Form 20-F
period 2002-08-31
ALLIED DOMECQ PLC
filed 2003-02-28
CIK 1100427

Use these links to rapidly review the document
TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 August 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                      to

ALLIED DOMECQ PLC
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

The Pavilions, Bridgwater Road, Bedminster Down, Bristol, BS13 8AR, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value £0.25 each ("ordinary shares") American Depositary Shares, each representing 4 ordinary shares ("ADSs")	New York Stock Exchange* New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

*        Not for trading, but only in connection with the registration of the ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
1,106,570,314 ordinary shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐                                    Item 18 ☒

i

Introduction

We are incorporated under the name of Allied Domecq PLC as a public limited company under the laws of England and Wales. We operate pursuant to our Memorandum and Articles of Association, the UK Companies Act 1985, other legislation and regulations in England and Wales and, where applicable, local legislation. Our principal executive office is located at The Pavilions, Bridgwater Road, Bedminster Down, Bristol, BS13 8AR, England, and the telephone number at that office is +44 117 978 5000.

The Group's authorised representative in the United States is the General Counsel of Allied Domecq Spirits & Wine North America and its agent for service of process is Allied Domecq North America Corporation, both of 355 Riverside Avenue, Westport, CT 06880 (telephone: 203-221-5400).

In this annual report, except as otherwise indicated or as the context otherwise requires, the "Company", "Group", "Allied Domecq", "we", "us" and "our" refers to Allied Domecq PLC and its subsidiaries.

You should rely only on the information contained in this annual report. We have not authorized anyone to provide you with information that is different. The information in this annual report may only be accurate on the date of this annual report or on or as at any other date provided with respect to specific information.

Currency and Currency Translation

Unless we otherwise indicate in this annual report, references to "Pound Sterling", "Pounds Sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom, all references to "US Dollar", "US Dollars", "Dollars", "$", "cents" or "¢" are to the lawful currency of the United States.

Solely for your convenience, we have translated some Pound Sterling amounts contained in this annual report into US Dollars. The rate used to translate such amounts was £1.00 to $1.5476, which was the noon-buying rate for cable transfers in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York on 30 August 2002, known as the "noon-buying rate", unless the context otherwise requires or implies. We provide the US Dollar equivalent information in this annual report solely for the convenience of the readers of this annual report, and you should not construe it as implying that the Pound Sterling amounts represent, or could have been or could be converted into, US Dollars at such rates or at any rate. See the section entitled "Item 3—Key Information—Exchange Rate Information" for more detailed information regarding the translation of Pounds Sterling into US Dollars.

Industry Data

In this annual report, we refer to information regarding the premium distilled spirits market segments from Impact International, an international drinks magazine that is independent from industry participants. Impact International collects information on the premium distilled spirits market from a variety of sources, including brand owners, import and export enterprises, trade associations and governmental agencies such as the US Commerce Department.

Data provided by Impact International may differ from data we have compiled with respect to our products. We believe that all of the information in this annual report that is based on statements from Impact International is reliable.

Trademarks

This annual report includes names of our products, which constitute trademarks or trade names which we own or which others own and license to us for our use. This annual report also contains other

ii

brand names, trade names, trademarks or service marks of other companies, and these brand names, trade names, trademarks or service marks are the property of those other companies.

Presentation of Financial Information

Unless otherwise noted, the financial data that we present in this annual report has been prepared in accordance with generally accepted accounting principles in the United Kingdom, or UK GAAP. UK GAAP differs in some respects from generally accepted accounting principles in the United States, or US GAAP. For a summary of the main differences between US GAAP and UK GAAP as they relate to us, see Note 33 to our Audited Consolidated Financial Statements.

Cautionary Statement Regarding Forward-Looking Information

Some statements in this annual report represent our expectations for our business and the industries in which we operate, and involve risks and uncertainties. We principally make these forward-looking statements in the sections entitled "Item 4—Information on the Company" and "Item 5—Operating and Financial Review and Prospects". You can identify these statements by the use of words such as "believes", "expects", "may", "will", "should", "intends", "plans", "anticipates", "estimates" or other similar words. We have based these forward-looking statements on our current expectations and projections about future events. We believe that our expectations and assumptions with respect to these forward-looking statements are reasonable. However, because these forward-looking statements include risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including the factors discussed in the section entitled "Item 3—Key Information—Risk Factors".

We undertake no obligation publicly to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Given these considerations, you should not place undue reliance on such forward-looking statements.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Directors and Senior Management

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

You should read the following selected historical consolidated financial data in conjunction with the section entitled "Item 5—Operating and Financial Review and Prospects", our Audited Consolidated Financial Statements and the related Notes appearing elsewhere in this annual report.

In September 1999, we restructured our business to focus on our spirits and wine business, which we refer to as our Spirits & Wine business, and our quick service restaurants business, which we refer to as our QSR business, by disposing of our managed and leased pub business and our 50% interest in a liquor store joint venture, which we collectively refer to as our UK Retail business, to Punch Taverns Group Limited. Accordingly, we treat the UK Retail business, which represented 38% of our total turnover during the year ended 31 August 1999, the last full financial year prior to its disposal, as a discontinued business.

Our selected historical consolidated financial data for the three years ended 31 August 2002 have been derived from our Audited Consolidated Financial Statements and the Notes thereto appearing elsewhere in this annual report.

We have implemented Financial Reporting Standard No. 19—Deferred Tax in the year ended 31 August 2002. As a result, our Audited Consolidated Financial Statements as at 31 August 2001, and for the two year period ended 31 August 2001 have been restated.

Our consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain respects from generally accepted accounting principles in the United States, or US GAAP. See Note 33 to our Audited Consolidated Financial Statements for a summary of the main differences between UK GAAP and US GAAP as they relate to us.

UK GAAP Information

	Year ended 31 August
Consolidated profit and loss account	2002(1)	2002	2001(2) (restated)	2000(2) (restated)	1999(2) (restated)	1998(2) (restated)
	$	£	£	£	£	£
	(million, except for per share and dividend data)
Turnover:
Continuing activities	5,160	3,334	2,879	2,602	2,408	2,398
Discontinued activities(3)	–	–	–	30	1,695	1,910

Total turnover(4)	5,160	3,334	2,879	2,632	4,103	4,308
Trading profit:
Continuing activities	944	610	543	487	430	419
Discontinued activities	–	–	–	13	241	302

Total trading profit before goodwill amortization and exceptional items	944	610	543	500	671	721
Finance charges	(201)	(130)	(90)	(83)	(92)	(106)

Profit on ordinary activities before taxation and the following items:	743	480	453	417	579	615
Goodwill amortization	(59)	(38)	(12)	(3)	–	–
Mexican excise rebate(5)	330	213	47	–	–	–
Exceptional operating costs	(130)	(84)	(9)	(54)	(253)	(87)
Profits/(losses) on sales of businesses and fixed assets	–	–	6	59	167	(37)
Debenture/loan stock repayment premia	–	–	–	–	(272)	(36)

Profit on ordinary activities before taxation	884	571	485	419	221	455
Taxation	(257)	(166)	(128)	(80)	(140)	(187)
Minority interests and preference dividends	(20)	(13)	(13)	(9)	(6)	(21)

Profit earned for ordinary shareholders	607	392	344	330	75	247

Earnings and dividends
Earnings per ordinary share:
Basic	57.0¢	36.8p	32.6p	31.2p	7.2p	23.7p
Diluted	56.8¢	36.7p	32.6p	31.2p	7.2p	23.7p
Earnings per ordinary share before goodwill
amortization, exceptional items and
discontinued activities:
Basic(6)	50.5¢	32.6p	31.0p	28.6p	22.3p	19.8p
Diluted(6)	50.3¢	32.5p	31.0p	28.6p	22.3p	19.8p
Dividends per ordinary share	20.1¢	13.0p	12.1p	11.0p	15.0p	25.3p
Weighted average ordinary shares used in earnings per share calculations:
Basic	1,066	1,066	1,054	1,059	1,047	1,042
Diluted	1,069	1,069	1,055	1,059	1,067	1,044

	As at 31 August
Consolidated balance sheet data	2002(1)	2002	2001(2) (restated)	2000(2) (restated)	1999(2) (restated)	1998(2) (restated)
	$	£	£	£	£	£
	(million)
Fixed assets	3,699	2,390	1,547	762	2,908	2,938
Net current assets excluding net borrowings	2,086	1,348	1,019	1,009	932	703
Creditors over one year and provisions	(579)	(374)	(303)	(316)	(306)	(250)

Total assets	5,206	3,364	2,263	1,455	3,534	3,391
Short-term borrowings less cash	(1,241)	(802)	(659)	(446)	(535)	(543)
Loan capital	(2,749)	(1,776)	(1,195)	(806)	(780)	(858)

Net assets	1,216	786	409	203	2,219	1,990

US GAAP Information

	Year ended 31 August
Consolidated profit and loss account data
	2002(1)		2002		2001		2000
	$		£		£		£
	(million, except for per share data)
Turnover(7)	4,923		3,181		2,759		2,520
Trading profit	963		622		575		373
Net income:
Continuing activities(8)	628		406		332		266
Discontinued activities	–		–		–		1,288

Net income(8)	628		406		332		1,554

Basic and diluted net earnings per share:
Continuing activities(8)	58.8	¢	38.0	p	31.5	p	25.1	p
Discontinued activities	–		–		–		121.6	p

Total(8)	58.8	¢	38.0	p	31.5	p	146.7	p

	Year ended 31 August
Consolidated balance sheet data
	2002(1)	2002	2001
	$	£	£
	(million)
Total assets	9,354	6,044	5,260
Shareholders' funds and minorities	2,509	1,621	1,552

Notes:

(1)
Amounts translated for convenience at the noon-buying rate on 30 August 2002 of £1.00=$1.5476.

(2)
As explained within the Accounting Policies section of our Audited Consolidated Financial Statements, we adopted Financial Reporting Standard No. 19—Deferred Tax in the year ended 31 August 2002 which resulted in the restatement of the financial statements of prior periods. The following table provides a reconciliation between profit earned for ordinary shareholders and earnings per ordinary share as originally reported and after adoption of FRS No. 19.

	Year ended 31 August (restated)
	2001		2000		1999		1998
	£		£		£		£
	(million, except for per share)
Profit earned for ordinary shareholders—as originally reported	344		317		76		274
Adoption of FRS No. 19—Deferred Tax	–		13		(1)		(27)

Profit earned for ordinary shareholders—restated	344		330		75		247

Earnings per ordinary share—basic and diluted as originally reported	32.6	p	29.9	p	7.3	p	26.3	p
Adoption of FRS No. 19—Deferred Tax	–		1.3	p	(0.1	)p	(2.6	)p

Earnings per ordinary share—basic and diluted restated	32.6	p	31.2	p	7.2	p	23.7	p

(3)
Discontinued activities relate primarily to the disposal of our UK Retail business to Punch Taverns Group Limited and the disposal of Cantrell & Cochrane in 1999.

(4)
In the years ended 31 August 2000 and 1999, turnover respectively included £12 million and £624 million of our share of turnover from third-party ventures

(5)
In September 2000, the Mexican Supreme Court ruled that the excise duty regime imposed on large spirits companies in Mexico was inequitable and awarded damages to several of the plaintiffs, including us. The Mexican Supreme Court has awarded compensation which, by agreement with the Mexican tax authorities in October 2001, is principally received by offset against current and future duties and taxes. During the year ended 31 August 2002, £213 million was received (2001: £47 million) and was subject to applicable corporation tax at 35%. Due to the significant increase in its size, the rebate has been treated as exceptional operating income. As a result, for comparative purposes, the rebate of £47 million received during the year ended 31 August 2001 has been reclassified as an exceptional item. For a further description of the Mexican excise rebate, see "Item 5—Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Mexican Excise Rebate".

(6)
Basic earnings per share of 32.6p in the year ended 31 August 2002 (2001: 31.0p, 2000: 28.6p) has been calculated on earnings before goodwill amortization, exceptional items and discontinued activities of £347 million (2001: £327 million, 2000: £303 million) divided by the average number of shares of 1,066 million (2001: 1,054 million, 2000: 1,059 million). Diluted earnings per share of 32.5p in the year ended 31 August 2002 (2001: 31.0p, 2000: 28.6p) has been calculated on earnings before goodwill amortization, exceptional items and discontinued activities of £347 million (2001: £327 million, 2000: £303 million) divided by the average number of shares and potentially dilutive ordinary shares of 1,069 million (2001: 1,055 million, 2000: 1,059 million).

(7)
As explained in Note 33 to our Audited Consolidated Financial Statements, we adopted EITF 01-09—Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products on 1 September 2001. Following the adoption of EITF 01-09, we have reclassified certain marketing expenditure as a reduction in turnover for the three years ended 31 August 2002. Compliance with this pronouncement resulted in turnover and operating costs for the year ended 31 August 2002 decreasing by £143 million (2001: £120 million, 2000: £100 million). In addition, for the year ended 31 August 2002, our US GAAP turnover includes a £9 million adjustment for franchise income relating to our QSR business.

(8)
As explained in Note 33 to our Audited Consolidated Financial Statements, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142 on 1 September 2001. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment at least annually. If such amortization were excluded from results for prior periods, net income (and earnings per share) would be increased by £61 million (5.9p) for the year ended 31 August 2001 (2000: £56 million (5.3p)).

Dividends

Our Board of Directors normally declares an interim dividend in respect of each fiscal year in April for payment in July. The final dividend in respect of each fiscal year is normally recommended by our Board of Directors in October and paid in February following approval by our shareholders.

The following table sets out the dividends paid on our ordinary shares and American Depositary Shares, or ADSs, in respect of each of the five years ended 31 August 2002. In July 2002, we entered into an amended and restated deposit agreement, which we refer to as the Deposit Agreement, among ourselves, JPMorgan Chase Bank, as depositary of our ADSs, and the holders from time to time of our American Depositary Receipts, or ADRs. The amended and restated Deposit Agreement, among other things, amended the terms of our ADSs so that each ADS represents a beneficial interest in four ordinary shares. Payments of dividends per ADS shown in the table below represent payments on the four ordinary shares underlying that ADS.

In September 1999, we restructured our business and disposed of our UK Retail business. In connection with the disposal, we returned the value of our UK Retail business, approximately £2.6 billion, to our shareholders. Accordingly, our Board of Directors did not declare a final dividend with respect to the year ended 31 August 1999. Since that time, interim and final dividends have reflected our restructured business.

	Year ended 31 August
	2002		2001		2000		1999		1998
per ordinary share
Interim	4.90	p	4.50	p	4.00	p	15.00	p	9.73	p
Final	8.10	p	7.60	p	7.00	p	–		15.60	p

Total	13.00	p	12.10	p	11.00	p	15.00	p	25.33	p

per ADS(1)
Interim	30.88	¢	21.60	¢	19.16	¢	89.36	¢	58.20	¢
Final	52.63	¢	38.40	¢	36.52	¢	–		93.20	¢

Total	83.51	¢	60.00	¢	55.68	¢	89.36	¢	151.40	¢

Note:

(1)
Each ADS represents a beneficial interest in four ordinary shares.

Our dividends are payable in Pounds Sterling. Dividends paid by the depositary in respect of ADSs are paid in US Dollars based on market rates of exchange that may differ from the noon-buying rate on the payment day.

Our Board of Directors has concluded that the appropriate level of dividend cover, earnings per share divided by dividend per share, should be approximately 2.5 and that our dividends should grow in line with growth in underlying earnings. This supports our strategic objective to optimize the efficiency of our capital structure while maintaining prudent financial ratios. We believe that this policy will enable us to retain sufficient cash flow to finance both investment in brands and future capital expenditure. We measure the returns on such expenditure against the benefits of returning capital to shareholders. Nevertheless, our future dividends depend upon our earnings, financial condition and other factors, and as a result, we cannot assure you that the interim and final dividends that we paid in the past are indicative of future interim or final dividends.

A revised income tax convention between the United States and the United Kingdom is currently being ratified. This may affect the US Federal income tax consequences of owning our ordinary shares or ADSs, including the taxation of dividend payments. For a more detailed discussion of those and other tax consequences of owning our ordinary shares or ADSs, see the section entitled "Item 10—Additional Information—Taxation".

Exchange Rate Information

The following tables set out the low, high, average and period-end exchange rates for the years indicated and the low and high exchange rates for the past six months. These rates, expressed in US Dollars per Pound Sterling, are based on the noon-buying rates for cable transfers in Pounds Sterling as certificated for customs purposes by the Federal Reserve Bank of New York. The average rates reflect the average of the noon-buying rates on the last business day of each month during the relevant year. We have provided these rates for your convenience. They are not the rates we have used in this annual report for currency translations or, where applicable, in the preparation of the financial statements included in this annual report.

	Annual exchange rates of US Dollars per £1.00 for the year ended 31 August
	2002	2001	2000	1999	1998
Low	1.4095	1.3730	1.4514	1.5515	1.5827
High	1.5800	1.5045	1.6765	1.7222	1.7035
Average	1.4624	1.4418	1.5667	1.6303	1.6550
Period-End	1.5476	1.4510	1.4515	1.6086	1.6760

	February 2003(1)	January 2003	December 2002	November 2002	October 2002	September 2002	August 2002
Low	1.5860	1.5975	1.5555	1.5440	1.5418	1.5343	1.5192
High	1.6480	1.6482	1.6095	1.5915	1.5708	1.5700	1.5709

Note:

(1)
Through 24 February 2003.

On 24 February 2003, the noon-buying rate was £1.00=$1.5860.

Exchange Controls and Other Limitations Affecting Security Holders

There are currently no UK foreign exchange control restrictions on our operations or affecting the remittance of dividends. Any dividends we pay to holders of our ADSs may be subject to UK or other taxation. You should read the information in the section entitled "Item 10—Additional Information—Taxation" for a more detailed discussion of the tax consequences of investing in our ADSs. There are no restrictions under our Memorandum and Articles of Association or under the laws of England and Wales that limit the right of non-resident or foreign holders to hold or exercise voting rights in connection with our ordinary shares.

Risk Factors

Investors, holders and prospective purchasers of our ADSs and ordinary shares should, in addition to paying due regard to the Cautionary Statement Regarding Forward-Looking Information noted above, also carefully consider all of the information set out in this annual report. In particular, you should consider the special features applicable to an investment in us, including those set out below.

Contamination or other circumstances could harm the brand integrity or customer support for our brands and adversely affect the sales of those products.

The success of our brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally or as a consequence of deliberate third-party action, or other events that harm the brand integrity or consumer support for those brands, could adversely affect their sales. We purchase most of the raw materials for the production of our spirits and wine from third-party producers or on the open market. Contaminants in those raw materials or defects in the distillation or fermentation process could lead to low beverage quality as well as illness among, or injury to, our consumers and may result in reduced sales of the affected brand or all of our brands. Also, to the extent that third parties sell products which are either counterfeit versions of our brands or brands that look like our brands, consumers of our brands could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brands in the future and in turn could impair brand equity and adversely affect our sales and operations.

In addition, we have entered into agreements with third parties to produce ready-to-drink and other products that carry our brands and trademarks. If these third parties contaminate or cause a decrease in the quality of these products, they could tarnish the overall reputation of the relevant brands and this could result in reduced sales of the affected brand or brands.

Sales from our portfolio of premium branded spirits and wine may be disproportionately affected relative to non-premium branded drinks products by an economic downturn, recession, acts or threats of terrorism, acts or the threat of war or other adverse political developments in our key markets.

We believe that during times of economic uncertainty or hardship consumers may choose to purchase lower value consumer goods as opposed to higher value consumer goods, which include our premium branded spirits and wine. Reduced sales by our Spirits & Wine business as a result of an economic downturn or recession in certain key markets, particularly the United States, Mexico, South Korea, Spain and the United Kingdom, may have an adverse effect on the results of operations of our Spirits & Wine business. Because turnover of our Spirits & Wine business represented 91% of our total turnover during the year ended 31 August 2002, a reduction in sales of our premium branded spirits and wine in those key markets could have an adverse effect on our results of operations and business prospects as a whole. In the same way, acts of terrorism or the outbreak of war, consumer concern over threats of terrorism or the threat of war or other adverse political developments may have a depressing effect on consumers' propensity to purchase higher value goods in our key markets. In particular, we believe that terrorist acts, threats of further terrorist acts or the outbreak of war, may reduce consumers' inclination to travel, thereby adversely affecting sales of our spirits and wine in the duty free market. In addition, we also believe that other adverse political developments affecting some of our key markets could lead to an economic down turn or recession in those markets.

Regulatory decisions and changes in the legal and regulatory environment in the countries in which we operate could limit our business activities or increase our operating costs.

As a leading international branded drinks and retailing group, our business is subject to extensive regulatory requirements regarding production, distribution, marketing, advertising and labeling in the countries in which we operate. In addition, our products are subject to differing import and excise duties in the countries in which we operate. Regulatory decisions or changes in the legal and regulatory requirements in these areas may have the following effect on our business:

  •
  Product recall:    Governmental bodies in the countries in which we operate may have enforcement powers that can subject us to actions such as product recall, seizure of products and other sanctions, each of which could have an adverse effect on our sales or damage our business.

  •
  Advertising and promotion:    Governmental bodies in the countries in which we operate may impose limitations on advertising activities used to market alcoholic beverages such as prohibition or limitations on the television advertising of spirits. These limitations may inhibit or restrict our ability to maintain or increase the strong consumer support for and recognition of our brands in key markets and may adversely affect our results of operations.

  •
  Labeling:    Governmental bodies in the countries in which we operate may impose additional labeling and production requirements. Changes to labeling requirements for alcoholic beverages, including our portfolio of premium branded spirits and wine, may detract from their appeal to consumers and as a result, lead to a reduction in sales of those beverages. In addition, this may result in increased costs.

  •
  Import and excise duties:    Our products are subject to import and excise duties. An increase in import or excise duties may reduce overall consumption of our premium branded spirits and wine or cause consumers to prefer lower-taxed spirits and wine to ours.

We depend upon our trademarks and proprietary rights, and any failure to protect our intellectual property rights or any claims that we are infringing upon the rights of others may adversely affect our competitive position.

Our success depends, in large part, on our ability to protect our current and future brands and products and to defend our intellectual property rights. We have been issued numerous trademarks covering our brands and products and have filed, and expect to continue to file, trademark applications seeking to protect newly-developed brands and products. We cannot be sure that trademarks will be issued with respect to any of our pending trademark applications or that our competitors will not challenge, invalidate or circumvent any existing or future trademarks issued to, or licensed by, us.

If we do not successfully anticipate changes in consumer preferences and tastes, sales of our products could be adversely affected.

Our portfolio includes a range of premium branded spirits and wine and food products. Maintaining our competitive position depends on our continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors, including changes in demographic and social trends or changes in travel, vacation or leisure activity patterns. Any significant shift in consumer preferences coupled with our failure to anticipate and react to such changes could reduce the demand for certain products in our portfolio resulting in reduced sales or harm to the image of our brands.

A substantial decrease in our ability to supply our consumers with our products could adversely affect the results of our operations.

An interruption or substantial decrease in our ability to supply customers of our brands could damage our sales and image as well as our relationships with customers and consumers. Problems which might constrain supply or lead to increased costs include:

  •
  Climate, agriculture and nature:    A number of our products such as champagne, cognac, wine, some whiskies and tequila depend on agricultural produce from demarcated regions. If any of these regions were to experience weather variations, natural disasters, pestilence or other occurrences, we might not be able to obtain readily a sufficient supply of these commodities and there could be a decrease in our production of the product from that region or an increase in its cost.

  •
  Loss of inventory:    We have a substantial inventory of aged product categories, principally Scotch whisky, Canadian whisky, cognac, brandy and fortified wine, which mature over periods of up to 30 years. As at 31 August 2002, our maturing inventory amounted to £953 million. While our maturing inventory is stored at numerous locations throughout the world, the loss through fire or other natural disaster of all or a portion of our stock of any one of those aged product categories may not be replaceable and, consequently, may lead to a substantial decrease in supply of those products.

We have entered into arrangements with third parties in various key markets, and the termination of our relationship with those third parties for any reason may adversely affect our results of operations in those key markets and our results of operations and business prospects as a whole.

We have relationships with third parties throughout our business. The breakdown of some of these relationships could immediately limit our access to customers and, as a result, damage short- and long-term performance. These relationships include:

  •
  Distribution and manufacturing partnerships:    We have agreements with third parties to distribute and in some cases manufacture our products in various key markets, including Jinro Limited, in

    South Korea, and Suntory Limited, in Japan. A change in these relationships could seriously interrupt our business in those countries in both the long- and short-term.

  •
  Brand distribution rights:    We distribute some third-party brands through our global spirits and wine distribution network. In particular, we have acquired the trademark rights to the Stolichnaya® brand of vodka in the United States. We have an exclusive distribution agreement with Spirits International NV and S.P.I. Spirits (Cyprus) Limited, which together we refer to as SPI Spirits, to distribute Stolichnaya vodka in the United States and the right of first refusal over the distribution of the Stolichnaya brand as it becomes available in countries outside the United States. We understand SPI Spirits and the Russian government are currently involved in a dispute over the trademark rights to Stolichnaya. While we are not a party to the dispute, there is a risk that the Russian government may take action that prevents our supplier entirely fulfilling its obligations to us. Any sustained interruption in the supply may adversely affect our business.

  •
  Franchisees:    We entrust the management of each quick service restaurant to franchisees. Differing levels of quality or service at each quick service restaurant or improper management by any of these franchisees could compromise the consumer image of our quick service restaurant brands and adversely affect our business performance.

  •
  International retail customers:    Multiple retail chains are an important channel for our Spirits & Wine business. The increasing consolidation of the supermarket industry worldwide is resulting in the creation of a small number of powerful international retailers. The concentration of our business in fewer, larger, customers could present a significant risk to us if mutually beneficial relationships are not sustained.

Failure to successfully integrate and manage acquired businesses and brands could adversely impact current and future business performance and potentially impact our ability to meet our increased debt obligations.

We have acquired a number of businesses and brands in the last three years and have incurred an amount of additional debt to finance them. As at 31 August 2002, our net debt was £2,578 million, an increase of £724 million from 31 August 2001. The ability of these acquired businesses to make a positive contribution to our business depends on our ability to integrate them successfully into our existing operations and optimize the benefit that comes from the synergies arising throughout our various businesses. If we do not achieve successful integration of our new businesses, we may not achieve the financial and operational benefits we currently anticipate and as a result, may not be able adequately to service our increased debt obligations. In addition, the successful integration of newly acquired businesses may require greater amounts of management time and resources than we anticipate and thereby have an adverse effect on the conduct of our business, financial condition and results of operations.

Litigation and publicity concerning product quality, health and other issues may cause consumers to avoid our products and may result in liabilities.

Litigation and complaints from consumers or government authorities resulting from beverage and food quality, illness, injury and other health concerns or other issues stemming from one product or a limited number of products, including ready-to-drink and other products produced by licensees or franchisees may affect our industry. More specifically, we may be the subject of class action or other litigation relating to these allegations. Any litigation or adverse publicity surrounding any of these allegations may negatively affect us and our licensees, regardless of whether the allegations are true, by discouraging consumers from buying our products. In addition, litigation could result in a judgment for significant damages against us. We could also incur significant litigation costs and the diversion of management time as a result of a lawsuit or claim regardless of the result.

Our operations are conducted in many countries and, as a result, fluctuations between the Pound Sterling and other major currencies may affect our financial results.

We conduct our operations in many countries, and accordingly, a substantial portion of our sales and production costs are denominated in currencies other than Pounds Sterling. As a result, fluctuations between the Pound Sterling and other major currencies, including the US Dollar and the Euro, may affect our financial results. In particular, we believe that, due to the fact that North America accounts for a substantial proportion of our total sales volumes, a substantial decline in the rate of exchange between the US Dollar and Pound Sterling has had and may continue to have a material adverse effect on our financial results. We cannot assure you that further volatility in the rate of exchange between Pounds Sterling and other currencies will not have or continue to have a material adverse effect on our financial results.

The cost of providing pension and post-retirement healthcare benefits to eligible former employees is subject to changes in pension fund values and changing demographics, and may have a material adverse effect on our financial results.

We operate a number of pension and post-retirement healthcare plans throughout the world which provide defined benefits. While the majority of these plans are closed to new employees, the cost of providing these benefits to eligible former employees is subject to changes in pension fund values and changing demographics, including longer life expectancy of beneficiaries. We believe that sustained declines in equity markets and reductions in bond yields have and may continue to have a material adverse effect on the value of our pension funds. In addition, any shift to a sustained lower level of UK price inflation would increase pension liabilities as the relevant fund rules require that a minimum annual increase be applied to UK pensions. In these circumstances we may be required to recognize a charge to our profit and loss account to the extent that the pension fund values are less than the total anticipated liability under the plans. We cannot assure you that such charges will not have an adverse effect on our financial results.

Item 4. Information on the Company

Overview

We are a leading international branded drinks and retailing group. Our business comprises one of the world's largest international spirits and wine groups, which we refer to as our Spirits & Wine business, and a leading international quick service restaurants group, which we refer to as our QSR business. During the year ended 31 August 2002, our turnover was £3,334 million and trading profit was £610 million.

Our Spirits & Wine business manufactures, markets and sells a portfolio of premium branded spirits, which Impact International estimates included 14 of the top 100 premium distilled spirit brands by volume in 2001, and a growing portfolio of premium branded wines. Our Spirits & Wine business operates through a global distribution network in over 50 countries and generates approximately 33% of its trading profit in North America and 31% in Europe. During the year ended 31 August 2002, turnover of our Spirits & Wine business was £3,018 million and trading profit was £516 million. Turnover and trading profit of our Spirits & Wine business represented approximately 91% and 85% of our total turnover and trading profit in that year respectively.

Our QSR business operates an international franchise business, which comprises over 10,000 outlets. Our QSR business is comprised of Dunkin' Donuts®, one of the world's leading coffee and baked goods chains; Baskin-Robbins®, one of the world's leading ice cream franchises; and Togo's®, a sandwich chain operating principally on the West coast of the United States. During the year ended 31 August 2002, turnover of our QSR business was £316 million and trading profit was £78 million. Turnover and trading profit of our QSR business represented approximately 9% and 13% of our total turnover and trading profit in that year respectively.

We also hold a 25%, less one share, interest in Britannia Soft Drinks Limited, a UK company engaged in the manufacture and sale of soft drinks.

The following table sets out for each of the three years ended 31 August 2002 our turnover and trading profit by business segment and as a percentage of total turnover and trading profit for each business segment.

	Year ended 31 August
	2002		2001		2000
	£	%	£	%	£	%
	(million, except percentages)
Turnover(1)
Spirits & Wine	3,018	91	2,571	89	2,297	88
QSR	316	9	308	11	305	12

Total	3,334	100	2,879	100	2,602	100

Trading Profit(2)
Spirits & Wine	516	85	458	85	414	85
QSR	78	13	72	13	64	13
Britannia	16	2	13	2	9	2

Total	610	100	543	100	487	100

Notes:

(1)
Turnover for our Spirits & Wine business includes excise duty paid on our spirits and wine products and for our QSR business primarily comprises franchise income. Turnover for both our Spirits & Wine and QSR businesses excludes discontinued activities.

(2)
Trading profit is stated before exceptional items, goodwill amortization and finance charges and excludes discontinued activities. The Mexican excise rebate has been treated as an exceptional item in the year ended 31 August 2002. For comparative purposes the £47 million benefit in the year ended 31 August 2001 has been reclassified as an exceptional item.

The following table sets out for each of the three years ended 31 August 2002 our turnover by geographic market and as a percentage of total turnover.

	Year ended 31 August
	2002		2001		2000
	£	%	£	%	£	%
	(million, except percentages)
Geographical analysis
Turnover
Europe	1,213	36	982	34	968	37
Americas	1,599	48	1,542	54	1,392	54
Rest of World	522	16	355	12	242	9

Total	3,334	100	2,879	100	2,602	100

History and Development

The Company was established in 1961 by the merger of three UK brewing and pub retailing companies. Since then, we have grown to become a leading international branded drinks and retailing company with operations in the spirits and wine industry, the quick service restaurants industry and, until recently, the retail pub industry.

Spirits & Wine Business

The key events in the growth of our Spirits & Wine business were:

  •
  In 1966, we acquired Harveys of Bristol, a UK based producer of spirits and wine and the owner of Harveys® sherry and Cockburn's® port;

  •
  In 1986, we acquired the Canadian distillers Hiram Walker, Gooderham & Worts, owners of a large premium branded spirits portfolio including Ballantine's® whisky, Canadian Club® whisky, Courvoisier® cognac and Kahlúa® coffee liqueur;

  •
  In 1988, we entered into a spirits distribution arrangement with Suntory Limited, a leading spirits distributor in Japan;

  •
  In 1990, we acquired James Burrough Limited, distillers of Beefeater® gin;

  •
  In 1994, we acquired Pedro Domecq S.A., a leading spirits producer and marketer in Spain and Mexico;

  •
  In 2000, we established a spirits production and distribution venture with Jinro Limited in South Korea;

  •
  In 2000, we entered into a Trademark, Supply and Distribution Agreement with SPI granting us exclusive distribution and trademark rights in respect of its various vodka brands, including Stolichnaya in the United States;

  •
  In 2001, we acquired Kuemmerling GmbH, a German spirits producer; and

  •
  In 2002, we acquired the Malibu® brand, a coconut-flavored rum-based spirit.

We have recently increased the scope of our premium wine portfolio through a series of acquisitions, namely:

  •
  In 2001, we acquired G. H. Mumm & Cie and Champagne Perrier Jouët, champagne producers;

  •
  In 2001, we acquired Montana Group (NZ) Limited, New Zealand's largest winemaker;

  •
  In 2001, we acquired Buena Vista Winery, Inc., a Californian wine producer;

  •
  In 2001, we acquired Bodegas y Viñedos Graffigna Limitada S.R.L. and Viñedos y Bodegas Sainte Sylvie S.R.L., two Argentine wine producers;

  •
  In 2001, we acquired Bodegas y Bebidas S.A., the leading Spanish wine producer; and

  •
  In 2002, we acquired Mumm Cuvée Napa, a Californian sparkling wine.

QSR Business

We entered the quick service restaurants business in 1978 with our acquisition of J. Lyons & Company Limited, owner of Baskin-Robbins. In 1989, we acquired Dunkin' Donuts, and in 1997 we acquired Togo's.

Discontinued Activities

In 1999, we decided to focus our activities on our Spirits & Wine and our QSR businesses. Accordingly, in January 1999, we disposed of Cantrell & Cochrane, which was primarily a cider and soft drinks company based in Ireland. In September 1999, we disposed of our UK Retail business, which consisted of our managed and leased pub business and our 50% interest in a liquor store joint venture with Whitbread PLC, to Punch Taverns Group Limited.

Business Description and Strategy

Spirits & Wine Description

We are one of the largest international spirits producers, and we have a global distribution network dedicated to distributing our brands and brands owned by third parties. Our Spirits & Wine business oversees and operates these production and distribution operations. Turnover of our Spirits & Wine business for the year ended 31 August 2002 was £3,018 million and trading profit, excluding goodwill amortization and exceptional items was £516 million.

Our spirits portfolio consists principally of "premium" brands, those that generally retail at a global price greater than $10 per 750 ml bottle and have a US retail price of greater than $12 per 750 ml bottle. We divide our spirits and wine portfolio into:

  •
  core brands, brands which have strong customer appeal, typically in more than one market, and high margins;

  •
  local market leaders, brands which occupy a strong position in a particular market;

  •
  other spirits brands; and

  •
  wine brands.

Our core brands, Ballantine's Scotch whisky, Kahlúa liqueur, Malibu coconut-flavored rum-based spirit, Beefeater gin, Canadian Club whisky, Sauza® tequila, Courvoisier cognac, Tia Maria® liqueur and Maker's Mark® bourbon, collectively accounted for sales of approximately 17.9 million nine liter equivalent cases, or 28% of our spirits and wine portfolio by volume, in the year ended 31 August 2002. We acquired the Malibu brand in May of 2002, and as a result, the sales volume for our core brands in the year ended 31 August 2002 does not include a complete year of sales for Malibu. Our local market leaders, which include Presidente® brandy, Don Pedro® brandy and Imperial® whisky, accounted for approximately 12.4 million cases, or 20% of our spirits and wine portfolio by volume, in the year ended 31 August 2002. Other spirits brands accounted for sales of approximately 13.2 million cases, or 21% of our spirits and wine portfolio by volume, during the same period.

Our wine portfolio consists primarily of premium branded wines that generally retail at a global price of greater than $7 per bottle, including table wine, sparkling wine and champagne. During the year ended 31 August 2002, our Spirits & Wine business sold approximately 12.9 million cases of premium branded wines, or 20% of our spirits and wine portfolio by volume. Approximately 14.2 million cases were produced by our wineries. Other wine brands accounted for sales of approximately 7.0 million cases, or 11% of our spirits and wine portfolio by volume.

Spirits & Wine Strategy

The objective of our Spirits & Wine business is to create shareholder value through the profitable growth of the business. We believe that we are building a strong platform for sustainable future growth using a combination of focused investment in our core business to drive organic growth, being trading before acquisitions, and through acquisitions.

  •
  Driving organic growth

    Focus on key brand/market combinations.    We will continue to invest in dynamic, consumer-led marketing behind our core brands in key markets to drive sustained long-term growth. In the year ended 31 August 2002, our Spirits & Wine business invested £443 million in advertising and promotion, of which approximately 55% was in connection with our core brands. Key markets are those where scale, market and competitor dynamics offer clear growth opportunities, such as the United States, Spain and South Korea. We also intend to intensify the focus on our local market leaders in their respective markets.

    In our drive to become a truly marketing-led company, we have changed our approach to understanding the consumer. We have committed £6 million across ten countries to develop a new modal approach to consumer segmentation, which is enabling us to better predict consumers' choice of drink and brand. This work has given us the marketing tools to determine strategies for eleven brands and country strategies for our ten largest markets.

    Product innovation and line extension.    We have increased investment behind new product development and innovation as a means of driving future revenue and profit growth. For example, we plan to take advantage of market opportunities to introduce new product lines where appropriate and cost effective. One new product that we have recently introduced is Tia Lusso™, a new light cream liqueur that is an extension of the Tia Maria brand.

    Optimize returns from existing assets.    We actively seek opportunities to improve returns from our existing assets through the effective management of our brands and optimization of our cost and capital base. We have undertaken a number of major initiatives that we expect will enable us to reduce costs in our production operations, mainly in Scotland and Mexico. We are seeking to achieve additional cost efficiencies and working capital improvements from progressive supply chain integration and targeted cost reductions through efficient business processes and structure.

  •
  Improving the growth profile of our business through value-enhancing acquisitions

    Re-align and strengthen our portfolio.    We have recently completed a number of transactions to support our objective to build a strong platform for sustainable future growth. Our acquisitions have been selected to deliver the following benefits: Fill gaps in the portfolio—the acquisition of the Malibu brand, the trademark rights for Stolichnaya in the United States and the distribution rights for Stolichnaya in Canada, the Nordic countries and Mexico. Build critical mass in markets of strategic importance—the acquisition of Kuemmerling® bitters in Germany. Extend geographical reach into markets with growth potential—the creation of the Jinro Ballantines venture in South Korea. Access categories that we deem to have growth potential—the establishment of a premium wine business of global scale.

    Strategic acquisitions.    We will continue to pursue potential acquisitions of businesses, brands and products. Attractive acquisition targets may become available in the future dependent upon, among other factors, the amount of consolidation in the spirits and wine industry, the disposal of brands or businesses by industry participants and the sale of privately-owned brands or businesses. In addition to acquiring brands that are global premium brands or local market leaders, we would consider acquiring brands or products that we believe we could turn into global premium brands or local market leaders by exploiting potential synergies with our existing brand portfolio. Our evaluation of potential acquisitions and disposals takes into account their contribution to building sustainable future growth as well as their ability to generate acceptable future returns on investment ahead of our cost of capital.

Spirits & Wine Portfolio

Core Brands

Our core brands typically have a strong position in more than one market with potential for global scale. Impact International estimates that in 2001 seven of our core brands were in the top 100 premium distilled spirit brands by volume. A description of our core brands follows:

Ballantine's. The Ballantine's range includes Ballantine's Finest and Ballantine's Premium aged whiskies ranging from 12 to 30 years old. Impact International estimated that Ballantine's was one of the top ten premium distilled spirit brands by volume in 2001. We sold approximately 5.7 million cases of Ballantine's in the year ended 31 August 2002. Ballantine's is our largest selling brand in Europe with Spain, its largest market, accounting for approximately 1.9 million cases during the year ended 31 August 2002.

Kahlúa. Kahlúa is a coffee-flavored liqueur. Impact International estimated that Kahlúa was one of the top 20 premium distilled spirit brands by volume in 2001. We sold approximately 3.1 million cases of Kahlúa during the year ended 31 August 2002 with the United States, its largest market, accounting for approximately 2.0 million cases. We also sell a range of ready-to-drink Kahlúa cocktails under the tradename of "Kahlúa to Go®".

Malibu. Malibu is a coconut-flavored rum-based spirit that was first produced in 1980. Impact International estimated that Malibu was one of the top 35 premium distilled spirit brands by volume in 2001. Impact International estimates that 2.4 million cases of Malibu were sold in 2001. We purchased the Malibu brand from Diageo plc in May 2002. In the period from our purchase of Malibu to 31 August 2002, we sold approximately 0.5 million cases of Malibu.

Beefeater. Impact International estimated that Beefeater gin was one of the top 35 premium distilled spirit brands by volume in 2001. We sold approximately 2.3 million cases of Beefeater during the year ended 31 August 2002 with Spain, its largest market, accounting for 0.9 million cases.

Canadian Club. Impact International estimated that Canadian Club whisky was one of the top 40 premium distilled spirit brands by volume in 2001. We sold approximately 2.2 million cases of Canadian Club during the year ended 31 August 2002 with the United States, its largest market, accounting for approximately 1.2 million cases.

Sauza. Impact International estimated that Sauza tequila was one of the top 55 premium distilled spirit brands by volume in 2001. We sold approximately 1.9 million cases of Sauza during the year ended 31 August 2002 with the United States and Mexico, its largest markets, accounting for 0.9 million and 0.6 million cases, respectively.

Courvoisier. Impact International estimated that Courvoisier cognac was one of the top 100 premium distilled spirit brands by volume in 2001. We sold approximately 1.0 million cases during the year ended 31 August 2002 with the United States and the United Kingdom, its largest markets, accounting for 0.5 million and 0.3 million cases, respectively.

Tia Maria. Tia Maria is a premium, medium-strength Jamaican coffee-flavored liqueur. During the year ended 31 August 2002, we sold approximately 0.8 million cases of Tia Maria with its principal market being the United Kingdom. We launched a sister brand, Tia Lusso, a new light cream liqueur, in May 2002.

Maker's Mark. Maker's Mark is a niche Kentucky bourbon that we produce in batches of less than 19 barrels with every bottle sealed by being hand dipped into its signature red wax. During the year ended 31 August 2002, we sold approximately 0.4 million cases, principally in the United States.

Local Market Leaders

In addition to our core brands, we have identified brands that occupy a strong position in key markets and are capable of delivering critical mass in those markets or which present opportunities for growth. We refer to these brands as local market leaders. Impact International estimated that seven of our local market leaders were in the top 100 premium distilled spirit brands by volume in 2001. Our most important local market leaders are:

Presidente. Presidente is a brandy distilled and primarily consumed in Mexico. Impact International estimates that Presidente was one of the top 30 premium distilled spirit brands by volume in 2001. We sold approximately 2.4 million cases of Presidente during the year ended 31 August 2002.

Whisky DYC. Whisky DYC® is a whisky distilled and primarily consumed in Spain. Impact International estimated that Whisky DYC was one of the top 40 premium distilled spirit brands by volume in 2001. We sold approximately 1.9 million cases of Whisky DYC in Spain during the year ended 31 August 2002.

Stolichnaya. Stolichnaya is a Russian vodka for which we have acquired the distribution rights for various countries, including the United States. We sold approximately 1.5 million cases of Stolichnaya during the year ended 31 August 2002, primarily in the United States.

Don Pedro. Don Pedro is a brandy distilled and primarily consumed in Mexico. Impact International estimated that Don Pedro was one of the top 65 premium distilled spirit brands by volume in 2001. We sold approximately 1.3 million cases of Don Pedro during the year ended 31 August 2002.
Imperial. Imperial is a Scotch whisky primarily consumed in South Korea. We sold approximately 1.0 million cases of Imperial whisky during the year ended 31 August 2002.

Hiram Walker liqueurs. The Hiram Walker® liqueur range offers a wide range of flavored liqueurs. We sold approximately 0.9 million cases of Hiram Walker liqueurs during the year ended 31 August 2002, primarily in the United States.
Centenario. Centenario® is a brandy produced and primarily consumed in Spain. We sold approximately 0.8 million cases of Centenario in Spain during the year ended 31 August 2002.
Teacher's. Teacher's® is a Scotch whisky whose largest market is the United Kingdom. We sold approximately 0.7 million cases of Teacher's during the year ended 31 August 2002.

Other Spirits

Other spirits brands are managed in their respective markets, and we expect to utilize their cash and profit generation to maximize their return for shareholders.

Wine Brands

Since January 2001, we have substantially increased our wine portfolio through a series of acquisitions. These acquisitions now provide us with a branded premium wine business of global scale with production interests in New Zealand, the United States, France, Spain, Argentina, Mexico and Portugal. Our most important wine brands are:

Mumm. Mumm® is one of the leading worldwide champagne brands with its principal markets in France and the United States. During the year ended 31 August 2002, we sold approximately 0.5 million cases.

Perrier Jouët. The flagship of this champagne range is Perrier Jouët® Belle Époque, distinguished by the hand painted flower design on its bottle. Perrier Jouët's key market is the United States. During the year ended 31 August 2002, we sold approximately 0.2 million cases.

Montana. Based in New Zealand, Montana® produced approximately 5 million cases of bottled premium wine in 2001. During the year ended 31 August 2002, we sold approximately 5.5 million cases.
Clos du Bois. Clos du Bois® is one of the leading super-premium Californian wine brands. During the year ended 31 August 2002, we sold approximately 1.4 million cases, primarily in the United States.

Campo Viejo. Campo Viejo®, produced by Bodegas y Bebidas, is a leading brand from the Rioja region of Spain. Campo Viejo is sold throughout Europe, and during the year ended 31 August 2002, approximately 0.7 million cases of Campo Viejo were sold. We acquired Bodegas y Bebidas in December 2001.
Graffigna. Graffigna® is based in the San Juan region of Argentina. During the year ended 31 August 2002, we sold approximately 0.8 million cases.

Spirits & Wine Production

Properties, Plants and Equipment

We own or lease land and buildings throughout the world. Our properties primarily consist of a variety of manufacturing, distilling, maturing, bottling and administration operating sites spread across our operations, as well as vineyards in New Zealand, the United States, France, Spain and Argentina. As at 31 August 2002, our properties had a net book value of £468 million. Seven principal Allied Domecq operating units account for approximately 76% of the total net book value of £468 million, namely Montana (vineyards), Allied Domecq Wines USA (vineyards), Allied Distillers Limited (distilling), Mumm and Perrier Jouët (vineyards), Hiram Walker & Sons Limited (distilling), our Spanish production facilities (distilling and vineyards) and Domecq Mexico (distilling and agave cultivation).

These operating units each have several manufacturing facilities. The locations, principal products, production capacity and production volume in the year ended 31 August 2002 of these principal operating units is set out in the following table:

Operating unit	Location	Principal products	Production capacity	Production volume in 2002
			(Thousands nine-liter cases)
Allied Distillers	Scotland	Scotch whisky, gin, liqueurs and other	25,000	11,796
Domecq	Mexico	Brandy and tequila	26,000	9,600
Hiram Walker	United States and Canada	Canadian whisky, liqueurs and other	14,000	9,411
Domecq	Spain	Brandy, whisky, sherry and wine	7,700	6,453
Courvoisier	France	Brandy	1,600	1,077
			(Tons)(1)
Montana	New Zealand	Wines	57,500	46,000
Bodegas y Bebidas(2)	Spain	Wines	52,000	34,840
Allied Domecq Wines USA	United States	Wines	41,000	34,843
Mumm and Perrier Jouët	France	Champagne	21,688	15,835

Notes:

(1)
Metric tons of grape crush capacity.

(2)
We acquired Bodegas y Bebidas S.A. in December 2001. Approximately 62% of the production volume in 2002 was produced in the period from acquisition to 31 August 2002.

No individual tangible fixed asset has a net book value in excess of 5% of the aggregate net book value. We own approximately 96% of our properties by value and hold approximately 3% of our properties by value under leases running for 50 years or longer. Some of our production locations are sited in areas prone to earthquakes. Although we have previously bought insurance to cover earthquake damage, we have recently discontinued this practice and now self-insure.

Raw Materials

Most of the raw materials required for the production of our spirits and wine are agricultural commodities that we grow or purchase from third-party producers or on the open market. The raw materials that are the most volatile in supply are grapes and agave.

In the year ended 31 August 2002, we secured approximately 22% of our grapes for wine production, through our ownership and cultivation of vineyards. We also secured a substantial portion of our grapes through long-term supply contracts with a wide variety of local growers throughout the world. Those grapes that we do not grow or purchase through long-term supply contracts, we purchase on the open market.

Mexican regulations require that tequila is produced exclusively with blue agave from a specific region. As the result of the shortage of this material over the last few years, we have undertaken our own agave cultivation, and as at 31 August 2002, we had approximately 13,000 hectares under cultivation of proprietary and contracted plantations. As we have recently begun our agave cultivation and as agave should grow for between seven and ten years prior to harvest and use, we currently rely on long-term agave supply contracts and the open market for all of our agave needs. The agave shortage has not yet been overcome, but our investment in new cultivation techniques is benefiting the local farmers.

When purchasing other raw material supplies such as closures, bottles and labels, we take advantage of our scale as a global drinks business. We attempt to use a balanced roster of preferred suppliers to strike a favorable balance between consistent quality and low cost.

Spirits & Wine Distribution

We own or control the distribution of approximately 90% of the sales of our Spirits & Wine business by volume through subsidiaries and operations in over 50 countries. The balance is carried out on our behalf by third parties with whom we usually have long-term distribution contracts. Of our total sales volume during the year ended 31 August 2002, Europe accounted for approximately 31%, North America for approximately 24%, Latin America for approximately 17%, Asia Pacific for approximately 6%, the Wine region for approximately 20% and Other, which includes bulk sales of spirits and wine as well as stand-alone Duty Free operations for approximately 2% of our sales by volume.

Generally, we distribute our products via wholesalers directly to specialist stores, supermarkets, convenience stores and owners of on-premise outlets. However, our distribution arrangements vary depending upon the particular markets with important regional differences outlined below.

  •
  North America. Local law in some US States and in most of the provinces and territories of Canada requires that local government-owned monopolies control the distribution of spirits. In the United States, we trade in a mandatory three-tier system, meaning that in states where the state liquor board does not control sales, we must sell to wholesalers who, in turn, sell to retailers and then to the end consumer. During the year ended 31 August 2002 we implemented a new five year country strategy in the United States. We have refined pricing by brand and by State, improved communications within the business, reviewed deployment of our sales forces and re-aligned our advertising and promotion spend to improve its effectiveness. In addition, a new organisation structure is being implemented that will allocate our resources closer to the market place and increase sales coverage. This will facilitate a better understanding of customers and consumers and further strengthen our relationships with distributors.

  •
  Asia Pacific. In Asia Pacific, we distribute our products through a combination of subsidiaries, third-party distributors and through associations with other industry participants, such as our arrangement with Jinro Limited for the bottling and distribution of whisky and other spirits in South Korea and Suntory Limited for the principal distribution of our products in Japan.

Spirits & Wine Seasonality

Demand for our premium branded spirits and wine traditionally experiences seasonal fluctuations in sales volume. This is particularly true for products, like champagne and sparkling wine, that are associated with end of the year holiday events in some key markets. Seasonal fluctuations mean that our turnover may be highest in the first half of our fiscal year.

Spirits & Wine Competitors

Our Spirits & Wine business competes with other producers and distributors of spirits and wine on a local and international basis. At a local level, the spirits and wine industry is heavily fragmented. Internationally, we compete with an array of global companies. We list below our principal international competitors and a summary, to the best of our knowledge, of their main activities in relation to the spirits and wine industry:

  •
  Diageo plc, formed in 1997 as a result of the merger between Grand Metropolitan Public Limited Company and Guinness PLC, is one of the world's leading consumer goods companies. Diageo's brands include Smirnoff vodka, Smirnoff Ice, Johnnie Walker whisky, Gordon's gin and Bailey's liqueur. Diageo also distributes Cuervo tequila in some markets. In 2001, Diageo agreed to purchase a number of brands from the Seagram's wines and spirits business, including Captain Morgan rum and Crown Royal Canadian whisky.

  •
  Pernod Ricard, a French spirits group, whose premium brands include Ricard, Pastis 51, Pernod, Jameson Irish whiskey, Havana Club rum and Jacob's Creek wine. In 2001, Pernod Ricard purchased a number of brands from the Seagram's wines and spirits business, including Chivas Regal whisky, Martell cognac and Seagram's gin.

  •
  Brown-Forman Corporation, which produces the premium brands of Jack Daniel's, Southern Comfort and Canadian Mist and distributes Finlandia vodka. It derives its spirits profits primarily from the United States. It cooperates with third parties for the distribution of its products outside the United States. Brown-Forman also maintains a large premium wine business, which includes Fetzer wines and Korbel champagne.

  •
  Bacardi-Martini Inc., which produces the premium brands of Bacardi rum, Martini vermouth, Dewar's whisky and Bombay gin. Bacardi-Martini also produces Bacardi Breezers, a line of ready-to-drink products.

  •
  Fortune Brands Inc., a US consumer brands company that has a division devoted to spirits and wine. Its principal brands are Jim Beam bourbon, DeKuyper liqueurs and Geyser Peak wine.

The world wine market is extremely fragmented with the top five corporate producers accounting for just 3.5% of the global wine market. Competition is specific to particular niche price points and country of origin and there is no single producer with a similar business profile to us. Well known premium wine brand producers include LVMH, Remy Cointreau, BRL Hardy, Southcorp, and the Fosters Group's wine division Beringer Blass.

Spirits & Wine Regulation and Taxes

The production of spirits and wine in Europe is subject to various regulations, including the testing of raw materials used and the standards maintained in production processing, storage, labeling and distribution. In the United States, the spirits and wine business is subject to strict Federal and State government regulations covering virtually every aspect of its operations, including production, marketing, pricing, labeling, packaging and advertising.

Spirits and wine are subject to national import and excise duties in many markets around the world. Most countries impose excise duties on distilled spirits, although the form of such taxation varies significantly from a simple application on units of alcohol by volume to intricate systems based on the imported or wholesale value of the product. Several countries impose additional import duty on distilled spirits, often discriminating between categories, like Scotch whisky or bourbon, in the rate of such tariffs. Within the European Union, such products are subject to different rates of excise duty in each country, but within an overall European Union framework that imposes minimum rates of excise duties.

Import and excise duties can have a significant effect on our sales, both through reducing the overall consumption of alcohol and through encouraging consumer switching into lower-taxed categories of alcohol. We devote resources to encouraging the equitable taxation treatment of all alcoholic drink categories and to reducing government-imposed barriers to fair trading.

The advertising, marketing and sale of alcoholic beverages are subject to various restrictions in markets around the world. These range from a complete prohibition of the marketing of alcohol in some countries to restrictions on the advertising style, media and messages used. A number of countries prohibit or discourage televised advertising for spirits brands, either through regulation or a voluntary code of practice, while other countries permit televised advertising for spirits brands, but only under careful regulation.

Spirits and wine are also regulated in distribution. Many countries only permit the sale of alcohol through licensed outlets, both on and off premise. This may vary from government or State operated monopoly outlets to licensed on premise outlets, such as bars and restaurants, which prevail in much of the western world.

Labeling of alcoholic drinks is also regulated in many markets, varying from health warning labels to importer identification, alcoholic strength and other consumer information. All alcoholic beverages sold in the United States must contain warning statements related to the risks of drinking alcoholic beverages. Further requirements for warning statements and any prohibitions on advertising and marketing could have an adverse impact on our sales.

International compliance with environmental requirements has not had a material adverse effect on our results of operations, capital expenditures or competitive position.

QSR Description

Our QSR business comprises our US and international food franchising business. The core trading market for the business is the United States with over 6,600 distribution points nationwide, while the international business operates more than 3,900 additional distribution points. The system is almost exclusively franchised, limiting our required capital investment. Turnover for the year ended 31 August 2002 was £316 million, principally related to franchise income on total retail sales by our franchisees of £2,869 million, and trading profit was £78 million.

The brands included in our QSR business are:

Dunkin' Donuts. Dunkin' Donuts is one of the world's leading coffee and baked goods chains. During the year ended 31 August 2002, it generated 92% of its total retail sales from US markets. As at 31 August 2002, Dunkin' Donuts had 5,438 distribution points, of which 3,836 were located in the United States.

Baskin-Robbins. Baskin-Robbins is one of the world's largest ice-cream franchises. During the year ended 31 August 2002, it generated slightly more than half of its total retail sales from US markets. As at 31 August 2002, Baskin-Robbins had 4,704 distribution points, of which approximately half were in the United States.
Togo's. The Togo's brand was historically a West Coast sandwich chain. As at 31 August 2002, Togo's had 425 distribution points, substantially all of which were in the United States.

QSR Strategy

The objective of our QSR business is to be a global leader in its industry, known for the quality of its brands, retail offerings and staff. To achieve this objective, we intend to continue to pursue the following six key strategies:

  •
  Multi-branding concept development.    Our three quick service restaurant brands are complementary in terms of consumer consumption throughout the day. According to our internal data, Dunkin' Donuts achieves a majority of its sales before 11.00 a.m., Togo's has a majority of its sales at lunch-time, and Baskin-Robbins' sales traditionally occur during the afternoon and early evening. Our strategy is to combine our brand offerings within the same restaurant. We believe this strategy brings significant benefits to our franchisees through improved scale and operating efficiencies as well as the opportunity to increase revenue from cross-selling our brands. As at 31 August 2002, we had more than 800 restaurants selling more than one of our brands.

  •
  Brand revitalization.    Complementary to our multi-brand development strategy, we also recognize the importance of continually revitalizing our existing asset base. Since 1996 and as at 31 August 2002, our franchisees had remodeled 69% of the existing US Dunkin' Donuts restaurants. In addition, we have recently changed the Dunkin' Donuts logo to better represent an increased focus on coffee while continuing to reinforce the core bakery business. In the international markets, we have begun to streamline our asset base and have focused our approach on prospective development.

  •
  Baskin-Robbins re-positioning.    We have substantially revised our business model for Baskin-Robbins so as to provide a greater focus on retailing. Prior to April 2000, we principally derived our income from Baskin-Robbins franchisees from the margin on the cost of producing ice cream and wholesale prices of ice cream sold to our franchisees. In April 2000, we introduced a program to amend our agreements with our Baskin-Robbins franchisees to the effect that our income would be derived exclusively from franchise royalties. We also required our franchisees to increase their contribution to their cooperative advertising fund. Approximately 75%, or 1,200 of our franchisees eligible to participate accepted these amended terms. All new franchise agreements for Baskin-Robbins or for combination restaurants will be on these terms. As at 31 August 2002, approximately 81% of eligible franchisees are participating. As part of this repositioning strategy, we have disposed of our ice cream manufacturing operations in the United States and entered into a long term supply contract with Dean Foods for the ice cream requirements of our US Baskin-Robbins franchisees.

  •
  Product innovation.    Total retail sales have grown as a result of updated shop designs and significant improvements to store operating systems. We have also increased same store sales by continued investment in new product development. Our new products have increased consumer traffic, average consumer spending and profit margins.

  •
  Accelerating brand development.    We believe that there is a real opportunity to increase the distribution of our brands, and subsequently our income sources, by increasing the pace of our branded store openings. In particular, we believe that the use of multi-branded combination stores will allow us to increase penetration of markets in which we believe we are under-represented.

  •
  Improving organizational effectiveness and talent acquisition.    We have undertaken several initiatives to invest in systems and processes to improve the efficiency and effectiveness of the corporate infrastructure.

QSR Raw Materials

In the United States, a franchisee-owned cooperative manages the purchase, supply and distribution of raw materials and finished products for the Dunkin' Donuts brand. For Baskin-Robbins, we have a long-term, cost-plus arrangement with Dean Foods for the supply and distribution of ice cream and related products. International Multi-Foods supplies the Togo's brand.

Internationally, Dunkin' Donuts is managed through the US system, with some local supply of product where it makes sense either from a financial or a regulatory standpoint. Outside the United States, Baskin-Robbins is supplied primarily out of our manufacturing plant in Peterborough, Canada, although some local procurement exists, including relationships in Japan and South Korea.

QSR Competitors

The quick service restaurant industry is highly competitive. We believe that the combination of overcapacity and rising real estate and labor costs means that unit economics have begun to decline.

We believe our QSR business is strongly positioned to compete in the industry. Currently, we view our key competition as Starbucks, McDonald's, Tricon (which owns Taco Bell, KFC and Pizza Hut), Texas Pacific Group, Bain Capital Partners and Goldman Sachs Capital Partners (who collectively own Burger King), Wendy's, Subway, Krispy Kreme, Quizno's and Panera Bread.

QSR Regulation

In the United States, we are subject to various Federal, State and local laws affecting our QSR business. Each quick service restaurant must comply with licensing and regulation by a number of governmental authorities, which include health, sanitation, safety and fire agencies in the State or municipality in which the restaurant is located. In addition, each operating company must comply with various State laws that regulate the franchisor/franchisee relationship. To date, we have not been significantly affected by any difficulty, delay or failure to obtain required licenses or approvals.

In the United States, we are also subject to Federal and State laws governing such matters as employment and pay practices, overtime and working conditions. The QSR restaurants pay the bulk of their employees on an hourly basis at rates related to the Federal minimum wage. The QSR restaurants are also subject to Federal and State child labor laws which, among other things, prohibit the use of certain "hazardous equipment" by employees 18 years of age or younger. We have not to date been materially adversely affected by such laws.

Outside the United States, the QSR restaurants are subject to national and local laws and regulations which are similar to those affecting the restaurants in the United States, including laws and regulations concerning labor, health, sanitation and safety. These restaurants are also subject to tariffs and regulations on imported commodities and equipment and laws regulating foreign investment. International compliance with environmental requirements has not had a material adverse effect on our results of operations, capital expenditures or competitive position.

QSR Property

We own production facilities as well as own or lease buildings for our franchise stores throughout the United States and internationally. The largest of our production facilities produces Baskin-Robbins branded ice cream and is located in Peterborough, Canada. In the year ended 31 August 2002, it produced 4.1 million gallons of ice cream, and it has an annual production capacity of 4.5 million gallons. As at 31 August 2002, our properties related to our QSR business had a net book value of £85 million.

Group Environmental Policy

We seek to adopt operating procedures with minimal environmental impact, to prevent or control pollution of the environment and to conserve energy and other natural resources used in our operations. As a means of achieving these environmental goals, we are implementing ISO 14001, the environmental management standard of the International Organization for Standardization. The International Organization for Standardization has certified that we have ISO 14001 compliant operating sites in Brazil, Canada, France, Portugal, Spain, the United Kingdom and the United States, and we intend to increase the number of our ISO 14001 certified operating sites.

Of the environmental issues that are under our control, the most relevant to us are energy use, water use, emissions to air from processing, discharges to water, solid waste and packaging. Except as described elsewhere in this annual report, we are not currently aware of any environmental problems or issues that could materially adversely affect our business or results of operations.

Third-Party Ventures

On 15 February 2000, we purchased a 70% interest in two South Korean companies, Jinro Ballantines Company Limited and Jinro Ballantines Import Company Limited, for £103 million. Jinro Limited, one of South Korea's largest spirits distributors, holds the remaining 30% interest. The first of these companies bottles and distributes the acquired Imperial whisky brand while the second company imports and distributes brands from our international spirits portfolio.

On 18 January 2002, we entered into a commercial partnership with the Miller Brewing Company to introduce two new flavored malt-based beverages based on our Stolichnaya vodka and Sauza tequila brands. These new drinks, Stolichnaya Citrona™ and Sauza Diablo™ were launched in the Spring of 2002, with the object of reaching a significant number of US consumers through retail outlets serviced by Miller's nationwide distributor network. Since that time, however, we believe that the results achieved by these beverages have been disappointing to both parties. To date, the positive impact on our business which we had anticipated would occur as a result of our investment in the development, launch activity and marketing of these beverages has not occurred. Nonetheless, we currently intend to maintain our presence in the flavored malt beverage market in the US.

We have entered into a series of arrangements with Suntory Limited, one of Japan's leading producers and distributors of spirits. We have a 50% interest in a Japanese company, Suntory Allied Limited,

which has the principal rights to distribute our spirit products in Japan for a period up to and including 2029. Suntory Allied Limited is under the management control of Suntory Limited.

Organizational Structure

Allied Domecq PLC is the holding company of the Group. We have over 500 subsidiaries incorporated in over 50 countries. We have a 100% equity interest in all of our significant subsidiaries. We list those significant subsidiaries as at 31 August 2002 below together with their jurisdiction of incorporation.

Name	Jurisdiction of incorporation
Allied Domecq (Holdings) PLC	England and Wales
Allied Domecq Spirits & Wine Holdings PLC	England and Wales
Allied Domecq Spirits & Wine Limited	England and Wales
Allied Domecq Financial Services PLC	England and Wales
Allied Domecq Overseas Limited	England and Wales
Allied Domecq Overseas (Canada) Limited	England and Wales
Allied Domecq Overseas Holdings Limited	Cayman Islands
Allied Domecq Overseas (Europe) Limited	England and Wales
Allied Domecq International Holdings B.V.	Netherlands
Allied Domecq Netherlands B.V.	Netherlands
Allied Domecq Luxembourg Holdings S.a.r.l	Luxembourg
Allied Domecq Luxembourg S.a.r.l	Luxembourg
Allied Domecq Canada Limited	Canada
Hiram Walker-Gooderham & Worts Limited	Canada
Allied Domecq North America Corp	United States
Allied Domecq Spirits & Wine Americas Inc.	United States
Allied Domecq Spirits & Wine USA, Inc.	United States

Item 5. Operating and Financial Review and Prospects

You should read the following commentary together with our selected historical consolidated financial data and our Audited Consolidated Financial Statements and the related notes contained elsewhere in this annual report. This discussion contains forward-looking statements. Our actual results could differ materially from historical results or those contemplated in the forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, and include trend information and other factors that could cause actual results to differ materially, including, but not limited to, those identified in this annual report under the section entitled "Item 3—Key Information—Risk Factors".

General

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with our Audited Consolidated Financial Statements and the related Notes appearing elsewhere in this annual report. Our Audited Consolidated Financial Statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of the principal differences between UK GAAP and US GAAP as they relate to us, and a reconciliation of profit and loss and equity shareholders' funds to US GAAP, see Note 33 to our Audited Consolidated Financial Statements.

We are a leading international branded drinks and retailing group. Our business comprises one of the world's largest international spirits and wine groups, our Spirits & Wine business, and a leading international quick service restaurants group, our QSR business. Our objective is to create shareholder value through the profitable growth of the business. In 1999, we disposed of our UK Retail business, and since that time we have been strengthening our brand portfolio through acquisitions of spirits and wine producers and brands.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with UK GAAP, which requires us to make certain estimates and assumptions. We believe that, of our significant accounting policies, the following may involve a higher degree of judgment and complexity:

  •
  Accounting for acquisitions.    During the past three years, we have completed several acquisitions. An acquisition is accounted for at a purchase price based upon the fair value of the consideration given, whether it is in the form of cash, assets, stock or the assumption of liabilities. The assets and liabilities acquired are measured at their fair values, and the purchase price is allocated to the assets and liabilities based upon these fair values. Determining the fair values of the assets and liabilities acquired involves the use of judgment. Different techniques may be used to determine fair values, including market prices, where available, appraisals, comparisons to transactions for similar assets and liabilities and present value of estimated future cash flows, among others. Since these estimates involve the use of significant judgment, they can change as new information becomes available.

  •
  Impairment of tangible and intangible assets.    Tangible and intangible assets are evaluated for impairment when events and circumstances indicate that the assets may be impaired and the discounted cash flows to be generated by those assets are less than the net book value. The determination of discounted cash flows is based upon estimates that reflect our assumptions about discount rates, selling prices, production and sales volume levels, costs, and market conditions over the estimated operating period. If the assumptions related to the fair value calculation of tangible and intangible assets are inaccurate, an impairment charge may be required in the future.

  •
  Pensions and post-retirement medical benefits.    We charge pension and post-retirement medical benefit costs to the profit and loss account on a systematic basis over the service life of employees in accordance with Statement of Standard Accounting Practices No. 24, or SSAP No. 24, and with the advice of actuaries using the projected unit credit method. Inherent in these actuarial valuations are key assumptions, including discount rates and expected returns on the plan. We are required to consider market conditions, including potential changes in interest rates, in selecting these assumptions. These assumptions may not address actual changes in related pension and post-retirement benefit costs in the future. If actual changes are different from these assumptions, the cost of providing these benefits could increase or decrease.

    In November 2000, FRS No. 17 Retirement Benefits was issued, and adoption becomes mandatory for us in the year ended 31 August 2006. FRS No. 17 favors a market-based approach and its adoption would lead to different profit and loss charges and balance sheet provisions than those calculated using SSAP No. 24. We have not adopted FRS No. 17 early, but have complied with the transitional disclosure requirements of the standard.

Factors Affecting Results of Operations

For the period under review, our consolidated results of operations should be considered in light of the following specific factors.

Effect of Recent Acquisitions

Since the disposal of our UK Retail business in 1999, we have completed a number of acquisitions in order to diversify our portfolio and bring other specific benefits to our business, including building critical mass in key markets and extending our geographic reach into markets with growth potential. We have financed these acquisitions primarily from new bank facilities and capital market fund raising activities during the period. During the year ended 31 August 2002, our net debt increased by £724 million primarily as a result of acquisitions.

Since 31 August 2001, we have acquired Kuemmerling GmbH, one of Germany's largest spirit brands, for a cash consideration of £124 million and Bodegas y Bebidas, a leading Spanish wine producer, for a cash consideration of £164 million. In addition, we made a deferred payment of £231 million associated with our acquisition of Montana.

On 22 May 2002, we acquired the Malibu brand, a coconut-flavored rum-based spirit, Mumm Cuvée Napa, a Californian sparkling wine business, and associated assets from Diageo plc. The cash consideration of the acquisition was £586 million on a debt free basis, subject to a working capital adjustment. On 4 March 2002, we completed a private placement of 39 million new ordinary shares for gross proceeds of approximately £152 million to partially fund the acquisition. We funded the remainder of the acquisition price through the issuance of EUR600 million bonds due 2009 and £250 million bonds due 2014.

Mexican Excise Rebate

In September 2000, the Mexican Supreme Court ruled in favor of a complaint, brought by a number of spirits companies in Mexico challenging the excise duty regime applicable to their Mexican operations during 1998 and 1999. The Mexican Supreme Court ruled that the excise tax, which only applied to large companies, was inequitable, and awarded damages to certain plaintiffs, including us. The Mexican Supreme Court awarded compensation which, by agreement with the Mexican tax authorities in October 2001, is principally received by offset against current and future duties and taxes.

A total of £260 million has been received to date (2002: £213 million, 2001: £47 million) and was subject to applicable corporation tax at 35%. It is anticipated that the remaining recovery will be in the region of £30 million to £50 million comprising excise duty rebate and related interest and inflation adjustments and will be fully recovered by 31 August 2003. Due to the significant increase in the size of the rebate during the year ended 31 August 2002 and the acceleration in its collection, the rebate was treated as an exceptional item. As a result, for comparative purposes, the £47 million benefit during the year ended 31 August 2001 was reclassified as an exceptional item.

Pensions

In line with other companies, market and demographic dynamics over recent years have increased the cost of providing pensions. We have absorbed an increased pension profit and loss charge of £16 million in the year ended 31 August 2002. Whilst many of our pension funds have been able to absorb a significant proportion of recent equity market underperformance, we anticipate some increase to pension fund charge in the year ending 31 August 2003 and this will be dependent upon the outcome of the triennial valuation of our largest pension funds by our actuaries to be completed prior to the fiscal year-end. See the section entitled "Risk Factors—The cost of providing pension and post-retirement healthcare benefits to eligible former employees is subject to changes in pension fund values and changing demographics, and may have a material adverse effect on our financial results" and the subsection entitled "Trend Information—Non-operating Items".

Seasonality

We experience some seasonal fluctuations in demand. Retail demand for certain spirits, sparkling wines and champagne, for example, is highest during end of the year holiday events in certain key markets.

Exchange Rate Fluctuations

We conduct our operations in many countries, and accordingly, a substantial portion of our sales and production costs are denominated in currencies other than Pounds Sterling. As a result, fluctuations between the Pound Sterling and other major currencies, including the US Dollar and the Euro, may affect our operating results. We have a partial natural hedge against the impact of foreign exchange fluctuations associated with transactions denominated in Euro.

During the year ended 31 August 2002, the impact of foreign exchange movements on the translation of profits was adverse compared to the prior year, resulting principally from the depreciation of the US Dollar in the last two months of the fiscal year. This was partially offset by the strengthening of the Euro. Since the periods under review, the US Dollar has continued to weaken substantially in comparison with Pounds Sterling and the Euro. We believe that these fluctuations in exchange rates have had and may continue to have a material adverse effect on our results of operations for the year ended 31 August 2003. For a further discussion of the likely impact on our business of the weakening of the US Dollar against Pounds Sterling and the Euro, see the section entitled "Risk Factors—Our operations are conducted in many countries and, as a result, fluctuations between the Pound Sterling and other major currencies may affect our financial results" and the subsection entitled "Trend Information—Non-operating Items".

Our balance sheet can be significantly affected by currency translation movements. Our policy is to match foreign currency debt in proportion to foreign currency earnings so as to provide a natural hedge of part of the translation exposure. While we currently hedge certain of these exposures through financial instruments in the form of forward contracts and currency swaps, there can be no assurance that exchange rate fluctuations in the future will not have a material adverse effect on our results of operations.

Results of Operations

Except where stated, the following discussion on our volume, turnover, gross profit, advertising and promotion and trading profit is based on our continuing activities before goodwill amortization and exceptional items.

Year ended 31 August 2002 compared with the year ended 31 August 2001

Operating results

  Group Comparative Performance

        Turnover.    Turnover was £3,334 million during the year ended 31 August 2002, an increase of £455 million, or 16%, from the year ended 31 August 2001. This increase reflects increased turnover of our Spirits & Wine business through organic growth and acquisitions.

        Trading profit.    Trading profit was £610 million for the year ended 31 August 2002, an increase of £67 million, or 12%, from the year ended 31 August 2001. As a result of the Mexican excise rebate being treated as an exceptional item during the year ended 31 August 2002, the figures for the year ended 31 August 2001 were reclassified to provide a comparison. The increase in trading profit reflects a 13% increase in our Spirits & Wine business and an 8% increase in our QSR business. Excluding acquisitions, trading profit increased by 6% as compared to the prior year.

  Segment Comparative Performance

We are an international business and, as a result, fluctuations between the Pound Sterling and other major currencies, particularly the US Dollar and the Euro, have a substantial impact on our results of operations. In order to provide investors and potential purchasers of our ordinary shares and ADSs with a meaningful discussion of the changes and trends in our results of operations, we translate the results of the prior period at the weighted average exchange rates of the most recent period. We refer to this translation as "at constant exchange rates".

  Spirits & Wine

The following table sets out financial data from the results of operations of our Spirits & Wine business for the year ended 31 August 2002, and financial data from the results of operations of our Spirits & Wine business during the year ended 31 August 2001 translated into Pounds Sterling at 2002 constant exchange rates.

	Year ended 31 August 2002	Year ended 31 August 2001 at 2002 constant exchange rates
	£	£
	(million)
Turnover(1)	3,018	2,504
Duty	(638)	(601)

Net turnover	2,380	1,903
Gross margin	1,425	1,129
Trading profit(2)	516	450

Notes:

(1)
Translation adjustments to turnover at 2002 constant exchange rates were £37 million. A further reclassification of £30 million was made to reduce turnover during the year ended 31 August 2001 to reflect certain discounts that had been previously included in operating expenses in order to show both years on a constant comparable basis. Gross Margin and trading profit are both unaffected by this reclassification. Turnover as reported for the year ended 31 August 2001 was £2,571 million.

(2)
Translation adjustments to trading profit at 2002 constant exchange rates were £8 million. Trading profit for the year ended 31 August 2001 was £458 million, compared to £505 million as previously reported, as a result of the reclassification of the Mexican excise rebate as an exceptional item.

        Volume, turnover and gross margin.    We sold 63.5 million nine liter equivalent cases of spirits and wine during the year ended 31 August 2002 as compared with 50.4 million cases in the prior period, an increase of 26%. This increase principally reflects the impact of recent acquisitions, primarily Montana and Bodegas y Bebidas. Before acquisitions, year on year volume growth was flat reflecting growth of 2% in our core brands, offset by volume declines in the local market leaders and other spirits. Our wine region grew volumes by 7% before recent acquisitions.

Net turnover, excluding excise duty paid by customers on our spirits and wine products, was £2,380 million during the year ended 31 August 2002, an increase of £477 million, or 25%, as compared with net turnover during the prior period at 2002 constant exchange rates. The increase in net turnover principally reflects acquired businesses' turnover. Excluding acquisitions, net turnover grew by 7% as a result of pricing and mix improvements.

Gross margin was £1,425 million during the year ended 31 August 2002, an increase of £296 million, or 26%, as compared with the prior period at 2002 constant exchange rates. This increase principally reflects acquired businesses' and brand gross margin of £152 million including the contribution of Montana, Kuemmerling, Bodegas y Bebidas and Malibu. Excluding acquisitions, gross margin grew by £144 million, or 13%. Of this £144 million increase, volume increases of £43 million, primarily in Asia Pacific and Europe, were partially offset by the supply chain re-engineering in the United States, where shipments were below the level of depletions from our distributors, representing a volume de-stock of £19 million in the supply chain. Price increases, particularly in Latin America, accounted for £25 million of gross margin increase. We also benefited from enhanced mix improvements of £86 million in premium wines and champagne, in Asia Pacific and North America, and cost benefits of £9 million.

        Advertising and Promotion.    Advertising and promotion investment in our brands for the year ended 31 August 2002 was £443 million, an increase of 35% as compared to the prior period at 2002 constant exchange rates. Advertising and promotion of our core brands, including Malibu, which represented 28% of our Spirits & Wine portfolio by volume, accounted for 55% of the total expenditure. In particular, there was focused investment in Ballantine's in over 50 markets, Mumm and Perrier Jouët in the US and UK, Stolichnaya in the US, Imperial whisky in South Korea and the launch of Tia Lusso in nine markets.

        Trading profit.    Trading profit was £516 million during the year ended 31 August 2002, an increase of £66 million, or 15%, as compared to the prior period at 2002 constant exchange rates. The increase in trading profit principally reflects the impact of acquisitions during the period. Excluding acquisitions, trading profit increased by 3%, reflecting increased pricing and enhanced mix, partially offset by lower sales volumes in Latin America.

        Trading profit by sales region.    Our Spirits & Wine business is a marketing-led business where resource allocation decisions with respect to brands are made on a global basis. However, as these decisions are executed within key markets, we believe it is appropriate to additionally disclose the trading profit of our Spirits & Wine business on a regional basis. During the year ended 31 August 2002, we have presented our premium wine business separately within the regional review. Our Wine region includes Bodegas y Bebidas, Montana, Mumm and Perrier Jouët champagnes and our enlarged US wine business, including Buena Vista® and Mumm Cuvée Napa. The following table sets out for each of our sales regions the trading profit of our Spirits & Wine for the year ended 31 August 2002, and trading profit of our Spirits & Wine business during the year ended 31 August 2001 at 2002 constant exchange rates.

	Year ended 31 August 2002	Year ended 31 August 2001 at 2002 constant exchange rates(1)
	£	£
	(million)
Europe	160	152
North America	169	158
Latin America	61	43
Asia Pacific	66	55
Wine region	68	26
Other(2)	(8)	16

Total	516	450

Notes:

(1)
The regional reclassification for the year ended 31 August 2002 when compared to 2001 was on a different basis to that for the year ended 31 August 2001 compared to 2000 as a result of our premium wine business being separately split out as a region.
(2)
Other includes Global Operations (including profit from the sale of bulk spirits and wine), stand-alone Duty Free operations and central items not allocated to sales regions.

        Europe.    Trading profit in Europe was £160 million during the year ended 31 August 2002, an increase of £8 million, or 5%, as compared with the prior period at 2002 constant exchange rates. Trading profit before acquisitions decreased by 4% as a result of an 11% increase in advertising and promotion costs on a 6% increase in net turnover. This increased advertising and promotion investment principally reflects the "Go play" campaign for Ballantine's and the launch of Tia Lusso. Spain achieved further market share gains for Ballantine's and Beefeater, which grew volumes by 3% and 9% respectively. Centenario consolidated its position as category leader with a 12% increase in volumes and a 14% increase in net turnover. Advertising and promotion was increased in Spain behind Ballantine's, Beefeater, Whisky DYC and Malibu. The increase in excise duty in Spain in January slowed first half volume growth with core brands up 3%, which recovered to 8% growth in the second half. The UK business benefited from a good Christmas and strong performances for Teacher's, Courvoisier and Tia Maria. Courvoisier gained market share to become the number one selling cognac brand in the UK.

        North America.    Trading profit in North America was £169 million during the year ended 31 August 2002, an increase of £11 million, or 7%, as compared with the prior period at 2002 constant exchange rates. The increase was driven primarily by the contribution from our acquisitions, including a full year contribution from Stolichnaya, and mix improvements. Before acquisitions, net turnover grew by 4% on volume increases of 1% leading to an increase in trading profit of 1%. The supply chain re-engineering project that we announced in October 2001 reduced wholesaler and retailer inventories in the US with a negative impact on trading profit of £19 million in the total US business, of which £2 million related to the Wine region. Excluding the impact of this destock, organic trading profit grew 12%. The destock resulted in a reduction in shipments compared with depletions of 0.5 million cases and primarily affected Kahlúa, Beefeater, Canadian Club, Hiram Walker Liqueurs and Californian wine. Courvoisier, Maker's Mark and Sauza all grew market share during the year, whilst Kahlúa, Canadian Club and Beefeater were held back by the impact of the US destock and by the slower trading experienced at the beginning of the fiscal year. We have also refined pricing by brand and by State, improved communications within the business, reviewed our deployment of our sales forces and re-aligned our advertising and promotion spend to improve its effectiveness. This has been achieved as part of our implementation of a new five-year country strategy. Significant management changes were made including the appointment of a new regional president.

        Latin America.    Trading profit in Latin America was £61 million during the year ended 31 August 2002, an increase of £18 million, or 42%, as compared with the prior period at 2002 constant exchange rates. This improvement was driven by reduced production costs and the success of the "Yo brandy" promotion for our Mexican brandies that helped to grow their net turnover by 7% and net brand contribution by 34% in spite of falling volumes. Sauza volumes in the region grew 14%, benefiting from our ongoing careful management of the supply of the key raw material, agave, and the production of tequila. The region also benefited from cost savings in production during the period. Advertising and promotion for the region increased by 27% particularly behind Sauza, Ballantine's and the introduction of a high energy ready-to-drink product, "Spirit®".

        Asia Pacific.    Trading profit in Asia Pacific was £66 million during the year ended 31 August 2002, an increase of £11 million, or 20%, as compared with the prior period at 2002 constant exchange rates. The profit growth was driven by good performances across the region, particularly in South Korea, and was achieved after a 57% increase in advertising and promotion investment principally behind Ballantine's and Imperial. Our South Korean business, Jinro Ballantines, continues to show strong growth. Imperial, South Korea's number one premium whisky, and Ballantine's have been the key drivers of this growth in the region with volumes up 19% and 23% respectively. Fundador® continued to perform well in the Philippines with volumes up 15% and net turnover growth of 12%, helped particularly by Fundador Solera®. Australia and New Zealand also reported strong results particularly with Kahlúa and RTDs.

        Wine region.    Trading profit of our Wine region was £68 million on premium wine volumes of 12.9 million cases, which was in line with our plans. This includes the adverse impact of the US destock of £2 million. Montana's trading profit grew by 35% in spite of a year of significant change and a poor New Zealand North Island harvest in 2001. This growth was achieved from both domestic and export sales. Bodegas y Bebidas continued its mix shift towards premium wine with a 7% growth in net brand contribution on volumes down 10%. Including the impact of the destock, our US premium wine business is holding volumes in a tougher market as it benefits from the strength of well recognised brands like Clos du Bois. Mumm Cuvée Napa was added to our US business in May 2002. Mumm and Perrier Jouët champagnes showed significant growth during the year growing share in key markets. We addressed the excess stocks following the millennium whilst maintaining premium price positions.

        Other.    The sale of bulk spirits and wine, stand-alone Duty Free operations and central items not allocated to sales regions resulted in a trading loss of £8 million, a £24 million adverse year-on-year movement at 2002 constant exchange rates. This reflects increased pension costs, where we have absorbed a profit and loss account charge of £16 million in the current year, and higher levels of investment in central advertising and promotion in areas such as consumer segmentation research and new product development including Stolichnaya Citrona and Sauza Diablo.

  QSR

Turnover on our QSR business was £316 million during the year ended 31 August 2002, an increase of £15 million, or 5%, as compared with turnover during the prior period at 2002 constant exchange rates. Trading profit was £78 million during the year ended 31 August 2002, an increase of £8 million, or 11%, as compared to the prior period at 2002 constant exchange rates. Profit growth in our QSR business was driven by growth in same store sales and the contribution from new stores. Stores that are included in the comparison of "same store sales" include those that had been open and operating for at least two fiscal years during all of the two years being compared. Dunkin' Donuts delivered another good year of growth with systemwide sales up by 10% and same store sales up 6% in the US. The brand also achieved a 4% increase in distribution points. The restructuring of the Baskin-Robbins franchise arrangements continued to grow systemwide sales by 6% and US same store sales by 2%. Togo's successfully increased the number of distribution points by 10% to grow systemwide sales by 1%. Our strategy of multibranded combination stores continued to be a driver of growth in new store openings. Combination stores grew by 31% during the year to over 800 at the year end.

  Finance charges

Finance charges during the year ended 31 August 2002 increased by £40 million to £130 million relating principally to the corresponding increase in borrowings from £1,854 million to £2,578 million to finance our acquisitions.

  Goodwill and Exceptional items

Goodwill amortization totaled £38 million during the year ended 31 August 2002, an increase of £26 million compared with the prior period, primarily reflecting the acquisitions of Mumm and Perrier Jouët champagnes and Montana. Exceptional items during the year included a receipt of £213 million relating to the Mexican excise award, which due to its size has been treated as exceptional operating income. In response to the receipt of this cash, we have undertaken to invest approximately £11 million on social and community projects in Mexico. Other exceptional costs included £14 million associated with the closure of the Dumbarton distillery resulting from our review of distillery strategy; £23 million for the costs associated with the planned termination of a land lease in California; and £36 million for our acquisition integration program.

  Profit before taxation, goodwill and exceptional items

Profit before taxation, goodwill and exceptional items during the year ended 31 August 2002 increased by £27 million, or 6%, as compared with the prior period.

  Taxation

Excluding tax on goodwill and exceptional items, the effective tax rate for the year has remained in line with last year's rate of 25%. Financial Reporting Standard No. 19—Deferred Tax was adopted during the year ended 31 August 2002 resulting in a £53 million balance sheet adjustment at both 31 August 2001 and 31 August 2000. The overall tax rate for the year ended 31 August 2001 did not change as a result of the adoption of this standard. The tax charge for the year ended 31 August 2002 contains a credit of £10 million due to an adjustment to the estimated recoverable amount of a deferred tax asset in respect of tax losses arising in prior periods.

Year ended 31 August 2001 compared with the year ended 31 August 2000

Operating Results

  Group Comparative Performance

        Turnover.    Turnover was £2,879 million during the year ended 31 August 2001, an increase of £277 million, or 11%, from the year ended 31 August 2000. This increase reflects increased turnover of our Spirits & Wine business, principally driven by acquisitions during the period, as well as the favorable effects of currency exchange rates, principally the strength of the US Dollar during the period.

        Trading profit.    Trading profit was £543 million for the year ended 31 August 2001, an increase of £56 million, or 11%, from the year ended 31 August 2000. Excluding acquisitions, trading profit increased by 6% as compared to the prior period. This increase reflects a 4% increase in trading profit on our Spirits & Wine business, where pricing gains were partially offset by volume declines, particularly in Latin America, and a 6% increase in trading profit on our QSR business.

  Segment Comparative Performance

We are an international business, and, as a result, fluctuations between the Pound Sterling and other major currencies, particularly the US Dollar and Euro, can have a substantial impact on our results of operations. In order to provide investors and potential purchasers of our ordinary shares and ADSs with a meaningful discussion of the changes and trends in our results of operations, we translate the results of the prior period at the weighted average rates of the most recent period. We refer to this translation as "at constant exchange rates".

  Spirits & Wine

The following table sets out financial data from the results of operations of our Spirits & Wine business for the year ended 31 August 2001, and financial data from the results of operations of our Spirits & Wine business during the year ended 31 August 2000 translated into Pound Sterling at 2001 constant exchange rates.

	Year ended 31 August 2001	Year ended 31 August 2000 at 2001 constant exchange rates
	£	£
	(million)
Turnover(1)	2,571	2,372
Duty	(605)	(558)

Net turnover	1,966	1,814
Gross margin	1,146	1,068
Trading profit(2)	458	423

Notes:

(1)
Translation adjustments to turnover at 2001 constant exchange rates were £75 million. Turnover for the year ended 31 August 2000 was £2,297 million.
(2)
Translation adjustments to trading profit at 2001 constant exchange rates were £9 million. Trading profit for the year ended 31 August 2000 was £414 million.

        Volume, turnover and gross margin.    We sold 50.4 million nine liter equivalent cases of spirits and wine during the year ended 31 August 2001 as compared with 50.8 million cases in the prior period, a decrease of 1%. This decrease was principally the result of higher excise duty levels in Mexico, which particularly affected sales of brandies. Sales of Sauza were held back by the industry shortage of agave, the main ingredient in tequila. In addition, the implementation of price increases and the withdrawal of unprofitable promotional activity in the United States slowed volume growth of certain brands.

Net turnover, excluding excise duty paid by customers on our spirits and wine products, was £1,966 million during the year ended 31 August 2001, an increase of £152 million, or 8%, as compared with net turnover during the prior period at 2001 constant exchange rates.

Gross margin was £1,146 million during the year ended 31 August 2001, an increase of £78 million, or 7%, as compared with the prior period at 2001 constant exchange rates. This increase principally reflects acquired businesses' gross margin of £59 million including the contribution of Stolichnaya vodka, Mumm champagne and Imperial whisky. Excluding acquisitions, gross margin grew by £19 million, or 2%. Of this £19 million increase, price increases of £41 million, or 4%, were partially offset by cost increases of £11 million and volume declines of £11 million. The impact on gross margin due to volume and cost arose largely as a result of the continued industry-wide shortage of the raw material agave, the impact of higher excise duties in Mexico and the supply chain re-engineering in the United States, where shipments were below the level of depletions from our distributors, representing a volume de-stock of £5 million in the supply chain.

        Advertising and Promotion.    Advertising and promotion investment in our brands for the year ended 31 August 2001 was £330 million, an increase of 7% as compared to the prior period at 2001 constant exchange rates. Advertising and promotion of our core brands, which represented 34% of our Spirits & Wine portfolio by volume, accounted for 61% of the total expenditure. In particular, advertising and promotional expenditure focused on the promotion of Beefeater, Courvoisier, Whisky DYC and Maker's Mark, along with investment behind acquired brands, notably the acquisition of the Stolichnaya distribution rights in the United States.

        Trading Profit.    Trading profit was £458 million during the year ended 31 August 2001, an increase of £35 million, or 8%, as compared to the prior period at 2001 constant exchange rates.

        Trading profit by sales region.    Our Spirits & Wine business is a marketing-led business where resource allocation decisions with respect to brands are made on a global basis. However, as these decisions are executed within key markets, we believe it is appropriate to additionally disclose the trading profit of our Spirits & Wine business on a regional basis. The following table sets out for each of our sales regions the trading profit of our Spirits & Wine for the year ended 31 August 2001, and trading profit of our Spirits & Wine business during the year ended 31 August 2000 at 2001 constant exchange rates.

	Year ended 31 August 2001	Year ended 31 August 2000 at 2001 constant exchange rates
	£	£
	(million)
Europe	142	125
North America	185	163
Latin America	46	66
Asia Pacific	59	33
Other(1)	26	36

Total	458	423

Note:

(1)
Other includes Global Operations (including profit from the sale of bulk spirits and wines), stand-alone Duty Free operations and central items not allocated to sales regions.

        Europe.    Trading profit in Europe was £142 million during the year ended 31 August 2001, an increase of £17 million, or 14%, as compared with the prior period at 2001 constant exchange rates. The increase of trading profit principally reflects increased profits in Spain, where volumes of Ballantine's and Beefeater continued to grow partially offset by a decline of volumes of Whisky DYC.

        North America.    Trading profit in North America was £185 million during the year ended 31 August 2001, an increase of £22 million, or 14%, as compared with the prior period at 2001 constant exchange rates. The increase reflects profit growth in both the US and Canadian businesses. We achieved the US growth by price and mix improvements within our portfolio of core brands, particularly Kahlúa, Maker's Mark and Sauza along with a strong initial performance from the Stolichnaya brand, partially offset by the impact of a full year of increased agave costs on Sauza tequila as a result of continued shortages of that crop. Advertising and promotion in North America increased by 6% in the period.

        Latin America.    Trading profit in Latin America was £46 million during the year ended 31 August 2001, a decline of £20 million, or 30%, as compared with the prior period at 2001 constant exchange rates. The decrease in trading profit reflects a decline in the volumes of Mexican brandies which suffered volume declines as a result of increases in excise duty while Sauza suffered volume declines as a result of the shortage of agave.

        Asia Pacific.    Trading profit in Asia Pacific was £59 million during the year ended 31 August 2001, an increase of £26 million, or 79%, as compared with the prior period at 2001 constant exchange rates. This increase principally reflects the success of our Jinro Ballantines venture. Imperial whisky, one of South Korea's leading whiskies, and Ballantine's have both grown strongly in the year supported by increased advertising and promotion. The increase in trading profit is also supported by Duty Free sales, reflecting improved results of Ballantine's super-premium aged range in this channel of sale. Japan has also benefited from growth of aged Ballantine's in Duty Free, improved net pricing and from the launch of Kahlúa and Beefeater ready-to-drink formats. Good growth in the Philippines and Taiwan was driven by a 12% volume growth in Fundador brandy and improved advertising and promotion effectiveness in Taiwan.

        Other.    Trading profit on the sale of bulk spirits and wine, stand-alone Duty Free operations and central items not allocated to sales regions resulted in a £10 million year-on-year movement at 2001 constant exchange rates. Other also includes a net pension credit of £26 million in the year ended 31 August 2001 compared with a net credit of £10 million for the year ended 31 August 2000. The net pension credit is recorded as part of staff costs within the profit and loss account. Under UK GAAP the pension prepayment is compared with the actuarial pension surplus each year and the difference is amortized over the expected lifetime of the relevant employees. The increase in the net pension credit between 2000 and 2001 reflected the change in the valuation of the pension schemes between the two periods.

  QSR

Turnover on our QSR business was £308 million during the year ended 31 August 2001, a decrease of £24 million, or 7%, as compared with turnover during the prior period at 2001 constant exchange rates. This decrease principally reflected the change in the results of Baskin-Robbins as it moved from generating revenue and margin from the manufacture of ice cream to generating revenue from franchise royalties. Trading profit was £72 million during the year ended 31 August 2001, an increase of £4 million, or 6%, as compared to the prior period at 2001 constant exchange rates. This increase resulted from growth in same store sales, profit growth from the international business and the contribution from new stores, which was partially offset by the re-positioning of Baskin-Robbins where new franchise royalties did not exceed the loss of margins on ice cream manufacture and a reduction in Baskin-Robbins profits as a result of additional raw material cost. Stores that are included in the comparison of "same store sales" include those that had been open and operating for at least two fiscal years during all of the two years being compared.

  Finance charges

Finance charges during the year ended 31 August 2001 increased by £7 million to £90 million relating principally to the corresponding increase in borrowings from £1,252 million to £1,854 million to finance our acquisitions.

  Goodwill and Exceptional items

Goodwill amortization totaled £12 million during the year ended 31 August 2001, an increase of £9 million compared with the prior period, reflecting further acquisitions during the period. Exceptional items during the year ended 31 August 2001 totaled a credit of £44 million; being aborted acquisition costs (£4 million), the provision for surplus properties (£4 million) and costs associated with the introduction of the Euro (£1 million), offset by profit on disposal of businesses (£6 million) and the exceptional benefit from the Mexican excise rebate (£47 million).

  Profit before taxation, goodwill and exceptional items

Profit before taxation, goodwill and exceptional items during the year ended 31 August 2001 increased by £36 million, or 9%, as compared with the prior period.

  Taxation

As explained within the Accounting Policies section of our Audited Consolidated Financial Statements, we adopted Financial Reporting Standard No. 19—Deferred Tax in the year ended 31 August 2002, which resulted in the restatement of the financial statements of prior periods. Prior to this restatement, excluding tax on goodwill and exceptional items, the effective tax rate decreased from 26% to 25% in the year to 31 August 2001. After restatement, the effective tax rates were 22.8% for the year to 31 August 2000 and 25% for the year to 31 August 2001.

Liquidity and Capital Resources

Cash Flow

The primary sources of our liquidity over the last three years ended 31 August 2002 have been cash generated from operations. Our results of operations are subject to risks and uncertainties. The following discussion should be read in conjunction with "Item 3—Key Information—Risk Factors". A portion of these funds has been used to fund acquisitions and to pay interest, dividends and taxes.

Year ended 31 August 2002 compared with the year ended 31 August 2001

Net cash inflow from operating activities was £760 million during the year ended 31 August 2002, an increase of £337 million, or 80%, as compared with the prior period. This increase reflects increased operating profit, net of non-cash items and is partially offset by an increase of £22 million in stocks as a result of acquisitions during the year, as well as an increase in exceptional operating costs resulting from our acquisition integration program, termination of a land lease, asset write downs and spend on social and community projects in Mexico. We benefited from the receipt of £213 million, resulting from the Mexican excise rebate, which is included within the operating profit of £686 million.

Cash outflow before use of liquid resources and financing was £971 million during the year ended 31 August 2002 as compared with £594 million during the prior period. The increases in cash outflow included cash paid for acquisitions as well as the amount of interest and taxation paid. In the year ended 31 August 2002, we spent £586 million in cash for acquisitions, of which £550 million related to the purchase of those businesses and £36 million related to debt acquired with the businesses. The £586 million is comprised of £125 million for Kuemmerling, £199 million for Bodegas y Bebidas, £31 million for Mumm Cuvée Napa and £231 million for Montana being the deferred purchase consideration, which was paid in September 2001. Capital expenditure net of asset disposal proceeds and financial investment in the year ended 31 August 2002 was £712 million compared to £118 million in the prior period, principally because we paid £556 million in relation to the purchase of intangible fixed assets, of which £555 million was for the Malibu brand, during the year ended 31 August 2002. In the year ended 31 August 2002, we paid £133 million in ordinary dividends, being the final dividend for the year ended 31 August 2001 and the interim dividend for the year ended 31 August 2002. This is compared to our dividend payments of £163 million in the year ended 31 August 2001, being the interim and final dividends for the year ended 31 August 2000 and the interim dividend for the year ended 31 August 2001. We paid £178 million in taxes during the year ended 31 August 2002, an increase of £144 million from the year ended 31 August 2001, of which £75 million related to corporation tax paid in respect of the Mexican excise rebate.

Year ended 31 August 2001 compared with the year ended 31 August 2000

Net cash inflow from operating activities was £423 million during the year ended 31 August 2001, an increase of £51 million as compared with the prior period. This increase reflects increased operating profit, net of non-cash items and is partially offset by an increase of £29 million in stocks as a result of acquisitions during the year, as well as a decrease in payments to creditors of £43 million. We benefited from the receipt of £47 million, resulting from the Mexican excise rebate, which is included within the operating profit of £547 million.

Cash outflow before use of liquid resources and financing was £594 million during the year ended 31 August 2001 as compared with a cash inflow of £92 million during the prior period. The primary causes of this cash outflow were increases in cash paid for acquisitions as well as the amount of dividends and taxes paid. In the year ended 31 August 2001, we spent £635 million in cash for acquisitions of which £442 million related to the purchase of those businesses and £193 million related to debt acquired with the businesses. The £635 million is comprised of £364 million for Mumm and Perrier Jouët champagnes, £180 million for Montana wines (with the balance of the total price being paid in September 2001) and £91 million for Graffigna, Sainte Sylvie® and Buena Vista wines. Capital expenditure net of asset disposal proceeds and financial investment in the year ended 31 August 2001 was £118 million compared to £11 million in the prior period. The net capital expenditure in the year ended 31 August 2000 reflected receipt of £115 million in relation to tangible fixed assets, which included surplus properties of £94 million. In addition, we paid £23 million in relation to the purchase of intangible fixed assets during the year ended 31 August 2001. In the year ended 31 August 2001, we paid £163 million in ordinary dividends, as compared to the payment of no ordinary dividends in the year ended 31 August 2000. We paid £34 million in taxes during the year ended 31 August 2001, an increase of £55 million from the year ended 31 August 2000. The primary cause of this increase was the receipt in the year ended 31 August 2000 of a £78 million advance corporation tax refund.

Borrowings

We target a minimum headroom cover, being committed facilities above anticipated peak debt requirements, of at least £300 million. Where possible, we spread our borrowing facilities over a number of years to minimize the risks and disruption associated with renegotiating maturing facilities. In addition, it is our policy to maintain backup facilities with relationship banks to support commercial paper obligations.

At 31 August 2002, our borrowings of £2,747 million were comprised of £1,031 million of short-term debt and £1,716 million of long-term debt. Net of cash of £169 million, our net debt was £2,578 million as at 31 August 2002. Of this net debt, 46% was denominated in US Dollars, 14% in Pounds Sterling, 28% in Euros and 12% in other currencies. The effective interest rate payable for the year ended 31 August 2002, based on average net debt was 5.6%. On 29 May 2002, we issued EUR600 million (£384 million) bonds due 2009 and £250 million bonds due 2014 to finance our acquisition of the Malibu brand and Mumm Cuvée Napa from Diageo plc.

At 31 August 2001, our borrowings of £1,965 million were comprised of £825 million of short-term debt and £1,140 million of long-term debt. Net of cash of £111 million, our net debt was £1,854 million as at 31 August 2001. Of this net debt, 43% was denominated in US Dollars, 7% in Pounds Sterling, 31% in Euros and 19% in other currencies. The effective interest rate payable for the year ended 31 August 2001, based on average net debt, was 5.4%.

At 31 August 2000, our borrowings of £1,364 million were comprised of £1,206 million of short-term debt and £158 million of long-term debt. Net of cash of £112 million, our net debt was £1,252 million as at 31 August 2000. Of this net debt, 37% was denominated in US Dollars, 3% in Pounds Sterling, 44% in Euros and 16% in other currencies. The effective interest rate payable for the year ended 31 August 2000, based on average net debt, was 5.0%.

Of the total borrowings at 31 August 2002, £1,069 million were due after five years and £971 million were due within one year.

The £724 million increase in net borrowings in the year ended 31 August 2002 primarily reflects the acquisitions of Kuemmerling, Bodegas y Bebidas and the Malibu brand. The £602 million increase in net borrowings to 31 August 2001 from 31 August 2000 primarily reflects the acquisitions of Mumm Perrier Jouët champagnes, Buena Vista, Graffigna and Sainte Sylvie wines.

In March 2001, we increased the existing $2 billion Global Medium-Term Note Program to $3 billion. Amounts drawn down under the program as at 31 August 2002 were £1,734 million.

At 31 August 2002, we had available undrawn committed bank facilities of £1,606 million, as compared with £1,358 million at 31 August 2001 and £1,215 million at 31 August 2000. Of the facilities, £580 million expire in the period up to 31 August 2003 and £1,026 million expire in the period up to 31 August 2006.

Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities are at prevailing LIBOR rates plus an agreed margin, which is dependent on the period of draw-down. We can use these facilities for general corporate purposes and, together with cash and cash equivalents, support our commercial paper programs. Most of the committed bank facilities are subject to a minimum interest cover ratio (defined as the ratio of UK GAAP trading profit to net interest; trading profit being the profit on ordinary activities before taking into account exceptional items charged to operating profit and profits on the sale of property and net interest) of 3 times and a leverage ratio of 4 times, which we define as borrowings over EBITDA (earnings before interest, tax, depreciation and amortization). Where this ratio exceeds 4, but is less than 4.75, a temporary pricing grid will come into force for up to two consecutive reporting dates, including half-year reports. There are other financial covenants under the NZ Dollar 225 million revolving credit facility that is secured by the assets of Montana Group (NZ) Limited.

We believe our existing cash balances and our undrawn committed bank facilities will be sufficient to meet our cash requirements as they fall due. Our future capital requirements will depend on many factors, including the timing of any acquisitions we might make, the cost of raw materials and the rate at which our turnover and associated working capital requirements grow. We cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all. In addition, we are subject to certain debt covenants on borrowings including compliance with leverage ratio and interest coverage ratio requirements. Although we believe that we comply with all covenants and will continue to do so, we cannot assure you that this will be the case.

Contractual commitments

The following table sets out our contractual obligations as at 31 August 2002.

	Payments due by period
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
	£	£	£	£	£
	(millions)
Borrowings	2,747	971	60	647	1,069
Operating leases	313	53	75	62	123
Other contractual obligations(1)	50	–	–	–	50

Gross contractual obligations	3,110	1,024	135	709	1,242
Sublease income from operating leases	(231)	(31)	(54)	(47)	(99)

Net contractual obligations	2,879	993	81	662	1,143

Note:

(1)
Other contractual obligations relate to a payment of a sum equivalent to ¥10 billion (£44 million at then current exchange rates) paid by Suntory Limited to us during the year ended 4 March 1989 as part of the consideration paid for the establishment of Suntory Allied Limited. This amount was taken to our profit and loss account as a contribution towards development, marketing and other costs. This amount is refundable on any dissolution of our arrangement with Suntory Limited. We do not currently anticipate dissolution. However, we recognize an obligation in respect of this arrangement.

We also have contracted various suppliers to supply to us in the future certain raw materials, principally grapes, grain, coffee and glass. This enables us to guarantee a portion of our future raw material requirements and more accurately predict our longer term costs. We expect our future operating cash flows will be sufficient to meet these contractual commitments, none of which are unconditional.

Going Concern

Our Board of Directors, having made appropriate inquiries, consider that we have adequate resources to continue in operational existence for the foreseeable future, and that, as a result, it is appropriate to adopt the going concern basis in preparing the Audited Consolidated Financial Statements.

Research and Development, Patents and Licenses, etc.

The overall nature of our business does not demand substantial expenditure on research and development. We do not hold any material licenses to use third-party trademarks. As discussed in the section entitled "Item 4—Information on the Company", we hold the Stolichnaya trademark in the United States.

Inflation

Inflation had no material impact on our operations during the three years ended 31 August 2002.

Trend Information

The Group issued the following trading statement on 4 February 2003:

"At its Annual General Meeting in London, Allied Domecq PLC announced that the company continues to make good progress. This has been achieved through the implementation of its consistent strategy to deliver growth of its core brands and earnings at constant foreign exchange rates.

Allied Domecq has delivered consistent earnings growth over the last six half years. The significant improvements in trading performance will result in the maintenance of full year earnings in line with last year, despite the significant impact of pensions and foreign exchange translation.

Operating Performance

On a geographical basis, the US spirits business experienced broad growth across its brand portfolio building on the progress made last year. Latin America and Asia Pacific both maintained a strong momentum. The strong growth in these regions was in part offset by Europe, which fell short of plan due to a destock of inventories by Spanish wholesalers in the last quarter of 2002 that has impacted the whole industry. We currently estimate that this destock will lower profits in Spain by some £25 million and believe that the impact will be reflected in the results of the first half year. Despite this destock the underlying business in Spain continues to perform well and Allied Domecq has increased its market share of the important whisky and gin categories in a market that continues to grow. Our leading whisky brand, Ballantine's, gained market share in the critical Christmas period in Spain, France, Italy, Germany and Portugal.

Despite a more challenging trading environment in some markets, our global premium wine business is on plan and making strong progress towards its targeted growth and returns. The Allied Domecq Quick Service Restaurant business is maintaining good sales and profit growth and is on plan to maintain the momentum of 2002.

Non-operating Items

Trading at constant exchange rates for the first four months has been in line with expectations. At the time of our final results in October 2002 we announced that foreign exchange movements would have an estimated negative impact on the translation of overseas earnings of approximately £20 million. Adverse movements in foreign exchange rates since then, driven primarily by the weakness of the US dollar, suggest a full year impact of £40 million. We also estimated in October that there would be a further profit and loss accounting charge of at least £16 million for fiscal year 2003 relating to pensions. Since that time, there has been a further significant decline in equity markets. The scheduled SSAP24 triennial valuation of our largest pension funds will be complete prior to our year end and will determine the actual charge to our profit and loss account. Given current market conditions, the forecast profit and loss accounting charge would be approximately £40 million, compared with a credit of £3 million in 2002. These current assumptions are dependent on the movement of capital and foreign exchange markets during the coming months."

Commenting, Philip Bowman Chief Executive of Allied Domecq PLC, said:

"The business is performing well, in spite of challenging conditions, and is meeting our expectations. Stronger than anticipated growth in the US, Asia Pacific and Latin America has offset the industry destock in Spain. Our underlying European business remains strong, with increases in market share in critical categories. Our premium wine and quick service restaurant businesses are on plan in delivering good growth. We are absorbing the impact of significant external factors affecting pensions and the translation of overseas earnings and continue to deliver strong underlying growth in earnings."

Recent Accounting Standards

The UK Accounting Standards Board has issued recent Financial Reporting Standards. We comply with these standards to the extent detailed below

  FRS No. 17—Retirement Benefits.    This standard replaces the use of actuarial values for assets in a pension plan in favor of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, interest cost and expected return on assets. Fluctuations in market values are reflected in the statement of total recognized gains and losses. In order to allow companies to comply, the following transitional arrangements apply: (i) for accounting periods ending on or after 22 June 2001, closing balance sheet information (no comparatives required) is to be given in the notes only; (ii) for accounting periods ending on or after 22 June 2002, opening and closing balance sheet information and performance statement information (both profit and loss account and statement of total recognized gains and losses) for the period (no comparatives required) is to be given in the notes only. The date this standard becomes fully effective has been extended from accounting periods ending on or after 22 June 2003 to accounting periods beginning on or after 1 January 2005. We have complied with the transitional disclosure requirements of this standard.

  FRS No. 19—Deferred Tax.    This standard was issued in December 2000 and requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the consolidated financial statements and their recognition in a tax computation. It also requires deferred tax assets to be recognized to the extent that they are regarded as recoverable. Prior to the adoption of FRS No. 19, deferred tax was only provided on a partial provision basis. The new standard was implemented for the year ending 31 August 2002 and has been initially applied by retroactively restating all periods. Compliance with this standard resulted in a reduction in the share of reserves of associated undertakings of £7 million and an increase in the deferred tax position of £46 million at 31 August 2001. The overall tax charge for the year ended 31 August 2001 did not change as a result of restatement under FRS No. 19.

Reconciliation to US GAAP

Our Audited Consolidated Financial Statements have been prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. The significant differences between UK GAAP and US GAAP as they relate to our net income are summarized below.

	Year ended 31 August
	2002	2001	2000
	£	£	£
	(million)
Net income in accordance with UK GAAP	392	344	330
Adjustments to conform to US GAAP:
Brands	–	(32)	(31)
Goodwill	38	(16)	(21)
Other intangible assets	(4)	(5)	(7)
Stock	(66)	(1)	–
Disposal of UK Retail business	–	–	1,279
Restructuring costs	4	(10)	4
Pension costs and other post retirement benefits	28	(3)	(1)
Share compensation	–	(1)	2
Derivative instruments	90	(19)	(41)
Mexican excise rebate	(54)	94	–
Franchise income	(9)	–	–
Deferred taxation	(12)	(21)	33
Other	(1)	2	7

Net income in accordance with US GAAP	406	332	1,554

Continuing operations	406	332	266
Discontinued operations	–	–	1,288

Brands, goodwill and other intangible assets

Under UK GAAP, goodwill arising on acquisitions of a business since 1 September 1998 is capitalized and amortized by equal installments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Other purchased intangible assets are capitalized and amortized over their estimated useful economic lives on a straight-line basis. Where purchased intangible assets, such as brands, are regarded as having indefinite useful economic lives, they are not amortized but are subject to annual impairment reviews.

Under US GAAP, prior to the adoption of Statement of Financial Accounting Standards (SFAS) No. 141—Business Combinations and SFAS No. 142—Goodwill and Other Intangible Assets, goodwill and other intangible assets arising on acquisition were capitalized and amortized over their estimated useful economic lives, but not exceeding 40 years. Consistent with the effective dates specified in the standards, we adopted the provisions of SFAS No. 141 as at 1 July 2001, and SFAS No. 142 as at 1 September 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination are no longer amortized and are subjected to annual impairment testing. Upon adoption of SFAS No. 142 the accumulated amortization for brands and goodwill was £356 million and £180 million respectively. Accordingly, net income no longer includes amortization of brands, and goodwill amortization recognized under UK GAAP is reversed.

The amount of goodwill under UK GAAP differs to that under US GAAP due to the fair values allocated under US GAAP to intangible assets (including significant brands), stock and the exclusion from the purchase price consideration of certain costs.

Stocks

The principal difference between UK GAAP and US GAAP relates to the fair valuation of stock acquired in a business combination. The fair value of acquired stock under UK GAAP is determined as the lower of replacement cost and net realizable value whereas under US GAAP, acquired stock is determined as the selling price less costs to complete, costs of disposal and a reasonable element of profit for the selling effort by the acquiring company. A significant proportion of the GAAP difference relates to maturing stock, which will be released over a number of years when it is sold to third parties.

Disposal of UK Retail business

On 6 September 1999, we disposed of our UK Retail business. Under UK GAAP, this disposal was accounted for as a reduction of shareholders' funds as a direct distribution to our shareholders.

Under US GAAP, this transaction is accounted for as the sale of a business to a third party with an immediate distribution of proceeds to our shareholders. Accordingly, under US GAAP, this transaction results in a gain on sale followed by a dividend of proceeds.

The amount of the gain on disposal under US GAAP is based on the US GAAP net assets of the UK Retail business at the disposal date. The principal differences between UK GAAP and US GAAP net assets relate to the revaluation of land and buildings under UK GAAP which would not be permissible under US GAAP (£958 million), depreciation of assets under US GAAP that were carried at fair value under UK GAAP (£7 million) and a US GAAP adjustment to record deferred taxes (£24 million).

Restructuring costs

Under UK GAAP, provisions are made for restructuring costs once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. Provision is made for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. US GAAP requires a number of specific criteria to be met before restructuring costs can be recognized as an expense. Also, to the extent restructuring costs are related to the activities of an acquired company, US GAAP allows them to be recognized as a liability upon acquisition provided certain specific criteria are met whereas UK GAAP does not. Accordingly, timing differences arise between UK GAAP and US GAAP recognition of restructuring costs.

Pension and other post retirement benefits

In accordance with SSAP No. 24 pension costs are charged to the profit and loss account on a systematic basis over the estimated service lives of employees using the projected unit credit method and a set of long term actuarial assumptions.

Under US GAAP, pension costs and liabilities are calculated in accordance with SFAS No. 87—Employers' Accounting for Pensions. This standard requires the use of the projected unit credit method and prescribes, in particular, the use of a market-related discount rate. This is not the same as the long term approach used under SSAP No. 24.

Share compensation

Under UK GAAP, the cost of share option plans are amortized based on the cost of the shares acquired by the employee trusts to fulfill the plan, less the amount contributed by the employee. Under US GAAP, compensation for fixed plan awards is determined at the date of grant, based on the cost of the fair value of the shares subject to the award, less the option exercise or purchase price, if any, except for allowable discounts with respect to certain qualified plans where the discount is no greater than 15% of the fair value of the shares at date of grant. Compensation costs for variable plan awards is estimated at the end of each period from the date of grant to the date final compensation costs are determinable based on the difference between the fair value of the shares subject to the award and the option exercise or purchase price. Such cost is allocated to compensation expense over the vesting period and, if performance criteria are applicable to the award, based on actual performance attained.

Derivative instruments

Our foreign currency, interest rate and commodity contracts that hedge against forecast exposures do not meet the US GAAP hedge accounting criteria. Under US GAAP, these contracts are marked to market at the balance sheet date and gains and losses arising are included in net income. Under UK GAAP, these gains and losses can be deferred until the hedged transactions actually occur.

We may enter into foreign currency contracts to hedge the purchase price consideration on certain acquisitions. Under UK GAAP, the gains and losses arising on these foreign currency contracts are recognized in the purchase price consideration. Under US GAAP, the gains and losses arising on these foreign currency contracts are recognized within net income.

Mexican excise rebate

Under UK GAAP, the amount for the Mexican excise tax rebate is being recognized principally when offset against future excise duty and other taxes payable. Under US GAAP, the Mexican excise rebate was recognized upon the issuance of a favorable court judgment and additional interest and inflation adjustments are recognized as they accrue.

Franchise income

We have entered into agreements to sell the right to develop multiple stores within a specified territory, which entitles us to non-refundable franchise fees. Under UK GAAP, these franchise fees are recognized upon signing of the agreement. Under US GAAP, the revenue recognition is based on store openings or until the rights to develop the territory have been forfeited.

Deferred taxation

We adopted FRS No. 19—Deferred Tax in the year ended 31 August 2002. Consequently, the consolidated financial statements as at 31 August 2001, and the two year period ended 31 August 2001 have been restated and disclosures have been modified to reflect retroactively the impact of the adoption of FRS No. 19 on such financial statements as required by UK GAAP. FRS No. 19 brings accounting for deferred tax under UK GAAP conceptually closer to US GAAP, although some differences remain. Following our restatement under FRS No. 19, and other than the tax effect of other UK to US GAAP differences, there is only one material difference between UK GAAP and US GAAP. This difference relates to the recognition criteria for recording deferred tax assets under US GAAP and UK GAAP. Under US GAAP, the calculation of current and deferred tax assets is based on the probable tax treatment of the tax position taken. Once it is determined that there is a probable deferred tax asset, it is then reduced by a valuation allowance to the extent it is deemed more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized. Under UK GAAP, both the existence of the asset and the probability of its recoverability are considered in combination, and a deferred tax asset is recognized only to the extent that its existence and recoverability are more likely than not.

Item 6. Directors, Senior Management and Employees

Our Board of Directors and Executive Officers oversee our administration. Our Board of Directors is comprised of between 3 and 20 members who provide our overall direction, strategy, performance and management. Our Board of Directors generally meets six times a year and focuses on strategic issues and financial performance. Directors are elected at our annual shareholders' meetings by holders of our ordinary shares for a maximum three-year term. Our Board of Directors has established four committees, the Audit Committee, the Remuneration Committee, the Executive Committee and the Financing Committee to assist in its duties and as a measure of internal control. Our Board of Directors delegates day-to-day management to our Executive Officers, which includes all of our Executive Directors. Our Board of Directors appointed our current Executive Directors for a two-year rolling term and our other Executive Officers for a one-year rolling term.

Directors and Executive Officers

The following table sets out information with respect to our Directors and Executive Officers as at 31 January 2003.

Name	Age	Position	Director since
Directors:
Gerry Robinson	54	Non-Executive Chairman	2002
Philip Bowman	50	Chief Executive	1998
Graham Hetherington	43	Group Finance Director	1999
David Scotland	54	President, Allied Domecq World Wines	1995
Richard Turner	53	President, Global Operations, Spirits & Wine	1999
Donald Brydon	57	Non-Executive Director	1997
Sir Ross Buckland	60	Non-Executive Director	1998
Peter Jacobs	59	Non-Executive Director	1998
David Malpas	63	Non-Executive Director	1997
Other Executive Officers:
Tom Brown	48	Group Human Resources Director	N/a
Diana Houghton	39	Director of Corporate Development	N/a
Kim Manley	40	Chief Marketing Officer, Spirits & Wine	N/a
Leonard Quaranto	55	General Counsel & Company Secretary	N/a

The business address of each of the above Directors and Executive Officers is The Pavilions, Bridgwater Road, Bedminster Down, Bristol BS13 8AR, England.

The following are brief biographies of each of our Directors and Executive Officers:

        Gerry Robinson, Non-Executive Chairman.    Mr. Robinson joined us as a Non-Executive Director in February 2002 and became Non-Executive Chairman on 1 April 2002. He was Chairman of Granada PLC until February 2001, and he remains a Non-Executive Director of that company. He is currently also Chairman of the Arts Council of England and was previously Chairman of British Sky Broadcasting Group and ITN.

        Philip Bowman, Chief Executive.    Mr. Bowman joined us as Group Finance Director in 1998 and was appointed our Chief Executive in August 1999. He previously held senior management roles in Bass PLC following an extensive career in accountancy and venture development in Iran, Australia and the United States and was Chairman of Liberty. He is also a Non-Executive Director of British Sky Broadcasting Group and Burberry Group and a member of the UK Industrial Advisory Board of Alchemy Partners.

        Graham Hetherington, Group Finance Director.    Mr. Hetherington was appointed a Director in June 1999 and Group Finance Director in August 1999, having been Finance Director of the Spirits & Wine business since 1998 and previously Senior Vice-President of Finance for the Americas and Finance Director, Global Operations.

        David Scotland, President, Allied Domecq World Wines.    Mr. Scotland has been a Director of our Spirits & Wine business since 1992 and one of our Directors since 1995. Mr. Scotland became President of Allied Domecq World Wines in January 2002. He is also a Non-Executive Director of Photo-Me International and Brixton.

        Richard Turner, President, Global Operations, Spirits & Wine.    Mr. Turner has been President, Global Operations, of our Spirits & Wine business since 1995. He joined our Board of Directors in June 1999 and is responsible for the business' global production and supply chain.

        Donald Brydon, Non-Executive Director.    Mr. Brydon joined us as a Non-Executive Director in 1997 and is chairman of Allied Domecq pension trusts. He is the Senior Non-Executive Director. He is a Non-Executive Director of Amersham and also Chairman of AXA Investment Managers.

        Sir Ross Buckland, Non-Executive Director.    Sir Ross Buckland joined us as a Non-Executive Director in 1998. He was Chief Executive of Uniq (formerly Unigate) until March 2001 and is a Director of the Mayne Group, Goodman Fielder and Clayton Utz.

        Peter Jacobs, Non-Executive Director.    Mr. Jacobs joined us as a Non-Executive Director in 1998. He retired as Chief Executive of BUPA in 1998 and as Chairman of Hillsdown Holdings in July 1999. He is also Chairman of LA Fitness and WT (Holdings) and a Non-Executive Director of Bank Leumi (UK) and Health Quality Services.

        David Malpas, Non-Executive Director.    Mr. Malpas joined us as a Non-Executive Director in 1997. He retired as Managing Director of Tesco in 1997. He is Chairman of Dresdner Income Growth Investment Trust and a Non-Executive Director of Wincanton.

        Tom Brown, Group Human Resources Director.    Mr. Brown joined us in March 2002. Previously, he held senior human resources positions with BHP Billiton and Mobil Oil Corporation covering Australia, Europe, Africa and the United States.

        Diana Houghton, Director of Corporate Development.    Ms. Houghton joined us in October 1999 and is responsible for group business strategy, advising ongoing business and implementing acquisitions, disposals and joint ventures. She has a management consultancy background and previously held senior strategic planning positions with Bass.

        Kim Manley, Chief Marketing Officer, Spirits & Wine.    Mr. Manley joined us in September 2000 to lead our marketing and brand building initiatives. Prior to joining us, he was President and Global brand director for Smirnoff following an FMCG career.

        Leonard Quaranto, General Counsel & Company Secretary.    Mr. Quaranto joined us in August 2001 following more than 20 years experience as international counsel in global consumer goods businesses.

Committees of Our Board of Directors

Remuneration Committee

The Remuneration Committee determines the remuneration policy as well as the terms and conditions of service and the cessation of service of the Executive Directors. It also reviews external appointments offered to Group executives. The Remuneration Committee generally meets at least three times per year. Its members are not eligible for any share options, bonuses or pension entitlements. The committee has access to the services of independent advisors as it requires. The committee is comprised of the five Non-Executive Directors, with David Malpas as Chairman.

Audit Committee

The Audit Committee monitors and reviews our system of financial and operational controls. The Audit Committee oversees the objectivity and effectiveness of the independent auditors, and considers our compliance with the Principles of Good Governance and Code of Best Practice, which together comprise the Combined Code appended to the Listing Rules of the UK Financial Services Authority. The Audit Committee can request our independent auditors, Executive Directors and Executive Officers and any other officers of the Group to attend its meetings. Additionally, our internal and independent auditors have direct access to the committee to raise any matters of concern. The Audit Committee must meet at least twice a year and met three times during the year ended 31 August 2002. The Audit Committee receives periodic reports summarizing audit issues noted and corrective actions planned as well as reports from the internal audit function, the independent auditors and management. The Audit Committee also reviews our annual financial statements before their submission to the Board of Directors. The committee is comprised of the five Non-Executive Directors with Peter Jacobs as Chairman.

Executive Committee

Our Board of Directors delegates authority to the Executive Committee to:

  •
  formalize our strategy;

  •
  run our day-to-day operations;

  •
  approve projects within capital expenditure limits set by our Board of Directors; and

  •
  lead the management development process.

The committee is comprised of the Executive Directors and certain Executive Officers.

Financing Committee

The Financing Committee exercises power related to the financing of approved acquisitions and the refinancing of debt. The committee is comprised of the Chairman, Executive Directors and other members of senior management.

Compensation of Directors and Executive Officers

The aggregate compensation that we paid to our Directors and Executive Officers as a group for the year ended 31 August 2002 for services in all capacities amounted to £7.352 million, including contingent or deferred compensation accrued during the year, even if payable at a later date. Such amount includes the aggregate compensation paid to our Executive Officers as employees during the year ended 31 August 2002 even though they were not all classified as Executive Officers for the full year.

The table below sets out the remuneration that we paid to our Executive Directors during the year ended 31 August 2002:

	Salaries/fees	Performance- related bonuses	Benefits	Total
	£	£	£	£
	(thousand)
Philip Bowman(1)(2)	610	738	279	1,627
Graham Hetherington(1)(2)	298	366	83	747
Todd Martin (resigned 30 November 2001)(2)(3)	80	75	63	218
David Scotland(1)(2)	330	333	96	759
Richard Turner(1)	288	357	21	666

Notes:

(1)
The performance-related bonus figures shown above include the deferred and matching elements of the bonus which are shown below and used to purchase our ordinary shares. These ordinary shares will be transferred to the employee after three years and the matching ordinary shares will be conditional, except under exceptional circumstances, on continued employment with us.

	Deferred amount	Matching investment	Total
	£	£	£
Philip Bowman	246,000	246,000	492,000
Graham Hetherington	122,000	122,000	244,000
David Scotland	66,600	66,600	133,200
Richard Turner	61,400	61,400	122,800
(2)
Philip Bowman's, Graham Hetherington's, Todd Martin's and David Scotland's benefits include allowances in lieu of pension contributions.

(3)
In addition, Todd Martin received an agreed amount of £724,925 as compensation for loss of office (being 25 months' salary plus amounts in respect of pension allowance and unused vacation).

The table below sets out fees we paid to our Non-Executive Directors during the year ended 31 August 2002:

Salaries/fees
£ (thousand)
Donald Brydon(1)	43
Sir Ross Buckland	28
Sir Christopher Hogg (retired 31 March 2002)	117
Peter Jacobs	33
David Malpas	33
Gerry Robinson (appointed 1 February 2002)	88

Note:

(1)
Donald Brydon's standard fee is £28,000. In addition, he is chairman of the Allied Domecq pensions trusts for which he received a fee of £15,000 during fiscal 2002.

Under our Deferred Bonus Plan, we pay Executive Directors, Executive Officers and certain senior executives bonuses based on earnings per share growth and completion of key management objectives. Under the plan, between a minimum of 25% and a maximum of 50% of the bonus award is deferred into our ordinary shares or ADSs. After three years and subject to the executive remaining our employee, we will match that portion of the bonus that is deferred into our ordinary shares on a one for one basis. If a participant's employment with us terminates prior to three years, the participant is only entitled to receive those ordinary shares that comprise his deferred bonus award.

The following Executive Directors are entitled to receive the following matching ordinary shares under the Deferred Bonus Plan. The deferred bonus shares, which are forfeitable in specific circumstances, are beneficially owned by our Directors and are included in the share ownership table set out in the section entitled "—Director and Executive Officer Share Ownership" below.

Deferred Bonus Plan	Award in respect of fiscal year	Ordinary shares	Matching award date
Philip Bowman	2000	24,276	1 September 2003
	2001	67,873	1 September 2004
	2002	62,579	1 September 2005
Graham Hetherington	2000	23,343	1 September 2003
	2001	32,239	1 September 2004
	2002	31,035	1 September 2005
David Scotland	2000	14,472	1 September 2003
	2001	18,267	1 September 2004
	2002	16,942	1 September 2005
Richard Turner	2000	24,276	1 September 2003
	2001	15,837	1 September 2004
	2002	15,619	1 September 2005

Under the Service Agreements entered into with Philip Bowman, Graham Hetherington, David Scotland and Richard Turner, if we terminate the Service Agreements without cause on less than 24 months' notice, we will be liable to the relevant director for up to two years of compensation. Under the Letters of Appointment with Gerry Robinson and Diana Houghton and the Service Agreements entered into with Tom Brown, Kim Manley and Leonard Quaranto, if we terminate the Appointments or the Service Agreements without cause and on less than 12 months' notice, we will be liable to the relevant Director or Executive Officer for up to one year of compensation. In addition, if after six months of a change of control Kim Manley terminates his Service Agreement with reasonable notice, we will be liable to him for up to one year of compensation.

Options to Purchase Our Securities

The following table provides summary information for each of our Directors who hold options or other rights to acquire our ordinary shares as at 31 January 2003. As at 31 January 2003, our Directors and Executive Officers as a group held options or other rights to acquire 6,187,583 of our ordinary shares excluding those matching ordinary shares received as compensation under the Deferred Bonus Plan referred to above in the section entitled "—Compensation of Directors and Executive Officers".

	Fiscal year of grant	Number of ordinary shares subject to option	Exercise price of ordinary share in pence	Earliest exercise date	Expiry date
SAYE Scheme 1999
Graham Hetherington	2000	6,440	262	1 January 2005	30 June 2005
Inland Revenue Approved Executive Share Option Scheme 1999
Philip Bowman	2003	7,853	382	1 November 2005	31 October 2012
Graham Hetherington	2003	7,853	382	1 November 2005	31 October 2012
David Scotland	2003	7,853	382	1 November 2005	31 October 2012
Richard Turner	2003	7,853	382	1 November 2005	31 October 2012
Executive Share Option Scheme 1999
Philip Bowman	2000	608,187	342	1 November 2002	31 October 2009
	2003	434,882	382	1 November 2005	31 October 2012
Graham Hetherington	2000	263,157	342	1 November 2002	31 October 2009
	2003	131,872	382	1 November 2005	31 October 2012
David Scotland	2000	350,877	342	1 November 2002	31 October 2009
	2003	144,699	382	1 November 2005	31 October 2012
Richard Turner	2000	304,093	342	1 November 2002	31 October 2009
	2003	132,788	382	1 November 2005	31 October 2012
Long Term Incentive Scheme 1999
Philip Bowman	2001	441,176	0.1	8 May 2004	7 May 2011
	2002	512,091	0.1	2 November 2004	1 November 2011
	2003	321,989	0.1	1 November 2005	31 October 2012
Graham Hetherington	2001	104,779	0.1	8 May 2004	7 May 2011
	2002	121,621	0.1	2 November 2004	1 November 2011
	2003	79,842	0.1	1 November 2005	31 October 2012
David Scotland	2001	119,485	0.1	8 May 2004	7 May 2011
	2002	138,691	0.1	2 November 2004	1 November 2011
	2003	87,172	0.1	1 November 2005	31 October 2012
Richard Turner	2001	102,941	0.1	8 May 2004	7 May 2011
	2002	119,487	0.1	2 November 2004	1 November 2011
	2003	80,366	0.1	1 November 2005	31 October 2012

We have adopted nine employee share plans to incentivize participants to promote the long-term success of the business. Our plans include (1) our SAYE Scheme 1999, (2) our International SAYE Scheme 1999, (3) our United States Share Purchase Plan, (4) our Inland Revenue Approved Executive Share Option Scheme 1999, (5) our Executive Share Option Scheme 1999 (incorporating a US Schedule), (6) our Share Appreciation Rights Plan 1999, (7) our Long Term Incentive Scheme 1999, (8) our Deferred Bonus Plan and (9) our Share Partnership Plan.

SAYE Scheme 1999

We have established a "save as you earn" plan, our SAYE Scheme 1999, which was approved by the UK Inland Revenue on 10 November 1999. Under this plan, we may grant all of our Executive Directors, Executive Officers and employees who are subject to certain taxes in the United Kingdom options to purchase our ordinary shares at a price that is not less than 80% of the market value of the shares on the date of grant. The options may vest in three or five years time, with each participant being able to pay for his or her options utilizing the proceeds of a savings contract under which he or she agrees to save a regular monthly amount within set limits. When the option vests, the participant will receive his or her savings back plus a tax-free bonus, which may be used, at the employee's discretion, to exercise the option. Except in limited circumstances, options that are not exercised will lapse if the participant is no longer an employee or after six months from the end of the savings contract. In addition, in the event of a change of control of our company, options may be exercised within six months of the change of control and will thereafter lapse. Options may be adjusted to reflect variations in our share capital. The SAYE Scheme 1999 has been replaced by the Share Partnership Plan described below.

International SAYE Scheme 1999

We established an international "save as you earn" plan, our International SAYE Scheme 1999, on 25 October 1999. Under this plan, we may grant our Executive Directors, Executive Officers and employees options to purchase our ordinary shares at a price that is not less than 80% of the market value of the shares on the date of grant. The options may vest in eighteen months, three years time or five years time, with each participant being able to pay for his or her options by utilizing the proceeds of a savings contract under which he or she agrees to save a regular monthly amount within set limits. When the option vests, the participant will receive his or her savings back plus interest, which may be used, at the employee's discretion, to exercise the option. Except in limited circumstances, options that are not exercised will lapse if the participant is no longer an employee or after six months after the end of the savings contract. The plan is operated in certain jurisdictions outside of the United Kingdom. Options may be adjusted to reflect variations in our share capital.

United States Share Purchase Plan

Under this employee stock purchase plan, employees may be granted options to purchase ordinary shares at an exercise price of not less than 85% of the market value of the shares at the grant date. Eligible employees are those who have worked for us for over two years or any other employees determined to be eligible by our Board of Directors. The plan qualifies as an employee stock purchase plan under Section 423 of the Internal Revenue Code, which will provide the participants in the plan with certain tax benefits upon their subsequent sale or other disposition of our ordinary shares that they will purchase under the terms of the plan. We offer participants in the plan the opportunity to elect to have up to a certain amount of their salaries deducted from their paychecks over a period of eighteen months and to use that money plus interest to purchase our ordinary shares. In no event may a participant purchase more than $25,000 worth of our ordinary shares under this plan in any given calendar year. Options may be adjusted to reflect variations in our share capital. The plan is not currently operating.

Inland Revenue Approved Executive Share Option Scheme 1999 and Executive Share Option Scheme 1999 (incorporating US Schedule)

These are discretionary share option plans, one of which has been approved by the UK Inland Revenue on 10 November 1999 and the other of which we established on 25 October 1999. The terms of these two plans are similar, except where we indicate to the contrary. Under these plans, our Board of

Directors may grant options at its discretion to any of our full time employees, except within two years of their retirement.

Our Board of Directors may grant options that are subject to performance conditions being fulfilled before a participant can exercise his or her option. Participants may only exercise their options between the third and tenth anniversaries of their date of grant, provided that the performance conditions have been fulfilled. Except in limited circumstances, options that are not exercised will lapse if the holder is no longer an employee. In addition, in the event of a change of control of our company, options may be exercised within six months of the change of control and will thereafter lapse. The exercise price may not be less than the market value of an ordinary share or ADS, as appropriate, on the date of grant. Options may be adjusted to reflect variations in our share capital.

In the case of the Inland Revenue Approved Share Option Scheme, we may not grant further options to an individual if as a result the aggregate market value of ordinary shares issued to that individual under the plan would exceed £30,000.

Our Board of Directors and shareholders have approved a new US Schedule to the Executive Share Option Scheme 1999 under which options may be granted to US executives that may qualify as "Incentive Stock Options" for the purposes of Section 422 of the Internal Revenue Code of 1986 (as amended), and qualify for favorable tax treatment.

Share Appreciation Rights Plan 1999

To incentivize employees in jurisdictions where securities or tax laws prevent or restrict the use of the executive share option plans, we adopted our Share Appreciation Rights Plan 1999 on 25 October 1999. Under this plan we may grant our employees share appreciation rights, or SARs, which provide the employee with an opportunity to receive a cash payment from us that is linked to an increase in the market value of our ordinary shares or ADSs. Our Board of Directors may grant SARs that are subject to performance conditions being fulfilled before the SARs can be exercised. Participants may only exercise SARs between the third and tenth anniversaries of their date of grant, provided that the performance conditions have been fulfilled. Except in limited circumstances, SARs that are not exercised will lapse if the holder is no longer an employee. In addition, in the event of a change of control of our company, SARs may be exercised within six months of the change of control and will thereafter lapse. Our Board of Directors decides whether and to whom it will grant SARs under this plan. The SAR price may not be less than the market value of an ordinary share or ADS, as appropriate, on the date of grant. SARs may be adjusted to reflect variations in our share capital.

Long Term Incentive Scheme 1999

We established our Long Term Incentive Scheme 1999 on 25 October 1999. Pursuant to this plan, our Board of Directors may grant options at a nominal exercise price to any of our full-time employees except within two years of their retirement. Our Board of Directors decides whether and to whom it will grant options under this plan as well as any limits that may be placed on the grant of options. Our Board of Directors may grant options under this plan that are subject to performance conditions being fulfilled before the option can be exercised. Participants may only exercise options between the third and tenth anniversaries of their date of grant, provided that any performance conditions have been fulfilled. Except in limited circumstances, options that are not exercised will lapse if the holder is no longer an employee. In addition, in the event of a change of control of our company, options may be exercised to the extent any performance conditions have been fulfilled within six months of the change of control and will thereafter lapse. Options may be adjusted to reflect variations in our share capital.

Share Partnership Plan

Our Share Partnership Plan is a UK Inland Revenue approved share incentive plan that we have initially introduced in the United Kingdom as a replacement for our SAYE Scheme 1999.

Our Share Partnership Plan allows us to offer incentives to our Executive Directors, Executive Officers and employees in the form of free shares, partnership shares, matching shares and dividend shares.

The Share Partnership Plan allows for the appropriation of free shares to employees with a market value of up to £3,000 per employee each year. The shares must generally be offered to all participants on terms varied by reference to remuneration, length of service or hours worked. The Share Partnership Plan, however, may contain a performance measure making the award of free shares subject to performance targets, as long as the measures for determining the performance targets are fair and objective, not less than 20% of the pool of available free shares must be awarded to every eligible employee on similar terms and the highest performance related award does exceed four times the highest non-performance related award. Free shares must generally be held in trust for a minimum of three and a maximum of five years. We do not currently offer free shares to our Executive Directors, Executive Officers and employees.

Under this plan, we offer participants the opportunity to purchase shares from their pre-tax salary of up to £125 (or 10% of salary, whichever is lower) every month. Partnership shares are purchased on behalf of the participants using their compensation. Partnership shares may be withdrawn from the Share Partnership Plan by the participant at any time, although there are tax advantages if the shares are retained in the Share Partnership Plan for at least three years.

The Share Partnership Plan provides that where employees buy partnership shares, they may be awarded additional shares on a matching basis, up to a maximum of two matching shares for each partnership share. Matching shares must be offered on the same basis to each employee purchasing partnership shares. Matching shares must generally be held in trust for a minimum of three and a maximum of five years.

The Share Partnership Plan provides for the acquisition of shares by the reinvestment of cash dividends in respect of our ordinary shares acquired under this plan up to a limit of £1,500 in any single tax year.

Deferred Bonus Plan

In addition to those plans described above, we operate a remuneration and incentive plan called the Deferred Bonus Plan described in the section entitled "—Compensation of Directors and Executive Officers" above.

Director and Executive Officer Share Ownership

As at 31 January 2003, our Directors and Executive Officers as a group held 690,260 of our ordinary shares (including ADSs each representing four ordinary shares) including the deferred bonus shares received as compensation under the Deferred Bonus Plan. In addition, the Executive Directors and Executive Officers were treated as interested in the 33,845,403 shares (made up of both ordinary and ADSs) held by our employee trusts in their capacity as potential beneficiaries. The following table shows the amount of our ordinary shares held by our Directors, none of whom beneficially owned more than 1% of our ordinary shares, as at 31 January 2003.

Name	Amount of ordinary shares beneficially owned
Gerry Robinson	–
Philip Bowman	284,207
Graham Hetherington	103,103
David Scotland	63,294
Richard Turner	95,096
Donald Brydon	11,500
Sir Ross Buckland	1,000
Peter Jacobs	6,300
David Malpas	9,921

Employees

The following table shows the average number of our full-time equivalent employees for the three years ended 31 August 2002 in relation to our continuing business:

	Year ended 31 August
	2002	2001	2000
Spirits & Wine business	10,940	8,403	8,609
QSR business	1,173	1,382	2,323

Total	12,113	9,785	10,932

We believe that we maintain good relations with our employees. During the past three years, we have not had any strikes or lockouts that have interfered in any material way with our business. Over 37% of our employees are covered by collective bargaining agreements with various trade unions and labor organizations. The principal countries where our employees are represented by unions are Mexico, Spain, France and Scotland where approximately 1,900, 600, 500 and 500 employees are respectively represented by unions. The three unions which represent the largest number of our employees are the Sindicato de Trabajadores en Ranchos, Granjas, Huertas y del Campo en General en el Estado de Jalisco in Mexico, the Sindicato Nacional de la Industria Vinícola Similares y Conexas de la República Méxicana in Mexico and the GMB in Scotland.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

As at 31 January 2003, to our knowledge as based upon relevant filings made by such shareholders, the following persons had an interest, directly or indirectly, in 3% or more of the issued share capital of Allied Domecq PLC. The following holders hold ordinary shares and have the voting rights of ordinary shareholders.

Shareholder	Ordinary shares	Percentage of total outstanding ordinary shares
Scottish Widows Investment Partnership Limited	33,268,490	3.006%
AXA S.A.	34,317,392	3.10%
Suntory Limited	37,834,591	3.42%

Related-Party Transactions

Other than disclosed in this annual report, no Director had any interest, beneficial or non-beneficial, in our share capital. The Register of Directors' Interests, which is open to shareholders' inspection, contains full details of Directors' share interests. Save as disclosed above, no Director has or has had any interest in any transaction which is or was unusual in its nature, or which is or was significant to the business of the Group and which was effected by any member of the Group during the year ended 31 August 2002, or which having been effected during an earlier financial year, remains in any respect outstanding or unperformed.

No Director or Executive Officer or their respective immediate families or associates has had any indebtedness to the Company or any subsidiary or associated company or had any indebtedness subject to a guarantee, support agreement or letter of credit or other similar arrangement or understanding provided by the Company or any subsidiary or associated company which has been outstanding at any time since 1 June 2002.

Item 8. Financial Information

For our financial information, please see the section entitled "Item 18—Financial Statements".

Litigation

We are not currently involved in any legal or arbitration proceedings, including any proceedings which are threatened or pending of which we are aware, which may have a material effect on our financial position, results of operation or liquidity.

Item 9. The Offer and Listing

Trading Market for Our Ordinary Shares

The principal trading market for our ordinary shares is the London Stock Exchange. We initially established a sponsored ADR facility in the United States in 1986 and our ADSs were listed on the New York Stock Exchange on 31 July 2002. JPMorgan Chase Bank, as depositary for our ADRs, issues ADSs, each of which represent four ordinary shares. Our ADSs are traded under the symbol "AED".

Our ordinary shares are a constituent element of the FTSE 100, an index of the largest 100 UK companies by full-market value that are listed on the London Stock Exchange.

In September 1999, we restructured our business by disposing of our UK Retail business as part of our strategy of focusing our resources on our Spirits & Wine and QSR businesses. We returned the value of this disposal, approximately £2.6 billion, to our shareholders. The UK Retail business represented a significant portion of our trading profit, total turnover and assets and, as a result of this disposal, our market quotations on the London Stock Exchange declined. The following tables show, for the periods indicated, the reported high and low middle market quotations (which represent an average of bid and ask prices) for the ordinary shares on the London Stock Exchange, taken from the Daily Official List of the UK Listing Authority and the market prices of our ADSs on the NYSE since they were listed on 31 July 2002.

Ordinary shares
	High	Low
Year ended 31 August
1998	634.0p	460.5p
1999	626.5p	389.5p
2000	377.3p	249.3p
2001	454.0p	315.0p
2002	468.5p	325.0p
Year ended 31 August 2001:
First quarter	447.0p	315.0p
Second quarter	452.5p	402.0p
Third quarter	438.0p	397.0p
Fourth quarter	454.0p	399.0p
Year ended 31 August 2002:
First quarter	404.0p	325.0p
Second quarter	412.8p	375.3p
Third quarter	468.5p	406.8p
Fourth quarter	467.3p	341.3p
Year ending 31 August 2003:
First quarter	418.8p	370.0p
	High	Low
Month ended:
31 August 2002	409.0p	366.8p
30 September 2002	418.8p	386.0p
31 October 2002	409.0p	370.0p
30 November 2002	407.5p	377.0p
31 December 2002	401.8p	370.0p
31 January 2003	414.0p	324.8p

	ADSs
	High	Low
Year ended 31 August
2002*	$25.85	$23.10
2002:
Fourth quarter*	$25.85	$23.10
2003:
First quarter	$26.75	$23.35
Month ended:
31 August 2002	$25.85	$23.10
30 September 2002	$26.30	$24.50
31 October 2002	$26.10	$23.35
30 November 2002	$26.75	$24.35
31 December 2002	$26.24	$23.95
31 January 2003	$26.82	$21.40

*
From date of listing, 31 July 2002.

At close of business on 31 January 2003, the market price for our ordinary shares and ADSs was 339.0p and $22.60, respectively.

On 31 January 2003, there were 108 registered holders of 135,170 of our ordinary shares with addresses in the United States. On 31 January 2003 there were 61 registered holders of 1,145,832 of our ADSs with addresses in the United States. The combined holdings of these shareholders constituted less than one percent of the total number of our outstanding ordinary shares. As certain of our ordinary shares and ADSs are held by brokers and other nominees, these numbers may not represent the actual number of beneficial owners in the United States or the number of ordinary shares beneficially held by US persons.

Item 10. Additional Information

Memorandum and Articles of Association

We incorporate by reference a description of our Memorandum and Articles of Association as set forth in our registration statement on Form 20-F, File No. 001-31413, filed with the SEC on 26 July 2002. You may read and copy our registration statement, as well as other periodic reports, at the SEC's public reference rooms located in Washington DC, New York and Chicago, Illinois. In addition, copies may be obtained electronically on www.sec.gov.

Material contracts

Stolichnaya

On 15 November 2000, our subsidiaries Allied Domecq International Holdings B.V. and Allied Domecq Spirits & Wine USA, Inc. entered into a Trademark, Supply and Distribution Agreement with Spirits International NV and S.P.I. Spirits (Cyprus) Limited, which together we refer to as SPI. Under the agreement, SPI designated us as exclusive distributor in the United States of its various vodka products, which are distributed under the brand names Stolichnaya, Stoli® and Priviet®. The agreement also provides that SPI cause the assignment of the trademark rights to the Stolichnaya brand name in the United States from PepsiCo, Inc. to us. We have agreed to purchase a minimum number of cases over the term of the agreement and to undertake a significant investment in the marketing, sale and distribution of SPI's vodka products. In addition, SPI has granted us a right of first refusal over distribution rights for its brands in other markets as they become available. To date, we have exercised those rights and entered into distribution agreements with SPI for Canada, the Nordic countries and Mexico.

The initial term of the agreement is until 31 December 2010, and either of us may terminate the agreement with notice prior to that date if there is a material adverse breach of the contract that cannot be cured within a determined time or if either party enters into bankruptcy, is insolvent or is being liquidated.

Jinro

On 15 February 2000, we entered into an agreement to purchase a 70% interest in two South Korean companies held by Jinro Limited for £103 million. As part of this arrangement, we agreed to make bulk purchases of aged Scotch whisky from a third party for use in Imperial whisky.

Suntory

In 1988, we entered into a series of arrangements with Suntory Limited, one of Japan's leading producers and distributors of spirits. One element of these arrangements was the purchase of a 50% interest in a Japanese company, Suntory Allied Limited, and the grant to it of the principal rights to distribute our spirit products in Japan for a period up to and including 2029. Suntory Allied Limited is under the management control of Suntory Limited.

Corby

In 1991, we purchased a 46.3% equity interest and a 51.6% voting interest in Corby Distilleries Limited, or CDL, a leading Canadian manufacturer and marketer of spirits and wine. We have various arrangements with CDL under which we blend and bottle CDL's requirements for some spirits and provide administrative services to it and CDL represents our products in the Canadian market.

Exchange Controls

There are currently no UK foreign exchange control restrictions on the payment of dividends to US persons on our ordinary shares or preferred securities or on the conduct of our operations.

There are no restrictions under our Memorandum and Articles of Association or under the laws of England and Wales that limit the right of non-resident or foreign owners to hold or vote our ordinary shares.

Taxation

The following discussion describes the material US Federal income tax and UK tax consequences of the purchase, ownership and disposition of our shares or ADSs (evidenced by ADRs) for beneficial owners:

  •
  who are residents of the United States for purposes of the current United Kingdom/United States Income Tax Convention (the "Income Tax Convention") and the United Kingdom/United States Estate and Gift Tax Convention (the "Estate and Gift Tax Convention" and, together with the Income Tax Convention, the "Conventions");

  •
  whose ownership of our shares or ADSs is not, for the purposes of the Conventions, attributable to a permanent establishment in the United Kingdom;

  •
  who otherwise qualify for the full benefits of the Conventions; and

  •
  who are US holders (as defined below).

The statements of US federal income tax and UK tax laws set out below:

  •
  are based on the laws in force and as interpreted by the relevant taxation authorities as at the date of this annual report;

  •
  are subject to any changes in US law or the laws of England and Wales, in the interpretation thereof by the relevant taxation authorities, or in the Conventions, occurring after such date; and

  •
  are based, in part, on representations of the depositary, and assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

No assurance can be given that taxing authorities or the courts will agree with this analysis.

This discussion does not address all aspects of US and UK taxation that may be relevant to you and is not intended to reflect the individual tax position of any beneficial owner, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. The portions of this summary relating to US Federal taxation are based upon the US Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed US Treasury regulations promulgated thereunder, published rulings by the US Internal Revenue Service ("IRS"), and court decisions, all in effect as at the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary is limited to investors who hold our shares or ADSs as capital assets within the meaning of Section 1221 of the Code, generally property held for investment, and this summary does not purport to deal with the US Federal or UK taxation consequences for investors in special tax situations, such as dealers in securities or currencies, persons whose functional currency is not the US Dollar, life insurance companies, tax exempt entities, financial institutions, traders in securities that elect to use a "mark-to-market" method of accounting for their securities holdings, regulated investment companies, persons holding our shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or straddle or persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. In particular, the following summary does not address the adverse tax treatment to you that would follow if you own, directly or by attribution, 10% or more of our outstanding voting share capital and we are classified as a "controlled foreign corporation" for US Federal tax purposes.

As used herein, the term "US holder" means a beneficial owner of our shares or ADSs who or which is:

  •
  a citizen or resident of the United States;

  •
  a corporation (or other entity that is treated as a corporation for US Federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  an estate, the income of which is subject to US Federal income taxation regardless of its source; or

  •
  a trust (1) that is subject to the supervision of a court within the United States and the control of one or more US holders as described in section 7701(a)(30) of the Code or (2) that has a valid election in effect under applicable US Treasury regulations to be treated as a US holder.

If a partnership (or an entity that is treated as a partnership for US Federal income tax purposes) holds our shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares or ADSs, you should consult your tax advisors.

The summary does not include any description of the tax laws of any State or local government or of any jurisdictions other than the United States and the United Kingdom that may be applicable to the ownership of our shares or ADSs. You are urged to consult your own tax advisor regarding the US Federal, State, and local tax consequences to you of the ownership of our shares or ADSs, as well as the tax consequences to you in the United Kingdom and any other jurisdictions.

For the purposes of the Conventions and the Code, you will be treated as the owner of our shares represented by the ADSs evidenced by the ADRs.

New Income Tax Convention

The United States and the United Kingdom have recently concluded a new income tax convention (the "New Income Tax Convention"). The New Income Tax Convention is not effective until it has been ratified by the competent authorities in both countries. As at the date of this annual report, the New Income Tax Convention is still in the ratification process and we are not certain whether, and if so when, it will be ratified and put into effect. If and when it becomes effective, the New Income Tax Convention will put in place new rules that modify the current treatment of US holders who own shares or ADSs of a UK corporation in several aspects. Throughout the following discussions, we have included specific references to the new rules under the New Income Tax Convention as appropriate. Such references assume that the New Income Tax Convention will be ratified in its current form (as at the date hereof) without material amendment. You should consult your own tax advisors as to how the New Income Tax Convention would affect you regarding the effect of the New Income Tax Convention on your ownership of our shares or ADSs.

Taxation of Dividends

United Kingdom

No withholding tax is charged or due when a UK incorporated company pays dividends.

An individual shareholder resident in the United Kingdom will generally be entitled to a tax credit in respect of any dividend received. The amount of the tax credit is equal to one-ninth of the cash dividend or 10% of the aggregate of the cash dividend and the associated tax credit.

Although under the terms of the Income Tax Convention you, as a US holder, may be entitled to receive a payment by way of tax credit at the current level of credit for UK individuals, in practice no such payment will be available. The Income Tax Convention provides that a US holder may receive, from the UK Inland Revenue, in respect of a cash dividend, a payment equal to the amount of the tax credit to which an individual resident in the United Kingdom for tax purposes would have been entitled had such resident received the dividend, reduced by an amount to be withheld from such payment not to exceed 15% of the sum of the dividend and the tax credit amount. At the current levels of the tax credit, however, and as a result of the amount so withheld, which withholding shall not exceed the amount of the tax credit, you would not be entitled to receive any payment in respect of the tax credit for dividends paid by us. For example, if you receive a dividend (solely for illustrative purposes) of £90, you would be entitled to a tax credit of £10 (i.e. one-ninth of £90). However, since the amount withheld (here limited to 10%) equals the amount of the tax credit, no actual treaty payment would be made and you would receive only the cash dividend, which in this case would be £90. For US Federal income tax purposes, if you elect the application of the Income Tax Convention with respect to dividends (as discussed below) you would include in your gross income as dividends an amount equal to the actual dividend plus the tax credit, which under this illustration would be £100, and you would be treated as having paid UK tax equal to the amount of the tax credit, which in this case would be £10 (the "UK Withholding Tax"). For a description of taxation of dividends in the United States, see the section entitled "United States" below.

Certain US corporations which own directly or indirectly, at least 10% of our voting stock may be entitled to a treaty payment under the terms of the Income Tax Convention. The position of such US holders is not generally dealt with in this summary and such US holders should consult their own tax advisors with respect to the detailed application of the Income Tax Convention to their own particular circumstances and on the procedure for obtaining any payment to which they may be entitled.

You should consult your own tax advisors as to whether you will be considered to have received any income with respect to the tax amount and whether we will be considered to have paid UK Withholding Tax.

The ratification of the New Income Tax Convention will not materially alter the UK taxation consequences described above except that there will no longer be any entitlement to receive from the UK Inland Revenue any repayment of amounts representing the credit for UK tax to which a UK resident individual would have been entitled. This will only have a practical impact on certain US corporations if they own or acquire, directly or indirectly, at least 10% of our voting stock (such corporations should consult their own tax advisors). The New Income Tax Convention will affect the US Federal income tax consequences of owning our shares or ADSs. For a description of taxation of dividends in the United States, see the section entitled "United States" immediately below.

United States

Subject to the Passive Foreign Investment Company discussion below, if you are eligible for benefits under, and elect the application of, the Income Tax Convention to distributions you receive in respect of our shares or ADSs, the gross amount of an actual distribution plus the UK tax credit amount considered received and unreduced by the UK Withholding Tax will be included as a dividend in your gross income on the day actually or constructively received by you, in the case of our shares, or by the depositary, in the case of our ADSs to the extent paid out of our current or accumulated earnings and profits as determined for US Federal income tax purposes, and such dividend will be treated as foreign source dividend income. You elect the application of the Income Tax Convention by filing a timely and duly completed Form 8833 with your income tax return for the relevant year. Distributions in excess of our current and accumulated earnings and profits will first be treated, for US Federal income tax purposes, as a non-taxable return on capital to the extent of your basis in the ADSs and then as gain from the sale or exchange of a capital asset. Dividends paid by us will not be eligible for the corporate dividends received deduction that is applicable in certain cases to US corporations. Under the New Income Tax Convention, the amount of dividends to be included in your gross income will no longer include the amount of any UK tax credit amount described above. Therefore, the amount of dividends that you will be treated as receiving from us will be the amount of dividends you actually receive from us. We urge you to consult your own tax advisors as to your eligibility for benefits, if any, under the Income Tax Convention.

The amount of any dividend paid in Pounds Sterling will equal the US Dollar value of the Pounds Sterling received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the Pounds Sterling are converted into US Dollars. If you do not convert the Pounds Sterling received as a dividend into US Dollars on the date of receipt, you will have a basis in the Pounds Sterling equal to their US Dollar value on the date of receipt. Generally, any gain or loss realized on your subsequent conversion or other disposition of the Pounds Sterling will be treated as ordinary income or loss.

Subject to certain conditions and limitations, the UK Withholding Tax withheld from dividends will be treated as a foreign income tax that may be deducted from taxable income or credited against your US Federal income tax liability. However, the UK Withholding Tax may be deducted only if you do not claim a credit for any foreign taxes paid or accrued in that year. In addition, you will not be entitled to a deduction or foreign tax credit with respect to the UK Withholding Tax that may be refunded to you pursuant to the Income Tax Convention or UK law. Further, in certain circumstances, if you (1) have held our shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, (2) are obligated to make payments related to the dividends or (3) hold our shares or ADSs in arrangements in which your expected economic profit, after non-US taxes, is insubstantial, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. For the purposes of computing the foreign tax credit, dividends paid on our shares or ADSs will be treated as income from sources outside the United States, but generally will be grouped separately, together with other items of "passive" or "financial services" income. The rules governing the foreign tax credit are complex. We urge you to consult your own tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

The New Income Tax Convention repeals the sections of the current Income Tax Convention giving an entitlement to receive repayment of tax credits to which a UK individual would have been entitled. Therefore, if and when the New Income Tax Convention comes into effect, you will no longer be eligible for foreign tax credit or deductions in respect of the UK Withholding Tax.

Taxation of Capital Gains

United Kingdom

If you are not resident or ordinarily resident in the United Kingdom for UK tax purposes, you will not be liable for UK tax on capital gains realized or accrued on the sale or other disposition of shares or ADSs unless the shares or ADSs are held in connection with your trade or business (which for this purpose includes a profession or a vocation) carried on in the United Kingdom through a branch or agency and the shares or ADSs are or have been used, held or acquired for the purposes of such trade or business or such branch or agency.

A US holder who is an individual who has on or after 17 March 1998 ceased to be resident or ordinarily resident in the United Kingdom in the preceding five years and who disposes of shares or ADSs during that period may also be liable for UK tax on capital gains notwithstanding that the person may not be resident in the United Kingdom at the time of the disposal.

United States

Subject to the Passive Foreign Investment Company discussion below, gain or loss realized by you on the sale or other disposition of the shares or ADSs will be subject to US Federal income tax as capital gain or loss in an amount equal to the difference between your tax basis in the shares or ADSs and the amount realized on the disposition. The capital gain or loss will be long-term capital gain or loss if the US holder has held the shares or ADSs for more than one year at the time of the sale or exchange. A gain or loss realized by you generally will be treated as US source gain or loss for US foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Generally, for US Federal income tax purposes, we will be a "passive foreign investment company", or a "PFIC", for any taxable year if either (1) 75% or more of our gross income is "passive" income or (2) 50% or more of the value of our assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and rents not arising from the active conduct of a trade or business, and gains from the sale of assets that produce such income. If we are a PFIC in any taxable year that you own our shares or ADSs, you may be subject to tax at the highest ordinary income rates applicable to you and pay interest on such tax based on your holding period in the shares of ADSs, on (1) a portion of any gain recognized on the sale of our shares or ADSs and (2) any "excess distribution" paid on our shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years).

Based on our current activities and assets, we do not believe that we are a PFIC, and we do not expect to become a PFIC in the foreseeable future for US Federal income tax purposes. Our belief that we are not a PFIC and our expectation that we will not become a PFIC in the future are based on our current and planned activities, and may change in the future. The determination of whether we are a PFIC is made annually. Accordingly, it may be possible that we will become a PFIC in the current or any future year due to changes in our asset or income composition.

UK Inheritance and Gift Tax

If you are an individual domiciled in the United States and are not a national of the United Kingdom for the purposes of the Estate and Gift Tax Convention, any share or ADS beneficially owned by you will not be subject to UK inheritance tax on your death or on a gift made by you during your lifetime, provided that any applicable US Federal gift or estate tax liability is paid, except where the share or ADS is part of the business property of your UK permanent establishment or pertains to your UK fixed base used for the performance of independent personal services. The Estate and Gift Tax Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States, based on priority rules set out in that Convention, in the exceptional case where a share or ADS is subject to both UK inheritance tax and US Federal gift or estate tax. Where the shares or ADSs have been placed in trust by a settlor who, at the time of the settlement, was a US holder, the shares or ADSs will generally not be subject to UK inheritance tax if the settlor, at the time of the settlement, was domiciled in the United States for the purposes of the Estate and Gift Tax Convention and was not a national of the United Kingdom.

US Gift and Estates Taxes

If you are an individual US holder, you will be subject to US gift and estate taxes with respect to the shares or ADSs in the same manner and to the same extent as with respect to other types of personal property.

UK Stamp Duty and Stamp Duty Reserve Tax

Subject to certain exemptions, stamp duty will be charged at the rate of 1.5% rounded up to the nearest £5, or there will be a charge to the stamp duty reserve tax at the rate of 1.5% on the amount or value of the consideration paid, or in some circumstances the issue price or open market value, on a transfer or issue of shares (1) to, or to a nominee for, a person whose business is or includes the provision of clearance services, or (2) to, or to a nominee for, a person whose business is or includes the issuing of depositary receipts. It is understood that the UK Inland Revenue Stamp Office considers the depositary to fall within one or the other of the above two categories. The stamp duty reserve tax on the deposit of ordinary shares with the depositary will be payable by the person depositing those shares. Where stamp duty reserve tax is charged on a transfer of shares and ad valorem stamp duty is chargeable on the instrument effecting the transfer, the amount of the stamp duty reserve tax charged is an amount equal to the excess, if any, of the stamp duty reserve tax charge due on the transfer after the deduction of the stamp duty paid.

You will not be entitled to a foreign tax credit with respect to any UK stamp duty or stamp duty reserve tax, but may be entitled to a deduction subject to applicable limitations under the Code. You are urged to consult your own tax advisors regarding the availability of a deduction under their particular circumstances.

Transfers of ADRs

No UK stamp duty will be payable on an instrument transferring an ADR or on a written agreement to transfer an ADR provided that the instrument of transfer or the agreement to transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer an ADR could, depending on the circumstances, attract a charge to ad valorem stamp duty at the rate of 0.5% of the value of the consideration (rounded up to the nearest £5) plus interest and penalties if not stamped within 30 days of execution.

No stamp duty reserve tax will be payable in respect of an agreement to transfer an ADR, whether made in or outside the United Kingdom.

Where no sale is involved and no transfer of beneficial ownership has occurred, a transfer of shares by the depositary or its nominee to the holder of an ADR upon cancellation of the ADR is subject to UK stamp duty of £5 per instrument of transfer.

Issue and Transfer of Ordinary Shares in Registered Form

Except in relation to persons whose business is or includes the issue of depositary receipts of the provision of clearance services or their nominees, the allotment and issue of shares by us will not normally give rise to a charge to UK stamp duty or stamp duty reserve tax.

Transfers of shares, as opposed to ADSs, will attract ad valorem stamp duty normally at the rate of 0.5% of the value of the consideration (rounded up to the nearest £5). A charge to stamp duty reserve tax, normally at the rate of 0.5% of the consideration, arises, in the case of an unconditional agreement to transfer shares, on the date of the agreement, and in the case of a conditional agreement the date on which the agreement becomes unconditional. In the case of transfers effected through the CREST system, the stamp duty reserve tax is collected through the system. In other cases, the stamp duty reserve tax is payable on the seventh day of the month following the month in which the charge arises. Where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, any stamp duty reserve tax that has not been paid ceases to be payable, and if any stamp duty reserve tax has been paid a claim may be made for its repayment.

Information Reporting and Backup Withholding

Payments that relate to the ordinary shares or ADSs that are made in the United States or by a US related financial intermediary will be subject to information reporting. Information reporting generally will require each paying agent making payments, which relate to a share or ADS, to provide the IRS with information, including the beneficial owner's name, address, taxpayer identification number, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply to all beneficial owners. Specifically, corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts are all excluded from reporting requirements.

If you are a depositary participant or indirect participant holding shares or ADSs on behalf of a beneficial owner, or paying agent making payments for a share or ADS, you may be required to backup withhold, as a backup against the beneficial owner's US Federal income tax liability, a portion of each payment of dividends on our shares or ADSs in the event that the beneficial owner of a share or ADS:

  •
  fails to establish its exemption from the information reporting requirements;

  •
  is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law;

  •
  under-reports its tax liability; or

  •
  if we are otherwise notified by the IRS to backup withhold.

This backup withholding tax is not an additional tax and may be credited against your US Federal income tax liability if the required information is furnished to the IRS.

Documents on Display

We are subject to the filing requirements of the Securities Exchange Act of 1934 and file periodic reports with the Securities and Exchange Commission, commonly referred to as the SEC. You may read and copy any documents that we have filed with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, NW Washington, DC 20549. You may also call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Some of our SEC filings and submissions are available on the SEC's internet site at www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Market Risk

Our treasury operates as a centralized service managing interest rate and foreign exchange risk and financing. Our Board of Directors agrees and reviews policies and financial instruments for risk management. We utilize different derivative financial instruments to enhance our ability to manage risk, including interest rate and foreign currency price risk. We enter into derivative instruments for periods consistent with related underlying exposures, and they do not constitute positions independent of those exposures. We do not enter into derivative contracts for speculative purposes.

Currency Risk

We publish our financial statements in Pounds Sterling and conduct our business in many foreign currencies. As a result, we are subject to foreign currency exchange risk due to exchange rate movements. We are exposed to foreign currency exchange risk as a result of transactions in currencies other than the functional currency of some of our subsidiaries and the translation of the results and underlying net assets of our foreign subsidiaries.

Gains and losses on foreign currency debt and foreign exchange contracts held for the purposes of hedging balance sheet translation exposures are taken to reserves. We manage our translation exposure on a net asset basis, including an appropriate amount of goodwill that has been written-off to reserves. This aims to align the hedging contracts with the intangible by market and currency. We hedge our translation exposure by holding offsetting liabilities. Where debt held does not match the underlying exposure we utilize forward purchase and sale contracts and foreign exchange swaps in order to better align our earnings with our liabilities. Contracts typically have maturities of less than one year. Principal currencies include the Euro, US Dollar, Canadian Dollar and Japanese Yen.

We have revenues and expenses denominated in foreign currencies and, as a result, are exposed to foreign currency exchange rate risk. To manage exchange rate risk of transaction exposures, we net our future estimated foreign currency revenues and expenses, to the extent practicable, to take advantage of natural offsets. We use foreign currency option, swap and forward contracts with maturities of up to 18 months to manage the estimated remaining net exposure. It is our policy to hedge each currency forward a minimum of 12 months at 80–90% of the net exposure. Based on our average annual net foreign currency positions during 2001, a 10% adverse change in average annual foreign currency exchange rates would not be material to our financial position or results of operations.

Interest Rate Risk

We use fixed and variable-rate (LIBOR) debt to finance our operations. In particular, we have issued fixed-rate bonds and commercial paper. These debt obligations expose us to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases. We believe it is prudent to limit the variability of a portion of our interest payments. We manage our variable rate interest rate exposure in proportions and limits approved by our Board of Directors.

We manage exposures to interest rate fluctuations on borrowings and deposits by using interest rate swaps and swaptions. It is our policy to maintain between 50% and 70% of our net debt at fixed rates of interest with a target of 60%.

Liquidity Risk

Our liquidity risk policy aims to ensure that we have sufficient cash or committed credit facilities at all times to meet all current and forecast liabilities as they fall due, while minimizing our borrowing costs within approved funding parameters (i.e. taking account of our risk profile, ability to access different debt markets and our desire to increase market visibility by accessing different debt markets).

We target minimum headroom cover, being committed facilities above anticipated peak debt requirements, of at least £300 million. Where possible, we will spread our borrowing facilities over a number of years to minimize the risks and disruption associated with renegotiating maturing facilities.

Credit Risk

We may only make investments in money market fixed-term deposits, certificates of deposit or commercial paper. Maximum maturities for such instruments are six months. We may only make investments in certificates of deposit or commercial paper in paper with an A-1/P-1 short-term credit rating. We are not allowed to exceed maximum exposure limit to any counterparty of £100 million. We do not permit investment in counterparties rated below A3, unless there is no alternative in a particular location in which we operate.

Commodity Price Risk

We hedge some of our expected commodity purchases based on internal forecast requirements. A confidence rating is applied to forecast purchases, and we will hedge up to, but not exceed, a predetermined confidence ratio. We do not consider that our open commodity future contracts outstanding at 31 August 2002 and associated gains or losses on those contracts are material.

Employee Share Plans

Awards and option grants vesting under the various employee share plans are generally satisfied by the transfer of existing ordinary shares or ADSs. These awards and option grants are generally hedged through the purchase of ordinary shares or ADSs.

Sensitivity Analysis

For financial instruments held, we use a sensitivity analysis technique that measures the changes in the fair value of our financial instruments from hypothetical changes in the market rates.

The sensitivity to the interest rates model used measures changes in the net present value of all future cashflows for net borrowings based on hypothetical parallel shifts in local interest rates of 100 basis points. The model relies on the evolution of the entire yield curve, meaning both the reference short-term rate, as well as every point on the curve fluctuate by the same amount. The timing of the change is instantaneous. Total fixed rate borrowings are made up of bonds outstanding. Fixed to floating rate swaps are then used to achieve the desired debt structure. The £57 million amount for fixed rate sensitivity reflects only those portions for which fixed rate debt was not swapped into a floating rate. All other sensitivity to interest rates in the amount of £27 million occurs from short-term borrowings, commercial paper, short-term loans and the floating rate element of interest rate swaps.

The foreign exchange sensitivity model measures changes in the fair values of all foreign exchange derivatives used for transaction and translation hedging based on a 10% fluctuation in Pounds Sterling. Also reported is the additional foreign exchange exposure that arises as a result of foreign denominated borrowings. In all cases, the effect of co-movements between currency pairs is not considered, meaning the impact of currency fluctuations is taken in isolation of all other currency pairs. Disclosure numbers are based on the largest potential loss resulting from instantaneous exchange rates movements. In cases where both appreciation and depreciation of a particular exchange rate adversely impact the portfolio, the larger of the two impacts is considered and reported.

The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the table below, which therefore should not be considered a projection of likely future events and losses.

The estimated changes in the fair values of borrowings and derivative financial instruments at 31 August 2002 are set out in the table below. Such analysis is for information purposes only. In practice, market rates rarely change in isolation.

	31 August 2002
	Fair Value Changes arising from:
	Estimated Fair Value	1% change in rates interest	10% weakening in Pounds Sterling
	£	£	£
	(million)
Borrowing:
Floating rate debt	977	(27)	3
Fixed rate debt	1,616	(57)	3
Foreign Exchange Contract:
Transaction:
US Dollar	58		–
South Korean Won	37		(5)
NZ Dollar	11		1
Other	93		(5)
Translation	1		1

Total	2,793	(84)	(2)

Item 12. Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Our Chief Executive, Philip Bowman, and Group Finance Director, Graham Hetherington, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in the Securities and Exchange Act of 1934 Rule 13a-14(c)) as of a date within 90 days of the filing date of this annual report. Based on that evaluation, the Chief Executive and Group Finance Director have concluded that our disclosure controls and procedures are effective to ensure that material information relating to us is made known to such officers by others within the Group in order to allow timely decisions regarding required disclosure. There have not been any significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

The Group's disclosure controls and procedures are underpinned by its internal control and risk management procedures. The Board of Directors has received and reviewed regular reports during the fiscal year on internal control and risk and has reviewed the effectiveness of the Group's systems of internal control.

The Board of Directors has final responsibility for the system of internal control maintained by the Group. The responsibility for establishing and operating detailed control procedures within each operating business lies with the operating Board and local management. The approach to internal control is risk based, with risk management processes including an evaluation of the likelihood and impact of risks. This system provides reasonable, but not absolute, assurance against material loss and includes the safeguarding of assets, the maintenance of proper accounting records, the reliability of financial information, compliance with appropriate legislation, regulation and best practice, and the identification and mitigation of business risks.

Group and local management are responsible for the identification and evaluation of key applicable business, operational, compliance and financial risks. These risks are assessed on a continual basis, taking into account the overall risk environment, and may be associated with a variety of internal or external sources including control breakdowns, disruption in information systems, competition, natural catastrophe and regulatory requirements.

Group businesses participate in regular periodic strategic reviews which include consideration of long term financial projections, business risks and the evaluation of business alternatives. Operating units prepare annual budgets; performance against budget is actively monitored both at the level of the Board of Allied Domecq Spirits & Wine Limited and the Quick Service Restaurants executive and the Board of Directors, supported by regular forecasts.

A process of annual control self-assessment and hierarchical reporting provides for a documented and auditable trail of accountability from the local business unit to regional management to executive management. This process includes an internal control questionnaire which is completed for all business units and reviewed by regional management. The questionnaire is tailored by region to reflect the potential risks and the control environment of the region and each region has appointed a business risk champion to challenge, validate and collate the responses into regionally owned reports. These self-assessment tools provide for successive assurances at increasingly higher levels of management and, finally, to the Board of Directors.

The process and the supporting documentation are reviewed by the Group's internal auditors for completeness and accuracy of compliance with UK corporate governance practice. Planned corrective actions, where applicable, are independently monitored for timely completion. Through these mechanics, risk assessment and reporting, internal controls and disclosure controls have been embedded in ongoing operations. Business performance is continually monitored and reviewed, risks identified in a timely manner, their financial implications assessed, control procedures re-evaluated and corrective actions agreed and implemented.

In addition the Group's disclosure committee is responsible for considering the materiality of information to be included in this annual report as well as determining the Group's disclosure obligations on a timely basis. The disclosure committee reports to our Chief Executive and Group Finance Director.

Internal controls

There have not been any significant changes in internal controls or other factors that could significantly affect internal controls subsequent to the date of the most recent evaluation of such controls.

Item 16. [Reserved]

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-70.

Item 19. Exhibits

INDEX TO EXHIBITS

Exhibit	Description
1.1	Memorandum and Articles of Association of Allied Domecq PLC, as amended, dated 31 January 2002*
2.1	Form of ADS Deposit Agreement, dated as of 24 June 2002, as amended on 15 July 2002, by and among Allied Domecq PLC and JPMorgan Chase Bank, as depositary, and Holders of American Depositary Receipts*
2.2	Form of Ordinary Share Certificate*
2.3	Form of American Depositary Receipt*
6.1	For a statement explaining how earnings per share information was calculated, see Note 10 to our Audited Consolidated Financial Statements
8.1	For a list of Allied Domecq PLC's subsidiaries, see "Item 4—Information on the Company—Organizational Structure"

*
Incorporated by reference to our registration statement on Form 20-F (File No. 001-31413) filed on 26 July 2002.

INDEX TO FINANCIAL STATEMENTS

Allied Domecq PLC: Audited Consolidated Financial Statements

Independent Auditor's Report to the Shareholders and Board of Allied Domecq PLC
Consolidated Profit and Loss Account for the three years ended 31 August 2002
Consolidated Statement of Total Recognized Gains and Losses for the three years ended 31 August 2002
Note of Consolidated Historical Cost Profits and Losses for the three years ended 31 August 2002
Consolidated Balance Sheet as at 31 August 2002 and 2001
Consolidated Reconciliation of Movements in Shareholders' Funds for the three years ended 31 August 2002
Consolidated Cash Flow Statement for the three years ended 31 August 2002
Accounting Policies
Notes to the Consolidated Financial Statements

INDEPENDENT AUDITOR'S REPORT TO THE SHAREHOLDERS AND
BOARD OF ALLIED DOMECQ PLC

We have audited the accompanying consolidated balance sheet of Allied Domecq PLC and subsidiaries (the "Group") as at 31 August 2002 and 2001, and the related consolidated profit and loss account, consolidated statement of total recognized gains and losses, note of consolidated historical cost profits and losses, consolidated reconciliation of movements in shareholders' funds and consolidated cash flow statement for each of the years in the three-year period ended 31 August 2002 presented on pages F-3 to F-70. These consolidated financial statements are the responsibility of the Directors of Allied Domecq PLC. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Allied Domecq PLC and subsidiaries as at 31 August 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended 31 August 2002, in conformity with generally accepted accounting principles in the United Kingdom.

As more fully described in the "FRS No. 19 Deferred Tax" paragraph of the Accounting Policies note to the consolidated financial statements, the Group has adopted FRS No. 19 Deferred Tax in the year ended 31 August 2002. Consequently, the Group's consolidated financial statements as at 31 August 2001, and for the two year period ended 31 August 2001 referred to above have been restated.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected net income for the three years ended 31 August 2002 and shareholders' equity as at 31 August 2002 and 2001, to the extent summarized in note 33 to the consolidated financial statements. As discussed in note 33 to the consolidated financial statements, effective 1 September 2001, the Group fully adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets".

KPMG Audit Plc

Chartered Accountants
Registered Auditor
London, England

28 October 2002

ALLIED DOMECQ PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended 31 August 2002			Year ended 31 August 2001 (restated)			Year ended 31 August 2000 (restated)
	Note	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total
		£	£	£	£	£	£	£	£	£
		(million, except for per share data)
Continuing activities		3,184	–	3,184	2,879	–	2,879	2,602	–	2,602
Acquired activities		150	–	150	–	–	–	–	–	–
Discontinued activities		–	–	–	–	–	–	30	–	30

Group turnover and share of turnover of joint venture undertaking	2	3,334	–	3,334	2,879	–	2,879	2,632	–	2,632
Less: share of turnover of joint venture
—discontinued activities		–	–	–	–	–	–	(12)	–	(12)

Turnover		3,334	–	3,334	2,879	–	2,879	2,620	–	2,620
Operating costs
—goodwill amortization	6	–	(38)	(38)	–	(12)	(12)	–	(3)	(3)
—Mexican excise rebate	6	–	213	213	–	47	47	–	–	–
—other	6	(2,739)	(84)	(2,823)	(2,358)	(9)	(2,367)	(2,143)	(54)	(2,197)
Continuing activities		567	125	692	521	26	547	473	(57)	416
Acquired activities		28	(34)	(6)	–	–	–	–	–	–
Discontinued activities		–	–	–	–	–	–	4	–	4

Operating profit		595	91	686	521	26	547	477	(57)	420
Share of profits of associated undertakings
—continuing activities	15	15	–	15	22	–	22	14	–	14
—discontinued activities		–	–	–	–	–	–	9	–	9

Trading profit	2	610	91	701	543	26	569	500	(57)	443
Profit on sale of businesses in continuing and discontinued activities	7	–	–	–	–	6	6	–	13	13
Profit on disposal of fixed assets in continuing and discontinued activities	7	–	–	–	–	–	–	–	46	46

Profit on ordinary activities before finance charges		610	91	701	543	32	575	500	2	502
Finance charges	8	(130)	–	(130)	(90)	–	(90)	(83)	–	(83)

Profit on ordinary activities before taxation		480	91	571	453	32	485	417	2	419

Taxation	7,9	(120)	(46)	(166)	(113)	(15)	(128)	(95)	15	(80)
Profit on ordinary activities after taxation		360	45	405	340	17	357	322	17	339
Minority interests
—equity and non-equity	24	(13)	–	(13)	(13)	–	(13)	(9)	–	(9)

Profit earned for ordinary shareholders for the year		347	45	392	327	17	344	313	17	330
Ordinary dividends	11	(141)	–	(141)	(127)	–	(127)	(116)	–	(116)

Retained profit	23	206	45	251	200	17	217	197	17	214

Earnings per ordinary share:
—basic	10	32.6p	4.2p	36.8p	31.0p	1.6p	32.6p	28.6p	2.6p	31.2p
—diluted	10	32.5p	4.2p	36.7p	31.0p	1.6p	32.6p	28.6p	2.6p	31.2p

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended 31 August
	2002	2001 (restated)	2000 (restated)
	£	£	£
	(million)
Profit earned for ordinary shareholders for the year	392	344	330
Currency translation differences on foreign currency net investments	(23)	(18)	10
Deferred taxation—origination and reversal of timing differences	(12)	2	(14)

Total recognized gains and losses for the year	357	328	326

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES

	Year ended 31 August
	2002	2001 (restated)	2000 (restated)
	£	£	£
	(million)
Profit on ordinary activities before taxation	571	485	419
Realization of property revaluation gains of prior years	–	–	2

Historical cost profit on ordinary activities before taxation	571	485	421

Historical cost retained profit	251	217	216

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

CONSOLIDATED BALANCE SHEET

		31 August
	Note	2002	2001 (restated)
		£	£
		(million)
Fixed assets
Intangible assets	12	1,316	618
Tangible assets	13	877	767
Investments and loans	14	126	87
Associated undertakings	15	71	75

Total fixed assets		2,390	1,547

Current assets
Stocks	16	1,302	1,203
Debtors due within one year	17	736	689
Debtors due after more than one year	17	332	316
Cash at bank and in hand		169	111

Total current assets		2,539	2,319

Creditors (due within one year)
Short term borrowings	20	(971)	(770)
Other creditors	18	(1,022)	(1,189)

Total current liabilities		(1,993)	(1,959)

Net current assets		546	360

Total assets less current liabilities		2,936	1,907
Creditors (due after more than one year)
Loan capital	20	(1,776)	(1,195)
Other creditors	18	(90)	(48)

Total creditors due after more than one year		(1,866)	(1,243)

Provisions for liabilities and charges	19	(284)	(255)

Net assets		786	409

Capital and reserves
Called up share capital	22	277	267
Share premium account	23	165	26
Merger reserve	23	(823)	(823)
Profit and loss account	23	1,087	871

Shareholders' funds—equity		706	341
Minority interests—equity and non-equity	24	80	68

		786	409

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

CONSOLIDATED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Year ended 31 August
	2002	2001 (restated)	2000 (restated)
	£	£	£
	(million)
Shareholders' funds at the beginning of the year	341	137	2,193

Total recognized gains and losses for the year	357	328	326
Ordinary dividends	(141)	(127)	(116)
Ordinary share capital issued (net of costs)	149	–	–
Capital reduction due to disposal of UK Retail business	–	–	(2,294)
Reversal of notional UK Retail FRS No. 19 deferred tax	–	–	25
Goodwill written back on disposals	–	3	3

Net movement in shareholders' funds	365	204	(2,056)

Shareholders' funds at the end of the year	706	341	137

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

CONSOLIDATED CASH FLOW STATEMENT

		Year ended 31 August
	Note	2002	2001	2000
		£	£	£
		(million)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit		686	547	420
Goodwill amortization		38	12	3
Exceptional operating costs		64	9	54
Depreciation		75	56	51
Increase in stocks		(94)	(72)	(43)
Increase in debtors		(22)	(55)	(97)
Increase/(decrease) in creditors		71	(43)	39
Expenditure against provisions for reorganization and restructuring costs		(36)	(34)	(54)
Other items		(22)	3	(1)

Net cash inflow from operating activities		760	423	372

Consolidated cash flow statement
Net cash inflow from operating activities		760	423	372
Dividends received from associated undertakings		11	9	8
Returns on investments and servicing of finance	26	(133)	(76)	(81)
Taxation (paid)/refunded	26	(178)	(34)	21
Capital expenditure and financial investment	26	(712)	(118)	(11)
Acquisitions and disposals	26	(586)	(635)	(217)
Equity dividends paid		(133)	(163)	–

Cash (outflow)/inflow before use of liquid resources and financing		(971)	(594)	92
Management of liquid resources		(21)	(6)	52
Financing	26	798	488	(68)

(Decrease)/increase in cash in the year		(194)	(112)	76

Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash in the year		(194)	(112)	76
Increase/(decrease) in liquid resources		21	6	(52)
(Increase)/decrease in loan capital		(649)	(488)	68

Movement in net debt resulting from cash flows		(822)	(594)	92
Exchange adjustments		98	(8)	(29)

Movement in net debt during the year		(724)	(602)	63
Opening net debt		(1,854)	(1,252)	(1,315)

Closing net debt	28	(2,578)	(1,854)	(1,252)

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

ACCOUNTING POLICIES

Basis of accounting

The accounts are prepared under the historical cost convention and comply with accounting policies generally accepted in the United Kingdom ("UK GAAP"). The accounts adopt Financial Reporting Standard ("FRS") No. 17 Retirement Benefits in line with the transitional timetable laid down by the standard. FRS No. 19 Deferred Tax has been adopted in full and required a restatement of prior years results.

Note 33 describes the significant differences between UK GAAP and US generally accepted accounting principles ("US GAAP") and presents a reconciliation of net income and shareholders' equity from UK GAAP to US GAAP as a result of such differences.

Basis of consolidation

Allied Domecq PLC (the "Group" or "Company") accounts consolidate the accounts of the Company and its interests in subsidiary undertakings. Interests in associated undertakings, where the Group has the ability to exercise significant influence over the associate, which is usually evidenced by an ownership interest of 20% or greater, are included using the equity method of accounting. Under the equity method of accounting, the Group's share of profits less losses from associates are included in the Group profit and loss account. The holding value of associates in the Group balance sheet is calculated by reference to the Group's equity in the net assets of such undertakings. The results of businesses acquired or disposed of during the year are consolidated for the period from, or up to, the date control passes.

Acquisitions

On the acquisition of a business, or an interest in an associate, fair values, reflecting conditions at the date of the acquisition, are attributed to the net assets acquired. Adjustments are also made to bring accounting policies in line with those of the Group.

Intangible fixed assets

Goodwill arising on acquisitions of a business since 1 September 1998 is capitalized and amortized by equal installments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Other purchased intangible assets are also capitalized and amortized over their estimated useful economic lives on a straight-line basis. Where purchased intangible assets, such as brands, are regarded as having indefinite useful economic lives, they are not amortized but are subject to annual impairment reviews.

Impairment reviews are performed where there is an indication of potential impairment. If the carrying value of an intangible asset exceeds its estimated recoverable amount, any impairment is charged to the profit and loss account. The estimated recoverable amount of such assets is determined based on discounted projected future operating cash flows from the asset.

Tangible fixed assets

Tangible fixed assets are capitalized at cost. Depreciation is provided to write off the cost less the estimated residual value of assets by equal installments over their estimated useful economic lives as follows: Land and buildings—the shorter of 50 years or the length of the lease; distilling, maturing and storage equipment—20 to 30 years; other plant and equipment and fixtures and fittings—5 to 10 years; and computer software—4 years. No depreciation is provided on freehold land.

Impairment reviews are performed where there is an indication of potential impairment. If the carrying amount of an asset exceeds its discounted estimated future cash flows, the impairment is charged to the profit and loss account. Such impairment is determined in the same manner as intangible assets.

Fixed asset investments

Fixed asset investments are stated at cost, less provision for any permanent diminution in value.

Turnover

Turnover represents sales to external customers (including excise duties and shipping and handling but excluding sales taxes) and franchise income. The Group recognizes turnover when products are delivered to customers consistent with sales terms. Initial non-refundable franchise fees paid by franchisees are recognized upon substantial completion of the services required by the license agreement. Continuing franchise fees and royalty income are based on a percentage of gross sales and are recognized as turnover on an accrual basis as earned.

Shipping and handling costs

Shipping and handling costs are included in the consolidated profit and loss within other operating costs.

Advertising

Advertising production costs are charged to the profit and loss account the first time the advertising is made public. In addition to media advertising, other types of advertising and promotional costs are charged directly to operating costs as incurred.

Cash

Cash includes all cash balances and short term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Leases

Operating lease rentals are charged to the profit and loss account on a straight line basis over the respective terms of the leases.

Stocks

Stocks are valued at the lower of cost and net realizable value. Cost comprises purchase price or direct production cost, together with duties and manufacturing overheads. The cost of spirits and wine stocks is determined by the weighted average cost method.

Stocks are included in current assets, although a portion of such stocks may be held for periods longer than one year.

Deferred tax and restatement of financial statements to reflect the adoption of FRS No. 19

FRS No. 19 requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the consolidated financial statements and their recognition in a tax computation. It also requires deferred tax assets to be recognized to the extent that they are regarded as recoverable. Prior to the adoption of FRS No. 19, deferred tax was only provided on a partial provision basis. The new standard was implemented for the year ending 31 August 2002 and has been applied by retroactively restating all periods. Compliance with this standard resulted in a reduction in the share of reserves of associated undertakings of £7 million and an increase in the deferred tax position of £46 million at 31 August 2001. As a result of the FRS No. 19 restatement the overall tax charge for the year ended 31 August 2001 did not change.

Following the adoption of FRS No. 19 the opening deferred taxation liability of £111 million, included within Provisions for liabilities and charges, has been grossed up to reflect deferred tax assets of £10 million which are now included within debtors.

Financial instruments

The Group uses derivative financial instruments to manage exposures to movements in interest and exchange rates. Transactions involving financial instruments are accounted for as follows:

  i)
  Gains or losses arising on forward foreign exchange contracts are taken to the profit and loss account in the same period as the underlying transaction. Premiums paid or received on foreign currency options are taken to the profit and loss account when the option expires or matures.

  ii)
  Net interest arising on interest rate agreements is taken to the profit and loss account over the life of the agreement.

  iii)
  Gains and losses on foreign currency debt and foreign exchange contracts held for the purposes of hedging balance sheet translation exposures are taken to reserves. The Group manages its translation exposure on a net asset basis, including an appropriate amount of goodwill that has been written-off to reserves. This aims to align the hedging contracts with the intangible by market and currency. The Company hedges its translation exposure by holding offsetting liabilities. Where debt held does not match the underlying exposure it utilizes forward purchase and sale contracts and foreign exchange swaps in order to better align its earnings with its liabilities. Finance costs associated with debt issuance are charged to the profit and loss account over the life of the issue.

Foreign currencies

(i)
Foreign currency transactions

Monetary assets and liabilities arising from transactions in foreign currencies are translated to Pounds Sterling at the rate of exchange prevailing at the date of transaction. Subsequent movements in exchange rates are included in the Group profit and loss account.

(ii)
Translation of financial instruments

The results of undertakings outside the UK are translated to Pounds Sterling at weighted average exchange rates each month. The closing balance sheets of undertakings outside the UK are translated at year end rates. Exchange rate differences arising from the translation of foreign currency denominated balance sheets to closing rates are dealt with through reserves.

Pension and post retirement medical benefits

Pension and post retirement medical benefit costs are charged to the profit and loss account on a systematic basis over the estimated service lives of employees using the projected unit credit method and a set of long term actuarial assumptions.

Exceptional Items

Exceptional items are material charges or gains that are associated with the ordinary activities of the Group that the Board of Directors determine, individually or in aggregate, would have a material impact on the true and fair view of specific line items in the consolidated financial statements. Such items are included within the profit and loss account heading and disclosed in the notes to the consolidated financial statements.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's presentation.

New accounting standards in the United Kingdom

The consolidated financial statements comply, to the extent detailed below, with the following new Financial Reporting Standards issued by the UK Accounting Standards Board.

FRS No. 17 Retirement Benefits

This standard replaces the use of actuarial values for assets in a pension plan in favor of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, interest cost and expected return on assets. Fluctuations in market values are reflected in the statement of total recognized gains and losses. In order to allow companies to comply, the following transitional arrangements apply: (i) for accounting periods ending on or after 22 June 2001, closing balance sheet information (no comparatives required) is to be given in the notes only; (ii) for accounting periods ending on or after 22 June 2002, opening and closing balance sheet information and performance statement information (both profit and loss account and statement of total recognized gains and losses) for the period (no comparatives required) is to be given in the notes only. The date this standard becomes fully effective has been extended from accounting periods ending on or after 22 June 2003 to accounting periods beginning on or after 1 January 2005. The Group has complied with the transitional disclosure requirements of this standard.

ALLIED DOMECQ PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Adoption of Financial Reporting Standard No. 19 Deferred Tax

As explained within the Accounting Policies section of our Audited Consolidated Financial Statements we adopted FRS No. 19 Deferred Tax in the year ended 31 August 2002 which resulted in the restatement of the financial statements of prior periods. The following table provides a reconciliation between profit earned for ordinary shareholders and earnings per ordinary share as originally reported and after adoption of FRS No. 19 for the two years ended 31 August 2001 and 2000.

	Year ended 31 August
	2001	2000
	£	£
	(million)
Profit earned for ordinary shareholders—as originally reported	344	317
Adoption of FRS No. 19 Deferred Tax	–	13

Profit earned for ordinary shareholders—restated	344	330

Earnings per ordinary share—basic and diluted as originally reported	32.6	29.9
Adoption of FRS No. 19 Deferred Tax	–	1.3

Earnings per ordinary share—basic and diluted restated	32.6	31.2

2.    Segmental and geographical analysis

The Group operates in two reportable segments, Spirits & Wine and Quick Service Restaurants (QSR).

Each operating segment is individually managed and has separate results that are reviewed by the Group's chief operating decision maker for the purposes of allocating resources. The income statement for each segment excludes interest and other debt expense and the provision for taxes that are centrally managed at the corporate level and, accordingly, such items are not presented by segment.

The Spirits & Wine business owns and distributes a portfolio of premium branded spirits and wines. Premium distilled brands include Ballantine's Scotch whisky, Kahlúa liqueur, Malibu coconut-flavored rum-based spirit, Beefeater gin, Canadian Club whisky, Sauza tequila, Courvoisier cognac, Tia Maria liqueur and Maker's Mark bourbon.

The QSR business operates an international quick service restaurants franchise business that is comprised of over 10,000 distribution points in the US and internationally. The QSR business is comprised of Dunkin' Donuts (coffee and baked goods), Togo's (sandwiches), and Baskin-Robbins (ice cream).

The Group also has a 25% investment in Britannia Soft Drinks, which is reported separately. The share of profits from Britannia Soft Drinks was £16 million in 2002 (2001: £13 million, 2000: £9 million), and share of net assets was £46 million in 2002 (2001: £43 million, 2000: £36 million).

a)    Segmental activity by class of business

	Continuing
	Spirits & Wine	QSR	Britannia	Total continuing	Discontinued (Note d)	Total
	£	£	£	£	£	£
	(million)
Year ended 31 August 2002
Turnover	3,018	316	–	3,334	–	3,334

Trading profit before exceptional items and goodwill	516	78	16	610	–	610
Goodwill amortization (Note a)	(38)	–	–	(38)	–	(38)
Exceptional items (Note b)	129	–	–	129	–	129

Trading profit after exceptional items	607	78	16	701	–	701
Profit on sale of businesses	–	–	–	–	–	–

Profit before finance charges	607	78	16	701	–	701

Finance charges						(130)

Profit on ordinary activities before taxation						571

Depreciation	65	10	–	75	–	75
Capital expenditure	99	34	–	133	–	133
Assets employed (Note c)	3,620	120	46	3,786	–	3,786
Average numbers employed	10,940	1,173	–	12,113	–	12,113
Year ended 31 August 2001
Turnover	2,571	308	–	2,879	–	2,879

Trading profit before exceptional items and goodwill	458	72	13	543	–	543
Goodwill amortization (Note a)	(12)	–	–	(12)	–	(12)
Exceptional items (Note b)	38	–	–	38	–	38

Trading profit after exceptional items	484	72	13	569	–	569
Profit on sale of businesses	2	–	–	2	4	6

Profit before finance charges	486	72	13	571	4	575

Finance charges						(90)

Profit on ordinary activities before taxation						485

Depreciation	46	10	–	56	–	56
Capital expenditure	70	27	–	97	–	97
Assets employed (Note c)	2,536	114	43	2,693	–	2,693
Average numbers employed	8,403	1,382	–	9,785	–	9,785

Year ended 31 August 2000
Turnover	2,297	305	–	2,602	30	2,632

Trading profit before exceptional items and goodwill	414	64	9	487	13	500
Goodwill amortization (Note a)	(3)	–	–	(3)	–	(3)
Exceptional items (Note b)	(47)	(7)	–	(54)	–	(54)

Trading profit after exceptional items	364	57	9	430	13	443
Profit on sale of businesses	–	–	–	–	13	13
Profit/(loss) on disposal of fixed assets	55	(9)	–	46	–	46

Profit before finance charges	419	48	9	476	26	502

Finance charges						(83)

Profit on ordinary activities before taxation						419

Depreciation	41	10	–	51	–	51
Capital expenditure	64	23	–	87	–	87
Assets employed (Note c)	1,705	94	36	1,835	–	1,835
Average numbers employed	8,609	2,323	–	10,932	–	10,932

Notes:

(a)
Spirits & Wine goodwill amortization is expensed over 20 years and relates principally to Mumm and Perrier Jouët and Montana acquired in 2001 and Jinro Ballantines acquired in 2000.

(b)
In 2002, Spirits & Wine exceptional items includes a benefit of £213 million in the period arising from a ruling of the Mexican Supreme Court with respect to the excise duty regime that was applicable to our Mexican operations during 1998 and 1999. For comparative purposes, the 2001 benefit of £47 million has been reclassified from trading profit to exceptional items. The exceptional items in QSR in 2000 relate to restructuring costs.

(c)
Assets employed are before deducting net borrowings of £2,578 million (2001: £1,854 million, 2000: £1,252 million), tax payable of £334 million (2001: £350 million, 2000: £264 million) and dividends payable of £88 million (2001: £80 million, 2000: £116 million) to give net assets of £786 million (2001: £409 million, 2000: £203 million).

(d)
Discontinued operations reflect the disposal of Panrico in March 2000. See Note 25 for discussion on disposal of UK Retail business.

b)    Geographical analysis

	Europe	Americas	Rest of World	Total
	£	£	£	£
	(million)
By country of operation
Year ended 31 August 2002
Turnover
—continuing activities	1,892	1,836	419	4,147

—to Group companies				(813)

—external				3,334

Trading profit
—continuing activities	252	312	46	610
—goodwill amortization in continuing activities	(19)	(1)	(18)	(38)
—exceptional items in continuing activities	(32)	161	–	129

Profit before finance charges	201	472	28	701

Assets employed	1,650	1,376	760	3,786

Year ended 31 August 2001
Turnover
—continuing activities	1,543	1,785	254	3,582

—to Group companies				(703)

—external				2,879

Trading profit
—continuing activities	212	298	33	543
—goodwill amortization	(6)	–	(6)	(12)
—exceptional items in continuing activities	(9)	47	–	38

	197	345	27	569
Profit on sale of businesses in continuing and discontinued activities	5	1	–	6

Profit before finance charges	202	346	27	575

Assets employed	1,341	939	413	2,693

Year ended 31 August 2000
Turnover
—continuing activities	1,484	1,568	147	3,199
—discontinued activities	30	–	–	30

	1,514	1,568	147	3,229

—to Group companies				(597)

—external				2,632
Trading profit
—continuing activities	199	271	17	487
—goodwill amortization	–	–	(3)	(3)
—exceptional items in continuing activities	(39)	(15)	–	(54)
—discontinued activities	13	–	–	13

	173	256	14	443
Profit on sale of businesses in discontinued activities	13	–	–	13
Profit/(loss) on disposal of fixed assets in continuing and discontinued activities	55	(9)	–	46

Profit before finance charges	241	247	14	502

Assets employed	930	739	166	1,835

Export sales from the United Kingdom were £448 million (2001: £454 million, 2000: £604 million) including £336 million (2001: £348 million, 2000: £482 million) sales to Group companies.

	Europe	Americas	Rest of World	Total
	£	£	£	£
	(million)
By country of destination
Year ended 31 August 2002
Turnover
—continuing activities	1,213	1,599	522	3,334

Trading profit
—continuing activities	209	311	90	610
—goodwill amortization in continuing activities	(19)	(1)	(18)	(38)
—exceptional items in continuing activities	(32)	161	–	129

	158	471	72	701

Year ended 31 August 2001
Turnover	982	1,542	355	2,879

Trading profit
—continuing activities	186	289	68	543
—goodwill amortization	(6)	–	(6)	(12)
—exceptional items in continuing activities	(9)	47	–	38

	171	336	62	569

Year ended 31 August 2000
Turnover
—continuing activities	968	1,392	242	2,602
—discontinued activities	30	–	–	30

	998	1,392	242	2,632

Trading profit
—continuing activities	193	251	43	487
—goodwill amortization	–	–	(3)	(3)
—exceptional items in continuing activities	(39)	(15)	–	(54)
—discontinued activities	13	–	–	13

	167	236	40	443

The following table includes external turnover (by country of origin and destination) and long lived assets by significant geographical territory. Long lived assets include intangible and tangible assets, investments and loans, associated and joint venture undertakings.

	UK	Spain	USA	Mexico	Others	Total
	£	£	£	£	£	£
	(million)
By country of operation
Year ended 31 August 2002
Turnover by origin	388	411	1,122	330	1,083	3,334
Turnover by destination	299	385	1,101	330	1,219	3,334
Long lived assets	294	88	829	53	1,126	2,390
Year ended 31 August 2001
Turnover by origin	348	322	1,041	349	819	2,879
Turnover by destination	248	322	1,024	349	936	2,879
Long lived assets	264	34	266	52	931	1,547
Year ended 31 August 2000
Turnover by origin	403	318	883	359	669	2,632
Turnover by destination	283	316	874	360	799	2,632
Long lived assets	234	35	172	49	272	762

3.    Exchange rates

	Average rate for the year			Closing rate 31 August
The significant translation rates to £1:
	2002	2001	2000	2002	2001	2000
US Dollar	1.46	1.44	1.58	1.55	1.45	1.45
Mexican Peso	13.70	13.51	14.99	15.33	13.36	13.39
Euro	1.60	1.63	1.61	1.58	1.60	1.64

4.    Staff costs

					Year ended 31 August
	Full-Time		Part-Time
					2002 Total	2001 Total	2000 Total
	UK	Overseas	UK	Overseas
	£	£	£	£	£	£	£
	(million)
Remuneration	69	274	3	11	357	310	296
Social security	8	33	–	1	42	36	30
Pension plans
—UK	(9)	–	–	–	(9)	(11)	(3)
—overseas	–	(1)	–	–	(1)	(15)	(7)
Post retirement medical benefits (PRMB)	1	6	–	–	7	5	4

	69	312	3	12	396	325	320

Average numbers employed
2002—Continuing activities	1,563	8,465	146	1,347	11,521
2002—Acquired activities	–	569	–	23	592

2002—Total	1,563	9,034	146	1,370	12,113

2001—Continuing operations	1,547	7,531	106	601		9,785
2000—Continuing operations	1,745	8,104	90	993			10,932

5.    Pension plans

The Group operates a number of pension and post retirement healthcare plans throughout the world. The major pension plans, which cover the majority of Group employees, are of the defined benefit type and the assets of the plans are largely held in separate trustee administered funds. The UK defined benefit plans are now closed to new members. Prepaid costs of £302 million (2001: £295 million, 2000: £247 million) are included in debtors (note 17). The Group has continued to account for pensions in accordance with SSAP No. 24 and the disclosures given in a) are those required by the standard. FRS No. 17 Retirement Benefits was issued in November 2000, but will not be mandatory for the Group until the year ended 31 August 2006. Additional information required under the transitional arrangements of FRS No. 17, to the extent not given in a) are set out in b) below.

a)    Allied Domecq pension plans

United Kingdom

The assets and liabilities of the UK plans are reviewed regularly by an independent actuary. A full assessment is undertaken every three years with a further limited review each year for reporting purposes. The latest triennial assessment was carried out in April 2000 and the latest review was at April 2002. The actuarial assessments consider assets and liabilities at the date of calculation and forecast assets and liabilities in the future according to a set of assumptions, the most important of which are the rate of return on the assets, the rates of increase in remuneration, pensions and dividends and the average future terms on which assets would be sold to meet liabilities.

The actuarial reviews as at April 2002 were carried out on the basis of assumed future investment returns of 7.0% (2001 and 2000: 7.75%) per annum, remuneration increases of 4.75% (2001: 4.75%, 2000: 5.25%) per annum, pension increases of 3.5% (2001: 3.5%, 2000: 3.0%) per annum and a long-term net yield on UK equities of 2.68% (2001: 2.68% and 2000: 3.23%) per annum.

The market value of the assets of the Main Fund was £1,397 million and the funding level was 106%. The market value of the Executive Fund was £379 million and the funding level was 83%.

Overseas

The Group operates defined benefit pension plans and post retirement medical benefit plans in several countries overseas, with the most significant being in the US and Canada. The latest actuarial reviews of these plans were carried out as at 31 August 2001 by independent actuaries for the purpose of calculating pension costs for the fiscal year ended 31 August 2002.

The actuarial reviews of the US plans showed that the combined market value of the pension plan assets was £186 million at 31 August 2001 (2000: £254 million). This represents approximately 144% (2000: 202%) of the value of benefits that had accrued to pensioners, deferred pensioners and members at that date. The principal assumptions used to calculate the liabilities at 31 August 2001 were assumed future investment returns of 7.25% (2000: 7.75%) per annum and earnings increases of 5% (2000: 5%) per annum.

The actuarial reviews of the Canadian plans showed that the combined market value of the pension plan assets was £132 million at 31 August 2001 (2000: £171 million). This represents approximately 108% (2000: 140%) of the value of benefits that had accrued to pensioners, deferred pensioners and members at that date. The principal assumptions used to calculate the liabilities at 31 August 2001 were assumed future investment returns of 6.94% (2000: 6.97%) per annum and earnings increases of 4.98% (2000: 4.98%) per annum.

b)    FRS No. 17 Retirement Benefits

	31 August 2002		31 August 2001
Major assumptions
	UK	Overseas	UK	Overseas
	%	%	%	%
Rate of general increase in salaries	4.1	4.8	4.3	5.2
Rate of increase to benefit increases	3.1	2.1	3.3	2.1
Discount rate for plan liabilities	6.0	6.5	6.1	7.3
Inflation	2.3	2.1	2.5	2.7
The expected long term rate of returns and market values of the significant plans is:
Equities	8.5	8.7	8.0	10.0
Bonds	5.0	6.1	5.5	6.5
Property and other	5.2	4.4	6.5	4.0

Net pension and post retirement medical benefits liability

	31 August 2002		31 August 2001
	UK market value	Overseas market value	UK market value	Overseas market value
	£	£	£	£
	(million)
Equities	896	206	1,182	273
Bonds	458	115	469	126
Property and other	197	6	195	18

Total market value of assets	1,551	327	1,846	417
Present value of plan liabilities	(1,941)	(417)	(1,877)	(421)

Deficit in the plans	(390)	(90)	(31)	(4)
Related deferred tax asset	117	27	9	1

Net pension liability	(273)	(63)	(22)	(3)

The disclosures for 31 August 2001 have been amended to include the Mexican and Dutch pension plans; the original disclosures related to the main US and Canadian pension and post retirement medical benefit plans only.

The amounts charged to profit and loss account under FRS No. 17 would have been:

	31 August 2002		31 August 2001
	United Kingdom	Overseas	United Kingdom	Overseas
	£	£	£	£
	(million)
Regular service cost	6	9	8	8
Past service cost	–	7	–	–
Interest cost	110	28	121	21
Expected return on assets	(130)	(32)	(161)	(32)

Profit and loss (credit)/charge	(14)	12	(32)	(3)

Analysis of amount that would have been included within the Group statement of recognized gains and losses under FRS No. 17:

	31 August 2002
	United Kingdom	Overseas
	£	£
	(million)
Actual return less expected return on pension plan assets	(320)	(64)
Experience gains and losses arising on the plan liabilities	(62)	–
Changes in assumptions underlying the present value of the plan liabilities	(19)	(19)

Actuarial loss recognized in Group statement of total recognized gains and losses	(401)	(83)
Deferred tax movement	120	25

Actuarial loss recognized in Group statement of total recognized gains and losses—net of tax	(281)	(58)

The movement in deficit during the year under FRS No. 17 would have been:

	31 August 2002
	United Kingdom	Overseas
	£	£
	(million)
Deficit in plan at beginning of year net of deferred tax	(22)	(3)
Movement in year:
Current service cost	(6)	(9)
Past service cost	–	(7)
Contributions	16	4
Other finance income	20	4
Currency translation adjustment	–	6
Deferred tax movement on actuarial loss	120	25
Actuarial loss	(401)	(83)

Deficit in plan at the end of the year net of deferred tax	(273)	(63)

6.    Operating costs

					Year ended 31 August
		Note	Continuing	Acquired	Total 2002	2001	2000
			£	£	£	£	£
			(million)
	Change in stocks of finished goods and work in progress		(88)	(6)	(94)	(72)	(43)
	Raw materials and consumables		785	55	840	714	631
Customs and excise duty paid	—ongoing		619	19	638	605	545
	—Mexican excise rebate		(213)	–	(213)	(47)	–
	Staff costs	4	388	8	396	325	320
	Depreciation	13	71	4	75	56	51
	Goodwill amortization		30	8	38	12	3
	Other operating charges including exceptional items		835	68	903	678	634
	Operating leases
	—hire of equipment		11	–	11	10	13
	—property rents		48	–	48	49	44
	Payments to auditor
	—fees for audit		6	–	6	2	2

			2,492	156	2,648	2,332	2,200

Other operating charges include advertising and promotion of £443 million (2001: £330 million, 2000: £301 million), shipping and handling costs of £70 million (2001: £55 million, 2000: £40 million) and foreign currency transaction losses of £7 million (2001: £5 million, 2000: £7 million).

2002 operating costs include nil in respect of discontinued operations (2001: nil, 2000: £14 million). The parent company audit fee was nil (2001 and 2000: nil). Other payments to the auditor were £4 million (2001: £4 million, 2000: £1 million), which primarily relate to due diligence and taxation services.

Mexican excise rebate

The Mexican Supreme Court ruled in September 2000 in favor of an action, brought by a number of spirits companies challenging the excise duty regime applicable to their Mexican operations during 1999 and 1998. Its ruling determined that the tax was inequitable because it was applied only to large companies.

The Mexican Supreme Court awarded compensation which, by agreement with the Mexican tax authorities in October 2001, is principally received by offset against current and future duties and taxes. At 31 August 2002, £260 million has been received and has been subject to applicable corporation tax at 35%. It is anticipated that the remaining recovery will be in the region of £30 million to £50 million comprising excise duty rebate and related interest and inflation adjustments and will be fully recovered by 31 August 2003.

Due to the size of the 2002 rebate it has been treated as an exceptional item and for comparative purposes the 2001 benefit has been reclassified from trading profit to exceptional items.

7.    Goodwill amortization and exceptional items

	Year ended 31 August
	2002	2001	2000
	£	£	£
		(million)
Goodwill amortization	(38)	(12)	(3)

Exceptional items
Mexican excise rebate	213	47	–
Mexican social projects	(11)	–	–
Acquisition integration costs	(36)	–	–
Termination of land lease	(23)	–	–
Asset write-downs	(14)	–	(6)
Year 2000 and EMU costs	–	(1)	(8)
Aborted acquisition costs	–	(4)	–
Surplus property provisions	–	(4)	–
Restructuring and other costs	–	–	(40)

Operating costs	129	38	(54)
Profit on sale of businesses	–	6	13
Profit on disposal of fixed assets	–	–	46

Total exceptional items	129	44	5

Goodwill amortization and exceptional items before taxation	91	32	2
Taxation	(46)	(15)	15

Goodwill amortization and exceptional items after taxation	45	17	17

Trading profit for the year ended 31 August 2001 has been reclassified to treat the rebate of Mexican excise as an exceptional item.

The cost of the Mexican social projects relate to the establishment of a trust fund for social and community projects.

The Group's costs in relation to the acquisition integration program principally relate to redundancies, distribution realignment, office reorganizations and related legal and professional costs.

Termination of land lease relates to costs associated with the planned termination of a land lease in California.

Asset write downs during 2002 relate to the closure of the Dumbarton Distillery resulting from the Group's review of its distillery strategy. In 2000, the asset write downs related to obsolete computer systems primarily in relation to production systems.

Year 2000 and EMU costs represented computer system and administration costs incurred in relation to the preparation for year 2000 and the Euro conversion. Aborted acquisition costs consisted of external advisory fees. Surplus property provisions represented discounted lease commitments net of estimated sub-lease income on property not utilized by the Group.

Profit on disposal of fixed assets during 2000 principally related to the sale of surplus UK properties in which the consideration received exceeded the carrying value.

8.    Finance charges

	Year ended 31 August
	2002	2001	2000
	£	£	£
	(million)
Interest on bank loans, overdrafts and other loans	138	96	87
Less: deposit and other interest receivable	(8)	(6)	(4)

Total	130	90	83

9.    Taxation

The Group has adopted FRS No. 19 Deferred Tax during the year ended 31 August 2002. Consequently, the Group's consolidated financial statements for the two year period ended 31 August 2001 have been restated.

	Year ended 31 August
	2001	2000
	(restated)
	£	£
	(million)
Taxation on profit on ordinary activities as previously reported	128	93
Effect of FRS No. 19 adoption	–	(13)

As restated	128	80

	Year ended 31 August
	2002	2001	2000
		(restated)
	£	£	£
	(million)
The charge for taxation on the profit for the period comprises:
Continuing operations
Current tax
United Kingdom taxation
Corporation tax at 30% (2001: 30%, 2000: 30%)	18	71	65
Adjustment in respect of prior periods	(3)	–	–
Double taxation relief	(3)	(51)	(64)

	12	20	1
Overseas taxation
Corporation tax	188	73	67
Adjustment in respect of prior periods	(26)	10	(5)

	162	83	62
Taxation on attributable profit of associated and joint venture undertakings	7	6	4

Total current tax	181	109	67
Deferred tax
Origination and reversal of timing differences	(5)	19	9
Recognition of deferred tax assets arising in prior periods	(10)	–	–

	166	128	76
Discontinued operations
United Kingdom taxation, corporation tax at 30% (2001: 30%, 2000: 30%)	–	–	1
Taxation on attributable profit of associated and joint venture undertakings	–	–	3

	166	128	80

After adjusting for the tax charge on exceptional items and goodwill amortization of £46 million (2001: £15 million charge, 2000: £15 million credit), the taxation charge is £120 million (2001: £113 million, 2000: £95 million).

	Year ended 31 August
	2002	2001	2000
	£	£	£
	(million)
Profit on ordinary activities before taxation is analyzed as follows:
United Kingdom	24	82	95
Overseas	532	381	301
Associates	15	22	23

	571	485	419

A reconciliation of the tax charge at the UK corporation tax rate of 30% (2001 and 2000: 30%) to the Group's tax on profit on ordinary continuing activities is shown below:

	Year ended 31 August
	2002	2001	2000
		(restated)
	£	£	£
	(million)
Profit on ordinary activities before taxation—continuing activities	571	481	393

Tax charge at UK corporation tax rate	171	144	118
Differences in overseas tax rates	18	12	1
Adjustments to prior period tax charges	2	2	(3)
Movement on provisions	(12)	(2)	6
Taxable intra-group dividend income	14	10	1
Tax relief for repayment of debenture premia	(31)	(22)	(4)
Current year losses not recognized/prior year losses recognized	(7)	4	(2)
Non deductible losses and expenditure	22	8	15
Non taxable income and gains	(10)	(24)	(52)
Other	(1)	(4)	(4)

Taxation on profit on ordinary activities—continuing activities	166	128	76

10.  Earnings per share

Basic earnings per share of 36.8p (2001: 32.6p, 2000: 31.2p) has been calculated on earnings of £392 million (2001: £344 million, 2000: £330 million) divided by the average number of shares of 1,066 million (2001: 1,054 million, 2000: 1,059 million).

Diluted earnings per share of 36.7p (2001: 32.6p, 2000: 31.2p) has been calculated on earnings of £392 million (2001: £344 million, 2000: £330 million) divided by the average number of shares and potentially dilutive ordinary shares of 1,069 million (2001: 1,055 million, 2000: 1,059 million). The additional shares included in the dilutive earnings per share calculation for 2002 and 2001 result from the potential dilutive effect of ordinary shares held by the Group's employee trusts relating to those employee share plans where the conditions for exercise would have been satisfied if 31 August 2002 and 31 August 2001 were the vesting dates of those plans.

	Year ended 31 August
	2002	2001	2000
	£	£	£
	(million)
Average number of shares
Weighted average ordinary shares in issue during the year	1,087	1,068	1,068
Weighted average ordinary shares owned by the Allied Domecq employee trusts	(21)	(14)	(9)

Weighted average ordinary shares used in basic earnings per share calculation	1,066	1,054	1,059

11.  Ordinary dividends

	Total			Per Share
	Year ended 31 August
	2002	2001	2000	2002	2001	2000
	£	£	£	(p)	(p)	(p)
	(million)
Interim	53	47	42	4.9	4.5	4.0
Final	88	80	74	8.1	7.6	7.0

	141	127	116	13.0	12.1	11.0

12.  Intangible assets

				31 August
	Goodwill	Brands	Other intangibles	2002 Total	2001 Total
	£	£	£	£	£
	(million)
Cost
At the beginning of the year	601	–	34	635	111
Currency translation adjustment	–	–	–	–	–
Additions	184	555	1	740	524

At the end of the year	785	555	35	1,375	635

Amortization
At the beginning of the year	(15)	–	(2)	(17)	(3)
Currency translation adjustment	–	–	–	–	–
Charged in the year	(38)	–	(4)	(42)	(14)

At the end of the year	(53)	–	(6)	(59)	(17)

Net balance at the end of the year	732	555	29	1,316	618

Goodwill purchased during the year ended 31 August 2002 principally relates to the acquisitions of Kuemmerling GmbH, Bodegas y Bebidas S.A. and Mumm Cuvée Napa (see note 25) and is being amortized over twenty years. All goodwill relates to the Spirits & Wine segment.

Brands purchased during the year relates to the acquisition of Malibu, a coconut-flavored rum-based spirit, on 22 May 2002, for a net cash consideration of £555 million. The Group paid an additional £

5 million for stock held by the seller at the date of purchase. The primary reason for the purchase was the strategic acquisition of a global spirits brand. The results of operations of Malibu have been included in the Group's Spirits & Wine segment from the date of purchase. The acquired brand intangible asset is determined to have an indefinite useful economic life. An impairment review was carried out at the balance sheet date and the Board of Directors are satisfied that the brand has not suffered any loss in value.

Other intangibles, which comprise distribution rights, are being amortized over ten years. The estimated amortization expense is estimated to be £3 million per year over the next five years.

13.  Tangible assets

	Land and buildings	Plant and equipment	Total
	£	£	£
	(million)
Cost
At 31 August 2001	617	644	1,261
Currency translation adjustment	(9)	(35)	(44)

	608	609	1,217
Additions—acquisitions	66	41	107
—capital expenditure	51	82	133
Disposals	(27)	(55)	(82)

At 31 August 2002	698	677	1,375

Depreciation
At 31 August 2001	(149)	(345)	(494)
Currency translation adjustment	(4)	12	8

	(153)	(333)	(486)
Disposals	18	45	63
Charge for the year	(10)	(65)	(75)

At 31 August 2002	(145)	(353)	(498)

Net book value at 31 August 2002	553	324	877

Net book value at 31 August 2001	468	299	767

	31 August 2002		31 August 2001
	At cost	Net book value	At cost	Net book value
	£	£	£	£
	(million)
Freehold land and buildings	630	511	550	428
Long lease land and buildings	14	13	13	13
Short lease land and buildings	54	29	54	27

Total land and buildings	698	553	617	468

The carrying value of land not depreciated is £204 million (2001: £160 million).

14.  Investments and loans

	Investments
			Franchise and trade loans
	Listed	Unlisted		Total
	£	£	£	£
	(million)
At 31 August 2001	63	14	10	87
Currency translation adjustments	–	–	(1)	(1)
Additions	40	4	3	47
Disposals and transfers	(1)	(2)	(4)	(7)

At 31 August 2002	102	16	8	126

Included within listed investments is £93 million (2001: £61 million) in respect of a holding of 24,514,993 (2001: 17,221,999) ordinary shares of 25p each of the Company, purchased by the Company and held by the trustees of the Group's employee trusts. The market value of these shares was £100 million (2001: £70 million) at 31 August 2002.

The unlisted investments include a holding of 1% in Suntory Limited, incorporated in Japan.

15.  Associated undertakings

	Cost	Unlisted companies share of reserves (restated)	Listed companies share of reserves	Loans	Total (restated)
	£	£	£	£	£
	(million)
At 31 August 2001	44	15	14	2	75
Currency translation adjustment	(1)	–	(1)	–	(2)
Share of retained profit for the year	–	(3)	1	–	(2)

At 31 August 2002	43	12	14	2	71

The share of profits before taxation was £15 million (2001: £22 million) and dividends received were £11 million (2001: £9 million).

The principal associate is a 25% equity interest in Britannia Soft Drinks Limited, a company engaged in the manufacture and sale of soft drinks.

Other associates include Baskin-Robbins Japan (44% equity interest) and Baskin-Robbins Korea (33% equity interest) and the Group's interest in the Miller ready-to-drink commercial partnership. Baskin-Robbins Japan and Baskin-Robbins Korea are both engaged in the development and operation of franchise stores, including the manufacture of products for franchise shops. The Group granted Miller a license to use several trademarks, including Sauza and Stolichnaya, in connection with the manufacturing, marketing, promotion, distribution and sale of branded ready-to-drink products.

Baskin-Robbins Japan is the only listed associate and the market value of these shares was £18 million at 31 August 2002 (2001: £18 million).

Investments in associates comprise the cost of shares, less goodwill written off on acquisitions prior to 1 September 1998 of £37 million (2001: £37 million), the Group's share of reserves of £26 million (2001: £29 million), and loans to associates of £2 million (2001: £2 million).

16.  Stocks

	31 August
	2002	2001
	£	£
	(million)
Raw materials and consumables	52	36
Maturing inventory	953	905
Finished products	281	251
Bottles, cases and pallets	16	11

	1,302	1,203

17.  Debtors

	31 August
	2002	2001
	£	£
	(million)
Amounts due within one year
Trade debtors	537	533
Advance corporation tax recoverable on foreign income dividends	–	2
Deferred tax assets (note 19)	36	10
Other debtors	111	86
Prepayments and accrued income	52	58

	736	689

Amounts due after more than one year
Pension prepayments (note 5)	302	295
Other debtors	15	3
Prepayments and accrued income	15	18

	332	316

18.  Creditors

	31 August
	2002	2001
	£	£
	(million)
Amounts due within one year
Trade creditors	175	154
Bills payable	15	7
Other creditors	286	264
Social security	9	8
Taxation	226	241
Accruals and deferred income	223	209
Deferred purchase consideration	–	226
Proposed dividend (note 11)	88	80

	1,022	1,189

Amounts due after more than one year
Other creditors	45	28
Accruals and deferred income	45	20

	90	48

19.  Provisions for liabilities and charges

	Post retirement medical benefits	Reorganization and restructuring	Surplus properties	Deferred taxation (restated)	Total (restated)
	£	£	£	£	£
	(million)
At 31 August 2001	103	15	16	121	255
Currency translation adjustment	(6)	–	–	(2)	(8)
Timing differences within statement of recognized gains and losses	–	–	–	12	12
Acquisition of businesses	–	–	–	6	6
Reclassification to pension prepayments (note 17)	(20)	–	–	–	(20)
Utilized during the year	(5)	(30)	(6)	–	(41)
Charged during the year	9	64	–	7	80

At 31 August 2002	81	49	10	144	284

The future cost of the post retirement benefits is assessed in accordance with independent actuarial advice. Of the balance reported in August 2001, £20 million has been reclassified as pension prepayments following a review of overseas pension and post retirement benefits.

The provision for surplus properties will be utilized over the terms of the leases. The current value of the contractual obligation is £10 million (2001 and 2000: £16 million).

Following the adoption of FRS No. 19 Deferred Tax the opening deferred liability of £111 million has been grossed up to reflect deferred tax assets of £10 million which are now included within debtors.

The following table provides an analysis of the movement in reorganization and restructuring provisions from 31 August 2000 to 31 August 2002:

	Employee costs	Other	Total
	£	£	£
	(million)
At 31 August 2000	28	21	49
Utilized during the year	(21)	(13)	(34)

At 31 August 2001	7	8	15
Utilized during the year	(10)	(20)	(30)
Charged during the year	15	49	64

At 31 August 2002	12	37	49

All reorganization and restructuring charges are classified as exceptional items in the consolidated profit and loss account.

During the year ended 31 August 2001, £21 million was spent on plans across the business to reduce approximately 550 global sales unit staff and central marketing personnel. The remaining £13 million non-headcount related costs was spent primarily on ice cream manufacturing exit costs, IT systems and related costs and the disposal of surplus properties.

At 31 August 2001, the £15 reorganization and restructuring provisions comprised of £7 million in employee costs and £8 million in other costs. During the year ended 31 August 2002, the total provision of £7 million was spent to reduce approximately 200 global sales unit staff and central marketing personnel as part of the restructuring programs across the business. In addition, approximately £7 million of non-headcount related costs was utilized on exiting ice-cream manufacturing, remodeling QSR stores and tangible asset disposals.

During the year ended 31 August 2002, reorganization and restructuring provisions charged in the year included £33 million created as part of an acquisition integration program, £15 million of which relates to the reduction of approximately 380 production, sales and central office staff. The remaining non-headcount provision of £18 million principally relates to distribution realignment, office reorganizations and legal and professional fees. During the year ended 31 August 2002, approximately 130 production staff were made redundant under this program at a cost of approximately £3 million. A further £11 million of this provision was utilized during the year principally on office reorganizations and legal and professional fees. It is expected that the acquisition integration program will be completed during the year ended 31 August 2003. Further provisions charged during the year related to £18 million for a lease termination penalty related to a land lease in California, £11 million for investments in social and community projects in Mexico, of which £2 million has been utilized during 2002, and £2 million for the closure of the Dumbarton Distillery.

As more fully described in the "Deferred tax and restatement of financial statements to reflect the adoption of FRS No. 19" paragraph of the Accounting Policies note, the Group has adopted FRS No. 19 Deferred Tax during the year ended 31 August 2002. Consequently, the Group's consolidated financial statements for the two years ended 31 August 2001 have been restated.

Components of deferred tax were:

	31 August
	2002	(restated) 2001
	£	£
	(million)
Deferred taxation liabilities
Accelerated capital allowances	28	26
Provisions	–	3
Write down of investments	44	38
Pension prepayments	97	84
Stock	55	51
Unrealized foreign exchange differences	35	22
Intangibles	26	21
Others	1	3

	286	248

Deferred taxation assets
Operating losses and tax credits	(78)	(83)
Debenture premia	(19)	(50)
Provisions for post retirement benefits	(25)	(29)
Inter-company stock transfers	(28)	(23)
Provisions	(50)	(18)
Others	(27)	(19)

	(227)	(222)
Less amounts not recognized	49	85

	(178)	(137)

Deferred taxation liability	108	111

Comprising:
Deferred tax asset (note 17)	(36)	(10)
Deferred tax liability	144	121

	108	111

At 31 August 2001	111	98
Currency translation adjustment	(3)	2
Timing differences within statement of recognized gains and losses	12	(2)
Acquisition of businesses	3	(6)
Charged during the year	(15)	19

At 31 August 2002	108	111

Analyzed as:
Current: Deferred tax assets	(95)	(79)
Deferred tax liabilities	71	83
Non-current: Deferred tax assets	–	–
Deferred tax liabilities	132	107

	108	111

Deferred tax assets of £49 million at 31 August 2002 (2001: £85 million) have not been recognized due to the degree of uncertainty over the utilization of the underlying tax losses and deductions in certain tax jurisdictions.

Deferred tax has not been provided for liabilities which might arise on the distribution of unappropriated profits of subsidiaries and associates where such amounts are considered permanently reinvested. Determination of the tax liability that would arise on repatriation of these profits is not practical. The cumulative amount of unappropriated profits of overseas subsidiaries and associates totaled approximately £1,799 million at 31 August 2002 (2001: £1,477 million).

Operating losses of £154 million and tax credits of £23 million are carried forward at 31 August 2002 and are available to reduce future taxable income of certain subsidiaries. £59 million of these operating losses have expiration dates through to 31 August 2016 and £95 million can be carried forward indefinitely. The tax credits expire in the year ending 31 August 2011.

20.  Net debt

		31 August
	Redemption date
		2002	2001
		£	£
		(million)
Unsecured loans
GBP250 million Bond (6.625%)*	2014	246	–
EUR600 million Bond (5.875%)*	2009	376	–
GBP450 million Bond (6.25%)*	2011	447	447
EUR800 million Bond (5.5%)*	2006	504	497
NZD125 million Capital Notes (9.3%)	2006	38	38
DEM500 million Notes (4.75%)*	2005	161	158
NZD500 million Revolving Credit Facility*	2002	115	86
Other loans	–	16	32
Foreign currency swaps	Various	(59)	(8)
Secured loans
NZD225 million Revolving Credit Facility**	2003	60	55

Total		1,904	1,305
Less amounts repayable within one year		(128)	(110)

Loan capital		1,776	1,195
Short term borrowings		971	770
Cash at bank and in hand		(169)	(111)

Net debt		2,578	1,854

The short term borrowings are comprised of £749 million in commercial papers and £222 million due to banks.

*
Borrowings and interest guaranteed by Allied Domecq PLC and Allied Domecq (Holdings) PLC.

**
Borrowings subject to a charge over Montana assets

The Euro and GBP Bonds have been partially swapped into floating rate US Dollars.

	31 August
	2002	2001
	£	£
	(million)
Repayment schedule
More than five years	1,069	447
Between four and five years	–	693
Between three and four years	647	–
Between two and three years	–	–
Between one and two years	60	55

Loan capital due after one year	1,776	1,195
Due within one year	971	770

Total borrowings	2,747	1,965

The funding policy of the Group is to maintain a broad portfolio of debt, diversified by source and maturity and to maintain minimum headroom cover of at least £300 million. At 31 August 2002, the Group had available undrawn committed bank facilities of £1,606 million (2001: £1,358 million) of which £580 million (2001: £331 million) mature in less than one year and £1,026 million (2001: £1,027 million) between two and five years. The Group's committed facilities (predominately the £1 billion Syndicated facility) are all subject to a minimum interest cover ratio (defined as the ratio of UK GAAP trading profit to net interest; trading profit being the profit on ordinary activities before taking into account exceptional items charged to operating profit and profits on the sale of property and net interest) of 3 times and a leverage ratio of 4 times, which we define as borrowings over EBITDA (earnings before interest, tax, depreciation and amortization). Where this ratio exceeds 4, but is less than 4.75, a temporary pricing grid will come into force for up to two consecutive reporting dates, including half-year reports. The Group is in compliance with all of its debt covenants. In the event of default, the borrowings are payable upon demand. There are cross default provisions on all major facilities.

21.  Financial instruments

The Group treasury operates as a centralized service managing interest rate and foreign exchange risk and financing. The Board of Directors agrees and reviews policies and financial instruments for risk management. The Group utilizes certain derivative financial instruments to enhance its ability to manage risk, including interest rate and foreign currency price risk. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Group does not enter into contracts for speculative purposes.

Set out below is a year end comparison of the current and book values of the Group's financial instruments by category excluding short term debtors and creditors. Where available, market rates have been used to determine current values. Where market values are not available, current values have been calculated by discounting cash flows at prevailing interest and exchange rates.

	31 August 2002		31 August 2001
	Book value	Current value	Book value	Current value
	£	£	£	£
	(million)
Cash at bank and in hand	169	169	111	111
Short term debt (including current portion of long term debt)	(971)	(971)	(770)	(770)
Long term debt	(1,776)	(1,829)	(1,195)	(1,216)

Total net debt	(2,578)	(2,631)	(1,854)	(1,875)

Interest rate risk management

The Group uses fixed and variable-rate (LIBOR) debt to finance its operations. In particular, it has issued fixed-rate bonds and commercial paper (CP). These debt obligations expose the Group to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases. Management believes it is prudent to limit the variability of a portion of its interest payments. The Group manages its variable rate interest rate exposure in proportions and limits approved by the Board of Directors.

Exposures to interest rate fluctuations on borrowings and deposits are managed by using interest rate swaps and swaptions. It is the policy of the Group to hedge between 50% and 70% of net debt at fixed rates of interest with a target of 60%.

At 31 August 2002, taking account of swaps, 61% (2001: 60%) of net debt was at fixed rates of interest. At 31 August 2002, the weighted average maturity of net debt was approximately 4.9 years (2001: 4.3 years).

	31 August 2002		31 August 2001
	Book value	Current value	Book value	Current value
	£	£	£	£
	(million)
Interest rate swaps	–	(43)	–	(5)
Cross currency swaps	8	16	–	(2)

	8	(27)	–	(7)

There is a deferred loss in respect of interest rate swaps, being the net of the current value less book value, of which £11 million (2001: £1 million) relates to the financial year ending 31 August 2003 and £32 million (2001: £4 million) thereafter.

There is a deferred gain in respect of cross currency swaps, being the net of the current value less book value, of which £1 million (2001: nil) relates to the financial year ending 31 August 2003 and £7 million (2001: £2 million) thereafter.

After taking into account cross currency and interest rate swaps, the currency and interest rate exposure of net debt as at 31 August 2002 was:

	31 August 2002					31 August 2001
			Fixed rate debt					Fixed rate debt
	Net debt	Floating rate net debt	Fixed rate debt	Weighted average interest rate	Weighted average time for which rate is fixed	Net debt	Floating rate net debt	Fixed rate debt	Weighted average interest rate	Weighted average time for which rate is fixed
	£	£	£	%	Years	£	£	£	%	Years
	(million)					(million)
Sterling	350	166	184	6.6	11	127	52	75	6.6	10
Canadian Dollar	68	6	62	5.8	6	95	28	67	5.8	7
US Dollar	1,194	297	897	5.7	6	793	378	415	6.0	7
Euro	719	332	387	5.1	4	583	98	485	4.6	4
NZ Dollar	252	214	38	9.1	3	178	140	38	9.3	5
Japanese Yen	68	32	36	0.9	3	71	34	37	0.9	4
Other	(73)	(73)	–	–	–	7	7	–	–	–

Net debt	2,578	974	1,604	5.6	6	1,854	737	1,117	5.4	6

Some of the interest rate swaps included in the above table are cancelable at the option of the banks at various dates between 2002 and 2006.

The floating rate debt includes bank debt bearing interest at rates based on the relevant inter bank rate and on commercial paper rates in the UK, US, Canada and France. These rates are fixed in advance for periods up to six months. The weighted average interest rate on floating net debt as at 31 August 2002 was approximately 3.6% (2001: 4.0%).

Foreign exchange

The Group financial statements are published in Pounds Sterling and the Group conducts business in many foreign currencies. As a result it is subject to foreign currency exchange risk due to exchange rate movements. The Group is exposed to foreign currency exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries and translation of the results and underlying net assets of its foreign subsidiaries.

Gains and losses on foreign currency debt and foreign exchange contracts held for the purposes of hedging balance sheet translation exposures are taken to reserves. The Group manages its translation exposure on a net asset basis, including an appropriate amount of goodwill that has been written-off to reserves. This aims to align the hedging contracts with the intangible by market and currency. The Group hedges its translation exposure by holding offsetting liabilities. Where debt held does not match the underlying exposure, it utilizes forward purchase and sale contracts and foreign exchange swaps in order to better align its earnings with its liabilities. Contracts typically have maturities of less than one year. Principal currencies include the Euro, US Dollar, Canadian Dollar, and Japanese Yen.

The Group has revenues and expenses denominated in foreign currencies and, as a result, is exposed to foreign currency exchange rate risk. To manage exchange rate risk of transaction exposures, the Group nets foreign currency revenues and expenses, to the extent practicable, to take advantage of natural offsets. The Group uses foreign currency option, swap and forward contracts with maturities of up to 18 months to manage the remaining net exposure. It is the Group's policy to hedge each currency forward a minimum of 12 months at 80% to 90% of the net exposure. Based on our average annual net foreign currency positions during 2001, a 10% adverse change in average annual foreign currency exchange rates would not be material to the Consolidated Financial Statements.

At 31 August 2002, 86% (2001: 90%) of such currency exposures for the following 12 months had been hedged and 0% (2001: 19%) had been hedged between 12 and 18 months.

The estimated current value of the foreign exchange cover forward contracts and options entered into to hedge future transaction flows is set out below based on quoted market prices where available and option pricing models.

	31 August 2002			31 August 2001
	Nominal value of derivatives	Book value	Current value	Nominal value of derivatives	Book value	Current value
	£	£	£	£	£	£
	(million)
Foreign exchange forward rate contracts
—assets	128	–	12	49	1	1
—liabilities	97	–	(3)	168	(1)	(1)
Options
—liabilities	6	–	–	12	–	–

	231	–	9	229	–	–

A net gain of £9 million was recognized on all foreign exchange forward contracts and options maturing in the year to 31 August 2002 (2001: £11 million loss).

At 31 August 2002 and 31 August 2001, there were no material monetary assets or liabilities in currencies other than the functional currencies of Group companies, having taken into account the effect of derivative financial instruments that have been used to hedge foreign currency exposure.

Liquidity risk

The Group's liquidity risk policy aims to ensure that the Group has sufficient cash or committed credit facilities at all times to meet all current and forecast liabilities as they fall due, whilst minimizing the Group's borrowing costs within approved funding parameters (i.e. taking account of the Group's risk profile, ability to access different debt markets and the desire to increase visibility by accessing different debt markets).

The Group targets minimum headroom cover of at least £300 million. Where possible the Group's borrowing facilities will be spread over a number of years to minimize the risks and disruption associated with renegotiating maturing facilities.

Credit risk

The Group restricts its investments to money market fixed term deposits, certificates of deposit or commercial paper. Maximum maturities for such instruments are 6 months. Deposits must be made with relationship banks. Investments in certificates of deposit or commercial paper are only made in paper with an A-1/P-1 short-term credit rating. Maximum exposure limit to any counterparty is limited to £100 million. Counterparties rated below A3 are not authorized unless there is no alternative in a particular location in which the Group operates.

Commodity price risk

The Group hedges expected commodity purchases based on internal forecast requirements. A confidence rating is applied to forecast purchases and the Group will hedge up to, but not exceed, a predetermined confidence ratio. Open commodity future contracts outstanding at 31 August 2002, and associated unrecognized gains or losses on those contracts are not considered material.

22.  Share capital

	Authorized		Allotted, called up and fully paid
	31 August		31 August
	2002	2001	2002	2001
	£	£	£	£
	(million)
Equity
Ordinary shares of 25p	400	300	277	267

	Authorized		Issued
	(million)
Number of shares	1,600	1,200	1,107	1,068

At the Annual General Meeting of the Company held on 31 January 2002, the authorized share capital was increased to £400 million by the creation of an additional 400 million ordinary shares of 25p each.

On 27 February 2002 the Group announced that it had placed 39 million New Ordinary Shares (the "New Ordinary Shares") at a price of 390p per New Ordinary Share. The New Ordinary Shares represented 3.7% of Allied Domecq's existing issued share capital. The New Ordinary Shares were admitted to the Official List of the UK Listing Authority and began trading on the London Stock Exchange on 4 March 2002.

The gross proceeds receivable by the Group were £152 million which was used towards the financing of the acquisitions of the Malibu brand and Mumm Cuvée Napa. Net proceeds after issue costs were £149 million.

Share option plans

All the share plans listed below (except the Share Partnership Plan) were established during the year ended 31 August 2000. The plans allow share options to be exercisable early under certain circumstances, for example, if an employee is made redundant. These plans are categorized as either "fixed plans" or "variable plans". Fixed plans are plans involving share based compensation awards to employees where both the number of shares each award recipient is entitled to receive and the option exercise or purchase price are known at the date of grant. Variable plans are plans involving share based compensation awards where either or both of the number of shares each award recipient is entitled to receive and the option exercise or purchase price are not known until some time after the grant date.

Savings plans

All fixed plans

(a)
SAYE Scheme 1999

This plan is based on a three or five year savings contract and is open to all UK employees. Options are granted at an exercise price of not less than 80% of the market value.

(b)
International SAYE Scheme 1999

This plan is based on an 18 month, three year or five year savings contract and is open to all employees in certain jurisdictions. Options are granted at an exercise price of not less than 80% of the market value.

(c)
United States Share Purchase Plan

This plan is based on an 18 month savings contract and is open to employees in the USA. Options are granted at an exercise price of not less than 85% of the market value. This plan is not currently operating.

Share partnership plan

(d)
Share Partnership Plan

This fixed plan is an Inland Revenue approved share incentive plan, which was introduced during the year ended 31 August 2002 in the UK as a replacement for the SAYE Scheme 1999. Eligible employees are invited to purchase shares on a monthly basis from gross pay and the Group matches the employees' investments on a one for four basis.

Executive plans

All variable plans

(e)
Inland Revenue Approved Executive Share Option Scheme 1999

Discretionary options up to a value of £30,000 per participant may be granted at an exercise price not less than market value and under normal circumstances remain exercisable between the third and tenth anniversaries of the date of grant.

(f)
Executive Share Option Scheme 1999

Discretionary options are granted at an exercise price not less than market value and under normal circumstances remain exercisable between the third and tenth anniversaries of the date of grant (though shorter life options may be granted).

(g)
Share Appreciation Rights Plan 1999

This alternative to a share option plan is operated in countries where securities or tax laws prevent or restrict the use of the executive share option plans. Discretionary Share Appreciation Rights (SARs) are granted at an exercise price not less than market value and under normal circumstances remain exercisable between the third and tenth anniversaries of the date of grant (though shorter life SARs may be granted). Upon exercise of a SAR, the holder is paid, in cash, the excess of the market price of the number of underlying shares, at the exercise date, over the fair value represented by such shares as at the original grant date.

The Remuneration Committee sets performance conditions for participation in the discretionary option and SAR plans, as described below. For 1999 and 2000 grants, options will only become exercisable if the Total Shareholder Return (change in value of the shares plus gross dividends paid, treated as re-invested) on Allied Domecq PLC ordinary shares equals or exceeds that of the median Total Shareholder Return achieved by the constituents of the FTSE 100 Index over any consecutive three-year period between the dates of grant and exercise. Following the 2001 Annual General Meeting, however, the underpinning performance conditions of the plans will be linked to sustainable earnings growth measured over three years. If the performance condition is not satisfied it may be proportionately increased over extended periods of four and five years. If the performance condition is not satisfied after five years the option will lapse. Where larger grants are made, and where appropriate, it is the intention of the Remuneration Committee to attach supplemental performance conditions to such awards. These plans are subject to performance conditions and, in the case of SARs, are payable in cash. Accordingly, as such these plans are all accounted for as variable plans and result in the recognition of compensation expense.

(h)
Long Term Incentive Scheme 1999

Awards under the long term incentive plan are made through the grant of options at a nominal cost, which will vest subject to performance conditions set by the Remuneration Committee at the award date.

The first awards under this plan were made to Executive Directors and certain other senior executives in fiscal 2001 and will vest subject to Total Shareholder Return performance over a three-year period relative to a comparator group of companies. Total Shareholder Return performance at the median of the comparator group will vest 40% of an award, increasing on a straight-line basis to 100% vesting for performance at upper quartile or above. For performance below the median level awards will not vest.

Compensation expense is accrued based on the Group's estimate of the extent to which the performance criteria are expected to be met. The accrual is based upon the cost of the shares purchased by the trust, and is amortized over the vesting period of the underlying options.

Other

(i)
Deferred Bonus Plan

The Group offered a deferred bonus plan in the year ended 31 August 2002, 2001 and 2000 for Executive Directors and certain other senior executives. Bonuses were based on earnings per share growth and completion of key management objectives. The bonus payable to participants in respect of fiscal 2002 was the equivalent of 14% of their annual basic salary for every 1% of real growth in the Group's earnings per share. The maximum bonus receivable based upon earnings per share growth was 70% of basic salary. An additional discretionary bonus of up to 10% of salary was available under the plan on the achievement of certain key management objectives.

Under the deferred bonus plan 25% of the award will be automatically deferred into Allied Domecq PLC ordinary shares. It will be matched one for one by the Group after three years, subject to the executive remaining an employee of the Group. Up to an additional 25% of the award may be voluntarily deferred for three years into shares, with the Group providing a matching investment on the same terms.

Compensation expense is recognized for the full cost of deferred bonuses (including matching shares) in the year to which the performance conditions relate.

Performance targets and key management objectives are set by the Remuneration Committee annually.

Share options and awards outstanding as at 31 August 2002 and 2001 were as follows:

		Options outstanding at 31 August 2002			Options outstanding at 31 August 2001
Plans	Exercise price (pence)	Number	Remaining contractual months	Options exercisable at 31 August 2002	Number	Remaining contractual months	Options exercisable at 31 August 2001
SAYE Scheme 1999	262.0	558,566	3	13,013	651,009	15	1,479
	262.0	680,779	27	6,440	750,636	39	515
International SAYE Scheme 1999	265.0	708,977	9	363	890,362	21	513
	265.0	145,863	33	–	154,330	45	–
	282.0	–	–	–	69,577	3	–
	282.0	505,432	26	–	–	–	–
	282.0	67,779	50	–	–	–	–
United States Share Purchase Plan	282.0	–	–	–	362,890	3	1,728
Approved Executive Share Option Scheme 1999	331.0	54,378	92	18,126	63,441	104	–
	408.0	1,139,560	104	51,464	1,154,264	116	7,352
	351.5	320,942	110	–	–	–	–
	438.0	41,094	116	–	–	–	–
Executive Share Option Scheme 1999	342.0	5,620,745	86	703,464	6,171,621	98	690,130
	331.5	1,724,639	86	557,622	1,834,639	98	585,122
	331.0	174,073	92	19,374	482,384	104	10,000
	408.0	3,562,194	104	96,036	3,622,490	116	25,148
	351.5	5,158,849	110	15,000	–	–	–
	438.0	221,853	116	–	–	–	–
Long Term Incentive Scheme 1999	0.1	1,263,666	104	–	1,383,230	116	–
	0.1	1,563,889	110	–	–	–	–
	0.1	77,054	116	–	–	–	–
Share Appreciation Rights Plan 1999	331.5	757,500	86	127,500	840,000	98	142,500
	331.0	52,500	92	22,500	52,500	104	22,500
	408.0	1,347,500	104	115,000	1,425,000	116	–
	331.5	1,959,842	110	67,500	–	–	–
	438.0	47,500	116	–	–	–	–
Deferred Bonus Plan	0.0	320,380	12	–	388,760	24	–
	0.0	696,430	24	–	–	–	–

		28,771,984		1,813,402	20,297,133		1,486,987

The movement on share option plans for the year ended 31 August 2001 and 2002 was as follows:

	Exercise Price (pence)	Outstanding at 31 August 2000	Granted	Exercised	Cancelled	Outstanding at 31 August 2001	Granted	Exercised	Cancelled	Outstanding at 31 August 2002
SAYE Scheme 1999	262.0	828,518	–	(21,169)	(156,340)	651,009	–	(35,224)	(57,219)	558,566
	262.0	882,266	–	(17,676)	(113,954)	750,636	–	(5,866)	(63,991)	680,779
International SAYE Scheme 1999	265.0	1,096,586	–	(6,753)	(199,471)	890,362	–	(1,814)	(179,571)	708,977
	265.0	165,297	–	–	(10,967)	154,330	–		(8,467)	145,863
	282.0	81,443	–	(2,441)	(9,425)	69,577	–	(69,577)	–	–
	282.0	–	–	–	–	–	516,058	–	(10,626)	505,432
	282.0	–	–	–	–	–	67,779	–	–	67,779
United States Share Purchase Plan	282.0	456,048	–	(2,753)	(90,405)	362,890	–	(318,347)	(44,543)	–
Approved Executive Share Option Scheme 1999	331.0	63,441	–	–	–	63,441	–	–	(9,063)	54,378
	408.0	–	1,154,264	–	–	1,154,264	–	–	(14,704)	1,139,560
	351.5	–	–	–	–	–	320,942	–	–	320,942
	438.0	–	–	–	–	–	41,094	–	–	41,094
Executive Share Option Scheme 1999	342.0	6,539,121	–	(300,000)	(67,500)	6,171,621	–	(244,166)	(306,710)	5,620,745
	331.5	2,245,526	–	(370,887)	(40,000)	1,834,639	–	(80,000)	(30,000)	1,724,639
	331.0	482,384	–	–	–	482,384	–	–	(308,311)	174,073
	408.0	–	3,622,490	–	–	3,622,490	–	(7,500)	(52,796)	3,562,194
	351.5	–	–	–	–	–	5,164,099	–	(5,250)	5,158,849
	438.0	–	–	–	–	–	221,853	–	–	221,853
Long Term Incentive Scheme 1999	0.1	–	1,383,230	–	–	1,383,230	–	–	(119,564)	1,263,666
	0.1	–	–	–	–	–	1,701,265	–	(137,376)	1,563,889
	0.1	–	–	–	–	–	77,054	–	–	77,054
Share Appreciation Rights Plan 1999	331.5	915,000	–	(37,500)	(37,500)	840,000	–	(45,000)	(37,500)	757,500
	331.0	60,000	–	–	(7,500)	52,500	–	–	–	52,500
	408.0	–	1,432,500	–	(7,500)	1,425,000	–	(7,500)	(70,000)	1,347,500
	331.5	–	–	–	–	–	2,037,342	–	(77,500)	1,959,842
	438.0	–	–	–	–	–	47,500	–	–	47,500
Deferred Bonus Plan	0.0	–	388,760	–	–	388,760	–	–	(68,380)	320,380
	0.0	–	–	–	–	–	768,268	–	(71,838)	696,430

		13,815,630	7,981,244	(759,179)	(740,562)	20,297,133	10,963,254	(814,994)	(1,673,409)	28,771,984

Total compensation cost charged against income was £6 million in 2002 (2001: £4 million, 2000: £2 million).

The Group currently satisfies the exercise of options using existing shares that are purchased in the market by the Group's employee trusts. Compensation expense under the option plans, with the exception of the SAR plan, is determined based upon the excess of the shares purchased by the trust over the exercise price of the underlying options and is amortized over the vesting period of the underlying options.

The SARs are settled in cash. Accordingly, compensation expense under the SAR plan is determined based upon the market price of the underlying shares at the date of exercise as discussed in note 22(e).

As at 31 August 2002, the Group's employee trusts held 24,514,993 unallocated shares in the Group all of which were the subject of awards described above, as well as additional shares to fund certain SAR obligations. The trustees are obliged to waive the dividends on these shares. The options exercised during the year were all satisfied by the transfer of shares to participants by the employee trusts.

23.  Capital and reserves

	Share capital	Share premium account	Merger reserve	Revaluation reserve	Profit and loss account (restated)	Total (restated)
	£	£	£	£	£	£
	(million)
At 31 August 1999	3,470	26	(2,586)	960	323	2,193
Capital reduction due to disposal of UK Retail business (Note 25)	(3,203)	–	1,763	(958)	104	(2,294)
Reversal of notional UK Retail FRS No. 19 deferred tax	–	–	–	–	25	25
Profit earned for shareholders for the year	–	–	–	–	330	330
Revaluation reserve realized	–	–	–	(2)	2	–
Currency translation differences on foreign currency net investments	–	–	–	–	10	10
Deferred taxation—origination and reversal of timing differences	–	–	–	–	(14)	(14)
Ordinary dividends	–	–	–	–	(116)	(116)
Goodwill written back on disposals	–	–	–	–	3	3
At 31 August 2000	267	26	(823)	–	667	137
Profit earned for shareholders for the year	–	–	–	–	344	344
Currency translation differences on foreign currency net investments	–	–	–	–	(18)	(18)
Deferred taxation—origination and reversal of timing differences	–	–	–	–	2	2
Ordinary dividends	–	–	–	–	(127)	(127)
Goodwill written back on disposals	–	–	–	–	3	3
At 31 August 2001	267	26	(823)	–	871	341
Issue of ordinary share capital	10	139	–	–	–	149
Profit earned for shareholders for the year	–	–	–	–	392	392
Currency translation differences on foreign currency net investments	–	–	–	–	(23)	(23)
Deferred taxation—origination and reversal of timing differences	–	–	–	–	(12)	(12)
Ordinary dividends	–	–	–	–	(141)	(141)

At 31 August 2002	277	165	(823)	–	1,087	706

Goodwill (at historic exchange rates) of £2,284 million has been written off to reserves.

The Group adopted FRS No. 19 Deferred Tax during the year ended 31 August 2002. Consequently, the Group's consolidated financial statements for the two year period ended 31 August 2001 have been restated.

24.  Minority interests

	Equity	Non-equity	Total
	£	£	£
	(million)
At 31 August 2001	65	3	68
Currency translation adjustment	(1)	–	(1)
Share of profits of subsidiary undertakings	12	1	13
Dividends declared	(4)	–	(4)
Additions	4	–	4

At 31 August 2002	76	4	80

25.  Acquisitions and disposals

Year ended 31 August 2002

During the year, the Group made the following acquisitions which were accounted for using the purchase method of accounting. Goodwill will be amortised over a 20 year period on a straight line basis. The results of operations of the businesses have been consolidated into the Group's Spirits & Wine segment from the date of acquisition:

	Year ended 31 August 2002
a) Kuemmerling GmbH	Book Values	Accounting policy adjustments	Fair value adjustments	Total
	£	£	£	£
	(million)
Tangible fixed assets	2	–	5	7
Stocks	2	–	–	2
Debtors	8	–	–	8
Borrowings	(1)	–	–	(1)
Creditors	(7)	–	–	(7)
Taxation	(1)	–	–	(1)

Net assets acquired	3	–	5	8

Goodwill				116

Purchase consideration—cash				124

On 4 September 2001, the Group completed the acquisition of all the outstanding share capital of Kuemmerling GmbH. Kuemmerling is Germany's fourth largest spirits brand and the second largest in the bitters category. This acquisition strengthens the Group's global spirits business. The goodwill arising on this acquisition principally relates to the purchase of an established spirits brand. None of the goodwill is deductible for tax purposes.

b) Bodegas y Bebidas S.A.	Book values	Accounting policy adjustments	Fair value adjustments	Total
	£	£	£	£
	(million)
Tangible fixed assets	74	–	12	86
Investments	4	(4)	–	–
Stocks	49	3	–	52
Debtors	62	–	–	62
Borrowings	(35)	–	–	(35)
Creditors	(43)	–	–	(43)
Taxation	(3)	–	(4)	(7)
Other provisions	(5)	–	3	(2)
Minority interests	(4)	–	–	(4)

Net assets acquired	99	(1)	11	109

Goodwill				55

Purchase consideration—cash				164

On 7 September 2001, the Group filed with the Spanish Stock Exchange Commission (the "CNMV") a recommended cash offer for the entire share capital of Bodegas y Bebidas S.A., a market leading Spanish wine producer. The offer valued the equity of Bodegas y Bebidas S.A. at EUR 279 million. The offer was cleared by CNMV and the Group completed the acquisition of 98% of the outstanding share capital of Bodegas y Bebidas on 27 December 2001. The acquisition expands the Group's global wine business. The goodwill arising on the acquisition principally relates to the purchase of established premium wine brands. We anticipate that the goodwill arising may be deductible for tax purposes, although the amount is yet to be determined. The goodwill and other amounts arising may be subject to adjustment as fair values are finalized.

c) Mumm Cuvée Napa	Book Values	Accounting policy adjustments	Fair value adjustments	Total
	£	£	£	£
	(million)
Tangible fixed assets	11	–	3	14
Stocks	16	–	(7)	9
Creditors	(4)	–	–	(4)
Taxation	–	–	4	4

Net assets acquired	23	–	–	23

Goodwill				8

Purchase consideration				31

On 22 May 2002, the Group acquired Mumm Cuvée Napa, a premium Californian sparkling wine for cash consideration of £31 million. This acquisition of a premium wine further develops the Group's global wine business. The goodwill arising on the acquisition principally relates to the purchase of established premium wine brands. We anticipate that the goodwill arising may be deductible for tax purposes, although the amount is yet to be determined. The goodwill and other amounts arising may be subject to adjustment as fair values are finalized.

d)    Montana

The Group completed the acquisition of Montana on 31 August 2001 and published a provisional table of book values of the assets acquired. During the year ended 31 August 2002 the Group completed this valuation which did not result in any material change to the individual numbers previously disclosed. The net increase in goodwill amounted to £5 million. During September 2001 the Group paid £231 million deferred purchase consideration to the shareholders of Montana.

Unaudited pro-forma information

The following represents the Group's unaudited pro-forma results of operations as though the Bodegas y Bebidas, Kuemmerling and Mumm Cuvée Napa acquisitions and the Malibu brand purchase had occurred at the beginning of the year ended 31 August 2002 and 31 August 2001 and as though the Montana, Mumm and Perrier Jouët and other wine acquisitions completed during the year ended 31 August 2001 had occurred at the beginning of the year ended 31 August 2001. The unaudited pro-forma information is presented for comparative purposes only and is not necessarily indicative of the results that would have resulted had the acquisitions occurred at the beginning of the periods presented, nor is it necessarily indicative of future results.

	Year ended 31 August 2002	Year ended 31 August 2001
	£	£
(million)
	(Unaudited)	(Unaudited)
Revenues	3,473	3,345
Net income	417	336
Earnings per share—basic—pence	39.1p	31.9p
Earnings per share—diluted—pence	39.0p	31.9p

Disposal of UK Retail business

On 6 September 1999, the Group completed the disposal of its UK Retail business to Punch. The ultimate consideration for the disposal was cash, with a loan note alternative, from Punch and newly issued Bass PLC shares, all passing directly to the Group's shareholders. On 5 October 1999, the total consideration was paid amounting to £2,591 million (based on Bass PLC share price on the London Stock Exchange).

Additionally, £75 million was paid to Punch on 6 September 1999, representing the value of the Group's investment in Britannia which has been retained by the Group as it did not form part of the disposal as was originally intended. £54 million has been paid since 6 September 1999 representing the net movements on the UK Retail business inter-company accounts between 6 February and 6 September 1999.

	Book Values	Accounting policy adjustments	Fair value adjustments	Total
	£	£	£	£
	(million)
The following assets were disposed of:
Tangible fixed assets	2,131	–	–	2,131
Investments	1	–	–	1
Joint venture undertaking	131	–	–	131
Stocks	13	–	–	13
Debtors	73	–	–	73
Creditors	(177)	–	–	(177)
Taxation	(32)	–	–	(32)
Net borrowings less cash	25	–	–	25
Payments to Punch	129	–	–	129

	2,294	–	–	2,294

Other disposals

In March 2000, the Group completed the sale of an associated undertaking, Panrico, a non-core biscuit business in Spain for consideration of £72 million. Profit on the disposal of this business was £13 million.

In January 2000, the Group completed the sale of various QSR companies in Russia, which were predominantly ice cream producers, for consideration of £1 million. There was no profit or loss on the disposal of this business.

26.  Detailed analysis of gross cash flows

	Year ended 31 August
	2002	2001	2000
	£	£	£
	(million)
Returns on investments and servicing of finance
Interest received	8	6	4
Interest paid	(137)	(78)	(81)
Dividends paid to minority shareholders	(4)	(4)	(4)

	(133)	(76)	(81)

Taxation (paid)/refunded
UK taxation	(1)	15	77
Overseas taxation	(177)	(49)	(56)

	(178)	(34)	21

Capital expenditure and financial investment
Purchase of tangible fixed assets	(133)	(97)	(87)
Sale of tangible fixed assets	17	24	115
Purchase of intangible fixed assets	(556)	(23)	–
Purchase of trade investments	(13)	–	–
Net decrease in trade investments	7	4	–
Purchase of ordinary share capital for employee trusts	(34)	(26)	(39)

	(712)	(118)	(11)

Acquisitions and disposals
Purchase of subsidiary undertakings	(550)	(442)	(103)
Borrowings acquired with subsidiary undertakings	(36)	(193)	–
Disposal of UK Retail business—payments to Punch	–	–	(129)
Disposal of UK Retail business—costs	–	–	(33)
Cash and overdrafts disposed of with subsidiary undertakings	–	(1)	(25)
Sale of associated undertakings	–	1	73

	(586)	(635)	(217)

Financing
Issue of ordinary share capital	149	–	–
Redemption of debt	–	(637)	–
Bonds issued during the year	622	944	–
Increase/(decrease) in other borrowings	27	181	(68)

	798	488	(68)

Supplemental schedule of non-cash investing and financing activities

During the year ended 31 August 2002, the Group acquired companies for a total consideration of £319 million (2001: £673 million, 2000: £103 million). In conjunction with the acquisitions, liabilities were assumed as follows:

	Year ended 31 August
	2002	2001	2000
	£	£	£
	(million)
Fair value of assets acquired	423	976	147
Cash paid for acquisitions	(319)	(673)	(103)

Liabilities assumed	104	303	44

During 2000, the Group disposed of the UK Retail business with the proceeds being distributed directly to the shareholders. See note 25 for discussion on the disposal of the UK Retail business and related book values.

27.  Reconciliation of net cash inflow from operating activities to free cash flow

	Year ended 31 August
	2002	2001	2000
	£	£	£
	(million)
Net cash inflow from operating activities	760	423	372
Capital expenditure net of sale of tangible assets	(116)	(73)	28
Dividends received from associated undertakings	11	9	8

Operating cash net of fixed assets	655	359	408
Taxation paid	(178)	(34)	21
Net interest paid	(129)	(72)	(77)
Dividends paid—ordinary shareholders	(133)	(163)	–
—minorities	(4)	(4)	(4)

Free cash flow	211	86	348

28.  Net debt

					Year ended 31 August
			Other loans due within one year	Loan capital due after one year
	Cash at bank and in hand	Overdrafts due within one year			2002 Net debt	2001 Net debt	2000 Net debt
	£	£	£	£	£	£	£
	(million)
At the beginning of the year	111	(660)	(110)	(1,195)	(1,854)	(1,252)	(1,315)
Increase/(decrease) in cash	39	(233)	–	–	(194)	(112)	76
Increase/(decrease) in liquid resources	21	–	–	–	21	6	(52)
(Increase)/decrease in loan capital	–	–	(19)	(630)	(649)	(488)	68
Exchange adjustments	(2)	50	1	49	98	(8)	(29)

At the end of the year	169	(843)	(128)	(1,776)	(2,578)	(1,854)	(1,252)

Liquid resources comprise short-term deposits which have maturity dates of less than three months.

29.  Capital commitments

	31 August
	2002	2001
	£	£
	(million)
Contracted for but not provided in the accounts	1	8

30.  Leasing commitments

	31 August 2002		31 August 2001
	Land and buildings	Other	Land and buildings	Other
	£	£	£	£
	(million)
The minimum operating lease payments to be made in the year ending 31 August 2003 for leases expiring:
Within one year	3	1	3	2
Within two to five years	15	7	20	5
After five years	26	1	20	2

	44	9	43	9

The future minimum lease payments to be paid and received by the Group as at 31 August 2002 were as follows:

	Operating leases
	Gross leases	Subleases	Net leases
	£	£	£
	(million)
Within one year	53	(31)	22
Between one and two years	40	(28)	12
Between two and three years	35	(26)	9
Between three and four years	32	(24)	8
Between four and five years	30	(23)	7
After five years	123	(99)	24

	313	(231)	82

Various subsidiaries of the Company lease plant, equipment, warehouse and office space, and retail store locations. Substantially all of the store locations are subleased. Subleases generally provide for payments identical to or in excess of those under the prime lease. The subleases have no purchase or renewal options.

Operating lease expense charges as disclosed in Note 6 consist of:

	Year ended 31 August
	2002	2001	2000
	£	£	£
	(million)
Minimum rentals	57	57	55
Contingent rentals	2	2	2

	59	59	57

Rental income earned from store franchisees is £47 million (2001: £47 million, 2000: £40 million) and is included in net sales. Rental income from all other sources is £5 million (2001 and 2000: £4 million) and is netted against operating lease expense.

The Group has not entered into any significant finance leases.

31.  Contingent liabilities

In the normal course of business, the Group has a number of legal claims or potential claims against it, none of which are expected to give rise to material loss. We are not currently involved in any legal or arbitration proceedings, including any proceedings which are threatened or pending of which we are aware, which may have a material effect on our financial position, results of operations or liquidity.

32.  Transactions with associated undertakings

All transactions with these undertakings arise in the normal course of the business.

	Year ended 31 August
	2002	2001	2000
	£	£	£
	(million)
Sales to associated undertakings	50	43	36
Purchases of goods and other services	(13)	(11)	(8)
Marketing expenditure charged	(8)	(11)	(11)
Dividends received	11	9	8

	As at 31 August
	2002	2001
	£	£
	(million)
Loans to associated undertakings	2	2
Net amounts due from associated undertakings	11	11

33.  Differences between UK and US Generally Accepted Accounting Principles

The Group's consolidated financial statements are prepared in accordance with UK GAAP, which differ from those generally accepted in the United States ("US GAAP"). The significant differences between UK GAAP and US GAAP which affect the Group's net income and shareholders' equity are summarized below.

a)    Brands, goodwill and other intangible assets

Under UK GAAP, goodwill arising on acquisitions of a business since 1 September 1998 is capitalized and amortized by equal installments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Other purchased intangible assets are capitalized and amortized over their estimated useful economic lives on a straight-line basis. Where purchased intangible assets, such as brands, are regarded as having indefinite useful economic lives, they are not amortized but are subject to annual impairment reviews.

Under US GAAP, prior to the adoption of Statement of Financial Accounting Standards (SFAS) No. 141—Business Combinations and SFAS No. 142—Goodwill and Other Intangible Assets, goodwill and other intangible assets arising on acquisition were capitalized and amortized over their estimated useful economic lives, but not exceeding 40 years. Consistent with the effective dates specified in the standards, the Group adopted the provisions of SFAS No. 141 as at 1 July 2001, and SFAS No. 142 as at 1 September 2001. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination are no longer amortized and are subjected to annual impairment testing. Upon adoption of SFAS No. 142 the Group's accumulated amortization for brands and goodwill was £356 million and £180 million respectively. Accordingly, effective for fiscal year 2002, net income no longer includes amortization of brands, and goodwill amortization recognized under UK GAAP is reversed.

The amount of goodwill under UK GAAP differs to that under US GAAP due to the fair values allocated under US GAAP to intangible assets (including significant brands), stock and the exclusion from the purchase price consideration of certain costs.

b)    Associated undertakings

The principal difference between UK GAAP and US GAAP relates to the accounting treatment of goodwill which is discussed in note a).

c)    Stocks

The principal difference between UK GAAP and US GAAP relates to the fair valuation of stock acquired in a business combination. The fair value of acquired stock under UK GAAP is determined as the lower of replacement cost and net realizable value whereas under US GAAP, acquired stock is determined as the estimated selling price less costs to complete, costs of disposal and a reasonable element of profit for the selling effort by the acquiring company. A significant portion of the GAAP difference relates to maturing stock, which will be released over a number of years when it is sold to third parties.

d)    Investments

Under UK GAAP, other investments include amounts in respect of ordinary shares held by the employee share trusts. Under US GAAP, these amounts are accounted for as Treasury Stock and deducted from shareholders' funds.

e)    Disposal of UK Retail business

On 6 September 1999, the Group disposed of its UK Retail business (see Note 25). Under UK GAAP, this disposal was accounted for as a reduction of shareholders' funds as a direct distribution to the Group's shareholders.

Under US GAAP, this transaction is accounted for as the sale of a business to a third party with an immediate distribution of proceeds to the Group's shareholders. Accordingly, under US GAAP, this transaction results in a gain on sale followed by a dividend of proceeds.

The amount of the gain on disposal under US GAAP is based on the US GAAP net assets of the UK Retail business at the disposal date. The principal differences between UK GAAP and US GAAP net assets relate to the revaluation of land and buildings under UK GAAP which would not be permissible under US GAAP (£958 million), depreciation of assets under US GAAP that were carried at fair value under UK GAAP (£7 million) and a US GAAP adjustment to record deferred taxes (£24 million).

f)    Restructuring costs

Under UK GAAP, provisions are made for restructuring costs once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. Provision is made for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. US GAAP requires a number of specific criteria to be met before restructuring costs can be recognized as an expense. Also, to the extent restructuring costs are related to the activities of an acquired company, US GAAP allows them to be recognized as a liability upon acquisition provided certain specific criteria are met whereas UK GAAP does not. Accordingly, timing differences arise between UK GAAP and US GAAP recognition of restructuring costs.

g)    Pension and other post retirement benefits

Under the Group's accounting policy for post-employment benefits, in accordance with SSAP No. 24, pension costs are charged to the profit and loss account on a systematic basis over the estimated service lives of employees and using the projected unit credit method and a set of long term actuarial assumptions.

Under US GAAP, pension costs and liabilities are calculated in accordance with SFAS No. 87—Employers' Accounting for Pensions. This standard requires the use of the projected unit credit method and prescribes, in particular, the use of a market-related discount rate. This is not the same as the long term approach used under SSAP No. 24.

h)    Share compensation

Under UK GAAP, the cost of share option plans are amortized based on the cost of the shares acquired by the employee trusts to fulfill the plan, less the amount contributed by the employee. Under US GAAP, compensation for fixed plan awards is determined at the date of grant, based on the cost of the fair value of the shares subject to the award, less the option exercise or purchase price, if any, except for allowable discounts with respect to certain qualified plans where the discount is no greater than 15% of the fair value of the shares at date of grant. Compensation costs for variable plan awards is estimated at the end of each period from the date of grant to the date final compensation costs are determinable based on the difference between the fair value of the shares subject to the award and the option exercise or purchase price. Such cost is allocated to compensation expense over the vesting period and, if performance criteria are applicable to the award, based on actual performance attained.

i)    Proposed dividends

Under UK GAAP, the proposed dividends on ordinary shares, as recommended by the Directors, are deducted from shareholders' equity and shown as a liability in the balance sheet at the end of the period to which they relate, including proposed dividends which have been recommended but not yet approved by shareholders. Under US GAAP dividends are only deducted from shareholders' equity at the date of declaration.

j)    Derivative instruments

The Group's foreign currency, interest rate and commodity contracts that hedge against forecast exposures do not meet the US GAAP hedge accounting criteria. Under US GAAP, these contracts are marked to market at the balance sheet date and gains and losses arising are included in net income. Under UK GAAP, these gains and losses can be deferred until the hedged transactions actually occur.

The Group may enter into foreign currency contracts to hedge the purchase price consideration on certain acquisitions. Under UK GAAP, the gains and losses arising on these foreign currency contracts are recognized in the purchase price consideration. Under US GAAP, the gains and losses arising on these foreign currency contracts are recognized within net income.

k)    Deferred taxation

The Group adopted FRS No. 19 Deferred Tax in the year ended 31 August 2002. Consequently, the consolidated financial statements as at 31 August 2001, and the two year period ended 31 August 2001 have been restated and disclosures have been modified to reflect retroactively the impact of the adoption of FRS No. 19 on such financial statements as required by UK GAAP. FRS No. 19 brings accounting for deferred tax under UK GAAP conceptually closer to US GAAP, although some differences remain. Following the Group's restatement under FRS No. 19, and other than the tax effect of other UK to US GAAP differences, there is only one material difference between UK GAAP and US GAAP. This difference relates to the recognition criteria for recording deferred tax assets under US GAAP and UK GAAP. Under US GAAP, the calculation of current and deferred tax assets is based on the probable tax treatment of the tax position taken. Once it is determined that there is a probable deferred tax asset, it is then reduced by a valuation allowance to the extent it is deemed more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized. Under UK GAAP, both the existence of the asset and the probability of its recoverability are considered in combination, and a deferred tax asset is recognized only to the extent that its existence and recoverability are more likely than not.

l)    Exceptional items

Under UK GAAP, exceptional items are material charges or gains that are associated with the ordinary activities of the Group that the Board of Directors determine, individually or in aggregate, would have a material impact on the true and fair view of specific line items in the consolidated financial statements. Such items are included within the profit and loss account heading and disclosed in the notes to the consolidated financial statements. Under US GAAP, there is no such concept as exceptional items. Exceptional items would not be considered extraordinary or non-operating items under US GAAP.

m)  Mexican excise rebate

Under UK GAAP the amount due for the Mexican excise tax rebate is being recognized principally when offset against future excise duty and other taxes payable. Under US GAAP, the Mexican excise rebate was recognized upon the issuance of a favorable court judgment and additional interest and inflation adjustments are recognized as they accrue.

n)    Liabilities

The Group is contractually obligated to make a payment to a business venture partner upon termination of the venture which, unless renewed, is scheduled to terminate in 2029. Under UK GAAP, the Group records the obligation at the present value of the payment obligation, discounted at a risk-adjusted rate to reflect the time value of money, and recognizes interest expense each period such that the recorded obligation will equal the payment obligation at the currently best estimated scheduled maturity. Under US GAAP, the obligation is recorded at the amount payable at maturity (i.e. undiscounted).

o)    Franchise income

The Group has entered into agreements to sell the right to develop multiple stores within a specified territory, which entitles the Group to non-refundable franchise fees. Under UK GAAP, these franchise fees are recognized upon signing of the agreement. Under US GAAP, the revenue recognition is based on store openings or until the rights to develop the territory have been forfeited.

p)    Earnings per share

Earnings per share computations (both basic and diluted) under US GAAP are determined by dividing net income in accordance with US GAAP by continuing and discontinued operations by the same number of shares used in the earnings per share calculations under UK GAAP (see note 10).

The following statements provide a reconciliation between profit earned for ordinary shareholders under UK GAAP and net income under US GAAP, and a reconciliation between shareholders' equity under UK GAAP and shareholders' equity under US GAAP.

			Year ended 31 August
	Note		2002		2001		2000
			£		£		£
			(million)
Profit earned for ordinary shareholders in accordance with UK GAAP			392		344		330
Adjustments to conform with US GAAP:
Brands	a	)	–		(32)		(31)
Goodwill	a	)	38		(16)		(21)
Other intangible assets	a	)	(4)		(5)		(7)
Stock	c	)	(66)		(1)		–
Disposal of UK Retail	e	)	–		–		1,279
Restructuring costs	f	)	4		(10)		4
Pension costs and other post retirement benefits	g	)	28		(3)		(1)
Share compensation	h	)	–		(1)		2
Derivative instruments	j	)	90		(19)		(41)
Mexican excise rebate	m	)	(54)		94		–
Franchise income	o	)	(9)		–		–
Other			(1)		2		7
Deferred taxation—Other	k	)	(40)		–		10
Deferred taxation—On above US GAAP adjustments	k	)	28		(21)		23
Minority share of above adjustments			–		–		–

Net income in accordance with US GAAP			406		332		1,554

Continuing operations			406		332		266
Discontinued operations			–		–		1,288

Net income in accordance with US GAAP			406		332		1,554

Other comprehensive income:
Minimum pension liability			(203)		(207)		–
Currency translation differences			(130)		(11)		38

Comprehensive income in accordance with US GAAP			73		114		1,592

Basic net earnings per ordinary share
Continuing operations			38.1	p	31.5	p	25.1	p
Discontinued operations			–		–		121.6	p

			38.1	p	31.5	p	146.7	p

Diluted net earnings per ordinary share
Continuing operations			38.0	p	31.5	p	25.1	p
Discontinued operations			–		–		121.6	p

			38.0	p	31.5	p	146.7	p

Goodwill and other intangible assets—adoption of SFAS No. 142
Reported net income in accordance with US GAAP			406		332		1,554
Add back: brand amortization			–		32		31
Add back: goodwill amortization			–		29		25

Adjusted net income in accordance with US GAAP			406		393		1,610

	Year ended 31 August
	2002		2001		2000
	£		£		£
Basic earnings per share—continuing operations:
Reported net income in accordance with US GAAP	38.1	p	31.6	p	25.1	p
Brand amortization	–		3.1	p	2.9	p
Goodwill amortization	–		2.8	p	2.4	p

Adjusted net income in accordance with US GAAP	38.1	p	37.5	p	30.4	p

Dilutive earnings per share—continuing operations:
Reported net income in accordance with US GAAP	38.0	p	31.6	p	25.1	p
Brand amortization	–		3.1	p	2.9	p
Goodwill amortization	–		2.8	p	2.4	p

Adjusted net income in accordance with US GAAP	38.0	p	37.5	p	30.4	p

Shareholders' Equity

			Year ended 31 August
	Note		2002	2001
			£	£
			(million)
Shareholders' funds as reported in the Group balance sheet			706	341
Adjustments to conform with US GAAP:
Brands	a	)	1,410	1,203
Goodwill	a	)	185	291
Other intangible assets—Costs	a	)	168	197
Other intangible assets—Accumulated amortization	a	)	(144)	(166)
Associated undertakings	b	)	57	57
Stock	c	)	45	85
Investments	d	)	(93)	(61)
Restructuring costs	f	)	8	4
Pension and other post retirement benefits	g	)	(555)	(291)
Share compensation	h	)	1	1
Proposed dividends	i	)	88	80
Derivative instruments	j	)	(26)	(5)
Mexican excise rebate	m	)	40	94
Liabilities	n	)	(38)	(38)
Franchise income	o	)	(9)	–
Other			6	1
Deferred taxation—Other	k	)	11	51
Deferred taxation—On above US GAAP adjustments	k	)	(319)	(360)
Minority share of above adjustments			–	–

Shareholders' equity in accordance with US GAAP			1,541	1,484

The effect of applying US GAAP to items other than those directly affecting net income or shareholders' equity is dealt with in other notes relating to the financial statements.

Consolidated statement of cash flows

The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP but may differ, however, with regard to classification of items within the statements and as regards to the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.

Under US GAAP, cash and cash equivalents include short-term highly liquid investments but do not include bank overdrafts. Under UK GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions, equity dividends and management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would, with the exception of dividends paid to minority shareholders, be included as operating activities under US GAAP.

The payment of dividends would be included as a financing activity under US GAAP. Under UK GAAP, all interest is treated as part of returns on investments and servicing of finance. Under US GAAP, capital expenditure and financial investment and acquisitions are reported within investing activities.

	Year ended 31 August
	2002	2001	2000
	£	£	£
	(million)
Cash inflow from operating activities	469	326	291
Cash outflow from investing activities	(1,227)	(537)	(2)
Cash inflow/(outflow) from financing activities	818	212	(416)

Increase/(decrease) in cash and cash equivalents	60	1	(127)
Effect of foreign exchange rate changes	(2)	(2)	3
Cash and cash equivalents at beginning of the year under US GAAP	111	112	236

Cash and cash equivalents at end of the year under US GAAP	169	111	112

New accounting standards

Effective 1 September 2001, the Group adopted Emerging Issues Task Force ("EITF") 01-9—Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products. EITF 01-9 requires that certain cash incentives in operating costs be recorded as a reduction of revenue. The Company enters into a wide range of commercial arrangements with its customers which include:

  •
  slotting fees in the form of listing allowances and purchase of space display;
  •
  cooperative advertising arrangements such as customer managed promotions; and
  •
  buydown incentives such as redemptions and other short-term price promotion.

Where no identifiable benefit is sufficiently separable from such arrangements the costs are treated as a reduction from revenue and recognized as incurred on an accruals basis. These are measured at the invoiced amount. The adoption of EITF 01-9 resulted in a US GAAP reclassification to reduce UK GAAP revenues and operating costs for the year ended 31 August 2002 by £143 million. Additionally, EITF 01-9 requires the reclassification of prior period financial statements presented for comparative purposes. This resulted in a US GAAP reclassification to reduce UK GAAP revenues and operating costs for the year ended 31 August 2001 by £120 million (2000: £100 million). The adoption of EITF 01-9 has no impact on profit earned for ordinary shareholders or basic and diluted earnings per share.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141—Business Combinations and SFAS No. 142—Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

The Group adopted the provisions of SFAS No. 141 as at 1 July 2001, and SFAS No. 142 as at 1 September 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after 30 June 2001, are not amortized. Goodwill and indefinite useful life intangible assets acquired in business combinations completed before 1 July 2001 continued to be amortized through 31 August 2001. Amortization of such assets ceased on 1 September 2002 upon adoption of SFAS No. 142. Accordingly, the US GAAP reconciliation of net income will no longer include amortization of brands with indefinite lives with a carrying amount of £1,203 million as at 1 September 2001 and goodwill amortization recognized under UK GAAP will be reversed for the purposes of US GAAP.

Upon adoption of SFAS No. 142, the Group evaluated its existing intangible assets and goodwill that were acquired in purchase business combinations, and reclassified certain intangible assets, with a carrying value of £1 million into goodwill, in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. No other reclassifications were required to be made by the Group. The Group reassessed the useful lives and residual values of all intangible assets acquired and was not required to make any amortization period adjustments. For intangible assets identified as having indefinite useful lives, the Group tested those intangible assets for impairment in accordance with the provisions of SFAS No. 142. Impairment was measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. The results of this analysis did not require the Group to recognize an impairment loss.

In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement required the Group to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Group identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of 1 September 2001. The Group also determined the fair value of each reporting unit and compared it to the carrying amounts identified. The results of this impairment test, upon the adoption of SFAS No. 142, did not result in an impairment charge.

The following new accounting standards have not yet been adopted in the UK to US GAAP reconciliations.

In June 2001, SFAS No. 143—Accounting for Asset Retirement Obligations, was issued. SFAS No. 143 requires the Group to record the fair value of asset retirement obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs in the period in which it is incurred, if a reasonable estimate of fair value can be made. SFAS No. 143 will be adopted in the 2003 fiscal year. The Group has evaluated the impact of adoption of SFAS No. 143, and it does not expect that it will have a material impact on its financial position or results of its operations.

In August 2001, SFAS No. 144—Accounting for the Impairment or Disposal of Long-Lived Assets, was issued. SFAS No. 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 will be adopted during the 2003 fiscal year. The Group has evaluated the impact of adoption of SFAS No. 144, and it does not expect that it will have a material impact on its financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145—Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 provides for the recission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning 1 September 2002, except for the provisions relating to the amendment of SFAS No. 13 which was adopted for transactions occurring subsequent to 15 May 2002. The Group has evaluated the impact of SFAS No. 145, and it does not expect that it will have a material impact on its financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146—Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 covers the recognition of liabilities for costs associated with an exit or disposal activity and provides the accounting and reporting requirements for such obligations, and nullifies the guidance in Emerging Issues Task Force Issue No. 94-3—Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No. 146 is effective for plans initiated after 31 December 2002. Since SFAS No. 146 applies to future activities, which may not yet have been envisaged, the future impact of the application of SFAS No. 146 cannot be determined.

In November 2002, the FASB issued FASB Interpretation No. (FIN) 45—Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the non-contingent obligation undertaken in issuing the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. FIN 45 also incorporates without change, the guidance in FIN 34—Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The disclosure requirements of FIN 45 will be adopted in the 2003 fiscal year. The initial recognition and the initial measurement provisions of FIN 45 will be applied to guarantees issued or modified after 31 December 2002. While the Group has not completed its evaluation of the impact of FIN 45, it does not expect the adoption of FIN 45 will have a significant effect on its financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148—Accounting for Stock Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123. SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. SFAS No. 148 also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after 15 December 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after 15 December 2002. The Group has not decided yet if it will adopt either of the transition method alternatives of SFAS 148.

In January 2003, the FASB issued FASB Interpretation No. (FIN) 46—Consolidation of Variable Interest Entities, which interprets Accounting Research Bulletin (ARB) No. 51—Consolidated Financial Statements. FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities—"VIE's") to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIE's may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE's and the holder of a significant variable interest in VIE's to disclose certain information relating to their involvement with the VIE's. The provisions of FIN 46 apply immediately to VIE's created after 31 January 2003, and to VIE's in which an enterprise obtains an interest after that date. FIN 46 applies to the first fiscal year beginning after 15 June, 2003, to VIE's in which an enterprise holds a variable interest that it acquired before 1 February 2003. The Group does not expect the adoption of FIN 46 to have a significant impact on its financial statements.

Derivatives

Effective 1 September 2000, the Group adopted SFAS No. 133—Accounting for Derivatives Instruments and Hedging Activities, as amended by SFAS No. 137 and 138. SFAS No. 133 requires that all derivative instruments are recognized as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or in earnings of stockholders' equity (as a component of other comprehensive income), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income on the balance sheet until the hedged item is recognized in earnings. The ineffective portion of the fair value changes are recognized in earnings immediately. Changes in the fair value of derivative instruments not designated as hedges are recognized currently in earnings.

Under US GAAP, and prior to the adoption of SFAS No. 133, the Group's derivative instruments did not qualify for hedge accounting treatment. Under SFAS No. 133, the Group continues to not qualify for hedge accounting treatment. As a result, the transition to SFAS No. 133 had no impact on the financial statements of the Group.

Accumulated Other Comprehensive Income

	Translation differences	Minimum pension liability	Accumulated other comprehensive income
	£	£	£
	(million)
At 31 August 2000	(435)	–	(435)
Net current period charge	(11)	(207)	(218)

At 31 August 2001	(446)	(207)	(653)
Net current period charge	(130)	(203)	(333)

At 31 August 2002	(576)	(410)	(986)

The net current period charge in 2002 is net of income taxes of £89 million (2001: £88 million) related to the minimum pension liability. The cumulative income tax charge related to the minimum pension liability as at 31 August 2002 is £177 million (2001: £88 million).

Pension Plans and Post Retirement Medical Benefits (US GAAP)

For the purposes of disclosure in accordance with US GAAP, the pension cost of the Group's major retirement plans have been restated in the following tables in accordance with the requirements of SFAS No. 87—Employers' Accounting for Pensions. The Group's post retirement benefit obligations other than pensions have been restated in the tables below in accordance with SFAS No. 106—Employers' Accounting for Post Retirement Benefits Other than Pensions. The disclosures below are in accordance with SFAS No. 132—Employers' Disclosures about Pensions and Other Post Retirement Benefits.

The Group did not apply SFAS No. 87 on the effective date specified in the standard for the pension plans in the Netherlands and the UK. SFAS No. 87 calculations were made for the first time for these plans as at 1 September 1999. The amount of the asset that was recorded directly to equity in the opening balance sheet under US GAAP for these plans was £152 million and the amortization period used for the transitional asset was 15 years.

The Group did not apply SFAS No. 106 on the effective date specified in the standard for the post retirement medical plan in the UK. The initial SFAS No. 106 calculations were as at 1 September 1999 and resulted in £14 million liability being recorded directly to equity in the opening balance sheet. There is no transitional provision for this standard.

The funded status of the Group's major post retirement plans under SFAS No. 87 and No. 106 is as follows:

	Pension benefits		Post retirement benefits
	31 August		31 August
	2002	2001	2002	2001
	£	£	£	£
	(million)
Benefit obligation
Benefit obligation at the beginning of the year	2,320	2,052	68	62
Service cost	18	11	1	1
Interest cost	125	143	5	4
Plan participants' contributions	2	4	–	–
Plan amendments	–	8	7	2
Acquisitions	–	5	–	–
Curtailments	–	(1)	–	–
Special termination benefits	–	2	–	–
Divestitures	(19)	(30)	–	–
Actuarial loss/(gain)	(45)	263	6	5
Benefits paid	(128)	(132)	(6)	(5)
Exchange adjustment	(21)	(5)	(3)	(1)

Benefit obligation at the end of the year	2,252	2,320	78	68

Plan assets
Fair value of the plan assets at the beginning of the year	2,251	2,734	–	–
Actual return on assets	(218)	(333)	–	–
Employer's contributions	12	18	1	5
Plan participants' contributions	2	4	–	–
Divestitures	(19)	(30)	–	–
Benefits paid	(126)	(132)	(1)	(5)
Expenses paid	(3)	(3)	–	–
Exchange adjustment	(21)	(7)	–	–

Fair value of the plan assets at the end of the year	1,878	2,251	–	–

Funded status	(374)	(69)	(78)	(68)
Unrecognized prior service cost	19	23	7	–
Unrecognized net loss/(gain)	707	342	(10)	(17)
Unrecognized transitional asset	(9)	(15)	–	–

Prepaid/(accrued) pension cost	343	281	(81)	(85)

The US GAAP amounts recognized in the consolidated financial statements were:
Prepaid benefit cost	362	307	–	–
Accrued benefit liability	(19)	(26)	(81)	(85)
Additional liability	(587)	(295)	–	–
Accumulated other comprehensive income	587	295	–	–

	343	281	(81)	(85)

The net periodic benefit cost for the major retirement SFAS No. 87 and in respect of other post-retirement benefits under SFAS No. 106 was:

	Pension benefits			Post retirement benefits
	31 August			31 August
	2002	2001	2000	2002	2001	2000
	£	£	£	£	£	£
	(million)
Service cost	18	11	18	1	1	1
Interest cost	125	143	138	5	4	4
Expected return on assets	(178)	(171)	(163)	–	–	–
Amortization of unrecognized transition amount	(6)	(6)	(6)	–	–	–
Amortization of unrecognized gain	–	(2)	–	–	(1)	(1)
Amortization of unrecognized prior service cost	2	2	2	–	(1)	(1)
Gain recognized on curtailment or settlement	–	(1)	(1)	–	–	–

Net periodic benefit cost	(39)	(24)	(12)	6	3	3

The cost of business combinations was nil for the year ended 31 August 2002 (2001: £5 million, 2000: nil).

In addition to the above, the costs of providing special or contractual termination benefits were nil for the year ended 31 August 2002 (2001: £2 million, 2000: nil). The event that gave rise to the recognized cost in 2001 was the Early Retirement Window program for the Hiram Walker Corporate Plan as at 1 January 2001.

	Year ended 31 August
	2002	2001	2000
	£	£	£
	(million)
The aggregate funded status of pension plans can be analyzed as follows:
For plans with Projected Benefit Obligation in excess of plan assets
Aggregate Projected Benefit Obligation	2,187	2,033	38
Aggregate fair value of plan assets	1,878	1,864	19
The aggregate figures for plans in which the Accumulated Benefit Obligation exceeds plan assets can be analyzed as follows:
Aggregate Accumulated Benefit Obligation	1,998	1,984	24
Aggregate fair value of plan assets	1,599	1,851	10

The following assumptions, on a weighted-average basis, were used in the accounting of the defined benefit pension plans:

	31 August 2002		31 August 2001		31 August 2000
	UK	Overseas	UK	Overseas	UK	Overseas
	%	%	%	%	%	%
Discount rate	5.8	6.8	5.8	7.0	6.7	7.1
Expected long-term rate of return on plan assets	7.2	8.1	7.2	8.8	6.7	8.6
Rate of compensation increase	4.3	4.6	4.3	4.6	4.3	4.6

The following assumptions, on a weighted-average basis, were used in the accounting of the post retirement medical plans:

	31 August 2002		31 August 2001		31 August 2000
	UK	Overseas	UK	Overseas	UK	Overseas
	%	%	%	%	%	%
For the net periodic post retirement benefit cost
Discount rate	5.6	7.1	6.7	7.4	6.1	7.5
Healthcare cost trend rate (first year)	5.0	6.9	5.0	7.3	5.0	7.5
For the funded status
Discount rate	5.8	6.5	5.6	7.1	6.7	7.4
Healthcare cost trend rate (first year)	4.8	8.4	5.0	6.9	5.0	7.3

For overseas plans, the healthcare cost is assumed to decrease gradually over the short to medium term culminating in an ultimate weighted average rate of 3% from 2007. The effect of a one-percentage-point increase and the effect of a one-percentage-point decrease in the assumed healthcare cost trend rates on the service cost plus interest cost and the accumulated post retirement medical benefit obligation are:

	31 August
	2002	2001	2000
	£	£	£
	(million)
One-percentage-point increase effect on service cost plus interest cost	1	–	–
One-percentage-point decrease effect on service cost plus interest cost	–	–	–
One-percentage-point increase effect on the accumulated post retirement benefit obligation	6	3	3
One-percentage-point decrease effect on the accumulated post retirement benefit obligation	(5)	(4)	(4)

The costs recognized for defined contribution pension plans were £4 million for the year ended 31 August 2002 (2001: £3 million, 2000: £2 million). There were no significant changes in the rate of employer contributions compared to the prior year nor were there business combinations or divestitures in the current year impacting on such plans.

Additional information required by US GAAP for share options

Employee share option plans

The Company applies APB Opinion No. 25 and related interpretations when accounting for its share option plans. Had compensation cost for the Company's share option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the alternative methodology set out in SFAS No. 123—Accounting for Stock-Based Compensation, net income and earnings per ordinary share in accordance with US GAAP would be in the pro forma amounts indicated below:

	Year ended 31 August
	2002	2001	2000
	£	£	£
	(million)
Net income
As reported	406	332	1,554
Pro forma	405	332	1,551
Earnings per ordinary share (pence)
As reported	38.1	31.5	146.7
Pro forma	38.0	31.5	146.5

These pro forma amounts may not be representative of future expenses as they are subjective in nature and involve uncertainties and matters of judgment, and therefore cannot be determined precisely. Changes in assumptions could affect the estimates.

The fair value of options which, in determining the pro forma impact is assumed to be amortized in the statement of income over the option vesting period, is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Year ended 31 August
	2002		2001		2000
Weighted average fair value of options whose exercise price equals the market price on the grant date	77	p	99	p	78	p
Weighted average assumptions
Risk free interest rate	4.3%		5.1%		6.0%
Expected life (months)	36		36		36
Expected volatility	34.6%		35.6%		32.2%
Dividend yield	3.7%		3.0%		3.2%
Weighted average fair value of options whose exercise price is less than the market price on the grant date	259	p	372	p	105	p
Weighted average assumptions
Risk free interest rate	4.3%		5.1%		5.9%
Expected life (months)	36		36		36
Expected volatility	34.7%		35.6%		34.0%
Dividend yield	3.6%		3.0%		3.3%

Valuation and qualifying accounts

	Balance at beginning of year	Profit and loss account movements	Other	Balance at end of year
	£	£	£	£
	(million)
Year ended 31 August 2002
Provisions against debtors	46	5	(4)	47
Provisions against stock	13	4	–	17
Year ended 31 August 2001
Provisions against debtors	48	(5)	3	46
Provisions against stock	15	(2)	–	13
Year ended 31 August 2000
Provisions against debtors	44	1	3	48
Provisions against stock	17	(2)	–	15

34.  UK Companies Act 1985

These financial statements do not comprise the Group's "statutory accounts" within the meaning of section 240 of the UK Companies Act 1985. Statutory accounts for the year ended 31 August 2002, 2001 and 2000 have been delivered to the Registrar of Companies for England and Wales. The auditors' reports on such accounts were unqualified.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALLIED DOMECQ PLC
Date: 28 February 2003	By:	/s/ GRAHAM HETHERINGTON Graham Hetherington Group Finance Director

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Philip Bowman, certify that:

1.
I have reviewed this annual report on Form 20-F of Allied Domecq PLC;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 28 February 2003
/s/ PHILIP BOWMAN Name: Philip Bowman Title: Chief Executive (Principal Executive Officer)

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Graham Hetherington, certify that:

1.
I have reviewed this annual report on Form 20-F of Allied Domecq PLC;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 28 February 2003
/s/ GRAHAM HETHERINGTON Name: Graham Hetherington Title: Group Finance Director (Principal Financial Officer)

INDEX TO EXHIBITS

Exhibit	Description
1.1	Memorandum and Articles of Association of Allied Domecq PLC, as amended, dated 31 January 2002*
2.1	Form of ADS Deposit Agreement, dated as of 24 June 2002, as amended on 15 July 2002, by and among Allied Domecq PLC and JPMorgan Chase Bank, as depositary, and Holders of American Depositary Receipts*
2.2	Form of Ordinary Share Certificate*
2.3	Form of American Depositary Receipt*
6.1	For a statement explaining how earnings per share information was calculated, see Note 10 to our Audited Consolidated Financial Statements
8.1	For a list of Allied Domecq PLC's subsidiaries, see "Item 4—Information on the Company—Organizational Structure"

*
Incorporated by reference to our registration statement on Form 20-F (File No. 001-31413) filed on 26 July 2002.