Form 20-F
period 2003-08-31
ALLIED DOMECQ PLC
filed 2004-02-27
CIK 1100427

Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 August 2003

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

Currency and Currency Translation

Unless we otherwise indicate in this annual report, all references to "Pound Sterling", "Pounds Sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom, and all references to "US Dollar", "US Dollars", "Dollars", "$", "cents" or "¢" are to the lawful currency of the United States.

Solely for your convenience, we have translated some Pound Sterling amounts contained in this annual report into US Dollars. The rate used to translate such amounts was £1.00 to $1.7842, which was the noon-buying rate for cable transfers in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York on 31 December 2003, known as the "noon-buying rate", unless the context otherwise requires or implies. We provide the US Dollar equivalent information in this annual report solely for the convenience of the readers of this annual report, and you should not construe it as implying that the Pound Sterling amounts represent, or could have been or could be converted into, US Dollars at such rates or at any rate. See the section entitled "Item 3—Key Information—Exchange Rate Information" for more detailed information regarding the translation of Pounds Sterling into US Dollars.

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

Trademarks

This annual report includes names of our products, which constitute trademarks or trade names which we own or which others own and license to us for our use. This annual report also contains other brand names, trade names, trademarks or service marks of other companies, and these brand names, trade names, trademarks or service marks are the property of those other companies.

ii

Presentation of Financial Information

Unless otherwise noted, the financial data that we present in this annual report has been prepared in accordance with generally accepted accounting principles in the United Kingdom, or UK GAAP. UK GAAP differs in some respects from generally accepted accounting principles in the United States, or US GAAP. For a summary of the main differences between US GAAP and UK GAAP as they relate to us, see Note 31 to our Audited Consolidated Financial Statements.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Our selected historical consolidated financial data presented in the table below has been derived from our Audited Consolidated Financial Statements for the five years ended 31 August 2003. You should read the following selected historical consolidated financial data in conjunction with the section entitled "Item 5—Operating and Financial Review and Prospects", and our Audited Consolidated Financial Statements and the related Notes appearing elsewhere in this annual report.

UK GAAP Information

	Year ended 31 August
Consolidated profit and loss account
	2003(1)		2003		2002		2001		2000		1999
	$		£		£		£		£		£
	(million, except for per share and dividend data)
Turnover:
Continuing activities	6,084		3,410		3,334		2,879		2,602		2,408
Discontinued activities(2)	–		–		–		–		30		1,695

Total turnover(3)	6,084		3,410		3,334		2,879		2,632		4,103

Trading profit before exceptional items	1,037		581		572		531		484		430
Add back goodwill amortization	71		40		38		12		3		–

Adjusted trading profit(4):
Continuing activities	1,108		621		610		543		487		430
Discontinued activities	–		–		–		–		13		241

Total adjusted trading profit(4)	1,108		621		610		543		500		671
Finance charges	(225)		(126)		(130)		(90)		(83)		(92)
Goodwill amortization	(71)		(40)		(38)		(12)		(3)		–
Mexican excise rebate(5)	68		38		213		47		–		–
Exceptional operating costs	(18)		(10)		(84)		(9)		(54)		(253)
Profits/(losses) on sales of businesses and fixed assets	–		–		–		6		59		167
Debenture/loan stock repayment premia	–		–		–		–		–		(272)

Profit on ordinary activities before taxation	862		483		571		485		419		221
Taxation	(227)		(127)		(166)		(128)		(80)		(140)
Minority interests and preference dividends	(29)		(16)		(13)		(13)		(9)		(6)

Profit earned for ordinary shareholders	607		340		392		344		330		75

Earnings and dividends
Earnings per ordinary share:
Basic	56.4	¢	31.6	p	36.8	p	32.6	p	31.2	p	7.2	p
Diluted	56.4	¢	31.6	p	36.7	p	32.6	p	31.2	p	7.2	p
Earnings per ordinary share before exceptional items and discontinued activities:
Basic(6)	53.3	¢	29.9	p	29.2	p	30.0	p	29.4	p	22.3	p
Diluted(6)	53.3	¢	29.9	p	29.1	p	30.0	p	29.4	p	22.3	p
Dividends per ordinary share	25.0	¢	14.0	p	13.0	p	12.1	p	11.0	p	15.0	p
Weighted average ordinary shares used in earnings per share calculations:
Basic	1,075		1,075		1,066		1,054		1,059		1,047
Diluted	1,076		1,076		1,069		1,055		1,059		1,047

	As at 31 August
Consolidated balance sheet data(7)
	2003(1)	2003	2002	2001	2000	1999(2)
	$	£	£	£	£	£
	(million)
Net current assets	1,167	654	546	360	563	397
Total assets	9,048	5,071	4,929	3,866	2,747	5,004
Net debt	4,303	2,412	2,578	1,854	1,254	1,315
Net assets	1,773	994	786	409	203	2,219
Called-up share capital	494	277	277	267	267	3,470

US GAAP Information

	Year ended 31 August
Consolidated profit and loss account data
	2003(1)		2003		2002		2001		2000
	$		£		£		£		£
	(million, except for per share data)
Turnover(8)	5,754		3,225		3,181		2,759		2,520
Operating profit from continuing activities	1,012		567		622		575		373
Net income:
Continuing activities(9)	500		280		406		332		266
Discontinued activities	–		–		–		–		1,288

Net income(9)	500		280		406		332		1,554

Basic and diluted net earnings per share:
Continuing activities(9)	46.0	¢	26.0	p	38.0	p	31.5	p	25.1	p
Discontinued activities	–		–		–		–		121.6	p

Total(9)	46.0	¢	26.0	p	38.0	p	31.5	p	146.7	p

	Year ended 31 August
Consolidated balance sheet data
	2003(1)	2003	2002	2001	2000
	$	£	£	£	£
	(million)
Total assets	11,472	6,430	6,044	5,260	4,285
Shareholders' funds and minorities	3,092	1,733	1,621	1,552	1,579

Notes:

(1)
Amounts translated for convenience at the noon-buying rate on 31 December 2003 of £1.00=$1.7842.

(2)
We restructured our business in September 1999 to focus on our Spirits & Wine and Quick Service Restaurants businesses, by disposing of our managed and leased pub business and our 50% interest in a liquor store joint venture, which we collectively refer to as our UK Retail business, to Punch Taverns Group Limited. Accordingly, our discontinued activities relate primarily to the disposal of our UK Retail business. Our 1999 discontinued activities also include our disposal of Cantrell & Cochrane.

(3)
In the years ended 31 August 2000 and 1999, turnover respectively included £12 million and £624 million of our share of turnover from third-party ventures.

(4)
We define "adjusted trading profit" as trading profit before exceptional items and goodwill amortization. We present a reconciliation of "adjusted trading profit" to "trading profit before exceptional items" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section in Item 5.

(5)
In September 2000, the Mexican Supreme Court ruled that the excise duty regime imposed on large spirits companies in Mexico was inequitable and awarded damages to several of the plaintiffs, including us. The Mexican Supreme Court awarded compensation which, by agreement with the Mexican tax authorities in October 2001, is principally received by offset against current and future duties and taxes. During the year ended 31 August 2003, £38 million was received (2002: £213 million, 2001: £47 million) and was subject to applicable corporation tax at 35%. We do not expect any further receipts in the future. Due to the significant increase in its size during the year ended 31 August 2002, the rebate was treated as exceptional operating income. As a result, for comparative purposes, the rebate of £47 million received during the year ended 31 August 2001 was reclassified as an exceptional item. For a further description of the Mexican excise rebate, see "Item 5—Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Mexican Excise Rebate".

(6)
Basic earnings per ordinary share before exceptional items and discontinued operations of 29.9p in the year ended 31 August 2003 (2002: 29.2p, 2001: 30.0p) has been calculated on earnings before exceptional items and discontinued activities of £322 million (2002: £311 million, 2001: £316 million) divided by the average number of shares of 1,075 million (2002: 1,066 million, 2001: 1,054 million). Diluted earnings per share of 29.9p in the year ended 31 August 2003 (2002: 29.1p, 2001: 30.0p) has been calculated on earnings before exceptional items and discontinued activities of £322 million (2002: £311 million, 2001: £316 million) divided by the average number of shares and potentially dilutive ordinary shares of 1,076 million (2002: 1,069 million, 2001: 1,055 million).

(7)
We have reclassified our UK GAAP consolidated balance sheet data to conform to our GAAP financial measures.

(8)
As explained in Note 31 to our Audited Consolidated Financial Statements, for purposes of reporting US GAAP information, we have adopted EITF 01-09—Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products on 1 September 2001. Following the adoption of EITF 01-09, we have classified certain marketing expenditure as a reduction in turnover for the four years ended 31 August 2003. Compliance with this pronouncement resulted in turnover and operating costs for the year ended 31 August 2003 decreasing by £175 million (2002: £143 million, 2001: £120 million, 2000: £100 million). In addition, as explained in Note 31 to our Audited Consolidated Financial Statements, our Quick Service Restaurant business has entered into agreements to sell the right to develop multiple stores within a specified territory, which entitles us to non-refundable franchise fees. Under US GAAP, we recognise revenue based on store openings or until the rights to develop the territory have been forfeited. This has resulted in our US GAAP turnover, for the year ended 31 August 2003, decreasing by £10 million (2002: £9 million).

(9)
As explained in Note 31 to our Audited Consolidated Financial Statements, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142 on 1 September 2001. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment at least annually. If such amortization were excluded from results for prior periods, net income (and earnings per ordinary share) would be increased by £61 million (5.9p) for the year ended 31 August 2001 (2000: £56 million (5.3p)).

Dividends

Our Board of Directors normally declares an interim dividend in respect of each fiscal year in April for payment in July. The final dividend in respect of each fiscal year is normally recommended by our Board of Directors in October and paid in February following approval by our shareholders.

The following table sets out the dividends paid on our ordinary shares and American Depositary Shares, or ADSs, in respect of each of the five years ended 31 August 2003. In July 2002, we entered into an amended and restated deposit agreement, which we refer to as the Deposit Agreement, among ourselves, JPMorgan Chase Bank, as depositary of our ADSs, and the holders from time to time of our American Depositary Receipts, or ADRs. The amended and restated Deposit Agreement, among other things, amended the terms of our ADSs so that each ADS represents a beneficial interest in four ordinary shares. Payments of dividends per ADS shown in the table below represent payments on the four ordinary shares underlying that ADS.

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

	Year ended 31 August
	2003		2002		2001		2000		1999
per ordinary share
Interim	5.30	p	4.90	p	4.50	p	4.00	p	15.00	p
Final	8.70	p	8.10	p	7.60	p	7.00	p	–

Total	14.00	p	13.00	p	12.10	p	11.00	p	15.00	p

per ADS(1)
Interim	34.17	¢	30.88	¢	21.60	¢	19.16	¢	89.36	¢
Final	63.63	¢	52.63	¢	38.40	¢	36.52	¢	–

Total	97.80	¢	83.51	¢	60.00	¢	55.68	¢	89.36	¢

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

A revised income tax convention between the United States and the United Kingdom has been ratified. This will affect the US Federal income tax consequences of owning our ordinary shares or ADSs, including the taxation of dividend payments. For a more detailed discussion of those and other tax consequences of owning our ordinary shares or ADSs, see the section entitled "Item 10—Additional Information—Taxation".

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

	Annual exchange rates of US Dollars per £1.00 for the year ended 31 August
	2003	2002	2001	2000	1999
Low	1.5343	1.4095	1.3730	1.4514	1.5515
High	1.6840	1.5800	1.5045	1.6765	1.7222
Average	1.5961	1.4624	1.4418	1.5667	1.6303
Period-End	1.5773	1.5476	1.4510	1.4515	1.6086

	Monthly exchange rates of US Dollars per £1.00 for the month ending
	31 January 2004	31 December 2003	30 November 2003	31 October 2003	30 September 2003	31 August 2003
Low	1.7902	1.7200	1.6693	1.6598	1.5732	1.5728
High	1.8511	1.7842	1.7219	1.7025	1.6642	1.6170

Note:

On 20 February 2004, the noon-buying rate was £1.00=$1.8668.

Exchange Controls and Other Limitations Affecting Security Holders

There are currently no UK foreign exchange control restrictions on our operations or affecting the remittance of dividends. Any dividends we pay to holders of our ADSs may be subject to UK or other taxation. You should read the information in the section entitled "Item 10—Additional Information—Taxation" for a more detailed discussion. There are no restrictions under our Memorandum and Articles of Association or under the laws of England and Wales that limit the right of non-resident or foreign holders to hold or exercise voting rights in connection with our ordinary shares.

Risk Factors

The key risks relating to our business and industry are included below. Additional risks of which we are presently not aware or that we currently deem immaterial may also impair our business.

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

In addition, we have entered into agreements with third parties to produce ready-to-drink and other products that carry our brands and trademarks. If these third parties contaminate or cause a lowering of the quality of these products, they could tarnish the overall reputation of the relevant brands and this could result in reduced sales of the affected brand or brands.

Our business may be adversely affected by an economic downturn, recession, acts or threats of terrorism, acts or the threat of war or other adverse political developments in our key markets.

Our business is dependent on general economic conditions in the United States, Mexico, South Korea, Spain, United Kingdom and other key markets. A significant deterioration in these conditions, including a reduction in consumer spending levels, could have a significant adverse effect on our results. We believe that during times of economic uncertainty or hardship consumers may choose to purchase lower value consumer goods as opposed to higher value consumer goods, which include our premium branded spirits and wine. Reduced sales by our Spirits & Wine business as a result of an economic downturn or recession in certain key markets may have an adverse effect on the results of operations of our Spirits & Wine business. Because turnover of our Spirits & Wine business represented 92% of our total turnover during the year ended 31 August 2003, a reduction in sales of our premium branded spirits and wine in those key markets could have an adverse effect on our results of operations and business prospects as a whole. Our operations are also subject to a variety of other risks and uncertainties relating to trading in foreign countries, including political or economic upheaval, changing excise duty regimes and the introduction of import, investment or currency restrictions and changes in industry inventory levels that may affect our ability to trade in those markets. In the same way, acts of terrorism or the outbreak of war, consumer concern over threats of terrorism or the threat of war or other adverse political developments, and the ongoing concerns of global pandemics, such as SARS, may have a depressing effect on consumers' propensity to purchase higher value goods in our key markets. In particular, we believe that terrorist acts, threats of further terrorist acts or the outbreak of war, may reduce consumers' inclination to travel, thereby adversely affecting sales of our spirits and wine in the duty free market. In addition, we also believe that other adverse political developments affecting some of our key markets could lead to an economic down turn or recession in those markets. These disruptions and other adverse political and economic developments in our markets can cause volatility in the pattern of our trading results in those markets over time.

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

Our success depends, in large part, on our ability to protect our current and future brands and products and to defend our intellectual property rights. We have been issued numerous trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark applications seeking to protect newly-developed brands and products. We cannot be sure that trademark registrations will be issued with respect to any of our pending trademark applications. There is also a risk that we could, by omission, fail to renew a trademark or that our competitors will not challenge, invalidate or circumvent any existing or future trademarks issued to, or licensed by, us.

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

An interruption or substantial decrease in our ability to supply customers of our brands could damage our sales and image as well as our relationships with customers and consumers. Problems which might constrain supply or lead to increased costs include:

  •
  Climate, agriculture and nature:    A number of our products such as champagne, cognac, wine, some whiskies and tequila depend on agricultural produce from demarcated regions. If any of these regions were to experience weather variations, natural disasters including earthquakes, pestilence or other occurrences, we might not be able to obtain readily a sufficient supply and there could be a decrease in our production of the product from that region or an increase in its cost.

  •
  Loss of inventory:    We have a substantial inventory of aged product categories, principally Scotch whisky, Canadian whisky, cognac, brandy and fortified wine, which mature over periods of up to 30 years. As at 31 August 2003, our maturing inventory amounted to £1,047 million. While our maturing inventory is stored at numerous locations throughout the world, the loss through fire or other natural disaster of all or a portion of our stock of any one of those aged product categories may not be replaceable and, consequently, may lead to a substantial decrease in supply of those products. Additionally, the judgemental nature of determining how much of our aged products to lay down in any given year for future consumption, means that there is an inherent risk of forecasting error. This could lead to either an inability to supply future demand or lead to future surplus inventory and consequently a write down in value.

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

We have relationships with third parties throughout our business. The breakdown of some of these relationships could immediately limit our access to customers and, as a result, damage short- and long-term performance. These relationships include:

  •
  Distribution and manufacturing partnerships:    We have agreements with third parties to distribute and in some cases manufacture our products in various key markets, including Jinro Limited, in South Korea, and Suntory Limited, in Japan. A change in these relationships, including the consequential impact of any financial instability of our partners, could seriously interrupt our business in those countries in both the long- and short-term. In our largest market, the United States, we are required by law to service retailers and consumers through the intermediaries of distributors and wholesalers (and, in the Control States, through State-owned agencies performing these functions). Contractual disputes, labor disputes or financial shortcomings of these intermediaries could inhibit our ability to service the US market with our products.

  •
  Brand distribution rights:    We distribute some third-party brands through our global spirits and wine distribution network. In particular, we have acquired the trademark rights to the Stolichnaya® brand of vodka in the United States. We have an exclusive distribution agreement with Spirits International NV and S.P.I. Spirits (Cyprus) Limited, which together we refer to as SPI Spirits, to distribute Stolichnaya vodka in the United States, Canada and Mexico and the right of first refusal over the distribution of the Stolichnaya brand as it becomes available in other countries. SPI Spirits and the Russian government have been involved in a long running dispute over the trademark rights to Stolichnaya. While we are not a party to the dispute, there is a risk that the Russian government may take action that prevents our supplier from entirely fulfilling its obligations to us. Any sustained interruption in the supply may adversely affect our business.

  •
  Franchisees:    We are dependent on the management of each quick service restaurant by our franchisees. Differing levels of quality or service at each quick service restaurant or improper management by any of these franchisees could compromise the consumer image of our quick service restaurant brands and adversely affect our business performance.

  •
  International retail customers:    Multiple retail chains are an important channel for our Spirits & Wine business. The increasing consolidation of the supermarket industry worldwide is resulting in the creation of a small number of powerful international retailers. This concentration of our business in fewer, larger, customers may continue to result in pressure on our margins, particularly in our important European market, and thus present a risk to us if mutually beneficial relationships are not sustained.

Litigation and publicity concerning product quality, health and other issues may cause consumers to avoid our products and may result in liabilities.

Litigation and complaints from consumers or government authorities resulting from beverage and food quality, illness, injury, alcohol abuse, illegal sales or targeted advertising and promotion of alcoholic beverages to the under-aged, obesity and other health concerns or other issues stemming from one product or a limited number of products, including ready-to-drink and other products produced by licensees or franchisees, may affect our industry. More specifically, we may be the subject of class action or other litigation relating to these allegations. We are aware of such a class action against certain beverage alcohol companies in the United States but we are not a named party under this class action. Any litigation or adverse publicity surrounding any of these allegations may negatively affect us and our licensees or franchisees, regardless of whether the allegations are true, by discouraging consumers from buying our products. In addition, litigation could result in a judgment for significant damages against us. We could also incur significant litigation costs and the diversion of management time as a result of a lawsuit or claim regardless of the result.

Our operations are conducted in many countries and, as a result, fluctuations between the Pound Sterling and other major currencies may affect our financial results.

We conduct our operations in many countries, and accordingly, a substantial portion of our sales and production costs are denominated in currencies other than Pounds Sterling. As a result, fluctuations between the Pound Sterling and other major currencies, including the US Dollar and the Euro, may affect our financial results. In particular, the fact that sales revenues and production costs may be in different currencies can lead to a different impact of currency fluctuation on reported revenue and reported profit. We believe that, due to the fact that North America accounts for a substantial proportion of our total sales volumes, a substantial decline in the rate of exchange between the US Dollar and Pound Sterling has had and may continue to have a significant adverse effect on our financial results. We cannot assure you that further volatility in the rate of exchange between Pounds Sterling and other currencies will not have or continue to have a significant adverse effect on our financial results.

The cost of providing pension and post-retirement healthcare benefits to eligible former employees is subject to changes in pension fund values and changing demographics, and may have a significant adverse effect on our financial results.

We operate a number of pension and post-retirement healthcare plans throughout the world which provide defined benefits. While the majority of these plans are closed to new employees, the cost of providing these benefits to eligible former employees is subject to changes in pension fund values and changing demographics, including longer life expectancy of beneficiaries. We believe that sustained declines or volatility in equity markets and reductions in bond yields have and may continue to have a significant adverse effect on the funding levels of our pension funds. In addition, any shift to a sustained lower level of UK price inflation would also be expected to inflict a negative impact on funding levels as the relevant fund rules require that a minimum annual increase be applied to UK pensions. In these circumstances we may be required to recognize a charge to our profit and loss account to the extent that the pension fund values are less than the total anticipated liability under the plans. We cannot assure you that such charges will not have an adverse effect on our financial results. On 10 February 2004 the UK Government published a Pensions Bill, the aim of which is to enact enhancements to the security of UK occupational pension plan benefits. Whilst most of the proposals will add marginally to the overhead of pensions governance, the proposal to create a Pension Protection Fund ("PPF") modelled on the US Pension Benefit Guarantee Corporation could have significant cost implications for us. Historic business interests mean that we sponsor two UK pension funds with a total membership of over 57,500.

Item 4. Information on the Company

Overview

We are a leading international branded drinks and retailing group. Our business comprises one of the world's largest international spirits and wine groups, which we refer to as our Spirits & Wine business, and a leading international quick service restaurants group, which we refer to as our QSR business. During the year ended 31 August 2003, our turnover was £3,410 million, trading profit before exceptional items was £581 million and adjusted trading profit was £621 million.

Our Spirits & Wine business manufactures, markets and sells a portfolio of premium branded spirits, which Impact International estimates included 12 of the top 100 premium distilled spirit brands by volume in 2002, and a growing portfolio of premium branded wines. Our Spirits & Wine business operates through a global distribution network in over 50 countries and generates approximately 35% of its adjusted trading profit in North America and 22% in Europe. During the year ended 31 August 2003, turnover of our Spirits & Wine business was £3,151 million, trading profit before exceptional items was £482 million and adjusted trading profit was £522 million. Turnover, trading profit before exceptional items and adjusted trading profit of our Spirits & Wine business represented approximately 92%, 83% and 84% of our total turnover, trading profit before exceptional items and adjusted trading profit, respectively, in that year.

Our QSR business operates an international franchise business, which comprises over 11,300 distribution points. Our QSR business is comprised of Dunkin' Donuts®, one of the world's leading coffee and baked goods chains; Baskin-Robbins®, one of the world's leading ice cream franchises; and Togo's®, a sandwich chain operating principally on the West Coast of the United States. During the year ended 31 August 2003, turnover of our QSR business was £259 million, principally related to franchise fees on retail sales by our franchisees, and trading profit before exceptional items was £79 million. Turnover and trading profit before exceptional items of our QSR business represented approximately 8% and 14% of our total turnover and trading profit before exceptional items, respectively, in that year.

We also hold a 25%, less one share, interest in Britannia Soft Drinks Limited, a UK company engaged in the manufacture and sale of soft drinks.

The following table sets out for each of the three years ended 31 August 2003 our turnover, trading profit before exceptional items and adjusted trading profit by business segment and as a percentage of total turnover, total trading profit before exceptional items and total adjusted trading profit for each business segment.

	Year ended 31 August
	2003		2002		2001
	£	%	£	%	£	%
	(million, except percentages)
Turnover(1)
Spirits & Wine	3,151	92	3,018	91	2,571	89
QSR	259	8	316	9	308	11

Total	3,410	100	3,334	100	2,879	100

Trading profit before exceptional items
Spirits & Wine	482	83	478	84	446	84
QSR	79	14	78	14	72	14
Britannia	20	3	16	2	13	2

Total	581	100	572	100	531	100

Adjusted Trading Profit(2)
Spirits & Wine	522	84	516	85	458	85
QSR	79	13	78	13	72	13
Britannia	20	3	16	2	13	2

Total	621	100	610	100	543	100

Notes:

(1)
Turnover for our Spirits & Wine business includes excise duty paid on our spirits and wine products and for our QSR business primarily comprises franchise income.

(2)
We define "adjusted trading profit" as trading profit before exceptional items and goodwill amortization. We present a reconciliation of "adjusted trading profit" to "trading profit before exceptional items" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section in Item 5.

The following table sets out for each of the three years ended 31 August 2003 our turnover by geographic market and as a percentage of total turnover.

	Year ended 31 August
	2003		2002		2001
	£	%	£	%	£	%
	(million, except percentages)
Geographical analysis
Turnover
Europe	1,387	41	1,213	36	982	34
Americas	1,495	44	1,599	48	1,542	54
Rest of World	528	15	522	16	355	12

Total	3,410	100	3,334	100	2,879	100

History and Development

The Company was established in 1961 by the merger of three UK brewing and pub retailing companies. Since then, we have grown to become a leading international branded drinks and retailing company with operations in the spirits and wine industry, the quick service restaurants industry and, until September 1999, the retail pub industry.

Spirits & Wine Business

The key events in the growth of our Spirits & Wine business were:

  •
  In 1966, we acquired Harveys of Bristol, a UK-based producer of spirits and wine and the owner of Harveys® sherry and Cockburn's® port;

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

In recent years we have increased the scope of our premium wine portfolio through a series of acquisitions, namely:

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

  •
  In 2002, we acquired Mumm Cuvée Napa®, a Californian sparkling wine.

QSR Business

We entered the quick service restaurants business in 1978 with our acquisition of J. Lyons & Company Limited, owner of Baskin-Robbins. In 1989, we acquired Dunkin' Donuts, and in 1997 we acquired Togo's.

Business Description and Strategy

Spirits & Wine Description

We are one of the largest international spirits producers, and we have a global distribution network dedicated to distributing our brands and brands owned by third parties. Our Spirits & Wine business oversees and operates these production and distribution operations. Turnover of our Spirits & Wine business for the year ended 31 August 2003 was £3,151 million, trading profit before exceptional items was £482 million and adjusted trading profit was £522 million.

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

  •
  premium wines; and

  •
  other spirits & wine brands.

Our core brands, Ballantine's Scotch whisky, Kahlúa liqueur, Malibu coconut-flavored rum-based spirit, Beefeater gin, Canadian Club whisky, Sauza® tequila, Courvoisier cognac, Tia Maria® liqueur and Maker's Mark® bourbon, collectively accounted for sales of approximately 20.6 million nine liter cases, or 30% of our spirits and wine portfolio by volume, in the year ended 31 August 2003.

Our local market leaders, which include Presidente® and Don Pedro® brandies, Whisky DYC® and Imperial® whiskies and Stolichnaya vodka, accounted for approximately 11.9 million cases, or 17% of our spirits and wine portfolio by volume, in the year ended 31 August 2003.

Our premium wine portfolio generally retails at a global price of greater than $7 per bottle, and includes table wine, sparkling wine and champagne. During the year ended 31 August 2003, our Spirits & Wine business sold approximately 15.8 million cases of premium branded wines, or 23% of our spirits and wine portfolio by volume.

Other spirits & wine brands accounted for sales of approximately 20.3 million cases, or 30% of our spirits and wine portfolio by volume, during the year ended 31 August 2003.

Spirits & Wine Strategy

The objective of our Spirits & Wine business is to create shareholder value through the profitable growth of the business. We believe that we are building a strong platform for sustainable future growth using a combination of focused investment in our core business to drive organic growth and through value-enhancing acquisitions.

  •
  Driving organic growth

    Focus on key brand/market combinations.    We will continue to invest in consumer-led marketing behind our core brands in key markets to drive sustained long-term growth. In the year ended 31 August 2003, our Spirits & Wine business invested £437 million in advertising and promotion, of which approximately 57% was in connection with our core brands. Key markets are those where scale, market and competitor dynamics offer clear growth opportunities, such as the United States, Spain, Mexico and South Korea. We also intend to intensify the focus on our local market leaders in their respective markets.

    In our drive to become a marketing-led company, we are focusing on improving our understanding of the consumer, so as to better predict their choice of drink and brand. We have clearly defined strategies for eleven brands and country strategies for our ten largest markets.

    Product innovation and line extension.    We have increased investment behind new product development and innovation as a means of driving future revenue and profit growth. For example, we plan to take advantage of market opportunities to introduce new product lines where appropriate and cost effective. During 2003 we launched new spirits products, including

    WET by Beefeater™, a premium extension of Beefeater gin, and Kuya™, a spiced, fusion rum extension of Kahlúa, as well as a number of new premium wine labels.

    Optimize returns from existing assets.    We actively seek opportunities to improve returns from our existing assets through the effective management of our brands and optimization of our cost and capital base. We have undertaken a number of major initiatives that we expect will enable us to reduce costs in our production operations, mainly in Scotland and Mexico. Through new ways of working, we are seeking to achieve additional cost efficiencies and working capital improvements from progressive supply chain integration and targeted cost reductions through efficient business processes and structure.

  •
  Improving the growth profile of our business through value-enhancing acquisitions

    Re-align and strengthen our portfolio and presence.    We have made a number of acquisitions over the past two to three years to support our objective to build a strong platform for sustainable future growth. They were selected to deliver the following benefits: Fill gaps in the portfolio—the acquisition of the Malibu brand, the trademark rights for Stolichnaya in the United States and the distribution rights for Stolichnaya in Canada, the Nordic countries and Mexico; Build critical mass in markets of strategic importance—the acquisition of Kuemmerling® bitters in Germany; Extend geographical reach into markets with growth potential—the creation of the Jinro Ballantines venture in South Korea; Access categories that we deem to have growth potential—the establishment of a premium wine business of global scale. A significant portion of our acquired businesses have been integrated and are enhancing earnings.

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

Spirits & Wine Portfolio

Core Brands

Our core brands typically have a strong position in more than one market with potential for global scale. Impact International estimates that in 2002 seven of our core brands were in the top 100 premium distilled spirit brands by volume. A description of our core brands follows:

Ballantine's. The Ballantine's range includes Ballantine's Finest and Ballantine's Premium aged whiskies ranging from 12 to 30 years old. Impact International estimated that Ballantine's was one of the top ten premium distilled spirit brands by volume in 2002. We sold approximately 5.5 million cases of Ballantine's in the year ended 31 August 2003. Ballantine's is our largest selling brand in Europe with Spain, its largest market, accounting for approximately 1.6 million cases during the year ended 31 August 2003.

Kahlúa. Kahlúa is a coffee-flavored liqueur. Impact International estimated that Kahlúa was one of the top 25 premium distilled spirit brands by volume in 2002. We sold approximately 3.1 million cases of Kahlúa during the year ended 31 August 2003 with the United States, its largest market, accounting for approximately 2.0 million cases. We also sell a range of ready-to-drink Kahlúa cocktails under the tradename of "Kahlúa to Go®".

Malibu. Malibu is a coconut-flavored rum-based spirit that was first produced in 1980. Impact International estimated that Malibu was one of the top 40 premium distilled spirit brands by volume in 2002. We sold approximately 2.5 million cases of Malibu during the year ended 31 August 2003 with the United States, its largest market, accounting for approximately 1.0 million cases.

Sauza. Impact International estimated that Sauza tequila was the world's fastest growing international distilled spirit by volume gain in 2002, and was one of the top 40 premium distilled spirit brands by volume in 2002. We sold approximately 2.4 million cases of Sauza during the year ended 31 August 2003 with the United States and Mexico, its largest markets, accounting for 1.1 million and 0.9 million cases, respectively.

Beefeater. Impact International estimated that Beefeater gin is the world's leading imported gin and was one of the top 35 premium distilled spirit brands by volume in 2002. We sold approximately 2.2 million cases of Beefeater during the year ended 31 August 2003 with Spain, its largest market, accounting for 0.9 million cases.

Canadian Club. Impact International estimated that Canadian Club whisky was one of the top 35 premium distilled spirit brands by volume in 2002. We sold approximately 2.4 million cases of Canadian Club during the year ended 31 August 2003 with the United States, its largest market, accounting for approximately 1.3 million cases.

Courvoisier. Impact International estimated that Courvoisier cognac was the No. 1 cognac in the United Kingdom and one of the top 90 premium distilled spirit brands by volume in 2002. We sold approximately 1.1 million cases during the year ended 31 August 2003 with the United States and the United Kingdom, its largest markets, accounting for 0.5 million and 0.3 million cases, respectively.

Tia Maria. Tia Maria is a premium, medium-strength Jamaican coffee-flavored liqueur. During the year ended 31 August 2003, we sold approximately 0.9 million cases of Tia Maria with its principal market being the United Kingdom. We launched a sister brand, Tia Lusso™, a new light cream liqueur, in May 2002.

Maker's Mark. Maker's Mark is a niche super premium Kentucky bourbon that we produce in batches of less than 19 barrels with every bottle sealed by being hand dipped into its signature red wax. During the year ended 31 August 2003, we sold approximately 0.5 million cases, principally in the United States.

Local Market Leaders

In addition to our core brands, we have identified brands that occupy a strong position in key markets and are capable of delivering critical mass in those markets or which present opportunities for growth. We refer to these brands as local market leaders. Impact International estimated that five of our local market leaders were in the top 100 premium distilled spirit brands by volume in 2002. Our most important local market leaders are:

Presidente. Presidente is a brandy distilled and primarily consumed in Mexico. Impact International estimates that Presidente was one of the top 30 premium distilled spirit brands by volume in 2002. We sold approximately 2.2 million cases of Presidente in Mexico during the year ended 31 August 2003.

Whisky DYC. Whisky DYC is a whisky distilled and primarily consumed in Spain. Impact International estimated that Whisky DYC was one of the top 55 premium distilled spirit brands by volume in 2002. We sold approximately 1.5 million cases of Whisky DYC in Spain during the year ended 31 August 2003.

Stolichnaya. Stolichnaya is a Russian vodka for which we have acquired the distribution rights for various countries, including the United States. We sold approximately 1.8 million cases of Stolichnaya during the year ended 31 August 2003, in the United States.

Don Pedro. Don Pedro is a brandy distilled and primarily consumed in Mexico. Impact International estimated that Don Pedro was one of the top 65 premium distilled spirit brands by volume in 2002. We sold approximately 1.3 million cases of Don Pedro in Mexico during the year ended 31 August 2003.

Imperial. Imperial is a Scotch whisky primarily consumed in South Korea. We sold approximately 1.0 million cases of Imperial whisky during the year ended 31 August 2003.

Hiram Walker liqueurs. The Hiram Walker® liqueur range offers a wide range of flavored liqueurs. Impact International estimated that Hiram Walker Liqueurs was one of the top 85 premium distilled spirit brands by volume in 2002. We sold approximately 1.0 million cases of Hiram Walker liqueurs during the year ended 31 August 2003, in the United States.
Centenario. Centenario® is a brandy produced and primarily consumed in Spain. We sold approximately 0.7 million cases of Centenario in Spain during the year ended 31 August 2003.

Teacher's. Teacher's® is a Scotch whisky whose largest market is the United Kingdom. Impact International estimated that Teacher's was one of the top 55 premium distilled spirit brands by volume in 2002. We sold approximately 0.6 million cases of Teacher's in the UK during the year ended 31 August 2003.

Premium Wine Brands

Since January 2001, we have substantially increased our premium wine portfolio through a series of acquisitions. These acquisitions now provide us with a branded premium wine business of global scale with production interests in New Zealand, the United States, France, Spain, Argentina, Mexico and Portugal. Our most important premium wine brands are:

Mumm. Mumm® is one of the leading worldwide champagne brands with its principal markets in France, the United Kingdom, the United States and Italy. During the year ended 31 August 2003, we sold approximately 0.6 million cases.

Perrier Jouët. The flagship of this champagne range is Perrier Jouët® Belle Époque, distinguished by the hand painted flower design on its bottle. Perrier Jouët's key market is the United States. During the year ended 31 August 2003, we sold approximately 0.2 million cases.
Montana. Montana® is the largest wine producer and exporter in New Zealand. During the year ended 31 August 2003, we sold approximately 5.3 million cases.
Clos du Bois. Clos du Bois® is one of the leading super-premium Californian wine brands. During the year ended 31 August 2003, we sold approximately 1.4 million cases, primarily in the United States.

Campo Viejo. Campo Viejo®, produced by Bodegas y Bebidas, is a leading brand from the Rioja region of Spain. Campo Viejo is sold throughout Europe, and during the year ended 31 August 2003, approximately 1.0 million cases of Campo Viejo were sold.

Graffigna. Graffigna® is based in the San Juan region of Argentina. During the year ended 31 August 2003, we sold approximately 1.0 million cases.

Other Spirits & Wine

Other spirits & wine brands are managed in their respective markets, and we expect to utilize their cash and profit generation to maximize their return for shareholders.

Spirits & Wine Production

Properties, Plants and Equipment

We own or lease land and buildings throughout the world. Our properties primarily consist of a variety of manufacturing, distilling, maturing, bottling and administration operating sites spread across our operations, as well as vineyards in New Zealand, the United States, France, Spain and Argentina. As at 31 August 2003, our properties had a net book value of £511 million. Eight principal Allied Domecq operating units account for approximately 89% of the total net book value of £511 million, namely Montana (vineyards), Allied Domecq Wines USA (vineyards), Allied Distillers Limited (distilling), Mumm and Perrier Jouët (vineyards), Hiram Walker & Sons Limited (distilling), our Spanish production facilities (distilling and vineyards), Domecq Mexico (distilling and agave cultivation) and Courvoisier (distilling).

These operating units each have several manufacturing facilities. The locations, principal products, production capacity and production volume in the year ended 31 August 2003 of these principal operating units is set out in the following table:

Spirits production capacities quoted below, represent the capacity of our facilities based on current shift patterns and taking into account public holidays, weekends and other capacity constraints.

Operating unit	Location	Principal products	Production capacity	Production volume in 2003
			(Thousands nine-liter cases)
Domecq	Mexico	Brandy and tequila	14,400	9,322
Allied Distillers	Scotland	Scotch whisky, gin, liqueurs and other	25,000	11,484
Hiram Walker	United States and Canada	Canadian whisky, liqueurs and other	14,000	9,545
Domecq	Spain	Brandy, whisky, sherry and wine	7,200	5,810
Courvoisier	France	Brandy	1,600	1,202
			(Tons)(1)
Montana	New Zealand	Wines	57,500	24,856
Bodegas y Bebidas	Spain	Wines	56,600	38,743
Allied Domecq Wines USA	United States	Wines	38,800	33,480
Mumm and Perrier Jouët	France	Champagne	5,760	2,592

Notes:

(1)
Metric tons of grape crush capacity.

No individual tangible fixed asset has a net book value in excess of 5% of the aggregate net book value. We own approximately 96% of our properties by value and hold approximately 3% of our properties by value under leases running for 50 years or longer. Some of our production locations are sited in areas prone to earthquakes. Although we have previously bought insurance to cover earthquake damage, we have discontinued this practice and now self-insure.

Raw Materials

Most of the raw materials required for the production of our spirits and wine are agricultural commodities that we grow or purchase from third-party producers or on the open market. The raw materials that are the most volatile in supply are grapes and agave.

In the year ended 31 August 2003, we secured approximately 15% of our grapes for wine production, through our ownership and cultivation of vineyards. We also secured a substantial portion of our grapes through long-term supply contracts with a wide variety of local growers throughout the world. Those grapes that we do not grow or purchase through long-term supply contracts, we purchase on the open market.

As a result of an agave supply shortage in previous years in Mexico we took the decision in 2001 to cultivate and manage more of our own agave. As at 31 August 2003, we had approximately 14,900 hectares under cultivation of proprietary and contracted plantations. As our agave cultivation activities are relatively recent, considering agave should grow for between five to eight years prior to harvest, we rely on long-term agave supply contracts and the open market for the majority of our agave needs.

When purchasing other raw material supplies such as closures, bottles and labels, we take advantage of our scale as a global drinks business. We attempt to use a balanced roster of preferred suppliers to strike a favorable balance between consistent quality, low cost and security of supply.

Spirits & Wine Distribution

We own or control the distribution of approximately 90% of the sales of our Spirits & Wine business by volume through subsidiaries and operations in over 50 countries. The balance is carried out on our behalf by third parties with whom we usually have long-term distribution contracts. In addition, in some markets we distribute brands on behalf of other spirits and wine producers which helps to cover the fixed costs of operating our sales and marketing companies in those markets. Of our total sales volume during the year ended 31 August 2003, Europe accounted for approximately 26%, North America for approximately 24%, Latin America for approximately 18%, Asia Pacific for approximately 6%, the Premium Wine region for approximately 23% and Other, which includes bulk sales of spirits and wine as well as stand-alone Duty Free operations, for approximately 3% of our sales by volume.

Our distribution arrangements vary depending upon the particular markets with important regional differences outlined below.

  •
  North America. Local law in some US States and in most of the provinces and territories of Canada requires that local government-owned monopolies control the distribution of spirits. In the United States, we trade in a mandatory three-tier system, meaning that in States where the State liquor board does not control sales, we must sell to wholesalers who, in turn, sell to retailers and then to the end consumer. During the year ended 31 August 2002 we implemented a new five year country strategy in the United States. We have refined pricing by brand and by State, improved communications within the business, reviewed deployment of our sales forces and re-aligned our advertising and promotion spend to improve its effectiveness. In addition, a new organisation structure has been implemented that will allocate our resources closer to the market place and increase sales coverage. This will facilitate a better understanding of customers and consumers and further strengthen our relationships with distributors. Moreover, we continue to drive improvements in our distribution network by strengthening our distributor partnerships in our major markets. Our distributor agreements are being harmonized with our overall country strategy and are underpinned with a focus on long-term brand growth with incentives that share risk and reward.

  •
  Europe. In Europe we principally distribute our products through subsidiaries, either via wholesalers, or directly to specialist stores, supermarkets, convenience stores and owners of on premise outlets, who then sell to the end consumer.

  •
  Latin American and Asia Pacific. In Latin America and Asia Pacific, we distribute our products through a combination of subsidiaries, third-party distributors and through associations with other industry participants. In Asia Pacific, examples of our association with other industry participants are our arrangements with Jinro Limited for the bottling and distribution of whisky and other spirits in South Korea and our arrangement with Suntory Limited for the principal distribution of our products in Japan.

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

Spirits & Wine Competitors

Our Spirits & Wine business competes with other producers and distributors of spirits and wine on a local and international basis. At a local level, the spirits and wine industry is heavily fragmented. Internationally, we compete with an array of global companies. We list below our principal international competitors and a summary, to the best of our knowledge, of their main activities in relation to the spirits and wine industry:

  •
  Diageo plc, formed in 1997 as a result of the merger between Grand Metropolitan Public Limited Company and Guinness PLC, is one of the world's leading consumer goods companies. Diageo's brands include Smirnoff vodka, Smirnoff Ice, Johnnie Walker whisky, Gordon's gin and Bailey's liqueur. Diageo also distributes Cuervo tequila in some markets. In 2001, Diageo purchased a number of brands from the Seagram's wines and spirits business, including Captain Morgan rum and Crown Royal Canadian whisky.

  •
  Pernod Ricard, a French spirits group, whose premium brands include Ricard, Pastis 51, Pernod, Jameson Irish whiskey, Havana Club rum and Jacob's Creek wine. In 2001, Pernod Ricard purchased a number of brands from the Seagram's wines and spirits business, including Chivas Regal whisky, Martell cognac and Seagram's gin.

  •
  Brown-Forman Corporation, which produces the premium brands of Jack Daniel's and Southern Comfort and distributes Finlandia vodka. It derives its spirits profits primarily from the United States. It cooperates with third parties for the distribution of its products outside the United States. Brown-Forman also maintains a large premium wine business, which includes Fetzer wines and Korbel champagne.

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

The world wine market is extremely fragmented with the top five corporate producers accounting for just 7.6% of the global wine market. Competition is specific to particular niche price points and country of origin and there is no single producer with a similar business profile to us. Well known premium wine brand producers include LVMH, Remy Cointreau, Constellation Brands, Southcorp, Kendall-Jackson and Mondavi, and the Fosters Group's wine division Beringer Blass.

Spirits & Wine Regulation and Taxes

The production of spirits and wine in the European Union is subject to various regulations, including the testing of raw materials used and the standards maintained in production processing, storage, labeling and distribution. In the United States, the spirits and wine business is subject to strict Federal and State government regulations covering virtually every aspect of its operations, including production, marketing, pricing, labeling, packaging and advertising.

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

Import and excise duties can have a significant effect on our sales, both through reducing the overall consumption of alcohol and through encouraging consumer switching into lower-taxed categories of alcohol. We devote resources to encouraging the equitable taxation treatment of all alcoholic drink categories and to reducing government-imposed barriers to fair trading and market access.

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

Spirits and wine are also regulated in distribution. Many countries only permit the sale of alcohol through licensed outlets, both on and off premise. This may vary from government or State operated monopoly outlets to licensed on-premise outlets, such as bars and restaurants, which prevail in much of the western world.

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

International compliance with environmental requirements has not had a significant adverse effect on our results of operations, capital expenditures or competitive position.

QSR Description

Our QSR business comprises our US and international food franchising business. The core trading market for the business is the United States with over 7,400 distribution points nationwide, while the international business operates more than 3,900 additional distribution points. The system is franchised, reducing our required capital investment. Turnover for the year ended 31 August 2003 was £259 million, principally related to franchise fees on total retail sales by our franchisees of £2,742 million, and trading profit before exceptional items, was £79 million.

The brands included in our QSR business are:

Dunkin' Donuts. Dunkin' Donuts is one of the world's leading coffee and baked goods chains. During the year ended 31 August 2003, it generated 85% of its total retail sales from US markets. As at 31 August 2003, Dunkin' Donuts had 5,835 distribution points, of which 4,255 were located in the United States.

Baskin-Robbins. Baskin-Robbins is one of the world's largest ice-cream franchises. During the year ended 31 August 2003, it generated slightly more than half of its total retail sales from US markets. As at 31 August 2003, Baskin-Robbins had 5,105 distribution points, of which approximately half were in the United States.
Togo's. The Togo's brand was historically a West Coast sandwich chain. As at 31 August 2003, Togo's had 443 distribution points, substantially all of which were in the United States.

QSR Strategy

The objective of our QSR business is to be a global leader in its industry, known for the quality of its brands, retail offerings and staff. A new QSR Chief Executive Officer was appointed in January 2003 and the business was restructured. The new, leaner organization is structured to be brand-focused to work more efficiently and create operational synergies.

QSR's key strategies include expanding the Dunkin' Donuts brand into additional US markets where we are under-represented. We intend to use a focused-market approach whereby we will aim to reach targeted penetration levels in approximately three years time. New product offerings, such as the highly successful espresso, cappuccino and latte lines, and a concentrated public relations effort in new markets, will support this effort. Similar to the opportunity for expansion in the United States, we believe continued expansion in select international markets will contribute to our growth. Market relevance and speed to market will be driven by leveraging our global supply chain for new product and equipment development.

QSR is also focused on the development, implementation and support of tools, systems and processes that continuously improve upon execution at the shop level which we believe to be paramount to enhancing guest satisfaction results for all our brands. We continually look for better ways to communicate with, train and develop our people and our franchisees to better leverage these operational standards to provide our customers with an enjoyable shop experience every time.

QSR Raw Materials

In the United States, a franchisee-owned cooperative manages the purchase, supply and distribution of raw materials and finished products for the Dunkin' Donuts brand. As at February 2003, the Group has completed its outsourcing of product for the Baskin-Robbins brand. We now have a long-term, cost-plus arrangement with Dean Foods in the United States for the supply and distribution of ice cream and related products. International Multi-Foods supplies the Togo's brand.

Internationally, Dunkin' Donuts is managed through the US system, with some local supply of product where prudent either from a financial or a regulatory standpoint. Outside the United States, Baskin- Robbins is supplied primarily from our manufacturing plant in Peterborough, Canada, although some local procurement exists, including relationships in Japan and South Korea.

QSR Competitors

The quick service restaurant industry is highly competitive. We believe that the combination of overcapacity and rising real estate and labor costs is resulting in continued pressure on unit economics for many brands.

We believe our QSR business is strongly positioned to compete in the industry. Currently, we view our key competition as Starbucks, McDonald's, Yum! Brands (which owns Taco Bell, KFC and Pizza Hut), Burger King, Wendy's, Tim Horton's, Subway, Krispy Kreme, Quizno's and Panera Bread.

QSR Regulation

In the United States, we are subject to various Federal, State and local laws affecting the QSR business. Each quick service restaurant must comply with licensing and regulation by a number of governmental authorities, which include health, sanitation, safety and fire agencies in the State or municipality in which the restaurant is located. In addition, each operating company must comply with various Federal and State laws that regulate the franchisor/franchisee relationship. To date, we have not been significantly affected by any difficulty, delay or failure to obtain required licenses or approvals.

In the United States, we are also subject to Federal and State laws governing such matters as employment and pay practices, overtime and working conditions. The QSR restaurants pay the bulk of their employees on an hourly basis at rates related to the Federal minimum wage. The QSR restaurants are also subject to Federal and State child labor laws which, among other things, prohibit the use of certain "hazardous equipment" by employees 18 years of age or younger. We have not to date been significantly affected by such laws.

Outside the United States, the QSR restaurants are subject to national and local laws and regulations which are similar to those affecting the restaurants in the United States, including laws and regulations concerning labor, health, sanitation and safety. These restaurants are also subject to tariffs and regulations on imported commodities and equipment and laws regulating foreign investment. International compliance with environmental requirements has not had a significant adverse effect on our results of operations, capital expenditures or competitive position.

QSR Property

QSR owns or leases approximately 1,100 buildings for our franchise stores and corporate offices in the United States. In addition, we own a production facility in Peterborough, Canada that produces Baskin-Robbins branded ice cream. In the year ended 31 August 2003, it produced 4.3 million gallons of ice cream, and it has an annual production capacity of approximately 6.0 million gallons. As at 31 August 2003, our properties related to our QSR business had a net book value of £92 million.

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

Of the environmental issues that are under our control, the most relevant to us are energy use, water use, emissions to air from processing (including warehouse blackening), discharges to water, solid waste and packaging. We are not currently aware of any environmental problems or issues that could significantly affect our business or results of operations.

Third-Party Ventures

On 15 February 2000, we purchased a 70% interest in two South Korean companies, Jinro Ballantines Company Limited and Jinro Ballantines Import Company Limited, for £103 million. Jinro Limited, one of South Korea's largest spirits producers and distributors, holds the remaining 30% interest. The first of these companies bottles and distributes the acquired Imperial whisky brand while the second company imports and distributes brands from our international spirits portfolio.

We have entered into a series of arrangements with Suntory Limited, one of Japan's leading producers and distributors of spirits. We have a 49.99% interest in a Japanese company, Suntory Allied Limited, which has the principal rights to distribute our spirit products in Japan for a period up to and including 2029. Suntory Allied Limited is under the management control of Suntory Limited. At the same time as establishing Suntory Allied Limited, Suntory Limited took a 2.5% share in Allied Domecq Plc, (3.4% as at 31 January 2004). Additionally, Allied Domecq Plc holds a 1% unlisted investment in Suntory Limited, incorporated in Japan.

Public Takeover Offers

On 22 September 2003 the Group announced an Australian Dollar 143.6 million cash takeover offer for Peter Lehmann Wines Limited. The offer was subsequently increased and was then withdrawn with the consent of the Australian Securities and Investments Commission.

Organizational Structure

Allied Domecq PLC is the holding company of the Group. We have over 500 subsidiaries incorporated in over 50 countries. We have a 100% equity interest in all of our significant subsidiaries. We list those significant subsidiaries as at 31 August 2003 below together with their jurisdiction of incorporation.

Name	Jurisdiction of incorporation
Allied Domecq (Holdings) PLC	England and Wales
Allied Domecq Spirits & Wine Holdings PLC	England and Wales
Allied Domecq Spirits & Wine Limited	England and Wales
Allied Domecq Financial Services PLC	England and Wales
Allied Domecq Overseas Limited	England and Wales
Allied Domecq Overseas (Canada) Limited	England and Wales
Allied Domecq Overseas Holdings Limited	Cayman Islands
Allied Domecq Overseas (Europe) Limited	England and Wales
Allied Domecq International Holdings B.V.	Netherlands
Allied Domecq Netherlands B.V.	Netherlands
Allied Domecq Luxembourg Holdings S.a.r.l	Luxembourg
Allied Domecq Luxembourg S.a.r.l	Luxembourg
Allied Domecq Canada Ltd	Canada
Hiram Walker-Gooderham & Worts Limited	Canada
Allied Domecq North America Corp.	United States
Allied Domecq Spirits & Wine Americas, Inc.	United States
Allied Domecq Spirits & Wine USA, Inc.	United States

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

General

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with our Audited Consolidated Financial Statements and the related Notes appearing elsewhere in this annual report. Our Audited Consolidated Financial Statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of the principal differences between UK GAAP and US GAAP as they relate to us, and a reconciliation of profit and loss and equity shareholders' funds to US GAAP, see Note 31 to our Audited Consolidated Financial Statements.

We are a leading international branded drinks and retailing group. Our business comprises one of the world's largest international spirits and wine groups, our Spirits & Wine business, and a leading international quick service restaurants group, our QSR business. Our objective is to create shareholder value through the profitable growth of the business.

Overview

	Year ended 31 August As reported
			Reported growth
	2003	2002
	£	£	%
Turnover	3,410m	3,334m	2
Trading profit before exceptional items	581m	572m	2
Profit before tax excluding exceptional items	455m	442m	3
Earnings per share excluding exceptional items	29.9p	29.2p	2
Dividend per share	14.0p	13.0p	8
Spirits & Wine volumes (9L cases)	68.6m	63.5m	8

Our results demonstrate the resilience of the Group's performance internationally. Profit before tax and exceptional items grew by 3%, reflecting strong core brand growth, offset by absorbing the impact of additional pension costs of £48 million, an adverse foreign exchange impact of £19 million, the impact of trade inventory reductions in Spain and the United States, approximately £30 million, and the economic uncertainty created by the Iraq war and the SARS virus.

Our geographical diversity with our core markets in Mexico, US, South Korea and Spain provides us with a hedge against localised economic downturn and the strong performance in the United States this year has helped us ride out difficult conditions in the Eurozone.

Our spirits brand portfolio has been revitalized over the past three years by the acquisition of complementary brands, innovation and our new approach to marketing.

Our QSR business has delivered growth in trading profit as a result of our continued investment in innovation and marketing behind the Dunkin' Donuts and Baskin-Robbins brands.

There are continued uncertainties in the world economy and the Eurozone remains difficult. We are confident, however, that our business is well positioned to meet the challenges.

Presentation of non-GAAP financial measures

General

Our non-GAAP financial measures should be considered in addition to, and not as a substitute for or as a superior measure to, measures of financial performance reported in our primary financial statements. Where we discuss non-GAAP financial measures, the most directly comparable GAAP figures have been presented together with a reconciliation of the GAAP and the non-GAAP figures. Below is an explanation of why we believe each of our non-GAAP financial measures used within this document provides useful information regarding our financial condition and results of operations. Our primary financial statements are presented on pages F-3 to F-7.

Adjusted trading profit

We define "adjusted trading profit" as "trading profit before exceptional items and goodwill amortization". This is a non-GAAP financial measure for which the most directly comparable GAAP financial measure is "trading profit before exceptional items". Due to the timing of our acquisitions between 1986 and 2002 and the introduction of FRS No. 10 from 1 September 1998, requiring goodwill arising from acquisitions to be capitalized and amortized, we have chosen to exclude goodwill amortization from our discussions on our performance, because we consider it to be a non-operational item. We believe that the presentation of "adjusted trading profit" as a financial measure provides useful information regarding our underlying performance because it excludes the inconsistent impact of goodwill on profit, which may or may not be amortized depending on the timing of the acquisition.

Prior to our adoption of FRS No. 10 on 1 September 1998, we had acquired businesses with related goodwill (at historic exchange rates) of approximately £2,284 million, which in accordance with UK GAAP at the time was written-off directly to reserves. Since 1 September 1998 we have acquired businesses with related goodwill of £785 million, which in accordance with FRS No. 10 has been capitalized and amortized by equal instalments over its anticipated useful life, but not exceeding 20 years. Under UK GAAP our capitalized goodwill is held at the Group level.

Adjusted trading profit is materially different from trading profit before exceptional items because it does not include goodwill amortization, which totalled £40 million in the year ended 31 August 2003 (2002: £38 million, 2001: £12 million).

A reconciliation between the GAAP financial measure of "trading profit before exceptional items" and the non-GAAP financial measure "adjusted trading profit" for the three years ending 31 August 2003 is shown in the table below.

	Trading profit before exceptional items	Goodwill amortization	Adjusted trading profit
	£	£ (million)	£
Year ended 31 August
2003	581	40	621
2002	572	38	610
2001	531	12	543

Net turnover

We define "net turnover" as "turnover less excise duty". This is a non-GAAP financial measure for which the most directly comparable GAAP financial measure is "turnover". The exclusion of excise duty is useful in understanding our performance because turnover includes significant amounts of duty which we have no control over because they are set by external authorities. Our underlying volume and profitability are not necessarily directly affected by changes to the level of excise duties, although such changes can significantly impact our turnover. We believe our use of "net turnover" in addition to turnover provides additional year-on-year comparability of the element of turnover over which we exercise control.

Net turnover is materially different from turnover because it does not include excise duties which totalled £671 million in the year ended 31 August 2003 (2002: £638 million, 2001: £605 million).

A reconciliation between the GAAP measure of "turnover" and the non-GAAP financial measure "net turnover" for the three years ended 31 August 2003 is shown in the table below.

	Turnover	Excise duty	Net turnover
	£	£ (million)	£
Year ended 31 August
2003	3,410	(671)	2,739
2002	3,334	(638)	2,696
2001	2,879	(605)	2,274

Constant exchange rates

In our operating and financial review and prospects we include discussions on the performance of our Spirits & Wine and QSR businesses based on constant exchange rates. We use constant exchange rate analysis to give a constant measure of growth year-on-year because fluctuations in exchange rates are outside of our control and may distort the underlying performance of the Group. We present our results on a constant currency basis by converting our prior year results into sterling at the current year weighted average exchange rate.

Our constant exchange rate results are materially different to our reported results because our prior year results are converted into sterling at the current year average exchange rates, and the current year average exchange rates varied significantly from the prior year average rates. The total impact of our conversion of our prior year results to constant exchange rates are disclosed in the tables on pages 31, 38, 40 and 45.

Organic performance

Our "organic" analysis eliminates the impact acquisitions have had on our current year performance at constant exchange rates. We use "organic" analysis, in conjunction with constant exchange rates to give a measure of underlying growth year-on-year. Acquisitions can have a significant impact on our reported results, their exclusion provides a useful insight into the underlying performance of the Group, and enables us to monitor the performance of both our underlying businesses and our acquired businesses. We calculate our "organic" analysis by excluding the contribution of acquisitions until they have been incorporated in the business for one full calendar year from the date of acquisition.

Our organic performance is materially different to our reported performance because it does not include the impact our Bodegas y Bebidas and Mumm Cuvée Napa acquisitions and the Malibu brand purchase have had on our current year results. The total impact of our acquisitions are disclosed in the tables on pages 31 and 40.

Presentation of information in relation to our Group

We present information in this annual report which provides additional useful information regarding our underlying performance, that is not included in our primary financial statements.

Volumes are quoted in nine liter cases unless otherwise stated.

Throughout this document we make reference to information regarding our Spirits & Wine businesses which we use from Impact International and other independent industry sources in the market we operate in. We have obtained consent from Impact International allowing us to name them in this document, and we believe this information to be reliable. Information used from other independent sources, specific to certain markets, is also believed to be reliable.

Factors Affecting Results of Operations

For the period under review, our consolidated results of operations should be considered in light of the following specific factors.

Effect of Recent Acquisitions

Since the disposal of our UK Retail business in 1999, we have completed a number of acquisitions in order to diversify our portfolio and bring other specific benefits to our business, including building critical mass in key markets and extending our geographic reach into markets with growth potential. Consideration for these acquisitions totalled over £1 billion, and was financed primarily from new bank facilities and capital market fund raising activities. Our net debt peaked during the year ended 31 August 2002, primarily as a result of this acquisition programme, but during the year ended 31 August 2003 net debt reduced by £166 million.

There were no acquisitions during the year ended 31 August 2003.

Mexican Excise Rebate

In September 2000, the Mexican Supreme Court ruled in favor of a complaint, brought by a number of spirits companies in Mexico, challenging the excise duty regime applicable to their Mexican operations during 1998 and 1999. The Mexican Supreme Court ruled that the excise tax, which only applied to large companies, was inequitable, and awarded damages to certain plaintiffs, including us. The Mexican Supreme Court awarded compensation which, by agreement with the Mexican tax authorities in October 2001, has been principally received by offset against current and future duties and taxes.

As at 31 August 2003 the recovery was complete and a total of £298 million has been received (2003: £38 million, 2002: £213 million, 2001: £47 million) and was subject to applicable corporation tax at 35%.

Pensions

In line with other companies, market and demographic dynamics over recent years have increased the cost of providing pensions. We have absorbed an increased pension profit and loss charge of £48 million in the year ended 31 August 2003. During the year ended 31 August 2003, formal triennial valuations were completed for the two United Kingdom funds, which represent approximately 80% of our pension liabilities. We have agreed a plan with the pension fund Trustees to address the funding deficits disclosed in the valuation reports over the next twelve years. The plan requires cash contributions of approximately £45 million to be paid to the United Kingdom funds in each of the next three years. See Item 3 section entitled "Risk Factors—The cost of providing pension and post-retirement healthcare benefits to eligible former employees is subject to changes in pension fund values and changing demographics, and may have a significant adverse effect on our financial results".

Exchange Rate Fluctuations

We conduct our operations in many countries, and accordingly, a substantial portion of our sales and production costs are denominated in currencies other than Pounds Sterling. As a result, fluctuations between the Pound Sterling and other major currencies, including the US Dollar and the Euro, may affect our operating results.

During the year ended 31 August 2003, the impact of foreign exchange movements on the translation of profits was adverse compared to the prior year, principally as a result of the devaluation of the US Dollar and Mexican Peso during the fiscal year. This was partially offset by the strengthening of the Euro. Since the periods under review, the US Dollar has continued to weaken substantially in comparison to Pounds Sterling and the Euro. We believe that these fluctuations in exchange rates have had and may continue to have a significant adverse effect on our results of operations for the year ended 31 August 2004. For a further discussion of the likely impact on our business of the weakening of the US Dollar against Pounds Sterling and the Euro, see the Item 3 section entitled "Risk Factors—Our operations are conducted in many countries and, as a result, fluctuations between the Pound Sterling and other major currencies may affect our financial results" and the Item 5 subsection entitled "Trend Information".

Our balance sheet can be significantly affected by currency translation movements. Our policy is to match foreign currency debt in proportion to foreign currency earnings so as to provide a hedge of part of the translation exposure. While our currency debt is aggregated from currency borrowings and financial instruments in the form of forward contracts and currency swaps, there can be no assurance that exchange rate fluctuations in the future will not have a significant positive or adverse effect on our balance sheet.

Spanish Wholesaler and Retailer Inventory Reductions

During the year ended 31 August 2003, the Spanish wholesalers and retailers changed their buying patterns which resulted in a reduction in their inventories. These changes affected our sales in Spain at a pre-tax cost of approximately £20 million during the year. The wholesalers' and retailers' buying patterns began to recover during the second half of the year ended 31 August 2003.

Seasonality

We experience some seasonal fluctuations in demand. Retail demand for certain spirits, sparkling wines and champagne, for example, is highest during end of the year holiday events in certain key markets.

Results of Operations

Year ended 31 August 2003 compared with the year ended 31 August 2002

Operating results

  Group Comparative Performance

        Turnover.    Turnover was £3,410 million during the year ended 31 August 2003, an increase of £76 million, or 2%, from the year ended 31 August 2002. This increase reflects increased turnover from our Spirits & Wine business through organic growth, the performance of acquisitions made in recent years and the Malibu brand purchase in 2002.

        Trading profit before exceptional items.    Trading profit before exceptional items was £581 million for the year ended 31 August 2003, an increase of £9 million, or 2%, from the year ended 31 August 2002. The increase in trading profit before exceptional items reflects a 1% increase in our Spirits & Wine business and a 1% increase in our QSR business.

        Adjusted trading profit.    Adjusted trading profit was £621 million for the year ended 31 August 2003, an increase of £11 million, or 2%, from the year ended 31 August 2002. The increase in adjusted trading profit reflects a 1% increase in our Spirits & Wine business and a 1% increase in our QSR business.

  Segment Comparative Performance

  Spirits & Wine

The following table sets out financial data from the results of operations of our Spirits & Wine business for the year ended 31 August 2003, and financial data from the results of operations of our Spirits & Wine business during the year ended 31 August 2002 translated into Pounds Sterling at 2003 constant exchange rates.

	Year ended 31 August 2003				Year ended 31 August 2002
	As reported	Acquisitions	Organic(1)	Organic movement	As reported	Foreign exchange	At 2003 constant exchange rates(2)
	£	£	£	%	£	£	£
	(million)				(million)
Turnover	3,151	(141)	3,010	3	3,018	(88)	2,930
Duty	(671)	13	(658)	6	(638)	20	(618)

Net turnover (after deducting excise duties)(3)	2,480	(128)	2,352	2	2,380	(68)	2,312
Advertising and Promotion	437	(23)	414	(5)	443	(9)	434
Adjusted trading profit(4)	522	(43)	479	(5)	516	(14)	502

Notes:

(1)
Our "organic" analysis eliminates the impact acquisitions have had on our current year performance at constant exchange rates. The total impact of our acquisitions are disclosed in the tables on pages 31, 33 and 34 and we explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 28.

(2)
We present our results on a constant currency basis by converting our prior year results into sterling at the current year weighted average exchange rate. The total impact of our conversion of our prior year results to constant exchange rates are disclosed in the tables on pages 31, 33 and 34 and we explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 28.

(3)
We define "net turnover (after deducting excise duties)" as turnover less excise duty. We present a reconciliation of "net turnover (after deducting excise duties)" to "turnover" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 27.

(4)
We define "adjusted trading profit" as trading profit before exceptional items and goodwill amortization. We present a reconciliation of "adjusted trading profit" to "trading profit before exceptional items" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 27. Note 1 in our Audited Consolidated Financial Statements discloses the GAAP financial measures used in these reconciliations.

        Volume and net turnover (after deducting excise duties).    We sold 68.6 million nine liter cases of spirits and wine during the year ended 31 August 2003 as compared to 63.5 million cases in the prior period, an increase of 8%. This increase principally reflects the impact of recent acquisitions, primarily Malibu and Bodegas y Bebidas. Before acquisitions, our organic volumes were 64.2 million nine liter cases of spirits and wine during the year ended 31 August 2003, with year-on-year volume growth being 1%. This reflects growth of 5% in our core brands, offset by volume declines in the local market leaders and Other Spirits & Wine brands. Our premium wines reduced volumes by 2% before recent acquisitions, reflecting our focus on improving mix.

Net turnover (after deducting excise duties) was £2,480 million during the year ended 31 August 2003, an increase of £168 million, or 7%, as compared with net turnover (after deducting excise duties) during the prior period at 2003 constant exchange rates. The increase in net turnover (after deducting excise duties) principally reflects acquired businesses' turnover (after deducting excise duties) of £

128 million. Our organic net turnover grew by 2% as a result of volume growth and mix improvements.

        Advertising and Promotion.    Advertising and promotion investment in our brands for the year ended 31 August 2003 was £437 million, an increase of 1% as compared to the prior period at 2003 constant exchange rates. Advertising and promotion of our core brands, including Malibu, which represented 30% of our Spirits & Wine portfolio by volume, accounted for 57% of the total expenditure. Our organic advertising and promotion declined by 5%, following a 21% increase last year.

This decline was driven partly by a 32% reduction in Asia Pacific following a 57% increase last year driven by new campaigns for Imperial and Ballantine's Masters®. Spend in the region was reduced during the second half because of the short term impact of SARS. Advertising and promotion was also reduced behind the Mexican brandies and our Other Spirits & Wine brands. There was also some reduction in spend as a result of the transitioning of marketing assignments between advertising agencies.

        Trading profit before exceptional items.    Trading profit before exceptional items was £482 million during the year ended 31 August 2003, an increase of £4 million, or 1%, as compared to the year ended 31 August 2002. The increase in trading profit before exceptional items reflects strong core brand growth and the impact of acquisitions during the period of £41 million offset by an increase in pension costs of £48 million and an adverse foreign exchange impact of £14 million. We also absorbed the impact of the trade inventory reductions in Spain (approximately £20 million) and the United States (approximately £10 million).

        Adjusted trading profit.    Adjusted trading profit was £522 million during the year ended 31 August 2003, an increase of £20 million, or 4%, as compared to the prior period at 2003 constant exchange rates. The increase in adjusted trading profit reflects the impact of acquisitions during the period of £43 million. Our organic adjusted trading profit declined by 5% primarily as a result of an increase in pension costs of £48 million. We also absorbed the impact of the trade inventory reductions in Spain (approximately £20 million) and the United States (approximately £10 million).

        Volume, net turnover (after deducting excise duties) and adjusted trading profit by sales region.    Our Spirits & Wine business is a marketing-led business where resource allocation decisions with respect to brands are made on a global basis. However, as these decisions are executed within key markets, we believe it is appropriate to additionally disclose the volume, net turnover (after deducting excise duties) and adjusted trading profit of our Spirits & Wine business on a regional basis. The following tables set out for each of our Spirits & Wine sales regions our reported and organic volume, net turnover (after deducting excise duties) and adjusted trading profit for the year ended 31 August 2003, and our

Spirits & Wine volume, net turnover (after deducting excise duties) and adjusted trading profit for the year ended 31 August 2002 at 2003 constant exchange rates.

	Year ended 31 August 2003				Year ended 31 August 2002
	As reported	Acquisitions	Organic(1)		As reported	Market transfers(5)	At 2003 regional basis
	Nine liter cases	Nine liter cases	Nine liter cases	Organic movement	Nine liter cases	Nine liter cases	Nine liter cases
	(million)			(%)	(million)
Volume
Europe	18.0	(0.8)	17.2	(6)	19.6	(1.2)	18.4
North America	16.4	(0.7)	15.7	4	15.2	(0.1)	15.1
Latin America	12.5	(0.1)	12.4	14	11.0	–	11.0
Asia Pacific	4.2	–	4.2	5	4.0	–	4.0
Premium Wine region	15.8	(2.7)	13.1	(2)	12.9	0.4	13.3
Others(6)	1.7	(0.1)	1.6	(7)	0.8	0.9	1.7

Total	68.6	(4.4)	64.2	1	63.5	–	63.5

	Year ended 31 August 2003					Year ended 31 August 2002
	As reported		Acquisitions	Organic(1)	Organic movement	As reported	Foreign exchange and market transfers(5)	At 2003 constant exchange rates(2)
	£		£	£	%	£	£	£
	(million)					(million)
Net turnover (after deducting excise duties)(3)
Europe	762		(38)	724	(3)	752	(6)	746
North America	649		(29)	620	7	628	(48)	580
Latin America	303		(3)	300	8	348	(70)	278
Asia Pacific	258		(3)	255	–	266	(10)	256
Premium Wine region	463		(53)	410	4	376	18	394
Others(6)	45		(2)	43	(26)	10	48	58

Total	2,480	(7)	(128)	2,352	2	2,380	(68)	2,312

	Year ended 31 August 2003				Year ended 31 August 2002
	As reported	Acquisitions	Organic(1)	Organic movement	As reported	Foreign exchange and market transfers(5)	At 2003 constant exchange rates(2)
	£	£	£	%	£	£	£
	(million)				(million)
Adjusted trading profit(4)
Europe	114	(17)	97	(33)	160	(15)	145
North America	182	(15)	167	20	169	(30)	139
Latin America	54	(1)	53	8	61	(12)	49
Asia Pacific	78	(2)	76	27	66	(6)	60
Premium Wine region	95	(9)	86	12	68	9	77
Others(6)	(1)	1	–	(100)	(8)	40	32

Total	522	(43)	479	(5)	516	(14)	502

Notes:

(1)
Our "organic" analysis eliminates the impact acquisitions have had on our current year performance at constant exchange rates. The total impact of our acquisitions are disclosed in the tables on pages 31, 33 and 34 and we explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 28.

(2)
We present our results on a constant currency basis by converting our prior year results into sterling at the current year weighted average exchange rate. The total impact of our conversion of our prior year results to constant exchange rates are disclosed in the tables on pages 31, 33 and 34 and we explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 28.

(3)
We define "net turnover (after deducting excise duties)" as turnover less excise duty. We present a reconciliation of "net turnover (after deducting excise duties)" to "turnover" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 27.

(4)
We define "adjusted trading profit" as trading profit before exceptional items and goodwill amortization. We present a reconciliation of "adjusted trading profit" to "trading profit before exceptional items" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 27. Note 1 in our Audited Consolidated Financial Statements discloses the GAAP financial measures used in these reconciliations.

(5)
The market transfers column includes the movement of European Duty Free from Europe to our stand-alone Duty Free operations reported in Others. The column also includes the movement of some existing Spanish wine operations from Europe to Premium Wine and the reallocation of central costs, primarily central marketing costs such as consumer research activities, to the regions.

(6)
Others includes Global Operations (including profit from the sale of bulk spirits and wine), stand-alone Duty Free operations and central items not allocated to sales regions.

(7)
See page 31 for a reconciliation of net turnover (after deducting excise duties) to turnover.

        Europe.    Adjusted trading profit in Europe was £114 million during the year ended 31 August 2003, a decrease of £31 million, or 21%, as compared with the prior period at 2003 constant exchange rates. Adjusted trading profit on acquisitions totalled £17 million, our organic adjusted trading profit decreased by 33% reflecting net turnover (after deducting excise duties) down 3% and advertising and promotion up 8%. The organic adjusted trading profit decline reflects increased marketing investment behind the launch of Tia Lusso as well as a change in the buying patterns of Spanish wholesalers as they reduced inventories. Outside Spain, our organic European volumes were flat and net turnover (after deducting excise duties) grew 2% reflecting the sluggish economies in the region, particularly Germany and France.

Our Spanish business grew its volume and value share of the total spirits market. However, a change in buying patterns by Spanish wholesalers caused our organic Spanish shipment volumes to fall by 17%.

The whisky category continued to grow, although at a slower rate then last year but Ballantine's has gained share, growing twice as fast as the whisky category. We have continued to invest behind Ballantine's "Go Play" in Spain with an 18% increase in advertising and promotion. Beefeater continued to grow with strong market share gains in the declining gin category. Centenario increased its share of the brandy category by two percentage points, making it the clear category leader. Malibu performed very well under our ownership with good growth in the on-trade helping to grow our market share.

The UK business had a good year with market share gains in the off-trade driven by strong performances by Teacher's, Courvoisier, Tia Maria and Malibu. Courvoisier grew volumes 6% and has retained its position as the number one selling cognac in the UK. Tia Maria grew volumes 33% as a result of the launch of Tia Lusso, which became the number two selling cream liqueur in the UK. Malibu performed particularly strongly as the fastest growing speciality liqueur brand in the on-trade.

Germany and France both experienced sluggish economies which slowed consumer spending. However, key brands made good progress with market share growth in these markets. In Germany, Ballantine's established itself as the market leader in whisky. Ballantine's also achieved market share gains in France where Malibu has also returned to growth.

        North America.    Adjusted trading profit in North America was £182 million during the year ended 31 August 2003, an increase of £43 million, or 31%, as compared with the prior period at 2003 constant exchange rates. The increase was driven primarily by the growth of core brand volumes and acquisitions. Our organic net turnover (after deducting excise duties) grew by 7% on organic volume increases of 4% leading to an increase in organic adjusted trading profit of 20%.

Our advertising and promotion spend grew 3% during the year ended 31 August 2003, primarily behind new above-the-line campaigns for the core brands.

The US business delivered a robust trading performance to record overall market share gains reflecting the strength of our brand portfolio and the benefits of our partnership approach with our US distributors. Our focused approach has delivered good growth across the brand portfolio.

Sauza became a million case brand in the US with volumes up 16% to 1.1 million cases and net turnover (after deducting excise duties) up 14%. The strong market share gains were helped by the launch of a new marketing campaign, "Get Lost". The fully integrated campaign featured national and regional print adverts, broadcast advertising and a national tour encompassing over 1,000 events. Maker's Mark continued to outpace the bourbon category with volumes up 17% and net turnover (after deducting excise duties) up 19%.

The fast-growing vodka category has become increasingly competitive but Stolichnaya has continued to gain share with volumes up 14%. The brand benefited from the launch in June of a new campaign, "Little Truths", which appeared in leading magazines and on billboards and radio. Hiram Walker Liqueurs were up 12% as a result of the increased focus and as they benefited from the launch of a new range of fruit liqueurs called Fruja™.

Kahlúa began to show improving consumer trends as the new campaign called "Unleash It" started to receive above-the-line investment during the second half. Volumes recorded a 1% decline but net turnover (after deducting excise duties) was up 1%. The brand was also extended with the launch of Kuya in the US—a spiced fusion rum which combines imported rums with spices and citrus flavours.

Our US business benefited significantly from the addition of Malibu which grew its market share of the rum category. Courvoisier grew volumes by 6%, thereby taking market share. Beefeater volumes grew strongly helped by the premium brand extension, WET by Beefeater, which was launched in key on-trade outlets in selected cities. Canadian Club continued to grow share with volumes up 8%.

During the second half, we completed our initiative to reduce the inventories in the US supply chain with a £10 million impact on adjusted trading profit. The destock resulted in a reduction in shipments compared with depletions of 270,000 nine liter cases and primarily affected Kahlúa, Canadian Club, Beefeater and Hiram Walker Liqueurs. During the year ended 31 August 2002, this planned destock had an adverse trading profit impact of £19 million, £8 million of which was incurred in the first half of the year.

        Latin America.    Adjusted trading profit in Latin America was £54 million during the year ended 31 August 2003, an increase of £5 million, or 10%, as compared with the prior period at constant exchange rates. This improvement was driven principally by Sauza which grew volumes by 41% and is benefiting from improved supply of the raw material, agave, as well as our recent investment in research and development to improve yields and thereby reduce tequila production costs. Mexican brandy volumes declined by 4% reflecting the ongoing declines across the domestic brandy category. As a result we have reduced spend behind the Mexican brandy portfolio such that overall advertising and promotion for the region declined by 9%, following a 27% increase last year.

We maintained our position as market leader of the ready-to-drink category in Mexico with volumes and net turnover (after deducting excise duties) up 13% and 25% respectively. This was driven by Spirit® by Terry and Caribe Cooler®, a wine cooler.

We achieved good performances in Argentina and Brazil in spite of the difficult economic environment. Our Argentine business benefited significantly from the acquisition of Graffigna in July 2001, making it the leading spirits and wine business in Argentina. We regained leadership of the whisky category in Argentina through strong growth of Old Smuggler® and the launch of Teacher's. In Brazil, Ballantine's, Teacher's and Brandy Domecq™ all performed well.

        Asia Pacific.    Adjusted trading profit in Asia Pacific was £78 million during the year ended 31 August 2003, an increase of £18 million, or 30%, as compared with the prior period at constant exchange rates. Asia Pacific delivered strong adjusted trading profit growth in spite of a slowdown in the region in the second half caused by weaker economies and the impact of SARS on the duty free channel in a number of markets. Our organic adjusted trading profit was £76 million during the year ended 31 August 2003, an increase of 27%, driven principally by South Korea and good performances in the Philippines, Australia, the Middle East and Thailand duty free. Advertising and promotion declined, following a 57% increase in marketing investment last year. This decline was principally behind Ballantine's, following the launch costs for Ballantine's Masters last year, and Imperial, after a large increase last year for the "Imperial Keeper" campaign. We also reduced our spend in the second half as a result of the short term impact of SARS in the region.

Our South Korean business, Jinro Ballantines, grew strongly in the year with market share growth over the last year. Ballantine's volumes grew 8% driven particularly by growth in the super-premium whisky aged Ballantine's range. Imperial remains the clear leader in premium whisky and the largest volume whisky brand in Korea, although its volumes declined by 1% reflecting slowdown in the overall Scotch category during the second half. This slowdown was driven by a weaker Korean economy and pressures on consumer credit.

Fundador® continued to perform well in the Philippines with volumes up 6% and net turnover (after deducting excise duties) growth of 11%, driven by market share growth. Fundador is the largest international spirits brand in the Philippines. Our business in Australia has benefited from growth in the Canadian Club mother brand and CC Club® and CC Cola™ ready-to-drinks.

        Premium Wine.    The adjusted trading profit of our Premium Wine brands was £95 million in the year ended 31 August 2003, an increase of 23%. Reported net turnover (after deducting excise duties) grew 18% to £463 million during the year ended 31 August 2003. The growth demonstrates the resilience of our wine brands and the benefits of their broad geography which provides a natural hedge against variations in recent wine production cycles. We remain on track to meet our stated targets to grow the returns from our premium wines. Organic trading profit grew 12% to £86 million with volumes down 2% but net turnover (after deducting excise duties) up 4%. This growth in turnover on declining volumes was directly in line with our plans to improve the mix of the business by shifting our focus towards premium wine brands. This is a long term strategy that is being implemented across all our premium wine operations. For example, Bodegas y Bebidas is part way through its transition to a premium branded business focusing on the high value Denominaciones de Origen (DO) wines. As a result, volume reductions at Bodegas y Bebidas distort the overall volumes, which have otherwise grown by 1%. During the year, some of our vineyards in New Zealand and the Champagne region experienced spring frost, reducing fruit set on the vines and adversely impacting yields.

Our organic volumes in the United States grew 2%. This was driven mainly by a 5% volume growth of our largest US brand, Clos du Bois. Volumes were also helped by good growth from Perrier Jouët and our Montana brand, Brancott Estate®. Brancott Estate benefited significantly from its inclusion in our comprehensive distribution network in the United States with volumes up 17% and a doubling of net brand contribution. Mumm Cuvée Napa joined the portfolio in May 2002 and like-for-like volumes increased 7%. There have been declines in some non-core domestic brands as we have repositioned the portfolio towards our premium brands.

Our organic UK wine business performed very strongly with volumes up 32%. The main drivers were the good performance of Mumm champagne and our Argentine wine, Graffigna, which is now sold through our distribution network in the UK and has more than doubled its volumes.

The Australian and New Zealand wine businesses performed well in spite of the difficult trading conditions caused by an oversupply of certain grape varietals and pricing pressure in the region. Our volumes in these markets grew 1%. In New Zealand, Montana has continued to grow market share in the super premium category where it also successfully grew sparkling wine volumes by 5%. The Montana portfolio grew strongly in Australia with volumes up 39% as we extended our distribution presence.

        Others.    The sale of bulk spirits and wine, stand-alone Duty Free operations and central items not allocated to sales regions resulted in an adjusted trading loss of £1 million, a £33 million adverse year-on-year movement at 2003 constant exchange rates. This reflects increased pension costs, where we have absorbed a profit and loss account charge of £45 million in the current year, partly offset by the year on year benefit of some one-off costs which were not repeated in the year ended 31 August 2003 such as the New York Stock Exchange listing costs.

QSR

The following table sets out financial data from the results of operations of our QSR business for the year ended 31 August 2003, and financial data from the results of operations of our QSR business during the year ended 31 August 2002 translated into Pounds Sterling at 2003 constant exchange rates.

	Year ended 31 August 2003	Year ended 31 August 2002
	As reported	As reported	Foreign exchange	At 2003 constant exchange rates(1)
	£	£	£	£
	(million)
Turnover	259	316	(26)	290
Trading profit before exceptional items	79	78	(5)	73

Note

(1)
We present our results on a constant currency basis by converting our prior year results into sterling at the current year weighted average exchange rate. The total impact of our conversion of our prior year results to constant exchange rates are disclosed in the table above and we explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 28.

Turnover of our QSR business was £259 million during the year ended 31 August 2003, a decrease of £31 million, or 11%, as compared to turnover during the prior period at 2003 constant exchange rates. This reflected the final stage in the process to full outsourcing of ice-cream manufacture for Baskin-Robbins to Dean Foods in the US. Trading profit before exceptional items was £79 million during the year ended 31 August 2003, an increase of £6 million, or 8%, as compared to the prior period at 2003 constant exchange rates. The profit growth was driven by continued growth in same store sales, particularly Dunkin' Donuts, and the contribution from new stores. Stores that are included in the comparison of "same store sales" include those that had been open and operating for at least two financial years during all of the two years being compared. Distribution points increased by 8% as the rate of store openings was increased in both the US and internationally during the year. We have plans to rapidly expand the number of distribution points over the coming year.

Dunkin' Donuts delivered a 7% growth in system-wide sales driven by a 4.4% increase in US same store sales and a 7% increase in global distribution points. Its same store sales growth has continued to outpace the overall QSR industry driven by effective marketing work and innovation. Dunkin' Donuts has promoted the sale of boxed donuts through a programme called "express donuts" which are 12 packs containing the top six flavors. This programme has also been supported by a new campaign, "Who brought the donuts?", which encourages the purchase of boxed donuts, thereby increasing the value of each customer transaction. In addition, Dunkin' Donuts has driven its successful innovation programme with new beverage offerings such as caramel iced coffee and lemonade Coolatta which benefited from a promotional competition with MTV called "Route to Cool". We have also continued our focus on coffee, with sales of "coffee by the pound" growing well and a successful trial of a broader range of coffee offerings such as cappuccino, latte, and espresso.

Baskin-Robbins same store sales in the US declined by 4.5% and global system-wide sales were up 1% for the year reflecting the poor weather in key US markets and the sluggish US economy—particularly in its core market of California. Global distribution points increased by 9%. Baskin-Robbins ran movie tie-ins with "X2:X-Men United" and "Sinbad" with new flavours such as Oreo X-Mint, X-Treme Berry Sherbet and Sinbad's Triple Punch Sherbet. Free-Scoop Nights continue to attract significant publicity to drive brand awareness.

Togo's has also been affected by the poor economic situation in California resulting in a 5% decline in system-wide sales. Togo's has been refreshing its product offering with the introduction of toasted sandwiches, a new line of breads, meat and cheese and has expanded into a new range of salads and lighter meals as well as kids meals.

Our strategy of multi-branded combination stores continues to be a driver of growth in new store openings, with a 37% increase in the number of combination stores to over 1,100 stores. This strategy is supported by our brands' complementary day-part offering and brings significant benefits to our franchisees through improved scale and operating efficiencies, along with increased choices for consumers.

During the year ended 31 August 2003, we restructured the business to concentrate around the three brands and to provide improved focus on operational systems and standards, menu and product development and the expansion of the international business. The reorganization has resulted in a leaner and more focused organization providing operational synergies which should generate annual cost savings of £7 million. This resulted in an exceptional charge of £9 million during the year ended 31 August 2003.

Finance charges

Finance charges during the year ended 31 August 2003 reduced by £4 million to £126 million reflecting improved cash generation and a corresponding reduction in borrowings of £166 million to £2,412 million and lower interest rates.

Exceptional items

Exceptional items during the year included a receipt of £38 million relating to the Mexican excise rebate. Other exceptional costs included £9 million associated with the restructuring of the QSR business and £3 million for the completion of the acquisition integration programme announced in 2002.

Taxation

Excluding tax on exceptional items, but including tax on goodwill, the effective tax rate for the year ended 31 August 2003 was 25.7% compared with 26.7% for the year ended 31 August 2002. The effective rate of tax on goodwill amortization was 5.0% for the year ended 31 August 2003 compared with 5.3% for the year ended 31 August 2002.

Year ended 31 August 2002 compared with the year ended 31 August 2001

Operating results

Group Comparative Performance

        Turnover.    Turnover was £3,334 million during the year ended 31 August 2002, an increase of £455 million, or 16%, from the year ended 31 August 2001. This increase reflects increased turnover of our Spirits & Wine business through organic growth and acquisitions.

        Trading profit before exceptional items.    Trading profit before exceptional items was £572 million for the year ended 31 August 2002, an increase of £41 million, or 8%, from the year ended 31 August 2001. As a result of the Mexican excise rebate being treated as an exceptional item during the year end 31 August 2002, the figures for the year ended 31 August 2001 were reclassified to provide a comparison. The increase in trading profit before exceptional items reflects a 7% increase in our Spirit & Wine business and an 8% increase in our QSR business.

        Adjusted trading profit.    Adjusted trading profit was £610 million for the year ended 31 August 2002, an increase of £67 million, or 12%, from the year ended 31 August 2001. As a result of the

Mexican excise rebate being treated as an exceptional item during the year ended 31 August 2002, the figures for the year ended 31 August 2001 were reclassified to provide a comparison. The increase in adjusted trading profit reflects a 13% increase in our Spirits & Wine business and an 8% increase in our QSR business.

  Segment Comparative Performance

Spirits & Wine

The following table sets out financial data from the results of operations of our Spirits & Wine business for the year ended 31 August 2002, and financial data from the results of operations of our Spirits & Wine business during the year ended 31 August 2001 translated into Pounds Sterling at 2002 constant exchange rates.

	Year ended 31 August 2002				Year ended 31 August 2001
	As reported	Acquisitions	Organic(1)	Organic movement	As reported	Foreign exchange(5)	At 2002 constant exchange rates(2)
	£	£	£	%	£	£	£
Turnover	3,018	(388)	2,630	5	2,571	(67)	2,504
Duty	(638)	52	(586)	(2)	(605)	4	(601)

Net turnover (after deducting excise duties)(3)	2,380	(336)	2,044	7	1,966	(63)	1,903
Advertising and Promotion	443	(47)	396	21	330	(3)	327
Adjusted trading profit(4)	516	(53)	463	3	458	(8)	450

Notes:

(1)
Our "organic" analysis eliminates the impact acquisitions have had on our current year performance at constant exchange rates. The total impact of our acquisitions are disclosed in the tables on pages 40, 42 and 43 and we explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 28.

(2)
We present our results on a constant currency basis by converting our prior year results into sterling at the current year weighted average exchange rate. The total impact of our conversion of our prior year results to constant exchange rates are disclosed in the tables on pages 40, 42 and 43 and we explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 28.

(3)
We define "net turnover (after deduction excise duties)" as turnover less excise duty. We present a reconciliation of "net turnover (after deduction excise duties)" to "turnover" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 27.

(4)
We define "adjusted trading profit" as trading profit before exceptional items and goodwill amortization. We present a reconciliation of "adjusted trading profit" to "trading profit before exceptional items" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 27. Note 1 in our Audited Consolidated Financial Statements discloses the GAAP financial measures used in these reconciliations.

(5)
Translation adjustments to turnover at 2002 constant exchange rates were £37 million. A further reclassification of £30 million was made to reduce turnover during the year ended 31 August 2001 to reflect certain discounts that had been previously included in operating expenses in order to show both years on a constant comparable basis. Adjusted trading profit was unaffected by this reclassification.

        Volume and net turnover (after deducting excise duties).    We sold 63.5 million nine liter cases of spirits and wine during the year ended 31 August 2002 as compared with 50.4 million cases in the prior period, an increase of 26%. This increase principally reflects the impact of recent acquisitions, primarily Montana and Bodegas y Bebidas. Before acquisitions, our organic volumes were 50.5 million nine liter cases of spirits and wine during the year ended 31 August 2002, giving flat year-on-year volume growth, reflected by growth of 2% in our core brands, offset by volume declines in the local market leaders and of other spirits. Our organic premium wine region grew volumes by 7%.

Net turnover (after deducting excise duties) was £2,380 million during the year ended 31 August 2002, an increase of £477 million, or 25%, as compared with net turnover (after deducting excise duties) during the prior period at 2002 constant exchange rates. The increase in net turnover principally reflects acquired businesses' turnover. Our organic net turnover (after deducting excise duties) grew by 7%, to £2,044 million as a result of pricing and mix improvements.

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

        Trading profit before exceptional items.    Trading profit before exceptional items was £478 million during the year ended 31 August 2002, an increase of £32 million, or 7%, as compared to the prior period. The increase in trading profit before exceptional items reflects strong brand growth and the impact of our acquisitions which totalled £27 million during the period offset by increased goodwill amortization of £26 million and an adverse foreign exchange impact of £8 million.

        Adjusted trading profit.    Adjusted trading profit was £516 million during the year ended 31 August 2002, an increase of £66 million, or 15%, as compared to the prior period at 2002 constant exchange rates. The increase in adjusted trading profit principally reflects the impact of our acquisitions which totalled £53 million during the period. Our organic adjusted trading profit increased by 3%, to £462 million, reflecting increased pricing and enhanced mix, partially offset by lower sales volumes in Latin America.

        Volume, net turnover (after deducting excise duties) and adjusted trading profit by sales region.    Our Spirits & Wine business is a marketing-led business where resource allocation decisions with respect to brands are made on a global basis. However, as these decisions are executed within key markets, we believe it is appropriate to additionally disclose the volume, net turnover (after deducting excise duties) and adjusted trading profit of our Spirits & Wine business on a regional basis. During the year ended 31 August 2002, we have presented our premium wine business separately within the regional review. Our Premium Wine region includes Bodegas y Bebidas, Montana, Mumm and Perrier Jouët champagnes and our enlarged US wine business, including Buena Vista and Mumm Cuvée Napa. The following tables set out for each of our Spirits & Wine sales regions our reported and organic volume, net turnover (after deducting excise duties) and adjusted trading profit for the year ended 31 August

2002, and our Spirits & Wine volume, net turnover (after deducting excise duties) and adjusted trading profit for the year ended 31 August 2001 at 2002 constant exchange rates.

	Year ended 31 August 2002				Year ended 31 August 2001
	As reported	Acquisitions	Organic(1)		As reported	Market transfers(5)	At 2002 regional basis
	Nine liter cases	Nine liter cases	Nine liter cases	Organic movement	Nine liter cases	Nine liter cases	Nine liter cases
	(million)			(%)	(million)
Volume
Europe	19.6	(0.9)	18.7	3	17.9	0.3	18.2
North America	15.2	(0.7)	14.5	1	16.4	(2.0)	14.4
Latin America	11.0	(0.7)	10.3	(7)	11.1	–	11.1
Asia Pacific	4.0	–	4.0	7	3.8	–	3.8
Premium Wine region	12.9	(10.7)	2.2	7	–	2.0	2.0
Others(6)	0.8	–	0.8	(6)	1.2	(0.3)	0.9

Total	63.5	(13.0)	50.5	–	50.4	–	50.4

	Year ended 31 August 2002					Year ended 31 August 2001
	As reported		Acquisitions	Organic(1)	Organic movement	As reported	Foreign exchange and market transfers(5)	At 2002 constant exchange rates(2)
	£		£	£	%	£	£	£
	(millions)					(millions)
Net turnover (after deducting excise duties)(3)
Europe	752		(51)	701	6	662	(3)	659
North America	628		(38)	590	4	702	(134)	568
Latin America	348		(9)	339	9	332	(21)	311
Asia Pacific	266		(2)	264	19	228	(7)	221
Premium Wine region	376		(238)	138	10	–	125	125
Others(6)	10		2	12	(41)	42	(22)	20

Total	2,380	(7)	(336)	2,044	7	1,966	(62)	1,904

	Year ended 31 August 2002				Year ended 31 August 2001
	As reported	Acquisitions	Organic(1)	Organic movement	As reported	Foreign exchange and market transfers(5)	At 2002 constant exchange rates(2)
	£	£	£	%	£	£	£
	(millions)				(millions)
Adjusted trading profit(4)
Europe	160	(14)	146	(4)	142	10	152
North America	169	(9)	160	1	185	(27)	158
Latin America	61	–	61	42	46	(3)	43
Asia Pacific	66	–	66	20	59	(4)	55
Premium Wine region	68	(39)	29	12	–	26	26
Others(6)	(8)	9	1	(94)	26	(10)	16

Total	516	(53)	463	3	458	(8)	450

Notes:

(1)
Our "organic" analysis eliminates the impact acquisitions have had on our current year performance at constant exchange rates. The total impact of our acquisitions are disclosed in the tables on pages 40, 42 and 43 and we explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 28.

(2)
We present our results on a constant currency basis by converting our prior year results into sterling at the current year weighted average exchange rate. The total impact of our conversion of our prior year results to constant exchange rates are disclosed in the tables on pages 40, 42 and 43 and we explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 28.

(3)
We define "net turnover (after deducting excise duties)" as turnover less excise duty. We present a reconciliation of "net turnover (after deduction excise duties)" to "turnover" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 27.

(4)
We define "adjusted trading profit" as trading profit before exceptional items and goodwill amortization. We present a reconciliation of "adjusted trading profit" to "trading profit before exceptional items" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 27. Note 1 in our Audited Consolidated Financial Statements discloses the GAAP financial measures used in these reconciliations.

(5)
The market transfers for the year ended 31 August 2001 are as a result of our premium wine business being separately split out as a region in the year ended 31 August 2002.

(6)
Others includes Global Operations (including profit from the sale of bulk spirits and wine), stand-alone Duty Free operations and central items not allocated to sales regions.

(7)
See page 40 for a reconciliation of net turnover (after deducting excise duties) to turnover.

        Europe.    Adjusted trading profit in Europe was £160 million during the year ended 31 August 2002, an increase of £8 million, or 5%, as compared with the prior period at 2002 constant exchange rates. Our organic adjusted trading profit decreased by 4% as a result of an 11% increase in advertising and promotion costs on a 6% increase in net turnover (after deducting excise duties). This increased advertising and promotion investment principally reflects the "Go Play" campaign for Ballantine's and the launch of Tia Lusso. Spain achieved further market share gains for Ballantine's and Beefeater, which grew volumes by 3% and 9% respectively. Centenario consolidated its position as category leader with a 12% increase in volumes and a 14% increase in net turnover (after deducting excise duties). Advertising and promotion was increased in Spain behind Ballantine's, Beefeater, Whisky DYC and Malibu. The increase in excise duty in Spain in January slowed first half volume growth with core brands up 3%, which recovered to 8% growth in the second half. The UK business benefited from a good Christmas and strong performances for Teacher's, Courvoisier and Tia Maria. Courvoisier gained market share to become the number one selling cognac brand in the UK.

        North America.    Adjusted trading profit in North America was £169 million during the year ended 31 August 2002, an increase of £11 million, or 7%, as compared with the prior period at 2002 constant exchange rates. The increase was driven primarily by the contribution from our acquisitions, including a full year contribution from Stolichnaya, and mix improvements. Organic net turnover (after deducting excise duties) grew by 4% on volume increases of 1% leading to an increase in trading profit of 1%. The supply chain re-engineering project that we announced in October 2001 reduced wholesaler and retailer inventories in the US with a negative impact on adjusted trading profit of £19 million in the total US business, of which £2 million related to the Premium Wine region. Excluding the impact of this destock, organic adjusted trading profit grew 12%. The destock resulted in a reduction in shipments compared with depletions of 0.5 million cases and primarily affected Kahlúa, Beefeater, Canadian Club, Hiram Walker Liqueurs and Californian wine. Courvoisier, Maker's Mark and Sauza all grew market share during the year, whilst Kahlúa, Canadian Club and Beefeater were held back by the impact of the US destock and by the slower trading experienced at the beginning of the fiscal year. We have also refined pricing by brand and by State, improved communications within the business, reviewed our deployment of our sales forces and re-aligned our advertising and promotion spend to improve its effectiveness. This has been achieved as part of our implementation of a new five-year country strategy.

        Latin America.    Adjusted trading profit in Latin America was £61 million during the year ended 31 August 2002, an increase of £18 million, or 42%, as compared with the prior period at 2002 constant exchange rates. This improvement was driven by reduced production costs and the success of the "Yo brandy" promotion for our Mexican brandies that helped to grow their net turnover (after deducting excise duties) by 7% and net brand contribution by 34% in spite of falling volumes. Sauza volumes in the region grew 14%, benefiting from our ongoing careful management of the supply of the key raw material, agave, and the production of tequila. The region also benefited from cost savings in production during the period. Advertising and promotion for the region increased by 27% particularly behind Sauza, Ballantine's and the introduction of a high energy ready-to-drink product, "Spirit".

        Asia Pacific.    Adjusted trading profit in Asia Pacific was £66 million during the year ended 31 August 2002, an increase of £11 million, or 20%, as compared with the prior period at 2002 constant exchange rates. The profit growth was driven by good performances across the region, particularly in South Korea, and was achieved after a 57% increase in advertising and promotion investment principally behind Ballantine's and Imperial. Our South Korean business, Jinro Ballantines, continues to show strong growth. Imperial, South Korea's number one premium whisky, and Ballantine's have been the key drivers of this growth in the region with volumes up 19% and 23% respectively. Fundador continued to perform well in the Philippines with volumes up 15% and net turnover (after deducting excise duties) growth of 12%, helped particularly by Fundador Solera®. Australia and New Zealand also reported strong results particularly with Kahlúa and RTDs.

        Premium Wine region.    Adjusted trading profit of our Premium Wine region was £68 million on premium wine volumes of 12.9 million cases, which was in line with our plans. This includes the adverse impact of the US destock of £2 million. Montana's adjusted trading profit grew by 35% in spite of a year of significant change and a poor New Zealand North Island harvest in 2001. This growth was achieved from both domestic and export sales. Bodegas y Bebidas continued its mix shift towards premium wine with a 7% growth in net brand contribution on volumes down 10%. Including the impact of the destock, our US premium wine business is holding volumes in a tougher market as it benefits from the strength of well recognised brands like Clos du Bois. Mumm Cuvée Napa was added to our US business in May 2002. Mumm and Perrier Jouët champagnes showed significant growth during the year growing share in key markets. We addressed the excess stocks following the millennium whilst maintaining premium price positions.

        Others.    The sale of bulk spirits and wine, stand-alone Duty Free operations and central items not allocated to sales regions resulted in an adjusted trading loss of £8 million, a £24 million adverse year-on-year movement at 2002 constant exchange rates. This reflects increased pension costs, where we have absorbed a profit and loss account charge of £16 million in the current year, and higher levels of investment in central advertising and promotion in areas such as consumer segmentation research and new product development including Stolichnaya Citrona and Sauza Diablo.

  QSR

The following table sets out financial data from the results of operations of our QSR business for the year ended 31 August 2002, and financial data from the results of operations of our QSR business during the year ended 31 August 2001 translated into Pounds Sterling at 2002 constant exchange rates.

	Year ended 31 August 2002	Year ended 31 August 2001
	As reported	As reported	Foreign exchange	At 2002 constant exchange rates(1)
	£	£	£	£
	(million)
Turnover	316	308	(7)	301
Trading profit excluding exceptional items	78	72	(2)	70

Note

(1)
We present our results on a constant currency basis by converting our prior year results into sterling at the current year weighted average exchange rate. The total impact of our conversion of our prior year results to constant exchange rates are disclosed in the table above and we explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 28.

Turnover on our QSR business was £316 million during the year ended 31 August 2002, an increase of £15 million, or 5%, as compared with turnover during the prior period at 2002 constant exchange rates. Trading profit excluding exceptional items was £78 million during the year ended 31 August 2002, an increase of £8 million, or 11%, as compared to the prior period at 2002 constant exchange rates. Profit growth in our QSR business was driven by growth in same store sales and the contribution from new stores. Stores that are included in the comparison of "same store sales" include those that had been open and operating for at least two fiscal years during all of the two years being compared. Dunkin' Donuts delivered another good year of growth with system-wide sales up by 10% and same store sales up 6% in the US. The brand also achieved a 4% increase in distribution points. The restructuring of the Baskin-Robbins franchise arrangements continued to grow system-wide sales by 6% and US same store sales by 2%. Togo's successfully increased the number of distribution points by 10% to grow system-wide sales by 1%. Our strategy of multi-branded combination stores continued to be a driver of growth in new store openings. Combination stores grew by 31% during the year to over 800 at the year end.

  Finance charges

Finance charges during the year ended 31 August 2002 increased by £40 million to £130 million relating principally to the corresponding increase in borrowings from £1,854 million to £2,578 million to finance our acquisitions.

  Exceptional items

Exceptional items during the year included a receipt of £213 million relating to the Mexican excise rebate, which due to its size has been treated as exceptional operating income. In response to the receipt of this cash, we have undertaken to invest approximately £11 million on social and community projects in Mexico. Other exceptional costs included £14 million associated with the closure of the Dumbarton distillery resulting from our review of distillery strategy; £23 million for the costs associated with the planned termination of a land lease in California; and £36 million for our acquisition integration program.

  Taxation

FRS No. 19—Deferred Tax was adopted during the year ended 31 August 2002 resulting in a £53 million balance sheet adjustment at both 31 August 2001 and 31 August 2000. The overall tax rate for the year ended 31 August 2001 did not change as a result of the adoption of this standard. The tax charge for the year ended 31 August 2002 contains a credit of £10 million due to an adjustment to the estimated recoverable amount of a deferred tax asset in respect of tax losses arising in prior periods.

Excluding tax on exceptional items, but including tax on goodwill, the effective tax rate for the year ended 31 August 2002 was 26.7%, compared with 25.4% for the year ended 31 August 2001. The effective rate of tax on goodwill amortization decreased to 5.3% for the year ended 31 August 2002 from 8.3% for the year ended 31 August 2001 reflecting the amortization of non tax deductible goodwill arising on recent acquisitions.

Liquidity and Capital Resources

Cash Flow

The primary sources of our liquidity over the last three years ended 31 August 2003 have been cash generated from operations. Our results of operations are subject to risks and uncertainties. The following discussion should be read in conjunction with "Item 3—Key Information—Risk Factors". A portion of these funds has been used to fund acquisitions and to pay interest, dividends and taxes.

Year ended 31 August 2003 compared with the year ended 31 August 2002

Net cash inflow from operating activities was £748 million during the year ended 31 August 2003, a decrease of £12 million, or 2%, as compared with the prior period. This cash flow benefited from a rebate of excise duty in Mexico of £46 million this year (2002: £203 million). If this exceptional item is excluded, this cash flow improved by £145 million, or 26%, as compared with the prior year. This improvement reflects increased operating profit, net of non-cash items and the Mexican excise duty rebate, and is a result of better working capital management, particularly debtor and creditor management.

Cash inflow before use of liquid resources and financing was £248m during the year ended 31 August 2003 compared with an outflow of £971 million during the prior period. The cash outflow during 31 August 2002 was predominately due to our acquisitions of Kuemmerling, Bodegas y Bebidas, Mumm Cuvée Napa and the deferred payment of purchase consideration for Montana totaling £550 million. We did not acquire any companies in the year ended 31 August 2003. In addition, our capital expenditure and financial investment in the year ended 31 August 2003 was £156 million compared to £712 million in the prior period. The reduction in outflow is predominantly due to our acquisition of the Malibu brand during the year ended 31 August 2002 for £555 million. Again we did not acquire any intangible assets during the year ended 31 August 2003. In the year ended 31 August 2003, we paid £144 million in ordinary dividends, being the final dividend for the year ended 31 August 2002 and the interim dividend for the year ended 31 August 2003. This is compared to our dividend payments of £133 million in the year ended 31 August 2002, being the interim and final dividends for the year ended 31 August 2001 and the interim dividend for the year ended 31 August 2002. We paid £65 million in taxes during the year ended 31 August 2003, a decrease of £113 million from the year ended 31 August 2002, principally because we paid £75 million corporation tax in respect of the Mexican excise rebate during the year ended 31 August 2002.

Cash outflow from financing was £164 million during the year ended 31 August 2003 compared with an inflow of £798 million during the prior period. The cash inflow during 31 August 2002 was raised through the issuance of Bonds, £622 million, and ordinary share capital, £149 million, and used to finance our acquisitions during the year. We did not complete any acquisitions during the year ended 31 August 2003 and the cash outflow related predominately to redemption of debt.

Year ended 31 August 2002 compared with the year ended 31 August 2001

Net cash inflow from operating activities was £760 million during the year ended 31 August 2002, an increase of £337 million, or 80%, as compared with the prior period. This increase reflects increased operating profit, net of non-cash items and is partially offset by an increase of £22 million in stocks as a result of acquisitions during the year, as well as an increase in exceptional operating costs resulting from our acquisition integration program, termination of a land lease, asset write-downs and our social and community projects in Mexico. We benefited from the receipt of £213 million, resulting from the Mexican excise rebate, which is included within the operating profit of £686 million.

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

Cash inflow from financing was £798 million during the year ended 31 August 2002 compared with an inflow of £488 million during the prior period. The cash inflow during 31 August 2001 was due to our issuance of Bonds, £944 million, and an increase in other borrowings, £181 million, net of the redemption of debt totalling £637 million. The cash inflow during 31 August 2002 was raised through the issuance of Bonds, £622 million, and ordinary share capital, £149 million, and primarily used to finance our acquisitions during the year.

Borrowings

We target a minimum headroom cover, being committed facilities above anticipated peak debt requirements for the next 12 months, of at least £300 million. Where possible, we spread our borrowing facilities over a number of years to minimize the risks and disruption associated with renegotiating maturing facilities. In addition, it is our policy to maintain backup facilities with relationship banks to support 100% of commercial paper obligations.

At 31 August 2003, our borrowings of £2,587 million were comprised of £772 million of short-term debt and £1,815 million of long-term debt. Net of cash of £175 million, our net debt was £2,412 million as at 31 August 2003. Of this net debt, 61% was denominated in US Dollars, 3% in Pounds Sterling, 29% in

Euros and 7% in other currencies. The effective interest rate payable for the year ended 31 August 2003, based on average net debt was 4.9%.

At 31 August 2002, our borrowings of £2,747 million were comprised of £1,031 million of short-term debt and £1,716 million of long-term debt. Net of cash of £169 million, our net debt was £2,578 million as at 31 August 2002. Of this net debt, 46% was denominated in US Dollars, 14% in Pounds Sterling, 28% in Euros and 12% in other currencies. The effective interest rate payable for the year ended 31 August 2002, based on average net debt was 5.4%. On 29 May 2002, we issued Euro 600 million (£384 million) bonds due 2009 and £250 million bonds due 2014 to finance our acquisition of the Malibu brand and Mumm Cuvée Napa from Diageo plc.

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

Of the total borrowings at 31 August 2003, £1,104 million were due after five years and £772 million were due within one year.

The £166 million decrease in net borrowings in the year ended 31 August 2003 includes an adverse currency translation impact on our borrowings of £82 million largely as a result of the strengthening Euro partially offset by a weakening US dollar. The £724 million increase in net borrowings in the year ended 31 August 2002 primarily reflects the acquisitions of Kuemmerling, Bodegas y Bebidas and the Malibu brand.

In March 2001, we increased the existing $2 billion Global Medium-Term Note Program to $3 billion. Amounts drawn down under the program as at 31 August 2003 were £1,830 million (2002: £1,734 million).

At 31 August 2003, we had available undrawn committed bank facilities of £1,346 million, as compared with £1,606 million at 31 August 2002 and £1,358 million at 31 August 2001. Of the facilities, £167 million expire in the period up to 31 August 2004 and £1,179 million expire in the period up to 31 August 2008.

In July 2003 we put into place a new £1.1 billion 5 year bank facility, which replaced the existing £1 billion facility due to mature in May 2004. The New Zealand Dollar revolving credit facilities were refinanced and replaced by a new New Zealand Dollar 100 million 3 year facility in August 2003.

Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities are at prevailing LIBOR rates for the draw-down period plus an agreed margin. We can use these facilities for general corporate purposes and, together with cash and cash equivalents, to support our commercial paper programs. Most of the committed bank facilities are subject to a minimum interest cover ratio (defined as the ratio of UK GAAP trading profit to net interest; trading profit being the profit on ordinary activities before taking into account exceptional items charged to operating profit and profits on the sale of property and net interest) of 3 times and a leverage ratio limit of 4 times, which we define as borrowings over EBITDA (earnings before interest, tax, depreciation and amortization). The leverage ratio may not exceed 4 on any test date except in the event of an acquisition when it may reach 4.75 for any two of the test dates immediately following that acquisition.

We believe our existing cash balances and our undrawn committed bank facilities will be sufficient to meet our cash requirements as they fall due. Our future capital requirements will depend on many factors, including the timing of any acquisitions we might make, the cost of raw materials and the rate at which our turnover and associated working capital requirements grow. We cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all. In addition, we are subject to certain debt covenants on borrowings including compliance with leverage ratio and interest coverage ratio requirements. To date we believe we have complied with all covenants.

Contractual commitments

The following table sets out our contractual obligations as at 31 August 2003.

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	£	£	£	£	£
	(million)
Borrowings	2,587	772	–	711	1,104
Operating leases	324	53	76	63	132
Other contractual obligations(1)	54	–	–	–	54

Gross contractual obligations	2,965	825	76	744	1,290
Sublease income from operating leases	(260)	(31)	(59)	(54)	(116)

Net contractual obligations	2,705	794	17	720	1,174

Note:

(1)
Other contractual obligations relate to a payment of a sum equivalent to ¥10 billion (£54 million at 31 August 2003 exchange rates) paid by Suntory Limited to us during the year ended 4 March 1989 as part of the consideration paid for the establishment of Suntory Allied Limited. This amount was taken to our profit and loss account as a contribution towards development, marketing and other costs. This amount is refundable on any dissolution of our arrangement with Suntory Limited. We do not currently anticipate dissolution. However, we have recognized an obligation in respect of this arrangement and have made provision based on a discounted present value basis.

We also have various future supply contracts for certain raw materials, principally grapes, grain, coffee and glass. This enables us to guarantee a portion of our future raw material requirements and more accurately predict our longer term costs. We expect our future operating cash flows will be sufficient to meet these contractual commitments, none of which are unconditional.

In addition, using current best estimates, we recognise that we will continue in our commitment to make ongoing contributions to top up our pension funds in respect of our long-term liability to the funds members. Our estimate is that, subject to market conditions, we will provide approximately £45 million in each of the next three years, at which time we will subsequently review any ongoing funding requirement.

Off-balance sheet arrangements

We have unrecognized gains of £41 million and unrecognised losses of £39 million on our financial instruments as at 31 August 2003. See Note 20 in our Consolidated Financial Statements for further discussions on our financial instruments.

We are in the process of evaluating the potential impact of adopting the provisions of FASB Interpretation No. 46—Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (FIN 46R). Generally, under the adoption rules of FIN 46R we are required to adopt this interpretation in our 31 August 2004 Consolidated Financial Statements, consequently until our evaluation of FIN 46R has been completed we cannot be certain that we do not have any other off-balance sheet arrangements. See Note 31 in our Consolidated Financial Statements for further discussions on FIN 46R.

Going Concern

Our Board of Directors, having made appropriate inquiries, consider that we have adequate resources to continue in operational existence for the foreseeable future, and that, as a result, it is appropriate to adopt the going concern basis in preparing the Audited Consolidated Financial Statements.

Research and Development, Patents and Licenses, etc.

The overall nature of our business does not demand substantial expenditure on research and development. We do not hold any material licenses to use third-party trademarks, except for the Stolichnaya trademark in countries where we have exercised our first refusal rights (Canada, Mexico and Nordic countries), as discussed in the section entitled "Item 4—Information on the Company".

Inflation

Inflation had no material impact on our operations during the three years ended 31 August 2003.

Trend Information

The Group issued the following trading statement on 30 January 2004:

"Allied Domecq PLC announces that trading for the first four months of its current financial year has been strong in most areas of the business.

The performance of the spirits portfolio has been robust. The nine core brands have delivered growth in both value and volume of over 6% supported by growth in advertising and promotion as predicted at the close of the last financial year. The Spanish market has substantially recovered from the change in wholesaler buying patterns experienced by the industry last year. Both Ballantine's and Beefeater have gained further share in this market supported by increased brand investment. Elsewhere in the Eurozone the economies remain challenging but Ballantine's has gained market share in both France and Germany. The North American business has performed strongly and gained market share from competitors. These positive performances have more than offset weaker trends in Mexico and Asia Pacific, in particular Korea.

The wine portfolio has continued to deliver good revenue and profit growth due to the Group's strategic focus on product mix at the premium end, despite the anticipated decline in volumes of table wines from Spain.

Results from the Quick Service Restaurant division are very strongly ahead. These reflect the impact of the increased pace of new store openings over the past twelve months, product innovation driving same store sales growth in Dunkin' Donuts, and a lower cost base following the restructuring of the business at the end of last fiscal year.

If the US dollar remains at its current rate for the remainder of the financial year we estimate a full year translation impact on trading profits of approximately £25 million. Notwithstanding this Allied Domecq is on track to deliver good earnings growth in the current financial year."

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

  •
  Pensions and post-retirement medical benefits. We charge pension and post-retirement medical benefit costs to the profit and loss account on a systematic basis over the service life of employees in accordance with Statement of Standard Accounting Practices No. 24, or SSAP No. 24, and with the advice of actuaries using the projected unit credit method. Inherent in these actuarial valuations are key assumptions, including discount rates and expected returns on the plan. We are required to consider market conditions, including potential changes in interest rates, in selecting these assumptions. These assumptions may not address actual changes in related pension and post-retirement benefit costs in the future. If actual changes are different from these assumptions, the cost of providing these benefits could increase or decrease. In November 2000, FRS No. 17 Retirement Benefits was issued, and adoption becomes mandatory for us in the year ended 31 August 2006. We intend to adopt FRS No. 17 in full from 1 September 2003. FRS No. 17 requires a market-based approach and its adoption would lead to different profit and loss charges and balance sheet provisions than those calculated using SSAP No. 24. For the two years ended 31 August 2003 we have complied with the transitional disclosure requirements of the standard.

Recent Accounting Standards

The UK Accounting Standards Board has issued recent Financial Reporting Standards. We comply with these standards to the extent detailed below.

  FRS No. 17—Retirement Benefits.    This standard replaces the use of actuarial values for assets in a pension plan in favor of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, interest cost and expected return on assets. Fluctuations in market values are reflected in the statement of total recognized gains and losses. In order to allow companies to comply, the following transitional arrangements apply: (i) for accounting periods ending on or after 22 June 2001, closing balance sheet information is to be given in the notes only (no comparatives required); (ii) for accounting periods ending on or after 22 June 2002, opening and closing balance sheet information and performance statement information (both profit and loss account and statement of total recognized gains and losses) for the period is to be given in the notes only (no comparatives required). The date this standard becomes fully effective has been extended from accounting periods ending on or after 22 June 2003 to accounting periods beginning on or after 1 January 2005. For the two years ended 31 August 2003 we have complied with the transitional disclosure requirements of this standard.

  We intend to adopt FRS No. 17 in full from 1 September 2003. Had this standard applied for the year ended 31 August 2003, the overall charge to operating profit would have been £49 million, compared to the SSAP No. 24 charge of £45 million. We expect a similar charge under FRS No. 17 for the year ending 31 August 2004. The post tax deficit included in the 31 August 2003 balance sheet, under FRS No. 17, would have been £405 million compared to the SSAP No. 24 asset of £147 million.

  UITF Abstract No. 38—Accounting For ESOP Trusts.    In December 2003, the ASB issued UITF Abstract No. 38—Accounting for ESOP trusts which supersedes UITF Abstract No. 13. UITF Abstract No. 38 changes the presentation of shares held in an ESOP trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders' funds. In addition the ASB issued related amendments to UITF Abstract No. 17—Employee share schemes. UITF Abstract No. 17 has been amended to reflect the consequences for the profit and loss account of the changes in the presentation of own shares held by an ESOP trust. Amended Abstract 17 requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (ie the "intrinsic value' of the award). The expense was previously determined either as the intrinsic value or, where purchases of shares had been made by an ESOP trust at fair value, by reference to the cost or book value of shares that were available for the award. The new accounting requirements become mandatory for accounting periods ending on or after 22 June 2004. The Group intends to adopt UITF Abstract No. 38 and the amendments to UITF Abstract No. 17 from 1 September 2003. The Group has estimated that if the UITF Abstract No. 38 had been adopted as at 31 August 2003 its shareholders' equity would have been reduced by £129 million. The Group estimates that the adoption of the amendments to UITF Abstract No. 17 will give rise to a reduction in the charge of £2 million in its results of operations for the year ending 31 August 2004.

Reconciliation to US GAAP

Our Audited Consolidated Financial Statements have been prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. The significant differences between UK GAAP and US GAAP as they relate to our net income are summarized below.

	Year ended 31 August
	2003	2002	2001
	£	£	£
	(million)
Net income in accordance with UK GAAP	340	392	344
Adjustments to conform to US GAAP:
Brands	–	–	(32)
Goodwill	42	38	(16)
Other intangible assets	(3)	(4)	(5)
Stock	(22)	(66)	(1)
Restructuring costs	(7)	4	(10)
Pension costs and other post retirement benefits	20	28	(3)
Share compensation	5	–	(1)
Derivative instruments	(61)	90	(19)
Mexican excise rebate	(40)	(54)	94
Franchise income	(10)	(9)	–
Deferred taxation	19	(12)	(21)
Other	(3)	(1)	2

Net income in accordance with US GAAP	280	406	332

Brands, goodwill and other intangible assets

Under UK GAAP, goodwill arising on acquisitions of a business since 1 September 1998 is capitalized and amortized by equal installments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Purchased intangible assets are capitalized and amortized over their estimated useful economic lives on a straight-line basis, except for purchased brand intangible assets. Purchased brand intangible assets are considered by the Board of Directors, to have an indefinite life given the long-term nature of premium spirits brands and the level of marketing support. We do not amortize purchased brand intangible assets but they are subject to annual impairment reviews.

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

Pension and other post retirement benefits

Under our accounting policy for post employment benefits, in accordance with SSAP No. 24, pension costs are charged to the profit and loss account on a systematic basis over the service life of employees based on consultation with actuaries and using the projected unit credit method and a set of long-term actuarial assumptions.

Under US GAAP, SFAS No. 87—Employers' Accounting for Pensions, where the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets, a liability must be recognized in the statement of financial position. If this liability exceeds the unrecognized prior service cost, the excess is recorded as a reduction of shareholders' equity, net of tax.

Share compensation

Under UK GAAP, the cost of share option plans are amortized based on the cost of the shares (including ADSs) acquired by the employee trusts to fulfill the plans, less the amount contributed by the employee. Under US GAAP, compensation for fixed plan awards is determined at the date of grant, based on the cost of the fair value of the shares subject to the award, less the option exercise or purchase price, if any, except for allowable discounts with respect to certain qualified plans where the discount is no greater than 15% of the fair value of the shares at date of grant. Compensation costs for variable plan awards are estimated at the end of each period from the date of grant to the date final compensation costs are determinable based on the difference between the fair value of the shares subject to the award and the option exercise or purchase price. Such cost is allocated to compensation expense over the vesting period and, if performance criteria are applicable to the award, based on actual performance attained.

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

Under UK GAAP, both the existence of the asset and the probability of its recoverability are considered in combination, and a deferred tax asset is recognized only to the extent that its existence and recoverability are probable (a threshold which is higher than "more likely than not").

Item 6. Directors, Senior Management and Employees

Our Board of Directors and Executive Officers oversee our administration. Our Board of Directors is comprised of between 3 and 20 members who provide our overall direction, strategy, performance and management. Our Board of Directors generally meets six times a year and focuses on strategic issues and financial performance. Directors are elected at our annual shareholders' meetings by holders of our ordinary shares for a maximum three-year term. Our Board of Directors has established five committees, the Audit Committee, the Remuneration Committee, the Nomination Committee, the Executive Committee and the Financing Committee to assist in its duties and as a measure of internal control. Our Board of Directors delegates day-to-day management to our Executive Officers, which includes all of our Executive Directors. Our Board of Directors appointed our current Executive Directors and our other Executive Officers for a one-year rolling term.

Our independent Non-Executive Directors (including our independent Chairman) do not have service agreements with the Group. It is our policy to appoint Non-Executive Directors for an initial period of three years renewable for a further period of three years, subject to election and re-election by our shareholders in general meeting. The Board of Directors have to ratify any further period of appointment after this six year period. Following completion of his second three year term, Donald Brydon has been reappointed by the Board of Directors for a second further period of one year, subject to annual re-appointment by the Board of Directors thereafter. The Non-Executive Chairman has a letter of appointment dated 29 January 2002 which requires not less than 12 months' notice of termination to be given by either party.

Directors and Executive Officers

The following table sets out information with respect to our Directors and Executive Officers as at 31 January 2004.

Name	Age	Position	Director since
Directors:
Sir Gerry Robinson	55	Non-Executive Chairman	2002
Philip Bowman	51	Chief Executive; Director	1998
Graham Hetherington	44	Chief Financial Officer; Director	1999
David Scotland	55	President, Wines; Director	1995
Richard Turner	54	President, Global Operations, Spirits & Wine; Director	1999
Paul Adams	50	Non-Executive Director	2003
Bruno Angelici	56	Non-Executive Director	2003
Donald Brydon	58	Senior Independent Non-Executive Director	1997
John Rishton	45	Non-Executive Director	2003
Other Executive Officers:
Diana Houghton	40	Director of Corporate Development	N/a
Kim Manley	41	Chief Marketing Officer, Spirits & Wine	N/a
Leonard Quaranto	56	General Counsel & Company Secretary	N/a

The business address of each of the above Directors and Executive Officers is The Pavilions, Bridgwater Road, Bedminster Down, Bristol BS13 8AR, England.

The following are brief biographies of each of our Directors and Executive Officers:

        Sir Gerry Robinson, Non-Executive Chairman.    Mr. Robinson joined us as a Non-Executive Director in February 2002 and became Non-Executive Chairman on 1 April 2002. He was Chairman of

Granada until February 2001 and Chairman of Arts Council England until January 2004. He was also previously Chairman of British Sky Broadcasting Group and ITN.

        Philip Bowman, Chief Executive.    Mr. Bowman joined us as Group Finance Director in 1998 and was appointed our Chief Executive in August 1999. He was formerly a Director of Bass following an extensive career in accountancy and venture development in Iran, Australia and the United States and was Chairman of Liberty and a Non-Executive Director of British Sky Broadcasting Group. He is also a Non-Executive Director of Burberry Group and a member of the UK Industrial Advisory Board of Alchemy Partners.

        Graham Hetherington, Chief Financial Officer.    Mr. Hetherington joined us in 1991 and our Spirits & Wine business in 1995. He was appointed Finance Director of the Spirits & Wine business in 1998. He was appointed a Director in June 1999 and was appointed Chief Financial Officer in August 1999.

        David Scotland, President, Wines.    Mr. Scotland has been a Director of our Spirits & Wine business since 1992 and one of our Directors since 1995. Mr. Scotland became President, Wines in January 2002. He is also a Non-Executive Director of Photo-Me International and Brixton and previously a Non-Executive Director of The Thomson Travel Group.

        Richard Turner, President, Global Operations, Spirits & Wine.    Mr. Turner joined us in 1982 and has been President, Global Operations, of our Spirits & Wine business since 1995. He joined our Board of Directors in June 1999 and is responsible for the business' global production and supply chain.

        Paul Adams, Non-Executive Director.    Mr. Adams joined us as a Non-Executive Director in December 2003. He is the Chief Executive of British American Tobacco.

        Bruno Angelici, Non-Executive Director.    Mr. Angelici joined us as a Non-Executive Director in August 2003. He is the Executive Vice-President, Europe, Japan, Asia Pacific and Latin America at AstraZeneca.

        Donald Brydon, Senior Independent Non-Executive Director.    Mr. Brydon joined us as a Non-Executive Director in 1997 and is Chairman of the Allied Domecq pension trusts. He is Chairman of Amersham, AXA Investment Managers and the London Metal Exchange and a Non-Executive Director of Scottish Power.

        John Rishton, Non-Executive Director.    Mr. Rishton joined us as a Non-Executive Director in December 2003. He is the Chief Financial Officer of British Airways.

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

        Leonard Quaranto, General Counsel & Company Secretary.    Mr. Quaranto joined us in August 2001 following more than 20 years' experience as international counsel in global consumer goods businesses.

Committees of Our Board of Directors

Remuneration Committee

The Remuneration Committee determines the remuneration policy as well as the terms and conditions of service and the cessation of service of the Executive Directors. It also reviews external appointments offered to Group executives. The Remuneration Committee generally meets at least twice per year. Its members are not eligible for any share options, bonuses or pension entitlements. The committee has access to the services of independent advisors as it requires. The committee is comprised of all the Non-Executive Directors. David Malpas was Chairman until his retirement from the Board on 20 October 2003. Donald Brydon was appointed as Chairman with effect from 20 October 2003.

Audit Committee

The Audit Committee monitors and reviews our system of financial and operational controls. The Audit Committee is responsible for appointing, oversees the objectivity and effectiveness of, the independent auditors, and considers our compliance with the Principles of Good Governance and Code of Best Practice, which together comprise the Combined Code appended to the Listing Rules of the UK Financial Services Authority. The Audit Committee can request our independent auditors, Executive Directors and Executive Officers and any other officers of the Group to attend its meetings. Additionally, our internal and independent auditors have direct access to the committee to raise any matters of concern. The Audit Committee must meet at least twice a year. The Audit Committee receives periodic reports summarizing audit issues noted and corrective actions planned as well as reports from the internal audit function, the independent auditors and management. The Audit Committee also reviews our annual financial statements before their submission to the Board of Directors. The committee is comprised of all the Non-Executive Directors. Peter Jacobs was Chairman until his retirement from the Board on 30 January 2004. John Rishton was appointed as Chairman with effect from 30 January 2004.

Nomination Committee

The Nomination Committee has responsibility for leading the process for Board appointments and making recommendations to the Board. It is comprised of a majority of independent Non-Executive Directors and meets from time to time as required. Sir Gerry Robinson is the Chairman.

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

Compensation of Directors and Executive Officers

The aggregate compensation that we paid to our Directors and Executive Officers as a group (including Tom Brown, who resigned as Group Human Resources Director on 31 October 2003) for the year ended 31 August 2003 for services in all capacities amounted to £7.572 million, including contingent or deferred compensation accrued during the year, even if payable at a later date.

The table below sets out the remuneration that we paid to our Executive Directors during the year ended 31 August 2003:

	Salaries/fees	Performance- related bonuses	Benefits	Total
	£	£	£	£
	(thousand)
Philip Bowman(1)(2)	665	1,035	303	2,003
Graham Hetherington(1)(2)	335	507	86	928
David Scotland(1)(2)	353	542	105	1,000
Richard Turner(1)	324	415	13	752

Notes:

(1)
The performance-related bonus figures shown above include the deferred and matching elements of the bonus which are shown below and used to purchase our ordinary shares. 50% of these ordinary shares will be transferred to the employee after a deferral period of two years with the remaining 50% of the shares transferred after a deferral period of three years. The matching ordinary shares will be conditional, except under exceptional circumstances, on continued employment with us and therefore a significant amount of the performance-related bonus figure shown above is not received by the employee until the ordinary shares are transferred to him.

	Cash bonus	Deferred amount	Matching investment	Total
	£	£	£
Philip Bowman	345,000	345,000	345,000	1,035,000
Graham Hetherington	169,000	169,000	169,000	507,000
David Scotland	180,500	180,500	180,500	542,000
Richard Turner	249,000	83,000	83,000	415,000
(2)
Philip Bowman's, Graham Hetherington's and David Scotland's benefits include allowances in lieu of pension contributions.

The table below sets out the pension entitlements of our Directors:

	Accrued pension at 31 August 2003 £ (thousand) p.a.	Accrued pension at 31 August 2002 £ (thousand) p.a.	Additional pension earned to 31 August 2003 (including inflation increase) £ (thousand) p.a.	Transfer value at 31 August 2003 £ (thousand)	Transfer value at 31 August 2002 £ (thousand)	Change in transfer value £ (thousand)	Additional pension earned to 31 August 2003 (excluding inflation increase) £ (thousand) p.a.	Transfer value of the increase in pension (excluding inflation) £ (thousand)
Graham Hetherington	37	33	4	380	325	55	3	35
David Scotland	36	32	4	600	507	93	3	56
Richard Turner	217	196	22	3,419	2,923	496	18	287

Notes:

(1)
The pension entitlement shown above is that which would be paid annually on retirement based on service to the end of the year.

(2)
The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. No contractual contributions were due to have been paid by Directors during the period.

(3)
Members of Allied Domecq Executives Pension Fund have the option to pay additional voluntary contributions to secure additional pension benefits. Neither the contributions nor the resulting benefits are included in the above table.

The table below sets out fees we paid to our Non-Executive Directors during the year ended 31 August 2003:

Salaries/fees/ benefits
£ (thousand)
Sir Gerry Robinson	211
Bruno Angelici (appointed 29 August 2003)	0
Donald Brydon(1)	66
Sir Ross Buckland (retired 30 January 2004)	34
Peter Jacobs (retired 30 January 2004)	39
David Malpas (retired 20 October 2003)	39

Note:

(1)
Donald Brydon's fee as Senior Independent Non-Executive Director includes his roles as Chairman of the Remuneration Committee and Chairman of the Allied Domecq pensions trusts.

Under our Deferred Bonus Plan, we pay Executive Directors, Executive Officers and certain senior executives bonuses based on earnings per share growth and completion of key management objectives. Under the plan, between a minimum of 25% and a maximum of 50% of the bonus award is deferred into our ordinary shares or ADSs. After the two and three year deferral periods and subject to the executive remaining our employee, we will match that portion of the bonus that is deferred into our ordinary shares on a one for one basis. If a participant's employment with us terminates prior to the end of the two or three year deferral periods, the participant is generally only entitled to receive those ordinary shares that comprise his deferred bonus award.

The following Executive Directors are entitled to receive the following matching ordinary shares under the Deferred Bonus Plan. The deferred bonus shares, which are forfeitable in specific circumstances, are beneficially owned by our Directors and are included in the share ownership table set out in the section entitled "—Director and Executive Officer Share Ownership" below.

Deferred Bonus Plan	Award in respect of fiscal year	Ordinary shares	Matching award date
Philip Bowman	2001	67,873	31 August 2004
	2002	62,579	31 August 2005
	2003	89,239	50%—31 August 2005 50%—31 August 2006
Graham Hetherington	2001	32,239	31 August 2004
	2002	31,035	31 August 2005
	2003	43,682	50%—31 August 2005 50%—31 August 2006
David Scotland	2001	18,267	31 August 2004
	2002	16,942	31 August 2005
	2003	46,713	50%—31 August 2005 50%—31 August 2006
Richard Turner	2001	15,837	31 August 2004
	2002	15,619	31 August 2005
	2003	21,469	50%—31 August 2005 50%—31 August 2006

Under the Service Agreements entered into with Philip Bowman, Graham Hetherington, David Scotland and Richard Turner, if we terminate the Service Agreements without cause we will be liable to the relevant Director for broadly a sum equal to 95% of annual base salary, contractual benefits and bonuses. Under the Letters of Appointment with Gerry Robinson and Diana Houghton and the Service Agreements entered into with Kim Manley and Leonard Quaranto, if we terminate the Appointments or the Service Agreements without cause and on less than 12 months' notice, we will be liable to the relevant Director or Executive Officer for up to one year of compensation. In addition, if after six months of a change of control Kim Manley terminates his Service Agreement with reasonable notice, we will be liable to him for up to one year of compensation.

Options to Purchase Our Securities

The following table provides summary information for each of our Directors who hold options or other rights to acquire our ordinary shares as at 31 January 2004. As at 31 January 2004, our Directors and Executive Officers as a group held options or other rights to acquire 8,130,825 of our ordinary shares excluding those matching ordinary shares received as compensation under the Deferred Bonus Plan referred to above in the section entitled "—Compensation of Directors and Executive Officers".

	Fiscal year of grant	Number of ordinary shares subject to option	Exercise price of ordinary share in pence	Earliest exercise date	Expiry date
SAYE Scheme 1999
Graham Hetherington	2000	6,440	262	1 January 2005	30 June 2005
Inland Revenue Approved Executive Share Option Scheme 1999
Philip Bowman	2003	7,853	382	1 November 2005	31 October 2012
Graham Hetherington	2003	7,853	382	1 November 2005	31 October 2012
David Scotland	2003	7,853	382	1 November 2005	31 October 2012
Richard Turner	2003	7,853	382	1 November 2005	31 October 2012
Executive Share Option Scheme 1999
Philip Bowman	2000	608,187	342	1 November 2002	31 October 2009
	2003	434,882	382	1 November 2005	31 October 2012
	2004	495,430	383	23 October 2006	22 October 2013
Graham Hetherington	2000	263,157	342	1 November 2002	31 October 2009
	2003	131,872	382	1 November 2005	31 October 2012
	2004	159,921	383	23 October 2006	22 October 2013
David Scotland	2000	350,877	342	1 November 2002	31 October 2009
	2003	144,699	382	1 November 2005	31 October 2012
	2004	165,861	383	23 October 2006	22 October 2013
Richard Turner	2000	304,093	342	1 November 2002	31 October 2009
	2003	132,788	382	1 November 2005	31 October 2012
	2004	151,697	383	23 October 2006	22 October 2013
Long Term Incentive Scheme 1999
Philip Bowman	2001	441,176	0.1	8 May 2004	7 May 2011
	2002	512,091	0.1	2 November 2004	1 November 2011
	2003	321,989	0.1	1 November 2005	31 October 2012
	2004	360,313	0.1	23 October 2006	22 October 2013
Graham Hetherington	2001	104,779	0.1	8 May 2004	7 May 2011
	2002	121,621	0.1	2 November 2004	1 November 2011
	2003	79,842	0.1	1 November 2005	31 October 2012
	2004	91,383	0.1	23 October 2006	22 October 2013
David Scotland	2001	119,485	0.1	8 May 2004	7 May 2011
	2002	138,691	0.1	2 November 2004	1 November 2011
	2003	87,172	0.1	1 November 2005	31 October 2012
	2004	94,778	0.1	23 October 2006	22 October 2013
Richard Turner	2001	102,941	0.1	8 May 2004	7 May 2011
	2002	119,487	0.1	2 November 2004	1 November 2011
	2003	80,366	0.1	1 November 2005	31 October 2012
	2004	86,684	0.1	23 October 2006	22 October 2013

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

SAYE Scheme 1999

We have established a "save as you earn" plan, our SAYE Scheme 1999, which was approved by the UK Inland Revenue on 10 November 1999. Under this plan, we may grant all of our Executive Directors, Executive Officers and employees who are subject to certain taxes in the United Kingdom options to purchase our ordinary shares at a price that is not less than 80% of the market value of the shares on the date of grant. The options may vest in three or five years' time, with each participant being able to pay for his or her options utilizing the proceeds of a savings contract under which he or she agrees to save a regular monthly amount within set limits. When the option vests, the participant will receive his or her savings back plus a tax-free bonus, which may be used, at the employee's discretion, to exercise the option. Except in limited circumstances, options that are not exercised will lapse if the participant is no longer an employee or after six months from the end of the savings contract. In addition, in the event of a change of control of our company, options may be exercised within six months of the change of control and will thereafter lapse. Options may be adjusted to reflect variations in our share capital. The SAYE Scheme 1999 has been replaced by the Share Partnership Plan described below.

International SAYE Scheme 1999

We established an international "save as you earn" plan, our International SAYE Scheme 1999, on 25 October 1999. Under this plan, we may grant our Executive Directors, Executive Officers and employees options to purchase our ordinary shares at a price that is not less than 80% of the market value of the shares on the date of grant. The options may vest in eighteen months, three years' time or five years' time, with each participant being able to pay for his or her options by utilizing the proceeds of a savings contract under which he or she agrees to save a regular monthly amount within set limits. When the option vests, the participant will receive his or her savings back plus interest, which may be used, at the employee's discretion, to exercise the option. Except in limited circumstances, options that are not exercised will lapse if the participant is no longer an employee or after six months after the end of the savings contract. The plan is operated in certain jurisdictions outside of the United Kingdom. Options may be adjusted to reflect variations in our share capital.

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

Inland Revenue Approved Executive Share Option Scheme 1999 and Executive Share Option Scheme 1999 (incorporating US Schedule)

These are discretionary share option plans, one of which has been approved by the UK Inland Revenue on 10 November 1999 and the other of which we established on 25 October 1999. The terms of these two plans are similar, except where we indicate to the contrary. Under these plans, our Board of Directors may grant options at its discretion to any of our full time employees, except within two years of their normal retirement date (if applicable).

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

Our Board of Directors and shareholders have approved a US Schedule to the Executive Share Option Scheme 1999 under which options may be granted to US executives that may qualify as "Incentive Stock Options" for the purposes of Section 422 of the Internal Revenue Code of 1986 (as amended), and qualify for favorable tax treatment.

Share Appreciation Rights Plan 1999

To incentivize employees in jurisdictions where securities or tax laws prevent or restrict the use of the executive share option plans, we adopted our Share Appreciation Rights Plan 1999 on 25 October 1999. Under this plan we may grant our employees share appreciation rights, which provide the employee with an opportunity to receive a cash payment from us that is linked to an increase in the market value of our ordinary shares or ADSs. Our Board of Directors may grant share appreciation rights that are subject to performance conditions being fulfilled before the share appreciation rights can be exercised. Participants may only exercise share appreciation rights between the third and tenth anniversaries of their date of grant, provided that the performance conditions have been fulfilled. Except in limited circumstances, share appreciation rights that are not exercised will lapse if the holder is no longer an employee. In addition, in the event of a change of control of our company, share appreciation rights may be exercised within six months of the change of control and will thereafter lapse. Our Board of Directors decides whether and to whom it will grant share appreciation rights under this plan. The share appreciation rights price may not be less than the market value of an ordinary share or ADS, as appropriate, on the date of grant. Share appreciation rights may be adjusted to reflect variations in our share capital.

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

The Share Partnership Plan allows for the appropriation of free shares to employees with a market value of up to £3,000 per employee each year. The shares must generally be offered to all participants on terms varied by reference to remuneration, length of service or hours worked. The Share Partnership Plan, however, may contain a performance measure making the award of free shares subject to performance targets, as long as the measures for determining the performance targets are fair and objective, not less than 20% of the pool of available free shares must be awarded to every eligible employee on similar terms and the highest performance related award does not exceed four times the highest non-performance related award. Free shares must generally be held in trust for a minimum of three and a maximum of five years. We do not currently offer free shares to our Executive Directors, Executive Officers and employees.

Under this plan, we offer participants the opportunity to purchase shares from their pre-tax salary of up to £1,500 (or 10% of salary, whichever is lower) every year. Partnership shares are purchased monthly on behalf of the participants using their compensation. Partnership shares may be withdrawn from the Share Partnership Plan by the participant at any time, although there are tax advantages if the shares are retained in the Share Partnership Plan for at least three years.

The Share Partnership Plan provides that where employees buy partnership shares, they may be awarded additional shares on a matching basis, up to a maximum of two matching shares for each partnership share. We currently offer matching shares on the basis of one matching share for every four partnership shares purchased. Matching shares must be offered on the same basis to each employee purchasing partnership shares. Matching shares must generally be held in trust for a minimum of three and a maximum of five years.

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

Director and Executive Officer Share Ownership

As at 31 January 2004, our Directors and Executive Officers as a group held 1,003,299 of our ordinary shares (including ADSs each representing four ordinary shares) including the deferred bonus shares received as compensation under the Deferred Bonus Plan. In addition, the Executive Directors and Executive Officers were treated as interested in the 30,652,270 shares (made up of both ordinary and ADSs) held by our employee trusts in their capacity as potential beneficiaries. The following table shows the amount of our ordinary shares held by our Directors, none of whom beneficially owned more than 1% of our ordinary shares, as at 31 January 2004.

Name	Amount of ordinary shares beneficially owned
Sir Gerry Robinson	–
Philip Bowman	398,267
Graham Hetherington	150,935
David Scotland	124,479
Richard Turner	128,761
Bruno Angelici	–
Paul Adams	–
Donald Brydon	11,500
John Rishton	–

Employees

The following table shows the average number of our full-time equivalent employees for the three years ended 31 August 2003 in relation to our continuing business:

	Year ended 31 August
	2003	2002	2001
Spirits & Wine business	11,343	10,940	8,403
QSR business	1,206	1,173	1,382

Total	12,549	12,113	9,785

We believe that we maintain good relations with our employees. During the past three years, we have not had any strikes or lockouts that have interfered in any material way with our business. Over 43% of our employees are covered by collective bargaining agreements with various trade unions and labor organizations. The principal countries where our employees are represented by unions are Mexico, Spain, France and Scotland where approximately 1,450, 1,200, 550 and 600 employees are respectively represented by unions. The four unions which represent the largest number of our employees are the Sindicato de Trabajadores en Ranchos, Granjas, Huertas y del Campo en General en el Estado de Jalisco in Mexico, the Sindicato Nacional de la Industria Vinícola Similares y Conexas de la República Méxicana in Mexico, Union General Trabajdores in Spain and the GMB in Scotland.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

As at 31 January 2004, to our knowledge as based upon relevant filings made by such shareholders, the following persons had an interest, directly or indirectly, in 3% or more of the issued share capital of Allied Domecq PLC. The following holders hold ordinary shares and have the voting rights of ordinary shareholders.

Shareholder	Ordinary shares		Percentage of total outstanding ordinary shares
Suntory Limited	37,834,591		3.42%
Barclays plc	33,513,581		3.03%
Aviva plc	33,451,589	(1)	3.02%

Note:

(1)
Of which 33,382,252 shares are held by Morley Fund Management Ltd, a subsidiary of Aviva plc.

Related-Party Transactions

Other than disclosed in this annual report, no Director had any interest, beneficial or non-beneficial, in our share capital. The Register of Directors' Interests, which is open to shareholders' inspection, contains full details of Directors' share interests. Save as disclosed above, no Director or Executive Officer has or has had any interest in any transaction which is or was unusual in its nature, or which is or was significant to the business of the Group and which was effected by any member of the Group during the year ended 31 August 2003 and including the subsequent period prior to and including the date hereof.

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

Dividend Policy

For a description of our dividend policy, please see the section entitled "Item 3—Key Information—Dividends".

Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in the Group's financial position since 31 August 2003.

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

Ordinary shares
	High	Low
Year ended 31 August
1999	626.5p	389.5p
2000	377.3p	249.3p
2001	454.0p	315.0p
2002	468.5p	325.0p
2003	418.8p	261.3p
Year ended 31 August 2002:
First quarter	404.0p	325.0p
Second quarter	412.8p	375.3p
Third quarter	468.5p	406.8p
Fourth quarter	467.3p	341.3p
Year ending 31 August 2003:
First quarter	418.8p	370.0p
Second quarter	414.0p	280.8p
Third quarter	362.3p	261.3p
Fourth quarter	395.0p	331.8p
Year ending 31 August 2004:
First quarter	420.3p	366.5p
	High	Low
Month ended:
31 August 2003	395.0p	347.8p
30 September 2003	393.0p	370.8p
31 October 2003	401.3p	366.5p
30 November 2003	420.3p	394.3p
31 December 2003	432.0p	404.5p
31 January 2004	439.8p	405.0p

	ADSs
	High	Low
Year ended 31 August
2002*	$25.85	$23.10
2003	$26.82	$17.25
Year ended 31 August 2002:
Fourth quarter*	$25.85	$23.10
Year ending 31 August 2003:
First quarter	$26.75	$23.35
Second quarter	$26.82	$18.25
Third quarter	$23.95	$17.25
Fourth quarter	$25.53	$22.20
Year ending 31 August 2004:
First quarter	$28.82	$23.91
Month ended:
31 August 2003	$25.53	$22.95
30 September 2003	$25.90	$23.91
31 October 2003	$27.25	$24.92
30 November 2003	$28.82	$27.21
31 December 2003	$31.59	$28.80
31 January 2004	$32.68	$30.12

*
From date of listing, 31 July 2002.

At close of business on 31 January 2004, the market price for our ordinary shares and ADSs was 439.8p and $32.68, respectively.

On 31 January 2004, there were 113 registered holders of 145,269 of our ordinary shares with addresses in the United States. On 31 January 2004 there were 93 registered holders of 1,789,486 of our ADSs with addresses in the United States. The combined holdings of these shareholders constituted less than one percent of the total number of our outstanding ordinary shares. As certain of our ordinary shares and ADSs are held by brokers and other nominees, these numbers may not represent the actual number of beneficial owners in the United States or the number of ordinary shares beneficially held by US persons.

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

Suntory

In 1988, we entered into a series of arrangements with Suntory Limited, one of Japan's leading producers and distributors of spirits. One element of these arrangements was the purchase of a 49.99% interest in a Japanese company, Suntory Allied Limited, and the grant to it of the principal rights to distribute our spirit products in Japan for a period up to and including 2029. Suntory Allied Limited is under the management control of Suntory Limited.

Corby

In 1991, we purchased a 46.3% equity interest and a 51.6% voting interest in Corby Distilleries Limited, or CDL, a leading Canadian manufacturer and marketer of spirits and wine. We have various arrangements with CDL under which we blend and bottle CDL's requirements for some spirits and provide administrative services to it and CDL distributes our products in the Canadian market.

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

Taxation

The following discussion describes the material US Federal income tax and UK tax consequences of the purchase, ownership and disposition of our shares or ADSs (evidenced by ADRs) for beneficial owners:

  •
  who are residents of the United States for purposes of the current applicable United Kingdom/United States Income Tax Convention (either the "Income Tax Convention" or the "New Income Tax Convention", as described below under "New Income Tax Convention") and the United Kingdom/United States Estate and Gift Tax Convention (the "Estate and Gift Tax Convention" and, together with the Income Tax Convention, the "Conventions");

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

New Income Tax Convention

The United States and the United Kingdom have recently concluded a new income tax convention (the "New Income Tax Convention"). The New Income Tax Convention has been ratified by the competent authorities in both countries. The New Income Tax Convention is effective:

  •
  in respect of US or UK withholding taxes, for amounts paid on or after 1 May 2003;

  •
  in the US, in respect of other taxes, for taxable periods beginning on or after 1 January 2004;

  •
  in the UK, for individuals from 6 April 2004; and

  •
  in the UK, for corporations from the first financial year beginning on or after 6 April 2004;

except that a person entitled to the benefit of the existing Income Tax Convention may elect to remain subject to the terms of that convention and not the New Income Tax Convention for a further period of one year.

The New Income Tax Convention contains rules that modify the treatment under the Income Tax Convention of US holders who own shares or ADSs of a UK corporation in several aspects. Throughout the following discussions, we have included specific references to the new rules under the New Income Tax Convention as appropriate. You should consult your own tax advisors as to how the Income Tax Convention and New Income Tax Convention would affect you with respect to your ownership of our shares or ADSs (including the application of the anti-conduit rules contained in the New Income Tax Convention) and if and how you should elect to defer the application of the New Income Tax Convention.

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

The provision of the New Income Tax Convention does not materially alter the UK taxation consequences described above except that under the New Income Tax Convention there is no longer any entitlement to receive from the UK Inland Revenue any repayment of amounts representing the credit for UK tax to which a UK resident individual would have been entitled. This will only have a practical impact on certain US corporations if they own or acquire, directly or indirectly, at least 10% of our voting stock (such corporations should consult their own tax advisors). The New Income Tax Convention will affect the US Federal income tax consequences of owning our shares or ADSs. For a description of taxation of dividends in the United States, see the section entitled "United States" immediately below.

United States

Subject to the Passive Foreign Investment Company discussion below, if you are eligible for benefits under, and elect the application of, the Income Tax Convention to distributions you receive in respect of our shares or ADSs, the gross amount of an actual distribution plus the UK tax credit amount considered received and unreduced by the UK Withholding Tax will be included as a dividend in your gross income on the day actually or constructively received by you, in the case of our shares, or by the depositary, in the case of our ADSs to the extent paid out of our current or accumulated earnings and profits as determined for US Federal income tax purposes, and such dividend will be treated as foreign source dividend income. You elect the application of the Income Tax Convention by filing a timely and duly completed Form 8833 with your income tax return for the relevant year. Distributions in excess of our current and accumulated earnings and profits will first be treated, for US Federal income tax purposes, as a non-taxable return on capital to the extent of your basis in the ADSs and then as a gain from the sale or exchange of a capital asset. Dividends paid by us will not be eligible for the corporate dividends received deduction that is applicable in certain cases to US corporations. Under the New Income Tax Convention, the amount of dividends to be included in your gross income will no longer include the amount of any UK tax credit amount described above. Therefore, the amount of dividends that you will be treated as receiving from us will be the amount of dividends you actually receive from us. We urge you to consult your own tax advisors as to your eligibility for benefits, if any, under the Income Tax Convention as well as the application of the New Income Tax Treaty.

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

If you are a non-corporate holder of our shares or ADSs, dividends you receive on our shares or ADSs for taxable years beginning after 1 December 2002 and before 1 January 2009 may be taxed at the lower applicable capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (2) certain holding period requirements are met. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to our shares or ADSs.

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

The New Income Tax Convention repeals the sections of the current Income Tax Convention giving an entitlement to receive repayment of tax credits to which a UK individual would have been entitled. Therefore, currently under the New Income Tax Convention, you will no longer be eligible for foreign tax credit or deductions in respect of the UK Withholding Tax.

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

Information Reporting and Backup Withholding

Payments that relate to the ordinary shares or ADSs that are made in the United States or by a US related financial intermediary will be subject to information reporting. Information reporting generally will require each paying agent making payments, which relate to a share or ADS, to provide the IRS with information, including the beneficial owner's name, address, taxpayer identification number, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply to all beneficial owners. Specifically, corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts are all exempt from reporting requirements.

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

  •
  is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law; or

  •
  under-reports its tax liability.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Market Risk

Our treasury operates as a centralized service managing interest rate and foreign exchange risk and financing. Our Board of Directors agrees and reviews policies and financial instruments for risk management. We utilize derivative financial instruments to enhance our ability to manage risk, including interest rate and foreign currency price risk. We enter into derivative instruments for periods consistent with related underlying exposures, and they do not constitute positions independent of those exposures. We do not enter into derivative contracts for speculative purposes.

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

Gains and losses on foreign currency debt and foreign exchange contracts held for the purposes of hedging balance sheet translation exposures are taken to reserves. We manage our translation exposure on a net asset basis, including an appropriate amount of goodwill that has been written-off to reserves. This aims to align the hedging contracts with the intangible by market and currency. We hedge our translation exposure by holding offsetting liabilities. Where debt held does not match the underlying exposure we utilize forward purchase and sale contracts and foreign exchange swaps in order to better align our earnings with our liabilities. Contracts typically have maturities of less than one year. Principal currencies include the US Dollar, Euro, New Zealand Dollars and Japanese Yen.

We have revenues and expenses denominated in foreign currencies and, as a result, are exposed to foreign currency exchange rate risk. To manage exchange rate risk of transaction exposures, we net foreign currency revenues and expenses, to the extent practicable, to take advantage of natural offsets. We use foreign currency option, swap and forward contracts with maturities of up to 18 months to manage the remaining net exposure. It is our policy to hedge each currency forward a minimum of 12 months at 80% to 90% of the net exposure. Based on our average annual net foreign currency positions during 2003, a 10% adverse change in average annual foreign currency exchange rates would not be material to our financial position or results of operations.

Interest Rate Risk

We use fixed and variable-rate (LIBOR) debt to finance our operations. In particular, we have issued fixed-rate bonds, and commercial paper. These debt obligations expose us to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases. We believe it is prudent to limit the variability of a portion of our interest payments. We manage our variable rate interest rate exposure in proportions and limits approved by our Board of Directors.

We manage exposures to interest rate fluctuations on borrowings and deposits by using interest rate swaps and swaptions. It is our policy to maintain between 60% and 80% of our net debt at fixed rates of interest with a target of 70%.

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

We target minimum headroom cover, being committed facilities above anticipated peak debt requirements over the next 12 months, of at least £300 million. Where possible, we will spread our borrowing facilities over a number of years to minimize the risks and disruption associated with renegotiating maturing facilities.

Credit Risk

We may only make investments in money market fixed-term deposits, certificates of deposit or commercial paper. Maximum maturities for such instruments are six months. We may only make investments in certificates of deposit or commercial paper in paper with an A-1/P-1 short-term credit rating. We are not allowed to exceed maximum exposure limit to any counterparty of £100 million. We do not permit investment in counterparties with a long term rating below A3, unless there is no alternative in a particular location in which we operate.

Commodity Price Risk

We hedge some of our expected commodity purchases based on internal forecast requirements. A confidence rating is applied to forecast purchases, and we will hedge up to, but not exceed, a predetermined confidence ratio. We do not consider that our open commodity future contracts outstanding at 31 August 2003 and associated gains or losses on those contracts are material.

Employee Share Plans

Awards and option grants vesting under the various employee share plans are generally satisfied by the transfer of existing ordinary shares or ADSs. These awards and option grants are partially hedged through the purchase of ordinary shares or ADSs.

Sensitivity Analysis

Under item 305 of Regulation S-K we are required to measure the impact on fair values of our financial instruments.

In order to do this we use both an interest rate sensitivity model and a foreign exchange rate sensitivity model.

The interest rate sensitivity model calculates the change in fair value of our net borrowings due to changes in interest rates. The calculation is made by making a 1% hypothetical shift along the entire interest rate curve. The types of instruments covered by the model include both fixed rate borrowings, made up from outstanding bonds, together with derivative financial instruments such as fixed to floating rate swaps. The fixed rate sensitivity of £4 million reflects the change in fair value associated with the element of fixed rate debt that has not been swapped into floating rate. The floating rate sensitivity of £12 million, relates to all other interest rate sensitivity including short-term borrowings, commercial paper, short-term loans and the floating rate element of fixed rate debt that has been swapped into floating rate.

The foreign exchange rate sensitivity model calculates the change in fair value of our foreign exchange derivatives and foreign currency borrowings due to changes in foreign exchange rates. The calculation is made by measuring the impact on transaction and translation hedging instruments due to a 10% hypothetical fluctuation in Pounds Sterling and is applied currency by currency in isolation i.e. ignoring the impact of currency correlation. The table reflects the largest possible loss i.e. where there is both a positive and negative effect (e.g. a positive transaction exposure but negative translation exposure), then the larger of the two impacts is recorded.

The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the table below, which therefore should not be considered a projection of likely future events and losses.

In both the interest rate and foreign exchange models, there is no recognition of convergence between the current market rate and the hypothetical rates used, as the movement to new rates is assumed to happen instantaneously.

The estimated changes in the fair values of borrowings and derivative financial instruments at 31 August 2003 are set out in the table below. Such analysis is for information purposes only. In practice, market rates rarely change in isolation.

	31 August 2003
	Fair Value Changes arising from:
	Estimated Fair Value	1% change in rates interest	10% weakening in Pounds Sterling
	£	£	£
	(million)
Borrowing:
Floating rate debt	791	(12)	(77)
Fixed rate debt	1,836	4	(184)
Foreign Exchange Contract:
Transaction:
US Dollar	69		(7)
South Korean Won	42		(7)
NZ Dollar	10		1
Mexican Peso	47		–
Canadian Dollar	22		2
Euro	10		(2)
Other	28		4
Translation	–		21

Total	2,855	(8)	(249)

Item 12. Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

The Group maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Securities Exchange Act of 1934 reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to the Group's management, including its Chief Executive and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

As required by SEC Rule 13a-15(b), the Group carried out an evaluation, under the supervision and with the participation of the Group's management, including the Group's Chief Executive and the Group's Chief Financial Officer, of the effectiveness of the design and operation of the Group's disclosure controls and procedures as of the end of the period covered by this annual report. Based on the foregoing, the Group's Chief Executive and Chief Financial Officer concluded that the Group's disclosure controls and procedures were effective at the reasonable assurance level.

There have been no significant changes in the Group's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Group completed its evaluation.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined John Rishton as an audit committee financial expert with effect from 30 January 2004.

Item 16B. Code of Ethics

The Group has in place a Code of Conduct that applies to all Directors, officers and employees which qualifies as a code of ethics, as required by recent SEC rule adoptions under the Sarbanes-Oxley Act of 2002. The Code of Conduct applies to the Group's principal executive officer and principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Conduct is included as an exhibit as part of this Annual Report on Form 20-F.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-3 through F-7.

Item 19. Exhibits

INDEX TO EXHIBITS

Exhibit	Description
1.1	Memorandum and Articles of Association of Allied Domecq PLC, as amended, dated 31 January 2002.*
2.1	Global Medium Term Note Programme Offering Circular dated 21 March 2003.
4.1
Trademark, Supply and Distribution Agreement, dated 15 November 2000, among Spirits International N.V., S.P.I. Spirits (Cyprus) Limited, Allied Domecq International B.V. and Allied Domecq Spirits & Wine USA, Inc., and the Addendum, dated 17 January 2002, thereto.*
4.2	Allied Domecq PLC Executive Share Option Scheme 1999.**
4.3	Allied Domecq PLC Deferred Bonus Plan.**
4.4	Allied Domecq PLC Long Term Incentive Scheme 1999.**
8.1	For a list of Allied Domecq PLC's subsidiaries, see "Item 4—Information on the Company—Organizational Structure".
11.1	Code of Conduct.
12.1	Section 302 certification, Chief Executive.
12.2	Section 302 certification, Chief Financial Officer.
13.1	Section 906 certification, Chief Executive.
13.2	Section 906 certification, Chief Financial Officer.

*
Incorporated by reference to our registration statement on Form 20-F (File No. 001-31413) filed on 26 July 2002.

**
Incorporated by reference to our registration statement on Form S-8 (File No. 333-103563) filed on 3 March 2003.

INDEX TO FINANCIAL STATEMENTS

Allied Domecq PLC: Audited Consolidated Financial Statements

Independent Auditors' Report to the Shareholders and Board of Allied Domecq PLC
Consolidated Profit and Loss Account for the three years ended 31 August 2003
Consolidated Statement of Total Recognized Gains and Losses for the three years ended 31 August 2003
Note of Consolidated Historical Cost Profits and Losses for the three years ended 31 August 2003
Consolidated Balance Sheet as at 31 August 2003 and 2002
Consolidated Reconciliation of Movements in Shareholders' Funds for the three years ended 31 August 2003
Consolidated Cash Flow Statement for the three years ended 31 August 2003
Accounting Policies
Notes to the Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS AND
BOARD OF ALLIED DOMECQ PLC

We have audited the accompanying consolidated balance sheet of Allied Domecq PLC and subsidiaries (the "Group") as at 31 August 2003 and 2002, and the related consolidated profit and loss account, consolidated statement of total recognized gains and losses, note of consolidated historical cost profits and losses, consolidated reconciliation of movements in shareholders' funds and consolidated cash flow statement for each of the years in the three-year period ended 31 August 2003 presented on pages F-3 to F-72. These consolidated financial statements are the responsibility of the Directors of Allied Domecq PLC. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Allied Domecq PLC and subsidiaries as at 31 August 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended 31 August 2003, in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

KPMG Audit Plc

Chartered Accountants
Registered Auditor
London, England

20 October 2003, except as to the matter described in the last six paragraphs under "New Accounting Standards" in Note 31, as to which the date is 27 February 2004

ALLIED DOMECQ PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended 31 August 2003			Year ended 31 August 2002			Year ended 31 August 2001
	Note	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
		£	£	£	£	£	£	£	£	£
		(million, except for per share data)
Turnover		3,410	–	3,410	3,334	–	3,334	2,879	–	2,879
Operating costs
—goodwill amortization	5	(40)	–	(40)	(38)	–	(38)	(12)	–	(12)
—Mexican excise rebate	5	–	38	38	–	213	213	–	47	47
—other	5	(2,813)	(10)	(2,823)	(2,739)	(84)	(2,823)	(2,358)	(9)	(2,367)

Operating profit from continuing activities		557	28	585	557	129	686	509	38	547
Share of profits of associated undertakings	14	24	–	24	15	–	15	22	–	22

Trading profit	1	581	28	609	572	129	701	531	38	569
Profit on sale of businesses in continuing and discontinued activities	6	–	–	–	–	–	–	–	6	6

Profit on ordinary activities before finance charges		581	28	609	572	129	701	531	44	575
Finance charges	7	(126)	–	(126)	(130)	–	(130)	(90)	–	(90)
Profit on ordinary activities before taxation		455	28	483	442	129	571	441	44	485
Taxation	6,8	(117)	(10)	(127)	(118)	(48)	(166)	(112)	(16)	(128)
Profit on ordinary activities after taxation		338	18	356	324	81	405	329	28	357
Minority interests
—equity and non-equity	23	(16)	–	(16)	(13)	–	(13)	(13)	–	(13)

Profit earned for Ordinary Shareholders for the year		322	18	340	311	81	392	316	28	344
Ordinary dividends	10	(150)	–	(150)	(141)	–	(141)	(127)	–	(127)

Retained profit	22	172	18	190	170	81	251	189	28	217

Earnings per Ordinary Share:
—basic	9	29.9p	1.7p	31.6p	29.2p	7.6p	36.8p	30.0p	2.6p	32.6p
—diluted	9	29.9p	1.7p	31.6p	29.1p	7.6p	36.7p	30.0p	2.6p	32.6p

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended 31 August
	2003	2002	2001
	£	£	£
	(million)
Profit earned for Ordinary Shareholders for the year	340	392	344
Currency translation differences on foreign currency net investments	3	(23)	(18)
Taxation on translation differences	19	(12)	2

Total recognized gains and losses for the year	362	357	328

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES

	Year ended 31 August
	2003	2002	2001
	£	£	£
	(million)
Profit on ordinary activities before taxation	483	571	485
Realization of property revaluation gains of prior years	–	–	–

Historical cost profit on ordinary activities before taxation	483	571	485

Historical cost retained profit	190	251	217

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

CONSOLIDATED BALANCE SHEET

		31 August
	Note	2003	2002
		£	£
	(million)
Fixed assets
Intangible assets	11	1,273	1,316
Tangible assets	12	966	877
Investments and loans	13	160	126
Investments in associates	14	85	71

Total fixed assets		2,484	2,390

Current assets
Stocks	15	1,407	1,302
Debtors due within one year	16	679	736
Debtors due after more than one year	16	326	332
Cash at bank and in hand		175	169

Total current assets		2,587	2,539

Creditors (due within one year)
Short term borrowings	19	(772)	(971)
Other creditors	17	(1,161)	(1,022)

Total current liabilities		(1,933)	(1,993)

Net current assets		654	546

Total assets less current liabilities		3,138	2,936
Creditors (due after more than one year)
Loan capital	19	(1,815)	(1,776)
Other creditors	17	(46)	(90)

Total creditors due after more than one year		(1,861)	(1,866)

Provisions for liabilities and charges	18	(283)	(284)

Net assets		994	786

Capital and reserves
Called up share capital	21	277	277
Share premium account	22	165	165
Merger reserve	22	(823)	(823)
Profit and loss account	22	1,299	1,087

Shareholders' funds—equity		918	706
Minority interests—equity and non-equity	23	76	80

		994	786

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

CONSOLIDATED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Year ended 31 August
	2003	2002	2001
	£	£	£
	(million)
Shareholders' funds at the beginning of the year	706	341	137

Total recognized gains and losses for the year	362	357	328
Ordinary dividends	(150)	(141)	(127)
Ordinary share capital issued (net of costs)	–	149	–
Goodwill written back on disposals	–	–	3

Net movement in Shareholders' funds	212	365	204

Shareholders' funds at the end of the year	918	706	341

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

CONSOLIDATED CASH FLOW STATEMENT

		Year ended 31 August
	Note	2003	2002	2001
		£	£	£
		(million)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit		585	686	547
Goodwill amortization		40	38	12
Exceptional operating costs		4	64	9
Depreciation		75	75	56
Increase in stocks		(72)	(94)	(72)
Decrease/(increase) in debtors		58	(22)	(55)
Increase/(decrease) in creditors		65	71	(43)
Expenditure against provisions for reorganization and restructuring costs		(29)	(36)	(34)
Other items		22	(22)	3

Net cash inflow from operating activities		748	760	423

Consolidated cash flow statement
Net cash inflow from operating activities		748	760	423
Dividends received from associated undertakings		13	11	9
Returns on investments and servicing of finance	24	(148)	(133)	(76)
Taxation paid	24	(65)	(178)	(34)
Capital expenditure and financial investment	24	(156)	(712)	(118)
Acquisitions and disposals	24	–	(586)	(635)
Equity dividends paid		(144)	(133)	(163)

Cash inflow/(outflow) before use of liquid resources and financing		248	(971)	(594)
Management of liquid resources		50	(21)	(6)
Financing	24	(164)	798	488

Increase/(decrease) in cash in the year		134	(194)	(112)

Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the year		134	(194)	(112)
(Decrease)/increase in liquid resources		(50)	21	6
Decrease/(increase) in loan capital		164	(649)	(488)

Movement in net debt resulting from cash flows		248	(822)	(594)
Exchange adjustments		(82)	98	(8)

Movement in net debt during the year		166	(724)	(602)
Opening net debt		(2,578)	(1,854)	(1,252)

Closing net debt	26	(2,412)	(2,578)	(1,854)

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

ACCOUNTING POLICIES

Basis of accounting

The accounts are prepared under the historical cost convention and comply with accounting policies generally accepted in the United Kingdom ("UK GAAP"). The accounts have complied with the disclosure requirements of Financial Reporting Standard ("FRS") No.17 Retirement Benefits in line with the transitional timetable laid down by the standard. The Group intends to adopt FRS No. 17 in full from 1 September 2003.

Note 31 describes the significant differences between UK GAAP and US generally accepted accounting principles ("US GAAP") and presents a reconciliation of net income and shareholders' equity from UK GAAP to US GAAP as a result of such differences.

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

Intangible fixed assets

Goodwill arising on acquisitions of a business since 1 September 1998 is capitalized and amortized by equal installments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Purchased intangible assets are also capitalized and amortized over their estimated useful economic lives on a straight-line basis, except for purchased brand intangible assets. Purchased brand intangible assets are considered by the Board of Directors, to have an indefinite life given the long-term nature of premium spirits brands and the level of marketing support. We do not amortize purchased brand intangible assets but they are subject to annual impairment reviews.

Tangible fixed assets

Tangible fixed assets are capitalized at cost. Depreciation is provided to write-off the cost less the estimated residual value of assets by equal installments over their estimated useful economic lives as follows: Land and buildings—the shorter of 50 years or the length of the lease; distilling and maturing equipment—20 years; storage tanks 20 to 50 years: other plant and equipment and fixtures and fittings—5 to 10 years; and computer software—4 years. Vineyard developments are not depreciated in the first 3 years unless they become productive within that time. No depreciation is provided on freehold land.

Fixed asset investments

Fixed asset investments are stated at cost, less provision for any permanent diminution in value.

Impairment reviews

Impairment reviews are performed on all tangible fixed assets and intangible fixed assets where there is an indication of potential impairment. In addition intangible fixed assets are reviewed for impairment at the end of the first full fiscal year following the acquisition. If the carrying value of a fixed asset exceeds its estimated recoverable amount, the impairment is charged to the profit and loss account. The estimated recoverable amount of such assets is determined based on discounted projected future operating cash flows from the income generating unit.

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

Leases

Operating lease rentals are charged to the profit and loss account over the respective terms of the leases.

Stocks

Stocks are valued at the lower of cost and net realizable value. Cost comprises purchase price or direct production cost, together with duties and manufacturing overheads. The cost of spirits and wine stocks is determined by the weighted average cost method.

Stocks are included in current assets, although a portion of such stocks may be held for periods longer than one year.

Deferred tax

Full provision is made for deferred tax assets and liabilities arising from timing differences. Deferred tax assets are recognized to the extent that they are regarded as recoverable.

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

(ii)
Translation of financial instruments

The results of undertakings outside the UK are translated to Pounds Sterling at weighted average exchange rates each month. The closing balance sheets of undertakings outside the UK are translated at year-end rates. Exchange rate differences arising from the translation of foreign currency denominated balance sheets to closing rates are dealt with through reserves.

Pension and post retirement medical benefits

Pension and post retirement medical benefit costs are charged to the profit and loss account on a systematic basis over the estimated service lives of employees using the projected unit credit method and a set of long-term actuarial assumptions.

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

FRS No. 17 Retirement Benefits

The standard requires that the profit and loss account shows the relatively stable ongoing service cost, interest cost and expected return on assets. Fluctuations in market values are reflected in the statement of total recognized gains and losses. In order to allow companies to comply, the following transitional arrangements apply: (i) for accounting periods ending on or after 22 June 2001, closing balance sheet information was given in the notes only (no comparatives required); (ii) for accounting periods ending on or after 22 June 2002, opening and closing balance sheet information and performance statement information (both profit and loss account and statement of total recognized gains and losses) for the period was given in the notes only (no comparatives required). The date this standard becomes fully effective has been extended from accounting periods ending on or after 22 June 2003 to accounting periods beginning on or after 1 January 2005. The Group has complied with the transitional disclosure requirements of this standard. The Group intends to adopt FRS No. 17 in full from 1 September 2003.

UITF Abstract No. 38 Accounting For ESOP Trusts

In December 2003, the ASB issued UITF Abstract No. 38—Accounting for ESOP trusts which supersedes UITF Abstract No. 13. UITF Abstract No. 38 changes the presentation of shares held in an ESOP trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders' funds. In addition the ASB issued related amendments to UITF Abstract No. 17—Employee share schemes. UITF Abstract No. 17 has been amended to reflect the consequences for the profit and loss account of the changes in the presentation of own shares held by an ESOP trust. Amended Abstract 17 requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the "intrinsic value" of the award). The expense was previously determined either as the intrinsic value or, where purchases of shares had been made by an ESOP trust at fair value, by reference to the cost or book value of shares that were available for the award. The new accounting requirements become mandatory for accounting periods ending on or after 22 June 2004. The Group intends to adopt UITF Abstract No. 38 and the amendments to UITF Abstract No. 17 from 1 September 2003. The Group has estimated that if the UITF Abstract No. 38 had been adopted as at 31 August 2003 its shareholders' equity would have been reduced by £129 million. The Group estimates that the adoption of the amendments to UITF Abstract No. 17 will give rise to a reduction in the charge of £2 million in it's results of operations for the year ending 31 August 2004.

ALLIED DOMECQ PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     Segmental and geographical analysis

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

The Group also has a 25% investment in Britannia Soft Drinks, which is reported separately. The share of profits from Britannia Soft Drinks was £20 million in 2003 (2002: £16 million, 2001: £13 million), and share of net assets was £49 million in 2003 (2002: £46 million, 2001: £43 million).

a)    Segmental activity by class of business

	Continuing
	Spirits & Wine	QSR	Britannia	Total continuing	Discontinued (Note d)	Total
	£	£	£	£	£	£
	(million)
Year ended 31 August 2003
Turnover	3,151	259	–	3,410	–	3,410

Trading profit	519	70	20	609	–	609
Profit on sale of businesses	–	–	–	–	–	–

Profit on ordinary activities before finance charges	519	70	20	609	–	609
Finance charges						(126)

Profit on ordinary activities before taxation						483

Depreciation	64	11	–	75	–	75
Capital expenditure	114	27	–	141	–	141
Assets employed (Note c)	3,711	103	49	3,863	–	3,863
Average numbers employed	11,343	1,206	–	12,549	–	12,549
Trading profit	519	70	20	609	–	609
Goodwill amortization (Note a)	40	–	–	40	–	40
Exceptional items (Note b)	(37)	9	–	(28)	–	(28)

Trading profit before exceptional items and goodwill	522	79	20	621	–	621

Year ended 31 August 2002
Turnover	3,018	316	–	3,334	–	3,334

Trading profit	607	78	16	701	–	701
Profit on sale of businesses	–	–	–	–	–	–

Profit on ordinary activities before finance charges	607	78	16	701	–	701
Finance charges						(130)

Profit on ordinary activities before taxation						571

Depreciation	65	10	–	75	–	75
Capital expenditure	99	34	–	133	–	133
Assets employed (Note c)	3,620	120	46	3,786	–	3,786
Average numbers employed	10,940	1,173	–	12,113	–	12,113
Trading profit	607	78	16	701	–	701
Goodwill amortization (Note a)	38	–	–	38	–	38
Exceptional items (Note b)	(129)	–	–	(129)	–	(129)

Trading profit before exceptional items and goodwill	516	78	16	610	–	610

Year ended 31 August 2001
Turnover	2,571	308	–	2,879	–	2,879

Trading profit	484	72	13	569	–	569
Profit on sale of businesses	2	–	–	2	4	6

Profit on ordinary activities before finance charges	486	72	13	571	4	575
Finance charges						(90)

Profit on ordinary activities before taxation						485

Depreciation	46	10	–	56	–	56
Capital expenditure	70	27	–	97	–	97
Assets employed (Note c)	2,536	114	43	2,693	–	2,693
Average numbers employed	8,403	1,382	–	9,785	–	9,785
Trading profit	484	72	13	569	–	569
Goodwill amortization (Note a)	12	–	–	12	–	12
Exceptional items (Note b)	(38)	–	–	(38)	–	(38)

Trading profit before exceptional items and goodwill	458	72	13	543	–	543

Notes:
(a)
Spirits & Wine goodwill amortization is expensed over 20 years and relates principally to Mumm, Perrier Jouët and Montana acquired in 2001 and Jinro Ballantines acquired in 2000.

  (b)
  In 2003, Spirits & Wine exceptional items includes a benefit of £38 million in the period (2002: £213 million, 2001: £47 million) arising from a ruling of the Mexican Supreme Court with respect to the excise duty regime that was applicable to our Mexican operations during 1998 and 1999. The exceptional items in QSR in 2003 relate to restructuring costs.

  (c)
  Assets employed are before deducting net borrowings of £2,412 million (2002: £2,578 million, 2001: £1,854 million), tax payable of £364 million (2002: £334 million, 2001: £350 million) and dividends payable of £93 million (2002: £88 million, 2001: £80 million) to give net assets of £994 million (2002: £786 million, 2001: £409 million).

  (d)
  Discontinued operations reflect the disposal of Panrico in March 2000.

b)    Geographical analysis

	Europe	Americas	Rest of World	Total
	£	£	£	£
	(million)
By country of operation
Year ended 31 August 2003
Turnover
—continuing activities	2,097	1,821	419	4,337

—to Group companies				(927)

—external				3,410

Trading profit
—continuing activities	229	327	65	621
—goodwill amortization in continuing activities	(20)	(2)	(18)	(40)

—exceptional items in continuing activities	4	24	–	28

Profit before finance charges	213	349	47	609

Assets employed	1,896	1,347	620	3,863

Year ended 31 August 2002
Turnover
—continuing activities	1,892	1,836	419	4,147

—to Group companies				(813)

—external				3,334

Trading profit
—continuing activities	252	312	46	610
—goodwill amortization in continuing activities	(19)	(1)	(18)	(38)
—exceptional items in continuing activities	(32)	161	–	129

Profit before finance charges	201	472	28	701

Assets employed	1,650	1,376	760	3,786

Year ended 31 August 2001
Turnover
—continuing activities	1,543	1,785	254	3,582

—to Group companies				(703)

—external				2,879

Trading profit
—continuing activities	212	298	33	543
—goodwill amortization	(6)	–	(6)	(12)
—exceptional items in continuing activities	(9)	47	–	38

	197	345	27	569
Profit on sale of businesses in continuing and discontinued activities	5	1	–	6

Profit before finance charges	202	346	27	575

Assets employed	1,341	939	413	2,693

Export sales from the United Kingdom were £419 million (2002: £448 million, 2001: £454 million) including £300 million (2002: £336 million, 2001: £348 million) sales to Group companies.

	Europe	Americas	Rest of World	Total
	£	£	£	£
	(million)
By country of destination
Year ended 31 August 2003
Turnover
—continuing activities	1,387	1,495	528	3,410

Trading profit
—continuing activities	188	330	103	621
—goodwill amortization in continuing activities	(20)	(2)	(18)	(40)
—exceptional items in continuing activities	4	24	–	28

	172	352	85	609

Year ended 31 August 2002
Turnover
—continuing activities	1,213	1,599	522	3,334

Trading profit
—continuing activities	209	311	90	610
—goodwill amortization in continuing activities	(19)	(1)	(18)	(38)
—exceptional items in continuing activities	(32)	161	–	129

	158	471	72	701

Year ended 31 August 2001
Turnover	982	1,542	355	2,879

Trading profit
—continuing activities	186	289	68	543
—goodwill amortization	(6)	–	(6)	(12)
—exceptional items in continuing activities	(9)	47	–	38

	171	336	62	569

The following table includes external turnover (by country of origin and destination) and long lived assets by significant geographical territory. Long lived assets include intangible and tangible assets, investments and loans, associated and joint venture undertakings.

	UK	Spain	USA	Mexico	Others	Total
	£	£	£	£	£	£
	(million)
By country of operation
Year ended 31 August 2003
Turnover by origin	454	451	1,067	281	1,157	3,410
Turnover by destination	349	402	1,050	280	1,329	3,410
Long lived assets	338	192	854	47	1,053	2,484
Year ended 31 August 2002
Turnover by origin	388	411	1,122	330	1,083	3,334
Turnover by destination	299	385	1,101	330	1,219	3,334
Long lived assets	294	179	829	53	1,035	2,390
Year ended 31 August 2001
Turnover by origin	348	322	1,041	349	819	2,879
Turnover by destination	248	322	1,024	349	936	2,879
Long lived assets	264	34	266	52	931	1,547

2.     Exchange rates

	Average rate for the year			Closing rate at 31 August
The significant translation rates to £1:
	2003	2002	2001	2003	2002	2001
US Dollar	1.60	1.46	1.44	1.58	1.55	1.45
Mexican Peso	16.72	13.70	13.51	17.48	15.33	13.36
Euro	1.49	1.60	1.63	1.45	1.58	1.60

3.     Staff costs

					Year ended 31 August
	Full-Time		Part-Time
					2003 Total	2002 Total	2001 Total
	UK	Overseas	UK	Overseas
	£	£	£	£	£	£	£
	(million)
Remuneration	80	282	4	11	377	357	310
Social security	9	34	–	1	44	42	36
Pension plans
—UK	26	–	–	–	26	(9)	(11)
—Overseas	–	7	–	–	7	(1)	(15)
Post retirement medical benefits (PRMB)	1	11	–	–	12	7	5

	116	334	4	12	466	396	325

Average numbers employed
2003—Continuing operations	1,804	9,319	187	1,239	12,549
2002—Continuing operations	1,563	9,034	146	1,370		12,113
2001—Continuing operations	1,547	7,531	106	601			9,785

4.     Pension and post retirement benefit plans

The Group operates a number of pension and post retirement healthcare plans throughout the world. The major plans are of the defined benefit type and the assets of the plans are largely held in separate trustee administered funds. The UK funds represent approximately 80% of the overall pension liabilities of the Group and are closed to new members. Full actuarial reviews of the UK funds were carried out during the year and agreement has been reached with the scheme trustees on funding for the next three years. Prepaid costs of £309 million (2002: £302 million, 2001: £295 million) are included in debtors (note 17). The Group has continued to account for pensions in accordance with SSAP No. 24 for the year ended 31 August 2003. Additional information required under the transitional arrangements for the introduction of FRS No. 17 Retirement Benefits is set out below. The Group intends to fully adopt the FRS No. 17 accounting standard for the year ending 31 August 2004.

SSAP No. 24 disclosures

United Kingdom

The assets and liabilities of the defined benefit UK plans are reviewed regularly by an actuary. A full assessment is undertaken every three years for funding purposes and the latest full actuarial valuation of the UK plans was carried out as at 6 April 2003 by an independent actuary. The valuation is based on a market value approach using the projected unit credit method. The most important assumptions are the discount rate, the rate of increase in remuneration and the pension increase rate.

The funding position as at 6 April 2003 is used as the basis for SSAP No. 24 accounting purposes. The main assumptions were a discount rate of 7.5% (2002: 7.5%, 2001: 7.75%) per annum, remuneration increases of 4% (2002: 4.5%, 2001: 4.75%) per annum for the Main Fund and 5.5% (2002: 4.5%, 2001: 4.75%) per annum for the Executive Fund and pension increases of 3.2% (2002: 3.5%, 2001: 3.5%).

The market value of the Main Fund was £1,129 million (2002: £1,397 million) and the funding level was 107% (2002:106%). The market value of the Executive Fund was £325 million (2002: £379 million) and the funding level was 81% (2002: 83%).

Overseas

The Group operates defined benefit pension and post retirement medical benefit plans in several countries overseas, with the most significant being in the US and Canada. The latest actuarial reviews of these plans were carried out as at 31 August 2002 by independent actuaries for the purpose of calculating pension costs for the fiscal year ended 31 August 2003.

The actuarial reviews of the US plans showed that the combined market value of pension plan assets was £151 million at 31 August 2002 (2001: £186 million, 2000: £254 million). This represents approximately 105% (2001: 144%, 2000: 202%) of the value of benefits that had accrued to pensioners, deferred pensioners and members at that date. The principal assumptions used to calculate the liabilities at 31 August 2002 were an assumed discount rate of 6.25% (2001: 7.25%, 2000: 7.75%) per annum and earnings increases of 5% (2001: 5%, 2000: 5%) per annum.

The actuarial reviews of the Canadian plans showed that the combined market value of the pension plan assets was £113 million at 31 August 2002 (2001: £132 million, 2000: £171 million). This represents approximately 95% (2001: 108%, 2000: 140%) of the value of benefits that had accrued to pensioners, deferred pensioners and members at that date. The principal assumptions used to calculate the liabilities at 31 August 2002 were an assumed discount rate of 6.74% (2001: 6.94%, 2000: 6.97%) per annum and earnings increases of 4.38% (2001: 4.98% 2000: 4.98%) per annum.

FRS No. 17 disclosures

The following information complies with the transitional requirements of FRS No. 17 and is for disclosure purposes only.

	31 August 2003		31 August 2002		31 August 2001
Major assumptions	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas
	%	%	%	%	%	%
Rate of general increase in salaries	4.0	4.4	4.1	4.8	4.3	5.2
Rate of increase to benefit increases	3.1	1.8	3.1	2.1	3.3	2.1
Discount rate for plan liabilities	5.6	6.0	6.0	6.5	6.1	7.3
Inflation	2.5	3.0	2.3	2.1	2.5	2.7
The expected long term rate of returns and market values of the significant plans is:
Equities	7.5	8.2	*7.5	8.7	8.0	10.0
Bonds	5.0	5.8	5.0	6.1	5.5	6.5
Property and other	5.5	4.3	5.2	4.4	6.5	4.0

*
31 August 2002 assumption amended from 8.5% to 7.5%.

	31 August 2003		31 August 2002
Net pension and post retirement medical benefits (PRMB) liability	United Kingdom market value	Overseas market value	United Kingdom market value	Overseas market value
	£	£	£	£
	(million)
Equities	814	156	896	206
Bonds	594	161	458	115
Property and other	143	14	197	6

Total market value of assets	1,551	331	1,551	327
Present value of plan liabilities	(2,004)	(464)	(1,941)	(417)

Deficit in the plans	(453)	(133)	(390)	(90)
Related deferred tax asset	136	45	117	27

Net pension and PRMB liability	(317)	(88)	(273)	(63)

	31 August 2003		31 August 2002		31 August 2001
The amounts charged to the profit and loss account under FRS No. 17 would have been:	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas
	£	£	£	£	£	£
			(million)
Regular service cost	10	19	6	9	8	8
Past service cost	–	–	–	7	–	–
Interest cost	114	26	110	28	121	21
Expected return on assets	(98)	(22)	(130)	(32)	(161)	(32)

Profit and loss charge/(credit)	26	23	(14)	12	(32)	(3)

	31 August 2003		31 August 2002
Analysis of amount that would have been included in the Group statement of recognized gains and losses under FRS No. 17:	United Kingdom	Overseas	United Kingdom	Overseas
	£	£	£	£
	(million)
Actual return less expected return on pension plan assets	(12)	(6)	(320)	(64)
Experience gains and losses arising on the plan liabilities	20	(4)	(62)	–
Changes in assumptions underlying the present value of the plan liabilities	(71)	(22)	(19)	(19)
Actuarial loss recognized in Group statement of total recognized gains and losses	(63)	(32)	(401)	(83)
Deferred tax movement	19	11	120	25

Actuarial loss recognized in Group statement of total recognized gains and losses—net of tax	(44)	(21)	(281)	(58)

	31 August 2003		31 August 2002
The history of experience gains and losses under FRS No. 17 would have been:	United Kingdom	Overseas	United Kingdom	Overseas
Actual return less expected return on pension plan assets
Amount (£million)	(12)	(6)	(320)	(64)
Percentage of the scheme assets (%)	(1%)	(2%)	(21%)	(20%)
Experience gains and losses arising on the plan liabilities
Amount (£million)	20	(4)	(62)	–
Percentage of the present value of the scheme liabilities (%)	(1%)	1%	3%	–
Actuarial loss recognized in Group statement of total recognized gains and losses
Amount (£million)	(63)	(32)	(401)	(83)
Percentage of the present value of the scheme liabilities (%)	3%	7%	21%	20%
	31 August 2003		31 August 2002
The movement in deficit during the year under FRS No. 17 would have been:	United Kingdom	Overseas	United Kingdom	Overseas
	£	£	£	£
	(million)
Deficit in plan at beginning of year net of deferred tax	(273)	(63)	(22)	(3)
Movement in year:
Current service cost	(10)	(19)	(6)	(9)
Past service cost	–	–	–	(7)
Contributions	26	16	16	4
Other finance income	(16)	(4)	20	4
Currency translation adjustment	–	3	–	6
Deferred tax movement on actuarial loss	19	11	120	25
Actuarial loss	(63)	(32)	(401)	(83)

Deficit in plan at the end of the year net of deferred tax	(317)	(88)	(273)	(63)

Group net assets and profit and loss reserves under FRS No. 17 would have been:	31 August 2003	31 August 2002
	£	£
	(million)
Group net assets
Net assets per Group balance sheet	994	786
Less: pension and post retirement benefits reported under SSAP No. 24 (net of deferred tax)	(147)	(149)
Add: pension and post retirement benefits reported under FRS No. 17 (net of deferred tax)	(405)	(336)

Net assets under FRS No. 17	442	301

Group profit and loss account
Profit and loss account per Group balance sheet	1,299	1,087
Less: pension and post retirement benefits reported under SSAP No. 24 (net of deferred tax)	(147)	(149)
Add: pension and post retirement benefits reported under FRS No. 17 (net of deferred tax)	(405)	(336)

Profit and loss account FRS No. 17	747	602

5.     Operating costs

			Year ended 31 August
		Note	Total 2003	2002	2001
			£	£	£
	Change in stocks of finished goods and work in progress		(72)	(94)	(72)
	Raw materials and consumables		838	840	714
Customs and excise duty paid	—ongoing		671	638	605
	—Mexican excise rebate		(38)	(213)	(47)
	Staff costs	3	466	396	325
	Depreciation	12	75	75	56
	Goodwill amortization	6	40	38	12
	Other operating charges including exceptional items		783	903	678
	Operating leases
	—hire of equipment		11	11	10
	—property rents		48	48	49
	Payments to auditor
	—fees for audit		3	6	2

			2,825	2,648	2,332

Other operating charges include advertising and promotion of £437 million (2002 £443 million, 2001: £330 million), shipping and handling costs of £66 million (2002: £61 million, 2001: £55 million) and foreign currency transaction losses of £2 million (2002: £7 million, 2001: £5 million).

5.     Operating costs (Continued)

The parent company audit fee was nil (2002 and 2001: nil). Other payments to the auditor related to taxation services £1 million (2002: £2 million, 2001: £2 million), and other of £nil (2002: £2 million, 2001: £2 million).

Mexican excise rebate

The Mexican Supreme Court ruled in September 2000 in favor of an action, brought by a number of spirits companies challenging the excise duty regime applicable to their Mexican operations during 1999 and 1998. Its ruling determined that the tax was inequitable because it was applied only to large companies.

The Mexican Supreme Court awarded compensation which, by agreement with the Mexican tax authorities was principally recovered by offset against current and future duties and taxes. At 31 August 2003 the recovery was complete and £298 million has been received over the past three financial years subject to applicable corporation tax at 35%.

6.     Goodwill amortization and exceptional items

	Year ended 31 August
	2003	2002	2001
	£	£	£
	(million)
Goodwill amortization	(40)	(38)	(12)

Exceptional items
Mexican excise rebate	38	213	47
Mexican social projects	–	(11)	–
Acquisition integration costs	(3)	(36)	–
Termination of land lease	–	(23)	–
Asset write-downs	2	(14)	–
Year 2000 and EMU costs	–	–	(1)
Aborted acquisition costs	–	–	(4)
Surplus property provisions	–	–	(4)
Restructuring—QSR	(9)	–	–

Operating costs	28	129	38
Profit on sale of businesses	–	–	6

Total exceptional items	28	129	44
Goodwill amortization and exceptional items before taxation	(12)	91	32
Taxation	(8)	(46)	(15)

Goodwill amortization and exceptional items after taxation	(20)	45	17

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

Asset write downs during 2002 and 2003 relate to the closure of the Dumbarton Distillery resulting from the Group's review of its distillery strategy.

Year 2000 and EMU costs represented computer system and administration costs incurred in relation to the preparation for year 2000 and the Euro conversion. Aborted acquisition costs consisted of external advisory fees. Surplus property provisions represented discounted lease commitments net of estimated sub-lease income on property not utilized by the Group.

In 2003 the QSR business was restructured to concentrate on its three brands and to focus on operational systems and standards.

7.     Finance charges

	Year ended 31 August
	2003	2002	2001
	£	£	£
	(million)
Interest on bank loans and overdrafts	31	63	51
Interest on other loans	107	75	45
Less: deposit and other interest receivable	(12)	(8)	(6)

	126	130	90

8.     Taxation

	Year ended 31 August
	2003	2002	2001
	£	£	£
	(million)
The charge for taxation on the profit for the period comprises:
Continuing operations
Current tax
United Kingdom taxation
Corporation tax at 30% (2002: 30%, 2001: 30%)	25	18	71
Adjustment in respect of prior periods	(1)	(3)	–
Double taxation relief	(1)	(3)	(51)

	23	12	20
Overseas taxation
Corporation tax	60	188	73
Adjustment in respect of prior periods	9	(26)	10

	69	162	83
Taxation on attributable profit of associated undertakings	10	7	6

Total current tax	102	181	109
Deferred tax
Origination and reversal of timing differences
United Kingdom	–	3	4
Overseas	65	(13)	23
Adjustment in respect of prior periods	(32)	5	(8)
Recognition of deferred tax assets arising in prior periods	(8)	(10)	–

	127	166	128

After adjusting for the tax charge on exceptional items and goodwill amortization of £8 million (2002: £46 million, 2001: £15 million), the taxation charge is £119 million (2002: £120 million, 2001: £113 million).

	Year ended 31 August
	2003	2002	2001
	£	£	£
	(million)
Profit on ordinary activities before taxation is analyzed as follows:
United Kingdom	23	24	82
Overseas	436	532	381
Associates	24	15	22

	483	571	485

A reconciliation of the tax charge at the UK corporation tax rate of 30% (2002 and 2001: 30%) to the Group's tax on profit on ordinary activities is shown below:

	Year ended 31 August
	2003	2002	2001
	£	£	£
	(million)
Profit on ordinary activities before taxation	483	571	481

Notional charge at UK corporation tax rate of 30%	145	171	144
Differences in effective overseas tax rates	16	18	12
Adjustments to prior period tax charges	(24)	2	2
Movement on provisions	(12)	(12)	(2)
Taxable intra-group dividend income	5	14	10
Tax relief for repayment of debenture premia	(10)	(31)	(22)
Utilization of tax losses not recognized	2	(7)	4
Non deductible losses and expenditure	13	22	8
Non taxable income and gains	(12)	(10)	(24)
Other	4	(1)	(4)

Taxation on profit on ordinary activities	127	166	128

9.     Earnings per share

Basic earnings per share of 31.6p (2002: 36.8p, 2001: 32.6p) has been calculated on earnings of £340 million (2002: £392 million, 2001: £344 million) divided by the average number of shares of 1,075 million (2002: 1,066 million, 2001: 1,054 million).

Diluted earnings per share of 31.6p (2002: 36.7p, 2001: 32.6p) has been calculated on earnings of £340 million (2002: £392 million, 2001: £344 million) divided by the average number of shares and potentially dilutive Ordinary Shares of 1,076 million (2002: 1,069 million, 2001: 1,055 million). The additional shares included in the dilutive earnings per share calculation for 2003, 2002 and 2001 result from the potential dilutive effect of Ordinary Shares held by the Group's employee trusts relating to those employee share plans where the conditions for exercise would have been satisfied if 31 August 2003, 31 August 2002 and 31 August 2001 were the respective vesting dates of those plans.

	Year ended 31 August
	2003	2002	2001
	£	£	£
	(million)
Average number of shares
Weighted average ordinary shares in issue during the year	1,107	1,087	1,068
Weighted average ordinary shares owned by the Allied Domecq employee trusts*	(32)	(21)	(14)

Weighted average ordinary shares used in basic earnings per share calculation	1,075	1,066	1,054

*
Includes American Depositary Shares representing underlying Ordinary Shares.

10.   Ordinary dividends

	Total			Per Share
	Year ended 31 August
	2003	2002	2001	2003	2002	2001
	£	£	£	(p)	(p)	(p)
	(million)
Interim	57	53	47	5.3	4.9	4.5
Final	93	88	80	8.7	8.1	7.6

	150	141	127	14.0	13.0	12.1

11.   Intangible assets

				31 August
	Goodwill	Brands	Other intangibles	2003 Total	2002 Total
	£	£	£	£	£
	(million)
Cost
At the beginning of the year	785	555	35	1,375	635
Currency translation adjustment	–	–	–	–	–
Additions	–	–	–	–	740

At the end of the year	785	555	35	1,375	1,375

Amortization
At the beginning of the year	(53)	–	(6)	(59)	(17)
Currency translation adjustment	–	–	–	–	–
Charge for the year	(40)	–	(3)	(43)	(42)

At the end of the year	(93)	–	(9)	(102)	(59)

Net balance at the end of the year	692	555	26	1,273	1,316

Goodwill is being amortized over twenty years. All goodwill relates to the Spirits & Wine segment.

Brands relates to the acquisition of Malibu in 2002. The acquired brand intangible asset is determined to have an indefinite useful economic life. An impairment review was carried out at the balance sheet date and the Board of Directors are satisfied that the brand has not suffered any loss in value.

Other intangibles, which comprise distribution rights, are being amortized over ten years. The estimated amortization expense is estimated to be £3 million per year over the next five years.

12.   Tangible assets

	Land and buildings	Plant and equipment	Total
	£	£	£
	(million)
Cost
At 31 August 2002	698	677	1,375
Currency translation adjustment	42	24	66

	740	701	1,441
Capital expenditure	49	92	141
Disposals and transfers	(16)	(72)	(88)

At 31 August 2003	773	721	1,494

Depreciation
At 31 August 2002	(145)	(353)	(498)
Currency translation adjustment	(10)	(16)	(26)

	(155)	(369)	(524)

Disposals	4	67	71
Charge for the year	(18)	(57)	(75)

At 31 August 2003	(169)	(359)	(528)

Net book value at 31 August 2003	604	362	966

Net book value at 31 August 2002	553	324	877

	31 August 2003		31 August 2002
	At cost	Net book value	At cost	Net book value
	£	£	£	£
	(million)
Freehold land and buildings	689	548	630	511
Long lease land and buildings	17	15	14	13
Short lease land and buildings	67	41	54	29

Total land and buildings	773	604	698	553

The carrying value of land not depreciated is £290 million (2002: £204 million).

13.   Investments and loans

	Investments
			Franchise and trade loans
	Listed	Unlisted		Total
	£	£	£	£
	(million)
At 31 August 2002	102	16	8	126
Currency translation adjustments	–	–	–	–
Additions	43	–	1	44
Disposals and transfers	(6)	(3)	(1)	(10)

At 31 August 2003	139	13	8	160

Included within listed investments is £129 million (2002: £93 million) in respect of a holding of 32,549,067 (2002: 24,514,993) Ordinary Shares (includes American Depositary Shares representing underlying Ordinary Shares) of 25p each of the Company, purchased by the Parent Company and held by the trustees of the Group's employee trusts. The market value of these shares was £124 million (2002: £100 million) at 31 August 2003

The listed investments also include £8 million (2002: £6 million) in respect of a holding of 14.5% (2002: 11.2%) in Peter Lehmann Wines Limited, incorporated in Australia. The market value of these shares was £8 million (2002: £6 million) at 31 August 2003.

The unlisted investments include a holding of 1% in Suntory Limited, incorporated in Japan.

14.   Investments in associates

	Cost	Unlisted companies share of reserves	Listed companies share of reserves	Loans	Total
	£	£	£	£	£
	(million)
At 31 August 2002	43	12	14	2	71
Currency translation adjustment	–	–	–	–	–
Share of retained profit for the year	–	14	–	–	14

At 31 August 2003	43	26	14	2	85

The share of profits before taxation was £24 million (2002: £15 million) and dividends received were £13 million (2002: £11 million).

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

Baskin-Robbins Japan is the only listed associate and the market value of these shares was £20 million at 31 August 2003 (2002: £18 million).

Investments in associates comprise the cost of shares, less goodwill written off on acquisitions prior to 1 September 1998 of £37 million (2002: £37 million), the Group's share of reserves of £40 million (2002: £26 million), and loans to associates of £2 million (2002: £2 million).

15.   Stocks

	31 August
	2003	2002
	£	£
	(million)
Raw materials and consumables	45	52
Maturing inventory	1,047	953
Finished products	293	281
Bottles, cases and pallets	22	16

	1,407	1,302

16.   Debtors

	31 August
	2003	2002
	£	£
	(million)
Amounts due within one year
Trade debtors	501	537
Deferred tax assets (note 18)	17	36
Other debtors	108	111
Prepayments and accrued income	53	52

	679	736

Amounts due after more than one year
Pension prepayments	309	302
Other debtors	2	15
Prepayments and accrued income	15	15

	326	332

17.   Creditors

	31 August
	2003	2002
	£	£
	(million)
Amounts due within one year
Trade creditors	216	175
Bills payable	17	15
Other creditors	312	286
Social security	10	9
Taxation	228	226
Accruals and deferred income	285	223
Proposed dividend (note 10)	93	88

	1,161	1,022

Amounts due after more than one year
Other creditors	34	45
Accruals and deferred income	12	45

	46	90

18.   Provisions for liabilities and charges

	Post retirement medical benefits	Reorganization and restructuring	Surplus properties	Deferred taxation	Total
	£	£	£	£	£
	(million)
At 31 August 2002	81	49	10	144	284
Currency translation adjustment	2	(1)	–	2	3
Timing differences within statement of recognized gains and losses	–	–	–	2	2
Utilized during the year	(5)	(29)	(1)	–	(35)
Charged during the year	12	12	–	5	29

At 31 August 2003	90	31	9	153	283

The future cost of the post retirement benefits is assessed in accordance with independent actuarial advice.

The provision for surplus properties will be utilized over the terms of the leases. The current value of the contractual obligation is £9 million (2002: £10 million).

The following table provides an analysis of the movement in reorganization and restructuring provisions from 31 August 2000 to 31 August 2002:

	Employee costs	Other	Total
	£	£	£
	(million)
At 31 August 2001	7	8	15
Utilized during the year	(10)	(20)	(30)
Charged during the year	15	49	64

At 31 August 2002	12	37	49
Utilized during the year	(15)	(15)	(30)
Charged during the year	12	–	12

At 31 August 2003	9	22	31

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

At 31 August 2001, the £15 million reorganization and restructuring provisions comprised of £7 million in employee costs and £8 million in other costs. During the year ended 31 August 2002, the total provision of £7 million was spent to reduce approximately 200 global sales unit staff and central marketing personnel as part of the restructuring programs across the business. In addition, approximately £7 million of non-headcount related costs was utilized on exiting ice-cream manufacturing, remodeling QSR stores and tangible asset disposals.

During the year ended 31 August 2002, reorganization and restructuring provisions charged in the year included £33 million created as part of an acquisition integration program, £15 million of which related to the reduction of approximately 380 production, sales and central office staff. The remaining non-headcount provision of £18 million principally related to distribution realignment, office reorganizations and legal and professional fees. During the year ended 31 August 2002, approximately 130 production staff were made redundant under this program at a cost of approximately £3 million. A further £11 million of this provision was utilized during the year principally on office reorganizations and legal and professional fees. Further provisions charged during the year related to £18 million for a lease termination penalty related to a land lease in California, £11 million for investments in social and community projects in Mexico, of which £2 million was utilized during 2002, and £2 million for the closure of the Dumbarton Distillery.

During the year ended 31 August 2003, reorganization and restructuring provisions charged in the year included £9 million relating to the reorganization of the QSR business. The majority of the costs were employee related representing a reduction of over 200 staff across all areas of the business. In addition, employee related costs of £3 million were charged as part of the final stages of the acquisition integration program. During the year ended 31 August 2003, approximately 300 staff were made redundant under the acquisition integration program utilizing £12 million of provisions. A further £8 million of the integration provision was utilized principally on distributor realignment, office reorganizations and legal and professional fees. During the year, approximately 100 staff were made redundant as part of the QSR restructuring program, utilizing £3 million of the provision. Further provision utilization included £2 million related to the land lease in California and £4 million for investments in social and community projects in Mexico.

Of the provisions outstanding at the year-end, £3 million relates to the acquisition integration program, £16 million for the termination of the land lease in California and £4 million for the trust fund established for social and community projects in Mexico. The remaining £8 million relates to QSR restructuring programs. It is expected that the majority of these provisions will be incurred in the financial year ending 31 August 2004 with the exception of the trust fund which will be disbursed as the projects develop.

Components of deferred tax were:

	31 August
	2003	2002
	£	£
	(million)
Deferred taxation liabilities
Accelerated capital allowances	16	28
Write down of investments	40	44
Pension prepayments	99	97
Stock	45	55
Unrealized foreign exchange differences	45	35
Intangibles	41	26
Others	3	1

	289	286

Deferred taxation assets
Operating losses and tax credits	(63)	(78)
Debenture premia	(17)	(19)
Provisions for post retirement benefits	(26)	(25)
Inter-company stock transfers	(28)	(28)
Provisions	(36)	(50)
Others	(25)	(27)

	(195)	(227)
Less amounts not recognized	42	49

	(153)	(178)

Deferred taxation liability	136	108

Comprising:
Deferred tax asset (note 16)	(17)	(36)
Deferred tax liability	153	144

	136	108

At 31 August 2002	108	111
Currency translation adjustment	1	(3)
Timing differences within statement of recognized gains and losses	2	12
Acquisition of businesses	–	3
Charged during the year	25	(15)

At 31 August 2003	136	108

Analyzed as:
Current: Deferred tax assets	(73)	(95)
Deferred tax liabilities	66	71
Non-current: Deferred tax assets	–	–
Deferred tax liabilities	143	132

	136	108

Deferred tax assets of £42 million at 31 August 2003 (2002: £49 million) have not been recognized due to the degree of uncertainty over the utilization of the underlying tax losses and deductions in certain tax jurisdictions.

Deferred tax has not been provided for liabilities which might arise on the distribution of unappropriated profits of subsidiaries and associates where such amounts are considered permanently reinvested. Determination of the tax liability that would arise on repatriation of these profits is not practical. The cumulative amount of unappropriated profits of overseas subsidiaries and associates totaled approximately £2,093 million at 31 August 2003 (2002: £1,799 million).

At 31 August 2003 operating losses and tax credits with the following expiration dates were carried forward and are available to reduce future taxable income of certain subsidiaries:

£
(million)
Operating losses
2004	2
2005-2006	5
2007-2008	26
2009-2018	36
Unexpiring	104

173

Tax credits
2011-2013	5

19.   Net debt

		31 August
	Redemption date
		2003	2002
		£	£
		(million)
Unsecured loans
GBP250 million Bond (6.625%)*	2014	247	246
EUR600 million Bond (5.875%)*	2009	410	376
GBP450 million Bond (6.625%)*	2011	447	447
EUR800 million Bond (5.5%)*	2006	550	504
NZD125 million Capital Notes (9.3%)	2006	45	38
DEM500 million Notes (4.75%)*	2005	176	161
NZD400 million Revolving Credit Facility*	Expired	–	115
NZD100 million Revolving Credit Facility*	2006	23	–
MXN600 million Revolving Credit Facility*	2008	34	–
Other loans	Various	–	16
Foreign currency swaps	Various	(115)	(59)
Secured loans
NZD225 million Revolving Credit Facility**	Expired	–	60

Total		1,817	1,904
Less amounts repayable within one year		(2)	(128)

Loan capital		1,815	1,776
Short term borrowings		772	971
Cash at bank and in hand		(175)	(169)

Net debt		2,412	2,578

The short term borrowings are comprised of £680 million in commercial papers and £92 million due to banks.

*
Borrowings and interest guaranteed by Allied Domecq PLC or Allied Domecq (Holdings) PLC.

**
Borrowings subject to a charge over Montana assets

The Euro and GBP Bonds have been partially swapped into floating rate US Dollars.

	31 August
	2003	2002
	£	£
	(million)
Repayment schedule
More than five years	1,104	1,069
Between four and five years	–	–
Between three and four years	711	647
Between two and three years	–	–
Between one and two years	–	60

Loan capital due after one year	1,815	1,776
Due within one year	772	971

Total borrowings	2,587	2,747

The funding policy of the Group is to maintain a broad portfolio of debt, diversified by source and maturity and to maintain committed facilities sufficient to cover with a minimum of £300 million above peak borrowing requirements for the next 12 months. At 31 August 2003, the Group had available undrawn committed bank facilities of £1,346 million (2002: £1,606 million) of which £167 million (2002: £580 million) mature in less than one year and £1,179 million (2002: £1,026 million) between two and five years. Most of the committed bank facilities are subject to a minimum interest cover ratio (defined as the ratio of profit on ordinary activities before finance charges, exceptional items and goodwill amortization to net interest) of 3 times and a leverage ratio limit of 4 times, which we define as borrowings over EBITDA (earnings before interest, tax, depreciation and amortization). The leverage ratio may not exceed 4 on any test except in the event of an acquisition when it may reach 4.75 with up to 2 consecutive test dates to rectify.

20.   Financial instruments

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

Set out below is a year-end comparison of the current and book values of the Group's financial instruments by category excluding short-term debtors and creditors. Where available, market rates have been used to determine current values. Where market values are not available, current values have been calculated by discounting cash flows at prevailing interest and exchange rates.

	31 August 2003		31 August 2002
	Book value	Current value	Book value	Current value
	£	£	£	£
	(million)
Cash at bank and in hand	175	175	169	169
Short-term debt (including current portion of long-term debt)	(772)	(772)	(971)	(971)
Long-term debt	(1,815)	(1,932)	(1,776)	(1,829)

Total net debt	(2,412)	(2,529)	(2,578)	(2,631)

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

Exposures to interest rate fluctuations on borrowings and deposits is managed by using cross currency swaps, interest rate swaps and purchased interest rate options. The Group has a fixed/floating debt target of 70% +/- 10%.

At 31 August 2003, taking account of swaps, 70% (2002: 61%) of net debt was at fixed rates of interest. At 31 August 2003, the weighted average maturity of net debt was approximately 4 years (2002: 4.9 years).

	31 August 2003		31 August 2002
	Book value	Current value	Book value	Current value
	£	£	£	£
	(million)
Interest rate swaps	1	(34)	–	(43)
Cross currency swaps	7	44	8	16

	8	10	8	(27)

There is a deferred loss in respect of interest rate swaps, being the net of the current value less book value, of which £9 million (2002: £11 million) relates to the financial year ending 31 August 2004 and £26 million (2002: £32 million) thereafter.

There is a deferred gain in respect of cross currency swaps, being the net of the current value less book value, of which £6 million (2002: £1 million) relates to the financial year ending 31 August 2004 and £31 million (2002: £7 million) thereafter.

After taking into account cross currency and interest rate swaps, the currency and interest rate exposure of net debt as at 31 August 2003 was:

	31 August 2003					31 August 2002
			Fixed rate debt					Fixed rate debt
	Net debt	Floating rate net debt	Fixed rate debt	Weighted average interest rate	Weighted average time for which rate is fixed	Net debt	Floating rate net debt	Fixed rate debt	Weighted average interest rate	Weighted average time for which rate is fixed
	£	£	£	%	Years	£	£	£	%	Years
	(million)					(million)
Sterling	65	5	60	11.2	8	350	166	184	6.6	11
US Dollar*	1,471	523	948	5.7	5	1,262	303	959	5.7	6
Euro	701	166	535	5.1	4	719	332	387	5.1	4
NZ Dollar	108	35	73	8.1	3	252	214	38	9.1	3
Japanese Yen	110	36	74	0.7	6	68	32	36	0.9	3
Other	(43)	(43)	–	–	–	(73)	(73)	–	–	–

Net debt	2,412	722	1,690	5.6	6	2,578	974	1,604	5.6	6

*
US dollar debt includes a non-material amount of Canadian debt.

Some of the interest rate swaps included in the above table are cancelable at the option of the banks at various dates between 2004 and 2006.

The floating rate debt includes bank debt bearing interest at rates based on the relevant inter bank rate and on commercial paper rates in the UK, US, Canada and France. These rates are fixed in advance for periods up to six months. The weighted average interest rate on floating net debt as at 31 August 2003 was approximately 2.8% (2002: 3.6%).

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

Gains and losses on foreign currency debt and foreign exchange contracts held for the purposes of hedging balance sheet translation exposures are taken to reserves. The Group manages its translation exposure on a net asset basis, including an appropriate amount of goodwill that has been written-off to reserves. This aims to align the hedging contracts with the intangible by market and currency. The Group hedges its translation exposure by holding offsetting liabilities. Where debt held does not match the underlying exposure the Group utilizes forward purchase and sale contracts and foreign exchange swaps in order to better align its earnings with its liabilities. Contracts typically have maturities of less than one year. Principal currencies include the US Dollar, Euro, New Zealand Dollars and Japanese Yen.

The Group has revenues and expenses denominated in foreign currencies and, as a result, is exposed to foreign currency exchange rate risk. To manage exchange rate risk of transaction exposures, the Group nets foreign currency revenues and expenses, to the extent practicable, to take advantage of natural offsets. The Group uses foreign currency option, swap and forward contracts with maturities of up to 18 months to manage the remaining net exposure. It is the Group's policy to hedge each currency forward a minimum of 12 months at 80% to 90% of the net exposure. Based on our average annual net foreign currency positions during 2003, a 10% adverse change in average annual foreign currency exchange rates would not be material to the Consolidated Financial Statements.

At 31 August 2003, 84% (2002: 86%) of such currency exposures for the following 12 months had been hedged and 0% (2002: 0%) had been hedged between 12 and 18 months.

The estimated current value of the foreign exchange cover forward contracts and options entered into to hedge future transaction flows is set out below based on quoted market prices where available and option pricing models.

	31 August 2003			31 August 2002
	Nominal value of derivatives	Book value	Current value	Nominal value of derivatives	Book value	Current value
	£	£	£	£	£	£
	(million)
Foreign exchange forward rate contracts
—assets	155	–	4	128	–	12
—liabilities	72	–	(4)	97	–	(3)
Options
—assets	19	–	–	–	–	–
—liabilities	19	–	–	6	–	–

	265	–	–	231	–	9

A net gain of £13 million was recognized on all foreign exchange forward contracts and options maturing in the year to 31 August 2003 (2002: £9 million).

At 31 August 2003 and 31 August 2002, there were no material monetary assets or liabilities in currencies other than the functional currencies of Group companies, having taken into account the effect of derivative financial instruments that have been used to hedge foreign currency exposure.

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

Credit risk

The Group restricts its investments to money market fixed term deposits, certificates of deposit or commercial paper. Maximum maturities for such instruments are 6 months. Deposits must be made with relationship banks. Investments in certificates of deposit or commercial paper are only made in paper with an A-1/P-1 short-term credit rating. Maximum exposure limit to any counterparty is limited to £100 million. Counterparties with a long term rating below A3 are not authorized unless there is no alternative in a particular location in which the Group operates.

Commodity price risk

The Group hedges expected commodity purchases based on internal forecast requirements. A confidence rating is applied to forecast purchases and the Group will hedge up to, but not exceed, a predetermined confidence ratio. Open commodity future contracts outstanding at 31 August 2003, and associated unrecognized gains or losses on those contracts are not considered material.

21.   Share capital

	Authorized		Allotted, called up and fully paid
	31 August		31 August
	2003	2002	2003	2002
	£	£	£	£
	(million)
Equity
Ordinary shares of 25p	400	400	277	277
	Authorized		Issued
	(million)
Number of shares	1,600	1,600	1,107	1,107

Share option plans

All the share plans listed below (except the Share Partnership Plan) were established during the year ended 31 August 2000 but certain of the plans have been subsequently amended. The plans allow share options to be exercisable early under certain circumstances, for example, if an employee is made redundant. These plans are categorized as either "fixed plans" or "variable plans". Fixed plans are plans involving share based compensation awards to employees where both the number of shares each award recipient is entitled to receive and the option exercise or purchase price are known at the date of grant. Variable plans are plans involving share based compensation awards where either or both of the number of shares each award recipient is entitled to receive and the option exercise or purchase price are not known until some time after the grant date.

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

(f)
Executive Share Option Scheme 1999 (incorporating US Schedule)

Discretionary options over ordinary shares or ADSs are granted at an exercise price not less than market value and under normal circumstances remain exercisable between the third and tenth anniversaries of the date of grant (though shorter life options may be granted).

(g)
Share Appreciation Rights Plan 1999

This alternative to a share option plan is operated in countries where securities or tax laws prevent or restrict the use of the executive share option plans. Discretionary share appreciation rights are granted at an exercise price not less than market value and under normal circumstances remain exercisable between the third and tenth anniversaries of the date of grant (though shorter life share appreciation rights may be granted). Upon exercise of a share appreciation right, the holder is paid, in cash, the excess of the market price of the number of underlying shares, at the exercise date, over the market value represented by such shares as at the original grant date.

The Remuneration Committee sets performance conditions for participation in the discretionary option and share appreciation right plans, as described below. For 1999 and 2000 grants, options will only become exercisable if the Total Shareholder Return (change in value of the shares plus gross dividends paid, treated as re-invested) on Allied Domecq PLC ordinary shares equals or exceeds that of the median Total Shareholder Return achieved by the constituents of the FTSE 100 Index over any consecutive three-year period between the dates of grant and exercise. Following the 2001 Annual General Meeting, however, the underpinning performance conditions of the plans is linked to sustainable earnings growth measured over three years. If the performance condition is not satisfied it may be proportionately increased over extended periods of four and five years. If the performance condition is not satisfied after five years the option will lapse. Where larger grants are made, and where appropriate, it is the intention of the Remuneration Committee to attach supplemental performance conditions to such awards. These plans are subject to performance conditions and, in the case of share appreciation rights, are payable in cash. Accordingly, as such these plans are all accounted for as variable plans and result in the recognition of compensation expense.

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

Compensation expense is accrued based on the Group's estimate of the extent to which the performance criteria are expected to be met. The accrual is based upon the cost of the shares purchased by the employee trusts, and is amortized over the vesting period of the underlying options.

Other

(i)
Deferred Bonus Plan

The Group offered a deferred bonus plan in the years ended 31 August 2003, 2002, 2001 and 2000 for Executive Directors and certain other senior executives. Bonuses were based on earnings per share growth and completion of key management objectives. The bonus payable to participants in respect of fiscal 2003 was the equivalent of 14% of their annual basic salary for every 1% of real growth in the Group's earnings per share. The maximum bonus receivable based upon earnings per share growth was 80% of basic salary. An additional discretionary bonus of up to 20% of salary was available under the plan on the achievement of certain key management objectives.

Under the deferred bonus plan 25% of the award will be automatically deferred into Allied Domecq PLC ordinary shares. It will be matched one for one by the Group, in respect of 50% of the award, after two years and, in respect of the remaining 50% of the award, after three years, subject to the executive remaining an employee of the Group. Up to an additional 25% of the award may be voluntarily deferred, in respect of 50% of the award, for two years and, in respect of the remaining 50% of the award, for three years into shares, with the Group providing a matching investment on the same terms.

Compensation expense is recognized for the full cost of deferred bonuses (including matching shares) in the year to which the performance conditions relate.

Performance targets and key management objectives are set by the Remuneration Committee annually.

Details of the unexercised options granted under the Company's employee share option schemes as at 31 August 2003 and 2002 were as follows:

		Options outstanding at 31 August 2003			Options outstanding at 31 August 2002
Plans	Exercise price (pence)	Number	Remaining contractual months	Options exercisable at 31 August 2002	Number	Remaining contractual months	Options exercisable at 31 August 2003
Options over Ordinary Shares
SAYE Scheme 1999	262.0	–	–	–	558,566	3	13,013
	262.0	655,020	15	550	680,779	27	6,440
International SAYE Scheme 1999	265.0	252,764	–	252,764	708,977	9	363
	265.0	132,952	21	–	145,863	33	–
	282.0	503,592	14	–	505,432	26	–
	282.0	66,540	38	–	67,779	50	–
Approved Executive Share Option Scheme 1999	331.0	36,252	80	36,252	54,378	92	18,126
	408.0	1,124,856	92	110,280	1,139,560	104	51,464
	351.5	320,942	98	–	320,942	110	–
	438.0	34,245	104	–	41,094	116	–
	382.0	470,956	110	–	–	–	–
	351.0	25,641	116	–	–	–	–
Executive Share Option Scheme 1999	342.0	4,617,281	74	4,617,281	5,620,745	86	703,464
	331.5	947,017	74	947,017	1,724,639	86	557,622
	331.0	46,248	80	46,248	174,073	92	19,374
	408.0	3,519,398	92	249,720	3,562,194	104	96,036
	351.5	5,085,762	98	211,084	5,158,849	110	15,000
	438.0	221,853	104	–	221,853	116	–
	382.0	7,676,505	110	2,500	–	–	–
	351.0	64,359	116	–	–	–	–
Long Term Incentive Scheme 1999	0.1	1,263,666	92	58,823	1,263,666	104	–
	0.1	1,563,889	98	68,278	1,563,889	110	–
	0.1	77,054	104	–	77,054	116	–
	0.1	1,015,906	110	–	–	–	–
Share Appreciation Rights Plan 1999	331.5	525,000	74	525,000	757,500	86	127,500
	331.0	37,500	80	37,500	52,500	92	22,500
	408.0	1,325,000	92	235,000	1,347,500	104	115,000
	331.5	1,932,667	98	200,000	1,959,842	110	67,500
	438.0	47,500	104	–	47,500	116	–
Deferred Bonus Plan	0.0	–	–	–	320,380	12	–
	0.0	678,444	12	–	696,430	24	–
	0.0	654,534	24	–	–	–	–

		34,923,343		7,598,297	28,771,984		1,813,402

		Options outstanding at 31 August 2003			Options outstanding at 31 August 2002
Plans	Exercise price ($)	Number	Remaining contractual months	Options exercisable at 31 August 2003	Number	Remaining contractual months	Options exercisable at 31 August 2002
Options over ADSs
US Schedule to the Executive Share Option Scheme 1999	24.45	469,470	110	15,250	–	–	–
	25.85	3,868	112	–	–	–	–
	22.93	3,750	116	–	–	–	–
Executive Share Option Scheme 1999	24.45	38,011	110	–	–	–	–
	25.85	33,366	112	–	–	–	–
	22.93	1,750	116	–	–	–	–
Long Term Incentive Scheme 1999	0.006	21,276	112	–	–	–	–

		571,491		15,250	–		–

The movement on the employee share option plans for the year ended 31 August 2002 and 2003 was as follows:

	Exercise Price (pence)	Outstanding at 31 August 2001	Granted	Exercised	Cancelled	Outstanding at 31 August 2002	Granted	Exercised	Cancelled	Outstanding at 31 August 2003
Options over Ordinary Shares
SAYE Scheme 1999	262.0	651,009	–	(35,224)	(57,219)	558,566	–	(541,105)	(17,461)	–
	262.0	750,636	–	(5,866)	(63,991)	680,779	–	(6,218)	(19,541)	655,020
International SAYE Scheme 1999	265.0	890,362	–	(1,814)	(179,571)	708,977	–	(372,851)	(83,362)	252,764
	265.0	154,330	–		(8,467)	145,863	–	–	(12,911)	132,952
	282.0	69,577	–	(69,577)	–	–	–	–	–	–
	282.0	–	516,058	–	(10,626)	505,432	–	–	(1,840)	503,592
	282.0	–	67,779	–	–	67,779	–	–	(1,239)	66,540
United States Share Purchase Plan	282.0	362,890	–	(318,347)	(44,543)	–	–	–	–	–
Approved Executive Share Option Scheme 1999	331.0	63,441	–	–	(9,063)	54,378	–	(9,063)	(9,063)	36,252
	408.0	1,154,264	–	–	(14,704)	1,139,560	–	–	(14,704)	1,124,856
	351.5	–	320,942	–	–	320,942	–	–	–	320,942
	438.0	–	41,094	–	–	41,094	–	–	(6,849)	34,245
	382.0	–	–	–	–	–	470,956	–	–	470,956
	351.0	–	–	–	–	–	25,641	–	–	25,641
Executive Share Option Scheme 1999	342.0	6,171,621	–	(244,166)	(306,710)	5,620,745	–	(329,000)	(674,464)	4,617,281
	331.5	1,834,639	–	(80,000)	(30,000)	1,724,639	–	(327,500)	(450,122)	947,017
	331.0	482,384	–	–	(308,311)	174,073	–	–	(127,825)	46,248
	408.0	3,622,490	–	(7,500)	(52,796)	3,562,194	–	–	(42,796)	3,519,398
	351.5	–	5,164,099	–	(5,250)	5,158,849	–	(12,692)	(60,395)	5,085,762
	438.0	–	221,853	–	–	221,853	–	–	–	221,853
	382.0	–	–	–	–	–	7,705,255	–	(28,750)	7,676,505
	351.0	–	–	–	–	–	64,359	–	–	64,359
Long Term Incentive Scheme 1999	0.1	1,383,230	–	–	(119,564)	1,263,666	–	–	–	1,263,666
	0.1	–	1,701,265	–	(137,376)	1,563,889	–	–	–	1,563,889
	0.1	–	77,054	–	–	77,054	–	–	–	77,054
	0.1	–	–	–	–	–	1,015,906	–	–	1,015,906
Share Appreciation Rights Plan 1999	331.5	840,000	–	(45,000)	(37,500)	757,500	–	(127,500)	(105,000)	525,000
	331.0	52,500	–	–	–	52,500	–	(7,500)	(7,500)	37,500
	408.0	1,425,000	–	(7,500)	(70,000)	1,347,500	–	–	(22,500)	1,325,000
	331.5	–	2,037,342	–	(77,500)	1,959,842	–	–	(27,175)	1,932,667
	438.0	–	47,500	–	–	47,500	–	–	–	47,500
Deferred Bonus Plan	0.0	388,760	–	–	(68,380)	320,380	–	(315,128)	(5,252)	–
	0.0	–	768,268	–	(71,838)	696,430	–	(8,993)	(8,993)	678,444
	0.0	–	–	–	–	–	654,534	–	–	654,534

		20,297,133	10,963,254	(814,994)	(1,673,409)	28,771,984	9,936,651	(2,057,550)	(1,727,742)	34,923,343

	Exercise Price ($)	Outstanding at 31 August 2001	Granted	Exercised	Cancelled	Outstanding at 31 August 2002	Granted	Exercised	Cancelled	Outstanding at 31 August 2003
Options over ADSs
US Schedule to the Executive Share Option Scheme 1999	24.45	–	–	–	–	–	480,910	–	(11,440)	469,470
	25.85	–	–	–	–	–	3,868	–	–	3,868
	22.93	–	–	–	–	–	3,750	–	–	3,750
Executive Share Option Scheme 1999	24.45	–	–	–	–	–	58,973	–	(20,962)	38,011
	25.85	–	–	–	–	–	33,366	–	–	33,366
	22.93	–	–	–	–	–	1,750	–	–	1,750
Long Term Incentive Scheme 1999	0.006	–	–	–	–	–	14,314	–	(14,314)	–
	0.006	–	–	–	–	–	21,276	–	–	21,276
Deferred Bonus Plan	0.0	–	–	–	–	–	1,854	(927)	(927)	–

	262.0	–	–	–	–	–	620,061	(927)	(47,643)	571,491

Total compensation cost charged against income was £8 million in 2003 (2002: £6 million, 2001: £4 million).

The Group currently satisfies the exercise of options using existing shares that are purchased in the market by the Group's employee trusts. Compensation expense under the option plans, with the exception of the share appreciation rights plan, is determined based upon the excess of the shares purchased by the trust over the exercise price of the underlying options and is amortized over the vesting period of the underlying options.

The share appreciation rights are settled in cash. Accordingly, compensation expense under the share appreciation rights plan is determined based upon the market price of the underlying shares at the date of exercise as discussed in note 22(e).

As at 31 August 2003, the Group's employee trusts held 32,549,067 unallocated shares in the Group all of which were the subject of awards described above, as well as additional shares to fund certain share appreciation rights obligations. The trustees are obliged to waive the dividends on these shares. The options exercised during the year were all satisfied by the transfer of shares to participants by the employee trusts.

22.   Capital and reserves

	Share capital	Share premium account	Merger reserve	Profit and loss account	Total
	£	£	£	£	£
At 31 August 2000	267	26	(823)	667	137
Profit earned for shareholders for the year	–	–	–	344	344
Currency translation differences on foreign currency net investments	–	–	–	(18)	(18)
Taxation on translation differences	–	–	–	2	2
Ordinary dividends	–	–	–	(127)	(127)
Goodwill written back on disposals	–	–	–	3	3
At 31 August 2001	267	26	(823)	871	341
Issue of ordinary share capital	10	139	–	–	149
Profit earned for shareholders for the year	–	–	–	392	392
Currency translation differences on foreign currency net investments	–	–	–	(23)	(23)
Taxation on translation differences	–	–	–	(12)	(12)
Ordinary dividends	–	–	–	(141)	(141)
At 31 August 2002	277	165	(823)	1,087	706
Profit earned for shareholders for the year	–	–	–	340	340
Currency translation differences on foreign currency net investments	–	–	–	3	3
Taxation on translation differences	–	–	–	19	19
Ordinary dividends	–	–	–	(150)	(150)

At 31 August 2003	277	165	(823)	1,299	918

Goodwill (at historic exchange rates) of £2,284 million has been written off to reserves.

23.   Minority interests

	Equity	Non-equity	Total
	(million)
At 31 August 2002	76	4	80
Currency translation adjustment	2	–	2
Share of profits of subsidiary undertakings	15	1	16
Dividends declared	(21)	(1)	(22)

At 31 August 2003	72	4	76

24.   Detailed analysis of gross cash flows

	Year ended 31 August
	2003	2002	2001
	£	£	£
	(million)
Returns on investments and servicing of finance
Interest received	22	8	6
Interest paid	(149)	(137)	(78)
Dividends paid to minority shareholders	(21)	(4)	(4)

	(148)	(133)	(76)

Taxation (paid)/refunded
UK taxation	–	(1)	15
Overseas taxation	(65)	(177)	(49)

	(65)	(178)	(34)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(144)	(133)	(97)
Sale of tangible fixed assets	21	17	24
Purchase of intangible fixed assets	–	(556)	(23)
Purchase of trade investments	(3)	(13)	–
Net decrease in trade investments	11	7	4
Purchase of ordinary share capital for employee trusts	(41)	(34)	(26)

	(156)	(712)	(118)

Acquisitions and disposals
Purchase of subsidiary undertakings	–	(550)	(442)
Borrowings acquired with subsidiary undertakings	–	(36)	(193)
Cash and overdrafts disposed of with subsidiary undertakings	–	–	(1)
Sale of associated undertakings	–	–	1

	–	(586)	(635)

Financing
Issue of ordinary share capital	–	149	–
Redemption of debt	(175)	–	(637)
Bonds issued during the year	–	622	944
Increase/(decrease) in other borrowings	11	27	181

	(164)	798	488

Supplemental schedule of non-cash investing and financing activities

During the year ended 31 August 2003, the Group acquired companies for a total consideration of nil million (2002: £319 million). In conjunction with the acquisitions, liabilities were assumed as follows:

	Year ended 31 August
	2003	2002
	£	£
	(million)
Fair value of assets acquired	–	423
Cash paid for acquisitions	–	(319)

Liabilities assumed	–	104

25.   Reconciliation of net cash inflow from operating activities to free cash flow

	Year ended 31 August
	2003	2002	2001
	£	£	£
	(million)
Net cash inflow from operating activities	748	760	423
Capital expenditure net of sale of tangible assets	(123)	(116)	(73)
Dividends received from associated undertakings	13	11	9

Operating cash net of fixed assets	638	655	359
Taxation paid	(65)	(178)	(34)
Net interest paid	(127)	(129)	(72)
Dividends paid—ordinary shareholders	(144)	(133)	(163)
—minorities	(21)	(4)	(4)

Free cash flow	281	211	86

26.   Net debt

					Year ended 31 August
			Other loans due within one year	Loan capital due after one year
	Cash at bank and in hand	Overdrafts due within one year			2003 Net debt	2002 Net debt	2001 Net debt
	£	£	£	£	£	£	£
	(million)
At the beginning of the year	169	(843)	(128)	(1,776)	(2,578)	(1,854)	(1,252)
Increase/(decrease) in cash	57	77	–	–	134	(194)	(112)
Increase/(decrease) in liquid resources	(50)	–	–	–	(50)	21	6
(Increase)/decrease in loan capital	–	–	147	17	164	(649)	(488)
Exchange adjustments	(1)	(4)	(21)	(56)	(82)	98	(8)

At the end of the year	175	(770)	(2)	(1,815)	(2,412)	(2,578)	(1,854)

Liquid resources comprise short-term deposits which have maturity dates of less than three months.

27.   Capital commitments

	31 August
	2003	2002
	£	£
	(million)
Contracted for but not provided in the accounts	1	1

28.   Leasing commitments

	31 August 2003		31 August 2002
	Land and buildings	Other	Land and buildings	Other
	£	£	£	£
	(million)
The minimum operating lease payments to be made in the year ending 31 August 2004 for leases expiring:
Within one year	4	1	3	1
Within two to five years	14	8	15	7
After five years	26	–	26	1

	44	9	44	9

The future minimum lease payments to be paid and received by the Group as at 31 August 2003 were as follows:

	Operating leases
	Gross leases	Subleases	Net leases
	£	£	£
	(million)
Within one year	53	(31)	22
Between one and two years	40	(30)	10
Between two and three years	36	(29)	7
Between three and four years	33	(28)	5
Between four and five years	30	(26)	4
After five years	132	(116)	16

	324	(260)	64

Various subsidiaries of the Company lease plant, equipment, warehouse and office space, and retail store locations. Substantially all of the store locations are subleased. Subleases generally provide for payments identical to or in excess of those under the prime lease. The subleases have no purchase or renewal options.

Operating lease expense charges as disclosed in Note 5 consist of:

	Year ended 31 August
	2003	2002	2001
	£	£	£
	(million)
Minimum rentals	58	57	57
Contingent rentals	1	2	2

	59	59	59

Rental income earned from store franchisees is £44 million (2002: £47 million, 2001: £47 million) and is included in net sales. Rental income from all other sources is £3 million (2002 £5 million, 2001: £4 million) and is netted against operating lease expense.

The Group has not entered into any significant finance leases.

29.   Contingent liabilities

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

30.   Transactions with associated undertakings

All transactions with these undertakings arise in the normal course of the business.

	Year ended 31 August
	2003	2002	2001
	£	£	£
	(million)
Sales to associated undertakings	43	50	43
Purchases of goods and other services	(11)	(13)	(11)
Marketing expenditure charged	(14)	(8)	(11)
Dividends received	13	11	9

	As at 31 August
	2003	2002
	£	£
	(million)
Loans to associated undertakings	2	2
Net amounts due from associated undertakings	6	11

31.   Differences between UK and US Generally Accepted Accounting Principles

The Group's consolidated financial statements are prepared in accordance with UK GAAP, which differ from those generally accepted in the United States ("US GAAP"). The significant differences between UK GAAP and US GAAP which affect the Group's net income and shareholders' equity are summarized below.

a)    Brands, goodwill and other intangible assets

Under UK GAAP, goodwill arising on acquisitions of a business since 1 September 1998 is capitalized and amortized by equal installments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Purchased intangible assets are capitalized and amortized over their estimated useful economic lives on a straight-line basis, except for purchased brand intangible assets. Purchased brand intangible assets are considered by the Board of Directors, to have an indefinite life given the long-term nature of premium spirits brands and the level of marketing support. We do not amortize purchased brand intangible assets but they are subject to annual impairment reviews.

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

d)    Investments

Under UK GAAP, other investments include amounts in respect of ordinary shares held by the employee trusts. Under US GAAP, these amounts are accounted for as Treasury Stock and deducted from shareholders' funds.

e)     Restructuring costs

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

f)     Pension and other post retirement benefits

Under the Group's accounting policy for post-employment benefits, in accordance with SSAP No. 24, pension costs are charged to the profit and loss account on a systematic basis over the estimated service lives of employees and using the projected unit credit method and a set of long-term actuarial assumptions.

Under US GAAP, SFAS No. 87—Employers' Accounting for Pensions, where the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets, a liability must be recognized in the statement of financial position. If this liability exceeds the unrecognized prior service cost, the excess is recorded as a reduction of shareholders' equity, net of tax.

g)     Share compensation

Under UK GAAP, the cost of share option plans are amortized based on the cost of the shares acquired by the employee trusts to fulfill the plans, less the amount contributed by the employee. Under US GAAP, compensation for fixed plan awards is determined at the date of grant, based on the cost of the fair value of the shares subject to the award, less the option exercise or purchase price, if any, except for allowable discounts with respect to certain qualified plans where the discount is no greater than 15% of the fair value of the shares at date of grant. Compensation costs for variable plan awards are estimated at the end of each period from the date of grant to the date final compensation costs are determinable based on the difference between the fair value of the shares subject to the award and the option exercise or purchase price. Such cost is allocated to compensation expense over the vesting period and, if performance criteria are applicable to the award, based on actual performance attained.

h)    Proposed dividends

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

i)     Derivative instruments

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

j)     Deferred taxation

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

k)    Exceptional items

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

l)     Mexican excise rebate

Under UK GAAP the amount due for the Mexican excise tax rebate is being recognized principally when offset against future excise duty and other taxes payable. Under US GAAP, the Mexican excise rebate was recognized upon the issuance of a favorable court judgment and additional interest and inflation adjustments are recognized as they accrue.

m)   Liabilities

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

n)    Franchise income

The Group has entered into agreements to sell the right to develop multiple stores within a specified territory, which entitles the Group to non-refundable franchise fees. Under UK GAAP, these franchise fees are recognized upon signing of the agreement. Under US GAAP, the revenue recognition is based on store openings or until the rights to develop the territory have been forfeited.

o)    Earnings per share

Earnings per share computations (both basic and diluted) under US GAAP are determined by dividing net income in accordance with US GAAP by continuing and discontinued operations by the same number of shares used in the earnings per share calculations under UK GAAP (see note 9).

The following statements provide a reconciliation between profit earned for ordinary shareholders under UK GAAP and net income under US GAAP, and a reconciliation between shareholders' equity under UK GAAP and shareholders' equity under US GAAP.

Year ended 31 August
Note	2003	2002	2001
£	£	£
(million)
Profit earned for ordinary shareholders in accordance with UK GAAP	340	392	344
Adjustments to conform with US GAAP:
Brands	a	)	–	–	(32)
Goodwill	a	)	42	38	(16)
Other intangible assets	a	)	(3)	(4)	(5)
Stock	c	)	(22)	(66)	(1)
Restructuring costs	e	)	(7)	4	(10)
Pension costs and other post retirement benefits	f	)	20	28	(3)
Share compensation	g	)	5	–	(1)
Derivative instruments	i	)	(61)	90	(19)
Mexican excise rebate	l	)	(40)	(54)	94
Franchise income	n	)	(10)	(9)	–
Other	(3)	(1)	2
Deferred taxation—Other	j	)	(11)	(40)	–
Deferred taxation—On above US GAAP adjustments	j	)	30	28	(21)
Minority share of above adjustments	–	–	–

Net income in accordance with US GAAP	280	406	332
Other comprehensive income:
Minimum pension liability	(61)	(203)	(207)
Currency translation differences	78	(130)	(11)

Comprehensive income in accordance with US GAAP	297	73	114

Net earnings per Ordinary Share
Basic	26.0	p	38.1	p	31.5	p
Diluted	26.0	p	38.0	p	31.5	p
Goodwill and other intangible assets—adoption of SFAS No. 142
Reported net income in accordance with US GAAP	280	406	332
Add back: brand amortization	–	–	32
Add back: goodwill amortization	–	–	29

Adjusted net income in accordance with US GAAP	280	406	393

	Year ended 31 August
	2003		2002		2001
	£		£		£
Basic earnings per share—continuing operations:
Reported net income in accordance with US GAAP	26.0	p	38.1	p	31.6	p
Brand amortization	–		–		3.1	p
Goodwill amortization	–		–		2.8	p

Adjusted net income in accordance with US GAAP	26.0	p	38.1	p	37.5	p

Dilutive earnings per share—continuing operations:
Reported net income in accordance with US GAAP	26.0	p	38.0	p	31.6	p
Brand amortization	–		–		3.1	p
Goodwill amortization	–		–		2.8	p

Adjusted net income in accordance with US GAAP	26.0	p	38.0	p	37.5	p

Shareholders' Equity

			Year ended 31 August
	Note		2003	2002
			£	£
			(million)
Shareholders' funds as reported in the Group balance sheet			918	706
Adjustments to conform with US GAAP:
Brands	a	)	1,408	1,410
Goodwill	a	)	227	185
Other intangible assets—Costs	a	)	166	168
Other intangible assets—Accumulated amortization	a	)	(145)	(144)
Associated undertakings	b	)	57	57
Stock	c	)	23	45
Investments	d	)	(129)	(93)
Restructuring costs	e	)	1	8
Pension and other post retirement benefits	f	)	(620)	(555)
Share compensation	g	)	6	1
Proposed dividends	h	)	93	88
Derivative instruments	i	)	(18)	(26)
Mexican excise rebate	l	)	–	40
Liabilities	m	)	(42)	(38)
Franchise income	n	)	(19)	(9)
Other			8	6
Deferred taxation—Other	j	)	–	11
Deferred taxation—On above US GAAP adjustments	j	)	(277)	(319)
Minority share of above adjustments			–	–

Shareholders' equity in accordance with US GAAP			1,657	1,541

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

Under US GAAP, cash and cash equivalents include short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash but do not include bank overdrafts. Under UK GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions, equity dividends and management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would, with the exception of dividends paid to minority shareholders, be included as operating activities under US GAAP.

The payment of dividends would be included as a financing activity under US GAAP. Under UK GAAP, all interest is treated as part of returns on investments and servicing of finance. Under US GAAP, capital expenditure and financial investment and acquisitions are reported within investing activities.

	Year ended 31 August
	2003	2002	2001
	£	£	£
	(million)
Cash inflow from operating activities	569	469	326
Cash outflow from investing activities	(123)	(1,227)	(537)
Cash (outflow)/inflow from financing activities	(439)	818	212

Increase in cash and cash equivalents	7	60	1
Effect of foreign exchange rate changes	(1)	(2)	(2)
Cash and cash equivalents at beginning of the year under US GAAP	169	111	112

Cash and cash equivalents at end of the year under US GAAP	175	169	111

New accounting standards

In June 2001, SFAS No. 143—Accounting for Asset Retirement Obligations, was issued. SFAS No. 143 requires the Group to record the fair value of asset retirement obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs in the period in which it is incurred, if a reasonable estimate of fair value can be made. SFAS No. 143 was adopted in the 2003 fiscal year and did not have a material impact on our financial position or results of operations.

In August 2001, SFAS No. 144—Accounting for the Impairment or Disposal of Long-Lived Assets, was issued. SFAS No. 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 was adopted in the 2003 fiscal year and did not have a material impact on our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145—Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 provides for the recission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 was adopted beginning 1 September 2002, except for the provisions relating to the amendment of SFAS No. 13 which were adopted for transactions occurring subsequent to 15 May 2002. The adoption of SFAS No. 150 did not have a material impact on our financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146—Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 covers the recognition of liabilities for costs associated with an exit or disposal activity and provides the accounting and reporting requirements for such obligations, and nullifies the guidance in Emerging Issues Task Force Issue No. 94-3—Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No. 146 is effective for plans initiated after 31 December 2002. The adoption of SFAS No. 146 did not have a material impact on our financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. (FIN) 45—Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the non-contingent obligation undertaken in issuing the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. FIN 45 also incorporates without change, the guidance in FIN 34—Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The disclosure requirements of FIN 45 were adopted in the 2003 fiscal year, see page F-64. The initial recognition and the initial measurement provisions of FIN 45 have been applied to guarantees issued or modified after 31 December 2002. The adoption of the provisions of FIN 45 during 2003 fiscal year did not have a material impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148—Accounting for Stock Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123. SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. SFAS No. 148 also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after 15 December 2002, with earlier application permitted in certain circumstances. The Group accounts for stock based compensation under APB No. 25 and has complied with the disclosure requirements of SFAS No. 148, see page F-69. SFAS No. 148 did not have a material impact on our financial position or results of operations.

31.   Differences between UK and US Generally Accepted Accounting Principles (Continued)

In April 2003, the FASB issued SFAS No. 149—Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends SFAS No. 133 and clarifies reporting for hedging activities and derivative instruments, including certain derivative instruments embedded in other contracts. SFAS No. 149 is effective for contracts entered into or modified after 30 June 2003 and for hedging relationships designated after 30 June 2003. SFAS No. 149 has not had a material impact on our financial position or results of operations.

The following new accounting standards have not yet been adopted in the UK to US GAAP reconciliations.

In May 2003, the FASB issued SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, previously accounted for as equity, be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after 31 May 2003 and is otherwise effective at the beginning of the first interim period beginning after 15 June 2003. The Group did not enter into any financial instruments within the scope of the statement during the three months ended 31 August 2003. The Group has not yet completed its evaluation of SFAS No. 150 on its existing financial instruments entered into on or before 31 May 2003.

In December 2003, the FASB issued Interpretation No. 46, revised—Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (FIN 46R). FIN 46R addresses the consolidation of variable interest entities (VIEs), which include entities that have one or more of the following characteristics: (1) The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (2) The equity investors lack essential characteristics of a controlling financial interest (as defined by FIN 46R); and (3) The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionally small voting interest. In addition, FIN 46R provides for certain scope exceptions to its application. Adoption of this Interpretation is required in financial statements that have interests in VIEs or potential VIEs, commonly referred to as special-purpose entities, for periods ending after December 15, 2003. Application for all other types of entities is required in financial statements for periods ending after March 15, 2004.

The Group is in the process of evaluating the potential impact of adopting the provisions of FIN 46R. This includes an assessment of whether any of its franchise arrangements could be within the scope of the Interpretation. The Group does not possess any ownership interest in any of the over 11,300 distribution points owned by franchisee organizations that it is involved with nor does it typically provide other forms of financial support to these franchisee organizations, other than in the limited circumstances described below. The Group's maximum exposure to loss is limited to royalty payments (up to 5.9% of the franchisee's gross sales), lease payments receivable on sub-leases to franchisee organizations, where applicable, and loan guarantees as disclosed (see page F-64). The Group has provided loan guarantees to 221 franchisee organizations.

The Group is currently attempting to obtain access to sufficient financial information from certain of the franchisee organizations in order to enable it to determine whether it will be required to consolidate any of these entities under the consolidation requirements of FIN 46R.

The Group also entered into an arrangement in 1988 with Suntory Limited to purchase a 49.99% interest in a Japanese Group, Suntory Allied Limited. In this arrangement, the Group granted Suntory

Allied Limited the principal rights to distribute its spirits products in Japan for an initial period up to March 2029. Suntory Allied Limited is under the control of Suntory Limited. The Group is currently completing its analysis of this arrangement to determine if Suntory Allied Limited is a VIE and if so, whether we are the primary beneficiary. Suntory Allied Limited reported sales, operating profit and total assets of ¥12,476 million, ¥355 million and ¥6,756 million respectively for the year to December 2002. The Group's maximum exposure to loss is limited to its 49.99% interest in the entity's profits and losses. The Group also has an obligation to repay a sum equivalent to ¥10 billion (£54 million at 31 August 2003 exchange rates) upon any dissolution of this arrangement.

In 1986 the Group entered into partnership in Britannia Soft Drinks Limited in which Bass Plc was the majority shareholder (50% plus two shares) and in which both Allied Domecq and Whitbread Plc had an equal shareholding. On 1 October 2002 Six Continents Plc (as Bass had become known) announced the proposed separation of the group's hotels and soft drinks business into a new business called InterContinental Hotels Group Plc and it is this entity that now controls Britannia Soft Drinks Limited. In the financial year to September 2003 Britannia Soft Drinks Limited reported sales, operating profit and total assets of £662 million, £70 million and £529 million respectively. Britannia Soft Drinks Limited owns an extensive portfolio of leading brands including Robinsons, Tango, Britvic and R.Whites. In addition to these, the business has the exclusive franchise for Pepsi-Cola and 7UP in Great Britain. The Group is currently completing its analysis of this arrangement to determine if Britannia Soft Drinks Limited is a VIE and if it were, whether we are the primary beneficiary. The Group's maximum exposure to loss is limited to 25% less one share of its interest in the entity's profits and losses.

The Group is continuing its assessment of adopting FIN46R however, at this time, it has not identified other VIEs for which it believes consolidation or disclosure is reasonably possible.

Turnover

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

Where no identifiable benefit is sufficiently separable from such arrangements the costs are treated as a reduction from revenue and recognized as incurred on an accruals basis. These are measured at the invoiced amount. The adoption of EITF 01-9 resulted in a US GAAP reclassification to reduce UK GAAP revenues and operating costs for the year ended 31 August 2003 by £175 million (2002: £143 million, 2001: £120 million). The adoption of EITF 01-9 has no impact on profit earned for ordinary shareholders or basic and diluted earnings per share.

Derivatives

Effective 1 September 2000, the Group adopted SFAS No. 133—Accounting for Derivatives Instruments and Hedging Activities, as amended by SFAS No. 137 and 138. SFAS No. 133 requires that all derivative instruments are recognized as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or in earnings of shareholders' equity (as a component of other comprehensive income), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income on the balance sheet until the hedged item is recognized in earnings. The ineffective portion of the fair value changes are recognized in earnings immediately. Changes in the fair value of derivative instruments not designated as hedges are recognized currently in earnings.

Under US GAAP, and prior to the adoption of SFAS No. 133, the Group's derivative instruments did not qualify for hedge accounting treatment. Under SFAS No. 133, the Group continues to not qualify for hedge accounting treatment. As a result, the transition to SFAS No. 133 had no impact on the financial statements of the Group.

Guarantees

The Group has established agreements with certain financial institutions whereby the Group's franchisees can obtain financing with terms of approximately seven years for various business purposes. Substantially all loan proceeds are used to finance store improvements, equipment purchases, and related business acquisition costs. The store equipment and the Group's resulting property rights collateralize the borrowings. The outstanding amounts of such borrowings by franchise owners under these arrangements amounted to £34 million at 31 August 2003 (2002: £34 million). The Group has guaranteed a portion of the payments and commitments of the franchisees. Under the terms of the agreements, in the event that all outstanding borrowings come due simultaneously, the Group would be contingently liable for £5 million at 31 August 2003 (2002: £7 million).

Accumulated Other Comprehensive Income

	Translation differences	Minimum pension liability	Accumulated other comprehensive income
	£	£	£
	(million)
At 31 August 2001	(446)	(207)	(653)
Net current period charge	(130)	(203)	(333)

At 31 August 2002	(576)	(410)	(986)
Net current period charge	78	(61)	17

At 31 August 2003	(498)	(471)	(969)

The net current period charge in 2003 is net of income taxes of £27 million (2002: £89 million) related to the minimum pension liability. The cumulative income tax charge related to the minimum pension liability as at 31 August 2003 is £204 million (2002: £177 million).

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

The funded status of the Group's major post retirement plans under SFAS No. 87 and No. 106 is as follows:

	Pension benefits 31 August		Post retirement benefits 31 August
	2003	2002	2003	2002
	£	£	£	£
	(million)
Benefit obligation
Benefit obligation at the beginning of the year	2,252	2,320	78	68
Service cost	18	18	1	1
Interest cost	133	125	5	5
Plan participants' contributions	2	2	–	–
Plan amendments	1	–	–	7
Acquisitions	–	–	–	–
Curtailments	–	–	–	–
Special termination benefits	–	–	–	–
Divestitures	(11)	(19)	–	–
Actuarial loss/(gain)	60	(45)	13	6
Benefits paid	(123)	(128)	(6)	(6)
Exchange adjustment	8	(21)	2	(3)

Benefit obligation at the end of the year	2,340	2,252	93	78

Plan assets
Fair value of the plan assets at the beginning of the year	1,878	2,251	–	–
Actual return on assets	105	(216)	–	–
Employer's contributions	27	12	6	6
Plan participants' contributions	2	2	–	–
Divestitures	(11)	(19)	–	–
Benefits paid	(123)	(128)	(6)	(6)
Expenses paid	(3)	(3)	–	–
Exchange adjustment	8	(21)	–	–

Fair value of the plan assets at the end of the year	1,883	1,878	–	–

Funded status	(457)	(374)	(93)	(78)
Unrecognized prior service cost	18	19	7	7
Unrecognized net loss/(gain)	809	707	3	(10)
Unrecognized transitional asset	(5)	(9)	–	–

Prepaid/(accrued) pension cost	365	343	(83)	(81)

The US GAAP amounts recognized in the consolidated financial statements were:
Prepaid benefit cost	380	362	–	–
Accrued benefit liability	(15)	(19)	(83)	(81)
Additional liability	(675)	(587)	–	–
Accumulated other comprehensive income	675	587	–	–

	365	343	(83)	(81)

The net periodic benefit cost for the major retirement SFAS No. 87 and in respect of other post-retirement benefits under SFAS No. 106 was:

	Pension benefits 31 August			Post retirement benefits 31 August
	2003	2002	2001	2003	2002	2001
	£	£	£	£	£	£
	(million)
Service cost	18	18	11	1	1	1
Interest cost	133	125	143	5	5	4
Expected return on assets	(147)	(178)	(171)	–	–	–
Amortization of unrecognized transition amount	(4)	(6)	(6)	–	–	–
Amortization of unrecognized loss/(gain)	7	–	(2)	–	–	(1)
Amortization of unrecognized prior service cost	2	2	2	–	–	(1)
Gain recognized on curtailment or settlement	–	–	(1)	–	–	–

Net periodic benefit cost	9	(39)	(24)	6	6	3

The additional cost due to business combinations was nil for the year ended 31 August 2003 (2002: nil, 2001: £5 million).

In addition to the above, the costs of providing special or contractual termination benefits were nil for the year ended 31 August 2003 (2002: nil, 2001: £2 million). The event that gave rise to the recognized cost in 2001 was the Early Retirement Window program for the Hiram Walker Corporate Plan as at 1 January 2001.

	Year ended 31 August
	2003	2002	2001
	£	£	£
	(million)
The aggregate funded status of pension plans can be analyzed as follows:
For plans with Projected Benefit Obligation in excess of plan assets
Aggregate Projected Benefit Obligation	2,085	1,947	2,033
Aggregate fair value of plan assets	1,669	1,587	1,864
The aggregate figures for plans in which the Accumulated Benefit Obligation exceeds plan assets can be analyzed as follows:
Aggregate Accumulated Benefit Obligation	2,122	1,982	1,984
Aggregate fair value of plan assets	1,668	1,587	1,851

The following assumptions, on a weighted-average basis, were used in the accounting of the defined benefit pension plans:

	31 August 2003		31 August 2002		31 August 2001
	UK	Overseas	UK	Overseas	UK	Overseas
	%	%	%	%	%	%
Discount rate	5.6	6.5	5.8	6.8	5.8	7.0
Expected long-term rate of return on plan assets	6.4	7.5	*6.5	8.1	7.2	8.8
Rate of compensation increase	4.4	4.7	4.3	4.6	4.3	4.6

*
31 August 2002 assumption amended from 7.2% to 6.5%.

The following assumptions, on a weighted-average basis, were used in the accounting of the post retirement medical plans:

	31 August 2003		31 August 2002		31 August 2001
	UK	Overseas	UK	Overseas	UK	Overseas
	%	%	%	%	%	%
For the net periodic post retirement benefit cost
Discount rate	6.0	6.5	5.6	7.1	6.7	7.4
Healthcare cost trend rate (first year)	4.8	8.4	5.0	6.9	5.0	7.3
For the funded status
Discount rate	5.6	6.2	5.8	6.5	5.6	7.1
Healthcare cost trend rate (first year)	5.5	8.0	4.8	8.4	5.0	6.9

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

	31 August
	2003	2002	2001
	£	£	£
	(million)
One-percentage-point increase effect on service cost plus interest cost	1	1	–
One-percentage-point decrease effect on service cost plus interest cost	(1)	–	–
One-percentage-point increase effect on the accumulated post retirement benefit obligation	9	6	3
One-percentage-point decrease effect on the accumulated post retirement benefit obligation	(8)	(5)	(4)

The costs recognized for defined contribution pension plans were £5 million for the year ended 31 August 2003 (2002: £4 million, 2001: £3 million). There were no significant changes in the rate of employer contributions compared to the prior year nor were there business combinations or divestitures in the current year impacting on such plans.

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

	Year ended 31 August
	2003	2002	2001
	£	£	£
	(million)
Net income
As reported	280	406	332
Add: Stock based employee compensation expense included in reported net income, net of taxes	1	5	5
Less: Stock based employee compensation expense determined under fair value based accounting method, net of taxes	(8)	(6)	(5)

Pro forma	273	405	332

Earnings per ordinary share (pence)
As reported	26.0	38.1	31.5
Pro forma	25.4	38.0	31.5
Diluted as reported	26.0	38.0	31.5
Diluted pro forma	25.4	37.9	31.5

The fair value of options which, in determining the pro forma impact is assumed to be amortized in the statement of income over the option vesting period, is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Year ended 31 August
	2003		2002		2001
Weighted average fair value of options whose exercise price equals the market price on the grant date	72	p	77	p	99	p
Weighted average assumptions
Risk free interest rate	4.1%		4.3%		5.1%
Expected life (months)	36		36		36
Expected volatility	29.9%		34.6%		35.6%
Dividend yield	3.7%		3.7%		3.0%
Weighted average fair value of options whose exercise price is less than the market price on the grant date	336	p	259	p	372	p
Weighted average assumptions
Risk free interest rate	4.1%		4.3%		5.1%
Expected life (months)	36		36		36
Expected volatility	29.6%		34.7%		35.6%
Dividend yield	3.7%		3.6%		3.0%

Reformatted condensed UK GAAP Income Statement

The following Income Statement has been prepared in accordance with Article 10 of Regulation S-X using the Group's UK GAAP Profit and Loss account numbers.

	Year ended 31 August
	2003	2002	2001
	£	£	£
	(million)
Net revenue	3,410	3,334	2,879
Operating expenses
Cost of sales	(1,732)	(1,683)	(1,468)
Sales, general and administrative expenses	(1,131)	(1,178)	(911)
Mexican excise rebate	38	213	47
Profit on sale of businesses	–	–	6

Operating income	585	686	553
Interest income	12	8	6
Interest expense	(138)	(138)	(96)
Minority interests	(20)	(17)	(18)
Other income, net	24	15	22

Income before income taxes	463	554	467
Income taxes	(123)	(162)	(123)

Net income	340	392	344

Earnings per share
Basic	31.6p	36.8p	32.6p
Diluted	31.6p	36.7p	32.6p

The Group's presentation of its Consolidated Profit and Loss Account for the three years ended 31 August 2003, on page F-3, separately disclosing exceptional items, has been prepared in accordance with FRS No. 3. This presentation provides a sufficient degree of prominence in respect to the exceptional items necessary, under UK GAAP, to give a true and fair view of the results of the Group in the three years ended 31 August 2003.

Valuation and qualifying accounts

	Balance at beginning of year	Profit and loss account movements	Other	Balance at end of year
	£	£	£	£
	(million)
Year ended 31 August 2003
Provisions against debtors	47	(7)	–	40
Provisions against stock	17	(4)	–	13
Year ended 31 August 2002
Provisions against debtors	46	5	(4)	47
Provisions against stock	13	4	–	17
Year ended 31 August 2001
Provisions against debtors	48	(5)	3	46
Provisions against stock	15	(2)	–	13

32.   UK Companies Act 1985

These financial statements do not comprise the Group's "statutory accounts" within the meaning of section 240 of the UK Companies Act 1985. Statutory accounts for the year ended 31 August 2003, 2002 and 2001 have been delivered to the Registrar of Companies for England and Wales. The auditors' reports on such accounts were unqualified.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALLIED DOMECQ PLC
	By:	/s/ GRAHAM HETHERINGTON Graham Hetherington Chief Financial Officer
Date: 27 February 2004

II-1

INDEX TO EXHIBITS

Exhibit	Description
1.1	Memorandum and Articles of Association of Allied Domecq PLC, as amended, dated 31 January 2002.*
2.1	Global Medium Term Note Programme Offering Circular dated 21 March 2003.
4.1
Trademark, Supply and Distribution Agreement, dated 15 November 2000, among Spirits International N.V., S.P.I. Spirits (Cyprus) Limited, Allied Domecq International B.V. and Allied Domecq Spirits & Wine USA, Inc., and the Addendum, dated 17 January 2002, thereto.*
4.2	Allied Domecq PLC Executive Share Option Scheme 1999.**
4.3	Allied Domecq PLC Deferred Bonus Plan.**
4.4	Allied Domecq PLC Long Term Incentive Scheme 1999.**
8.1	For a list of Allied Domecq PLC's subsidiaries, see "Item 4—Information on the Company—Organizational Structure".
11.1	Code of Conduct.
12.1	Section 302 certification, Chief Executive.
12.2	Section 302 certification, Chief Financial Officer.
13.1	Section 906 certification, Chief Executive.
13.2	Section 906 certification, Chief Financial Officer.

*
Incorporated by reference to our registration statement on Form 20-F (File No. 001-31413) filed on 26 July 2002.

**
Incorporated by reference to our registration statement on Form S-8 (File No. 333-103563) filed on 3 March 2003.

II-2