Form 20-F
period 2004-08-31
ALLIED DOMECQ PLC
filed 2004-12-15
CIK 1100427

Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 August 2004
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

ALLIED DOMECQ PLC
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

The Pavilions, Bridgwater Road, Bedminster Down, Bristol, BS13 8AR, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value £0.25 each ("ordinary shares")	New York Stock Exchange*
American Depositary Shares, each representing 4 ordinary shares ("ADSs")	New York Stock Exchange

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

Solely for your convenience, we have translated some Pound Sterling amounts contained in this annual report into US Dollars. The rate used to translate such amounts was £1.00 to $1.8031, which was the noon-buying rate for cable transfers in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York on 31 August 2004, known as the "noon-buying rate", unless the context otherwise requires or implies. We provide the US Dollar equivalent information in this annual report solely for the convenience of the readers of this annual report, and you should not construe it as implying that the Pound Sterling amounts represent, or could have been or could be converted into, US Dollars at such rate or at any rate. See the section entitled "Item 3—Key Information—Exchange Rate Information" for more detailed information regarding the translation of Pounds Sterling into US Dollars.

Industry Data

In this annual report, we refer to information regarding the premium distilled spirits market from Impact Databank, an international drinks magazine that is independent from industry participants. Impact Databank collects information on the premium distilled spirits market from a variety of sources, including brand owners, import and export enterprises, trade associations and governmental agencies such as the US Commerce Department.

Data provided by Impact Databank may differ from data that we have compiled with respect to our products. We have obtained consent from Impact Databank allowing us to name them in this document and we believe that all of the information in this annual report based on information obtained from them is reliable.

Trademarks

This annual report includes names of our products, which constitute trademarks or trade names which we own or which others own and license to us for our use. This annual report also contains other brand names, trade names, trademarks or service marks of other companies, and these brand names, trade names, trademarks or service marks are the property of those other companies.

ii

Presentation of Financial Information

Unless otherwise noted, the financial data that we present in this annual report has been prepared in accordance with generally accepted accounting principles in the United Kingdom, or UK GAAP. UK GAAP differs in some respects from generally accepted accounting principles in the United States, or US GAAP. For a summary of the differences between US GAAP and UK GAAP as they relate to us, see Note 31 to our Audited Consolidated Financial Statements.

We use certain non-GAAP financial measures that should be considered in addition to, and not as a substitute for or as a superior measure to, measures of financial performance reported in our primary financial statements. Where we discuss non-GAAP financial measures, the most directly comparable GAAP figures have been presented together with a reconciliation of the GAAP and the non-GAAP figures. "Item 5—Operating and Financial Review and Prospects" explains why we believe each of our non-GAAP financial measures used within this document provides useful information regarding our financial condition and results of operations.

Cautionary Statement Regarding Forward-Looking Information

This annual report includes forward-looking statements. All statements other than statements of historical fact included in this annual report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; capital expenditure and investment plans; adequacy of capital; and financing plans. The words "aim," "may," "expect," "anticipate," "believe," "future," "continue," "help," "estimate," "plan," "intend," "should," "could," "would," "shall" or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management's current view with respect to future events and financial performance. These views reflect the best judgement of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. For further discussion of these factors and other risks, see "Item 3—Risk Factors" and "Item 5—Operating and Financial Review and Prospects."

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Our selected historical consolidated financial data presented in the table below has been derived from our Audited Consolidated Financial Statements for the five years ended 31 August 2004. You should read the following selected historical consolidated financial data in conjunction with the section entitled "Item 5—Operating and Financial Review and Prospects", and our Audited Consolidated Financial Statements and the related Notes appearing elsewhere in this annual report.

The UK GAAP information for the three years ended 31 August 2003 has been restated following our adoption of FRS No. 17—Retirement benefits ("FRS No. 17"), application note (G) to FRS No. 5—Reporting the substance of transactions ("FRS No. 5") and UITF No. 38—Accounting for ESOP trusts ("UITF No. 38"). In addition, the UK GAAP information for the year ended 31 August 2000 has been restated following our adoption of FRS No. 5 and UITF No. 38. For a further discussion of these restatements, see Note (2) to the following UK GAAP Information table.

The US GAAP information for the four years ended 31 August 2003 has been restated to correct for an error in our prior reconciliations between UK and US GAAP. For additional information, see Note (7) to the US GAAP Information table beginning on page 3.

UK GAAP Information

	Year ended 31 August
Consolidated profit and loss account	2004(1)		2004		2003(2) (restated)		2002(2) (restated)		2001(2) (restated)		2000(2) (restated)
	$		£		£		£		£		£
	(million, except for per share and dividend data)
Turnover:
Continuing activities	5,822		3,229		3,317		3,254		2,800		2,539
Discontinued activities(3)	–		–		–		–		–		30

Total turnover	5,822		3,229		3,317		3,254		2,800		2,569

Trading profit before exceptional items	1,113		617		597		547		494		484
Add back goodwill amortisation	72		40		40		38		12		3

Adjusted trading profit(4):
Continuing activities	1,185		657		637		585		506		487
Discontinued activities	–		–		–		–		–		13

Total adjusted trading profit(4)	1,185		657		637		585		506		500
Finance charges	(245)		(136)		(146)		(106)		(39)		(83)
Goodwill amortisation	(72)		(40)		(40)		(38)		(12)		(3)
Mexican excise rebate(5)	–		–		38		213		47		–
Exceptional operating costs	(65)		(36)		(10)		(84)		(9)		(54)
Profits on sales of businesses and fixed assets	61		34		–		–		6		59

Profit on ordinary activities before taxation	864		479		479		570		499		419
Taxation	(197)		(109)		(126)		(166)		(132)		(80)
Minority interests and preference dividends	(25)		(14)		(16)		(13)		(13)		(9)

Profit earned for ordinary shareholders	642		356		337		391		354		330

Earnings and dividends
Earnings per ordinary share:
Basic	59.7	¢	33.1	p	31.3	p	36.7	p	33.6	p	31.2	p
Diluted	59.3	¢	32.9	p	31.3	p	36.6	p	33.6	p	31.2	p
Earnings per ordinary share before exceptional items and discontinued activities:
Basic(6)	58.1	¢	32.2	p	29.7	p	29.1	p	31.0	p	28.4	p
Diluted(6)	57.5	¢	31.9	p	29.6	p	29.0	p	31.0	p	28.4	p
Dividends per ordinary share	27.9	¢	15.5	p	14.0	p	13.0	p	12.1	p	11.0	p
Weighted average ordinary shares used in earnings per share calculations:
Basic	1,076		1,076		1,075		1,066		1,054		1,059
Diluted	1,083		1,083		1,076		1,069		1,055		1,059

	As at 31 August
Consolidated balance sheet data	2004(1)	2004	2003(2) (restated)	2002(2) (restated)	2001(2) (restated)	2000(2)(3) (restated)
	$	£	£	£	£	£
	(million)
Net current assets	1,158	642	350	244	65	563
Total assets	7,856	4,357	4,638	4,534	3,510	2,708
Net debt	3,500	1,941	2,412	2,578	1,854	1,252
Net assets	1,064	590	313	208	186	164
Called-up share capital	499	277	277	277	267	267
	Year Ended 31 August
US GAAP Information Consolidated profit and loss account data
	2004(1)		2004		2003(7) (restated)		2002(7) (restated)		2001(7) (restated)		2000(7) (restated)
	$		£		£		£		£		£
	(million, except for per share data)
Turnover(8)	5,660		3,139		3,225		3,181		2,759		2,520
Operating profit from continuing activities	831		461		566		623		579		377
Net income:
Continuing activities	786		436		279		407		335		269
Discontinued activities	36		20		–		–		–		1,288

Net income	822		456		279		407		335		1,557

Basic net earnings per share:
Continuing activities	73.0	¢	40.5	p	26.0	p	38.1	p	31.8	p	25.4	p
Discontinued activities	3.4	¢	1.9	p	–		–		–		121.6	p

Total	76.4	¢	42.4	p	26.0	p	38.1	p	31.8	p	147.0	p

Diluted net earnings per share:
Continuing activities	72.7	¢	40.3	p	25.9	p	38.1	p	31.8	p	25.4	p
Discontinued activities	3.2	¢	1.8	p	–		–		–		121.6	p

Total	75.9	¢	42.1	p	25.9	p	38.1	p	31.8	p	147.0	p

Consolidated balance sheet data	2004(1)	2004	2003(7) (restated)	2002(7) (restated)	2001(7) (restated)	2000(7) (restated)
	$	£	£	£	£	£
	(million)
Total assets	10,543	5,847	6,402	5,885	5,156	4,186
Shareholders' funds and minorities	3,276	1,817	1,707	1,490	1,468	1,502

Notes:

(1)
Amounts translated for convenience at the noon-buying rate on 31 August 2004 of £1.00=$1.8031.

(2)
We have adopted FRS No. 17 from 1 September 2003, which has led to a restatement of our financial statements for the three years ended 31 August 2003. Our financial statements for the year ended 31 August 2000 have not been restated for our adoption of FRS No. 17 as, in the opinion of the Board of Directors unreasonable effort and expense would be incurred to obtain the relevant information.

Further, we adopted the amendment to FRS No. 5 from 1 September 2003, which has led to a restatement of our financial statements for the four years ended 31 August 2003. As a result a number of items which were previously classified as operating costs and advertising and promotion are now treated as discounts, reducing turnover in the four years ended 31 August 2003. Trading profit as reported for these periods was not affected.

We have also complied with UITF No. 38, which has resulted in a reclassification of shares held in employee trusts from investments to Shareholders' funds, reducing net assets as at 31 August 2003, 31 August 2002, 31 August 2001 and 31 August 2000. There were no changes to profits as reported during these periods.

The tables below set out the impact the adoption of these accounting standards had on our profit and loss account for the three years ended 31 August 2003 and on our Shareholders' funds as at 31 August 2003, 31 August 2002, 31 August 2001 and 31 August 2000:

UK GAAP Information

	Year ended 31 August 2003
Consolidated profit and loss account	Reported 2003		FRS No. 17		FRS No. 5	Restated 2003
	£		£		£	£
	(million, except for per share data)
Turnover	3,410		–		(93)	3,317
Operating costs	(2,825)		16		93	(2,716)
Trading profit before exceptional items	581		16		–	597
Add back goodwill amortisation	40		–		–	40

Adjusted trading profit	621		16		–	637
Finance charges	(126)		(20)		–	(146)
Goodwill amortisation	(40)		–		–	(40)
Mexican excise rebate	38		–		–	38
Exceptional operating costs	(10)		–		–	(10)
Profits/(losses) on sale of business and fixed assets	–		–		–	–

Profit on ordinary activities before taxation	483		(4)		–	479
Taxation	(127)		1		–	(126)
Minority interests and preferred dividends	(16)		–		–	(16)

Profit earned for ordinary shareholders	340		(3)		–	337

Earnings per ordinary share
Basic	31.6	p	(0.3	)p	–	31.3	p
Diluted	31.6	p	(0.3	)p	–	31.3	p
Earnings per ordinary share before exceptional items
Basic	29.9	p	(0.2	)p	–	29.7	p
Diluted	29.9	p	(0.3	)p	–	29.6	p

	Year ended 31 August 2002
Consolidated profit and loss account	Reported 2002		FRS No. 17		FRS No. 5	Restated 2002
	£		£		£	£
	(million, except for per share data)
Turnover	3,334		–		(80)	3,254
Operating costs	(2,648)		(25)		80	(2,593)
Trading profit before exceptional items	572		(25)		–	547
Add back goodwill amortisation	38		–		–	38

Adjusted trading profit	610		(25)		–	585
Finance charges	(130)		24		–	(106)
Goodwill amortisation	(38)		–		–	(38)
Mexican excise rebate	213		–		–	213
Exceptional operating costs	(84)		–		–	(84)
Profits/(losses) on sale of business and fixed assets	–		–		–	–

Profit on ordinary activities before taxation	571		(1)		–	570
Taxation	(166)		–		–	(166)
Minority interests and preferred dividends	(13)		–		–	(13)

Profit earned for ordinary shareholders	392		(1)		–	391

Earnings per ordinary share
Basic	36.8	p	(0.1	)p	–	36.7	p
Diluted	36.7	p	(0.1	)p	–	36.6	p
Earnings per ordinary share before exceptional items
Basic	29.2	p	(0.1	)p	–	29.1	p
Diluted	29.1	p	(0.1	)p	–	29.0	p

	Year ended 31 August 2001
Consolidated profit and loss account	Reported 2001		FRS No. 17		FRS No. 5	Restated 2001
	£		£		£	£
	(million, except for per share data)
Turnover	2,879		–		(79)	2,800
Operating costs	(2,332)		(37)		79	(2,290)
Trading profit before exceptional items	531		(37)		–	494
Add back goodwill amortisation	12		–		–	12

Adjusted trading profit	543		(37)		–	506
Finance charges	(90)		51		–	(39)
Goodwill amortisation	(12)		–		–	(12)
Mexican excise rebate	47		–		–	47
Exceptional operating costs	(9)		–		–	(9)
Profits/(losses) on sale of business and fixed assets	6		–		–	6

Profit on ordinary activities before taxation	485		14		–	499
Taxation	(128)		(4)		–	(132)
Minority interests and preferred dividends	(13)		–		–	(13)

Profit earned for ordinary shareholders	344		10		–	354

Earnings per ordinary share
Basic	32.6	p	1.0	p	–	33.6	p
Diluted	32.6	p	1.0	p	–	33.6	p
Earnings per ordinary share before exceptional items
Basic	30.0	p	1.0	p	–	31.0	p
Diluted	30.0	p	1.0	p	–	31.0	p

	Year ended 31 August 2000
Consolidated profit and loss account	Reported 2000		FRS No. 5	Restated 2000
	£		£	£
	(million, except for per share data)
Turnover:
Continuing activities	2,602		(63)	2,539
Discontinued activities	30		—	30

Total turnover	2,632		(63)	2,569

Operating costs	(2,200)		63	(2,137)
Trading profit before exceptional items	484		–	484
Add back goodwill amortisation	3		–	3

Adjusted trading profit before discontinued activities	487		–	487
Discontinued activities	13		–	13

	500		–	500
Finance charges	(83)		–	(83)
Goodwill amortisation	(3)		–	(3)
Mexican excise rebate	–		–	–
Exceptional operating costs	(54)		–	(54)
Profits/(losses) on sale of business and fixed assets	59		–	59

Profit on ordinary activities before taxation	419		–	419
Taxation	(80)		–	(80)
Minority interests and preferred dividends	(9)		–	(9)

Profit earned for ordinary shareholders	330		–	330

Earnings per ordinary share:
Basic	31.2	p	–	31.2	p
Diluted	31.2	p	–	31.2	p
Earnings per ordinary share before exceptional items and discontinued activities:
Basic	28.4	p	–	28.4	p
Diluted	28.4	p	–	28.4	p

	31 August 2003
Consolidated balance sheet data	Reported 2003	FRS No. 17	UITF No. 38	Restated 2003
	£	£	£	£
	(million)
Net current assets	654	(304)	–	350
Total assets	5,071	(304)	(129)	4,638
Net debt	2,412	–	–	2,412
Net assets	994	(552)	(129)	313
Called-up share capital	277	–	–	277

	31 August 2002
Consolidated balance sheet data	Reported 2002	FRS No. 17	UITF No. 38	Restated 2002
	£	£	£	£
	(million)
Net current assets	546	(302)	–	244
Total assets	4,929	(302)	(93)	4,534
Net debt	2,578	–	–	2,578
Net assets	786	(485)	(93)	208
Called-up share capital	277	–	–	277

	31 August 2001
Consolidated balance sheet data	Reported 2001	FRS No. 17	UITF No. 38	Restated 2001
	£	£	£	£
	(million)
Net current assets	360	(295)	–	65
Total assets	3,866	(295)	(61)	3,510
Net debt	1,854	–	–	1,854
Net assets	409	(162)	(61)	186
Called-up share capital	267	–	–	267

	31 August 2000
Consolidated balance sheet data	Reported 2000	UITF No. 38	Restated 2000
	£	£	£
	(million)
Net current assets	563	–	563
Total assets	2,747	(39)	2,708
Net debt	1,252	–	1,252
Net assets	203	(39)	164
Called-up share capital	267	–	267

Notes continued:

(3)
We restructured our business in September 1999 to focus on our Spirits & Wine business and Quick Service Restaurants business, Dunkin' Brands, Inc., by disposing of our managed and leased pub business and our 50% interest in a liquor store joint venture, which we collectively refer to as our UK Retail business, to Punch Taverns Group Limited. Accordingly, our discontinued activities relate primarily to the disposal of our UK Retail business.

(4)
We define "adjusted trading profit" as trading profit before exceptional items and goodwill amortisation. We present a reconciliation of "adjusted trading profit" to "trading profit before exceptional items" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section in Item 5.

(5)
In September 2000, the Mexican Supreme Court ruled that the excise duty regime imposed on large spirits companies in Mexico was inequitable and awarded damages to several of the plaintiffs, including us. The Mexican Supreme Court awarded compensation which, by agreement with the Mexican tax authorities in October 2001, is principally received by offset against current and future duties and taxes. During the year ended 31 August 2003, £38 million was received (2002: £213 million, 2001: £47 million) and was subject to applicable corporation tax at 35%. We did not receive any amounts during the year ended 31 August 2004, and we do not expect any further receipts in the future. Due to the significant increase in its size during the year ended 31 August 2002, the rebate was treated as exceptional operating income in the years ended 31 August 2002 and 31 August 2003. As a result, for comparative purposes, the rebate of £47 million received during the year ended 31 August 2001 was reclassified as an exceptional item.

(6)
Basic earnings per ordinary share before exceptional items and discontinued operations of 32.2p in the year ended 31 August 2004 (2003: 29.7p, 2002: 29.1p, 2001: 31.0p, 2000: 28.4p) has been calculated on earnings before exceptional items and discontinued activities of £346 million (2003: £319 million, 2002: £310 million, 2001: 327 million, 2000: 301 million) divided by the average number of shares of 1,076 million (2003: 1,075 million, 2002: 1,066 million, 2001: 1,054 million, 2000: 1,059 million). Diluted earnings per share of 31.9p in the year ended 31 August 2004 (2003: 29.6p, 2002: 29.0p, 2001: 31.0p, 2000: 28.4p) has been calculated on earnings before exceptional items and discontinued activities of £346 million (2003: £319 million, 2002: £310 million, 2001: £327 million, 2000: £301 million) divided by the average number of shares and potentially dilutive ordinary shares of 1,083 million (2003: 1,076 million, 2002: 1,069 million, 2001: 1,055 million, 2000: 1,059 million).

(7)
In the course of doing preparatory work to convert our financial statements from UK GAAP to International Financial Reporting Standards ("IFRS"), we identified an error in our prior reconciliations of certain information between UK and US GAAP. The error relates to the foreign currency translation of certain assets and liabilities acquired in connection with past business combinations. The principal assets and liabilities involved are brands, goodwill and related deferred tax. As a result, we have restated the US GAAP reconciliation for prior periods. This reconciliation adjustment does not affect any of our UK GAAP results.

"SFAS No. 52—Foreign Currency Translation", requires us to use the functional currency of the acquired entity to measure these assets and liabilities. As exchange rates between pounds sterling (our reporting currency) and the various functional currencies of the acquired entities move, SFAS No. 52 requires a corresponding change in the valuation of these assets and liabilities in our consolidated financial statements, with an offsetting charge or credit to currency translation adjustments within other comprehensive income.

In prior US GAAP reconciliations, we used pounds sterling in measuring certain of these assets and liabilities and as a result, we did not follow SFAS No. 52. We have followed SFAS No. 52 in the US GAAP reconciliation of our 2004 consolidated financial statements. We have restated the US GAAP data for prior periods. The impact of this restatement on our US GAAP information for the four years ended 31 August 2003 was:

US GAAP Information

	Year ended 31 August
	2003		2002		2001		2000
	£		£		£		£
	(million, except for per share data)
Net income as previously reported:
Continuing activities	280		406		332		266
Discontinued activities	–		–		–		1,288

Total net income as reported	280		406		332		1,554

Effects of restatement
Brands	–		–		2		3
Goodwill	–		–		2		1
Stock	(1)		1		–		–
Deferred taxation	–		–		(1)		(1)

Total effects of restatement	(1)		1		3		3

Net income as restated:
Continuing activities	279		407		335		269
Discontinued activities	–		–		–		1,288

Total net income as restated	279		407		335		1,557

Net earnings per Ordinary share on continuing activities:
Basic as reported	26.0	p	38.0	p	31.5	p	25.1	p
Effect of net income restatement	–		0.1	p	0.3	p	0.3	p

Basic as restated	26.0	p	38.1	p	31.8	p	25.4	p

Diluted as reported	26.0	p	38.0	p	31.5	p	25.1	p
Effect of net income restatement	(0.1	p)	0.1	p	0.3	p	0.3	p

Diluted as restated	25.9	p	38.1	p	31.8	p	25.4	p

Net earnings per Ordinary share on discontinued activities:
Basic and diluted as reported	–		–		–		121.6	p
Effect of net income restatement	–		–		–		–

Basic and diluted as restated	–		–		–		121.6	p

Comprehensive income as reported	297		73		114		1,592
Effects of restatement:
Currency translation differences	106		(48)		(10)		3
Restatement of net income	(1)		1		3		3

Comprehensive income as restated	402		26		107		1,598

	Year ended 31 August
	2003	2002	2001	2000
	£	£	£	£
	(million)
Shareholders' funds and minorities as reported	1,733	1,621	1,552	1,579
Effects of restatement:
Brands	(48)	(110)	(60)	(51)
Goodwill	17	(49)	(44)	(48)
Other Intangible assets	–	–	1	–
Stock	3	–	(1)	–
Deferred taxation	2	28	20	21
Other	–	–	–	1

Shareholders' funds and minorities as restated	1,707	1,490	1,468	1,502

	Year ended 31 August
	2003	2002	2001	2000
	£	£	£	£
	(million)
Total assets as previously reported	6,430	6,044	5,260	4,285
Effects of restatement:
Brands	(48)	(110)	(60)	(51)
Goodwill	17	(49)	(44)	(48)
Other Intangible assets	–	–	1	–
Stock	3	–	(1)	–

Total assets as restated	6,402	5,885	5,156	4,186

Notes continued:

(8)
As explained in Note 31 to our Audited Consolidated Financial Statements, for purposes of reporting US GAAP information, we have adopted EITF 01-09—Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products on 1 September 2001. Following the adoption of "EITF 01-09", we have classified certain marketing expenditure as a reduction in turnover for the five years ended 31 August 2004. Compliance with this pronouncement resulted in turnover and operating costs for the year ended 31 August 2004 decreasing by £84 million (2003: £82 million, 2002: £63 million, 2001: £41 million, 2000: £37 million). As explained in Note 2 above, we adopted the amendment to the UK accounting standard FRS No. 5—Reporting the substance of transactions. This has led to a reduction in the UK to US GAAP difference for turnover arising under EITF 01-09 as previously reported in Note 31 of our Audited Consolidated Financial Statements for the three years ended 31 August 2003. The reduction in the year ended 31 August 2003 was £93 million (2002: £80 million, 2001: £79 million, 2000: £63 million). In addition, as also explained in Note 31 to our Audited Consolidated Financial Statements, our Quick Service Restaurant business has entered into agreements to sell the right to develop multiple stores within a specified territory, which entitles us to non-refundable franchise fees. Under US GAAP, we recognise revenue based on store openings or until the rights to develop the territory have been forfeited. This has resulted in our US GAAP turnover, for the year ended 31 August 2004, being lower than our UK GAAP turnover by £6 million (2003: £10 million, 2002: £9 million).

Dividends

Our Board of Directors normally declares an interim dividend in respect of each fiscal year in April for payment in July. The final dividend in respect of each fiscal year is normally recommended by our Board of Directors in October and paid in February following approval by our shareholders.

The following table sets out the dividends paid on our ordinary shares and American Depositary Shares, or ADSs, in respect of each of the five years ended 31 August 2004.

	Year ended 31 August
	2004		2003		2002		2001		2000
per ordinary share
Interim	5.83	p	5.30	p	4.90	p	4.50	p	4.00	p
Final	9.67	p	8.70	p	8.10	p	7.60	p	7.00	p

Total	15.50	p	14.00	p	13.00	p	12.10	p	11.00	p

per ADS(1)
Interim	42.28	¢	34.17	¢	30.88	¢	21.60	¢	19.16	¢
Final	71.56	¢(2)	63.63	¢	52.63	¢	38.40	¢	36.52	¢

Total	113.84	¢	97.80	¢	83.51	¢	60.00	¢	55.68	¢

Notes:

(1)
In July 2002, we entered into an amended and restated deposit agreement, which we refer to as the Deposit Agreement, among ourselves, JPMorgan Chase Bank, as depositary of our ADSs, and the holders from time to time of our American Depositary Receipts, or ADRs. The amended and restated Deposit Agreement, among other things, amended the terms of our ADSs so that each ADS represents a beneficial interest in four ordinary shares. Payments of dividends per ADS shown in the table above represent payments on the four ordinary shares underlying each ADS.

(2)
Approximate rate, calculated using a rate of exchange on 8 November 2004 of £1.00=$1.85, as notified to the New York Stock Exchange on that date. The actual amount paid to holders of our ADRs by the depositary will depend on the market rate of exchange on the payment day.

Our dividends are payable in Pounds Sterling. Dividends paid by the depositary in respect of ADSs are paid in US Dollars based on market rates of exchange that may differ from the noon-buying rate on the payment day.

Our Board of Directors has concluded that the appropriate level of dividend cover, earnings excluding post tax goodwill amortisation and exceptional items per share divided by dividend per share, should be approximately 2-2.5 times. This supports our strategic objective to optimise the efficiency of our capital structure while maintaining prudent financial ratios. We believe that this policy will enable us to retain sufficient cash flow to finance both investment in brands and future capital expenditure. We measure the returns on such expenditure against the benefits of returning capital to shareholders. Nevertheless, our future dividends depend upon our earnings, financial condition and other factors and, as a result, we cannot assure you that the interim and final dividends that we paid in the past are indicative of future interim or final dividends.

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

	Annual exchange rates of US Dollars per £1.00 for the year ended 31 August
	2004	2003	2002	2001	2000
Low	1.5732	1.5343	1.4095	1.3730	1.4514
High	1.9045	1.6840	1.5800	1.5045	1.6765
Average	1.7785	1.5961	1.4624	1.4418	1.5667
Period-End	1.8031	1.5773	1.5476	1.4510	1.4515

	Monthly exchange rates of US Dollars per £1.00 for the month ending
	30 November 2004	31 October 2004	30 September 2004	31 August 2004	31 July 2004	30 June 2004
Low	1.8323	1.7790	1.7733	1.7921	1.8160	1.8090
High	1.9073	1.8404	1.8105	1.8459	1.8734	1.8387

Note:

On 8 December 2004, the noon-buying rate was £1.00=$1.9283.

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

Contamination or other circumstances could harm the integrity or customer support for our brands and adversely affect the sales of those products.

The success of our brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally, or through deliberate third-party action, or other events that harm the integrity or consumer support for those brands, could adversely affect their sales. We purchase most of the raw materials for the production of our spirits and wine from third-party producers or on the open market. Contaminants in those raw materials or defects in the distillation or fermentation process could lead to low beverage quality as well as illness among, or injury to, our consumers and may result in reduced sales of the affected brand or all of our brands. Also, to the extent that third parties sell products which are either counterfeit versions of our brands or brands that look like our brands, consumers of our brands could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brands in the future and in turn could impair brand equity and adversely affect our sales and operations.

In addition, we have entered into agreements with third parties to produce products that carry our brands and trademarks. If these third parties contaminate or cause a lowering of the quality of these products, they could tarnish the overall reputation of the relevant brands and this could result in reduced sales of the affected brand or brands.

Our business could be adversely affected by an economic downturn, recession, acts or threats of terrorism, acts or the threat of war or other adverse political developments in our key markets.

Our business is dependent on general economic conditions in the United States, Mexico, South Korea, Spain, the United Kingdom and other key markets. A significant deterioration in these conditions, including a reduction in consumer spending levels, could have a significant adverse effect on our results. During times of economic uncertainty or hardship consumers may choose to purchase lower value consumer goods as opposed to higher value consumer goods, which include our premium branded spirits and wine. Reduced sales by our Spirits & Wine business as a result of an economic downturn or recession in these key markets may have an adverse effect on the results of operations of our Spirits & Wine business. As turnover of our Spirits & Wine business represented 93% of our total turnover during the year ended 31 August 2004, a reduction in sales of our premium branded spirits and wine in those key markets could have an adverse effect on our results of operations and business prospects as a whole. Our operations are also subject to a variety of other risks and uncertainties relating to trading in many different countries, including political or economic upheaval, changing excise duty regimes and the introduction of import, investment or currency restrictions and changes in industry inventory levels that may affect our ability to trade in those markets. In the same way, acts of terrorism or the outbreak of war, consumer concern over threats of terrorism or the threat of war or other adverse political developments, and the ongoing concerns of global pandemics, such as SARS, may have a depressing effect on consumers' propensity to purchase higher value goods in our key markets. In particular, we believe that terrorist acts, threats of further terrorist acts or the outbreak of war may reduce consumers' inclination to travel, thereby adversely affecting sales of our spirits and wines in duty free and other markets. In addition, we also believe that other adverse political developments affecting some of our key markets could lead to an economic downturn or recession in those markets. These disruptions and other adverse political and economic developments in our markets can cause volatility in the pattern of our trading results in those markets over time.

Regulatory decisions and changes in the legal and regulatory environment in the countries in which we operate could limit our business activities or increase our operating costs.

As a leading international branded drinks and retailing group, our business is subject to extensive regulatory requirements regarding production, distribution, marketing, advertising and labelling in the countries in which we operate. In addition, our products are subject to differing import and excise duties in the countries in which we operate. Regulatory decisions or changes in the legal and regulatory requirements in these areas may have the following effect on our business:

  •
  Product recall:    Governmental bodies in the countries in which we operate may have enforcement powers that can subject us to actions such as product recall, seizure of products and other sanctions, each of which could have an adverse effect on our sales or damage our business.

  •
  Advertising and promotion:    Governmental bodies in the countries in which we operate may impose limitations on advertising activities used to market alcoholic beverages such as prohibition or limitations on the television advertising of spirits. We are also a signatory to a number of voluntary codes that impose self regulation and limitation on advertising and promotion within the alcoholic beverage industry. These limitations may inhibit or restrict our ability to maintain or increase the consumer support for and recognition of our brands in key markets and may adversely affect our results of operations.

  •
  Labelling:    Governmental bodies in the countries in which we operate may impose additional labelling and production requirements. Changes to labelling requirements for alcoholic beverages, including our portfolio of premium branded spirits and wines, may detract from their appeal to consumers and as a result, lead to a reduction in sales of those beverages. In addition, this may result in increased costs.

  •
  Import and excise duties:    Our products are subject to import and excise duties. An increase in import or excise duties may reduce overall consumption of our premium branded spirits and wine or cause consumers to prefer lower-taxed spirits and wines to ours.

  •
  Taxation and other government regulation:    Central government or other competent bodies may impose regulations as a result of which our capacity to maintain margins at current levels may be adversely affected. These may include, but are not confined to, increases in sales taxes or government-determined distributor margin structures.

  •
  Access to distribution:    Regulatory bodies in the countries in which we operate may seek to restrict consumer access to our products—for example by controlling the times when outlets are allowed to sell alcohol.

  •
  Product appeal:    In recent years, increasing social and political attention has been directed towards the beverage and food industries, reflecting political concern over diet and health issues, including "binge" drinking, obesity and nutrition. Any future governmental restrictions regarding the production, marketing, advertising, sale or consumption of alcoholic drinks and/or the food, which we sell in our Quick Service restaurants may have an adverse effect on our business performance and financial results.

We depend upon our trademarks and proprietary rights, and any failure to protect our intellectual property rights or any claims that we are infringing upon the rights of others may adversely affect our competitive position.

Our success depends, in large part, on our ability to protect our current and future brands and products and to defend our intellectual property rights. We have been granted numerous trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark applications seeking to protect newly-developed brands and products. We cannot be sure that trademark registrations will be issued with respect to any of our pending trademark applications. There is also a risk that we could, by omission, fail to renew a trademark or that our competitors will challenge, invalidate or circumvent any existing or future trademarks issued to, or licensed by, us.

If we do not successfully anticipate changes in consumer preferences and tastes, sales of our products could be adversely affected.

Our portfolio includes a range of premium branded spirits and wines and food products. Maintaining our competitive position depends on our continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors, including changes in demographic and social trends or changes in travel, vacation or leisure activity patterns. Any significant shift in consumer preferences coupled with our failure to anticipate and react to such changes could reduce the demand for certain products in our portfolio resulting in reduced sales or harm to the image of our brands.

A substantial decrease in our ability to supply our consumers with our products could adversely affect the results of our operations.

An interruption or substantial decrease in our ability to supply customers of our brands could damage our sales and image as well as our relationships with customers and consumers. Problems which might constrain supply or lead to increased costs include:

  •
  Climate, agriculture and nature:    A number of our products such as champagne, cognac, wine, some whiskies and tequila depend on agricultural produce from demarcated regions. If any of these regions were to experience severe weather variations, natural disasters including earthquakes, pestilence or other occurrences, we might not be able to obtain readily a sufficient supply and there could be a decrease in our production of the product from that region or an increase in its cost.

  •
  Loss of inventory:    We have a substantial inventory of aged product categories, principally Scotch whisky, Canadian whisky, cognac, brandy and fortified wine, which mature over periods of up to 30 years. As at 31 August 2004, our maturing inventory amounted to £1,025 million. While our maturing inventory is stored at numerous locations throughout the world, the loss through fire or other natural disaster of all or a portion of our stock of any one of those aged product categories may not be replaceable and, consequently, may lead to a substantial decrease in supply of those products. Additionally, the judgmental nature of determining how much of our aged products to lay down in any given year for future consumption means that there is an inherent risk of forecasting error. This could lead to either an inability to supply future demand or lead to future surplus inventory and consequently a write down in value.

  •
  Loss of production facilities:    We have nine key production sites around the world. Loss of any one of these (through for example, fire or natural disaster) may lead to the loss of product stock which may not be replaceable and, consequently, may lead to a substantial decrease in the supply of those products.

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

We have relationships with third parties throughout our business. The breakdown of some of these relationships could immediately limit our access to customers and, as a result, damage short- and long-term performance. These relationships include:

  •
  Distribution and manufacturing partnerships:    We have agreements with third parties to distribute and in some cases manufacture our products in various key markets, including Jinro Limited, in South Korea, and Suntory Limited, in Japan. A change in these relationships, including the consequential impact of any financial instability of our partners, could seriously interrupt our business in those countries in both the long- and short-term. In our largest market, the United States, we are required by law to service retailers and consumers through the intermediaries of distributors and wholesalers (and, in the Control States, through State-owned agencies performing these functions). Contractual disputes, labour disputes or financial shortcomings of these intermediaries could inhibit our ability to service the US market with our products.

  •
  Brand distribution rights:    We distribute some third-party brands through our global spirits and wine distribution network. In particular, we have acquired the trademark rights to the Stolichnaya® brand of vodka in the United States. We have an exclusive distribution agreement with Spirits International NV and S.P.I. Spirits (Cyprus) Limited, which together we refer to as SPI Spirits, to distribute Stolichnaya vodka in the United States, Canada, Mexico and the Nordic region and the right of first refusal over the distribution of the Stolichnaya brand as it becomes available in other countries. In November 2004, we signed a new contract enabling us to market and distribute the Stolichnaya vodka brand portfolio, on a phased basis in markets within the European Union, Latin America, Asia Pacific and Africa. SPI Spirits and the Russian government have been involved in a long running dispute over the trademark rights to Stolichnaya. While we are not a party to this dispute, there is a risk that the Russian government may take action that prevents our supplier from entirely fulfilling its obligations to us. We have however been notified of a lawsuit filed in New York in which we are a named party, together with SPI Spirits, that specifically challenges our trademark registration rights in the US. Any sustained interruption in the supply may adversely affect our business.

  •
  Franchisees:    We are dependent on the management of each quick service restaurant by our franchisees. Differing levels of quality or service at each quick service restaurant or improper management by any of these franchisees could compromise the consumer image of our quick service restaurant brands and adversely affect our business performance.

  •
  International retail customers:    Multiple retail chains are an important channel for our Spirits & Wine business. The increasing consolidation of the supermarket industry worldwide is resulting in the creation of a small number of powerful international retailers. This concentration of our business in fewer, larger, customers may continue to result in pressure on our margins, particularly in our European market, and thus present a risk to us if mutually beneficial relationships are not sustained. These customers are also responsible for the development (and subsequent proliferation of) own-label products.

Litigation and publicity concerning product quality, health and other issues may cause consumers to avoid our products and may result in liabilities.

Litigation and complaints from consumers or government authorities resulting from beverage and food quality, illness, injury, alcohol abuse, illegal sales or targeted advertising and promotion of alcoholic beverages to the under-aged, obesity and other health concerns or other issues stemming from one product or a limited number of products, including ready-to-drink and other products produced by licensees or franchisees, may affect our industry. More specifically, we have been named, together with most other major alcohol beverage companies, in a putative class action lawsuit that was filed in the State of Ohio in June 2004 alleging an industry-wide long-standing scheme to market alcoholic beverages to children and other underage consumers. In addition, we have been named, together with SPI Spirits, in a claim filed in New York which challenges our ownership of the Stolichnaya trademark and related registration rights in the United States. Any litigation or adverse publicity surrounding any of the foregoing allegations may negatively affect us and our licensees or franchisees, regardless of whether the allegations are true, by discouraging consumers from buying our products. In addition, litigation relating to these allegations could result in a judgement for significant damages against us. We could also incur significant litigation costs and the diversion of management time regardless of the merits of such a lawsuit or claim.

Our operations are conducted in many countries and, as a result, fluctuations between the Pound Sterling and other major currencies may affect our financial results.

We conduct our operations in many countries, and accordingly, the majority portion of our sales and production costs are denominated in currencies other than Pounds Sterling. As a result, fluctuations between the Pound Sterling and other major currencies, including the US Dollar and the Euro, may affect our financial results. In particular, the fact that sales revenues and production costs may be in different currencies can lead to a different impact of currency fluctuation on reported revenue and reported profit. We believe that, due to the fact that North America accounts for a substantial proportion of our total sales volumes, a substantial decline in the rate of exchange between the US Dollar and Pound Sterling may continue to have a significant adverse effect on our financial results. We cannot assure you that further volatility in the rate of exchange between the Pound Sterling and other currencies will not have or continue to have a significant adverse effect on our financial results.

The cost of providing pension and post-retirement healthcare benefits to eligible former employees is subject to changes in pension fund values and changing demographics, and may have a significant adverse effect on our financial results.

We operate a number of pension and post-retirement healthcare plans throughout the world which provide defined benefits. While the largest of these plans are closed to new employees, the cost of providing these benefits to eligible former employees is subject to changes in pension fund values and changing demographics, including the longer life expectancy of beneficiaries. We believe that sustained declines or volatility in equity markets and reductions in bond yields have and may continue to have a significant adverse effect on the funding levels of our pension funds. In addition, any shift to a sustained lower level of UK price inflation would also have a negative impact on funding levels as the relevant fund rules require that a minimum annual increase be applied to UK pensions. In these circumstances we may be required to recognise a charge to our profit and loss account to the extent that the pension fund values are less than the total anticipated liability under the plans. We cannot assure you that such charges will not have an adverse effect on our financial results. On 10 February 2004 the UK Government published a Pensions Bill, the aim of which is to enact enhancements to the security of UK occupational pension plan benefits. Whilst most of the proposals will add marginally to the overhead of pensions governance, the proposal to create a Pension Protection Fund ("PPF") modeled on the US Pension Benefit Guarantee Corporation would have a cost implication for us. Historical business interests mean that we sponsor two UK pension funds with a total membership of over 56,000.

The transition to International Financial Reporting Standards (IFRS) may introduce greater volatility into our financial statements.

We prepare our financial statements in accordance with UK GAAP. We have not presented a reconciliation of our financial statements to IFRS in this annual report. There may be substantial differences between the results of operations, cash flows and financial condition we report under UK GAAP from the equivalent data we would report if we used IFRS.

We are still evaluating the likely impact on our financial statements of reporting under IFRS. However, it is likely that it will introduce a greater degree of volatility in our reported numbers. This may include, but is not confined to, the potential adverse impact of accounting for financial instruments that do not qualify for hedge accounting, the adverse impact of attributing fair values to our biological assets and agricultural produce and the adverse impact associated with recording the cost of employee share based remuneration schemes at fair value. We cannot assure you that further volatility in our financial statements due to IFRS will not have a significant adverse effect on our financial results.

We could lose market share and profit margins due to increased competitive pressures.

We operate in a competitive market sector in which large, well-established companies, such as Diageo operate. The entry of new competitors into our markets, a change in the level of marketing undertaken by competitors or in their pricing policies, irrational behaviour by our competitors, the consolidation of our competitors, the introduction of new competing products or brands, could have a significant adverse effect on our sales volumes, turnover and results of operations.

You may not be able to effect service of process within the United States or enforce the judgment of a United States court against us or our Directors and Executive Officers.

We are a public limited company incorporated under the laws of England and Wales. The majority of our Directors and Executive Officers reside outside of the United States, principally in the United Kingdom. A substantial portion of our assets, and the assets of our Directors and Executive Officers are located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon Allied Domecq or such Directors and Executive Officers in order to enforce the judgment of a United States court against us or such persons based on the civil liability provisions of the United States Federal securities laws. Furthermore, there is doubt as to the enforceability in England and Wales, whether arising under original actions or in actions for enforcement of judgments of US courts, of civil liabilities based solely on the United States Federal securities laws.

Item 4. Information on the Company

Overview

We are a leading international branded drinks and retailing group. Our business comprises one of the world's largest international spirits and wine groups, which we refer to as our Spirits & Wine business, and a leading international quick service restaurants group Dunkin' Brands, Inc., which we refer to as our QSR business. During the year ended 31 August 2004, our turnover was £3,229 million, and our trading profit before exceptional items was £617 million.

Our Spirits & Wine business manufactures, markets and sells a portfolio of premium branded spirits, which Impact Databank estimates included 13 of the top 100 premium distilled spirit brands worldwide by volume in 2003, and a growing portfolio of premium branded wines. Our Spirits & Wine business operates through a global distribution network in over 50 countries and generates approximately 50% of its trading profit before exceptional items in the Americas and 38% in Europe. During the year ended 31 August 2004, turnover of our Spirits & Wine business was £3,003 million and our trading profit before exceptional items was £508 million. Turnover and trading profit before exceptional items of our Spirits & Wine business represented approximately 93% and 82% of our total turnover and trading profit before exceptional items, respectively, in that year.

Our QSR business operates an international franchise business, which comprises over 12,000 distribution points. It is comprised of Dunkin' Donuts®, one of the world's leading coffee and baked goods chains; Baskin-Robbins®, one of the world's leading ice cream franchises; and Togo's®, a sandwich chain operating principally on the West Coast of the United States. During the year ended 31 August 2004, turnover of our QSR business was £226 million, principally related to franchise fees on retail sales by our franchisees, and trading profit before exceptional items was £86 million. Turnover and trading profit before exceptional items of our QSR business represented approximately 7% and 14% of our total turnover and trading profit before exceptional items, respectively, in that year.

We also hold a 23.75% interest in Britannia Soft Drinks Limited, a UK company engaged in the manufacture and sale of soft drinks.

The following table sets out for each of the three years ended 31 August 2004 our turnover and trading profit before exceptional items by business segment and as a percentage of total turnover and total trading profit before exceptional items for each business segment.

	Year ended 31 August
	2004		2003(1) (Restated)		2002(1) (Restated)
	£	%	£	%	£	%
	(million, except percentages)
Turnover(2)
Spirits & Wine	3,003	93	3,058	92	2,938	90
QSR	226	7	259	8	316	10

Total	3,229	100	3,317	100	3,254	100

Trading profit before exceptional items
Spirits & Wine	508	82	498	84	453	83
QSR	86	14	79	13	78	14
Britannia	23	4	20	3	16	3

Total	617	100	597	100	547	100

Notes:

(1)
We adopted FRS No. 17 Retirement Benefits and the amendment to FRS No. 5 Reporting the Substance of Transactions from 1 September 2003, which has led to a restatement of the figures for the years ended 31 August 2003 and 31 August 2002. For detailed information on these restatements, see "Item 3—Key Information".

(2)
Turnover for our Spirits & Wine business includes excise duty paid on our spirits and wine products, and for our QSR business primarily comprises franchise income.

The following table sets out for each of the three years ended 31 August 2004 our turnover by geographic market and as a percentage of total turnover.

	Year ended 31 August
	2004		2003(1) (Restated)		2002(1) (Restated)
	£	%	£	%	£	%
	(million, except percentages)
Geographical analysis
Turnover
Europe	1,356	42	1,326	40	1,166	36
Americas	1,392	43	1,478	45	1,586	49
Rest of World	481	15	513	15	502	15

Total	3,229	100	3,317	100	3,254	100

Note:

(1)
We adopted the amendment to FRS No. 5 Reporting the Substance of Transactions from 1 September 2003 which has led to a restatement of the figures for the years ended 31 August 2003 and 31 August 2002. For detailed information on these restatements, see "Item 3—Key Information".

History and Development

The Company was established in 1961 by the merger of three UK brewing and pub retailing companies. Since then, we have grown to become a leading international branded drinks and retailing company, with operations in the spirits and wine industry, the quick service restaurants industry and, until September 1999, the retail pub industry.

Spirits & Wine Business

The key events in the growth of our Spirits & Wine business were:

  •
  In 1966, we acquired Harveys of Bristol, a UK-based producer of spirits and wine and the owner of Harveys® sherry and Cockburn's® port;

  •
  In 1986, we acquired the Canadian distillers Hiram Walker, Gooderham & Worts, owners of a large premium branded spirits portfolio including Ballantine's® whisky, Canadian Club® whisky, Courvoisier® cognac and Kahlúa®coffee liqueur;

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

  •
  In 2000, we entered into a Trademark, Supply and Distribution Agreement with SPI Spirits granting us exclusive distribution and trademark rights in respect of its various vodka brands, including Stolichnaya in the United States;

  •
  In 2001, we acquired Kuemmerling GmbH, a German spirits producer;

  •
  In 2002, we acquired the Malibu® brand, a coconut-flavored rum-based spirit; and

  •
  In November 2004, we and SPI Spirits signed a contract permitting us to market and distribute the Stolichnaya vodka brand portfolio in markets within the European Union, Latin America, Asia Pacific and Africa. This process will start almost immediately and will continue over the next three years with new markets being added as and when current distribution arrangements with third parties expire.

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

  •
  In 2002, we acquired Mumm Cuvée Napa®, a Californian sparkling wine producer; and

  •
  In 2004, we acquired Gary Farrell®, an iconic Californian wine brand.

QSR Business

We entered the quick service restaurants business in 1978 with our acquisition of J. Lyons & Company Limited, owner of Baskin-Robbins. In 1989, we acquired Dunkin' Donuts, and in 1997 we acquired Togo's. From October 2004, our QSR business has been rebranded as Dunkin' Brands, Inc.

Business Description and Strategy

Spirits & Wine Description

We are one of the largest international spirits producers, and we have a global distribution network dedicated to distributing our brands and brands owned by third parties. Our Spirits & Wine business oversees and operates these production and distribution operations. Turnover of our Spirits & Wine business for the year ended 31 August 2004 was £3,003 million and trading profit before exceptional items was £508 million.

Our spirits portfolio consists principally of "premium" brands, those that generally retail at a price greater than $10 per 750 ml bottle and have a US retail price of greater than $12 per 750 ml bottle.

We divide our spirits and wine portfolio into:

  •
  core brands—spirits brands which have strong customer appeal, typically in more than one market, and high margins;

  •
  local market leaders—spirits brands which occupy a strong position in a particular market;

  •
  premium wines; and

  •
  other spirits & wine brands.

Our core brands, Ballantine's Scotch whisky, Kahlúa liqueur, Malibu coconut-flavored rum-based spirit, Beefeater gin, Canadian Club whisky, Sauza® tequila, Courvoisier cognac, Tia Maria® liqueur and Maker's Mark® bourbon, collectively accounted for sales of approximately 22.2 million nine litre cases, or 32% of our spirits and wine portfolio by volume, in the year ended 31 August 2004.

Our local market leaders, which include Presidente® and Don Pedro® brandies, Whisky DYC® and Imperial® whiskies and Stolichnaya vodka, accounted for approximately 11.7 million cases, or 17% of our spirits and wine portfolio by volume, in the year ended 31 August 2004.

Our premium wine portfolio generally retails at a global price of greater than $7 per bottle, and includes still wine, sparkling wine and champagne. During the year ended 31 August 2004, our Spirits & Wine business sold approximately 15.6 million cases of premium branded wines, or 22% of our spirits and wine portfolio by volume.

Other spirits & wine brands accounted for sales of approximately 20.6 million cases, or 29% of our spirits and wine portfolio by volume, during the year ended 31 August 2004.

Spirits & Wine Strategy

The objective of our Spirits & Wine business is to create shareholder value through the profitable growth of the business. We believe that we are building a strong platform for sustainable future growth using a combination of focused investment in our core business to drive organic growth and through value-enhancing acquisitions.

  •
  Driving organic growth

    Focus on key brand/market combinations.    We will continue to invest in consumer-led marketing behind our core brands in key markets to drive sustained long-term growth. In the year ended 31 August 2004, our Spirits & Wine business invested £421 million in advertising and promotion, of which approximately 59% was in connection with our core brands. Key markets are those where scale, market and competitor dynamics offer clear growth opportunities, such as the United States, Spain, Mexico and South Korea. We also intend to intensify the focus on our local market leaders in their respective markets.

    In our drive to become a marketing-led company, we are focusing on improving our understanding of the consumer, so as to better predict their choice of drink and brand. We have focused on clearly defining strategies for our core brands and local market leaders and country strategies for our five largest markets and for our Premium Wine region (which consists of operations, principally in the United States, New Zealand, Spain, France and Argentina).

    Delivering product innovation and line extensions.    We invest behind new product development and innovation as a means of driving future revenue and profit growth. For example, we plan to take advantage of market opportunities to introduce new product lines where appropriate and cost effective. During 2004 we launched new spirits products, including mango and pineapple flavour extensions for Malibu, and developed Ballantine's Black™, a new extension of our core Scotch whisky brand, as well as a number of new premium wine labels.

    Optimise returns from existing assets.    We actively seek opportunities to improve returns from our existing assets through the effective management of our brands and optimisation of our cost and capital base. We have undertaken a number of major initiatives that we expect will enable us to reduce costs in our production operations, mainly in our wine businesses. Through new ways of working, we are seeking to achieve additional cost efficiencies and working capital improvements from progressive supply chain integration and targeted cost reductions through efficient business processes and structure.

  •
  Improving the growth profile of our business through value-enhancing acquisitions

    Re-align and strengthen our portfolio and presence.    We have made a number of acquisitions in recent years to support our objective to build a strong platform for sustainable future growth. All of these acquisitions have been fully integrated. They were selected to deliver the following benefits:

      •
      Fill gaps in our portfolio;

      •
      Build critical mass in markets of strategic importance;

      •
      Extend geographical reach into markets with growth potential; and

      •
      Access categories that we deem to have growth potential.

    We will continue to pursue potential acquisitions of businesses and brands that will strengthen our portfolio and enhance our global or local market presence. Attractive acquisition targets may become available in the future dependent upon, among other factors, further consolidation in the spirits and wine industry, the disposal of brands or businesses by industry participants and the sale of privately-owned brands or businesses. Our evaluation of potential acquisitions and disposals takes into account their contribution to building sustainable future growth as well as their ability to generate acceptable future returns on investment ahead of our cost of capital.

Spirits & Wine Portfolio

Core Brands

Our core brands typically have a strong position in more than one market with potential for global scale. Impact Databank estimates that in 2003 seven of our core brands were in the top 100 premium distilled spirit brands worldwide by volume. A description of our core brands follows:

Ballantine's. The Ballantine's range includes Ballantine's Finest and Ballantine's Premium aged whiskies ranging from 12 to 30 years old. Impact Databank estimates that Ballantine's was one of the top ten premium distilled spirit brands by volume in 2003. We sold approximately 5.9 million cases of Ballantine's in the year ended 31 August 2004. Ballantine's is our largest selling brand in Europe with Spain, its largest market, accounting for approximately 1.8 million cases during the year ended 31 August 2004.

Kahlúa. Kahlúa is a coffee-flavored liqueur. Impact Databank estimates that Kahlúa was one of the top 25 premium distilled spirit brands by volume in 2003. We also sell a range of ready-to-drink Kahlúa cocktails under the tradename of "Kahlúa to Go®". We sold approximately 3.0 million cases of Kahlúa during the year ended 31 August 2004 with the United States, its largest market, accounting for approximately 2.0 million cases.

Malibu. Malibu is a coconut-flavored rum-based spirit that was first produced in 1980. Impact Databank estimates that Malibu was one of the top 30 premium distilled spirit brands by volume in 2003. We also sell a Malibu ready-to-drink under the tradename of "Malibu Chill®". We sold approximately 3.0 million cases of Malibu during the year ended 31 August 2004 with the United States, its largest market, accounting for approximately 1.3 million cases.

Sauza. Impact Databank estimates that Sauza tequila was one of the top 30 premium distilled spirit brands by volume in 2003. We sold approximately 2.9 million cases of Sauza during the year ended 31 August 2004 with the United States and Mexico, its largest markets, accounting for 1.2 million and 1.2 million cases, respectively.

Beefeater. Impact Databank estimates that Beefeater gin is the world's leading imported gin and was one of the top 35 premium distilled spirit brands by volume in 2003. We sold approximately 2.4 million cases of Beefeater during the year ended 31 August 2004 with Spain, its largest market, accounting for 0.9 million cases.

Canadian Club. Impact Databank estimates that Canadian Club whisky was one of the top 30 premium distilled spirit brands by volume in 2003. We also sell a range of Canadian Club ready-to-drink formats under the tradenames "CC Club®" and "CC Cola™". We sold approximately 2.6 million cases of Canadian Club during the year ended 31 August 2004 with the United States, its largest market, accounting for approximately 1.4 million cases.

Courvoisier. Impact Databank estimates that Courvoisier cognac was one of the top 80 premium distilled spirit brands by volume in 2003. We sold approximately 1.1 million cases during the year ended 31 August 2004 with the United States and the United Kingdom, its largest markets, accounting for 0.5 million and 0.3 million cases, respectively.

Tia Maria. Tia Maria is a premium, medium-strength Jamaican coffee-flavored liqueur. During the year ended 31 August 2004, we sold approximately 0.8 million cases of Tia Maria with its principal market being the United Kingdom. We launched a sister brand, Tia Lusso®, a new light cream liqueur, in May 2002.

Maker's Mark. Maker's Mark is a niche super premium Kentucky bourbon that we produce in batches of less than 19 barrels with every bottle sealed by being hand dipped into its signature red wax. During the year ended 31 August 2004, we sold approximately 0.5 million cases, principally in the United States.

Local Market Leaders

In addition to our core brands, we have identified brands that occupy a strong position in key markets and are capable of delivering critical mass in those markets or which present opportunities for growth. We refer to these brands as local market leaders. Impact Databank estimated that six of our local market leaders were in the top 100 premium distilled spirit brands by volume in 2003. Our most important local market leaders are:

Presidente. Presidente is a brandy distilled and primarily consumed in Mexico. Impact Databank estimates that Presidente was one of the top 35 premium distilled spirit brands by volume in 2003. We sold approximately 2.2 million cases of Presidente in Mexico during the year ended 31 August 2004.

Whisky DYC. Whisky DYC is a whisky distilled and primarily consumed in Spain. Impact Databank estimates that Whisky DYC was one of the top 55 premium distilled spirit brands by volume in 2003. We sold approximately 1.6 million cases of Whisky DYC in Spain during the year ended 31 August 2004.

Stolichnaya. Stolichnaya is a Russian vodka for which we have acquired the distribution rights for various countries, including the United States. We sold approximately 1.9 million cases of Stolichnaya in the United States during the year ended 31 August 2004. As a result of us signing a new contract with SPI Spirits in November 2004, this brand is now transitioning from a local market leader to one of our core brands.

Don Pedro. Don Pedro is a brandy distilled and primarily consumed in Mexico. Impact Databank estimates that Don Pedro was one of the top 80 premium distilled spirit brands by volume in 2003. We sold approximately 1.1 million cases of Don Pedro in Mexico during the year ended 31 August 2004.

Imperial. Imperial is a Scotch whisky primarily consumed in South Korea. Impact Databank estimates that Imperial was one of the top 100 premium distilled spirit brands by volume in 2003. We sold approximately 0.8 million cases of Imperial whisky during the year ended 31 August 2004.

Hiram Walker liqueurs. The Hiram Walker® liqueur range offers a wide range of flavored liqueurs. Impact Databank estimates that Hiram Walker Liqueurs was one of the top 85 premium distilled spirit brands by volume in 2003. We sold approximately 1.0 million cases of Hiram Walker liqueurs in the United States during the year ended 31 August 2004.
Centenario. Centenario® is a brandy produced and primarily consumed in Spain. We sold approximately 0.7 million cases of Centenario in Spain during the year ended 31 August 2004.

Teacher's. Teacher's® is a Scotch whisky whose largest market is the United Kingdom. Impact Databank estimates that Teacher's was one of the top 55 premium distilled spirit brands by volume in 2003. We sold approximately 0.6 million cases of Teacher's in the UK during the year ended 31 August 2004.

Premium Wine Brands

Since January 2001, we have substantially increased our premium wine portfolio through a series of acquisitions. These acquisitions now provide us with a branded premium wine business of global scale with production interests in New Zealand, the United States, France, Spain, Argentina, Mexico and Portugal. Our most important premium wine brands are:

Mumm. Mumm® is one of the leading worldwide champagne brands with its principal markets in France, the United Kingdom, the United States and Italy. During the year ended 31 August 2004, we sold approximately 0.6 million cases.

Perrier Jouët. The flagship of this champagne range is Perrier Jouët® Belle Époque, distinguished by the flower design on its bottle. Perrier Jouët's key market is the United States. During the year ended 31 August 2004, we sold approximately 0.2 million cases.
Montana. Allied Domecq Wines (NZ) Limited is the largest wine producer and wine exporter in New Zealand. During the year ended 31 August 2004, we sold approximately 5.2 million cases.
Clos du Bois. Clos du Bois® is one of the leading super-premium Californian wine brands. During the year ended 31 August 2004, we sold approximately 1.6 million cases, primarily in the United States.

Campo Viejo. Campo Viejo®, produced by Bodegas y Bebidas, is a leading brand from the Rioja region of Spain. During the year ended 31 August 2004, we sold approximately 0.9 million cases, primarily in Europe.
Graffigna. Graffigna® is based in the San Juan region of Argentina. During the year ended 31 August 2004, we sold approximately 1.5 million cases.

Other Spirits & Wine

Other spirits & wine brands are managed in their respective markets, and we expect to utilize their cash and profit generation to maximize their return for shareholders.

Spirits & Wine Production

Properties, Plants and Equipment

We own or lease land and buildings throughout the world. Our properties primarily consist of a variety of manufacturing, distilling, maturing, bottling and administration operating sites spread across our operations, as well as vineyards in New Zealand, the United States, France, Spain and Argentina and agave cultivation in Mexico. As at 31 August 2004, our properties had a net book value of £481 million. Nine principal Allied Domecq operating units account for approximately 91% of the total net book value of £481 million, namely Allied Domecq Wines (NZ) (vineyards), Allied Domecq Wines USA (vineyards), Bodegas y Bebidas (vineyards), Allied Distillers Limited (distilling), Mumm and Perrier Jouët (vineyards), Hiram Walker & Sons Limited (distilling), our Spanish production facilities (distilling and vineyards), Domecq Mexico (distilling and agave cultivation) and Courvoisier (distilling).

These operating units each have several manufacturing facilities. The locations, principal products, production capacity and production volume in the year ended 31 August 2004 of these principal operating units is set out in the following table:

Spirits production capacities quoted below, represent the capacity of our facilities based on current shift patterns and taking into account public holidays, weekends and other capacity constraints.

Operating unit	Location	Principal products	Production capacity	Production volume in 2004
			(Thousands nine-litre cases)
Domecq	Mexico	Brandy and tequila	14,400	9,384
Allied Distillers	Scotland	Scotch whisky, gin, liqueurs and other	25,000	12,409
Hiram Walker	United States and Canada	Canadian whisky, liqueurs and other	14,000	10,784
Domecq	Spain	Brandy, whisky, sherry and wine	7,200	5,560
Courvoisier	France	Brandy	1,600	1,172
			(Tonnes)(1)
Allied Domecq Wines (NZ)	New Zealand	Wines	65,500	56,865
Bodegas y Bebidas	Spain	Wines	56,700	38,745
Allied Domecq Wines USA	United States	Wines	39,800	32,010
Mumm and Perrier Jouët	France	Champagne	5,760	5,760

Note:

(1)
Metric tonnes of grape crush capacity.

No individual tangible fixed asset has a net book value in excess of 5% of the aggregate net book value. We own approximately 96% of our properties by value and hold approximately 3% of our properties by value under leases running for 50 years or longer. Some of our production locations are sited in areas prone to earthquakes and subsidence. We have purchased adequate insurance to cover earthquake damage.

Raw Materials

Most of the raw materials required for the production of our spirits and wine are agricultural commodities that we grow or purchase from third-party producers or on the open market. The raw materials that are the most volatile in supply are grapes and agave.

In the year ended 31 August 2004, we secured approximately 24% of our grapes for wine production, through our ownership and cultivation of vineyards. We also secured a substantial portion of our grapes through long-term supply contracts with a wide variety of local growers throughout the world. Those grapes that we do not grow or purchase through long-term supply contracts, we purchase on the open market.

As a result of an agave supply shortage in previous years in Mexico we took the decision in 2001 to cultivate and manage more of our own agave. As at 31 August 2004, we had approximately 15,200 hectares under cultivation of proprietary and contracted plantations. As our agave cultivation activities are relatively recent, and considering agave should grow for between five to eight years prior to harvest, we continue to rely on long-term agave supply contracts for the majority of our agave needs.

When purchasing other raw material supplies such as closures, bottles and labels, we take advantage of our scale as a global drinks business. We attempt to use a balanced roster of preferred suppliers to strike a favourable balance between consistent quality, low cost and security of supply.

Spirits & Wine Distribution

We own or control the distribution of approximately 90% of the sales of our Spirits & Wine business by volume through subsidiaries and operations in over 50 countries. The balance is carried out on our behalf by third parties with whom we usually have long-term distribution contracts. In addition, in some markets we distribute brands on behalf of other spirits and wine producers which helps to cover the fixed costs of operating our sales and marketing companies in those markets. Of our total sales volume during the year ended 31 August 2004, Europe accounted for approximately 26%, North America for approximately 25%, Latin America for approximately 19%, Asia Pacific for approximately 6%, the Premium Wine region for approximately 22% and Other, which includes bulk sales of spirits and wine as well as stand-alone Duty Free operations, for approximately 2% of our sales by volume.

Our distribution arrangements vary depending upon the particular markets with important geographic differences outlined below.

  •
  North America.  Local law in some US States and in most of the provinces and territories of Canada requires that local government-owned monopolies control the distribution of spirits. In the United States, we trade in a mandatory three-tier system, meaning that in States where the State liquor board does not control sales, we must sell to wholesalers who, in turn, sell to retailers and then to the end consumer. We continue to drive improvements in our distribution network by strengthening our distributor partnerships in our major markets. Our distributor agreements are being harmonised with our overall country strategy and are underpinned with a focus on long-term brand growth with incentives that share risk and reward. To date, we have signed new contracts for fourteen States, covering 48% of our total volume and 55% of our volume in open States.

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

Spirits & Wine Seasonality

Demand for our premium branded spirits and wine traditionally experiences seasonal fluctuations in sales volume. This is particularly true for products, like champagne and sparkling wine that are associated with end of the year holiday events in some key markets. Seasonal fluctuations mean that our turnover may be highest in the first half of our fiscal year.

Spirits & Wine Competitors

Our Spirits & Wine business competes with other producers and distributors of spirits and wine on a local and international basis. At a local level, the spirits and wine industry is heavily fragmented. Internationally, we compete with an array of global companies. We list below our principal international competitors and a summary, to the best of our knowledge, of their main activities in relation to the spirits and wine industry:

  •
  Diageo plc, formed in 1997 as a result of the merger between Grand Metropolitan PLC and Guinness PLC, is one of the world's leading consumer goods companies. Diageo's brands include Smirnoff vodka, Smirnoff Ice (a ready-to-drink extension), Johnnie Walker whisky, Gordon's gin and Bailey's liqueur. Diageo also distributes Cuervo tequila in some markets. In 2001, Diageo purchased a number of brands from the Seagram's wines and spirits business, including Captain Morgan rum and Crown Royal Canadian whisky.

  •
  Pernod Ricard, a French spirits group, whose premium brands include Ricard, Pastis 51, Pernod, Jameson Irish whiskey, Havana Club rum and Jacob's Creek wine. In 2001, Pernod Ricard purchased a number of brands from the Seagram's wines and spirits business, including Chivas Regal whisky, Martell cognac and Seagram's gin.

  •
  Brown-Forman Corporation, which produces the premium brands of Jack Daniel's and Southern Comfort and distributes Finlandia vodka. It derives its spirits profits primarily from the United States. It cooperates with third parties for the distribution of its products outside the United States. Brown-Forman also maintains a premium wine business, which includes Fetzer wines and Korbel champagne.

  •
  Bacardi-Martini Inc., which produces the premium brands of Bacardi rum, Martini vermouth, Dewar's whisky, Grey Goose vodka and Bombay gin. Bacardi-Martini also produces Bacardi Breezers, a line of ready-to-drink products.

  •
  Fortune Brands Inc., a US consumer brands company that has a division devoted to spirits and wine. Its principal brands are Jim Beam bourbon, DeKuyper liqueurs and Geyser Peak wine.

The world wine market is extremely fragmented. Competition tends to be specific to particular niche price points and country of origin and no wine company has such a balanced spread of premium production assets as that enjoyed by us. Other large and well known international premium wine brand producers include Gallo, Constellation, Vincor, Southcorp, Diageo, Pernod Ricard's wine division, Orlando Wyndham, Brown Forman, LVMH, Remy Cointreau, Kendall-Jackson, Mondavi, and the Fosters Group's wine division Beringer Blass.

Spirits & Wine Regulation and Taxes

The production of spirits and wine in the European Union is subject to various regulations, including the testing of raw materials used and the standards maintained in production processing, storage, labelling and distribution. In the United States, the spirits and wine business is subject to strict Federal and State government regulations covering virtually every aspect of its operations, including production, marketing, pricing, labelling, packaging and advertising.

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

Labelling of alcoholic drinks is also regulated in many markets, varying from health warning labels to importer identification, alcoholic strength and other consumer information. All alcoholic beverages sold in the United States must contain warning statements related to the risks of drinking alcoholic beverages. Further requirements for warning statements and any prohibitions on advertising and marketing could have an adverse impact on our sales.

Compliance with environmental requirements has not had any significant impact upon our results of operations, capital expenditures or competitive position.

QSR Description

Our QSR business comprises our US and international food franchising business. The core trading market for the business is the United States with over 7,600 distribution points nationwide, while the international business operates more than 4,400 additional distribution points. The system is franchised, reducing our required capital investment. Turnover for the year ended 31 August 2004 was £226 million, principally related to franchise fees on total retail sales by our franchisees of £2,718 million, and trading profit before exceptional items, was £86 million.

The brands included in our QSR business are:

Dunkin' Donuts. Dunkin' Donuts is one of the world's leading coffee and baked goods chains. During the year ended 31 August 2004, it generated 83% of its total retail sales from US markets. As at 31 August 2004, Dunkin' Donuts had 6,193 distribution points, of which 4,418 were located in the United States.

Baskin-Robbins. Baskin-Robbins is one of the world's largest ice-cream franchises. During the year ended 31 August 2004, it generated slightly more than half of its total retail sales from US markets. As at 31 August 2004, Baskin-Robbins had 5,410 distribution points, of which approximately half were in the United States.
Togo's. The Togo's brand was historically a West Coast sandwich chain. As at 31 August 2004, Togo's had 421 distribution points, substantially all of which were in the United States.

QSR Strategy

The objective of our QSR business is to be a global leader in its industry, known for the quality of its brands, retail offerings and staff.

QSR's key strategies include expanding the Dunkin' Donuts brand into US States where we are under-represented. We intend to use a focused market approach whereby we will aim to reach targeted penetration levels approximately three years after we enter a new designated city or metropolitan area. New product offerings, such as the highly successful espresso, cappuccino and latte lines, and a concentrated public relations effort in new markets, have supported this effort. Similar to the opportunity for expansion in the United States, we believe continued expansion in select international markets will contribute to our growth. Market relevance and speed to market will be driven by leveraging our global supply chain for new product and equipment development.

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

QSR Raw Materials

In the United States, a franchisee-owned cooperative manages the purchase, supply and distribution of raw materials and finished products for the Dunkin' Donuts brand. We now have a long-term, cost-plus arrangement with Dean Foods in the United States for the supply and distribution of ice cream and related products for the Baskin-Robins brand. International Multi-Foods supplies the Togo's brand.

Internationally, Dunkin' Donuts is managed through the US system, with some local supply of product where prudent either from a financial or a regulatory standpoint. Outside the United States, Baskin- Robbins is supplied primarily from our manufacturing plant in Peterborough, Canada, although some local procurement exists, including that undertaken by our joint ventures in Japan and South Korea.

QSR Competitors

The quick service restaurant industry is highly competitive. We believe that the combination of overcapacity and rising real estate and labour costs is resulting in continued pressure on unit economics for many brands.

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

In the United States, we are also subject to Federal and State laws governing such matters as employment and pay practices, overtime and working conditions. The QSR restaurants pay the bulk of their employees on an hourly basis at rates related to the Federal minimum wage. The QSR restaurants are also subject to Federal and State child labour laws which, among other things, prohibit the use of certain "hazardous equipment" by employees 18 years of age or younger. We have not to date been significantly affected by such laws.

Outside the United States, the QSR restaurants are subject to national and local laws and regulations which are similar to those affecting the restaurants in the United States, including laws and regulations concerning labour, health, sanitation and safety. These restaurants are also subject to tariffs and regulations on imported commodities and equipment and laws regulating foreign investment. International compliance with environmental requirements has not had a significant adverse effect on our results of operations, capital expenditures or competitive position.

QSR Property

QSR owns or leases approximately 1,100 buildings for our franchise stores and corporate offices in the United States. In addition, we own a production facility in Peterborough, Canada that produces Baskin-Robbins branded ice cream. In the year ended 31 August 2004, it produced 4.7 million gallons of ice cream, and it has an annual production capacity of approximately 6.0 million gallons. As at 31 August 2004, the properties owned by our QSR business had a net book value of £83 million.

Group Environmental Policy

We seek to adopt operating procedures with minimal environmental impact, to prevent or control pollution of the environment and to conserve energy and other natural resources used in our operations. As a means of achieving these environmental goals, we are implementing ISO 14001, the environmental management standard of the International Organisation for Standardisation. The International Organisation for Standardisation has certified that we have ISO 14001 compliant operating sites in Brazil, Canada, France, Portugal, Spain, the United Kingdom and the United States, and we intend to increase the number of our ISO 14001 certified operating sites.

Of the environmental issues that are under our control, the most relevant to us are energy use, water use, emissions to air from processing (including warehouse blackening), discharges to water, solid waste and packaging. We are not currently aware of any environmental problems or issues that could significantly affect our business or results of operations.

Third-Party Ventures

On 15 February 2000 Jinro Ballantines Company Limited was formed in South Korea, where we purchased a 70% interest, with the remaining 30% held by Jinro Limited, one of South Korea's largest spirits producers and distributors. Additionally, we purchased a 70% interest in Jinro Ballantines Import Company Limited, with the remaining 30% held by Korea Wines and Spirits Company Limited. The combined consideration for our 70% interest in both companies was £103 million. The first of these companies bottles and distributes the acquired Imperial whisky brand while the second company imports and distributes brands from our international spirits portfolio. The distribution agreement with Korea Wines and Spirits Company Limited for Jinro Ballantines Import Company Limited has been terminated, alternative distribution arrangements are being put in place and we are currently working through the notice period.

We have entered into a series of arrangements with Suntory Limited, one of Japan's leading producers and distributors of spirits. We have a 49.99% interest in a Japanese company, Suntory Allied Limited, which has the principal rights to distribute our spirit products in Japan for a period up to and including 2029. Suntory Allied Limited is under the management control of Suntory Limited. At the same time as establishing Suntory Allied Limited, Suntory Limited took a 2.5% share in Allied Domecq PLC (3.42% as at 30 November 2004). Additionally, we hold a 1% interest in Suntory Limited.

Organisational Structure

Allied Domecq PLC is the holding company of the Group. We have over 500 subsidiaries incorporated in over 50 countries. We have a 100% equity interest in all of our significant subsidiaries. We list those significant subsidiaries as at 31 August 2004 below together with their jurisdiction of incorporation.

Name	Jurisdiction of incorporation
Allied Domecq (Holdings) PLC	England and Wales
Allied Domecq Spirits & Wine Holdings PLC	England and Wales
Allied Domecq Spirits & Wine Limited	England and Wales
Allied Domecq Overseas Limited	England and Wales
Allied Domecq Overseas (Canada) Limited	England and Wales
Allied Domecq Overseas Holdings Limited	Cayman Islands
Allied Domecq Overseas (Europe) Limited	England and Wales
Bedminster (Holdings) Limited	England and Wales
Allied Domecq International Holdings B.V.	Netherlands
Allied Domecq Netherlands B.V.	Netherlands
Allied Domecq Luxembourg Holdings S.a.r.l	Luxembourg
Allied Domecq España, S.A.	Spain
Bodegas Domecq Grupo Empresarial, S.L.	Spain
Hiram Walker-Gooderham & Worts Limited	Canada
Allied Domecq North America Corp.	United States
Allied Domecq Spirits & Wine Americas, Inc.	United States
Allied Domecq Spirits & Wine USA, Inc.	United States

Item 5. Operating and Financial Review and Prospects

The information in this section should be read in conjunction with, and is qualified by reference to, our Audited Consolidated Financial Statements and the related Notes appearing elsewhere in this annual report. This discussion contains forward looking statements. Our actual results may differ materially from those contemplated in the forward looking statements. Forward looking statements involve a number of risks, uncertainties and assumptions, and include trend information and other factors that could cause actual results to differ materially, including, but not limited to those set forth under the section entitled "Item 3—Key Information—Risk Factors".

General

The following discussion and analysis of our results of operations and financial condition, which should be read in conjunction with our Audited Consolidated Financial Statements and the related Notes appearing elsewhere in this annual report, is organised as follows:

  •
  Overview. This section provides a brief summary of our results of operations with respect certain key operating performance measures for the years ended 31 August 2004, 2003 and 2002.

  •
  Use of non-GAAP financial measures.  This section discusses our presentation and use of certain non-GAAP financial measures in this annual report and provides an explanation of why we believe each of these non-GAAP financial measures provides useful information regarding our financial condition and results of operations.

  •
  Factors Affecting the Results of Operations.  This section discusses a number of specific factors that may impact the comparability of the consolidated results of operations being analysed for the period under review.

  •
  Results of Operations.  This section provides an analysis of our results of operations for the year ended 31 August 2004 as compared to 31 August 2003 and an analysis of results of operations for the year ended 31 August 2003 as compared with 31 August 2002. The analysis in this section is presented on a consolidated and on a segment basis.

  •
  Liquidity and Capital Resources.  This section provides an analysis of our financial condition and cash flows as of and for the years ended 31 August 2004 and 31 August 2003 as compared with the prior years. This section also includes a discussion of our contractual obligations.

  •
  Critical Accounting Policies.  This section provides a discussion of certain accounting estimates and assumptions involved in the application of UK GAAP and US GAAP that may have a material impact on our reported financial condition and operating performance, and on the comparability of this information over different periods.

  •
  Recent Accounting Standards.  This section provides a brief analysis of new accounting standards changes that impact on our results of operations, financial position and cash flows.

Our Audited Consolidated Financial Statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of the differences between UK GAAP and US GAAP as they relate to us, and a reconciliation of profit and loss and equity shareholders' funds to US GAAP, see Note 31 to our Audited Consolidated Financial Statements.

We adopted FRS No. 17—Retirement Benefits and the amendment to FRS No. 5—Reporting the Substance of Transactions from 1 September 2003 which has led to a restatement of our financial statements for the years ended 31 August 2003 and 31 August 2002. For a further discussion of these restatements, see "Item 3—Key Information".

We are a leading international branded drinks and retailing group. Our business comprises one of the world's largest international spirits and wine groups, our Spirits & Wine business, and a leading international quick service restaurants group, our QSR business. Our objective is to create shareholder value through the profitable growth of the business.

Overview

	2004		2003(1) (restated)		Growth		Growth
	£		£		£		%
	(million, except for per share data and percentages)
Turnover	3,229		3,317		(88)		(3)
Trading profit before exceptional items	617		597		20		3
Profit before tax excluding exceptional items	481		451		30		7
Profit before tax	479		479		—		—
Earnings per share	33.1	p	31.3	p	1.8	p	6
Dividend per share	15.5	p	14.0	p	1.5	p	11
Spirits and Wine volume (9L cases)	70.1		68.6		1.5		2

Note:

(1)
2003 has been restated for FRS No. 17 and FRS No. 5 where relevant. See "Item 3—Key Information."

As compared to 2003 turnover for the year ended 31 August 2004 reduced by 3%, reflecting an adverse foreign exchange impact of £161 million, primarily as a result of the devaluation of the US Dollar and Mexican Peso during the year. Excluding the impact of foreign exchange, turnover grew by 2%, reflecting the increase in Spirits and Wine core brands partially offset by a decline of 3% in QSR turnover as a result of the final transition of Baskin-Robbins to a wholly royalty rate based franchise model. Profit before tax was flat at £479 million, reflecting lower exceptional profits as a consequence of no longer having the Mexican excise rebate. Excluding exceptional items, profit before tax grew by 7% from £451 million to £481 million, reflecting good growth from core spirits brands, premium wines and QSR, which was partially offset by absorbing an adverse foreign exchange impact of £38 million.

From a geographic perspective, the growth in Spirits & Wine profit has been driven by good trading in North America, a recovery in volumes in Spain and strong value growth in the premium wine portfolio in the US and UK. This has been partly offset by declines in some markets in Western Europe and in Asia Pacific during the second half of the year. The QSR business has delivered double-digit profit growth by implementing its strategy of driving same store sales growth, new store openings and cost efficiencies.

Looking ahead, we anticipate that the continued momentum of the core brands, supported by our focused marketing investment, will drive volume and turnover growth, as well as higher gross margins, even though certain markets remain challenging. The premium wine brands are on track to meet the five year return on investment targets we set out two years ago. We anticipate that further innovation and new store openings will continue to drive double digit profit growth in our QSR business on a constant currency basis. Together, we believe this momentum will provide us with the platform to deliver continued earnings growth in 2005.

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

Adjusted trading profit

We define "adjusted trading profit" as "trading profit before exceptional items and goodwill amortisation". This is a non-GAAP financial measure for which the most directly comparable GAAP financial measure is "trading profit before exceptional items". Due to the timing of our acquisitions between 1986 and 2002 and the introduction of FRS No. 10 from 1 September 1998, requiring goodwill arising from acquisitions to be capitalised and amortised, we have chosen to exclude goodwill amortisation from our discussions on our performance, because we consider it to be a non-operational item. We believe that the presentation of "adjusted trading profit" as a financial measure provides useful information regarding our underlying performance because it excludes the inconsistent impact of goodwill on profit, which may or may not be amortised depending on the timing of the acquisition.

Prior to our adoption of FRS No. 10 on 1 September 1998, we had acquired businesses with related goodwill (at historic exchange rates) of approximately £2,284 million, which in accordance with UK GAAP at the time was written-off directly to reserves. Since 1 September 1998 we have acquired businesses with related goodwill of £789 million, which in accordance with FRS No. 10 has been capitalised and amortised by equal instalments over its anticipated useful life, but not exceeding 20 years. Under UK GAAP our capitalised goodwill is held at the Group level.

Adjusted trading profit differs from trading profit before exceptional items because it does not include goodwill amortisation, which totalled approximately £40 million in the year ended 31 August 2004 (2003: £40 million, 2002: £38 million).

A reconciliation between the GAAP financial measure of "trading profit before exceptional items" and the non-GAAP financial measure "adjusted trading profit" for the three years ended 31 August 2004, 2003 and 2002 is shown in the table below.

	Trading profit before exceptional items	Goodwill amortisation	Adjusted trading profit
	£	£ (million)	£
Year ended 31 August
2004	617	40	657
2003 (restated)	597	40	637
2002 (restated)	547	38	585

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

Net turnover is materially different from turnover because it does not include excise duties which totalled £618 million in the year ended 31 August 2004 (2003: £671 million, 2002: £638 million).

A reconciliation between the GAAP measure of "turnover" and the non-GAAP financial measure "net turnover" for the three years ended 31 August 2004, 2003 and 2002 is shown in the table below.

	Turnover	Ongoing Excise duty	Net turnover
	£	£ (million)	£
Year ended 31 August
2004	3,229	(618)	2,611
2003 (restated)	3,317	(671)	2,646
2002 (restated)	3,254	(638)	2,616

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

The principal key line items discussed within our analysis of our results of operations using constant exchange rates are net turnover and adjusted trading profit.

Organic performance

Our "organic" analysis eliminates the impact acquisitions have had on performance at constant exchange rates. We use "organic" analysis, in conjunction with constant exchange rates to give a measure of underlying growth year-on-year. Acquisitions can have a significant impact on our reported results, and their exclusion provides a useful insight into the underlying performance of the Group, and enables us to monitor the performance of both our underlying businesses and our acquired businesses. We calculate our "organic" analysis by excluding the contribution of acquisitions until they have been incorporated in the business for one full calendar year from the date of acquisition.

There has been no impact from acquisitions in the year to 31 August 2004 as compared to the prior year as all acquisitions have been incorporated for more than one full calendar year. For the year ended 31 August 2003 our reported profit was materially different to our organic performance. The organic performance for the year ended 31 August 2003 excludes the impact our Bodegas y Bebidas and Mumm Cuvée Napa acquisitions and the Malibu brand purchase had in the year to 31 August 2003 as compared to the prior year's results.

Presentation of information in relation to our Group

We present information in this annual report which provides additional useful information regarding our underlying performance that is not included in our primary financial statements.

Volumes are quoted in nine litre cases unless otherwise stated.

Throughout this document we make reference to information regarding our Spirits & Wine businesses which we use from Impact Databank and other independent industry sources in the market we operate

in. We have obtained consent from Impact Databank allowing us to name them in this document and we believe this information to be reliable. Information used from other independent sources, specific to certain markets, is also believed to be reliable.

Factors Affecting Results of Operations

For the period under review, our consolidated results of operations should be considered in light of the following specific factors.

Exchange Rate Fluctuations

We conduct our operations in many countries, and accordingly, a substantial portion of our sales and production costs are denominated in currencies other than Pounds Sterling. As a result, fluctuations between the Pound Sterling and other major currencies, including the US Dollar, the Euro and the Mexican Peso, may affect our operating results.

During the year ended 31 August 2004, the impact of foreign exchange movements on the translation of profits was adverse compared to the prior year. For constant rate reporting purposes our prior year profit before tax excluding exceptional items of £451 million was reduced by £38 million to £413 million, primarily as a result of the devaluation of the US Dollar and Mexican Peso during the fiscal year. It is not our policy to hedge the impact of foreign exchange movements on the translation of overseas earnings into Pounds Sterling, although we do operate a prudent hedging policy on the net currency exposures on transactions, where we are hedged forward for between 12 and 18 months. Within the 2004 UK Annual Report and Accounts we stated our expectation, based on exchange rates and hedge contracts prevailing at that time, that the trading profit for the year ending 31 August 2005 would be adversely affected by around £30 million, including £20 million in currency exposures on transactions. Since then, the US dollar has further devalued against Pound Sterling and as a result this forecast will be adversely impacted. Also see the Item 3 section entitled "Risk Factors—Our operations are conducted in many countries and, as a result, fluctuations between the Pound Sterling and other major currencies may affect our financial results".

Our balance sheet is also exposed to currency translation movements. Our policy is to manage our translation exposure on a net asset basis, including an appropriate amount of goodwill that has been written-off to reserves. Net debt has reduced by £471 million during the year from £2,412 million to £1,941 million. This improvement includes a favourable currency translation impact on our borrowings of £193 million, which is largely due to the US Dollar weakness.

Pensions

In line with other companies, market and demographic dynamics over recent years have increased the cost of providing pensions. We have adopted "FRS17—Retirement benefits" from 1 September 2003, which has led to a restatement of the figures for the year ended 31 August 2003, with a £16 million increase in trading profit, a £20 million increase in finance charges and a £1 million decrease in the tax charge. The profit and loss charge under FRS17 was £51 million (2003: £49 million), with a £32 million (2003: £29 million) charge within trading profit and a £19 million (2003: £20 million) impact within finance charges. Within the framework of FRS17 we believe the charge for 2005 will be similar to 2004. We have agreed a plan with the pension fund Trustees to address the funding deficits disclosed in previous valuation reports over the next eleven years. See Item 3 section entitled "Risk Factors—The cost of providing pension and post-retirement healthcare benefits to eligible former employees is subject to changes in pension fund values and changing demographics, and may have a significant adverse effect on our financial results". The post tax deficit included in the balance sheet at 31 August 2004 was £387 million compared with £405 million at 31 August 2003.

Effect of Acquisitions

Since the disposal of our UK Retail business in 1999 we completed a number of acquisitions in order to diversify our portfolio and bring other specific benefits to our business. However, we have not made any significant acquisitions since Malibu and Mumm Cuvée Napa during 2002. The business performance of our recent acquisitions has in part facilitated the overall reduction in net debt in the years ended 31 August 2004 (£471 million reduction) and 2003 (£166 million reduction).

Spanish Wholesaler and Retailer Inventory Reductions

Our volumes in Spain grew by 8% and net turnover by 12% during the year ended 31 August 2004 compared with the prior year at 2004 constant exchange rates, reflecting the recovery of our volumes following last year's destock by Spanish wholesalers. The changes in wholesaler and retailer buying patterns began to recover during the second half of the year ended 31 August 2003.

Seasonality

We experience some seasonal fluctuations in demand. Retail demand for certain spirits, sparkling wines and champagne, for example, is highest during end of the year holiday events in certain key markets.

Results of Operations

Year ended 31 August 2004 compared with the year ended 31 August 2003

Operating results

  Group Comparative Performance

        Turnover.    Turnover was £3,229 million during the year ended 31 August 2004, a reduction of £88 million, or 3% from the year ended 31 August 2003 principally as a result of the adverse impacts from foreign exchange (£161 million). Our net turnover was £2,611 million during the year ended 31 August 2004, a decrease of £35 million, or 1% from the year ended 31 August 2003. Net turnover at constant rates of exchange increased by £98 million, or 4%, from £2,513 million for the year ended 31 August 2003. The Spirits and Wine net turnover at constant rates of exchange increased by £105 million, or 5% from the year ended 31 August 2003, principally driven by increased core brand volumes. The Quick Service Restaurants net turnover at constant rates of exchange decreased by £7 million, or 3% as compared to the year ended 31 August 2003. This reflects the final transition of Baskin-Robbins from producing and selling ice cream to US franchisees (which is now fully contracted out) to a wholly royalty rate based model. Excluding the impact of this outsourcing (£19 million), net turnover increased by £12 million, or 6%.

	2004	2003(1) (restated)	Growth	Growth
	£	£	£	%
	(million, except percentages)
Turnover
Turnover as reported	3,229	3,317	(88)	(3)
Duties	(618)	(671)	(53)	(8)

Net turnover(2)	2,611	2,646	(35)	(1)
Foreign exchange		(133)
Net turnover at constant rates of exchange(3)	2,611	2,513	98	4
Segment split of net turnover at constant rates of exchange(3):
Spirits and Wine net turnover at constant rates of exchange(3)	2,385	2,280	105	5
QSR net turnover at constant rates of exchange(3)	226	233	(7)	(3)

Notes:

(1)
2003 has been restated for FRS No. 5 where relevant. See "Item 3—Key Information".

(2)
We define "net turnover" as turnover less excise duty. We present a reconciliation of "net turnover" to "turnover" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35.

(3)
We present our results on a constant currency basis by converting our prior year results into sterling at the current year weighted average exchange rate. The total impact of our conversion of our prior year results to constant exchange rates are disclosed in the tables on pages 42, 44 and 49 and we explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35.

        Trading profit before exceptional items.    Trading profit before exceptional items was £617 million for the year ended 31 August 2004, an increase of £20 million, or 3%, from the year ended 31 August 2003. Adjusted trading profit for the year ended 31 August 2004 was £657 million, an increase of £20 million, or 3%, from the year ended 31 August 2003, reflecting an increase in core brand growth within Spirits and wine, good mix growth of premium wine brands and strong growth in Quick Service Restaurants, partially offset by the adverse impact of foreign exchange.

	2004	2003(1) (restated)	Growth	Growth
	£	£	£	%
	(million, except percentages)
Trading Profit
Trading profit before exceptional items	617	597	20	3
Goodwill amortisation	40	40	–	–
Adjusted trading profit(2)	657	637	20	3
Foreign exchange		(43)
Adjusted trading profit at constant rates of exchange(3)	657	594	63	11
Segment split of adjusted trading profit at constant rates of exchange(3):
Spirits and Wine adjusted trading profit at constant rates of exchange(3)	548	503	45	9
Quick Service Restaurants trading profit at constant rates of exchange(3)	86	71	15	21
Britannia trading profit at constant rates of exchange(3)	23	20	3	15

Notes:

(1)
2003 has been restated for FRS No. 17 where relevant. See "Item 3—Key Information".

(2)
We define "adjusted trading profit" as trading profit before exceptional items and goodwill amortisation. We present a reconciliation of "adjusted trading profit" to "trading profit before exceptional items" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35. Note 1 in our Audited Consolidated Financial Statements discloses the GAAP financial measures used in these reconciliations.

(3)
We present our results on a constant currency basis by converting our prior year results into sterling at the current year weighted average exchange rate. The total impact of our conversion of our prior year results to constant exchange rates are disclosed in the tables on pages 42, 44 and 49 and we explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35.

  Segment Comparative Performance

  Spirits & Wine

The following table sets out financial data from the results of operations of our Spirits & Wine business for the year ended 31 August 2004, and financial data from the results of operations of our Spirits &

Wine business during the year ended 31 August 2003 translated into Pounds Sterling at 2004 constant exchange rates.

	2004	2003 as restated(1)	Foreign Exchange(2)	2003 at 2004 constant rates of exchange(2)	Growth at 2004 constant rates of exchange
	£	£	£	£	%
	(million, except percentages)
Spirits and Wine
Turnover	3,003	3,058	(135)	2,923	3
Duties	(618)	(671)	(28)	(643)	(4)

Net turnover(3)	2,385	2,387	(107)	2,280	5
Gross Profit	1,432	1,436	(68)	1,368	5
Advertising and Promotion	(421)	(413)	17	(396)	6
Overheads(4)	(463)	(485)	16	(469)	(1)
Adjusted trading profit(5)	548	538	(35)	503	9
Adjust for goodwill amortisation	(40)	(40)	–	(40)	–
Trading Profit before exceptional items	508	498	(35)	463	10

Notes:

(1)
2003 has been restated for FRS No. 17 and FRS No. 5 where relevant. See "Item 3—Key Information".

(2)
We present our results on a constant currency basis by converting our prior year results into sterling at the current year weighted average exchange rate. We explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35.

(3)
We define "net turnover" as turnover less excise duty. We present a reconciliation of "net turnover" to "turnover" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35.

(4)
Overheads includes income from associates and investments (2004: £3 million, 2003: £(1) million).

(5)
We define "adjusted trading profit" as trading profit before exceptional items and goodwill amortisation. We present a reconciliation of "adjusted trading profit" to "trading profit before exceptional items" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35. Note 1 in our Audited Consolidated Financial Statements discloses the GAAP financial measures used in these reconciliations.

        Volume and net turnover.    We sold 70.1 million nine litre cases of spirits and wine during the year ended 31 August 2004 as compared to 68.6 million cases in the prior period, an increase of 2%. Core brands grew 8% from 20.6 million cases in the year ended 31 August 2003 to 22.2 million cases in the year ended 31 August 2004. Local market leaders declined 2% and Other Spirits and Wine brands grew 2%, with premium wines volumes flat at 15.6 million nine litre cases. Net turnover was £2,385 million during the year ended 31 August 2004, an increase of £105 million, or 5%, as compared with net turnover during the prior period at 2004 constant exchange rates. The increase in net turnover principally reflects the growth in core brand volumes and improved mix within premium wines. The premium wines business accounted for £29 million of the £105 million increase with a further £53 million from the North American Spirits and Wine business. Of the £105 million, or 5%, increase in net turnover, volume accounted for a total of £54 million, and the remaining £51 million was driven by mix and price improvements.

        Advertising and Promotion.    Advertising and promotion investment in our brands for the year ended 31 August 2004 was £421 million, an increase of 6% as compared to the prior period at 2004 constant exchange rates. Core brands represented 32% of our Spirits and Wine portfolio by volume in the year ended 31 August 2004, but represented 59% of the advertising and promotion expenditure in the same period. Advertising and promotion behind core brands increased 9% in the year ended 31 August 2004.

        Trading profit before exceptional items.    Trading profit before exceptional items was £508 million during the year ended 31 August 2004, an increase of £10 million, or 2%, as compared to the year ended 31 August 2003. Excluding the impact of goodwill amortisation and the adverse impact of £35 million of foreign exchange, adjusted trading profit was £548 million during the year ended 31 August 2004, an increase of £45 million, or 9%, as compared to the prior period at 2004 constant exchange rates. The core brands are key drivers of gross profit growth with their premium positioning commanding high margins. The average gross profit per case of the core brands is more than twice that of the rest of the portfolio. As a result they contributed the majority of the £64 million incremental Spirits and Wine gross profit. Higher advertising and promotion of £25 million was partially offset by reduced overheads £2 million and increased associate income £4 million. Overheads at constant exchange rates reduced by 1% to £463 million. This is largely as a result of a restructuring programme that was aimed at reducing the overlap between central, regional and market-focused functions, which has allowed us to be more efficient and reinforce accountability throughout the business.

        Volume, net turnover and adjusted trading profit by sales region.    Our Spirits & Wine business is a marketing-led business where resource allocation decisions with respect to brands are made on a global basis. However, as these decisions are executed within key markets, we believe it is appropriate to additionally disclose the volume, net turnover and adjusted trading profit of our Spirits & Wine business on a regional basis. The following tables set out for each of our Spirits & Wine sales regions our volume, net turnover and adjusted trading profit for the year ended 31 August 2004, and our Spirits & Wine volume, net turnover and adjusted trading profit for the year ended 31 August 2003 at 2004 constant exchange rates.

	Year Ended 31 August 2004	Year Ended 31 August 2003	Growth
	Nine litre cases		%
Volume
North America	17.3	16.4	5
Europe	18.1	18.0	0
Latin America	13.1	12.5	4
Asia Pacific	4.5	4.4	2
Premium Wine	15.6	15.6	0
Others(5)	1.5	1.7	(12)

Spirits and Wine	70.1	68.6	2

			Year Ended 31 August 2003
	Year Ended 31 August 2004		Reported	FRS 5 Restatement(1)	As restated	Foreign Exchange(2)	2003 at constant exchange rates(2)	Growth
	£		£	£	£	£	£	%
	(million, except percentages)
Net turnover(3)
North America	632		649	(15)	634	(55)	579	9
Europe	734		762	(49)	713	10	723	2
Latin America	268		303	(2)	301	(41)	260	3
Asia Pacific	226		258	(12)	246	(14)	232	(3)
Premium Wine	475		463	(12)	451	(5)	446	7
Others(5)	50		45	(3)	42	(2)	40	25

Spirits and Wine	2,385	(6)	2,480	(93)	2,387	(107)	2,280	5

		Year Ended 31 August 2003
	Year Ended 31 August 2004	Reported	FRS 17/ FRS 5 Restatement(1)	As restated	Foreign Exchange(2)	2003 at constant exchange rates(2)	Growth
	£	£	£	£	£	£	%
	(million, except percentages)
Adjusted trading profit(4)
North America	183	182	–	182	(23)	159	15
Europe	139	114	–	114	8	122	14
Latin America	44	54	–	54	(12)	42	5
Asia Pacific	68	78	–	78	(7)	71	(4)
Premium Wine	98	95	–	95	(8)	87	13
Others(5)	16	(1)	16	15	7	22	(27)

Spirits and Wine	548	522	16	538	(35)	503	9

Notes:

(1)
2003 has been restated for FRS No. 17, FRS No. 5 and UITF No. 38 where relevant. See "Item 3—Key Information".

(2)
We present our results on a constant currency basis by converting our prior year results into sterling at the current year weighted average exchange rate. We explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35.

(3)
We define "net turnover "as turnover less excise duty. We present a reconciliation of "net turnover "to "turnover" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35.

(4)
We define "adjusted trading profit" as trading profit before exceptional items and goodwill amortisation. We present a reconciliation of "adjusted trading profit" to "trading profit before exceptional items" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35. Note 1 in our Audited Consolidated Financial Statements discloses the GAAP financial measures used in these reconciliations.

(5)
Others includes Global Operations (including profit from the sale of bulk spirits and wine), stand-alone Duty Free operations and central items not allocated to sales regions.

(6)
See page 36 for a reconciliation of net turnover to turnover.

        North America.    Adjusted trading profit in North America was £183 million during the year ended 31 August 2004, an increase of £24 million, or 15%, as compared with the prior period at 2004 constant exchange rates. Net turnover (after excise duties) increased by £53 million, or 9%, as compared with the prior period at 2004 constant exchange rates. In the US, we have continued to grow our share of the spirits market, reflecting the strength of our core brand portfolio and the benefits of our partnership approach with US distributors. To support this momentum, we increased our advertising and promotion investment by 11% during the year ended 31 August 2004, primarily behind Malibu, Sauza and Kahlua.

Malibu has continued to grow well with volumes up by 31%, and net turnover up 35% in the year ended 31 August 2004 as compared with the prior year at constant rates of exchange. This reflects the successful launch of new flavours, mango and pineapple. The original coconut flavour has also continued to perform well with volumes up 13% as a result of the "Seriously Easy Going" campaign.

Sauza grew both volumes and net turnover by 13% in the US in the year to 31 August 2004. It continued to grow its share of the US tequila category as we increased our investment in the successful "Get Lost" marketing campaign. Maker's Mark had another strong year with further share growth with volumes up 14% and net turnover up 18%.

The fast-growing imported vodka category remains competitive but Stolichnaya has continued to perform well with volumes up 9% and net turnover up 11% helped by the introduction of brand extensions such as Stoli Razberi® and Stoli Elit™. Beefeater grew volumes by 4% and net turnover by 5% supported by a new advertising campaign called "This Is Gin", which has been trialled in three cities and will be rolled out to further cities during 2005.

Kahlúa continued to deliver positive consumption trends with net turnover up 3% on flat shipment volumes. Courvoisier volumes fell 2% following a strong performance last year. Our programme to revitalise Canadian Club has delivered volumes up 4% with flat net turnover, reflecting the effect of planned price repositioning across selected states. As a result, Canadian Club has also grown share of the Canadian whisky category.

Our strategy in the US is continuing to drive market share gains. The "first choice supplier" programme with US distributors has brought further benefits as we have extended the contracts to new States. Around 55% of our Open State volume (i.e. those States where distribution occurs through wholesalers to the retail outlets through the private market place), is now covered by these new contracts which are long-term partnerships based on sustainability and mutual benefit. In addition, the new team we put in place to manage Control States (i.e. those States where the State government controls the distribution of alcoholic beverages), has provided the necessary focus to drive market share gains.

        Europe.    Adjusted trading profit in Europe was £139 million during the year ended 31 August 2004, an increase of £17 million, or 14%, as compared with the prior period at 2004 constant exchange rates. Net turnover increased by £11 million, or 2%, to £734 million on flat volumes, as compared with the prior period at 2004 constant exchange rates. The increase in trading profit reflected the recovery of volumes in Spain and a good performance in the UK and Central and Eastern Europe, offset by declines in other Western European markets caused by the challenging trading conditions.

Advertising and promotion declined by 3% as we reallocated our resources into higher growth markets in the US and Asia. In addition, cost saving initiatives held overheads flat. Outside Spain, our European volumes and net turnover both declined 3% as compared to the prior year, despite core brands growing share in key markets.

Our volumes in Spain grew by 8% and net turnover by 12% during the year to 31 August 2004 compared with the prior year at 2004 constant exchange rates, reflecting the recovery in our volumes following last year's destock by Spanish wholesalers. Ballantine's grew volumes by 16% and net turnover by 20% and while the Scotch whisky category is now in decline, the brand has continued to grow its market share to an all time high. We have significantly increased our investment behind the Ballantine's "Go Play" campaign in Spain to maintain the brand's momentum. Volumes for Beefeater grew 9% while net turnover grew 16% during the year to 31 August 2004 when compared to the prior year at constant rates of exchange. Beefeater became the market leader in the gin category by value with strong market share gains. We have also recently launched WET by Beefeater®, a premium brand extension, in high-end on-trade accounts. Malibu has continued to gain share following new television advertising and more than 1,000 on-trade promotion events. The volumes for Whisky DYC increased by 6%, as the new marketing campaign, "DYC Une", helped to improve awareness among target consumers. While the brandy market continues to decline, Centenario has maintained its leadership of the category with a 25% share.

The UK business has continued to deliver profit growth. Courvoisier extended its leadership of the cognac category with both volumes and net turnover up 9%. The brand is benefiting from new listings, a programme of on-trade events, particularly around cocktails, and an advertising programme in style magazines. Malibu has continued to grow share in both the on- and off-trade with volumes and net turnover up 8% when compared with the prior year at constant exchange rates. A new national TV and cinema campaign with the "Seriously Easy Going" message increased brand awareness along with a marketing focus on mixing with cranberry. Volumes for the overall Tia Maria trademark declined when compared against high volumes associated with the Tia Lusso launch programme last year. However, Tia Lusso has retained its position as the number two selling cream liqueur by value in the UK.

The rest of Western Europe, such as France and Germany, has experienced sluggish economies and slower consumer spending. However, key brands have made good progress with market share growth in these challenging markets. For example, in France, legislative changes including price decreases have made the trading climate difficult, although we achieved market share gains with Ballantine's. In Germany, while the spirits market has continued to decline, Ballantine's increased its leadership of the Scotch whisky category. Ballantine's has also achieved share gains in other markets so that its overall European market share reached an all-time high.

In addition, we have reviewed our distribution arrangements in a number of our European markets and introduced new partnership arrangements in the Czech Republic, Benelux, Poland and Switzerland. These partnerships provide a more efficient route to market and are delivering overhead savings, improved scale and access. In Central and Eastern Europe, we have seen good profit growth in a number of markets such as Romania, Hungary and Russia and have benefited from the new distribution arrangements in the Czech Republic and Poland.

        Latin America.    Adjusted trading profit in Latin America was £44 million during the year ended 31 August 2004, an increase of £2 million, or 5%, as compared with the prior period at 2004 constant exchange rates. Net turnover increased by £8 million, or 3%, to £268 million, as compared with the prior period at 2004 constant exchange rates. This performance reflects a significant improvement in the second half, with volumes up 10%, net turnover up 13% and trading profit up £6 million as compared to the same period in the prior year. The key drivers for the year are the growth of the core brands, particularly Sauza in Mexico, and our Argentine wines, which have been partially offset by a decline in Mexican brandies.

Our Mexican business continued to extend its position as the leading spirits business. Sauza continued to grow its share to become the second largest tequila brand in Mexico. Volumes were up 36% and net turnover grew 27% compared to the prior year at constant exchange rates, reflecting price reductions caused by the highly competitive tequila market as well as declines in the raw material costs. We have also increased our focus on the core brands which have delivered good growth in Ballantine's and Kahlúa. The domestic brandy category continues to be affected by the growth of the illegal spirits market in Mexico, which has resulted in a 5% decline in our Mexican brandy volumes. However, our brands have maintained their leadership of the category, and we delivered a better performance in the second half with brandy volumes up 7% driven by Presidente, albeit against weaker comparatives. We have continued to work with the Mexican government on initiatives to tackle the growth of the illegal spirits market. The recently implemented regimes apply excise duties on all alcohol imports and production in order to prevent its diversion to the illegal market. It is too early to determine the effectiveness of these initiatives.

In Argentina, we have extended our market leadership through growth of our core spirits brands, such as Tia Maria and Beefeater, and our Argentine wine portfolio. The Argentine wine portfolio helped to grow our domestic wine volumes by 40% and net turnover by 78% when compared to the prior year at constant rates of exchange. In Brazil, our Latin American wines have also helped to grow our overall Brazilian volumes by 5%. Ballantine's also continued to perform well in the other Latin American markets.

        Asia Pacific.    Adjusted trading profit in Asia Pacfic was £68 million during the year ended 31 August 2004, a decrease of £3 million, or 4%, when compared with the prior period at 2004 constant exchange rates. Net turnover decreased by £6 million, or 3%, to £226 million, when compared with the prior period at 2004 constant exchange rates. The challenging trading conditions in South Korea, where a consumer credit squeeze has triggered a significant slowdown in the overall spirits market, is the primary driver behind the decline in regional adjusted trading profit. Overall volumes grew by 2% compared to the prior year and Core brand volumes in the region grew 14% offsetting the declines in local market leader brands in South Korea and the Philippines. Outside of South Korea, we experienced strong growth in the region with volumes up 11% driven by good performances in Greater China, Australasia and the emerging new markets.

The consumer credit squeeze in South Korea has slowed consumer spending which has badly affected the spirits industry. As a result, the whisky category has declined by 26% since August 2003 but our total market share improved by 1.4 percentage points to 34%. We improved our share across the premium, deluxe and super-premium categories. The premium (12 year old) category has been most affected, declining 29%, while Imperial Scotch whisky maintained its market leadership with volumes only down 22% compared with the prior year. We have, however, continued to grow our share of the premium whisky category to an all-time high. The more premium-priced brands have fared better as the consumer base is relatively less affected by the credit squeeze. This trend is continuing to support a mix benefit for Ballantine's aged whisky. In addition, in December 2003 we successfully launched Imperial 17 year old Scotch to broaden our access to this more premium-priced category. This was the main driver for the 15% increase in advertising and promotion in Asia Pacific, compared with the prior year at constant rates of exchange. Our work with Imperial 17 year old and Ballantine's Masters® has grown our share of the deluxe premium category in South Korea.

In Australia, our volumes grew 29% compared with the prior year, driven particularly by the success of our ready-to-drink extensions and good growth from Ballantine's and Malibu. The ready-to-drink formats are based on Canadian Club, with CC Club and CC Cola growing volumes by 40%, and the recent launch of Malibu Chill, which has been very well received. The base Malibu brand also grew strongly in Australia with volumes up 25%. In the Philippines, Fundador® has maintained its position as the largest international spirits brand but incurred volume declines of 14% as a result of increasing competition from low-priced Spanish imports and the difficult economy. Sales in Japan improved this year, driven particularly by Ballantine's aged whisky.

Our business in China has progressed in building organisational capabilities and a sales network. This delivered good growth from a small base such that volumes grew by 75% driven by Ballantine's, up 90%, and Courvoisier, up 74% as compared with the prior year.

        Premium Wine.    Adjusted trading profit in Premium Wine was £98 million during the year ended 31 August 2004, an increase of £11 million, or 13%, when compared with the prior period at 2004 constant exchange rates. Net turnover (after excise duties) increased by £29 million, or 7%, to £475 million, as compared with the prior period at 2004 constant exchange rates. Advertising and promotion increased 9% primarily behind our champagne brands. Our continued focus on value and mix improvement is delivering improving returns on investment and we are on track to reach our targets. These excellent results have been achieved at a time when many other wine companies have struggled against a challenging wine market. It demonstrates the strength of our wine brands and the benefits of our geographic diversity which have provided a natural hedge against recent variations in wine cycles. We have also improved our capital efficiency both by better working capital management and through disposal of non-strategic assets. These capital savings along with the profit growth are driving higher returns.

Our premium-priced wines (£5 or US$7 retail price per bottle and above) represent around 55% of the portfolio by volume but around 85% of the portfolio by value. Our strategy is to shift the mix of our wine portfolio towards these more premium categories and away from the value category. As a result, we delivered flat overall volume growth reflecting a strong performance in the premium categories offset by the declines in the value categories. It was helped by a significant growth in premium wine volumes during the second half with overall volumes up 4% and net turnover up 9% when compared to the prior year at constant exchange rates.

We had a very strong year in the US, our largest wine market, with overall volumes up 14% and net turnover up 17% at constant exchange rates. Our largest US brand, Clos du Bois, was the key driver with volumes up 13%. Volumes of its core chardonnay varietal grew well and we also benefited from the introduction of a new shiraz varietal. The successful launches of the Jerry Garcia™ label and Mumm `M'™ were also helpful growth drivers. Mumm Cuvée Napa experienced overall strong growth with volumes up 14%. The addition of the Gary Farrell icon wines into the portfolio has also helped to improve the credibility and breadth of the US domestic portfolio. The other key growth driver was the continued introduction of wine imports into the US market, particularly from New Zealand, Champagne and Spain. The New Zealand wines, which we market under the Brancott™ label in the US, delivered volume growth of 38% when compared to the prior year and our champagne volumes in the US increased by 36%. Both our domestic and imported brands benefited from broader distribution and improved sales and marketing capabilities within the US market.

The UK wine business delivered good growth with volumes up 7% and net turnover up 10% at constant exchange rates. There was good growth from a range of brands from different production regions. The New Zealand brands grew volumes and net turnover by 9% at constant exchange rates in spite of the supply shortage resulting from last year's reduced grape harvest. The Spanish Rioja brands benefited from the strength of our UK distribution, with Campo Viejo volumes up 24% and net turnover up 34% at constant exchange rates. The champagnes have also delivered net turnover growth of 6% at constant exchange rates, as we have increased prices, particularly on Mumm. Our largest Argentine wine brand, Graffigna, also saw good growth with volumes up 17% and net turnover up 26% at constant exchange rates.

Our wine sales in Australia and New Zealand had a slow start to the year. Domestic sales in New Zealand declined, primarily reflecting the grape supply shortage caused by last year's frost damage. Consolidation among the retailers also put pressure on sales. However, we restructured our operations in New Zealand and Australia and, coupled with the improving supply situation, we saw good net turnover growth across all brand categories in the second half. The grape harvest in 2004 was at record levels and will support future growth even though overall supply remains tight in the New Zealand market. The premium positioning of our portfolio and the tension in grape supply will support continued value growth from our New Zealand operations.

In Spain, we restructured our operations and continued to focus on driving the mix shift from low value table wine to more premium categories. In the second half, our volumes grew 5% and net turnover grew 10% at constant exchange rates, with good growth across the premium portfolio. In the year as a whole, volumes declined 7% but delivered seven percentage points of price/mix improvement to give flat overall turnover.

        Others.    The sale of bulk spirits and wine, stand-alone Duty Free operations and central items not allocated to sales regions resulted in an adjusted trading profit of £16 million, representing a decrease of £6 million, or 27%, as compared with the prior period at 2004 constant exchange rates. Net turnover (after excise duties) increased by £10 million, or 25%, to £50 million, when compared with the prior period at 2004 constant exchange rates, due principally to £5 million from improved Duty Free volume and mix and £3 million increase in bulk sales. Adjusted trading profit benefited from the improved Duty Free volume and mix, but absorbed the costs of higher central advertising and promotion expenditure and the increasing costs of compliance projects.

During the year, we restructured our Global Operations activities around a simpler functional model based upon regional manufacturing units, supply chain, procurement, finance, human resources and technical operations. This new structure is enabling us to leverage our global scale more effectively, to transfer best practice, to speed up decision-making and deliver better utilisation of our assets. Global Operations has continued to improve productivity by 3% for Spirits & Wine, measured as cases produced per employee. This improvement has been achieved across the key production centres.

Our Duty Free business has grown well with core brand volumes up 8%. The growth came from nearly all the brands with particularly strong performances from aged Ballantine's in Asia, Sauza in the US and Europe, Beefeater and Canadian Club in the US. Traffic numbers have improved during the year, particularly in Asia and the US which were affected by the SARS virus and the Gulf War, respectively, last year. The premium wine brands also performed well with good growth from across the portfolio following improved distribution and listings in airport shops.

QSR

		Year ended 31 August 2003
	Year ended 31 August 2004	As reported	Foreign Exchange(1)	At 2004 constant exchange rates(1)
	£	£	£	£
	(million)
Turnover	226	259	(26)	233
Trading Profit before exceptional items	86	79	(8)	71

Note:

(1)
We present our results on a constant currency basis by converting our prior year results into sterling at the current year weighted average exchange rate. The total impact of our conversion of our prior year results to constant exchange rates are disclosed in the table above and we explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35.

Quick Service Restaurants had an excellent year with adjusted trading profits up 21% at constant exchange rates to £86 million driven by continued growth in same store sales, the contribution from new stores and from the cost savings resulting from last year's reorganisation. Distribution points increased by 6% with new store openings in both the US and internationally. Global system-wide sales increased by 12%. However, overall turnover has fallen by 3% (£7 million) at constant exchange rates to £226 million. This reflected the final stage of the process to full outsourcing of ice cream manufacture for Baskin-Robbins to Dean Foods in the US. Excluding the effect of this outsourcing, turnover is up 6%. Gross profit increased by 6% to £208 million.

Dunkin' Donuts is the key growth driver for QSR with a 13% increase in global system-wide sales. This reflects US same store sales up 6.9% and a 6% increase in global distribution points. The same store sales growth exceeds the rate for the overall industry and is driven by innovation and excellent marketing. In particular, a new range of coffee offerings including latte, cappuccino and espresso products was launched in October 2003. During the summer, the range was extended to include iced coffee options which also proved very popular. The launch exceeded our expectations and helped beverages to grow by 13% compared with the prior year. The launch has been supported by the introduction of new high-speed coffee machines that support Dunkin' Donuts' reputation for speed, quality and value for money. On the baked goods side, we introduced a new apple pie product and new breakfast sandwich formats.

Baskin-Robbins grew global system-wide sales by 10% compared with the prior year. This was driven by same store sales growth and a 7% increase in new store openings. US same store sales grew 2.1%, benefiting from a movie co-promotion with the recent Dreamworks film, Shrek 2, which saw the launch of new flavours such as Fiona's Fairytale, Shrek'd Out Chocolate Mint and Shrek's Hot Sludge Sundae. We also re-launched Cappuccino Blast for the summer with good results and successfully trialled a new store format in California. The key innovations for the new store concept are a beverage bar, a new cake display and the introduction of a new soft-serve ice cream to which customers can add their own toppings. The initial results are encouraging. To support the international business, which accounts for almost half of Baskin-Robbins stores, we introduced a global advertising fund in conjunction with the franchisees to deliver a more co-ordinated and cost effective approach to marketing in our international markets.

The difficult economic conditions in California and the increasingly competitive environment has held back the sales of Togo's which recorded an 8% decline in system-wide sales compared with the prior year. However, the store innovation and refurbishment programme which has now covered around half of the stores is delivering improved results. The new store formats provide improved menu boards and we have introduced new products such as low carbohydrate bread and new salad dressings.

Multi-branded stores, which combine the Dunkin' Donuts and Baskin-Robbins restaurants in one location, increased by 18%, compared with the prior year to over 1,300 store locations. This is a key driver of new store openings and is supported by the brands' complementary day-part offering and brings significant benefits to our franchisees through improved scale and operating efficiencies, along with increased choice for consumers.

This year's results also reflect the benefit of the restructuring that we implemented during 2003. The new structure has increased the focus on the three brands and is improving operational systems and standards, menu and product development and the expansion of the international business. We have also generated cost savings in the period of £6 million.

Finance charges

Finance charges during the year ended 31 August 2004 reduced by £10 million to £136 million after borrowings were reduced by £471 million to £1,941 million.

Exceptional items

The exceptional items include profits on property disposals (£14 million); an additional profit on the disposal of Panrico (£20 million); offset by costs incurred in restructuring the Spirits & Wine business (£31 million) and asset write-downs (£5 million).

Property disposals related primarily to assets within the premium wine business. The consideration for the disposal of our 50% interest in Panrico in March 2000 included an additional payment of £20 million to be paid by the end of March 2006 or earlier, contingent upon future events. On 19 August 2004, we agreed to receive this payment from Panrico in full and final settlement of the original sale and purchase agreement.

The restructuring programme is aimed at reducing the overlap between central, regional and market-focused functions and has enabled us to be leaner and more efficient, speed up decision-making and reinforce accountability throughout the business. The programme has delivered operational savings this year of £15 million.

Taxation

Excluding tax on exceptional items, but including tax on goodwill, the effective tax rate for the year ended 31 August 2004 was 25.2% compared with 25.7% for the year ended 31 August 2003. The effective rate of tax on goodwill amortisation was 9.2% for the year ended 31 August 2004 compared with 5.0% for the year ended 31 August 2003.

Year ended 31 August 2003 compared with the year ended 31 August 2002

Operating results

Our results for the years ended 31 August 2003 and 31 August 2002 have been restated for our adoption of FRS No. 17 and FRS No. 5 as explained in "Item 3—Key Information".

Group Comparative Performance

        Turnover.    Turnover was £3,317 million during the year ended 31 August 2003, an increase of £63 million, or 2%, from the year ended 31 August 2002. This increase reflects increased turnover from our Spirits & Wine business through organic growth, the performance of acquisitions made in recent years and the Malibu brand purchase in 2002.

	2003(1)	2002(1)	Growth
	(Restated)
	£	£	£	%
	(million, except percentages)
Turnover
Turnover as reported	3,317	3,254	63	2
Duties	(671)	(638)	(33)	(5)
Net turnover(2)	2,646	2,616	30	1
Foreign exchange		(95)
Net turnover at constant rates of exchange(3)	2,646	2,521	122	5
Segment split of net turnover at constant rates of exchange(3):
Spirits and Wine net turnover at constant rates of exchange(3)	2,387	2,231	153	7
QSR net turnover at constant rates of exchange(3)	259	290	(31)	(11)

Notes:

(1)
2003 has been restated for FRS No. 5 where relevant. See "Item 3—Key Information".

(2)
We define "net turnover" as turnover less excise duty. We present a reconciliation of "net turnover" to "turnover" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35.

(3)
We present our results on a constant currency basis by converting our prior year results into sterling at the current year weighted average exchange rate. The total impact of our conversion of our prior year results to constant exchange rates are disclosed in the tables on pages 53, 54, 55 and 58 and we explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35.

        Trading profit before exceptional items.    Trading profit before exceptional items was £597 million for the year ended 31 August 2003, an increase of £50 million, or 9%, from the year ended 31 August 2002. The increase in trading profit before exceptional items reflects strong core brand growth and the favourable impact of the full year's trading of acquisitions completed in the prior year. This was partially offset by the adverse impact of foreign exchange, £14 million, and the adverse impact of trade inventory reductions in Spain and the United States (approximately £30 million). Adjusted trading profit was £637 million for the year ended 31 August 2003, an increase of £52 million, or 9%, from the year ended 31 August 2002. Goodwill amortisation increased by £2 million, or 5%, as a result of recent acquisitions.

	2003(1)	2002(1)	Growth
	(Restated)
	£	£	£	%
	(million, except percentages)
Trading Profit
Trading profit before exceptional items	597	547	50	9
Goodwill amortisation	40	38	2	5
Adjusted trading profit(2)	637	585	52	9
Foreign exchange		(19)
Adjusted trading profit at constant rates of exchange	637	566	71	13
Segment split of adjusted trading profit at constant rates of exchange(3):
Spirits and Wine adjusted trading profit at constant rates of exchange(3)	538	477	61	13
QSR trading profit at constant rates of exchange(3)	79	73	6	8
Britannia trading profit at constant rates of exchange(3)	20	16	4	25

Notes:

(1)
2003 has been restated for FRS No. 17 where relevant. See "Item 3—Key Information".

(2)
We define "adjusted trading profit" as trading profit before exceptional items and goodwill amortisation. We present a reconciliation of "adjusted trading profit" to "trading profit before exceptional items" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35. Note 1 in our Audited Consolidated Financial Statements discloses the GAAP financial measures used in these reconciliations.

(3)
We present our results on a constant currency basis by converting our prior year results into sterling at the current year weighted average exchange rate. The total impact of our conversion of our prior year results to constant exchange rates are disclosed in the tables on pages 53, 54, 55 and 58 and we explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35.

Segment Comparative Performance

Spirits & Wine

The following table sets out financial data from the results of operations of our Spirits & Wine business for the year ended 31 August 2003, and financial data from the results of operations of our Spirits &

Wine business during the year ended 31 August 2002 translated into Pounds Sterling at 2003 constant exchange rates.

		Year ended 31 August 2002
	Year ended 31 August 2003			2002 at 2003 constant exchange rates(2)	Growth at 2003 constant rates of exchange
			Foreign Exchange(2)
	as restated(1)	as restated(1)
	£	£	£	£	%
	(million, except percentages)
Spirits and Wine
Turnover	3,058	2,938	(89)	2,849	7
Duties	(671)	(638)	20	(618)	9
Net turnover(3)	2,387	2,300	(69)	2,231	7
Adjusted trading profit(4)	538	491	(14)	477	13
Adjust for goodwill amortisation	(40)	(38)	–	(38)	5
Trading Profit before exceptional items	498	453	(14)	439	13

Notes:

(1)
2003 and 2002 have been restated for FRS No. 17 and FRS No. 5 where relevant. See "Item 3—Key Information".

(2)
We present our results on a constant currency basis by converting our prior year results into sterling at the current year weighted average exchange rate. We explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35.

(3)
We define "net turnover" as turnover less excise duty. We present a reconciliation of "net turnover" to "turnover" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35.

(4)
We define "adjusted trading profit" as trading profit before exceptional items and goodwill amortisation. We present a reconciliation of "adjusted trading profit" to "trading profit before exceptional items" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35. Note 1 in our Audited Consolidated Financial Statements discloses the GAAP financial measures used in these reconciliations.

        Volume and net turnover.    We sold 68.6 million nine litre cases of spirits and wine during the year ended 31 August 2003 as compared to 63.5 million cases in the prior period, an increase of 8%. This increase principally reflects the impact of recent acquisitions, primarily Malibu and Bodegas y Bebidas. Before acquisitions, our organic volumes were 64.2 million nine litre cases of spirits and wine during the year ended 31 August 2003, with year-on-year volume growth being 1%. This reflects growth of 5% in our core brands, offset by volume declines in the local market leaders and Other Spirits & Wine brands. Our premium wines reduced volumes by 2% before recent acquisitions, reflecting our focus on improving mix.

Net turnover was £2,387 million during the year ended 31 August 2003, an increase of £156 million, or 7%, as compared with net turnover during the prior period at 2003 constant exchange rates. Of the 7% increase in net turnover, 5% principally reflects acquired businesses' turnover and 2% reflects organic net turnover growth as a result of volume growth and mix improvements.

        Trading profit before exceptional items.    Trading profit before exceptional items was £498 million during the year ended 31 August 2003, an increase of £45 million, or 10%, as compared to the year ended 31 August 2002. The increase in trading profit before exceptional items reflects strong core brand growth, and the positive impact of the full year's trading of acquisitions completed in the prior year (£41 million). This was offset by an adverse foreign exchange impact of £14 million and the adverse impact of trade inventory reductions in Spain (approximately £20 million) and the United

States (approximately £10 million). Adjusted trading profit was £538 million during the year ended 31 August 2003, an increase of £61 million, or 13%, as compared to the prior period at 2003 constant exchange rates.

        Volume, net turnover and adjusted trading profit by sales region.    Our Spirits & Wine business is a marketing-led business where resource allocation decisions with respect to brands are made on a global basis. However, as these decisions are executed within key markets, we believe it is appropriate to additionally disclose the volume, net turnover and adjusted trading profit of our Spirits & Wine business on a regional basis. The following tables set out for each of our Spirits & Wine sales regions our volume, net turnover and adjusted trading profit for the year ended 31 August 2003, and our Spirits & Wine volume, net turnover and adjusted trading profit for the year ended 31 August 2002 at 2003 constant exchange rates.

	Year ended 31 August 2003	Year ended 31 August 2002
		As reported	Market transfers(5)	At 2003 regional basis
	As reported				Growth
	Nine litre cases	Nine litre cases	Nine litre cases	Nine litre cases	%
Volume
Europe	18.0	19.6	(1.2)	18.4	(3)
North America	16.4	15.2	(0.1)	15.1	9
Latin America	12.5	11.0	–	11.0	14
Asia Pacific	4.2	4.0	–	4.0	5
Premium Wine region	15.8	12.9	0.4	13.3	19
Others(5)	1.7	0.8	0.9	1.7	–

Spirits and Wine	68.6	63.5	–	63.5	8

		Year ended 31 August 2002
	Year ended 31 August 2003
			Foreign exchange and market transfers(5)	At 2003 constant exchange rates(2)
	As restated(1)	As restated(1)			Growth
	£	£	£	£	%
	(millions)
Net turnover(3)
Europe	706	706	(8)	698	1
North America	634	616	(47)	569	11
Latin America	302	347	(70)	277	9
Asia Pacific	247	253	(10)	243	2
Premium Wine region	458	371	18	389	18
Others(6)	40	7	48	55	(27)

Spirits and Wine	2,387	2,300	(69)	2,231	7

		Year ended 31 August 2002
	Year ended 31 August 2003
			Foreign exchange and market transfers(5)	At 2003 constant exchange rates(2)
	As restated(1)	As restated(1)			Growth
	£	£	£	£	%
	(millions)
Adjusted trading profit(4)
Europe	114	160	(15)	145	(21)
North America	182	169	(30)	139	31
Latin America	54	61	(12)	49	10
Asia Pacific	78	66	(6)	60	30
Premium Wine region	95	68	9	77	23
Others(6)	15	(33)	40	7	114

Spirits and Wine	538	491	(14)	477	13

Notes:

(1)
2003 and 2002 have been restated for FRS No. 17 and FRS No. 5 where relevant. See "Item 3—Key Information".

(2)
We present our results on a constant currency basis by converting our prior year results into sterling at the current year weighted average exchange rate. We explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35.

(3)
We define "net turnover" as turnover less excise duty. We present a reconciliation of "net turnover" to "turnover" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35.

(4)
We define "adjusted trading profit" as trading profit before exceptional items and goodwill amortisation. We present a reconciliation of "adjusted trading profit" to "trading profit before exceptional items" and explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35. Note 1 in our Audited Consolidated Financial Statements discloses the GAAP financial measures used in these reconciliations.

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

Europe.    Whilst net turnover increased by 1% at constant exchange rates, this included £35 million of acquisition turnover. Excluding the impact of acquisitions, organic net turnover declined by 4% at constant exchange rates, primarily reflecting the change in the buying patterns of Spanish wholesalers as they reduced inventories. Adjusted trading profit in Europe was £114 million during the year ended 31 August 2003, a decrease of £31 million, or 21%, as compared with the prior period at 2003 constant exchange rates. This decline was driven by reduced organic net turnover and an increase in advertising and promotion, principally behind the launch of Tia Lusso. Outside Spain, our organic European volumes were flat reflecting the sluggish economies in the region, particularly Germany and France. This was partially offset by the favourable impact on the adjusted trading profit of acquisitions, which totalled £17 million.

Our Spanish business grew its volume and value share of the total spirits market. However, a change in buying patterns by Spanish wholesalers caused our organic Spanish shipment volumes to fall by 17%. The whisky category continued to grow, although at a slower rate then last year but Ballantine's has gained share, growing twice as fast as the whisky category. We continued to invest behind Ballantine's

"Go Play" in Spain and Beefeater continued to grow with strong market share gains in the declining gin category. Centenario increased its share of the brandy category by two percentage points, making it the clear category leader. Malibu performed very well under our ownership with good growth in the on-trade helping to grow our market share.

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

North America.    Adjusted trading profit in North America was £182 million during the year ended 31 August 2003, an increase of £43 million, or 31%, as compared with the prior period at 2003 constant exchange rates. The increase was primarily driven by the growth of organic core brand volumes of 4% and acquisitions. Net turnover increased by 11% at constant exchange rates. This included £28 million of acquisition net turnover, reflecting an organic net turnover increase of 6% at constant exchange rates. The favourable impact on the adjusted trading profit due to acquisitions was £15 million, leading to an increase in organic adjusted trading profit increase of £28 million, or 20%.

The US business delivered a robust trading performance to record overall market share gains reflecting the strength of our brand portfolio and the benefits of our partnership approach with our US distributors. Our focused approach has delivered good growth across the brand portfolio.

Sauza became a million case brand in the US with volumes up 16% to 1.1 million cases. The strong market share gains were helped by the launch of a new marketing campaign, "Get Lost". The fully integrated campaign featured national and regional print adverts, broadcast advertising and a national tour encompassing over 1,000 events. Maker's Mark continued to outpace the bourbon category with volumes up 17%.

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

Kahlúa began to show improving consumer trends as the new campaign called "Unleash It" started to receive above-the-line investment during the second half. Volumes recorded a 1% decline but net turnover was marginally up. The brand was also extended with the launch of Kuya in the US—a spiced fusion rum which combines imported rums with spices and citrus flavours.

Our US business benefited significantly from the addition of Malibu which grew its market share of the rum category. Courvoisier grew volumes by 6%, thereby taking market share. Beefeater volumes grew strongly helped by the premium brand extension, WET by Beefeater, which was launched in key on-trade outlets in selected cities. Canadian Club continued to grow share with volumes up 8%.

During the second half, we completed our initiative to reduce the inventories in the US supply chain with a £10 million impact on adjusted trading profit. The destock resulted in a reduction in shipments compared with depletions of 270,000 nine litre cases and primarily affected Kahlúa, Canadian Club, Beefeater and Hiram Walker Liqueurs. During the year ended 31 August 2002, this planned destock had an adverse trading profit impact of £19 million, £8 million of which was incurred in the first half of the year.

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

We maintained our position as market leader of the ready-to-drink category in Mexico with volumes up 13%. This was driven by Spirit® by Terry and Caribe Cooler®, a wine cooler.

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

Asia Pacific.    Adjusted trading profit in Asia Pacific was £78 million during the year ended 31 August 2003, an increase of £18 million, or 30%, as compared with the prior period at constant exchange rates. Asia Pacific delivered strong adjusted trading profit growth in spite of a slowdown in the region in the second half caused by weaker economies and the impact of SARS on the duty free channel in a number of markets. The adjusted trading profit growth was driven principally by South Korea and good performances in the Philippines, Australia, the Middle East and Thailand Duty Free. Advertising and promotion declined, following a 57% increase in marketing investment last year. This decline was principally behind Ballantine's, following the launch costs for Ballantine's Masters last year, and Imperial, after a large increase last year for the "Imperial Keeper" campaign. We also reduced our spend in the second half as a result of the short term impact of SARS in the region.

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

Fundador continued to perform well in the Philippines with volumes up 6% driven by market share growth. Fundador is the largest international spirits brand in the Philippines. Our business in Australia has benefited from growth in the Canadian Club mother brand and CC Club and CC Cola ready-to-drinks.

Premium Wine.    The adjusted trading profit of our Premium Wine brands was £95 million in the year ended 31 August 2003, an increase of 23%, as compared with the prior period at constant exchange rates. Net turnover increased by 18% at constant exchange rates. This included £51 million of acquisition net turnover, reflecting an organic net turnover increase of 5% at constant exchange rates. The favourable impact on the adjusted trading profit for the year ended 31 August 2003 due to acquisitions was £9 million, leading to an increase in organic adjusted trading profit of 12% as compared with the prior year at constant rates of exchange.

This 12% increase in organic trading profit reflected that volumes were down, principally in Bodegas y Bebidas, but net turnover was up. This was in line with our plans to improve the mix of the business by shifting our focus towards premium wine brands. During the year, some of our vineyards in

New Zealand and the Champagne region experienced spring frost, reducing fruit set on the vines and adversely impacting yields.

The growth in organic trading profit demonstrates the resilience of our wine brands and the benefits of their broad geography which provides a natural hedge against variations in recent wine production cycles.

Our organic volumes in the United States grew 2%. This was driven mainly by a 5% volume growth of our largest US brand, Clos du Bois. Volumes were also helped by good growth from Perrier Jouët and our Montana brand, Brancott Estate®. Brancott Estate benefited significantly from its inclusion in our comprehensive distribution network in the United States, with volumes up 17%. Mumm Cuvée Napa joined the portfolio in May 2002 and like-for-like volumes increased 7%. There were declines in some non-core domestic brands as we repositioned the portfolio towards our premium brands.

Our organic UK wine business performed very strongly with volumes up 32%. The main drivers were the good performance of Mumm champagne and our Argentine wine, Graffigna, which is now sold through our distribution network in the UK and has more than doubled its volumes.

The Australian and New Zealand wine businesses performed well in spite of the difficult trading conditions caused by an oversupply of certain grape varietals and pricing pressure in the region. Our volumes in these markets grew 1%. In New Zealand, Montana® has continued to grow market share in the super premium category where it also successfully grew sparkling wine volumes by 5%. The Montana portfolio grew strongly in Australia with volumes up 39% as we extended our distribution presence.

Others.    The sale of bulk spirits and wine, stand-alone Duty Free operations and central items not allocated to sales regions, resulted in an adjusted trading profit of £15 million. This represented an £8 million increase as compared to the year ended 31 August 2002 at 2003 constant exchange rates, principally due to the year on year benefit of some one-off costs which were not repeated in the year ended 31 August 2003, such as the New York Stock Exchange listing costs.

  QSR

The following table sets out financial data from the results of operations of our QSR business for the year ended 31 August 2003, and financial data from the results of operations of our QSR business during the year ended 31 August 2002 translated into Pounds Sterling at 2003 constant exchange rates.

	Year ended 31 August 2003	Year ended 31 August 2002
	As reported	As reported	Foreign exchange(1)	At 2003 constant exchange rates(1)
	£ million	£ million	£ million	£ million
	(million)
Turnover	259	316	(26)	290
Trading profit before exceptional items	79	78	(5)	73

Note:

(1)
We present our results on a constant currency basis by converting our prior year results into sterling at the current year weighted average exchange rate. We explain why we believe that the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Presentation of non-GAAP financial measures" section on page 35.

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

Dunkin' Donuts delivered a 7% growth in system-wide sales driven by a 4.4% increase in US same store sales and a 7% increase in global distribution points. Its same store sales growth has continued to outpace the overall QSR industry driven by effective marketing work and innovation. Dunkin' Donuts has promoted the sale of boxed donuts through a programme called "express donuts" which are 12 packs containing the top six flavours. This programme has also been supported by a new campaign, "Who brought the donuts?", which encourages the purchase of boxed donuts, thereby increasing the value of each customer transaction. In addition, Dunkin' Donuts has driven its successful innovation programme with new beverage offerings such as caramel iced coffee and lemonade Coolatta which benefited from a promotional competition with MTV called "Route to Cool". We have also continued our focus on coffee, with sales of "coffee by the pound" growing well and a successful introduction of a broader range of coffee offerings such as cappuccino, latte, and espresso.

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

During the year ended 31 August 2003, we restructured the business to concentrate around the three brands and to provide improved focus on operational systems and standards, menu and product development and the expansion of the international business. The reorganisation has resulted in a leaner and more focused organisation providing operational synergies which should generate annual cost savings of £7 million. This resulted in an exceptional charge of £9 million during the year ended 31 August 2003.

  Finance charges

Finance charges during the year ended 31 August 2003 increased by £40 million to £146 million reflecting a reduction in the expected return on assets within pension related finance charges partially offset by improved cash generation and a corresponding reduction in borrowings of £166 million to £2,412 million and lower interest rates.

  Exceptional items

Exceptional items during the year included a receipt of £38 million relating to the Mexican excise rebate. Other exceptional costs included £9 million associated with the restructuring of the QSR business and £3 million for the completion of the acquisition integration programme announced in 2002.

  Taxation

Excluding tax on exceptional items, but including tax on goodwill, the effective tax rate for the year ended 31 August 2003 was 25.7% compared with 26.7% for the year ended 31 August 2002. The effective rate of tax on goodwill amortisation was 5.0% for the year ended 31 August 2003 compared with 5.3% for the year ended 31 August 2002.

Liquidity and Capital Resources

Cash Flow

The primary sources of our liquidity over the last three years ended 31 August 2004 have been cash generated from operations and financing. A portion of these funds has been used to fund acquisitions and to pay interest, dividends and taxes.

Year ended 31 August 2004 compared with the year ended 31 August 2003

The following table sets forth the key cash flow movements for the periods indicated:

£ (million)
Net Cash Inflow from operating activities for the year ended 31 August 2002	760

Change in year due to:
Mexican Excise rebate	(157)
Deferral of duty payments	40
Working capital movement (excluding duty)	56
Lower exceptional items spend	7
Foreign exchange movement and other items	42

(12)

Net Cash Inflow from operating activities for the year ended 31 August 2003	748

Change in year due to:
Mexican Excise rebate	(46)
Deferral of duty payments in prior year not repeated	(40)
Working capital movement (excluding duty)	(10)
Foreign exchange movement and other items	3

(93)

Net Cash Inflow from operating activities for the year ended 31 August 2004	655

Net cash inflow from operating activities decreased by £93 million for the year ended 31 August 2004 to £655 million, as compared with £748 million in the prior period. Net cash inflow from operating activities of £748 million in the prior period benefited from the receipt of Mexican Excise rebate of £46 million and deferred duty payments of £40 million both of which were not repeated in 2004.

£ (million)
Net Cash Outflow before use of liquid resources and financing for the year ended 31 August 2002 (as reported)	(971)
Prior Year Adjustment—UITF No. 38	32

Net Cash Outflow before use of liquid resources and financing for the year ended 31 August 2002 (restated)	(939)

Change in year due to:
Net Cash Inflow from operating activities	(12)
Reduced acquisition spend	586
Intangible asset purchase not repeated in 2003	556
Increased equity dividends	(11)
Lower tax cash payments	113
Increased dividends paid to minorities	(17)
Other	8

1,223

Net Cash Inflow before use of liquid resources and financing for the year ended 31 August 2003 (restated)	284

Net Cash Inflow from operating activities	(93)
Reduced purchases of tangible fixed assets	32
Increased sales of tangible fixed assets	32
Increased tax cash payments	(17)
Increased equity dividends	(12)
Lower net interest paid	10
Reduced dividends paid to minorities	16
Other	9

(23)

Net Cash Inflow before use of liquid resources and financing for the year ended 31 August 2004	261

Net cash inflow before use of liquid resources and financing decreased by £23 million to £261 million, as compared with £284 million in the prior period (the prior period has been restated from £248 million to £284 million due to the impact of "UITF No. 38—Accounting for ESOP trusts").

The year on year reduction of £23 million in cash inflow was largely due to the reduction in net cash inflow from operating activities of £93 million, being partially offset by lower capital expenditure of £32 million and increased disposals of fixed assets of £32 million.

The remaining variance can be explained by other offsetting items as follows:

  •
  Lower net interest paid of £10 million, after borrowings were reduced by £471 million to £1,941 million. We anticipate that finance charges will continue to reduce marginally as the reduction in debt will more than offset the impact of higher interest rates.

  •
  Tax cash paid of £82 million in the year to 31 August 2004 was £17 million higher than in the prior year, which benefited from our success in obtaining refunds of prior year tax payments. Tax cash is likely to rise in 2005 in line with forecast increases in profits, although tax cash is likely to remain lower than the tax charge to profit and loss due to timing differences in respect of which deferred tax charges arise but no tax cash is payable.

  •
  Equity dividends paid during the year ended 31 August 2004 of £156 million were £12 million higher than the prior period and we anticipate that this trend will continue in 2005.

  •
  Dividends paid to minorities in the year ended 31 August 2004 were reduced by £16 million, which reflects a £16 million minority dividend paid to Jinro Limited as part of a capital reduction exercise which took place in the year ended 31 August 2003.

  •
  Other movements of £9 million include deferred disposal proceeds of £20 million from the sale of the Panrico business less £10 million in respect of the purchase of a subsidiary undertaking.

Cash inflow from financing was £16 million during the year ended 31 August 2004 compared with an outflow of £200 million during the prior period (the prior period has been restated from £164 million to £200 million due to the impact of "UITF No. 38—Accounting for ESOP trusts"). The reduction is primarily due to the redemption of debt of £175 million during the 2003. No debt was redeemed during the year ended 31 August 2004.

Year ended 31 August 2003 compared with the year ended 31 August 2002

Net cash inflow from operating activities was £748 million during the year ended 31 August 2003, a decrease of £12 million, as compared with the prior period. This cash flow decreased by £157 million due to a reduced rebate of excise duty in Mexico of £46 million this year (2002: £203 million). If this exceptional item is excluded, this cash flow is improved by £145 million, or 26%, as compared with the prior year. This improvement reflects increased operating profit, net of non-cash items, and is a result of better working capital management, particularly debtor and creditor management including the deferral of £40 million of excise duty payments.

Cash inflow before use of liquid resources and financing was £284 million (following restatement of £36 million from £248 million due to the adoption of UITF No. 38 during the year ended 31 August 2003) an increase in cashflow of £1,223 million compared with a restated outflow of £939 million during the prior period.

The cash outflow during 31 August 2002 was predominately due to our acquisitions, including Kuemmerling, Bodegas y Bebidas, Mumm Cuvée Napa and the deferred payment of purchase consideration for Montana, totaling £586 million. We did not acquire any companies in the year ended 31 August 2003. In addition, our capital expenditure and financial investment in the year ended 31 August 2003 was £120 million compared to £680 million in the prior period. The reduction in outflow is predominantly due to our acquisition of the Malibu brand during the year ended 31 August 2002 for £556 million. Again we did not acquire any intangible assets during the year ended 31 August 2003.

In the year ended 31 August 2003, we paid £144 million in ordinary dividends, being the final dividend for the year ended 31 August 2002 and the interim dividend for the year ended 31 August 2003. This is an increase of £11 million compared to our dividend payments of £133 million in the year ended 31 August 2002, being the interim and final dividends for the year ended 31 August 2001 and the interim dividend for the year ended 31 August 2002. We paid £65 million in taxes during the year ended 31 August 2003, a decrease of £113 million from the year ended 31 August 2002, principally because we paid £75 million corporation tax in respect of the Mexican Excise rebate during the year ended 31 August 2002. Dividends paid to minorities in the year ended 31 August 2003 were increased by £17 million, which reflects the £16 million minority dividend paid to Jinro Limited in a capital reduction exercise.

Cash outflow from financing was £200 million during the year ended 31 August 2003 compared with an inflow of £766 million during the prior period. These have been restated upwards following the adoption of UITF No. 38 by £36 million and £32 million respectively. The cash inflow during 31 August 2002 was raised through the issuance of Bonds, £622 million, and ordinary share capital, £149 million, and used to finance our acquisitions during the year. We did not complete any acquisitions during the year ended 31 August 2003 and the cash outflow related predominately to redemption of debt.

Borrowings

We target a minimum headroom cover, being committed facilities above anticipated peak debt requirements for the next 12 months, of at least £300 million. Where possible, we spread our borrowing facilities over a number of years to minimize the risks and disruption associated with renegotiating maturing facilities. In addition, it is our policy to maintain committed backup facilities with relationship banks to support 100% of commercial paper obligations.

	Year ended 31 August
	2004	2003	2002
	£	£	£
	(million)
Short-term debt	(378)	(772)	(1,031)
Long-term debt	(1,692)	(1,815)	(1,716)

Gross debt	(2,070)	(2,587)	(2,747)
Cash	129	175	169

Net debt	(1,941)	(2,412)	(2,578)

Currency of debt
US Dollars	62%	61%	46%
Sterling	1%	3%	14%
Euros	29%	29%	28%
Other	8%	7%	12%

Total	100%	100%	100%

Effective interest rate payable based on average net debt	5.1%	4.9%	5.4%

The £471 million decrease in net borrowings in the year ended 31 August 2004 includes a favourable currency translation impact on our borrowings of £193 million largely as a result of the weakening US Dollar and to a lesser extent the weakening Euro. The £166 million decrease in net borrowings in the year ended 31 August 2003 was after an adverse currency translation impact of £82 million largely due to strengthening of the Euro partly offset by a weakening US Dollar.

On 29 May 2002, we issued Euro 600 million (£384 million) bonds due 2009 and £250 million bonds due 2014 to part finance our acquisition of the Malibu brand and Mumm Cuvée Napa from Diageo plc.

Of the total borrowings at 31 August 2004, £695 million were due after five years and £378 million were due within one year.

At 31 August 2004, we had available undrawn committed bank facilities of £1,192 million, as compared with £1,346 million at 31 August 2003 and £1,606 million at 31 August 2002. Of the facilities, £77 million expire in the period up to 31 August 2005 and £1,115 million expire in the period up to 31 August 2009.

Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities are at prevailing LIBOR rates for the draw-down period plus an agreed margin. We can use these facilities for general corporate purposes and, together with cash and cash equivalents, to support our commercial paper programmes. Most of the committed bank facilities are subject to a minimum interest cover ratio (defined as the ratio of UK GAAP trading profit to net interest; trading profit being the profit on ordinary activities before taking into account exceptional items charged to operating profit and profits on the sale of property and net interest) of 3 times and a leverage ratio limit of 4 times, which we define as borrowings over EBITDA (earnings before interest, tax, depreciation and amortisation). The leverage ratio may not exceed 4 on any test date except in the event of an acquisition when it may reach 4.75 for any two of the test dates immediately following that acquisition.

Due to improvements in the above ratios relating to the £1.1 billion facility at both the August 2003 and February 2004 compliance dates the commitment fees charged against the provision of this facility have reduced by 20%.

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

On 28 October 2004 Moody's Investors Service affirmed the Baa1 senior unsecured rating of Allied Domecq PLC with a stable outlook following the release of the Company's preliminary results for the financial year ended 31 August 2004.

Contractual obligations

The following table sets out our contractual obligations as at 31 August 2004.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	£	£	£	£	£
	(million)
Long-term debt obligations	2,964	583	1,068	435	878
Operating lease obligations	360	56	74	57	173
Purchase obligations	962	336	363	117	146
Other long-term liabilities reflected on the registrant's balance sheet under GAAP	13	–	–	–	13

Total	4,299	975	1,505	609	1,210

Long-term debt obligations at 31 August 2004 totalled £2,964 million and includes debt of £2,070 million, which is explained in the "Borrowings" section above and interest payments, relating to this debt and associated derivative instruments, of £894 million. We expect to receive interest income relating to these derivative instruments of approximately £495 million, which will partially offset the interest payments. Some of our interest payments and interest income are linked to floating interest rates that have been estimated using the interest rates prevailing on 31 August 2004. These interest rates are likely to change over the obligation period.

Operating lease obligations of £360 million relates to lease plant, equipments, warehouse and office space, and retail store locations. Substantially all of the store locations are subleased. Subleases of £

254 million generally provide for payments identical to or in excess of those under the prime lease. The subleases have no purchase or renewal options.

Purchase obligations of £962 million principally relate to various future supply contracts for certain raw materials, significantly grapes, grain, coffee and glass, and brand distribution contracts. These contracts enable us to guarantee a portion of our future raw material requirements and more accurately predict our longer term costs and strengthen our portfolio and presence. We expect our future operating cash flows will be sufficient to meet these obligations.

Other long-term liabilities reflected on the registrant's balance sheet under GAAP relates to a payment of a sum equivalent to ¥10 billion (£51 million at 31 August 2004 exchange rates) paid by Suntory Limited to us during the year ended 4 March 1989 as part of the consideration paid for the establishment of Suntory Allied Limited. This amount was taken to our profit and loss account as a contribution towards development, marketing and other costs. This amount is refundable on any dissolution of our arrangement with Suntory Limited. We do not currently anticipate dissolution. However, we have recognised an obligation in respect of this arrangement and have made a provision based on a discounted present value basis.

In addition, using current best estimates, we recognise that we will continue in our commitment to make ongoing contributions to top up our pension funds in respect of our long-term liability to the funds' members. Our estimate is that, subject to market conditions, we will provide approximately £60 million in each of the next two years, after which time we review the ongoing funding requirement.

Off-balance sheet arrangements

We have unrecognised gains of £32 million and unrecognised losses of £32 million on our financial instruments as at 31 August 2004. See Note 20 in our Audited Consolidated Financial Statements for further discussions on our financial instruments.

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

Inflation

Inflation had no material impact on our operations during the three years ended 31 August 2004.

Trend Information

The Group issued the following outlook statement on 21 October 2004.

"Looking ahead, we anticipate that the continued momentum of the core brands, supported by our focused marketing investment, will drive volume and turnover growth, as well as higher gross margins, even though certain markets remain challenging. The premium wine brands are on track to meet the five year return on investment targets that we set out two years ago. We anticipate that further innovation and new store openings will continue to drive double digit profit growth in our Quick

Service Restaurants business. Together, this momentum will provide us with the platform to deliver continued earnings growth in 2005."

On 24 November 2004 we and SPI Spirits signed a contract permitting us to market and distribute the Stolichnaya vodka brand portfolio in markets within the European Union, Latin America, Asia Pacific and Africa. This process will start almost immediately and will continue over the next three years with new markets being added as and when current distribution arrangements with third parties expire. We expect that the acquisition of new distribution markets for Stolichnaya will have a neutral effect on earnings for the financial year 2005. As a result of this transaction Stolichnaya will transition from a local market leader to one of our core brands. The original US agreement runs until 31 December 2010. This new agreement will expire on the same date. We have the right of first refusal for the renewal of both agreements.

Critical Accounting Policies

The preparation of our consolidated financial statements in accordance with UK GAAP and US GAAP, requires us to make certain estimates and assumptions. We evaluate these estimates and assumptions on an ongoing basis, based on our historical experience, adjusted as we believe appropriate based on ever changing information. If actual amounts or estimates are different than previously estimated, the revisions included in our results for the period in which the revised amounts are known. We believe that, of our significant accounting policies, the following may involve a higher degree of judgment and complexity:

  •
  Impairment of intangible assets.

  •
  Exceptional items.

  •
  Pensions and post-retirement medical benefits.

  •
  Variable interest entities.

Our accounting policies under UK GAAP, including these critical accounting policies, are provided on pages F-8 to F-12 in our consolidated financial statements. Our differences between UK and US GAAP are explained in Note 31 in our consolidated financial statements.

  •
  Impairment of intangible assets. Under UK GAAP goodwill is evaluated for impairment when events and circumstances indicate that the assets may be impaired. If indicators are identified, an impairment is recognised where the discounted cash flows generated by the income generating unit is less than the net book value of the assets and liabilities, including goodwill, of the income generating unit. Under US GAAP goodwill is tested for impairment annually using a two-step process. Step one is to test for potential impairment, and requires that the fair value of the reporting unit be compared to its carrying value including goodwill. The fair value of the reporting unit is calculated based on discounted future cash flows. If the fair value is higher than the carrying value, no impairment is recognised. If the fair value is lower than the carrying value, a second step is performed. The second step is to measure the amount of impairment loss, if any, and requires that assets and liabilities, including unrecognised intangible assets, be assigned fair values in a hypothetical purchase price allocation to determine the implied fair value of goodwill. This fair value is then compared to the carrying value of goodwill. If the implied fair value is lower than the carrying value, an impairment is recognised for the difference. The determination of discounted cash flows for our income generating units and reporting units are based upon estimates that reflect our assumptions about discount rates, selling prices, production and sales volume levels, costs, and market conditions over the estimated operating period.

    Under both UK GAAP and US GAAP brand intangible assets are tested for impairment annually. An impairment is recognised where the carrying value of the brand intangible asset is lower than its fair value. We calculate the fair value of our brands using a royalty rate model based on five year forecasts and terminal growth rates, discounted using an estimated weighted average cost of capital. If the assumptions related to the fair value calculation of tangible and intangible assets vary significantly from future events, an impairment charge may be required in the future.

    During the three years ended 31 August 2004 we did not identify any impairment of our goodwill under UK GAAP or US GAAP, or of our brand intangible asset under UK GAAP. Under US GAAP we have recognised an impairment on brand intangibles of £69 million (2003: nil, 2002: nil). For further information, see Note 31 to our Audited Consolidated Financial Statements. Our estimation of the impairment charge is affected by our assumptions on economic conditions, expectations about our markets and our operating performance. These factors may change over time and may cause additional impairment charges in the future. Our fair values are sensitive to the discount rate chosen and the terminal growth rate. A 1% increase in the discount rate would have resulted in an approximately £5 million higher impairment charge. A 1% decrease in the terminal growth rate would have resulted in an approximately £4 million higher impairment charge.

  •
  Exceptional items. Under UK GAAP, exceptional items are material charges or gains that are associated with the ordinary activities of the Group that the Board of Directors determine, individually or if a similar type in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. Such items are included within the profit and loss account heading and disclosed in the notes to the consolidated financial statements. We are required to make a significant degree of judgment in determining which items should be separately disclosed as exceptional items. Under US GAAP, there is no such concept as exceptional items. Exceptional items would not be considered extraordinary or non-operating items under US GAAP.

  •
  Pensions and post-retirement medical benefits. In accordance with FRS No. 17—Retirement benefits, the operating and financing costs of pension and post-retirement schemes are recognised separately in the profit and loss account. Service costs are systematically spread over the service lives of the employees and financing costs are recognised in the period in which they arise. Financing costs include the interest cost and the expected return on assets (calculated using the market value of assets). The costs of past service benefit enhancements, settlements and curtailments are also recognised in the period in which they arise. The difference between actual and expected returns on assets during the year, including changes in actuarial assumptions, are recognised in the statement of total recognised gains and losses. The surplus or deficit in the plans is reported within the Group's net assets.

  Under US GAAP, SFAS No. 87—Employers' Accounting for Pensions, the current service cost, the interest cost and the expected return on assets (calculated using a smoothed market value of assets) are all charged (or credited) to operating profit. The difference between actual and expected returns on assets during the year, including changes in actuarial assumptions, are amortised through operating profit over the average remaining service lives of the employees. Where the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets, a liability must be recognised in the statement of financial position. If this liability exceeds the unrecognised prior service cost, the excess is recorded as a reduction of shareholders' equity, net of tax.

  Inherent in these actuarial valuations are key assumptions, including discount rates and expected returns on the plan assets. We are required to consider market conditions, including potential changes in interest rates, in selecting these assumptions. Actual changes in related pension and post-retirement benefit costs in the future may vary from the assumptions used to estimate such items. If actual changes are different from these assumptions, the cost of providing these benefits could increase or decrease. The following disclosures illustrate the impact of changes in certain key assumptions.

    The finance charges included in the profit and loss account for post employment benefit plans are partly calculated by assuming an estimated rate of return on the assets held by the post employment plans of which the most significant categories of assets are equities and bonds. A one percentage point increase in the assumptions used for the assets would have improved profit before taxation for the year ended 31 August 2004 by approximately £19 million.

    The rates used to discount the liabilities of the post employment plans are determined using rates of return on corporate bonds. A half a percentage point decrease in the discount rate assumption used to determine the profit and loss charge for the year ended 31 August 2004 would have improved profit before tax by approximately £15 million. A half a percentage point decrease in the discount rate assumption used to determine the post employment liability at 31 August 2004 would have increased the liabilities by approximately £183 million

    The net liability for post employment benefit plans is partly determined by the market values at the end of the year of the assets owned by the plans. A 10% movement in equity values would increase/decrease the net pension liability before tax at 31 August 2004 by approximately £93 million.

  •
  Consolidation of Variable Interest Entities. Under US GAAP consolidation is required for entities whose equity holders have either (a) not provided sufficient equity at risk to allow the entity to finance its own activities or (b) do not possess certain characteristics of a controlling financial interest. Consolidation of these entities, known as variable interest entities ("VIEs"), is required if we are deemed to be the primary beneficiary of the entity. The primary beneficiary would bear the majority of the risk of loss from the entity's activities, be entitled to receive a majority of the entity's residual returns, or both. For certain of our arrangements, a computation of expected losses and expected residual returns is required to reach a conclusion on primary beneficiary status. Our computation utilises expected cash flows of the parties to the arrangements for future periods. These cash flows are utilised for the computation of expected losses and expected residual returns, which allows for variability and probability of these cash flows. Any party that is determined to have greater than 50% of the expected losses or expected residual returns would be deemed the primary beneficiary and would be required to consolidate the entity. We have determined that we are not the primary beneficiary for any of its VIEs. If assumptions used were deemed inaccurate, we may have been deemed the primary beneficiary and required to consolidate certain underlying VIEs.

Recent Accounting Standards

UK GAAP

The UK Accounting Standards Board has issued recent Financial Reporting Standards. We comply with these standards to the extent detailed below.

FRS No. 17—Retirement benefits.    This standard replaced SSAP No. 24 and requires that the profit and loss account shows separately the ongoing service cost, interest cost and expected return on assets. Service costs are systematically spread over the service lives of employees and financing costs are recognised in the period they arise. The difference between actual and expected returns on assets, fluctuations in market values of assets and liabilities and changes in actuarial assumptions are reflected in the statement of total recognised gains and losses.

We adopted FRS No. 17 in full from 1 September 2003. For the year ended 31 August 2003 the overall charge to profit before tax was £49 million, compared to the SSAP No. 24 charge of £45 million. The post tax deficit included in the 31 August 2003 balance sheet, under FRS No. 17, was £405 million compared to the SSAP No. 24 asset of £147 million.

UITF Abstract No. 38—Accounting For ESOP trusts.    In December 2003, the ASB issued UITF Abstract No. 38—Accounting for ESOP trusts which supersedes UITF Abstract No. 13. UITF Abstract No. 38 changes the presentation of shares held in an ESOP trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders' funds. In addition the ASB issued related amendments to UITF Abstract No. 17—Employee share schemes. UITF Abstract No. 17 has been amended to reflect the consequences for the profit and loss account of the changes in the presentation of own shares held by an ESOP trust. Amended Abstract 17 requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (ie the "intrinsic value" of the award). The expense was previously determined either as the intrinsic value or, where purchases of shares had been made by an ESOP trust at fair value, by reference to the cost or book value of shares that were available for the award.

We adopted these standards in full from 1 September 2003. As a result of the adoption of UITF Abstract No. 38 shareholders' equity as at 31 August 2003 was reduced by £129 million. There was no impact on profit before tax for the year ended 31 August 2003.

FRS No. 5—Reporting the substance of transactions (Application Note G—revenue recognition).    An application note (Note G—revenue recognition) for FRS 5 was issued in December 2003 and became effective for accounting periods ending on or after 23 December 2003. The adoption of this standard has resulted in a number of items previously classified as other operating costs to be treated as discounts, reducing turnover by £93 million for the year ended 31 August 2003 (2002: £80 million). There was no impact on profit before tax.

International Financial Reporting Standards

All EU companies listed on an EU stock exchange will be required to report their consolidated accounts in accordance with International Financial Reporting Standards ("IFRS"), as published by the International Accounting Standards Board ("IASB"), for all accounting periods commencing on or after 1 January 2005.

Accordingly, we will present our first set of full financial statements under IFRS for the year ending 31 August 2006. This will require a full profit and loss account, balance sheet and cash flow statement for the year ending 31 August 2005 for comparative purposes. For US GAAP reporting, the US Securities and Exchange Commission has yet to determine whether we are also required to present comparatives for the year ended 31 August 2004.

We have established a project team to ensure that appropriate processes and procedures are in place to achieve the transition to IFRS. The project team is addressing all implementation aspects, including changes to accounting policies, systems implications and wider business issues that may arise. The implementation plan is dependent upon the completion of the standard-setting process by the IASB and the endorsement of such standards by the EU.

We have not yet determined the full effects of adopting IFRS. However, at this stage we believe that the major differences between our current accounting practice and IFRS will relate to accounting for financial instruments, accounting for business combinations, and accounting for fixed assets and stock under the agriculture standard.

US GAAP

SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.    In May 2003, the FASB issued SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, previously accounted for as equity, be classified as liabilities. SFAS No. 150 was effective for financial instruments entered into or modified after 31 May 2003 and was otherwise effective at the beginning of the first interim period beginning after 15 June 2003. The adoption SFAS No. 150 did not have a material impact on our financial position and results of operations.

FASB Interpretation no. 46(R)—Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.    In January 2003, the FASB issued Interpretation No. 46—Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). In December 2003, the FASB issued a revision to FIN 46 to make certain technical corrections and address certain implementation issues that had arisen ("FIN 46(R)"). FIN 46(R) requires the consolidation of a variable interest entity (VIE) if we are deemed to be the primary beneficiary of the VIE. The primary beneficiary would bear the majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIEs losses), or both.

We have assessed all of our relationships under FIN 46(R) and determined that our franchise arrangements required further analysis. Since its inception, we have entered into arrangements with franchisees whereby we will receive royalty payments based on franchisee sales, and in certain cases, property lease payments. In addition, we may in certain cases guarantee financing of the franchisee or enter into notes receivable from franchisees. We do not possess any ownership interest in any franchisee organisation nor do we typically provide any financial support to franchisee organisations.

As a result of our analysis, we have determined that 976 franchisees qualify as VIEs. Franchisee entities generally qualify as VIEs due to the existence of one or more of the following arrangements with us: property leases, notes payable or royalty payments. Additionally, we have determined that we are not considered the primary beneficiary for any of the VIEs.

We have made, and continue to make, efforts to obtain financial information from franchisees that are considered VIEs. We have obtained recent unaudited financial information for 144 VIEs. Financial information for the remaining population of VIEs has not been obtained, as this information had not been requested to be submitted to us in the past. The following is a summary of the financial information obtained:

Year ended 31 August 2004
£ (million) (unaudited)
Assets	31
Liabilities	25

Our maximum exposure to loss relating to the VIEs is limited to the receipt of royalty payments (up to 5.9% of the franchise's gross sales), promissory notes from various franchisees, and lease payments on property leased by us and sub-leased to franchisee organisations, which amounts to £292 million as of 31 August 2004. For the year ended 31 August 2004, royalty and lease income recorded by us for the VIEs was £20 million and £37 million, respectively. The adoption of FIN 46(R) did not have a material impact on our financial position and results of operations.

SFAS No. 132(R)—Employer's Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106.    In December 2003, the FASB issued SFAS No. 132(R)—Employer's Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106. The revision of SFAS No. 132 does not change the measurement or recognition of post retirement benefit plans required by SFAS No. 87—Employers' Accounting for Pensions, SFAS No. 88—Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits and SFAS No. 106—Employers' Accounting for Postretirement Benefits Other than Pensions. This statement retains the disclosure requirements of SFAS No. 132, which it replaces. It requires additional disclosures about assets, investment strategy, measurement dates, obligations of defined benefit pension plans and other defined benefit postretirement plans. We have provided the additional disclosures in respect of our postretirement plans in Note 4 and Note 31 to the consolidated financial statements.

FASB Staff Position No. 106-2—Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.    In December 2003, the United States Congress signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") that introduces a prescription drug benefit under Medicare Part D. In May 2004, the FASB issued Staff Position ("FSP") No. 106-2—Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. FSP No. 106-2 is effective for the first interim or annual period beginning after 15 June 2004. We are in the process of determining whether the benefits covered by our US plans are "actuarially equivalent" to Medicare Part D under the Act. Consequently, the US GAAP accumulated postretirement benefit obligation and net period postretirement benefit cost included in the consolidated financial statements do not reflect the effects of the Act on the implementation of FSP No. 106-2.

EITF No. 03-1—The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.    In June 2004, the Emerging Issues Task Force issued EITF Issue No. 03-1—The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The issue sets forth guidance with respect to the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of SFAS No. 115—Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115") and equity securities that are not subject to the scope of SFAS No. 115 and not accounted for under the equity method of accounting. The Task Force reached a consensus that the EITF 03-1 application guidance should be used to determine when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealised losses that have not been recognised as other-than-temporary impairments. The disclosure requirements for investments within the scope of SFAS No. 115 are effective for annual financial statements for fiscal years ending after 15 December 2003 and 15 June 2004 for investments not subject to SFAS No. 115. EITF 03-1's recognition and measurement guidance should be applied in evaluating other-than-temporary impairment in reporting periods beginning after 15 June 2004. There were no unrealised losses requiring additional disclosures in our 31 August 2004 financial statements. We will continue to evaluate the impact of EITF 03-1 on our financial position and results of operations.

Reconciliation to US GAAP

Our Audited Consolidated Financial Statements have been prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. The significant differences between UK GAAP and US GAAP as they relate to our net income are summarized below.

	Year ended 31 August
	2004	2003 (Restated)	2002 (Restated)
	£	£	£
	(million)
Net income in accordance with UK GAAP	356	337	391
Adjustments to conform to US GAAP:
Brands	(69)	–	–
Goodwill	42	42	38
Other intangible assets	(3)	(3)	(4)
Stock	(14)	(23)	(65)
Restructuring costs	–	(7)	4
Pension costs and other post-retirement benefits	(26)	24	29
Share compensation	(17)	5	–
Derivative instruments and debt translation	205	(61)	90
Mexican excise rebate	–	(40)	(54)
Franchise income	(6)	(10)	(9)
Deferred taxation	(18)	18	(12)
Other	6	(3)	(1)

Net income in accordance with US GAAP	456	279	407

Net income in accordance with US GAAP:
Continuing activities	436	279	407
Discontinued activities	20	—	—

	456	279	407

Restatement of previously reported US GAAP information

We have identified an error in our prior reconciliation to US GAAP. The error relates to the foreign currency translation of certain assets and liabilities in connection with past business combinations. As a result, we have restated the US GAAP reconciliations for prior periods, see "Item 3—Key Information, note (8)" for a full explanation of this restatement.

Brands, goodwill and other intangible assets

Under UK GAAP, goodwill arising on acquisitions of a business since 1 September 1998 is capitalised and is held in pounds sterling and amortised by equal instalments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Purchased intangible assets are capitalised and amortised over their estimated useful economic lives on a straight-line basis, except for purchased brand intangible assets. Purchased brand intangible assets are considered by the Board of Directors, to have an indefinite life given the proven longevity of premium spirits brands and the continued level of marketing support. We do not amortise purchased brand intangible assets but they are subject to annual impairment reviews.

In the year ended 31 August 2004 impairment losses on intangible fixed assets totalled £69 million (2003: £nil, 2002: £nil) which were determined using the discounted cash flow method. The principal impairment is in relation to the Kuemmerling® brand in Germany, where there has been a slow down in the domestic economy. Whilst brand growth is still projected, it will be from a lower base and at a lower rate than the assumptions originally used to value the brand under US GAAP.

Under US GAAP, prior to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 141—Business Combinations and SFAS No. 142—Goodwill and Other Intangible Assets, goodwill and other intangible assets arising on acquisition were capitalised and amortised over their useful economic lives, but not exceeding 40 years. We adopted the provisions of SFAS No. 141 as at 1 July 2001, and SFAS No. 142 as at 1 September 2001. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination are no longer amortised and are subjected to annual impairment testing. Accordingly, net income no longer includes amortisation of brands, and goodwill amortisation recognised under UK GAAP is reversed. Under SFAS No. 52 purchase accounting adjustments of acquired assets, liabilities and goodwill should be translated into the functional currency of the entity to which they relate.

The amount of goodwill under UK GAAP differs from that under US GAAP due to currency translation, amortisation and the difference in fair values allocated to intangible assets (including significant brands), stock, and the exclusion from the purchase price consideration of certain costs.

Stocks

Under UK GAAP, stock acquired through a business combination is valued at the lower of replacement cost and net realisable value. Under US GAAP, stock acquired through a business combination reflects the selling price less costs to complete, costs of disposal and a reasonable element of profit for the selling effort by the acquiring company. The GAAP difference relates to maturing stock, which is being released over a number of years when it is sold to third parties.

Restructuring costs

Under UK GAAP, provisions are made for restructuring costs once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. Provision is made for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. US GAAP requires a number of specific criteria to be met before restructuring costs can be recognised as an expense. Also, to the extent restructuring costs are related to the activities of an acquired company, US GAAP allows them to be recognised as a liability upon acquisition provided certain specific criteria are met whereas UK GAAP does not. Accordingly, timing differences arise between UK GAAP and US GAAP recognition of restructuring costs.

Pension costs and other post-retirement benefits

In accordance with FRS No. 17—Retirement benefits, the operating and financing costs of pension and post-retirement plans are recognised separately in the profit and loss account. Service costs are systematically spread over the service lives of the employees and financing costs are recognised in the period in which they arise. Financing costs include the interest cost and the expected return on assets (calculated using the market value of assets). The costs of past service benefit enhancements, settlements and curtailments are also recognised in the period in which they arise. The difference between actual and expected returns on assets during the year, including changes in actuarial assumptions, are recognised in the statement of total recognised gains and losses. The surplus or deficit in the plans is reported within our net assets.

Under US GAAP, SFAS No. 87—Employers' Accounting for Pensions, the current service cost, the interest cost and the expected return on assets (calculated using a smoothed market value of assets) are all charged (or credited) to operating profit. The difference between actual and expected returns on assets during the year, including changes in actuarial assumptions, are amortised through operating profit over the average remaining service lives of the employees. Where the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets, a liability must be recognised in the statement of financial position. If this liability exceeds the unrecognised prior service cost, the excess is recorded as a reduction of shareholders' equity, net of tax.

Share compensation

Under UK GAAP, the cost of share option plans is determined based on the excess of the option price of the underlying options and the market value at the date of the grant. Under US GAAP, compensation for fixed plan awards is determined at the date of grant, based on the cost of the fair value of the shares subject to the award, less the option exercise or purchase price, if any, except for allowable discounts with respect to certain qualified plans where the discount is no greater than 15% of the fair value of the shares. Compensation costs for variable plan awards are estimated at the end of each period from the date of grant to the date final compensation costs are determinable based on the difference between the fair value of the shares subject to the award and the option exercise or purchase price. Such cost is allocated to compensation expense over the vesting period and, if performance criteria are applicable to the award, based on actual performance attained.

Derivative instruments and debt translation

Our foreign currency, interest rate and commodity contracts that hedge against forecast exposures do not meet the US GAAP hedge accounting criteria. Under US GAAP, these contracts are marked to market at the balance sheet date and gains and losses arising are included in net income. Under UK GAAP, these gains and losses can be deferred until the hedged transactions actually occur.

Under UK GAAP, where we issue or hold foreign currency debt outside of our domestic country, translation gains and losses together with foreign exchange gains and losses on related cross currency swaps, are recorded in reserves. Under US GAAP, we do not meet the hedge accounting criteria and therefore both translation gains and losses on such debt and the mark to market on related swaps are recorded in income.

We may enter into foreign currency contracts to hedge the purchase price consideration on certain acquisitions. Under UK GAAP, the gains and losses arising on these foreign currency contracts are recognised in the purchase price consideration. Under US GAAP, the gains and losses arising on these foreign currency contracts are recognised within net income.

Franchise income

We have entered into agreements to sell the right to develop multiple stores within a specified territory, which entitles us to non-refundable franchise fees. Under UK GAAP, these franchise fees are recognised upon signing of the agreement. Under US GAAP, the revenue recognition is based on store openings or until the rights to develop the territory have been forfeited.

Mexican excise rebate

Under UK GAAP, we recognised the amount due when offset against future excise duty and other taxes payable. Under US GAAP, the Mexican excise rebate was recognised upon the issuance of a favourable court judgment and additional interest and inflation adjustments are recognised as they accrue.

Deferred taxation

Other than the tax effect of other UK to US GAAP differences there was only one material difference in the two years ended 31 August 2003 between UK GAAP and US GAAP. This difference related to the recognition criteria for recording deferred tax assets under US GAAP and UK GAAP. Under US GAAP, the calculation of current and deferred tax assets is based on the probable tax treatment of the tax position taken. Once it is determined that there is a probable deferred tax asset, it is then reduced by a valuation allowance to the extent it is deemed more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realised. Under UK GAAP, both the existence of the asset and the probability of its recoverability are considered in combination, and a deferred tax asset is recognised only to the extent that its existence and recoverability are more likely than not.

Item 6. Directors, Senior Management and Employees

Our Board of Directors and Executive Officers oversee our administration. Our Board of Directors provide our overall direction, strategy, performance and management. Our Articles of Association require our Board of Directors to be comprised of between 3 and 20 members. Our Board of Directors currently consists of 9 members, the majority of which are Non-Executive Directors. Our Board of Directors generally meets at least six times a year and focuses on strategic issues and financial performance. Directors are elected at our annual shareholders' meetings by holders of our ordinary shares for a maximum three-year term. Our Board of Directors has established five committees, the Audit Committee, the Remuneration Committee, the Nomination Committee, the Executive Committee and the Financing Committee to assist in its duties and as a measure of internal control. Our Board of Directors delegates day-to-day management to our Executive Officers, a group which includes all of our Executive Directors. Our Board of Directors has appointed our current Executive Directors and our other Executive Officers for a one-year rolling term.

Our independent Non-Executive Directors (including our independent Chairman) do not have service agreements with the Group. It is our policy to appoint Non-Executive Directors for an initial period of three years renewable for a further period of three years, subject to election and re-election by our shareholders in our general meeting. The Board of Directors has to ratify any further period of appointment after this six year period. Following completion of his second three year term, Donald Brydon has been reappointed by the Board of Directors on an annual basis. The Non-Executive Chairman has a letter of appointment dated 29 January 2002 which requires not less than 12 months' notice of termination to be given by either party.

Directors and Executive Officers

The following table sets out information with respect to our Directors and Executive Officers as at 30 November 2004.

Name	Age	Position	Director since
Directors:
Sir Gerry Robinson	56	Non-Executive Chairman	2002
Philip Bowman	51	Chief Executive; Director	1998
Graham Hetherington	45	Chief Financial Officer; Director	1999
David Scotland	56	President, Wines; Director	1995
Richard Turner	55	President, Global Operations, Spirits & Wine; Director	1999
Paul Adams	51	Non-Executive Director	2003
Bruno Angelici	57	Non-Executive Director	2003
Donald Brydon	59	Senior Independent Non-Executive Director	1997
John Rishton	46	Non-Executive Director	2003
Other Executive Officers:
Diana Houghton	41	Director of Corporate Development	N/a
Kim Manley*	42	Chief Marketing Officer, Spirits & Wine	N/a
Terence Nolan (appointed 1 March 2004)	51	Group Director of Human Resources	N/a
Leonard Quaranto	57	General Counsel & Company Secretary	N/a

*
On 15 December 2004 Kim Manley, former Chief Marketing Officer, Spirits & Wine resigned from the Group.

The business address of each of the above Directors and Executive Officers is The Pavilions, Bridgwater Road, Bedminster Down, Bristol BS13 8AR, England.

The following are brief biographies of each of our Directors and Executive Officers:

        Sir Gerry Robinson, Non-Executive Chairman.    Sir Gerry Robinson joined us as a Non-Executive Director in February 2002 and became Non-Executive Chairman on 1 April 2002. He was Chairman of Granada until February 2001 and Chairman of Arts Council England until January 2004. He was also previously Chairman of British Sky Broadcasting Group and ITN.

        Philip Bowman, Chief Executive.    Mr. Bowman joined us as Group Finance Director in 1998 and was appointed our Chief Executive in August 1999. He has previously served as an Executive Director of Bass and Coles Myer, a Non-Executive Director of British Sky Broadcasting Group and Chairman of Liberty. He is currently a Non-Executive Director of Burberry.

        Graham Hetherington, Chief Financial Officer.    Mr. Hetherington joined us in 1991 and our Spirits & Wine business in 1995. He was appointed Finance Director of the Spirits & Wine business in 1998. He was appointed a Director in June 1999 and was appointed Chief Financial Officer in August 1999.

        David Scotland, President, Wines.    Mr. Scotland has been a Director of our Spirits & Wine business since 1992 and one of our Directors since 1995. Mr. Scotland became President, Wines in January 2002. He is also a Non-Executive Director of Photo-Me International and Brixton and was previously a Non-Executive Director of The Thomson Travel Group.

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

        Donald Brydon, Senior Independent Non-Executive Director.    Mr. Brydon joined us as a Non-Executive Director in 1997 and is Chairman of the Allied Domecq pension trusts. He is Chairman of AXA Investment Managers, Smiths Group and the London Metal Exchange and a Non-Executive Director of Scottish Power. Mr Brydon will be retiring from the Board on 27 January 2005.

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

        Terence Nolan, Group Director of Human Resources.    Mr. Nolan joined us in 1 March 2004. Prior to joining us, he held various human resources positions with Unilever, most recently as Senior Vice President of Human Resources for their Home and Personal Care division in Latin America.

        Leonard Quaranto, General Counsel & Company Secretary.    Mr. Quaranto joined us in August 2001 following more than 20 years' experience as international counsel in global consumer goods businesses.

Committees of Our Board of Directors

Remuneration Committee

The Remuneration Committee determines the remuneration policy as well as the terms and conditions of service and the cessation of service of the Executive Directors and the Chairman. The Chairman does not participate in decisions regarding his own remuneration. It also reviews external appointments offered to Group executives. The Remuneration Committee generally meets at least twice per year and met three times during the financial year ended 31 August 2004. Its members are not eligible for any share options, bonuses or pension entitlements. The committee has access to the services of independent advisors as it requires. The committee is comprised of all the Non-Executive Directors, including the independent Chairman. David Malpas was Chairman of the Remuneration Committee until his retirement from the Board on 20 October 2003. Donald Brydon was appointed as Chairman of the Remuneration Committee with effect from 20 October 2003. Bruno Angelici has been appointed Chairman of the Remuneration Committee with effect from 28 January 2005.

Audit Committee

The Audit Committee monitors and reviews our system of financial and operational controls. The Audit Committee is responsible for appointing the independent auditors, subject to shareholder approval, and oversees their objectivity and effectiveness. The Audit Committee also considers our compliance with the Principles of Good Governance and Code of Best Practice, which together comprise the Combined Code appended to the Listing Rules of the UK Financial Services Authority. The Audit Committee can request our independent auditors, Executive Directors and Executive Officers and any other officers of the Group to attend its meetings. Additionally, our internal and independent auditors have direct access to the committee to raise any matters of concern. The Audit Committee met twice during the financial year ended 31 August 2004. Going forward the Committee is required to meet at least three times each year. The Audit Committee receives periodic reports summarising audit issues and related corrective actions planned as well as reports from the internal audit function, the independent auditors and management. The Audit Committee also reviews our annual financial statements before their submission to the Board of Directors. The Committee approves all services to be provided to the Group by the independent auditor, including audit, audit-related and non-audit services. The Committee has approved detailed procedures regarding "up the ladder" reporting of violations of US securities laws and procedures in an effort to ensure compliance with the provisions of the Sarbanes-Oxley Act of 2002 regarding auditor objectivity and independence. The Committee is comprised of all the Non-Executive Directors, including the independent Chairman. Peter Jacobs was Chairman of the Audit Committee until his retirement from the Board on 30 January 2004. John Rishton was appointed as Chairman of the Audit Committee with effect from 30 January 2004.

Nomination Committee

The Nomination Committee has responsibility for leading the process for Board appointments and making recommendations to the Board. It is comprised of a majority of independent Non-Executive Directors and meets from time to time as required. The Committee met once during the financial year ended 31 August 2004 in connection with the appointments of Paul Adams and John Rishton to the Board. Prior to the appointment of a new Director, the Nomination Committee will generally utilise the services of an executive search consultancy to identify suitable candidates who match the role specification prepared and have the experience required. Members of the Nomination Committee interview potential candidates prior to formal consideration by the full Committee and the decision to make an appointment. Sir Gerry Robinson is the Chairman of the Nomination Committee.

Executive Committee

Our Board of Directors delegates authority to the Executive Committee to:

  •
  formalise our strategy;

  •
  run our day-to-day operations;

  •
  approve projects within capital expenditure limits set by our Board of Directors; and

  •
  lead the management development process.

The committee is comprised of the Executive Directors and certain Executive Officers.

Financing Committee

The Financing Committee has responsibilities related to the financing of approved acquisitions and the refinancing of debt. The committee is comprised of the Chairman, Executive Directors and other members of senior management.

Compensation of Directors and Executive Officers

The aggregate compensation that we paid to our Directors and Executive Officers as a group (including Tom Brown, who resigned as Group Human Resources Director on 31 October 2003) for the year ended 31 August 2004 for services in all capacities plus a payment during the year to a former Director amounted to £8.272 million. The aggregate amount includes contingent or deferred compensation accrued during the year, even if payable at a later date, but excludes long term incentive awards.

The table below sets out the remuneration that we paid to our Executive Directors during the year ended 31 August 2004:

	Salaries/fees	Performance- related bonuses(1)	Benefits	Total
	£	£	£	£
	(thousand)
Philip Bowman(2)	730	1,125	332	2,187
Graham Hetherington(2)	357	529	93	979
David Scotland(2)	374	570	115	1,059
Richard Turner	344	520	20	884
Payment to former Director(3)	–	–	–	270

Notes:

(1)
The performance-related bonus figures shown above include the deferred and matching elements of the bonus which are shown below and used to purchase our ordinary shares. The deferred bonus shares are subject to forfeit in certain circumstances and 50% of these ordinary shares will be transferred to the employee after a deferral period of two years with the remaining 50% of the shares transferred after a deferral period of three years. The matching ordinary shares are transferred to the employee at the same time as the deferred bonus shares and are conditional, except under exceptional circumstances, on continued employment with us. Therefore a significant amount of the performance-related bonus figure shown above is not received by the employee until the ordinary shares are transferred to him.

	Cash bonus	Deferred amount	Matching investment	Total
	£	£	£	£
	(thousand)
Philip Bowman	375.00	375.00	375.00	1,125.00
Graham Hetherington	176.40	176.40	176.40	529.20
David Scotland	190.00	190.00	190.00	570.00
Richard Turner	173.25	173.25	173.25	519.75
(2)
Philip Bowman's, Graham Hetherington's and David Scotland's benefits include allowances in lieu of pension contributions.

(3)
The Payment to former Director is in respect of a phantom arrangement related to share options of George McCarthy who retired as an Executive Director on 29 February 2000.

The table below sets out the pension entitlements of our Directors:

	Accrued pension at 31 August 2004 £ (thousand) p.a.	Accrued pension at 31 August 2003 £ (thousand) p.a.	Additional pension earned to 31 August 2004 (including inflation increase) £ (thousand) p.a.	Transfer value at 31 August 2004 £ (thousand)	Transfer value at 31 August 2003 £ (thousand)	Change in transfer value £ (thousand)	Additional pension earned to 31 August 2004 (excluding inflation increase) £ (thousand) p.a.	Transfer value of the increase in pension (excluding inflation) £ (thousand)
Graham Hetherington	31	37	(6)	342	380	(38)	(7)	(74)
David Scotland	41	36	5	704	600	104	3	60
Richard Turner	230	217	13	3,793	3,419	374	7	107

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

The table below sets out fees we paid to our Non-Executive Directors during the year ended 31 August 2004:

Fees
£ (thousand)
Sir Gerry Robinson	200
Paul Adams (appointed 5 December 2003)(1)	30
Bruno Angelici	40
Donald Brydon(2)	69
Sir Ross Buckland (retired 30 January 2004)	17
Peter Jacobs (retired 30 January 2004)	19
David Malpas (retired 20 October 2003)	6
John Rishton (appointed 5 December 2003)	33

Total	414

Notes:

(1)
Constitutes fees paid directly to Mr Adams' principal employer, British American Tobacco p.l.c.

(2)
Mr Brydon's fee as Senior Independent Non-Executive Director includes fees for his roles as Chairman of the Remuneration Committee and Chairman of the Allied Domecq pensions trusts.

Under our Deferred Bonus Plan, we pay Executive Directors, Executive Officers and certain senior executives bonuses based on the Group's earnings per share growth and completion of key management objectives. Under the plan, between a minimum of 25% and a maximum of 50% of the bonus award is deferred into our ordinary shares or ADSs with the remainder paid in cash. After these deferral periods of 2 and 3 years and subject to the executive remaining employed by us, we will match that portion of the bonus that is deferred into our ordinary shares or ADSs on a one for one basis. If a participant's employment with us terminates prior to the end of the 2 or 3 year deferral periods, the participant is generally only entitled to receive those ordinary shares that comprise his deferred bonus award.

The following Executive Directors are entitled to receive the following matching ordinary shares under the Deferred Bonus Plan. The deferred bonus shares, which are forfeitable in specific circumstances, are beneficially owned by our Directors and are included in the share ownership table set out in the section entitled "—Director and Executive Officer Share Ownership" below.

Deferred Bonus Plan	Award in respect of fiscal year	Ordinary shares	Matching award date
Philip Bowman	2002	62,579	31 August 2005
	2003	89,239	50%—31 August 2005 50%—31 August 2006
	2004	77,962	50%—31 August 2006 50%—31 August 2007
Graham Hetherington	2002	31,035	31 August 2005
	2003	43,682	50%—31 August 2005 50%—31 August 2006
	2004	36,673	50%—31 August 2006 50%—31 August 2007
David Scotland	2002	16,942	31 August 2005
	2003	46,713	50%—31 August 2005 50%—31 August 2006
	2004	39,501	50%—31 August 2006 50%—31 August 2007
Richard Turner	2002	15,619	31 August 2005
	2003	21,469	50%—31 August 2005 50%—31 August 2006
	2004	36,018	50%—31 August 2006 50%—31 August 2007

Under the Service Agreements entered into with Philip Bowman, Graham Hetherington, David Scotland and Richard Turner, if we terminate the Service Agreements without cause we will be liable to the relevant Director for a sum broadly equal to 95% of the aggregate amount of such person's respective annual base salary, contractual benefits and bonuses. Under the Letters of Appointment with Sir Gerry Robinson and Diana Houghton and the Service Agreements entered into with Leonard Quaranto and Terence Nolan, if we terminate the Appointments or the Service Agreements without cause and on less than 12 months' notice, we will be liable to the relevant Director or Executive Officer for up to one year of compensation.

Options to Purchase Our Securities

The following table provides summary information for each of our Directors who hold options or other rights to acquire our ordinary shares as at 30 November 2004. As at 30 November 2004, our Directors and Executive Officers as a group held options or other rights to acquire 5,463,490 of our ordinary shares, excluding those matching ordinary shares received as compensation under the Deferred Bonus Plan referred to above in the section entitled "—Compensation of Directors and Executive Officers".

	Fiscal year of grant	Number of ordinary shares subject to option	Exercise price of ordinary share in pence	Earliest exercise date	Expiry date
SAYE Scheme 1999
Graham Hetherington	2000	6,440	262	1 January 2005	30 June 2005
Inland Revenue Approved Executive Share Option Scheme 1999
Philip Bowman	2003	7,853	382	1 November 2005	31 October 2012
Graham Hetherington	2003	7,853	382	1 November 2005	31 October 2012
David Scotland	2003	7,853	382	1 November 2005	31 October 2012
Richard Turner	2003	7,853	382	1 November 2005	31 October 2012
Executive Share Option Scheme 1999
Philip Bowman	2000	500,000	342	1 November 2002	31 October 2009
	2003	434,882	382	1 November 2005	31 October 2012
	2004	495,430	383	23 October 2006	22 October 2013
Graham Hetherington	2003	131,872	382	1 November 2005	31 October 2012
	2004	159,921	383	23 October 2006	22 October 2013
David Scotland	2000	350,877	342	1 November 2002	31 October 2009
	2003	144,699	382	1 November 2005	31 October 2012
	2004	165,861	383	23 October 2006	22 October 2013
Richard Turner	2003	132,788	382	1 November 2005	31 October 2012
	2004	151,697	383	23 October 2006	22 October 2013
Long Term Incentive Scheme 1999
Philip Bowman	2003	321,989	0.1	1 November 2005	31 October 2012
	2004	360,313	0.1	23 October 2006	22 October 2013
Graham Hetherington	2003	79,842	0.1	1 November 2005	31 October 2012
	2004	91,383	0.1	23 October 2006	22 October 2013
David Scotland	2003	87,172	0.1	1 November 2005	31 October 2012
	2004	94,778	0.1	23 October 2006	22 October 2013
Richard Turner	2003	80,366	0.1	1 November 2005	31 October 2012
	2004	86,684	0.1	23 October 2006	22 October 2013

We have adopted nine employee share plans to incentivise participants to promote the long-term success of the business. Our plans include (1) our SAYE Scheme 1999, (2) our International SAYE Scheme 1999, (3) our United States Share Purchase Plan, (4) our Inland Revenue Approved Executive Share Option Scheme 1999, (5) our Executive Share Option Scheme 1999 (incorporating a US Schedule), (6) our Share Appreciation Rights Plan 1999, (7) our Long Term Incentive Scheme 1999, (8) our Deferred Bonus Plan and (9) our Share Partnership Plan. As a result of a review of long term incentive arrangements by the Remuneration Committee during the year, it is proposed to replace the grant of options under the Executive Share Option Schemes with the award of conditional shares under a new Performance Share Plan ("PSP"). Under the PSP, the shares will only be released to the individual to the extent that a performance condition is satisfied. Introduction of the PSP is subject to shareholder approval at the Company's AGM to be held on 28 January 2005.

SAYE Scheme 1999

We have established a "save as you earn" plan, our SAYE Scheme 1999, which was approved by the UK Inland Revenue on 10 November 1999. Under this plan, we may grant all of our Executive Directors, Executive Officers and employees who are subject to certain taxes in the United Kingdom options to purchase our ordinary shares at a price that is not less than 80% of the market value of the shares on the date of grant. The options may vest in three or five years' time, with each participant being able to pay for his or her options utilising the proceeds of a savings contract under which he or she agrees to save a regular monthly amount within set limits. When the option vests, the participant will receive his or her savings back plus a tax-free bonus, which may be used, at the employee's discretion, to exercise the option. Except in limited circumstances, options that are not exercised will lapse if the participant is no longer an employee or after six months from the end of the savings contract. In addition, in the event of a change of control of our company, options may be exercised within six months of the change of control and will thereafter lapse. Options may be adjusted to reflect variations in our share capital. The SAYE Scheme 1999 has been replaced by the Share Partnership Plan described below.

International SAYE Scheme 1999

We established an international "save as you earn" plan, our International SAYE Scheme 1999, on 25 October 1999. Under this plan, we may grant our Executive Directors, Executive Officers and employees options to purchase our ordinary shares at a price that is not less than 80% of the market value of the shares on the date of grant. The options may vest in eighteen months, three years' time or five years' time, with each participant being able to pay for his or her options by utilising the proceeds of a savings contract under which he or she agrees to save a regular monthly amount within set limits. When the option vests, the participant will receive his or her savings back plus interest, which may be used, at the employee's discretion, to exercise the option. Except in limited circumstances, options that are not exercised will lapse if the participant is no longer an employee or after six months after the end of the savings contract. The plan is operated in certain jurisdictions outside of the United Kingdom. Options may be adjusted to reflect variations in our share capital. There have been no options granted under the International SAYE scheme 1999 since those granted during the year ended 31 August 2002.

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

Our Board of Directors may grant options that are subject to performance conditions being fulfilled before a participant can exercise his or her option. Participants may only exercise their options between the third and tenth anniversaries of their date of grant, provided that the performance conditions have been fulfilled. Except in limited circumstances, options that are not exercised will lapse if the holder is no longer an employee. In addition, in the event of a change of control of our company, options may be exercised within six months of the change of control and will thereafter lapse. The exercise price may not be less than the market value of an ordinary share or ADS, as applicable, on the date of grant. Options may be adjusted to reflect variations in our share capital.

In the case of the Inland Revenue Approved Share Option Scheme, we may not grant further options to an individual if as a result the aggregate market value of ordinary shares issued to that individual under the plan would exceed £30,000.

Our Board of Directors and shareholders have approved a US Schedule to the Executive Share Option Scheme 1999 under which options may be granted to US executives that may qualify as "Incentive Stock Options" for the purposes of Section 422 of the Internal Revenue Code of 1986 (as amended), and qualify for favourable tax treatment. It is proposed to replace the grant of options under the Executive Share Option Schemes with the award of forfeitable or conditional shares under the Performance Share Plan.

Share Appreciation Rights Plan 1999

To incentivize employees in jurisdictions where securities or tax laws prevent or restrict the use of the executive share option plans, we adopted our Share Appreciation Rights Plan 1999 on 25 October 1999. Under this plan we may grant our employees share appreciation rights, which provide the employee with an opportunity to receive a cash payment from us that is linked to an increase in the market value of our ordinary shares or ADSs. Our Board of Directors may grant share appreciation rights that are subject to performance conditions being fulfilled before the share appreciation rights can be exercised. Participants may only exercise share appreciation rights between the third and tenth anniversaries of their date of grant, provided that the performance conditions have been fulfilled. Except in limited circumstances, share appreciation rights that are not exercised will lapse if the holder is no longer an employee. In addition, in the event of a change of control of our company, share appreciation rights may be exercised within six months of the change of control and will thereafter lapse. Our Board of Directors decides whether and to whom it will grant share appreciation rights under this plan. The share appreciation rights price may not be less than the market value of an ordinary share or ADS, as applicable, on the date of grant. Share appreciation rights may be adjusted to reflect variations in our share capital.

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

Performance Share Plan ("PSP")

Under the PSP employees will be awarded shares or ADSs in the Company. The shares or ADSs will only be released to the extent that a performance condition is satisfied and the employee remains in employment.

Subject to shareholder approval at our Annual General Meeting on 28 January 2005, it is anticipated that selected executives, including Executive Directors and Executive Officers (who are not within six months of retirement) as designated by the Remuneration Committee will be eligible to participate in the PSP.

Awards may normally only be made within 42 days of the announcement of the Company's results for any period, except on the first operation of the PSP when awards will be made within 42 days of

Shareholder approval. Awards will be made to executives on the recommendation of the Remuneration Committee. Benefits under the PSP will not be pensionable.

Awards will be made on the basis that the shares will be released subject to the satisfaction of a performance condition determined by the Remuneration Committee. There will be no retesting of the performance condition after the end of the performance period. If the performance condition has not been met the award will be forfeited.

The maximum aggregate face value (at the time of award) of shares awarded to an employee under the PSP in any year will not exceed one times annual salary. However, this limit may be increased to two times annual salary where the Remuneration Committee determines there are exceptional circumstances, for example, a one-off award to facilitate a significant recruitment.

Shares or ADSs will normally be released as soon as practicable after the third anniversary of the start of the performance period, subject to the satisfaction of the performance condition. For the first awards, which may be made shortly after AGM approval, vesting would be in September 2007. Except in limited circumstances, awards that have not vested will lapse if the holder is no longer an employee. In addition, in the event of a change of control of our Company, awards may vest in full or in part to the extent any performance conditions have been fulfilled within six months of the change of control. Awards may be adjusted to reflect variations in our share capital. On release of the shares the executive will also receive a cash payment equal to any dividends which would have been paid during the performance period on the released shares or ADSs.

Deferred Bonus Plan

In addition to those plans described above, we operate a remuneration and incentive plan called the Deferred Bonus Plan described in the section entitled "—Compensation of Directors and Executive Officers" above.

Director and Executive Officer Share Ownership

As at 30 November 2004, our Directors and Executive Officers as a group held 1,328,149 of our ordinary shares (including ADSs each representing four ordinary shares) including the deferred bonus shares but excluding the matching shares received as compensation under the Deferred Bonus Plan. In addition, the Executive Directors and Executive Officers were treated as interested in the 21,685,811 shares (made up of both ordinary and ADSs) held by our employee trusts in their capacity as potential beneficiaries. The following table shows the amount of our ordinary shares held by our Directors, none of whom beneficially owned more than 1% of our ordinary shares, as at 30 November 2004. The Remuneration Committee has introduced guidelines under which the Executive Directors are expected to build up significant personal holdings of Allied Domecq shares. These guidelines specify holdings of

Allied Domecq shares equivalent to 2 times salary for the Chief Executive and 1 times salary for all other Executive Directors.

Name	Amount of ordinary shares beneficially owned
Sir Gerry Robinson	–
Philip Bowman	508,712
Graham Hetherington	193,397
David Scotland	182,247
Richard Turner	168,176
Bruno Angelici	2,000
Paul Adams	–
Donald Brydon	11,500
John Rishton	–

Total	1,066,032

Employees

The following table shows the average number of our full-time equivalent employees for the three years ended 31 August 2004 in relation to our continuing business:

	Year ended 31 August
	2004	2003	2002
Spirits & Wine business	10,762	11,343	10,940
QSR business	923	1,206	1,173

Total	11,685	12,549	12,113

We believe that we maintain good relations with our employees. During the past three years, we have not had any strikes or lockouts that have interfered in any material way with our business. Over 34% of our employees are covered by collective bargaining agreements with various trade unions and labour organisations. The principal countries where our employees are represented by unions are Mexico, Spain, France, Scotland and Canada where approximately 1,222; 1,077; 435; 718 and 265 employees are respectively represented by unions. The four unions which represent the largest number of our employees are the Sindicato de Trabajadores en Ranchos, Granjas, Huertas y del Campo en General en el Estado de Jalisco in Mexico, the Sindicato Nacional de la Industria Vinícola Similares y Conexas de la República Méxicana in Mexico, Union General Trabajdores in Spain and the GMB in Scotland.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

As at 30 November 2004, to our knowledge as based upon relevant filings made by such shareholders, the following persons had an interest, directly or indirectly, in 3% or more of the issued share capital of Allied Domecq PLC. The following holders hold ordinary shares and have the voting rights of ordinary shareholders.

Shareholder	Ordinary shares	Percentage of total outstanding ordinary shares
Suntory Limited	37,834,591	3.42%
Aviva plc(1)	33,451,589	3.02%
Legal & General Investment Management Limited	33,274,930	3.00%

Note:

(1)
Of which 33,382,252 shares are held by Morley Fund Management Limited, a subsidiary of Aviva plc.

In addition, pursuant to the information set forth in a Schedule 13G filed by Morgan Stanley and Morgan Stanley Investment Management Inc. with the US Securities Exchange Commission on 10 November 2004, Morgan Stanley is the indirect beneficial owner of 111,564,416, or 10.07%, of our ordinary shares.

On 30 November 2004, there were 107 registered holders of 138,796 of our ordinary shares with addresses in the United States. On 30 November 2004 there were 112 registered holders of 3,340,596 of our ADSs with addresses in the United States. The combined holdings of these shareholders constituted approximately one percent of the total number of our outstanding ordinary shares. As certain of our ordinary shares and ADSs are held by brokers and other nominees, these numbers may not represent the actual number of beneficial owners in the United States or the number of ordinary shares beneficially held by US persons.

Related-Party Transactions

Other than disclosed in this annual report, no Director had any interest, beneficial or non-beneficial, in our share capital. The Register of Directors' Interests, which is open to shareholders' inspection, contains full details of Directors' share interests. Save as disclosed above, no Director or Executive Officer has or has had any interest in any transaction which is or was unusual in its nature, or which is or was material to the business of the Group (or to such related-party) and which was effected by any member of the Group during the year ended 31 August 2004 and including the subsequent period prior to and including the date hereof.

No Director or Executive Officer (or their respective families, associates or enterprise in which any of such persons hold a substantial interest in voting power) has had any indebtedness to the Company or any subsidiary or associated company or had any indebtedness subject to a guarantee, support agreement or letter of credit or other similar arrangement or understanding provided by the Company or any subsidiary or associated company which has been outstanding at any time since 1 June 2002.

Item 8. Financial Information

For our financial information, please see the section entitled "Item 18—Financial Statements".

Litigation

In the normal course of business, we have had a number of legal claims or potential claims against us, none of which are expected to give rise to significant loss. We are not currently involved in any legal or arbitration proceedings, including any proceedings which are threatened or pending of which we are aware, which we expect to have a material effect on our financial position, results of operations or liquidity.

We, together with most other major alcohol beverage companies in the US drinks industry, have been named in a putative class action lawsuit in the State of Ohio alleging a long standing industry-wide scheme of advertising and marketing alcoholic beverages to children and other underage consumers. The lawsuit claims a variety of damages including disgorgement of unlawful profits. The lawsuit, which is being vigorously defended, is in the very early pre-discovery, pre-trial pleading stages; accordingly, it is too early to predict the amount of potential loss, if any, arising from this lawsuit and, accordingly, no reserve has been established in connection therewith.

We have been served with notice of a claim filed in the Federal Court for the Southern District of New York in which we are a named, together with SPI Spirits and which specifically challenges our ownership of the Stolichnaya trademark in the US. We believe these claims to be without merit and intend to defend against them vigorously.

Our Mexican subsidiaries have been served with notice of a claim filed in the Junta Federal de Conciliación y Arbitraje in Mexico. The lawsuit has been filed on behalf of the former Chairman of our Latin American operations on the basis of an alleged unfair dismissal and claims significant damages. We believe we have robust challenges to these claims and intend to defend against them vigorously.

One of our Mexican subsidiaries has received notice of a lawsuit alleging breach of an agave purchase contract and damages of approximately $20 million. We believe the lawsuit to be without merit and will vigorously defend against the allegations.

Dividend Policy

For a description of our dividend policy, please see the section entitled "Item 3—Key Information—Dividends".

Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in the Group's financial position since 31 August 2004.

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

Ordinary shares
	High	Low
Year ended 31 August
2000	377.3p	249.3p
2001	454.0p	315.0p
2002	468.5p	325.0p
2003	418.8p	261.3p
2004	482.3p	366.5p
Year ended 31 August 2003:
First quarter	418.8p	370.0p
Second quarter	414.0p	280.8p
Third quarter	362.3p	261.3p
Fourth quarter	395.0p	331.8p
Year ending 31 August 2004:
First quarter	420.3p	366.5p
Second quarter	452.8p	404.5p
Third quarter	474.5p	436.5p
Fourth quarter	482.3p	428.8p
Year ending 31 August 2005:
First quarter	523.5p	448.0p
	High	Low
Month ended:
30 June 2004	482.3p	450.5p
31 July 2004	468.8p	438.0p
31 August 2004	451.8p	428.8p
30 September 2004	470.8p	448.0p
31 October 2004	498.8p	472.3p
30 November 2004	523.5p	489.3p

	ADSs
	High	Low
Year ended 31 August
2002*	$25.85	$23.10
2003	$26.82	$17.25
2004	$35.77	$23.91
Year ending 31 August 2003:
First quarter	$26.75	$23.35
Second quarter	$26.82	$18.25
Third quarter	$23.95	$17.25
Fourth quarter	$25.53	$22.20
Year ending 31 August 2004:
First quarter	$28.82	$23.91
Second quarter	$34.59	$28.80
Third quarter	$34.96	$31.85
Fourth quarter	$35.77	$31.85
Year ending 31 August 2005:
First quarter	$40.02	$32.64
Month ended:
30 June 2004	$35.77	$32.93
31 July 2004	$34.97	$32.64
31 August 2004	$33.45	$31.85
30 September 2004	$34.28	$32.64
31 October 2004	$36.23	$34.39
30 November 2004	$40.02	$36.13

*
From date of listing, 31 July 2002.

At close of business on 30 November 2004, the market price for our ordinary shares and ADSs was 517p and $40.02, respectively.

Item 10. Additional Information

Memorandum and Articles of Association

We incorporate by reference a description of our Memorandum and Articles of Association as set forth in our registration statement on Form 20-F, File No. 001-31413, filed with the SEC on 26 July 2002.

Material contracts

Stolichnaya

On 15 November 2000, our subsidiaries Allied Domecq International Holdings B.V. and Allied Domecq Spirits & Wine USA, Inc. entered into a Trademark, Supply and Distribution Agreement with Spirits International NV and S.P.I. Spirits (Cyprus) Limited, which together we refer to as SPI Spirits. Under the agreement, SPI Spirits designated us as exclusive distributor in the United States of its various vodka products, which are distributed under the brand names Stolichnaya, Stoli® and Priviet®. The agreement also provides that SPI Spirits cause the assignment of the trademark rights to the Stolichnaya brand name in the United States from PepsiCo, Inc. to us. We have agreed to purchase a minimum number of cases over the term of the agreement and to undertake a significant investment in the marketing, sale and distribution of SPI Spirits' vodka products. We already market and distribute Stolichnaya on behalf of SPI Spirits in the United States, Canada, Mexico and the Nordic region. On 24 November 2004 we and SPI Spirits signed contracts for us to market and distribute the Stolichnaya vodka brand portfolio in markets within the European Union, Latin America, Asia Pacific and Africa.

The original agreement runs until 31 December 2010. The new agreement will expire on the same date. We have the right of first refusal for the renewal of both agreements. Either of us may terminate the agreement with notice prior to that date if there is a material adverse breach of the contract that cannot be cured within a determined time or if either party enters into bankruptcy, is insolvent or is being liquidated.

Jinro

On 15 February 2000 Jinro Ballantines Company Limited was formed in South Korea, where we purchased a 70% interest, with the remaining 30% held by Jinro Limited, one of South Korea's largest spirits producers and distributors. Additionally, we purchased a 70% interest in Jinro Ballantines Import Company Limited, with the remaining 30% held by Korea Wines and Spirits Company Limited. The combined consideration for our 70% interest in both companies was £103 million. The first of these companies bottles and distributes the acquired imperial whisky brand while the second company imports and distributes brands from our international spirits portfolio. The distribution agreement with Korea Wines and Spirits Company Limited for Jinro Ballantines Import Company Limited has been terminated, alternative distribution arrangements are being put in place and we are currently working through the notice period.

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

  •
  a corporation (or other entity that is treated as a corporation for US Federal income tax purposes) created or organised in or under the laws of the United States or any political subdivision thereof;

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

The amount of any dividend paid in Pounds Sterling will equal the US Dollar value of the Pounds Sterling received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the Pounds Sterling are converted into US Dollars. If you do not convert the Pounds Sterling received as a dividend into US Dollars on the date of receipt, you will have a basis in the Pounds Sterling equal to their US Dollar value on the date of receipt. Generally, any gain or loss realised on your subsequent conversion or other disposition of the Pounds Sterling will be treated as ordinary income or loss.

If you are an individual holder of our shares or ADSs, dividends you receive on our shares or ADSs for taxable years beginning after 1 December 2002 and before 1 January 2009 may be taxed at the lower applicable capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (2) certain holding period requirements are met. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to our shares or ADSs.

Subject to certain conditions and limitations, the UK Withholding Tax withheld from dividends will be treated as a foreign income tax that may be deducted from taxable income or credited against your US Federal income tax liability. However, the UK Withholding Tax may be deducted only if you do not claim a credit for any foreign taxes paid or accrued in that year. In addition, you will not be entitled to a deduction or foreign tax credit with respect to the UK Withholding Tax that may be refunded to you pursuant to the Income Tax Convention or UK law. Further, in certain circumstances, if you (1) have held our shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, (2) are obligated to make payments related to the dividends or (3) hold our shares or ADSs in arrangements in which your expected economic profit, after non-US taxes, is insubstantial, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. If the dividends are qualified for the lower applicable capital gains rate (as discussed in the preceding paragraph), the amount of the dividend income taken into account for calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. For the purposes of computing the foreign tax credit, dividends paid on our shares or ADSs will be treated as income from sources outside the United States, but generally will be grouped separately, together with other items of "passive" or "financial services" income. Recently enacted legislation (the "American Jobs Creation Act of 2004," or the "Act") will modify the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under the Act, dividends paid on our shares or ADSs will generally constitute "passive category income" but could, in the case of certain US Holders, constitute "general category income." The rules governing the foreign tax credit are complex. We urge you to consult your own tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

The New Income Tax Convention repeals the sections of the current Income Tax Convention giving an entitlement to receive repayment of tax credits to which a UK individual would have been entitled. Therefore, currently under the New Income Tax Convention, you will no longer be eligible for foreign tax credit or deductions in respect of the UK Withholding Tax.

Taxation of Capital Gains

United Kingdom

If you are not resident or ordinarily resident in the United Kingdom for UK tax purposes, you will not be liable for UK tax on capital gains realised or accrued on the sale or other disposition of shares or ADSs unless the shares or ADSs are held in connection with your trade or business (which for this purpose includes a profession or a vocation) carried on in the United Kingdom through a branch or agency or, permanent establishment in the case of a corporation and the shares or ADSs are or have been used, held or acquired for the purposes of such trade or business or such branch or agency or permanent establishment.

A US holder who is an individual who has on or after 17 March 1998 ceased to be resident or ordinarily resident in the United Kingdom in the preceding five years and who disposes of shares or ADSs during that period may also be liable for UK tax on capital gains notwithstanding that the person may not be resident in the United Kingdom at the time of the disposal.

United States

Subject to the Passive Foreign Investment Company discussion below, gain or loss realised by you on the sale or other disposition of the shares or ADSs will be subject to US Federal income tax as capital gain or loss in an amount equal to the difference between your tax basis in the shares or ADSs and the amount realised on the disposition. The capital gain or loss will be long-term capital gain or loss if the US holder has held the shares or ADSs for more than one year at the time of the sale or exchange. A gain or loss realised by you generally will be treated as US source gain or loss for US foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Generally, for US Federal income tax purposes, we will be a "passive foreign investment company", or a "PFIC", for any taxable year if either (1) 75% or more of our gross income is "passive" income or (2) 50% or more of the value of our assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and rents not arising from the active conduct of a trade or business, and gains from the sale of assets that produce such income. If we are a PFIC in any taxable year that you own our shares or ADSs, you may be subject to tax at the highest ordinary income rates applicable to you and pay interest on such tax based on your holding period in the shares of ADSs, on (1) a portion of any gain recognised on the sale of our shares or ADSs and (2) any

"excess distribution" paid on our shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years).

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

Issue and Transfer of Ordinary Shares in Registered Form

Except in relation to persons whose business is or includes the issue of depositary receipts or the provision of clearance services or their nominees, the allotment and issue of shares by us will not normally give rise to a charge to UK stamp duty or stamp duty reserve tax.

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

Information Reporting and Backup Withholding

Payments that relate to the ordinary shares or ADSs that are made in the United States or by a US related financial intermediary will be subject to information reporting. Information reporting generally will require each paying agent making payments, which relate to a share or ADS, to provide the IRS with information, including the beneficial owner's name, address, taxpayer identification number, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply to all beneficial owners. Specifically, corporations, securities broker-dealers, other financial institutions, tax-exempt organisations, qualified pension and profit sharing trusts and individual retirement accounts are all exempt from reporting requirements.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Market Risk

Our treasury operates as a centralised service managing interest rate and foreign exchange risk and financing. Our Board of Directors agrees and reviews policies and financial instruments for risk management. We utilise derivative financial instruments to enhance our ability to manage risk, including interest rate and foreign currency risk. We enter into derivative instruments for periods consistent with related underlying exposures, and they do not constitute positions independent of those exposures. We do not enter into derivative contracts for speculative purposes.

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

Gains and losses on foreign currency debt and foreign exchange contracts held for the purposes of hedging balance sheet translation exposures are taken to reserves. We manage our translation exposure on a net asset basis, including an appropriate amount of goodwill that has been written-off to reserves. This aims to align the hedging contracts with the intangible by market and currency. We hedge our translation exposure by holding offsetting liabilities. Where debt held does not match the underlying exposure we utilise forward purchase and sale contracts and foreign exchange swaps in order to better align our earnings with our liabilities. Contracts typically have maturities of less than one year. Principal currencies include the US Dollar, Euro, New Zealand Dollar and Japanese Yen.

We have revenues and expenses denominated in foreign currencies and, as a result, are exposed to foreign currency exchange rate risk. To manage exchange rate risk of transaction exposures, we net foreign currency revenues and expenses, to the extent practicable, to take advantage of natural offsets. We use foreign currency option, swap and forward contracts with maturities of up to 18 months to manage the remaining net exposure. It is our policy to hedge each currency forward a minimum of 12 months at 80% to 90% of the net exposure. Based on our average annual net foreign currency positions during 2004, a 10% adverse change in average annual foreign currency exchange rates would not be material to our financial position or results of operations.

We amended our foreign exchange hedging policy for transaction exposures in October 2004 from the previous fixed band of 80% to 90% of the net exposure to determining the amount of the hedging cover for each currency with reference to the certainty of the currency cash flow forecast together with the currency price volatility.

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

Liquidity Risk

Our liquidity risk policy aims to ensure that we have sufficient cash or committed credit facilities at all times to meet all current and forecast liabilities as they fall due, while minimising our borrowing costs within approved funding parameters (i.e. taking account of our risk profile, ability to access different debt markets and our desire to increase market visibility by accessing different debt markets).

We target minimum headroom cover, being committed facilities above anticipated peak debt requirements over the next 12 months, of at least £300 million. Where possible, we will spread our borrowing facilities over a number of years to minimise the risks and disruption associated with renegotiating maturing facilities.

Credit Risk

We may only make investments in money market fixed-term deposits, certificates of deposit or commercial paper. Maximum maturities for such instruments are six months. We may only make investments in certificates of deposit or commercial paper in paper with a minimum A-1/P-1 short-term credit rating. We are not allowed to exceed maximum exposure limit to any counterparty of £100 million. We do not permit investment in counterparties with a long term rating below A3, unless there is no alternative in a particular location in which we operate.

Commodity Price Risk

We hedge some of our expected commodity purchases based on internal forecast requirements. A confidence rating is applied to forecast purchases, and we will hedge up to, but not exceed, a predetermined confidence ratio. We do not consider that our open commodity future contracts outstanding at 31 August 2004 and associated gains or losses on those contracts are material.

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

The interest rate sensitivity model calculates the change in fair value of our net borrowings due to changes in interest rates. The calculation is made by making a 1% hypothetical shift along the entire interest rate curve. The types of instruments covered by the model include both fixed rate borrowings, made up from outstanding bonds, together with derivative financial instruments such as fixed to floating rate swaps. The fixed rate sensitivity of £25 million reflects the change in fair value associated with the element of fixed rate debt that has not been swapped into floating rate. The floating rate sensitivity of £6 million, relates to all other interest rate sensitivity including short-term borrowings, commercial paper, short-term loans and the floating rate element of fixed rate debt that has been swapped into floating rate.

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

The estimated changes in the fair values of borrowings and derivative financial instruments at 31 August 2004 are set out in the table below. Such analysis is for information purposes only. In practice, market rates rarely change in isolation.

	31 August 2004
	Fair Value Changes arising from:
	Estimated fair value	1% increase in interest rates	10% weakening in Pounds Sterling
	£	£	£
	(million)
Borrowing:
Floating rate debt	613	(6)	(35)
Fixed rate debt	1,362	25	(153)
Foreign Exchange Contract:
Transaction:
US Dollar	112		(10)
South Korean Won	55		(7)
NZ Dollar	10		(1)
Mexican Peso	36		1
Canadian Dollar	22		(1)
Australian Dollar	12		(1)
Euro	–		–
Other	21		(1)
Translation	(3)		26

Total	2,240	19	(182)

Item 12. Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

The Group maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Securities Exchange Act of 1934 reports is recorded, processed, summarised and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to the Group's management, including its Chief Executive and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognises that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

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

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined John Rishton as an audit committee financial expert.

Item 16B. Code of Ethics

The Group has in place a Code of Conduct that applies to all Directors, officers and employees which qualifies as a code of ethics, as required by recent SEC rule adoptions under the Sarbanes-Oxley Act of 2002. The Code of Conduct applies to the Group's principal executive officer and principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Conduct is included as an exhibit to this Annual Report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

The following Fees were billed by our principal accountants, KPMG Audit Plc, during the two years ended 31 August 2004:

	Year ended 31 August
	2004	2003
	£	£
	(million)
Audit Fees	3	3
Audit-related fees	–	–
Tax fees	1	1
All other fees	–	–
Total fees	4	4

Tax fees relate to tax planning and compliance services.

Audit Committee pre-approval policies and procedures

We have established a policy addressing the independence of our external auditors and the provision of services by our external auditors. Pursuant to this policy, our external auditors may only provide certain permissible audit services, audit-related services and non-audit services that have been pre-approved by the Audit Committee (except as otherwise set forth below). The Audit Committee may add or subtract services from the list of permissible pre-approved services from time to time.

The following lists in summary form certain of the permissible pre-approved audit services, audit-related services and non-audit services as set forth in the above mentioned policy:

Permissible audit services include:

  •
  statutory audits or financial audits for subsidiaries or affiliates, including issuing the audit opinion for Group reporting purposes and on the statutory financial statements; and

  •
  issuing the audit opinion relating to the financial statements contained in our annual report on Form 20-F, and other services associated with SEC registration statements, periodic reports and other documents filed with the SEC.

Permissible audit-related services include:

  •
  employee benefit plan audits;

  •
  accounting consultations on matters not reflected in the Company's financial statements (including advice on accounting policies);

  •
  due diligence assistance relating to acquisitions and/or disposals;

  •
  other support in relation to disposals;

  •
  internal control reviews; and

  •
  accounting and fraud investigation.

Permissible non-audit services include:

  •
  tax compliance, planning and related implementation advice; and

  •
  due diligence other than in respect of acquisitions.

In the event that services to be provided by the external independent auditor do not fit within the various enumerated pre-approved services under the policy, we have implemented certain internal procedures to ensure that the provision of such services will not compromise the independence of the external auditor.

The Audit Committee approved 100% of the non-audit fees billed to our principal accountants in the year ended 31 August 2004 (2003: 100%) under these policies and procedures.

Item 16D. Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-71.

Item 19. Exhibits

INDEX TO EXHIBITS

Exhibit	Description
1.1	Memorandum and Articles of Association of Allied Domecq PLC, as amended, dated 31 January 2002.*
2.1	Global Medium Term Note Programme Offering Circular dated 29 April 2004.
4.1
Trademark, Supply and Distribution Agreement, dated 15 November 2000, among Spirits International N.V., S.P.I. Spirits (Cyprus) Limited, Allied Domecq International B.V. and Allied Domecq Spirits & Wine USA, Inc., and the Addendum, dated 17 January 2002, thereto.*
4.2	Allied Domecq PLC Executive Share Option Scheme 1999.**
4.3	Allied Domecq PLC Deferred Bonus Plan.**
4.4	Allied Domecq PLC Long Term Incentive Scheme 1999.**
8.1	For a list of Allied Domecq PLC's subsidiaries, see "Item 4—Information on the Company—Organisational Structure".
11.1	Code of Conduct.***
12.1	Section 302 certification, Chief Executive.
12.2	Section 302 certification, Chief Financial Officer.
13.1	Section 906 certification, Chief Executive.
13.2	Section 906 certification, Chief Financial Officer.

*
Incorporated by reference to our registration statement on Form 20-F (File No. 001-31413) filed on 26 July 2002.

**
Incorporated by reference to our registration statement on Form S-8 (File No. 333-103563) filed on 3 March 2003.

***
Incorporated by reference to our registration statement on Form 20-F (File No. 001-31413) filed on 27 February 2004.

INDEX TO FINANCIAL STATEMENTS

Allied Domecq PLC: Audited Consolidated Financial Statements

Independent Auditors' Report to the Shareholders and Board of Allied Domecq PLC
Consolidated Profit and Loss Account for the three years ended 31 August 2004
Consolidated Statement of Total Recognised Gains and Losses for the three years ended 31 August 2004
Note of Consolidated Historical Cost Profits and Losses for the three years ended 31 August 2004
Consolidated Balance Sheet as at 31 August 2004 and 2003
Consolidated Reconciliation of Movements in Shareholders' Funds for the three years ended 31 August 2004
Consolidated Cash Flow Statement for the three years ended 31 August 2004
Accounting Policies
Notes to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Allied Domecq PLC

We have audited the accompanying consolidated balance sheet of Allied Domecq PLC and subsidiaries (the "Group") as of 31 August 2004 and 31 August 2003, and the related consolidated profit and loss accounts, consolidated statements of total recognised gains and losses, notes of consolidated historical cost profits and losses, consolidated reconciliations of movements in shareholders' funds and consolidated cash flow statements for each of the years in the three year period ended 31 August 2004 presented on pages F-3 to F-71. These consolidated financial statements are the responsibility of the Directors of Allied Domecq PLC. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Allied Domecq PLC and subsidiaries as of 31 August 2004 and 31 August 2003 and the results of their operations and their cash flows for each of the years in the three year period ended 31 August 2004, in conformity with generally accepted accounting principles in the United Kingdom.

As more fully described in the Accounting Policies note to the consolidated financial statements, the Group has adopted FRS No. 17—Retirement benefits, UITF abstract 38—Accounting for ESOP trusts, and application note (G) of FRS No. 5—Reporting the substance of transactions from 1 September 2003. Consequently, the aforementioned consolidated financial statements as of 31 August 2003 and for each of the years in the two year period then ended have been restated.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 31 (as restated) to the consolidated financial statements.

KPMG Audit Plc

Chartered Accountants
London, England
20 October 2004

ALLIED DOMECQ PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended 31 August 2004			Year ended 31 August 2003 (restated)			Year ended 31 August 2002 (restated)
	Note	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional Items	Total
		£	£	£	£	£	£	£	£	£
		(million, except for per share data)
Turnover		3,229	–	3,229	3,317	–	3,317	3,254	–	3,254
Operating costs
—goodwill amortisation	5	(40)	–	(40)	(40)	–	(40)	(38)	–	(38)
—Mexican excise rebate	5	–	–	–	–	38	38	–	213	213
—other	5	(2,604)	(36)	(2,640)	(2,704)	(10)	(2,714)	(2,684)	(84)	(2,768)

Operating profit from continuing activities		585	(36)	549	573	28	601	532	129	661
Share of profits of associated undertakings	14	32	–	32	24	–	24	15	–	15

Trading profit	1	617	(36)	581	597	28	625	547	129	676
Profit on sale of businesses in discontinued activities	6	–	20	20	–	–	–	–	–	–
Profit on disposal of fixed assets in continuing activities	6	–	14	14	–	–	–	–	–	–

Profit on ordinary activities before finance charges		617	(2)	615	597	28	625	547	129	676
Interest payable	7	(117)	–	(117)	(126)	–	(126)	(130)	–	(130)
Other finance charges	4	(19)	–	(19)	(20)	–	(20)	24	–	24
Profit on ordinary activities before taxation		481	(2)	479	451	28	479	441	129	570
Taxation	6,8	(121)	12	(109)	(116)	(10)	(126)	(118)	(48)	(166)
Profit on ordinary activities after taxation		360	10	370	335	18	353	323	81	404
Minority interests
—equity and non- equity	23	(14)	–	(14)	(16)	–	(16)	(13)	–	(13)

Profit earned for Ordinary Shareholders for the year	22	346	10	356	319	18	337	310	81	391
Ordinary dividends	10	(167)	–	(167)	(150)	–	(150)	(141)	–	(141)

Retained profit		179	10	189	169	18	187	169	81	250

Earnings per Ordinary Share:
—basic	9	32.2p	0.9p	33.1p	29.7p	1.6p	31.3p	29.1p	7.6p	36.7p
—diluted	9	31.9p	1.0p	32.9p	29.6p	1.7p	31.3p	29.0p	7.6p	36.6p

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended 31 August
	2004	2003 (restated)	2002 (restated)
	£	£	£
	(million)
Profit earned for Ordinary Shareholders for the year	356	337	391
Currency translation differences on foreign currency net investments	108	4	(6)
Taxation on translation differences	(26)	19	(12)
Associated undertaking reserve movement (see note 14)	(17)	–	–
Actuarial gains/(losses) on net pension liabilities	2	(65)	(339)

Total recognised gains and losses for the year	423	295	34

Prior year adjustment	(552)	–	–

Total recognised gains and losses (as restated)	(129)	295	34

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES

	Year ended 31 August
	2004	2003 (restated)	2002 (restated)
	£	£	£
	(million)
Profit on ordinary activities before taxation	479	479	570
Realisation of property revaluation gains of prior years	–	–	–

Historical cost profit on ordinary activities before taxation	479	479	570

Historical cost retained profit	189	187	250

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

CONSOLIDATED BALANCE SHEET

		31 August
	Note	2004	2003 (restated)
		£	£
		(million)
Fixed assets
Intangible assets	11	1,234	1,273
Tangible assets	12	921	966
Investments and loans	13	21	31
Investments in associates	14	73	85

Total fixed assets		2,249	2,355

Current assets
Stocks	15	1,343	1,407
Debtors	16	636	701
Cash at bank and in hand		129	175

Total current assets		2,108	2,283

Creditors (due within one year)
Short term borrowings	19	(378)	(772)
Other creditors	17	(1,088)	(1,161)

Total current liabilities		(1,466)	(1,933)

Net current assets		642	350

Total assets less current liabilities		2,891	2,705
Creditors (due after more than one year)
Loan capital	19	(1,692)	(1,815)
Other creditors	17	(43)	(46)

Total creditors due after more than one year		(1,735)	(1,861)

Provisions for liabilities and charges	18	(179)	(126)

Net assets excluding pension and post-retirement liabilities		977	718

Pension and post-retirement benefits (net of deferred taxation)		(387)	(405)

Net assets including pension and post-retirement benefits		590	313

Capital and reserves
Called up share capital	21	277	277
Share premium account	22	165	165
Merger reserve	22	(823)	(823)
Shares held in employee trusts	22	(112)	(129)
Profit and loss account	22	1,003	747

Shareholders' funds—equity		510	237
Minority interests—equity and non-equity	23	80	76

		590	313

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

CONSOLIDATED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Year ended 31 August
	2004	2003 (restated)	2002 (restated)
	£	£	£
	(million)
Shareholders' funds at the beginning of the year as originally reported	918	706	341
Prior year adjustments
FRS No. 17—Retirement benefits	(552)	(485)	(162)
UITF No. 38—Accounting for ESOP trusts	(129)	(93)	(61)

Shareholders' funds at the beginning of the year as restated	237	128	118

Total recognised gains and losses for the year	423	295	34
Ordinary dividends	(167)	(150)	(141)
Ordinary share capital issued (net of costs)	–	–	149
Movement on shares in employee trusts	17	(36)	(32)

Net movement in Shareholders' funds	273	109	10

Shareholders' funds at the end of the year	510	237	128

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

CONSOLIDATED CASH FLOW STATEMENT

		Year ended 31 August
	Note	2004	2003 (restated)	2002 (restated)
		£	£	£
		(million)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit		549	601	661
Goodwill amortisation		40	40	38
Exceptional operating costs		8	4	64
Depreciation		78	75	75
Increase in stocks		(5)	(72)	(94)
(Increase)/decrease in debtors		(3)	58	(22)
Increase in creditors		9	65	71
Expenditure against provisions for reorganisation and restructuring costs		(34)	(29)	(36)
Other items		13	6	3

Net cash inflow from operating activities		655	748	760

Consolidated cash flow statement
Net cash inflow from operating activities		655	748	760
Dividends received from associated undertakings		15	13	11
Returns on investments and servicing of finance	24	(122)	(148)	(133)
Taxation paid	24	(82)	(65)	(178)
Capital expenditure and financial investment	24	(58)	(120)	(680)
Acquisitions and disposals	24	9	–	(586)
Equity dividends paid		(156)	(144)	(133)

Cash inflow/(outflow) before use of liquid resources and financing		261	284	(939)
Management of liquid resources		(4)	50	(21)
Financing	24	16	(200)	766

Increase/(decrease) in cash in the year		273	134	(194)

Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the year		273	134	(194)
Increase/(decrease) in liquid resources		4	(50)	21
Decrease/(increase) in loan capital		1	164	(649)

Movement in net debt resulting from cash flows		278	248	(822)
Exchange adjustments		193	(82)	98

Movement in net debt during the year		471	166	(724)
Opening net debt		(2,412)	(2,578)	(1,854)

Closing net debt	26	(1,941)	(2,412)	(2,578)

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

Changes in accounting policies

The Group has adopted the following new accounting standards.

FRS No. 17—Retirement Benefits.    This standard replaced SSAP No. 24 and requires that the profit and loss account shows separately the ongoing service cost, interest cost and expected return on assets. Service costs are systematically spread over the service lives of employees and financing costs are recognised in the period they arise. The difference between actual and expected returns on assets, fluctuations in market values of assets and liabilities and changes in actuarial assumptions are reflected in the statement of total recognised gains and losses.

The Group adopted FRS No. 17 in full from 1 September 2003. The following table sets out the impact on the profit and loss account and for the years ended 31 August 2003 and 31 August 2002.

	Year ended 31 August
	2003 £m	2002 £m
Profit earned for Ordinary Shareholders as originally reported	340	392
FRS No. 17 adjustments:
Operating profit	16	(25)
Finance charges	(20)	24
Taxation	1	–

Profit earned for Ordinary Shareholders as restated	337	391

Basic earnings per Ordinary Share
As originally reported	31.6p	36.8p
As restated	31.3p	36.7p
Diluted earnings per Ordinary Share
As originally reported	31.6p	36.7p
As restated	31.3p	36.6p

As a result of adopting FRS No. 17, net assets as at 31 August 2003 were reduced by £552 million (2002: £485 million).

UITF Abstract No. 38—Accounting For ESOP Trusts.    In December 2003, the ASB issued UITF Abstract No. 38—Accounting for ESOP trusts which supersedes UITF Abstract No. 13. UITF Abstract No. 38 changes the presentation of shares held in an ESOP trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders' funds. In addition the ASB issued related amendments to UITF Abstract No. 17—Employee share schemes. UITF Abstract No. 17 has been amended to reflect the consequences for the profit and loss account of the changes in the presentation of own shares held by an ESOP trust. Amended Abstract 17 requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (ie the "intrinsic value" of the award). The expense was previously determined either as the intrinsic value or, where purchases of shares had been made by an ESOP trust at fair value, by reference to the cost or book value of shares that were available for the award.

We adopted these standards in full from 1 September 2003. As a result of the adoption of UITF Abstract No. 38 shareholders' equity as at 31 August 2003 was reduced by £129 million (2002: £93 million). There was no impact on profit before tax for the years ended 31 August 2003 or 31 August 2002.

FRS No. 5 Substance of Transactions (application note G—Revenue Recognition).    An application note (note G—Revenue recognition) for FRS No. 5 was issued in December 2003 and became effective for accounting periods ending on or after 23 December 2003. The adoption of this standard has resulted in a number of items previously classified as other operating costs to be treated as discounts, reducing turnover by £93 million for the year ended 31 August 2003 (2002: £80 million). There was no impact on profit before tax for the year ended 31 August 2003 or 31 August 2002.

Basis of consolidation

Allied Domecq PLC (the "Group" or "Company") accounts consolidate the accounts of the Company and its interests in subsidiary undertakings. Interests in associated undertakings, where the Group has the ability to exercise significant influence over the associate, which is usually evidenced by an ownership interest of 20% or greater, are included using the equity method of accounting. Under the equity method of accounting, the Group's share of profits less losses from associates are included in the Group profit and loss account. The carrying value of associates in the Group balance sheet is calculated by reference to the Group's equity in the net assets of such undertakings. The results of businesses acquired or disposed of during the year are consolidated for the period from, or up to, the date control passes.

Acquisitions

On the acquisition of a business, or an interest in an associate, fair values, reflecting conditions at the date of the acquisition, are attributed to the net assets acquired. Adjustments are also made to bring accounting policies in line with those of the Group.

Intangible fixed assets

Goodwill arising on acquisitions of a business since 1 September 1998 is capitalised and amortised by equal instalments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Purchased intangible assets are also capitalised and amortised over their estimated useful economic lives on a straight-line basis, except for purchased brand intangible assets. Purchased brand intangible assets are considered by the Board of Directors to have an indefinite life given the proven longevity of premium spirits brands and the continued level of marketing support. We do not amortise purchased brand intangible assets but they are subject to annual impairment reviews.

Tangible fixed assets

Tangible fixed assets are capitalised at cost. Depreciation is provided to write-off the cost less the estimated residual value of assets by equal installments over their estimated useful economic lives as follows: Land and buildings—the shorter of 50 years or the length of the lease; distilling and maturing equipment—20 years; storage tanks 20 to 50 years: other plant and equipment and fixtures and fittings—5 to 12 years; and computer software—4 years. Vineyard developments are not depreciated in the first 3 years unless they become productive within that time. No depreciation is provided on freehold land.

Fixed asset investments

Fixed asset investments are stated at cost, less provision for any permanent diminution in value.

Impairment reviews

Impairment reviews are performed on all tangible fixed assets and intangible fixed assets where there is an indication of potential impairment. In addition, intangible fixed assets are reviewed for impairment at the end of the first full fiscal year following the acquisition. If the carrying value of a fixed asset exceeds its estimated recoverable amount, the impairment is charged to the profit and loss account. The estimated recoverable amount of such assets is determined based on discounted projected future operating cash flows from the income generating unit.

Turnover

Turnover represents sales to external customers (including excise duties and shipping and handling but excluding sales taxes) and franchise income. The Group recognises turnover when products are delivered to customers consistent with sales terms. Initial non-refundable franchise fees paid by franchisees are recognised upon substantial completion of the services required by the licence agreement. Continuing franchise fees and royalty income are based on a percentage of gross sales and are recognised as turnover on an accrual basis as earned.

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

Deferred tax

Full provision is made for deferred tax assets and liabilities arising from timing differences. Deferred tax assets are recognised to the extent that they are regarded as recoverable.

Financial instruments

The Group uses financial derivative instruments to manage exposures to movements in interest and exchange rates. Transactions involving financial instruments are accounted for as follows:

  i)
  Gains or losses arising on forward exchange contracts are taken to the profit and loss account in the same period as the underlying transaction. Premiums paid or received on foreign currency options are taken to the profit and loss account when the option expires or matures.

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

(ii)
Translation of foreign undertakings

The results of undertakings outside the UK are translated to Pounds Sterling at weighted average exchange rates each month. The closing balance sheets of undertakings outside the UK are translated to Pounds Sterling at year-end rates. Exchange rate differences arising from the translation of foreign currency denominated balance sheets to closing rates are dealt with through reserves.

Pension and post retirement medical benefits

In accordance with "FRS No. 17—Retirement benefits", the operating and financing costs of pension and post-retirement schemes are recognised separately in the profit and loss account. Service costs are systematically spread over the service lives of the employees and financing costs are recognised in the period in which they arise. The costs of past service benefit enhancements, settlements and curtailments are also recognised in the period in which they arise.

The difference between actual and expected returns on assets during the year, including changes in actuarial assumptions, are recognised in the statement of total recognised gains and losses.

Exceptional Items

Exceptional items are material charges or gains that are associated with the ordinary activities of the Group that the Board of Directors determine, individually or if a similar type in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. Such items are included within the profit and loss account heading and disclosed in the notes to the consolidated financial statements.

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

The QSR business operates an international quick service restaurants franchise business that is comprised of over 12,000 distribution points in the US and internationally. The QSR business is comprised of Dunkin' Donuts (coffee and baked goods), Togo's (sandwiches), and Baskin-Robbins (ice cream).

The Group also has a 23.75% (2003: 25%, 2002: 25%) investment in Britannia Soft Drinks, which is reported separately. The share of profits from Britannia Soft Drinks was £23 million in 2004 (2003: £20 million, 2002: £16 million), and share of net assets was £36 million in 2004 (2003: £49 million, 2002: £46 million).

a)    Segmental activity by class of business

	Continuing
	Spirits & Wine	QSR	Britannia	Total continuing	Discontinued (Note e)	Total
	£	£	£	£	£	£
	(million)
Year ended 31 August 2004
Turnover	3,003	226	–	3,229	–	3,229

Trading profit	474	84	23	581	–	581
Profit on sale of businesses	–	–	–	–	20	20
Profits/(losses) on disposal of fixed assets in continuing activities	15	(1)	–	14	–	14

Profit on ordinary activities before finance charges	489	83	23	595	20	615
Finance charges						(136)

Profit on ordinary activities before taxation						479

Depreciation	68	10	–	78	–	78
Capital expenditure	91	21	–	112	–	112
Assets employed (Note d)	2,616	134	36	2,786	–	2,786
Average numbers employed	10,762	923	–	11,685	–	11,685
Trading profit	474	84	23	581	–	581
Goodwill amortisation (Note b)	40	–	–	40	–	40
Exceptional items	34	2	–	36	–	36

Trading profit before exceptional items and goodwill	548	86	23	657	–	657

Year ended 31 August 2003 (restated)
Turnover	3,058	259	–	3,317	–	3,317

Trading profit	535	70	20	625	–	625
Profit on sale of businesses	–	–	–	–	–	–

Profit on ordinary activities before finance charges	535	70	20	625	–	625
Finance charges						(146)

Profit on ordinary activities before taxation						479

Depreciation	64	11	–	75	–	75
Capital expenditure	114	27	–	141	–	141
Assets employed (Note d)	2,777	103	49	2,929	–	2,929
Average numbers employed	11,343	1,206	–	12,549	–	12,549
Trading profit	535	70	20	625	–	625
Goodwill amortisation (Note b)	40	–	–	40	–	40
Exceptional items (Note c)	(37)	9	–	(28)	–	(28)

Trading profit before exceptional items and goodwill	538	79	20	637	–	637

Year ended 31 August 2002 (restated)
Turnover	2,938	316	–	3,254	–	3,254

Trading profit	582	78	16	676	–	676
Profit on sale of businesses	–	–	–	–	–	–

Profit on ordinary activities before finance charges	582	78	16	676	–	676
Finance charges						(106)

Profit on ordinary activities before taxation						570

Depreciation	65	10	–	75	–	75
Capital expenditure	99	34	–	133	–	133
Assets employed (Note d)	2,826	120	46	2,992	–	2,992
Average numbers employed	10,940	1,173	–	12,113	–	12,113
Trading profit	582	78	16	676	–	676
Goodwill amortisation (Note b)	38	–	–	38	–	38
Exceptional items (Note c)	(129)	–	–	(129)	–	(129)

Trading profit before exceptional items and goodwill	491	78	16	585	–	585

Notes:

  (a)
  The Group has adopted "Application Note G" an amendment to "FRS No. 5—Reporting the substance of transactions". This has resulted in a number of items that were previously classified as operating costs (2003: £69 million, 2002: £61 million) and advertising and promotion (2003: £24 million, 2002: £19 million) to be treated as discounts. Trading profit was not affected.

  (b)
  Spirits & Wine goodwill amortisation is expensed over 20 years and relates principally to Mumm, Perrier Jouët and Montana acquired in 2001 and Jinro Ballantines acquired in 2000.

  (c)
  In 2003, Spirits & Wine exceptional items includes a benefit of £38 million in the period (2002: £213 million) arising from a ruling of the Mexican Supreme Court with respect to the excise duty regime that was applicable to our Mexican operations during 1998 and 1999. The exceptional items in QSR in 2004 and 2003 relate to restructuring costs.

  (d)
  Assets employed are before deducting net borrowings of £1,941 million (2003: £2,412 million, 2002: £2,578 million), tax payable of £151 million (2003: £111 million, 2002: £118 million) and dividends payable of £104 million (2003: £93 million, 2002: £88 million) to give net assets of £590 million (2003: £313 million, 2002: £208 million).

  (e)
  Discontinued operations reflect the disposal of Panrico in March 2000.

  (f)
  Acquired activities in 2004 had no material impact on turnover and trading profit.

b)    Geographical analysis

	Europe	Americas	Rest of World	Total
	£	£	£	£
	(million)
By country of operation
Year ended 31 August 2004
Turnover
—continuing activities	2,106	1,685	368	4,159

—to Group companies				(930)

—external				3,229

Trading profit
—continuing activities	250	348	59	657
—goodwill amortisation in continuing activities	(20)	(2)	(18)	(40)
—exceptional items in continuing activities	(23)	(10)	(3)	(36)

Profit before finance charges	207	336	38	581

Assets employed	1,081	1,079	626	2,786

Year ended 31 August 2003 (restated)
Turnover
—continuing activities	2,029	1,804	411	4,244

—to Group companies				(927)

—external				3,317

Trading profit
—continuing activities	246	326	65	637
—goodwill amortisation in continuing activities	(20)	(2)	(18)	(40)
—exceptional items in continuing activities	4	24	–	28

Profit before finance charges	230	348	47	625

Assets employed	1,113	1,196	620	2,929

Year ended 31 August 2002 (restated)
Turnover
—continuing activities	1,845	1,823	399	4,067

—to Group companies				(813)

—external				3,254

Trading profit
—continuing activities	238	301	46	585
—goodwill amortisation	(19)	(1)	(18)	(38)
—exceptional items in continuing activities	(32)	161	–	129

Profit before finance charges	187	461	28	676

Assets employed	980	1,252	760	2,992

Export sales from the United Kingdom were £431 million (2003: £419 million, 2002: £448 million) including £301 million (2003: £300 million, 2002: £336 million) sales to Group companies.

	Europe	Americas	Rest of World	Total
	£	£	£	£
	(million)
By country of destination
Year ended 31 August 2004
Turnover
—continuing activities	1,356	1,392	481	3,229

Trading profit
—continuing activities	235	327	95	657
—goodwill amortisation in continuing activities	(20)	(2)	(18)	(40)
—exceptional items in continuing activities	(23)	(10)	(3)	(36)

	192	315	74	581

Year ended 31 August 2003 (restated)
Turnover
—continuing activities	1,326	1,478	513	3,317

Trading profit
—continuing activities	204	330	103	637
—goodwill amortisation in continuing activities	(20)	(2)	(18)	(40)
—exceptional items in continuing activities	4	24	–	28

	188	352	85	625

Year ended 31 August 2002 (restated)
Turnover	1,166	1,586	502	3,254

Trading profit
—continuing activities	195	300	90	585
—goodwill amortisation	(19)	(1)	(18)	(38)
—exceptional items in continuing activities	(32)	161	–	129

	144	460	72	676

The following table includes external turnover (by country of origin and destination) and long lived assets by significant geographical territory. Long lived assets include intangible and tangible assets, investments and loans, associated and joint venture undertakings.

	UK	Spain	USA	Mexico	Others	Total
	£	£	£	£	£	£
	(million)
By country of operation
Year ended 31 August 2004
Turnover by origin	445	469	1,011	227	1,077	3,229
Turnover by destination	321	432	1,002	225	1,249	3,229
Long lived assets	198	174	828	42	1,007	2,249
Year ended 31 August 2003 (restated)
Turnover by origin	413	449	1,053	281	1,121	3,317
Turnover by destination	317	400	1,036	280	1,284	3,317
Long lived assets	209	192	854	47	1,053	2,355
Year ended 31 August 2002 (restated)
Turnover by origin	352	409	1,112	330	1,051	3,254
Turnover by destination	263	383	1,091	330	1,187	3,254
Long lived assets	201	179	829	53	1,035	2,297

2.     Exchange rates

	Average rate for the year			Closing rate at 31 August
The significant translation rates to £1:
	2004	2003	2002	2004	2003	2002
US Dollar	1.78	1.60	1.46	1.81	1.58	1.55
Mexican Peso	19.92	16.72	13.70	20.55	17.48	15.33
Euro	1.47	1.49	1.60	1.48	1.45	1.58

3.     Staff costs

					Year ended 31 August
	Full-Time		Part-Time
					2004 Total	2003 Total (restated)	2002 Total (restated)
	UK	Overseas	UK	Overseas
	£	£	£	£	£	£	£
	(million)
Remuneration	71	270	2	7	350	377	357
Social security	9	35	–	–	44	44	42
Pension plans
—UK	11	–	–	–	11	10	6
—Overseas	–	17	–	–	17	14	8
Post retirement medical benefits (PRMB)	1	3	–	–	4	5	8

	92	325	2	7	426	450	421

Average numbers employed
2004—Continuing operations	1,699	8,856	71	1,059	11,685
2003—Continuing operations	1,804	9,319	187	1,239		12,549
2002—Continuing operations	1,563	9,034	146	1,370			12,113

4.     Pension and post-retirement benefit plans

The Group operates a number of pension and post-retirement healthcare plans throughout the world. The major plans are of the defined benefit type and the assets of the plans are largely held in separate trustee administered funds. The UK funds represent approximately 80% of the overall pension liabilities of the Group and are closed to new members. The Group operates defined benefit pension and post-retirement medical benefit schemes in several countries overseas, with the most significant being in the US and Canada. In addition there are a number of defined contribution schemes.

The assets and liabilities of the defined benefit schemes are reviewed regularly by independent professionally qualified actuaries. For the UK schemes a full assessment is undertaken every three years for funding purposes and the latest full actuarial valuation of the UK schemes was carried out as at 6 April 2003 using the projected unit credit method. The latest actuarial reviews of the US and Canadian schemes were carried out as at 1 January 2004.

The Group has adopted "FRS No. 17—Retirement benefits" in full from 1 September 2003. In prior years, the Group has complied with the transitional disclosure requirements of this standard. The measurement dates used to calculate the disclosures are the respective balance sheet dates.

The Group's investment strategy for its funded pension schemes has been developed within the framework of local statutory requirements. The Group's policy for the allocation of assets within the schemes has the objective of maintaining the right balance between controlling risk and achieving the long-term returns which will minimise the cost to the Group. The Group aims to invest a significant proportion of the assets (50%) into equities which the Group believes offer the best returns over the longer term. In addition the Group invests approximately 40% of the assets into bonds with the remainder in properties and cash.

The total cost of pension and post-retirement benefits for the Group was £51 million (2003: £49 million, 2002: £2 million credit) of which £32 million (2003: £29 million, 2002: £22 million)

has been charged against operating profit and £19 million (2003: £20 million, 2002: £24 million credit) has been charged within other finance charges.

	31 August 2004		31 August 2003		31 August 2002
(a) The major assumptions used were:	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas
	%	%	%	%	%	%
Inflation	2.9	3.0	2.5	3.0	2.3	2.1
Rate of general increase in salaries	4.4	4.3	4.0	4.4	4.1	4.8
Rate of increase to benefit increases	3.2	1.8	3.1	1.8	3.1	2.1
Discount rate for plan liabilities	5.8	5.7	5.6	6.0	6.0	6.5
The expected long term rate of returns and market values of the significant plans are:
Equities	7.7	8.1	7.5	8.2	7.5	8.7
Bonds	5.4	6.0	5.0	5.8	5.0	6.1
Property and other	4.7	4.0	5.5	4.3	5.2	4.4
	31 August 2004		31 August 2003		31 August 2002
(b) The net pension and post-retirement medical benefits (PRMB) liability of the Group as at 31 August 2004 was:	United Kingdom market value	Overseas market value	United Kingdom market value	Overseas market value	United Kingdom market value	Overseas market value
	£	£	£	£	£	£
	(million)
Equities	821	134	814	156	896	206
Bonds	616	136	594	161	458	115
Property and other	159	33	143	14	197	6

Total market value of assets	1,596	303	1,551	331	1,551	327
Present value of plan liabilities	(2,002)	(458)	(2,004)	(464)	(1,941)	(417)

Deficit in the plans	(406)	(155)	(453)	(133)	(390)	(90)
Related deferred tax asset	122	52	136	45	117	27

Net pension and PRMB liability	(284)	(103)	(317)	(88)	(273)	(63)

	31 August 2004		31 August 2003		31 August 2002
(c) Profit and loss account charges	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas
	£	£	£	£	£	£
	(million)
The amounts charged to operating profit during the year were:
Current cost	11	21	10	19	6	9
Past service cost	–	–	–	–	–	7

Total included within operating profit	11	21	10	19	6	16

The amounts charged to other finance charges during the year were:
Interest cost	110	25	114	26	110	28
Expected return on assets	(97)	(19)	(98)	(22)	(130)	(32)

Total included within other finance charges	13	6	16	4	(20)	(4)

	31 August 2004		31 August 2003		31 August 2002
(d) Analysis of amount that has been included within the Group statement of recognised gains and losses:	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas
	£	£	£	£	£	£
	(million)
Actual return less expected return on pension plan assets	10	5	(12)	(6)	(322)	(64)
Experience gains and losses arising on the plan liabilities	(17)	(3)	20	(4)	(52)	–
Changes in assumptions underlying the present value of the plan liabilities	34	(26)	(71)	(22)	(19)	(19)

Actuarial gain/(loss) loss recognised in Group statement of total recognised gains and losses	27	(24)	(63)	(32)	(393)	(83)
Deferred tax movement	(8)	7	19	11	112	25

Actuarial gain/(loss) loss recognised in Group statement of total recognised gains and losses—net of tax	19	(17)	(44)	(21)	(281)	(58)

	31 August 2004		31 August 2003		31 August 2002
(e) The movement in deficit during the year was:	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas
	£	£	£	£	£	£
	(million)
Deficit in plan at beginning of year	(453)	(133)	(390)	(90)	(31)	(4)
Movement in year:
Current service cost	(11)	(21)	(10)	(19)	(6)	(9)
Past service cost	–	–	–	–	–	(7)
Contributions	44	13	26	16	20	4
Other finance income	(13)	(6)	(16)	(4)	20	4
Currency translation adjustment	–	16	–	(4)	–	5
Actuarial gain/(loss)	27	(24)	(63)	(32)	(393)	(83)

Deficit in plan at the end of the year	(406)	(155)	(453)	(133)	(390)	(90)

Based on current market conditions we anticipate that contributions to the funds will be approximately £60 million in 2005 and 2006.

The future benefits expected to be paid by the UK and overseas plans are as follows:

	UK		Overseas
	Pension benefits	PRMB	Pension benefits	PRMB
	£	£	£	£
	(million)
Year ending 31 August 2005	94	1	26	1
Year ending 31 August 2006	96	1	20	1
Year ending 31 August 2007	99	1	19	1
Year ending 31 August 2008	102	1	19	1
Year ending 31 August 2009	105	1	19	1
Year ending 31 August 2010 to 2014	574	5	85	5

	31 August 2004		31 August 2003		31 August 2002
The history of experience gains and losses is:	United Kingdom	Overseas	United Kingdom	Overseas	United Kingdom	Overseas
Actual return less expected return on pension plan assets
Amount (£million)	10	5	(12)	(6)	(322)	(64)
Percentage of the scheme assets (%)	1%	2%	(1%)	(2%)	(21%)	(20%)
Experience gains and losses arising on the plan liabilities
Amount (£million)	(17)	(3)	20	(4)	(52)	–
Percentage of the present value of the scheme liabilities (%)	1%	1%	(1%)	1%	3%	–
Actuarial loss recognised in Group statement of total recognised gains and losses
Amount (£million)	27	(24)	(63)	(32)	(393)	(83)
Percentage of the present value of the scheme liabilities (%)	(1%)	5%	3%	7%	20%	20%

5.     Operating costs

			Year ended 31 August
		Note	Total 2004	2003 (restated)	2002 (restated)
			£	£	£
			(million)
	Change in stocks of finished goods and work in progress		(5)	(72)	(94)
	Raw materials and consumables		810	838	840
Customs and excise duty paid	—ongoing		618	671	638
	—Mexican excise rebate		–	(38)	(213)
	Staff costs	3	426	450	421
	Depreciation	12	78	75	75
	Goodwill amortisation		40	40	38
	Other operating charges including exceptional items		654	690	823
	Operating leases
	—hire of equipment		11	11	11
	—property rents		45	48	48
	Payments to auditor
	—fees for audit		3	3	6

			2,680	2,716	2,593

Other operating charges include advertising and promotion of £421 million (2003: £413 million, 2002: £424 million), shipping and handling costs of £67 million (2003: £66 million, 2002: £61 million) and foreign currency transaction losses of £10 million (2003: £2 million, 2002: £7 million).

The parent company audit fee was nil (2003 and 2002: nil). Other payments to the auditor related to taxation services £1 million (2003: £1 million, 2002: £2 million), and other of £nil (2003: £nil, 2002: £2 million).

6.     Exceptional items after taxation

	Year ended 31 August
	2004	2003	2002
	£	£	£
	(million)
Exceptional items
Mexican excise rebate	–	38	213
Mexican social projects	–	–	(11)
Acquisition integration costs	–	(3)	(36)
Termination of land lease	–	–	(23)
Asset write-downs	(5)	2	(14)
Restructuring	(31)	(9)	–

Total exceptional items within operating costs	(36)	28	129
Profit on sale of businesses	20	–	–
Profit on disposal of fixed assets	14	–	–

Total exceptional items before taxation	(2)	28	129
Taxation	12	(10)	(48)

Exceptional items after taxation	10	18	81

The cost of the Mexican social projects relate to the establishment of a trust fund for social and community projects.

Termination of land lease related to costs associated with the planned termination of a land lease in California.

Asset write downs during 2002 and 2003 relate to the closure of the Dumbarton Distillery resulting from the Group's review of its distillery strategy. In 2004 the costs related to the write down of properties in Germany and New Zealand.

The Group's costs in relation to the acquisition integration programme principally related to redundancies, distribution realignment, office reorganisations and related legal and professional costs.

In 2003 the QSR business was restructured to concentrate on its three brands and to focus on operational systems and standards. In 2004 the restructuring programme was aimed at reducing the overlap between central, regional and market-focused functions.

The profit on sale of a business relates to additional consideration received in full and final settlement of the disposal of our 50% interest in Panrico in March 2000.

7.     Interest payable

	Year ended 31 August
	2004	2003	2002
	£	£	£
	(million)
Interest on bank loans and overdrafts	21	31	63
Interest on other loans	103	107	75
Less: deposit and other interest receivable	(7)	(12)	(8)

Interest payable	117	126	130

8.     Taxation

	Year ended 31 August
	2004	2003 (restated)	2002 (restated)
	£	£	£
	(million)
The charge for taxation on the profit for the period comprises:
Continuing operations
Current tax
United Kingdom taxation
Corporation tax at 30% (2003: 30%, 2002: 30%)	(3)	25	18
Adjustment in respect of prior periods	(11)	(1)	(3)
Double taxation relief	(3)	(1)	(3)

	(17)	23	12
Overseas taxation
Corporation tax	65	60	188
Adjustment in respect of prior periods	1	9	(26)

	66	69	162
Taxation on attributable profit of associated undertakings	10	10	7

Total current tax	59	102	181
Deferred tax
Origination and reversal of timing differences
United Kingdom	30	–	5
Overseas	27	64	(15)
Adjustment in respect of prior periods	(7)	(32)	5
Recognition of deferred tax assets arising in prior periods	–	(8)	(10)

	109	126	166

After adjusting for the tax credit on exceptional items and goodwill amortisation of £16 million (2003: £8 million charge, 2002: £46 million charge), the taxation charge is £125 million (2003: £118 million, 2002: £120 million).

	Year ended 31 August
	2004	2003 (restated)	2002 (restated)
	£	£	£
	(million)
Profit on ordinary activities before taxation is analysed as follows:
United Kingdom	60	24	30
Overseas	387	431	525
Associates	32	24	15

	479	479	570

A reconciliation of the tax charge at the UK corporation tax rate of 30% (2003 and 2002: 30%) to the Group's tax on profit on ordinary activities is shown below:

	Year ended 31 August
	2004	2003 (restated)	2002 (restated)
	£	£	£
	(million)
Profit on ordinary activities before taxation	479	479	570

Notional charge at UK corporation tax rate of 30%	144	144	171
Differences in effective overseas tax rates	11	16	18
Adjustments to prior period tax charges	(17)	(24)	2
Movement on provisions	(14)	(12)	(12)
Taxable intra-group dividend income	–	5	14
Tax relief for repayment of debenture premia	–	(10)	(31)
Utilisation of tax losses not recognised	–	2	(7)
Non deductible losses and expenditure	7	13	22
Non taxable income and gains	(33)	(12)	(10)
Other	11	4	(1)

Taxation on profit on ordinary activities	109	126	166

9.     Earnings per share

Basic earnings per share of 33.1p (2003: 31.3p, 2002: 36.7p) has been calculated on earnings of £356 million (2003: £337 million, 2002: £391 million) divided by the average number of shares of 1,076 million (2003: 1,075 million, 2002: 1,066 million).

Diluted earnings per share of 32.9p (2003: 31.3p, 2002: 36.6p) has been calculated on earnings of £356 million (2003: £337 million, 2002: £391 million) divided by the average number of shares and potentially dilutive Ordinary Shares of 1,083 million (2003: 1,076 million, 2002: 1,069 million). The additional shares included in the dilutive earnings per share calculation for 2004, 2003 and 2002 result from the potential dilutive effect of Ordinary Shares held by the Group's employee trusts relating to those employee share plans where the conditions for exercise would have been satisfied if 31 August 2004, 31 August 2003 and 31 August 2002 were the respective vesting dates of those plans.

	Year ended 31 August
	2004	2003	2002
	£	£	£
	(million)
Average number of shares
Weighted average ordinary shares in issue during the year	1,107	1,107	1,087
Weighted average ordinary shares owned by the Allied Domecq employee trusts*	(31)	(32)	(21)

Weighted average ordinary shares used in basic earnings per share calculation	1,076	1,075	1,066

*
Includes American Depositary Shares representing underlying Ordinary Shares.

10.   Ordinary dividends

	Total			Per Share
	Year ended 31 August
	2004	2003	2002	2004	2003	2002
	£	£	£	(p)	(p)	(p)
	(million)
Interim	63	57	53	5.83	5.30	4.90
Final	104	93	88	9.67	8.70	8.10

	167	150	141	15.50	14.00	13.00

11.   Intangible assets

				31 August
	Goodwill	Brands	Other intangibles	2004 Total	2003 Total
	£	£	£	£	£
	(million)
Cost
At the beginning of the year	785	555	35	1,375	1,375
Currency translation adjustment	–	–	–	–	–
Additions	4	–	–	4	–

At the end of the year	789	555	35	1,379	1,375

Amortisation
At the beginning of the year	(93)	–	(9)	(102)	(59)
Currency translation adjustment	–	–	–	–	–
Charge for the year	(40)	–	(3)	(43)	(43)

At the end of the year	(133)	–	(12)	(145)	(102)

Net balance at the end of the year	656	555	23	1,234	1,273

Goodwill is being amortised over twenty years. All goodwill relates to the Spirits & Wine segment.

Brands relates to the acquisition of Malibu in 2002. The acquired brand intangible asset is determined to have an indefinite useful economic life. An impairment review was carried out at the balance sheet date and the Board of Directors are satisfied that the brand has not suffered any loss in value.

Other intangibles, which comprise distribution rights, are being amortised over ten years. The estimated amortisation expense is estimated to be £3 million per year over the next five years.

12.   Tangible assets

	Land and buildings	Plant and Equipment	Total
	£	£	£
	(million)
Cost
At the beginning of the year	773	721	1,494
Currency translation adjustment	(45)	(39)	(84)

	728	682	1,410
Additions
—acquisitions	2	1	3
—capital expenditure	31	81	112
Disposals and transfers	(38)	(33)	(71)

At the end of the year	723	731	1,454

Depreciation
At the beginning of the year	(169)	(359)	(528)
Currency translation adjustment	12	20	32

	(157)	(339)	(496)

Disposals	15	26	41
Charge for the year	(17)	(61)	(78)

At the end of the year	(159)	(374)	(533)

Net book value at 31 August 2004	564	357	921

Net book value at 31 August 2003	604	362	966

	31 August 2004		31 August 2003
	At cost	Net book value	At cost	Net book Value
	£	£	£	£
	(million)
Freehold land and buildings	638	506	689	548
Long lease land and buildings	16	14	17	15
Short lease land and buildings	69	44	67	41

Total land and buildings	723	564	773	604

The carrying value of land not depreciated is £271 million (2003: £290 million).

13.   Investments and loans

	Investments
			Franchise and trade loans
	Listed	Unlisted		Total
	£	£	£	£
	(million)
At the beginning of the year	139	13	8	160
Prior year adjustment	(129)	–	–	(129)

At the beginning of the year (restated)	10	13	8	31
Currency translation adjustment	–	–	(1)	(1)
Disposals and transfers	(8)	–	(1)	(9)

At the end of the year	2	13	6	21

The Group has complied with "UITF No. 38—Accounting for ESOP trusts". This has resulted in the reclassification of shares held in employee trusts from investments to Shareholders' funds and has been accounted for as a prior year adjustment. The Parent Company lends funds to the employee trusts to purchase the shares; a similar prior year adjustment has been made in that company.

The unlisted investments include a holding of 1% in Suntory Limited, incorporated in Japan.

14.   Investments in associates

	Cost	Unlisted companies' share of reserves	Listed companies' share of reserves	Loans	Total
	£	£	£	£	£
	(million)
At the beginning of the year	43	26	14	2	85
Currency translation adjustment	(1)	(1)	(1)	–	(3)
Additions	1	–	–	–	1
Other reserve movement	–	(17)	–	–	(17)
Share of retained profit for the year	–	7	–	–	7

At the end of the year	43	15	13	2	73

The share of profits before taxation was £32 million (2003: £24 million) and dividends received were £15 million (2003: £13 million).

The principal associate is a 23.75% (2003: 25%) equity interest in Britannia Soft Drinks Limited, a company engaged in the manufacture and sale of soft drinks. Britannia has adopted a defined benefit pension plan which has resulted in a £17 million reduction in the Group's share of net assets.

Other associates include Baskin-Robbins Japan (44% equity interest) and Baskin-Robbins Korea (33% equity interest) and the Group's interest in the Miller ready-to-drink commercial partnership. Baskin-Robbins Japan and Baskin-Robbins Korea are both engaged in the development and operation of franchise stores, including the manufacture of products for franchise shops.

Baskin-Robbins Japan is the only listed associate and the market value of these shares was £32 million at 31 August 2004 (2003: £20 million).

Investments in associates comprise the cost of shares, less goodwill written off on acquisitions prior to 1 September 1998 of £37 million (2003: £37 million), the Group's share of reserves of £28 million (2003: £40 million), and loans to associates of £2 million (2002: £2 million).

15.   Stocks

	31 August
	2004	2003
	£	£
	(million)
Raw materials and consumables	27	45
Maturing inventory	1,025	1,047
Finished products	273	293
Bottles, cases and pallets	18	22

	1,343	1,407

16.   Debtors

	31 August
	2004	2003 (restated)
	£	£
	(million)
Amounts due within one year
Trade debtors	450	501
Deferred tax assets (note 18)	18	22
Other debtors	94	108
Prepayments and accrued income	58	53

	620	684

Amounts due after more than one year
Other debtors	3	2
Prepayments and accrued income	13	15

	16	17

Debtors	636	701

17.   Creditors

	31 August
	2004	2003
	£	£
	(million)
Amounts due within one year
Trade creditors	233	216
Bills payable	18	17
Other creditors	255	312
Social security	9	10
Taxation	196	228
Accruals and deferred income	273	285
Proposed dividend (note 10)	104	93

	1,088	1,161

Amounts due after more than one year
Other creditors	33	34
Accruals and deferred income	10	12

	43	46

18.   Provisions for liabilities and charges

	Post retirement medical benefits (restated)	Reorganisation and restructuring	Surplus properties	Deferred taxation (restated)	Total
	£	£	£	£	£
	(million)
At the beginning of the year	90	31	9	153	283
Prior year adjustment	(90)	–	–	(67)	(157)

At the beginning of the year (restated)	–	31	9	86	126
Currency translation adjustment	–	4	–	(5)	(1)
Timing differences within statement of total recognised gains and losses	–	–	–	23	23
Utilised during the year	–	(43)	–	–	(43)
Charged during the year	–	31	–	43	74

At the end of the year	–	23	9	147	179

The Group has adopted "FRS No. 17—Retirement benefits". As a result, pensions and post-retirement medical liabilities and the related deferred tax are now included within the new balance sheet classification "Pension and post-retirement liabilities". This has been accounted for as a prior year adjustment.

The provision for surplus properties will be utilised over the terms of the leases. The current value of the contractual obligation is £9 million (2003: £9 million).

The following table provides an analysis of the movement in reorganisation and restructuring provisions from 31 August 2002 to 31 August 2004:

	Employee costs	Other	Total
	£	£	£
	(million)
At 31 August 2002	12	37	49
Utilised during the year	(15)	(15)	(30)
Charged during the year	12	–	12

At 31 August 2003	9	22	31
Utilised during the year	(30)	(9)	(39)
Charged during the year	31	–	31

At 31 August 2004	10	13	23

All reorganisation and restructuring charges are classified as exceptional items in the consolidated profit and loss account.

During the year ended 31 August 2004, reorganisation and restructuring provisions charged in the year included £31 million relating to the restructuring of the spirits and wine business. The cost was employee related, representing a reduction of approximately 500 staff across all areas of the business of which £29 million has been utilised. Further provisions utilised during the year included £3 million related to the acquisition integration programme, £5 million relating to the land lease in California and £2 million relating to the social and community projects in Mexico.

During the year ended 31 August 2003, reorganisation and restructuring provisions charged in the year included £9 million relating to the reorganisation of the QSR business. The majority of the costs were employee related representing a reduction of over 200 staff across all areas of the business. In addition, employee related costs of £3 million were charged as part of the final stages of the acquisition integration programme. During the year ended 31 August 2003, approximately 300 staff were made redundant under the acquisition integration programme utilising £12 million of provisions. A further £8 million of the integration provision was utilised principally on distributor realignment, office reorganisations and legal and professional fees. During the year, approximately 100 staff were made redundant as part of the QSR restructuring programme, utilising £3 million of the provision. Further provision utilisation included £2 million related to the land lease in California and £4 million for investments in social and community projects in Mexico.

During the year ended 31 August 2002, reorganisation and restructuring provisions charged in the year included £33 million created as part of an acquisition integration programme, £15 million of which related to the reduction of approximately 380 production, sales and central office staff. The remaining non-headcount provision of £18 million principally related to distribution realignment, office reorganisations and legal and professional fees. During the year ended 31 August 2002, approximately 130 production staff were made redundant under this programme at a cost of approximately £3 million. A further £11 million of this provision was utilised during the year principally on office reorganisations and legal and professional fees. Further provisions charged during the year related to £18 million for a lease termination penalty related to a land lease in California, £11 million for investments in social and community projects in Mexico, of which £2 million was utilised during 2002, and £2 million for the closure of the Dumbarton Distillery.

Of the provisions outstanding at the year-end, £11 million relate to the termination of the land lease in California and £2 million for the trust fund established for social and community projects in Mexico. The remaining £10 million relates to the Group restructuring programmes. It is expected that the majority of these provisions will be incurred in the financial year ending 31 August 2005 with the exception of the trust fund which will be disbursed as the projects develop.

Components of deferred tax were:

	31 August
	2004	2003 (restated)
	£	£
	(million)
Deferred taxation liabilities
Accelerated capital allowances	37	16
Write down of investments	62	40
Stock	24	45
Unrealised foreign exchange differences	65	45
Intangibles	55	41
Others	17	3

	260	190

Deferred taxation assets
Operating losses and tax credits	(82)	(63)
Debenture premia	(15)	(17)
Pensions and post-retirement benefits	(174)	(181)
Inter-company stock transfers	(21)	(28)
Provisions	(40)	(36)
Others	(12)	(24)

	(344)	(349)
Less amounts not recognised	39	42

	(305)	(307)

Deferred taxation asset	(45)	(117)

Comprising:
Deferred tax asset (note 16)	(18)	(22)
Deferred tax liability	147	86
Pensions and post-retirement benefits (note 4)	(174)	(181)

	(45)	(117)

Analysed as:
Current: Deferred tax assets	(111)	(115)
Deferred tax liabilities	21	36
Non-current: Deferred tax assets	(73)	(133)
Deferred tax liabilities	118	95

	(45)	(117)

Movement in deferred taxation

	31 August
	2004	2003
	£	£
	(million)
At the beginning of the year (as reported)	136	108
Prior year adjustment	(253)	(253)

At the beginning of the year (restated)	(117)	(145)
Currency translation adjustment	–	2
Timing differences within statement of total recognised gains and losses	22	2
Charged during the year	50	24

At the end of the year	(45)	(117)

The prior year adjustment arises following the introduction of "FRS No. 17—Retirement Benefits".

Deferred tax assets of £39 million at 31 August 2004 (2003: £42 million) have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain tax jurisdictions.

Deferred tax has not been provided for liabilities which might arise on the distribution of unappropriated profits of subsidiaries and associates where such amounts are considered permanently reinvested. Determination of the tax liability that would arise on repatriation of these profits is not practical. The cumulative amount of unappropriated profits of overseas subsidiaries and associates totaled approximately £2,370 million at 31 August 2004 (2003: £2,093 million).

18.   Provisions for liabilities and charges (Continued)

At 31 August 2004 operating losses and tax credits with the following expiration dates were carried forward and are available to reduce future taxable income of certain subsidiaries:

31 August 2004
£ (million)
Operating losses
2005	2
2006-2007	22
2008-2009	9
2010-2019	53
Unexpiring	97

183

Tax credits
2011-2013	20

19.   Net debt

		31 August
	Redemption date
		2004	2003
		£	£
		(million)
Unsecured loans
GBP250 million Bond (6.625%)*	2014	247	247
EUR600 million Bond (5.875%)*	2009	402	410
GBP450 million Bond (6.625%)*	2011	448	447
EUR800 million Bond (5.5%)*	2006	539	550
NZD125 million Capital Notes (9.3%)	2006	45	45
DEM500 million Notes (4.75%)*	2005	173	176
NZD100 million Revolving Credit Facility*	2006	19	23
MXN600 million Revolving Credit Facility*	2008	28	34
Foreign currency swaps	Various	(209)	(115)

Total		1,692	1,817
Less amounts repayable within one year		–	(2)

Loan capital		1,692	1,815
Short term borrowings		378	772
Cash at bank and in hand		(129)	(175)

Net debt		1,941	2,412

*
Borrowings and interest guaranteed by Allied Domecq PLC or Allied Domecq (Holdings) PLC.

The short term borrowings are comprised of £304 million in commercial paper and £74 million due to banks.

The Euro and GBP Bonds have been partially swapped into floating rate US Dollars.

	31 August
	2004	2003
	£	£
	(million)
Repayment schedule
More than five years	695	1,104
Between four and five years	194	–
Between three and four years	28	–
Between two and three years	–	711
Between one and two years	775	–

Loan capital due after one year	1,692	1,815
Due within one year	378	772

Total borrowings	2,070	2,587

The funding policy of the Group is to maintain a broad portfolio of debt, diversified by source and maturity and to maintain committed facilities sufficient to cover with a minimum of £300 million above peak borrowing requirements for the next 12 months. At 31 August 2004, the Group had available undrawn committed bank facilities of £1,192 million (2003: £1,346 million) of which £77 million (2003: £167 million) mature in less than one year and £1,115 million (2003: £1,179 million) between two and five years. Most of the committed bank facilities are subject to a minimum interest cover ratio (defined as the ratio of profit on ordinary activities before finance charges, exceptional items and goodwill amortisation to net interest) of 3 times and a leverage ratio limit of 4 times, which the debt agreement defines as borrowings over EBITDA (earnings before interest, tax, depreciation and amortisation). The leverage ratio may not exceed 4 on any test except in the event of an acquisition when it may reach 4.75 with up to 2 consecutive test dates to rectify. We are presently compliant with all requirements of our debt covenants.

20.   Financial instruments

The Group treasury operates as a centralised service managing interest rate and foreign exchange risk and financing. The Board of Directors agrees and reviews policies and financial instruments for risk management. The Group utilizes certain derivative financial instruments to enhance its ability to manage risk, including interest rate and foreign currency price risk. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Group does not enter into contracts for speculative purposes.

Set out below is a year-end comparison of the current and book values of the Group's financial instruments by category excluding short-term debtors and creditors. Where available, market rates have been used to determine current values. Where market rates are not available, current values have been calculated by discounting cash flows at prevailing interest and exchange rates.

	31 August 2004		31 August 2003
	Book value	Current value	Book value	Current value
	£	£	£	£
	(million)
Cash at bank and in hand	129	129	175	175
Short-term debt (including current portion of long-term debt)	(378)	(378)	(772)	(772)
Long-term debt	(1,692)	(1,799)	(1,815)	(1,932)

Total net debt	(1,941)	(2,048)	(2,412)	(2,529)

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

At 31 August 2004, taking account of swaps, 71% (2003: 70%) of net debt was at fixed rates of interest. At 31 August 2004, the weighted average maturity of net debt was approximately 3.4 years (2003: 4 years).

	31 August 2004		31 August 2003
	Book value	Current value	Book value	Current value
	£	£	£	£
	(million)
Interest rate swaps	1	(30)	1	(34)
Cross currency swaps	8	32	7	44

	9	2	8	10

There is a deferred loss in respect of interest rate swaps, being the net of the current value less book value, of which £10 million (2003: £9 million) relates to the financial year ending 31 August 2005 and £21 million (2003: £26 million) thereafter.

There is a deferred gain in respect of cross currency swaps, being the net of the current value less book value, of which £4 million (2003: £6 million) relates to the financial year ending 31 August 2005 and £20 million (2003: £31 million) thereafter.

After taking into account cross currency and interest rate swaps, the currency and interest rate exposure of net debt as at 31 August 2004 was:

	31 August 2004					31 August 2003
			Fixed rate debt					Fixed rate debt
	Net debt	Floating rate net debt	Fixed rate debt	Weighted average interest rate	Weighted average time for which rate is fixed	Net debt	Floating rate net debt	Fixed rate debt	Weighted average interest rate	Weighted average time for which rate is fixed
	£	£	£	%	Years	£	£	£	%	Years
	(million)					(million)
Sterling	18	18	–	–	–	65	5	60	11.2	8
US Dollar*	1,205	443	762	5.8	5	1,471	523	948	5.7	5
Euro	562	89	473	5.2	2	701	166	535	5.1	4
NZ Dollar	95	22	73	8.1	2	108	35	73	8.1	3
Japanese Yen	103	34	69	0.7	3	110	36	74	0.7	4
Other	(42)	(42)	–	–	–	(43)	(43)	–	–	–

Net debt	1,941	564	1,377	5.7	4	2,412	722	1,690	5.6	6

*
US dollar debt includes a non-material amount of Canadian debt.

Some of the interest rate swaps included in the above table are cancelable at the option of the banks at various dates between 1 September 2004 and 31 August 2006.

The floating rate debt includes bank debt bearing interest at rates based on the relevant inter bank rate and on commercial paper rates in the UK, US, Canada and France. These rates are fixed in advance for periods up to six months. The weighted average interest rate on floating net debt as at 31 August 2004 was approximately 3.6% (2003: 2.8%).

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

The Group has revenues and expenses denominated in foreign currencies and, as a result, is exposed to foreign currency exchange rate risk. To manage exchange rate risk of transaction exposures, the Group nets foreign currency revenues and expenses, to the extent practicable, to take advantage of natural offsets. The Group uses foreign currency option, swap and forward contracts with maturities of up to

18 months to manage the remaining net exposure. It is the Group's policy to hedge each currency forward a minimum of 12 months at 80% to 90% of the net exposure. Based on our average annual net foreign currency positions during 2004, a 10% adverse change in average annual foreign currency exchange rates would not be material to the Consolidated Financial Statements.

At 31 August 2004, 82% (2003: 84%) of such currency exposures for the following 12 months had been hedged and 0% (2003: 0%) had been hedged between 12 and 18 months.

The estimated current value of the foreign exchange cover forward contracts and options entered into to hedge future transaction flows is set out below based on quoted market prices where available and option pricing models.

	31 August 2004			31 August 2003
	Nominal value of derivatives	Book value	Current value	Nominal value of derivatives	Book value	Current value
	£	£	£	£	£	£
	(million)
Foreign exchange forward rate contracts
—assets	140	–	5	155	–	4
—liabilities	53	–	(1)	72	–	(4)
Options
—assets	110	–	3	19	–	–
—liabilities	–	–	–	19	–	–

	303	–	7	265	–	–

A net gain of £13 million was recognised on all foreign exchange forward contracts and options maturing in the year to 31 August 2004 (2003: £13 million, 2002: £9 million).

At 31 August 2004 and 31 August 2003, there were no material monetary assets or liabilities in currencies other than the functional currencies of Group companies, having taken into account the effect of derivative financial instruments that have been used to hedge foreign currency exposure.

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

The Group targets minimum headroom cover of at least £300 million. Where possible the Group's borrowing facilities will be spread over a number of years to minimise the risks and disruption associated with renegotiating maturing facilities.

Credit risk

The Group restricts its investments to money market fixed term deposits, certificates of deposit or commercial paper. Maximum maturities for such instruments are 6 months. Deposits must be made with relationship banks. Investments in certificates of deposit or commercial paper are only made in paper with an A-1/P-1 short-term credit rating. Maximum exposure limit to any counterparty is limited to £100 million. Counterparties with a long term rating below A3 are not authorised unless there is no alternative in a particular location in which the Group operates.

Commodity price risk

The Group hedges expected commodity purchases based on internal forecast requirements. A confidence rating is applied to forecast purchases and the Group will hedge up to, but not exceed, a predetermined confidence ratio. Open commodity future contracts outstanding at 31 August 2004, and associated unrecognized gains or losses on those contracts are not considered material.

21.   Share capital

	Authorised		Allotted, called up and fully paid
	31 August		31 August
	2004	2003	2004	2003
	£	£	£	£
	(million)
Equity
Ordinary shares of 25p	400	400	277	277
	Authorised		Issued
	(million)
Number of shares	1,600	1,600	1,107	1,107

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

Share partnership plan

(c)
Share Partnership Plan

This fixed plan is an Inland Revenue approved share incentive plan, which was introduced during the year ended 31 August 2002 in the UK as a replacement for the SAYE Scheme 1999. Eligible employees are invited to purchase shares on a monthly basis from gross pay and the Group matches the employees' investments on a one for four basis.

Executive plans

All variable plans

(d)
Inland Revenue Approved Executive Share Option Scheme 1999

Discretionary options up to a value of £30,000 per participant may be granted at an exercise price not less than market value and under normal circumstances remain exercisable between the third and tenth anniversaries of the date of grant.

(e)
Executive Share Option Scheme 1999 (incorporating US Schedule)

Discretionary options over ordinary shares or ADSs are granted at an exercise price not less than market value and under normal circumstances remain exercisable between the third and tenth anniversaries of the date of grant (though shorter life options may be granted).

(f)
Share Appreciation Rights Plan 1999

This alternative to a share option plan is operated in countries where securities or tax laws prevent or restrict the use of the executive share option plans. Discretionary share appreciation rights are granted at an exercise price not less than market value and under normal circumstances remain exercisable between the third and tenth anniversaries of the date of grant (though shorter life share appreciation rights may be granted). Upon exercise of a share appreciation right, the holder is paid, in cash, the excess of the market price of the number of underlying shares or ADSs, at the exercise date, over the market value represented by such shares or ADSs as at the original grant date.

The Remuneration Committee sets performance conditions for participation in the discretionary option and share appreciation rights plans, as described below. For 1999 and 2000 grants, options only become exercisable if the Total Shareholder Return (change in value of the shares plus gross dividends paid, treated as re-invested) on Allied Domecq PLC ordinary shares equals or exceeds that of the median Total Shareholder Return achieved by the constituents of the FTSE 100 Index over any consecutive three-year period between the dates of grant and exercise. Following the 2001 Annual General Meeting, however, the underpinning performance conditions of the plans is linked to sustainable earnings growth measured over three years. If the performance condition is not satisfied it may be proportionately increased over extended periods of four and five years. If the performance condition is not satisfied after five years the option will lapse. Where larger grants are made, and where appropriate, it is the intention of the Remuneration Committee to attach supplemental performance conditions to such awards. These plans are subject to performance conditions and, in the case of share appreciation rights, are payable in cash. Accordingly, as such these plans are all accounted for as variable plans and result in the recognition of compensation expense.

(g)
Long Term Incentive Scheme 1999

Awards under the long term incentive plan are made through the grant of options at a nominal cost, which will vest subject to performance conditions set by the Remuneration Committee at the award date.

Awards under this plan have been made to Executive Directors and certain other senior executives since fiscal 2001 and may vest subject to Total Shareholder Return performance over a three-year period relative to a comparator group of companies. Total Shareholder Return performance at the median of the comparator group will vest 40% of an award, increasing on a straight-line basis to 100% vesting for performance at upper quartile or above. For performance below the median level awards will not vest.

Compensation expense is accrued based on the Group's estimate of the extent to which the performance criteria are expected to be met. The accrual is based upon the cost of the shares or ADSs purchased by the employee trusts, and is amortised over the vesting period of the underlying options.

Other

(h)
Deferred Bonus Plan

The Group offered a deferred bonus plan in the years ended 31 August 2004, 2003, 2002 and 2001 for Executive Directors and certain other senior executives. Bonuses were based on earnings per share growth and completion of key management objectives. The bonus payable to participants in respect of fiscal 2004 was the equivalent of 14% of their annual basic salary for every 1% of real growth in the Group's earnings per share. The maximum bonus receivable based upon earnings per share growth was 80% of basic salary. An additional discretionary bonus of up to 20% of salary was available under the plan on the achievement of certain key management objectives.

Under the deferred bonus plan 25% of the award will be automatically deferred into Allied Domecq PLC ordinary shares or ADSs. It will be matched one for one by the Group, in respect of 50% of the award, after two years and, in respect of the remaining 50% of the award, after three years, subject to the executive remaining an employee of the Group. Up to an additional 25% of the award may be voluntarily deferred, in respect of 50% of the award, for two years and, in respect of the remaining 50% of the award, for three years into shares or ADSs, with the Group providing a matching investment on the same terms.

Compensation expense is recognised for the full cost of deferred bonuses (including matching shares) in the year to which the performance conditions relate.

Performance targets and key management objectives are set by the Remuneration Committee annually.

Details of the unexercised options granted under the Company's employee share option schemes as at 31 August 2004 and 2003 were as follows:

		Options outstanding at 31 August 2004			Options outstanding at 31 August 2003
Plans	Exercise price (pence)	Number	Remaining contractual months	Options exercisable at 31 August 2004	Number	Remaining contractual months	Options exercisable at 31 August 2003
Options over Ordinary Shares
SAYE Scheme 1999	262.0	593,197	3	3,606	655,020	15	550
International SAYE Scheme 1999	265.0	–	–	–	252,764	–	252,764
	265.0 282.0 282.0	117,883 461,048 60,961	9 2 26	– – –	132,952 503,592 66,540	21 14 38	– – –
Approved Executive Share Option Scheme 1999	331.0 408.0 351.5 438.0 382.0 351.0 383.0 455.3	9,063 845,480 298,442 34,245 426,548 25,641 353,751 6,589	68 80 86 92 98 104 110 116	9,063 845,480 28,534 6,849 26,514 – 11,595 –	36,252 1,124,856 320,942 34,245 470,956 25,641 – –	80 92 98 104 110 116 – –	36,252 110,280 – – – – – –
Executive Share Option Scheme 1999	342.0 331.5 331.0 408.0 351.5 438.0 382.0 351.0 383.0 455.3	3,524,647 292,500 15,937 2,679,218 4,465,579 214,353 7,122,334 64,359 8,209,060 129,901	62 62 68 80 86 92 98 104 110 116	3,524,647 292,500 15,937 2,679,218 693,960 651 673,921 – 315,905 –	4,617,281 947,017 46,248 3,519,398 5,085,762 221,853 7,676,505 64,359 – –	74 74 80 92 98 104 110 116 – –	4,617,281 947,017 46,248 249,720 211,084 – 2,500 – – –
Long Term Incentive Scheme 1999	0.1 0.1 0.1 0.1 0.1 0.1	– 1,563,889 77,054 1,015,906 1,051,959 49,423	– 86 92 98 – 116	– – – – – –	1,263,666 1,563,889 77,054 1,015,906 – –	92 98 104 110 – –	– – – – – –
Deferred Bonus Plan	0.0 0.0 0.0	– 654,534 758,000	– 12 24	– – –	678,444 654,534 –	12 24 –	– – –

		35,121,501		9,128,380	31,055,676		6,473,696

		Options outstanding at 31 August 2004			Options outstanding at 31 August 2003
Plans	Exercise price ($)	Number	Remaining contractual months	Options exercisable at 31 August 2004	Number	Remaining contractual months	Options exercisable at 31 August 2003
Options over ADSs
US Schedule to the Executive Share Option Scheme 1999	24.45 25.85 22.93 26.16	425,715 3,868 3,750 373,566	98 100 104 110	52,956 – – 1,486	469,470 3,868 3,750 –	110 112 116 –	15,250 – – –
Executive Share Option Scheme 1999	24.45 25.85 22.93 26.16	37,975 33,366 1,750 337,638	98 100 104 110	4,351 – 1,750 13,278	38,011 33,366 1,750 –	110 112 116 –	– – – –
Long Term Incentive Scheme 1999	0.006 0.006	21,276 41,952	100 110	– –	21,276 –	112 –	– –
Deferred Bonus Plan	0.0	5,842	24	–	–	–	–

		1,286,698		73,821	571,491		15,250

Details of the unexercised Share Application Rights granted as at 31 August 2004 and 2003 were as follows:

		SARs outstanding at 31 August 2004			SARs outstanding at 31 August 2003
Plans	Exercise price ($)	Number	Remaining contractual months	SARs at 31 August 2004	Number	Remaining contractual months	SARs at 31 August 2003
Share Appreciation Rights Plan 1999(1)	331.5 331.0 408.0 351.5 438.0	277,500 22,500 969,000 1,650,815 47,500	62 68 80 86 92	277,500 22,500 969,000 337,876 –	525,000 37,500 1,325,000 1,932,667 47,500	74 80 92 98 104	525,000 37,500 235,000 200,000 –

		2,967,315		1,606,876	3,867,667		997,500

(1)
Share Appreciation Rights are payable solely in cash upon exercise.

The movement on the employee share-based compensation plans for the year ended 31 August 2003 and 2004 was as follows:

	Exercise Price (pence)	Outstanding at 31 August 2002	Granted	Exercised		Cancelled		Outstanding at 31 August 2003	Granted	Exercised		Cancelled		Outstanding at 31 August 2004
Options and Share Appreciation Rights
SAYE Scheme 1999	262.0 262.0	558,566 680,779	– –	(541,105 (6,218	) )	(17,461 (19,541	) )	– 655,020	– –	– (46,378)		– (15,445)		– 593,197
International SAYE Scheme 1999	265.0 265.0 282.0 282.0	708,977 145,863 505,432 67,779	– – – –	(372,851 – – –)		(83,362 (12,911 (1,840 (1,239	) ) ) )	252,764 132,952 503,592 66,540	– – – –	(38,259 – – –)		(214,505 (15,069 (42,544 (5,579	) ) ) )	– 117,883 461,048 60,961
Approved Executive Share Option Scheme 1999	331.0 408.0 351.5 438.0 382.0 351.0 383.0 455.3	54,378 1,139,560 320,942 41,094 – – – –	– – – – 470,956 25,641 – –	(9,063 – – – – – – –)		(9,063 (14,704 – (6,849 – – – –	) ) )	36,252 1,124,856 320,942 34,245 470,956 25,641 – –	– – – – – – 354,103 6,589	(18,126 (264,672 (22,500 – (23,452 – (352 –	) ) ) ) )	(9,063 (14,704 – – (20,956 – – –	) ) )	9,063 845,480 298,442 34,245 426,548 25,641 353,751 6,589
Executive Share Option Scheme 1999	342.0 331.5 331.0 408.0 351.5 438.0 382.0 351.0 383.0 455.3	5,620,745 1,724,639 174,073 3,562,194 5,158,849 221,853 – – – –	– – – – – – 7,705,255 64,359 – –	(329,000 (327,500 – – (12,692 – – – – –	) ) )	(674,464 (450,122 (127,825 (42,796 (60,395 – (28,750 – – –	) ) ) ) ) )	4,617,281 947,017 46,248 3,519,398 5,085,762 221,853 7,676,505 64,359 – –	– – – – – – – – 8,472,208 129,901	(1,047,634 (592,017 (28,437 (772,384 (503,527 – (345,372 – (144,648 –	) ) ) ) ) ) )	(45,000 (62,500 (1,874 (67,796 (116,656 (7,500 (208,799 – (118,500 –	) ) ) ) ) ) ) )	3,524,647 292,500 15,937 2,679,218 4,465,579 214,353 7,122,334 64,359 8,209,060 129,901
Long Term Incentive Scheme 1999	0.1 0.1 0.1 0.1 0.1 0.1	1,263,666 1,563,889 77,054 – – –	– – – 1,015,906 – –	– – – – – –		– – – – – –		1,263,666 1,563,889 77,054 1,015,906 – –	– – – – 1,051,959 49,423	– – – – – –		(1,263,666 – – – – –)		– 1,563,889 77,054 1,015,906 1,051,959 49,423
Share Appreciation Rights Plan 1999(1)	331.5 331.0 408.0 351.5 438.0	757,500 52,500 1,347,500 1,959,842 47,500	– – – – –	(127,500 (7,500 – – –	) )	(105,000 (7,500 (22,500 (27,175 –	) ) ) )	525,000 37,500 1,325,000 1,932,667 47,500	– – – – –	(180,000 (15,000 (318,500 (207,719 –	) ) ) )	(67,500 – (37,500 (74,133 –	) ) )	277,500 22,500 969,000 1,650,815 47,500
Deferred Bonus Plan	0.0 0.0 0.0 0.0	320,380 696,430 – –	– – 654,534 –	(315,128 (8,993 – –	) )	(5,252 (8,993 – –	) )	– 678,444 654,534 –	– – – 758,000	– (678,444 – –)		– – – –		– – 654,534 758,000

		28,771,984	9,936,651	(2,057,550)		(1,727,742)		34,923,343	10,822,183	(5,247,421)		(2,409,289)		38,088,816

(1)
Share Appreciation Rights are payable solely in cash upon exercise.

	Exercise Price ($)	Outstanding at 31 August 2002	Granted	Exercised	Cancelled	Outstanding at 31 August 2003	Granted	Exercised		Cancelled		Outstanding at 31 August 2004
Options over ADSs
US Schedule to the Executive Share Option Scheme 1999	24.45 25.85 22.93 26.16	– – – –	480,910 3,868 3,750 –	– – – –	(11,440 – – –)	469,470 3,868 3,750 –	– – – 384,092	(23,474 – – (1,875	) )	(20,281 – – (8,651	) )	425,715 3,868 3,750 373,566
Executive Share Option Scheme 1999	24.45 25.85 22.93 26.16	– – – –	58,973 33,366 1,750 –	– – – –	(20,962 – – –)	38,011 33,366 1,750 –	– – – 347,677	(36 – – (3,750	) )	– – – (6,289)		37,975 33,366 1,750 337,638
Long Term Incentive Scheme 1999	0.006 0.006 0.006	– – –	14,314 21,276 –	– – –	(14,314 – –)	– 21,276 –	– – 41,952	– – –		– –		– 21,276 41,592
Deferred Bonus Plan	0.0 0.0	– –	1,854 –	(927 –)	(927 –)	– –	– 5,842	– –		– –		– 5,842

	262.0	–	620,061	(927)	(47,643)	571,491	779,563	(29,135)		(35,221)		1,286,698

Total compensation cost charged against income was £16 million in 2004 (2003: £2 million, 2002: £6 million).

The Group currently satisfies the exercise of options using existing shares or ADSs that are purchased in the market by the Group's employee trusts. Compensation expense under the option plans, with the exception of the share appreciation rights plan, is determined based upon the excess of the shares or ADSs purchased by the trust over the exercise price of the underlying options and is amortised over the vesting period of the underlying options.

The share appreciation rights are settled in cash. Accordingly, compensation expense under the share appreciation rights plan is determined based upon the market price of the underlying shares or ADSs at the date of exercise as discussed in note 22(f).

As at 31 August 2004, the Group's employee trusts held 27,073,905 unallocated shares (including ADSs representing underlying ordinary shares) in the Group all of which were the subject of awards described above, as well as additional shares to fund certain share appreciation rights obligations. The trustees are obliged to waive the dividends on these shares or ADSs. The options exercised during the year were all satisfied by the transfer of shares or ADSs to participants by the employee trusts.

22.   Capital and reserves

	Share capital	Share premium account	Merger reserve	Shares held in employee trusts (restated)	Profit and loss account (restated)	Total
	£	£	£	£	£	£
	(million)
At 31 August 2001 as previously reported	267	26	(823)	–	871	341
Prior year adjustments	–	–	–	(61)	(162)	(223)
At 31 August 2001 (restated)	267	26	(823)	(61)	709	118
Issue of ordinary share capital	10	139	–	–	–	149
Profit earned for Shareholders for the year	–	–	–	–	391	391
Currency translation differences on foreign currency net investments	–	–	–	–	(6)	(6)
Taxation on translation differences	–	–	–	–	(12)	(12)
Movement on shares in employee trusts(1)	–	–	–	(32)	–	(32)
Actuarial gain on net pension liabilities (net of deferred tax)	–	–	–	–	(339)	(339)
Ordinary dividends	–	–	–	–	(141)	(141)
At 31 August 2002	277	165	(823)	(93)	602	128
Profit earned for Shareholders for the year	–	–	–	–	337	337
Currency translation differences on foreign currency net investments	–	–	–	–	4	4
Taxation on translation differences	–	–	–	–	19	19
Movement on shares in employee trusts(1)	–	–	–	(36)	–	(36)
Actuarial gain on net pension liabilities (net of deferred tax)	–	–	–	–	(65)	(65)
Ordinary dividends	–	–	–	–	(150)	(150)
At 31 August 2003	277	165	(823)	(129)	747	237
Profit earned for Shareholders for the year	–	–	–	–	356	356
Currency translation differences on foreign currency net investments	–	–	–	–	108	108
Taxation on translation differences	–	–	–	–	(26)	(26)
Movement on shares in employee trusts(1)	–	–	–	17	–	17
Associated undertaking reserve movement	–	–	–	–	(17)	(17)
Actuarial gain on net pension liabilities (net of deferred tax)	–	–	–	–	2	2
Ordinary dividends	–	–	–	–	(167)	(167)
At 31 August 2004	277	165	(823)	(112)	1,003	510

Goodwill (at historic exchange rates) of £2,284 million has been written off to reserves.

(1)
Includes ADSs representing underlying ordinary shares.

Following the adoption of "FRS No. 17—Retirements benefits" and "UITF No. 38—Accounting for ESOP Trusts", shareholders' funds as at 31 August 2001 have been restated for the following adjustments:

31 August 2001
£ (million)

Reversal of SSAP 24 pension debtor	(295)
Reversal of SSAP 24 post-retirement medical benefit	103
Gross pension and post-retirement benefits reported under FRS 17	(35)
Deferred taxation adjustments on above	65
UITF 38 reclassification of shares held by employee trusts(1)	(61)

Total prior year adjustments	(223)

(1)
Includes ADSs representing underlying ordinary shares.

23.   Minority interests

	Equity	Non-equity	Total
	£	£	£
	(million)
At the beginning of the year	72	4	76
Currency translation adjustment	(3)	–	(3)
Share of profits of subsidiary undertakings	12	2	14
Dividends declared	(4)	(1)	(5)
Disposals	(2)	–	(2)

At the end of the year	75	5	80

24.   Detailed analysis of gross cash flows

	Year ended 31 August
	2004	2003	2002
	£	£	£
	(million)
Returns on investments and servicing of finance
Interest received	7	22	8
Interest paid	(124)	(149)	(137)
Dividends paid to minority shareholders	(5)	(21)	(4)

	(122)	(148)	(133)

Taxation paid
UK taxation	(1)	–	(1)
Overseas taxation	(81)	(65)	(177)

	(82)	(65)	(178)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(112)	(144)	(133)
Sale of tangible fixed assets	53	21	17
Purchase of intangible fixed assets	(8)	–	(556)
Purchase of trade investments	–	(3)	(13)
Disposal of trade investments	9	6	5

	(58)	(120)	(680)

Acquisitions and disposals
Purchase of subsidiary undertakings	(10)	–	(550)
Borrowings acquired with subsidiary undertakings	–	–	(36)
Purchase of associated undertakings	(1)	–	–
Sale of subsidiary undertakings	20	–	–

	9	–	(586)

Financing
Issue of ordinary share capital	–	–	149
Net movement of Ordinary Share capital within employee trusts	17	(36)	(32)
Redemption of debt	–	(175)	–
Bonds issued during the year	–	–	622
(Decrease)/increase in other borrowings	(1)	11	27

	16	(200)	766

Following the adoption of "UITF No. 38—Accounting for ESOP trusts" the net cash outflow arising from the purchase and disposal of shares/ADSs by the trusts in 2003 has been reclassified from "Capital expenditure and financial investment" to "Financing".

25.   Reconciliation of net cash inflow from operating activities to free cash flow

	Year ended 31 August
	2004	2003	2002
	£	£	£
	(million)
Net cash inflow from operating activities	655	748	760
Capital expenditure net of sale of tangible assets	(59)	(123)	(116)
Dividends received from associated undertakings	15	13	11

Operating cash net of fixed assets	611	638	655
Taxation paid	(82)	(65)	(178)
Net interest paid	(117)	(127)	(129)
Dividends paid—ordinary shareholders	(156)	(144)	(133)
—minorities	(5)	(21)	(4)

Free cash flow	251	281	211

26.   Net debt

			Other short-term borrowings due within one year		Year ended 31 August
				Loan capital due after one year
	Cash at bank and in hand	Overdrafts due within one year			2004 Net debt	2003 Net debt	2002 Net debt
	£	£	£	£	£	£	£
	(million)
At the beginning of the year	175	(90)	(682)	(1,815)	(2,412)	(2,578)	(1,854)
(Decrease)/increase in cash	(37)	–	310	–	273	134	(194)
Increase/(decrease) in liquid resources	4	–	–	–	4	(50)	21
Decrease/(increase) in loan capital	–	–	2	(1)	1	164	(649)
Exchange adjustments	(13)	16	66	124	193	(82)	98

At the end of the year	129	(74)	(304)	(1,692)	(1,941)	(2,412)	(2,578)

Liquid resources comprise short-term deposits which have maturity dates of less than three months.

27.   Capital commitments

	31 August
	2004	2003
	£	£
	(million)
Contracted for but not provided in the accounts	3	1

28.   Leasing commitments

	31 August 2004		31 August 2003
	Land and buildings	Other	Land and buildings	Other
	£	£	£	£
	(million)
The minimum operating lease payments to be made in the year ending 31 August 2005 for leases expiring:
Within one year	5	4	4	1
Within two to five years	24	7	14	8
After five years	21	–	26	–

	50	11	44	9

The future minimum lease payments to be paid and received by the Group as at 31 August 2004 were as follows:

	Operating leases
	Gross leases	Subleases	Net leases
	£	£	£
	(million)
Within one year	56	(29)	27
Between one and two years	39	(28)	11
Between two and three years	35	(26)	9
Between three and four years	31	(25)	6
Between four and five years	26	(22)	4
After five years	173	(124)	49

	360	(254)	106

Various subsidiaries of the Company lease plant, equipment, warehouse and office space, and retail store locations. Substantially all of the store locations are subleased. Subleases generally provide for payments identical to or in excess of those under the prime lease. The subleases have no purchase or renewal options.

Operating lease expense charges as disclosed in Note 5 consist of:

	Year ended 31 August
	2004	2003	2002
	£	£	£
	(million)
Minimum rentals	55	58	57
Contingent rentals	1	1	2

	56	59	59

Rental income earned from store franchisees is £28 million (2003: £44 million, 2002: £47 million) and is included in net sales. Rental income from all other sources is £1 million (2003: £3 million, 2002: £5 million) and is netted against operating lease expense.

The Group has not entered into any significant finance leases.

29.   Contingent liabilities

In the normal course of business, the Group has a number of legal claims or potential claims against it, none of which are expected to give rise to material loss. We are not currently involved in any legal or arbitration proceedings, including any proceedings which are threatened or pending of which we are aware, which we expect to have a material effect on our financial position, results of operations or liquidity.

30.   Transactions with associated undertakings

All transactions with these undertakings arise in the normal course of the business.

	Year ended 31 August
	2004	2003	2002
	£	£	£
	(million)
Sales to associated undertakings	52	43	50
Purchases of goods and other services	(2)	(11)	(13)
Marketing expenditure charged	(11)	(14)	(8)
Dividends received	15	13	11
	As at 31 August
	2004	2003
	£	£
	(million)
Loans to associated undertakings	2	2
Net amounts due from associated undertakings	10	6

31.   Differences between UK and US Generally Accepted Accounting Principles

The Group's consolidated financial statements are prepared in accordance with UK GAAP, which differ from those generally accepted in the United States ("US GAAP"). The differences between UK GAAP and US GAAP which affect the Group's net income and shareholders' equity are summarised below.

Restatement of prior period reconciliation from UK to US GAAP

In the course of doing preparatory work to convert its financial statements from UK GAAP to International Financial Reporting Standards ("IFRS"), the Group has identified an error in its prior reconciliation to US GAAP. The error relates to the foreign currency translation of certain assets and liabilities in connection with past business combinations. The principal assets and liabilities involved are brands, goodwill and related deferred tax. As a result, we have restated certain amounts in the US GAAP reconciliation for prior periods. This reconciliation adjustment does not affect our UK GAAP financial statements.

"SFAS No. 52—Foreign Currency Translation", requires the Group to use the functional currency of the acquired entity to measure these assets and liabilities. As exchange rates between pounds sterling (our reporting currency) and the various functional currencies of the acquired entities move, SFAS No. 52 requires a corresponding change in the valuation of these assets and liabilities in the Group's consolidated financial statements, with an offsetting charge or credit to currency translation adjustments within other comprehensive income.

In prior US GAAP reconciliations, the Group used pounds sterling in measuring certain of these assets and liabilities and as a result, the Group did not follow SFAS No. 52. The Group has followed SFAS No. 52 in the US GAAP reconciliation of its 2004 consolidated financial statements. The Group has restated the US GAAP reconciliation for prior periods and the impact of this restatement in the two years ending 31 August 2003 and as at 31 August 2002 is summarised below:

US GAAP reconciliation changes

	Year ended 31 August
	2003		2002
	£		£
	(million, except for per share data)
Net income under US GAAP as previously reported	280		406
Effects of restatement:
Brands	–		–
Goodwill	–		–
Stock	(1)		1
Deferred taxation	–		–

Net income as restated	279		407

Net earnings per Ordinary share
Basic as previously reported	26.0	p	38.0	p
Effect of net income restatement	–		0.1	p

Basic as restated	26.0	p	38.1	p

Diluted as previously reported	26.0	p	38.0	p
Effect of net income restatement	(0.1	p)	0.1	p

Diluted as restated	25.9	p	38.1	p

Comprehensive income as previously reported	297		73
Effects of restatement:
Currency translation differences	106		(48)
Restatement of net income	(1)		1

Comprehensive income as restated	402		26

	Year ended 31 August
	2003	2002
	£	£
	(million)
Shareholders' equity under US GAAP as previously reported	1,657	1,541
Effects of restatement:
Brands	(48)	(110)
Goodwill	17	(49)
Other Intangible assets	–	–
Stock	3	–
Deferred taxation	2	28
Other	–	–

Shareholders' equity as restated	1,631	1,410

a)    Brands, goodwill and other intangible assets

Under UK GAAP, goodwill arising on acquisitions of a business since 1 September 1998 is capitalised and is held in pounds sterling and amortised by equal installments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Purchased intangible assets are capitalised and amortised over their estimated useful economic lives on a straight-line basis, except for purchased brand intangible assets. Purchased brand intangible assets are considered by the Board of Directors, to have an indefinite life given the proven longevity of premium spirits brands and the continued level of marketing support. We do not amortise purchased brand intangible assets but they are subject to annual impairment reviews.

Under US GAAP, prior to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 141—Business Combinations and SFAS No. 142—Goodwill and Other Intangible Assets, goodwill and other intangible assets arising on acquisition were capitalised and amortised over their useful economic lives, but not exceeding 40 years. The Group adopted the provisions of SFAS No. 141 as at 1 July 2001, and SFAS No. 142 as at 1 September 2001. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination are no longer amortised and are subjected to annual impairment testing. Accordingly, net income no longer includes amortisation of brands, and goodwill amortisation recognised under UK GAAP is reversed. Under SFAS No. 52 purchase accounting adjustments of acquired assets, liabilities and goodwill should be translated into the functional currency of the entity to which they relate.

The amount of goodwill under UK GAAP differs to that under US GAAP due to currency translation, amortisation and the difference in fair values allocated to intangible assets (including significant brands), stock, and the exclusion from the purchase price consideration of certain costs.

b)    Associated undertakings

The principal difference between UK GAAP and US GAAP relates to the accounting treatment of goodwill which is discussed in note a).

c)     Stocks

Under UK GAAP, stock acquired through a business combination is valued at the lower of replacement cost and net realisable value. Under US GAAP, stock acquired through a business combination reflects the selling price less costs to complete, costs of disposal and a reasonable element of profit for the selling effort by the acquiring company. The GAAP difference relates to maturing stock, which is being released over a number of years when it is sold to third parties.

d)    Restructuring costs

Under UK GAAP, provisions are made for restructuring costs once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. Provision is made for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. US GAAP requires a number of specific criteria to be met before restructuring costs can be recognised as an expense. Also, to the extent restructuring costs are related to the activities of an acquired company, US GAAP allows them to be recognised as a liability upon acquisition provided certain specific criteria are met whereas UK GAAP does not. Accordingly, timing differences arise between UK GAAP and US GAAP recognition of restructuring costs.

e)     Pension and other post-retirement benefits

In accordance with "FRS No. 17—Retirement benefits", the operating and financing costs of pension and post-retirement plans are recognised separately in the profit and loss account. Service costs are systematically spread over the service lives of the employees and financing costs are recognised in the period in which they arise. Financing costs include the interest cost and the expected return on assets (calculated using the market value of assets). The costs of past service benefit enhancements, settlements and curtailments are also recognised in the period in which they arise. The differences between actual and expected returns on assets during the year, including changes in actuarial assumptions, are recognised in the statement of total recognised gains and losses. The surplus or deficit in the plans is reported within the Group's net assets.

Under US GAAP, SFAS No. 87—Employers' Accounting for Pensions, the current service cost, the interest cost and the expected return on assets (calculated using a smoothed market value of assets) are all charged (or credited) to operating profit. The difference between actual and expected returns on assets during the year, including changes in actuarial assumptions, are amortised through operating profit over the average remaining service lives of the employees. Where the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets, a liability must be recognised in the statement of financial position. If this liability exceeds the unrecognised prior service cost, the excess is recorded as a reduction of Shareholders' equity, net of tax.

f)     Share compensation

Under UK GAAP, the cost of share option plans are amortised based on the excess of the option price of the underlying options and the market value at the date of the grant. Under US GAAP, compensation for fixed plan awards is determined at the date of grant, based on the cost of the fair value of the shares/ADSs subject to the award, less the option exercise or purchase price, if any, except for allowable discounts with respect to certain qualified plans where the discount is no greater than 15% of the fair value of the shares/ADSs. Compensation costs for variable plan awards are estimated at the end of each period from the date of grant to the date final compensation costs are determinable based on the difference between the fair value of the shares/ADSs subject to the award and the option exercise or purchase price. Such cost is allocated to compensation expense over the vesting period and, if performance criteria are applicable to the award, based on actual performance attained.

g)     Proposed dividends

Under UK GAAP, the proposed dividends on Ordinary Shares, as recommended by the Directors, are deducted from Shareholders' equity and shown as a liability in the balance sheet at the end of the period to which they relate, including proposed dividends which have been recommended but not yet approved by Shareholders. Under US GAAP, such dividends are only deducted from Shareholders' equity at the date of declaration of the dividend.

h)    Derivative instruments and debt translation

The Group's foreign currency, interest rate and commodity contracts that hedge against forecast exposures do not meet the US GAAP hedge accounting criteria. Under US GAAP, these contracts are marked to market at the balance sheet date and gains and losses arising are included in net income. Under UK GAAP, these gains and losses can be deferred until the hedged transactions actually occur.

Under UK GAAP, where the Group issues or holds foreign currency debt outside of its domestic country, translation gains and losses together with foreign exchange gains and losses on related cross currency swaps, are recorded in reserves. Under US GAAP, the Group does not meet the hedge accounting criteria and therefore both translation gains and losses on such debt and the mark to market on related swaps are recorded in income.

The Group may enter into foreign currency contracts to hedge the purchase price consideration on certain acquisitions. Under UK GAAP, the gains and losses arising on these foreign currency contracts are recognised in the purchase price consideration. Under US GAAP, the gains and losses arising on these foreign currency contracts are recognised within net income.

i)     Deferred taxation

Other than the tax effect of other UK to US GAAP differences there was only one material difference in the two years ended 31 August 2003 between UK GAAP and US GAAP. This difference related to the recognition criteria for recording deferred tax assets under US GAAP and UK GAAP. Under US GAAP, the calculation of current and deferred tax assets is based on the probable tax treatment of the tax position taken. Once it is determined that there is a probable deferred tax asset, it is then reduced by a valuation allowance to the extent it is deemed more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realised. Under UK GAAP, both the existence of the asset and the probability of its recoverability are considered in combination, and a deferred tax asset is recognised only to the extent that its existence and recoverability are more likely than not.

j)     Exceptional items

Under UK GAAP, exceptional items are material charges or gains that are associated with the ordinary activities of the Group that the Board of Directors determine, individually or if a similar type in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. Such items are included within the profit and loss account heading and disclosed in the notes to the consolidated financial statements. Under US GAAP, there is no such concept as exceptional items. Exceptional items would not be considered extraordinary or non-operating items under US GAAP.

k)    Mexican excise rebate

Under UK GAAP, we recognised the amount due when offset against future excise duty and other taxes payable. Under US GAAP, the Mexican excise rebate was recognised upon the issuance of a favourable court judgment and additional interest and inflation adjustments were recognised as they accrue.

l)     Liabilities

The Group is contractually obligated to make a payment to a business venture partner upon termination of the venture which, unless renewed, is scheduled to terminate in 2029. Under UK GAAP, the Group records the obligation at the present value of the payment obligation, discounted at a risk-adjusted rate to reflect the time value of money, and recognises interest expense each period such that the recorded obligation will equal the payment obligation at the currently best estimated scheduled maturity. Under US GAAP, the obligation is recorded at the amount payable at maturity (i.e. undiscounted).

m)   Franchise income

The Group has entered into agreements to sell the right to develop multiple stores within a specified territory, which entitles the Group to non-refundable franchise fees. Under UK GAAP, these franchise fees are recognised upon signing of the agreement. Under US GAAP, the revenue recognition is based on store openings or until the rights to develop the territory have been forfeited.

n)    Earnings per share

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

			Year ended 31 August
	Note		2004		2003 (restated)		2002 (restated)
			£		£		£
			(million)
Profit earned for ordinary shareholders in accordance with UK GAAP			356		337		391
Adjustments to conform with US GAAP:
Brands	a	)	(69)		–		–
Goodwill	a	)	42		42		38
Other intangible assets	a	)	(3)		(3)		(4)
Stock	c	)	(14)		(23)		(65)
Restructuring costs	d	)	–		(7)		4
Pension costs and other post-retirement benefits	e	)	(26)		24		29
Share compensation	f	)	(17)		5		–
Derivative instruments and debt translation	h	)	205		(61)		90
Mexican excise rebate	k	)	–		(40)		(54)
Franchise income	m	)	(6)		(10)		(9)
Other			6		(3)		(1)
Deferred taxation—Other	i	)	–		(11)		(40)
Deferred taxation—On above US GAAP adjustments	i	)	(18)		29		28
Minority share of above adjustments			–		–		–

Net income in accordance with US GAAP			456		279		407

Continuing activities			436		279		407
Discontinued activities			20		–		–

Net income in accordance with US GAAP			456		279		407
Other comprehensive income:
Minimum pension liability			8		(61)		(203)
Currency translation differences			(175)		184		(178)

Comprehensive income in accordance with US GAAP			289		402		26

Basic earnings per Ordinary Share
Continuing			40.5	p	26.0	p	38.1	p
Discontinued			1.9	p	–		–

			42.4	p	26.0	p	38.1	p

Diluted earnings per Ordinary Share
Continuing			40.3	p	25.9	p	38.1	p
Discontinued			1.8	p	–		–

			42.1	p	25.9	p	38.1	p

Shareholders' Equity

			Year ended 31 August
	Note		2004	2003 (restated)
			£	£
			(million)
Shareholders' funds as reported in the Group balance sheet			510	237
Adjustments to conform with US GAAP:
Brands	a	)	1,144	1,361
Goodwill	a	)	270	244
Other intangible assets—Costs	a	)	159	179
Other intangible assets—Accumulated amortisation	a	)	(143)	(158)
Associated undertakings	b	)	54	57
Stock	c	)	12	26
Restructuring costs	d	)	1	1
Pension and other post-retirement benefits	e	)	104	185
Share compensation	f	)	(8)	6
Proposed dividends	g	)	104	93
Derivative instruments and debt translation	h	)	(1)	(18)
Liabilities	l	)	(38)	(42)
Franchise income	m	)	(23)	(19)
Other			17	8
Deferred taxation—Other	i	)	–	–
Deferred taxation—On above US GAAP adjustments	i	)	(425)	(529)
Minority share of above adjustments			–	–

Shareholders' equity in accordance with US GAAP			1,737	1,631

Consolidated statement of cash flows

The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP except for the classification of items within the statements and the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.

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

	Year ended 31 August
	2004	2003	2002
	£	£	£
	(million)
Cash inflow from operating activities	471	569	469
Cash outflow from investing activities	(58)	(123)	(1,227)
Cash (outflow)/inflow from financing activities	(446)	(439)	818

Increase in cash and cash equivalents	(33)	7	60
Effect of foreign exchange rate changes	(13)	(1)	(2)
Cash and cash equivalents at beginning of the year under US GAAP	175	169	111

Cash and cash equivalents at end of the year under US GAAP	129	175	169

New accounting standards

SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.    In May 2003, the FASB issued SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, previously accounted for as equity, be classified as liabilities. SFAS No. 150 was effective for financial instruments entered into or modified after 31 May 2003 and was otherwise effective at the beginning of the first interim period beginning after 15 June 2003. The adoption SFAS No. 150 did not have a material impact on the Group's financial position and results of operations.

FASB Interpretation No. 46(R)—Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. In January 2003, the FASB issued Interpretation No. 46—Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). In December 2003, the FASB issued a revision to FIN 46 to make certain technical corrections and address certain implementation issues that had arisen (FIN 46(R)). FIN 46(R) requires the consolidation of a variable interest entity (VIE) if the Group is deemed to be the primary beneficiary of the VIE. The primary beneficiary would bear the majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIEs losses), or both.

The Group assessed all of its relationships under FIN 46(R) and determined that its franchise arrangements required further analysis. Since its inception, the Group has entered into arrangements with franchisees whereby the Group will receive royalty payments based on franchisee sales, and in certain cases, property lease payments. In addition, the Group may in certain cases guarantee financing of the franchisee or enter into notes receivable from franchisees. The Group does not possess any ownership interest in any franchisee organisation nor does it typically provide any financial support to franchisee organisations.

As a result of its analysis, the Group determined that 976 franchisees qualify as VIEs. Franchisee entities generally qualify as VIEs due to the existence of one or more of the following arrangements with the Group; property leases, notes payable or royalty payments. Additionally, the Group determined that it is not considered the primary beneficiary for any of the VIEs.

The Group has made, and continues to make, efforts to obtain financial information from franchisees that are considered VIEs. The Group has obtained recent unaudited financial information for 144 VIEs. Financial information for the remaining population of VIEs has not been obtained, as this information had not been requested to be submitted to the Group in the past. The following is a summary of the financial information obtained:

Year ended 31 August 2004
£ (million) (unaudited)
Assets	31
Liabilities	25

The Group's maximum exposure to loss relating to the VIEs is limited to the receipt of royalty payments (up to 5.9% of the franchise's gross sales), promissory notes from various franchisees, and lease payments on property leased by the Group and sub-leased to franchisee organisations, which amounts to £292 million as of 31 August 2004. For the year ended 31 August 2004, royalty and lease income recorded by the Group for the VIEs was £20 million and £37 million, respectively. The adoption of FIN 46(R) did not have a material impact on the Group's financial position and results of operations.

SFAS No. 132(R)—Employer's Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88, and 106. In December 2003, the FASB issued SFAS No. 132(R)—Employer's Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88, and 106. The revision of SFAS No. 132 does not change the measurement or recognition of post retirement benefit plans required by SFAS No. 87—Employers' Accounting for Pensions, SFAS No. 88—Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits and SFAS No. 106—Employers' Accounting for Postretirement Benefits Other than Pensions. This statement retains the disclosure requirements of SFAS No. 132, which it replaces. It requires additional disclosures about assets, investment strategy, measurement dates, obligations of defined benefit pension plans and other defined benefit post-retirement plans. The Group has provided the additional disclosures in respect of the Group's post-retirement plans in Note 4 and Note 31 to the consolidated financial statements.

FASB Staff Position No. 106-2—Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernisation Act of 2003. In December 2003, the United States Congress signed into law the Medicare Prescription Drug, Improvement and Modernisation Act of 2003 ("the Act") that introduces a prescription drug benefit under Medicare Part D. In May 2004, the FASB issued Staff Position ("FSP") No. 106-2—Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernisation Act of 2003. FSP No. 106-2 is effective for the first interim or annual period beginning after 15 June 2004, and accordingly will be implemented by the Group for purposes of reporting US GAAP information as at 1 September 2004. The Group is in the process of determining whether the benefits covered by its US plans are "actuarially equivalent" to Medicare Part D under the Act. Consequently, the US GAAP accumulated post-retirement benefit obligation and net period post-retirement benefit cost included in the consolidated financial statements do not reflect the effects of the Act on the implementation of FSP No. 106-2. The Company does not believe the adoption will have a material effect on its financial statements.

EITF No. 03-1—The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. In June 2004, the Emerging Issues Task Force issued EITF Issue No. 03-1—The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The issue sets forth guidance with respect to the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of SFAS No. 115—Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115") and equity securities that are not subject to the scope of SFAS No. 115 and not accounted for under the equity method of accounting. The Task Force reached a consensus that the EITF 03-1 application guidance should be used to determine when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealised losses that have not been recognised as other-than-temporary impairments. The disclosure requirements for investments within the scope of SFAS No. 115 are effective for annual financial statements for fiscal years ending after 15 December 2003 and after 15 June 2004 for investments not subject to SFAS No. 115. EITF 03-1's recognition and measurement guidance should be applied to other-than-temporary impairment evaluations in reporting periods beginning after 15 June 2004. There were no unrealised losses requiring additional disclosures in the Group's 31 August 2004 financial statements. The Group will continue to evaluate the impact of EITF 03-1 on its financial position and results of operations.

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

  •
  slotting fees in relating to purchase of space display;

  •
  cooperative advertising arrangements such as customer managed promotions; and

Where no identifiable benefit is sufficiently separable from such arrangements the costs are treated as a reduction from revenue and recognised as incurred on an accruals basis. These are measured at the invoiced amount. The adoption of EITF 01-9 resulted in a US GAAP reclassification to reduce UK GAAP revenues and operating costs for the year ended 31 August 2004 by £84 million (2003: £82 million, 2002: £63 million). The adoption of EITF 01-9 has no impact on profit earned for ordinary shareholders or basic and diluted earnings per share.

Impairment losses

In the year ended 31 August 2004 impairment losses on intangible fixed assets totalled £69 million (2003: £nil, 2002: £nil) which were determined using the discounted cash flow method. The principal impairment is in relation to the Kuemmerling brand in Germany, where there has been a slow down in the domestic economy. Whilst brand growth is still projected, it will be from a lower base and at a lower rate than the assumptions originally used to value the brand under US GAAP.

Guarantees

The Group has established agreements with certain financial institutions whereby the Group's franchisees can obtain financing with terms of approximately seven years for various business purposes. Substantially all loan proceeds are used to finance store improvements, equipment purchases, and related business acquisition costs. The store equipment and the Group's resulting property rights collateralise the borrowings. The outstanding amounts of such borrowings by franchise owners under these arrangements amounted to £27 million at 31 August 2004 (2003: £34 million). The Group has guaranteed a portion of the payments and commitments of the franchisees. Under the terms of the agreements, in the event that all outstanding borrowings come due simultaneously, the Group would be contingently liable for £5 million at 31 August 2004 (2003: £5 million).

Accumulated Other Comprehensive Income

	Translation differences	Minimum pension liability	Accumulated other comprehensive income
	£	£	£
	(million)
At 31 August 2002 as previously reported under US GAAP	(576)	(410)	(986)
Restatement	(140)	–	(140)

At 31 August 2002 (restated)	(716)	(410)	(1,126)
Net current period charge as previously reported under US GAAP	78	(61)	17
Restatement	106	–	106

At 31 August 2003 (restated)	(532)	(471)	(1,003)
Net current period charge	(175)	8	(167)

At 31 August 2004	(707)	(463)	(1,170)

The net current period charge in 2004 is net of income taxes of nil (2003: £27 million) related to the minimum pension liability. The cumulative income tax charge related to the minimum pension liability as at 31 August 2004 is £204 million (2003: £204 million, 2002: £177 million).

Pension plans and post-retirement medical benefits (US GAAP)

For the purposes of disclosure in accordance with US GAAP, the pension cost of the Group's major retirement plans have been restated in the following tables in accordance with the requirements of SFAS No. 87—Employers' Accounting for Pensions. The Group's post-retirement benefit obligations other than pensions have been restated in the tables below in accordance with SFAS No. 106—Employers' Accounting for Postretirement Benefits Other than Pensions. The disclosures below are in accordance with SFAS No. 132R—Employers' Disclosures about Pensions and Other Postretirement Benefits.

The funded status of the Group's major post-retirement plans under SFAS No. 87 and No. 106 is as follows:

	Pension benefits 31 August		Post retirement benefits 31 August
	2004	2003	2004	2003
	£	£	£	£
	(million)
Benefit obligation
Benefit obligation at the beginning of the year	2,340	2,252	93	78
Service cost	22	18	10	1
Interest cost	127	133	5	5
Plan participants' contributions	1	2	–	–
Plan amendments	35	1	–	–
Acquisitions	–	–	–	–
Curtailments	(2)	–	–	–
Special termination benefits	–	–	–	–
Divestitures	–	(11)	–	–
Actuarial loss/(gain)	–	60	8	13
Benefits paid	(132)	(123)	(8)	(6)
Exchange adjustment	(34)	8	(8)	2

Benefit obligation at the end of the year	2,357	2,340	100	93

Plan assets
Fair value of the plan assets at the beginning of the year	1,883	1,878	–	–
Actual return on assets	132	105	–	–
Employer's contributions	49	27	8	6
Plan participants' contributions	1	2	–	–
Divestitures	(2)	(11)	–	–
Benefits paid	(132)	(123)	(8)	(6)
Expenses paid	(2)	(3)	–	–
Exchange adjustment	(30)	8	–	–

Fair value of the plan assets at the end of the year	1,899	1,883	–	–

Funded status	(458)	(457)	(100)	(93)
Unrecognised prior service cost	48	18	5	7
Unrecognised net loss/(gain)	756	809	11	3
Unrecognised transitional asset	(2)	(5)	–	–

Prepaid/(accrued) pension cost	344	365	(84)	(83)

The US GAAP amounts recognised in the consolidated financial statements were:
Prepaid benefit cost	23	21	–	–
Accrued benefit liability	(396)	(331)	(84)	(83)
Intangible asset	50	–	–	–
Accumulated other comprehensive income	667	675	–	–

	344	365	(84)	(83)

The net periodic benefit cost for the major retirement SFAS No. 87 and in respect of other post-retirement benefits under SFAS No. 106 was:

	Pension benefits 31 August			Post retirement benefits 31 August
	2004	2003	2002	2004	2003	2002
	£	£	£	£	£	£
	(million)
Service cost	22	18	18	10	1	1
Interest cost	127	133	125	5	5	5
Expected return on assets	(125)	(147)	(178)	–	–	–
Amortisation of unrecognised transition amount	(3)	(4)	(6)	–	–	–
Amortisation of unrecognised loss/(gain)	38	7	–	–	–	–
Amortisation of unrecognised prior service cost	2	2	2	1	–	–
Gain recognised on curtailment or settlement	–	–	–	–	–	–

Net periodic benefit cost	61	9	(39)	16	6	6

	Year ended 31 August
	2004	2003	2002
	£	£	£
	(million)
The aggregate funded status of pension plans can be analysed as follows:
For plans with Projected Benefit Obligation in excess of plan assets
Aggregate Projected Benefit Obligation	2,312	2,085	1,947
Aggregate fair value of plan assets	1,846	1,669	1,587
The aggregate figures for plans in which the Accumulated Benefit Obligation exceeds plan assets can be analysed as follows:
Aggregate Accumulated Benefit Obligation	2,223	2,122	1,982
Aggregate fair value of plan assets	1,826	1,668	1,587

The following assumptions, on a weighted-average basis, were used to determine the defined pension charge for the years ended:

	31 August 2004		31 August 2003		31 August 2002
	UK	Overseas	UK	Overseas	UK	Overseas
	%	%	%	%	%	%
Discount rate	5.6	6.5	5.8	6.8	5.8	7.0
Expected long-term rate of return on plan assets	6.4	7.5	6.5	8.1	7.2	8.8
Rate of compensation increase	4.4	4.7	4.3	4.6	4.3	4.6

The following assumptions on a weighted-average basis, were used to determine the defined benefit pension obligations as at:

	31 August 2004		31 August 2003		31 August 2002
	UK	Overseas	UK	Overseas	UK	Overseas
	%	%	%	%	%	%
Discount rate	5.8	5.7	5.6	6.5	5.8	6.8
Rate of compensation increase	4.8	4.3	4.4	4.7	4.3	4.6

The following assumptions, on a weighted-average basis, were used to determine the post-retirement medical plans charge for the years ended:

	31 August 2004		31 August 2003		31 August 2002
	UK	Overseas	UK	Overseas	UK	Overseas
Discount rate	6.0	6.5	5.6	7.1	6.7	7.4
Healthcare cost trend rate (first year)	4.8	8.4	5.0	6.9	5.0	7.3

The following assumptions, on a weighted-average basis, were used to determine the post-retirement medical plan obligations as at:

	31 August 2004		31 August 2003		31 August 2002
	UK	Overseas	UK	Overseas	UK	Overseas
	%	%	%	%	%	%
For the net periodic post retirement benefit cost
Discount rate	5.8	5.6	6.0	6.5	5.6	7.1
Healthcare cost trend rate (first year)	5.9	8.6	4.8	8.4	5.0	6.9

For overseas plans, the healthcare cost is assumed to decrease gradually over the short to medium term culminating in an ultimate weighted average rate of 5% from 2008. The effect of a one-percentage-point increase and the effect of a one-percentage-point decrease in the assumed healthcare cost trend rates on the service cost plus interest cost and the accumulated post-retirement medical benefit obligation are:

	31 August
	2004	2003	2002
	£	£	£
	(million)
One-percentage-point increase effect on service cost plus interest cost	1	1	1
One-percentage-point decrease effect on service cost plus interest cost	(1)	(1)	–
One-percentage-point increase effect on the accumulated post-retirement benefit obligation	10	9	6
One-percentage-point decrease effect on the accumulated post-retirement benefit obligation	(8)	(8)	(5)

The costs recognised for defined contribution pension plans were £5 million for the year ended 31 August 2004 (2003: £5 million, 2002: £4 million). There were no significant changes in the rate of employer contributions compared to the prior year nor were there business combinations or divestitures in the current year impacting on such plans.

Additional information required by US GAAP for share options

Employee share option plans

The Group applies APB Opinion No. 25 and related interpretations when accounting for its share option plans. Had compensation cost for the Group's share option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the alternative methodology set out in SFAS No. 123—Accounting for Stock-Based Compensation, net income and earnings per ordinary share in accordance with US GAAP would be in the pro forma amounts indicated below:

	Year ended 31 August
	2004		2003 (restated)		2002 (restated)
	£		£		£
	(million)
Net income
As reported	456		279		407
Add: Stock based employee compensation expense included in reported net income, net of taxes	15		1		5
Less: Stock based employee compensation expense determined under fair value based accounting method, net of taxes	(9)		(8)		(6)

Pro forma	462		272		406

Basic earnings per Ordinary Share
As reported
Continuing	40.5	p	26.	0p	38.1	p
Discontinued	1.9	p	–		–

	42.4	p	26.0	p	38.1	p

Pro forma
Continuing	41.0	p	25.3	p	38.1	p
Discontinued	1.9	p	–		–

	42.9	p	25.3	p	38.1	p

Diluted earnings per Ordinary Share
As reported
Continuing	40.3	p	25.9	p	38.1	p
Discontinued	1.8	p	–		–

	42.1	p	25.9	p	38.1	p

Pro forma
Continuing	40.9	p	25.3	p	38.1	p
Discontinued	1.8	p	–		–

	42.7	p	25.3	p	38.1	p

The fair value of options which, in determining the pro forma impact is assumed to be amortised in the statement of income over the option vesting period, is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Year ended 31 August
	2004		2003		2002
Weighted average fair value of options whose exercise price equals the market price on the grant date	92	p	72	p	77	p
Weighted average assumptions
Risk free interest rate	5.0%		4.1%		4.3%
Expected life (months)	36		36		36
Expected volatility	31.6%		29.9%		34.6%
Dividend yield	4.0%		3.7%		3.7%
Weighted average fair value of options whose exercise price is less than the market price on the grant date	342	p	336	p	259	p
Weighted average assumptions
Risk free interest rate	5.0%		4.1%		4.3%
Expected life (months)	36		36		36
Expected volatility	29.6%		29.6%		34.7%
Dividend yield	4.0%		3.7%		3.6%

Reformatted condensed UK GAAP Income Statement

The following Income Statement has been prepared in accordance with Article 10 of Regulation S-X using the Group's UK GAAP Profit and Loss account numbers.

	Year ended 31 August
	2004		2003 (restated)		2002 (restated)
	£		£		£
	(million)
Revenue	3,229		3,317		3,254
Operating expenses
Cost of sales	(1,571)		(1,663)		(1,622)
Sales, general and administrative expenses	(1,109)		(1,091)		(1,184)
Profit on disposals of fixed assets	14		–		–
Mexican Excise Rebate	–		38		213

Operating income	563		601		661
Interest income	7		12		8
Interest expense	(143)		(158)		(114)
Minority interests	(18)		(20)		(17)
Other income, net	32		24		15

Income from continuing activities before income taxes	441		459		553
Income taxes	(105)		(122)		(162)

Income from continuing activities	336		337		391
Discontinued activities
Profit on sale of businesses	20		–		–
Income taxes	–		–		–

Profit on discontinued activities	20		–		–

Net income	356		337		391

Basic earnings per share
Continuing	31.2	p	31.3	p	36.7	p
Discontinued	1.9	p	–		–

	33.1	p	31.3	p	36.7	p

Diluted earnings per share
Continuing	31.1	p	31.3	p	36.6	p
Discontinued	1.8	p	–		–

	32.9	p	31.3	p	36.6	p

The Group's presentation of its Consolidated Profit and Loss Account for the three years ended 31 August 2004, on page F-3, separately disclosing exceptional items, has been prepared in accordance with FRS No. 3. This presentation provides a sufficient degree of prominence in respect to the exceptional items necessary, under UK GAAP, to give a true and fair view of the results of the Group in the three years ended 31 August 2004.

Valuation and qualifying accounts

	Balance at beginning of year	Profit and loss account movements	Other	Balance at end of year
	£	£	£	£
	(million)
Year ended 31 August 2004
Provisions against debtors	40	(12)	–	28
Provisions against stock	13	(1)	–	12
Year ended 31 August 2003
Provisions against debtors	47	(7)	–	40
Provisions against stock	17	(4)	–	13
Year ended 31 August 2002
Provisions against debtors	46	5	(4)	47
Provisions against stock	13	4	–	17

32.   UK Companies Act 1985

These financial statements do not comprise the Group's "statutory accounts" within the meaning of section 240 of the UK Companies Act 1985. Statutory accounts for the years ended 31 August 2003 and 2002 have been delivered to the Registrar of Companies for England and Wales. Statutory accounts for the year ended 31 August 2004 will be delivered to the Registrar of Companies for England and Wales following shareholder approval at the Company's AGM to be held on 28 January 2005. The auditors' reports on such accounts were unqualified.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

ALLIED DOMECQ PLC
	By:	/s/ GRAHAM HETHERINGTON Graham Hetherington Chief Financial Officer
Date: 15 December 2004

II-1

INDEX TO EXHIBITS

Exhibit	Description
1.1	Memorandum and Articles of Association of Allied Domecq PLC, as amended, dated 31 January 2002.*
2.1	Global Medium Term Note Programme Offering Circular dated 29 April 2004.
4.1
Trademark, Supply and Distribution Agreement, dated 15 November 2000, among Spirits International N.V., S.P.I. Spirits (Cyprus) Limited, Allied Domecq International B.V. and Allied Domecq Spirits & Wine USA, Inc., and the Addendum, dated 17 January 2002, thereto.*
4.2	Allied Domecq PLC Executive Share Option Scheme 1999.**
4.3	Allied Domecq PLC Deferred Bonus Plan.**
4.4	Allied Domecq PLC Long Term Incentive Scheme 1999.**
8.1	For a list of Allied Domecq PLC's subsidiaries, see "Item 4—Information on the Company—Organizational Structure".
11.1	Code of Conduct.***
12.1	Section 302 certification, Chief Executive.
12.2	Section 302 certification, Chief Financial Officer.
13.1	Section 906 certification, Chief Executive.
13.2	Section 906 certification, Chief Financial Officer.

*
Incorporated by reference to our registration statement on Form 20-F (File No. 001-31413) filed on 26 July 2002.

**
Incorporated by reference to our registration statement on Form S-8 (File No. 333-103563) filed on 3 March 2003.

***
Incorporated by reference to our registration statement on Form 20-F (File No. 001-31413) filed on 27 February 2004.

II-2